
11008251


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UNITED STATES
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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Panama
Exact name of registrant as specified in charter

0000076027
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2010
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-07558
SEC file number, if available

S-________________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-________________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2010
Report period (if applicable)

____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Panama City, Republic of Panama, on the___day of September, 2011.

REPUBLIC OF PANAMA

By: [signature]
Mahesh C. Khemlani
Vice Minister of Finance of the Republic of Panama

Exhibit begins on page 4 of 136

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Panama's Annual Report on Form 18-K for the year ended December 31, 2010 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the 2011 Annual Budget of the Republic of Panama (in Spanish).

EXHIBIT C

REPÚBLICA DE PANAMÁ
ASAMBLEA NACIONAL
LEGISPAN
LEGISLACIÓN DE LA REPÚBLICA DE PANAMÁ

Tipo de Norma: LEY

Número: 75 *Referencia:*

Año: 2010 *Fecha(dd-mm-aaaa):* 02-11-2010

Titulo: QUE DICTA EL PRESUPUESTO GENERAL DEL ESTADO PARA LA VIGENCIA FISCAL DE 2011.

Dictada por: ASAMBLEA NACIONAL

Gaceta Oficial: 26655-A *Publicada el:* 02-11-2010

Rama del Derecho: DER. FINANCIERO

Palabras Claves: Presupuesto, Código Fiscal, Finanzas públicas

Páginas: 130 *Tamaño en Mb:* 5.045

Rollo: 578 *Posición:* 172

LEY 75

De 2 de noviembre de 2010

Que dicta el Presupuesto General del Estado para la vigencia fiscal de 2011

LA ASAMBLEA NACIONAL

DECRETA:

TÍTULO I

RESUMEN DEL PRESUPUESTO GENERAL DEL ESTADO

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS DEL PRESUPUESTO GENERAL DEL ESTADO

ARTÍCULO 1. Apruébase el Presupuesto General del Estado para la vigencia fiscal de 2011 cuyo resumen por grupos institucionales e ingresos y gastos se expresan a continuación en Balboas:

GRUPOS INSTITUCIONALES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
0. GOBIERNO CENTRAL	5,750,634,675	1,665,247,429	7,415,882,104	4,170,486,982	3,245,395,122	7,415,882,104
1. INSTITUCIONES DESCENTRALIZADAS	3,044,878,100	839,815,600	3,884,693,700	2,658,754,550	1,225,939,150	3,884,693,700
2. EMPRESAS PÚBLICAS	833,772,800	191,141,600	1,024,914,400	725,600,300	299,314,100	1,024,914,400
3. INTERMEDIARIOS FINANCIEROS	462,605,800	1,597,042,900	2,059,648,700	393,586,300	1,666,062,400	2,059,648,700
TOTAL	10,091,891,375	4,293,247,529	14,385,138,904	7,948,428,132	6,436,710,772	14,385,138,904
MENOS TRANSFERENCIAS INTER INSTITUCIONALES	991,704,600	384,135,100	1,375,839,700	991,704,600	384,135,100	1,375,839,700
TOTAL PRESUPUESTO GENERAL DEL ESTADO	9,100,186,775	3,909,112,429	13,009,299,204	6,956,723,532	6,052,575,672	13,009,299,204



ARTÍCULO 2. Apruébase los gastos corrientes del Presupuesto General del Estado para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas :

GRUPOS INSTITUCIONALES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	APORTE AL FISCO	INTERESES DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	2,045,270,898	641,891,700	702,703,500	0	780,620,884	4,170,486,982
1. INSTITUCIONES DESCENTRALIZADAS	1,378,398,764	1,254,534,986	0	25,800,800	20,000	2,658,754,550
2. EMPRESAS PÚBLICAS	387,812,900	64,793,100	6,600,000	252,602,900	13,791,400	725,600,300
3. INTERMEDIARIOS FINANCIEROS	288,328,700	98,453,700	0	0	6,803,900	393,586,300
TOTAL	4,099,811,262	2,059,673,486	709,303,500	278,403,700	801,236,184	7,948,428,132

ARTÍCULO 3. Apruébase los gastos de capital del Presupuesto General del Estado para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	2,284,314,330	11,035,163	371,026,100	579,019.529	3.245.395.122
1. INSTITUCIONES DESCENTRALIZADAS	1,212,036,900	11,382,250	0	2,520,000	1,225,939,150
2. EMPRESAS PÚBLICAS	275,239,400	2,568,300	0	21,506,400	299,314,100
3. INTERMEDIARIOS FINANCIEROS	1,637,700,000	15,332,600	0	13,029,800	1,666,062,400
TOTAL	5,409,290,630	40,318,313	371,026,100	616,075,729	6,436,710,772

CAPÍTULO II
POLITÍCA SECTORIAL DEL GASTO PÚBLICO Y ASIGNACIÓN DE RECURSOS

ARTÍCULO 4. La administración de los gastos corrientes y gastos de capital se ejecutará de acuerdo a la siguiente politica sectorial y asignacion de recursos en Balboas:

SECTORES	ASIGNACIÓN DE RECURSOS	PORCENTAJE (%)
DESARROLLO DE LOS SERVICIOS SOCIALES	5,982,843,191	45.99
DESARROLLO DE LA INFRAESTRUCTURA	1,067,446,000	8.21
DESARROLLO Y FOMENTO DE LA PRODUCCIÓN	2,869,928,600	22.06
SERVICIOS GENERALES	1,688,875,900	12.98
SERVICIO DE LA DEUDA PÚBLICA	1,400,205,513	10.76
TOTAL	13,009,299,204	100.00



CAPÍTULO III

PRESUPUESTO DEL SECTOR PÚBLICO NO FINANCIERO

ARTÍCULO 5. Apruébase el Presupuesto del Sector Público No Financiero (SPNF) para la vigencia fiscal de 2011 cuyo resumen de ingresos y gastos se expresan a continuación en Balboas :

DETALLE	TOTAL
INGRESOS TOTALES	**8,801,232,975**
INGRESOS CORRIENTES	8,544,532,475
RECURSOS DEL PATRIMONIO	219,189,100
DONACIONES	37,511,400
GASTOS CORRIENTES	**6,633,978,245**
SERVICIOS PERSONALES	2,576,596,749
SERVICIOS NO PERSONALES	645,576,283
MATERIALES Y SUMINISTROS	547,584,929
MAQUINARIA Y EQUIPO	23,712,113
INVERSIÓN FINANCIERA	2,620,000
TRANSFERENCIAS CORRIENTES	1,964,144,886
ASIGNACIONES GLOBALES	17,697,100
SEGURO EDUCATIVO	61,655,601
INTERESES DE LA DEUDA	794,390,584
INTERNA	76,165,058
EXTERNA	718,225,526
SUPERÁVIT/DEFÍCIT CORRIENTE	**1,910,554,230**
INVERSIÓN	**2,593,187,730**
CORRIENTE	2,593,187,730
BALANCE	**-425,933,000**
FINANCIAMIENTO	**425,933,000**
INTERNO NETO	-601,140,130
CRÉDITO INTERNO	46,957,300
SALDO EN CAJA	36,906,000
USO RESERVA	497,512,000
INVERSIÓN FINANCIERA	-1,095,457,500
AMORTIZACIÓN	-87,057,930
EXTERNO NETO	1,027,073,130
CRÉDITO EXTERNO	1,542,820,529
AMORTIZACIÓN	-515,747,399



TÍTULO II

PRESUPUESTO DEL GOBIERNO CENTRAL

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS

ARTÍCULO 6. Apruébase el Presupuesto del Gobierno Central para la vigencia fiscal de 2011 cuyo resumen de ingresos y de gastos se expresan a continuación en Balboas:

INGRESOS		GASTOS	
TOTAL	7,415,882,104	TOTAL	7,415,882,104
1. INGRESOS CORRIENTES	5,750,634,675	1. GASTOS CORRIENTES	4,170,486,982
1.1. INGRESOS TRIBUTARIOS	3,923,069,498	1.1. GASTOS DE OPERACIÓN	2,045,270,898
1.1.1. IMPUESTOS DIRECTOS	1,989,892,498		
1.1.2. IMPUESTOS INDIRECTOS	1,933,177,000	1.2. TRANSFERENCIAS CORRIENTES Y SUBSIDIOS	1,344,595,200
		TRANSFERENCIAS CORRIENTES	641,891,700
1.2. INGRESOS NO TRIBUTARIOS	1,688,567,777	TRANSFERENCIAS PROPIAS	432,368,900
1.2.1. RENTA DE ACTIVOS	23,973,000	TRANSFERENCIAS C.S.S.	209,522,800
1.2.2. PART. EN UTILIDADES EMPRESAS	765,933,300	SUBSIDIOS	702,703,500
1.2.3. TRANSFERENCIAS CORRIENTES	6,432,465	1.3. INTERESES DE LA DEUDA PÚBLICA	780,620,884
1.2.4. TASAS Y DERECHOS	573,283,000		
1.2.5. CONTRIBUCIÓN DE MEJORAS	4,397,800		
1.2.6. INGRESOS VARIOS	36,144,512		
1.2.7. APORTE AL FISCO	278,403,700		
1.3. OTROS INGRESOS CORRIENTES	98,997,400		
1.3.2. INTERESES Y COMISIONES GANADOS	98,997,400		
1.4. SALDO EN CAJA Y EN BANCO			
1.4.2. DISPONIBLE LIBRE EN BANCO			
1.5. INGRESO DE GESTIÓN	40,000,000		
2. INGRESOS DE CAPITAL	1,665,247,429	2. GASTOS DE CAPITAL	3,245,395,122
2.1. RECURSOS DEL PATRIMONIO	114,841,200	(Maquinária y Equipo e Inversion Financiera)	2,284,314,330
2.1.1. VENTA DE ACTIVOS	100,000,000	2.2. OTROS GASTOS DE CAPITAL	11,035,163
2.1.3. RECUPERACIÓN DE PRÉSTAMOS	14,609,000	2.3. TRANSFERENCIAS DE CAPITAL	371,026,100
2.1.4. RECUPERACIÓN DE COLOCACIONES	232,200	2.4. AMORTIZACION DE LA DEUDA PÚBLICA	579,019,529
2.2. RECURSOS DEL CRÉDITO	1,523,440,329		
2.2.1. CRÉDITO INTERNO	4,000,000		
2.2.2. CRÉDITO EXTERNO	1,519,440,329		
2.3. OTROS INGRESOS DE CAPITAL	19,935,600		
2.3.2. TRANSFERENCIA DE CAPITAL	19,935,600		
2.4. SALDO EN CAJA Y BANCO	7,030,300		
2.4.2. DISPONIBLE LIBRE EN BANCO	7,030,300		

4



ARTÍCULO 7. Apruébase los gastos corrientes del Presupuesto del Gobierno Central para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES				
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	**2,045,270,898**	**641,891,700**	**702,703,500**	**780,620,884**	**4,170,486,982**
ASAMBLEA NACIONAL	56,503,700	1,384,000	0	0	57,887,700
CONTRALORÍA GENERAL DE LA REPÚBLICA	81,114,400	138,700	0	0	81,253,100
MINISTERIO DE LA PRESIDENCIA	65,729,200	9,510,000	7,147,200	0	82,386,400
MINISTERIO DE RELACIONES EXTERIORES	44,571,700	2,257,300	0	0	46,829,000
MINISTERIO DE EDUCACIÓN	640,677,101	26,398,600	274,047,700	0	941,123,401
MINISTERIO DE COMERCIO E INDUSTRIAS	20,331,637	3,360,900	18,913,300	0	42,605,837
MINISTERIO DE OBRAS PÚBLICAS	31,926,500	75,500	0	0	32,002,000
MINISTERIO DE DESARROLLO AGROPECUARIO	33,342,300	1,316,300	19,216,500	0	53,875,100
MINISTERIO DE SALUD	335,265,300	219,711,100	295,528,500	0	850,504,900
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	23,816,200	460,700	0	0	24,276,900
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	19,191,300	160,200	1,125,000	0	20,476,500
MINISTERIO DE ECONOMÍA Y FINANZAS	77,119,000	298,343,600	71,702,100	0	447,164,700
MINISTERIO DE GOBIERNO	59,168,360	27,989,400	6,000,000	0	93,157,760
MINISTERIO DE SEGURIDAD PÚBLICA	368,505,400	41,749,200	0	0	410,254,600
MINISTERIO DE DESARROLLO SOCIAL	15,602,400	3,557,200	9,023,200	0	28,182,800
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	2,044,000	3,500	0	0	2,047,500
ÓRGANO JUDICIAL	65,864,800	409,500	0	0	66,274,300
PROCURADURÍA GENERAL DE LA NACIÓN	52,891,400	442,100	0	0	53,333,500
PROCURADURÍA DE LA ADMINISTRACIÓN	3,060,000	150,800	0	0	3,210,800
TRIBUNAL ELECTORAL	23,745,700	4,274,300	0	0	28,020,000
FISCALÍA GENERAL ELECTORAL	3,283,900	0	0	0	3,283,900
OTROS GASTOS DE LA ADMINISTRACIÓN	13,288,700	51,800	0	0	13,340,500
TRIBUNAL DE CUENTAS	2,570,200	51,500	0	0	2,621,700
FISCALÍA DE CUENTAS	2,115,300	19,300	0	0	2,134,600
DEFENSORÍA DEL PUEBLO	3,542,400	76,200	0	0	3,618,600
DEUDA PÚBLICA	0	0	0	780,620,884	780,620,884



ARTÍCULO 8. Apruébase los gastos de capital del Presupuesto del Gobierno Central para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
T O T A L	**2,284,314,330**	**11,035,163**	**371,026,100**	**579,019,529**	**3,245,395,122**
ASAMBLEA NACIONAL	9.053,000	0	0	0	9.053,000
CONTRALORÍA GENERAL DE LA REPÚBLICA	7,358,400	0	0	0	7,358,400
MINISTERIO DE LA PRESIDENCIA	539.627.200	0	55,658,900	0	595.286.100
MINISTERIO DE RELACIONES EXTERIORES	3,011,200	0	0	0	3,011,200
MINISTERIO DE EDUCACIÓN	129,098,999	0	116,298,800	0	245,397,799
MINISTERIO DE COMERCIO E INDUSTRIAS	18,948,900	1,677,263	29,895,500	0	50,521,663
MINISTERIO DE OBRAS PÚBLICAS	619,755,100	266,600	0	0	620,021,700
MINISTERIO DE DESARROLLO AGROPECUARIO	43,903,100	1,000	9,509,800	0	53,413,900
MINISTERIO DE SALUD	174,394,000	0	53,984,000	0	228,378,000
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	25,789,000	0	50,000,000	0	75,789,000
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	111,125,600	15,700	0	0	111,141,300
MINISTERIO DE ECONOMÍA Y FINANZAS	275,577,991	456,300	10,614,600	0	286,648,891
MINISTERIO DE GOBIERNO	49,509,040	0	40,115,000	0	89,624,040
MINISTERIO DE SEGURIDAD PÚBLICA	73,574,100	6,591,900	0	0	80,166,000
MINISTERIO DE DESARROLLO SOCIAL	161,373,200	5,500	4,949,500	0	166,328,200
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	0	307,000	0	0	307,000
ÓRGANO JUDICIAL	16,683,700	1,425,900	0	0	18,109,600
PROCURADURÍA GENERAL DE LA NACIÓN	18,643,900	0	0	0	18,643,900
PROCURADURÍA DE LA ADMINISTRACIÓN	1,482,300	0	0	0	1,482,300
TRIBUNAL ELECTORAL	4,397,000	0	0	0	4,397,000
FISCALÍA GENERAL ELECTORAL	0	0	0	0	0
OTROS GASTOS DE LA ADMINISTRACIÓN	0	199,800	0	0	199,800
TRIBUNAL DE CUENTAS	355,500	0	0	0	355,500
FISCALÍA DE CUENTAS	483,100	0	0	0	483,100
DEFENSORÍA DEL PUEBLO	170,000	88,200	0	0	258,200
DEUDA PÚBLICA	0	0	0	579,019,529	579,019,529



CAPÍTULO II
PRESUPUESTO DE INGRESOS

ARTÍCULO 9. Apruébase el presupuesto de ingresos del Gobierno Central para la vigencia fiscal de 2011 por un monto de B/.7,415,882,104 de acuerdo con el siguiente detalle:

CODIGO	DETALLE	ASIGNADO
0.55.0.0.0.0.00	GOBIERNO CENTRAL	7,415,882,104
0.55.1.0.0.0.00	INGRESOS CORRIENTES	5,750,634,675
0.55.1.1.0.0.00	INGRESOS TRIBUTARIOS	3,923,069,498
0.55.1.1.1.0.00	IMPUESTOS DIRECTOS	1,989,892,498
0.55.1.1.1.1.00	SOBRE LA RENTA	1,655,491,030
0.55.1.1.1.1.01	PERSONA NATURAL	42,620,000
0.55.1.1.1.1.02	PERSONA JURÍDICA	812,232,930
0.55.1.1.1.1.03	PLANILLA	426,597,100
0.55.1.1.1.1.04	DIVIDENDOS	84,591,000
0.55.1.1.1.1.05	COMPLEMENTARIO	82,400,000
0.55.1.1.1.1.06	AUTORIDAD DEL CANAL	61,980,000
0.55.1.1.1.1.07	ZONA LIBRE DE COLÓN	31,900,000
0.55.1.1.1.1.09	TRANSFERENCIAS DE BIENES INMUEBLES	40,375,000
0.55.1.1.1.1.10	GANANCIA POR ENAJENACION - VALORES	29,775,000
0.55.1.1.1.1.11	GANANCIA POR ENAJENACION - BIENES INMUEBLES	43,020,000
0.55.1.1.1.2.00	SOBRE LA PROPIEDAD Y PATRIMONIO	269,225,000
0.55.1.1.1.2.01	INMUEBLES	166,265,000
0.55.1.1.1.2.02	AVISOS DE OPERACION DE EMPRESAS	102,960,000
0.55.1.1.1.4.00	SEGURO EDUCATIVO	65,176,468
0.55.1.1.1.4.99	SEGURO EDUCATIVO	65,176,468
0.55.1.1.2.0.00	IMPUESTOS INDIRECTOS	1,933,177,000
0.55.1.1.2.1.00	TRANS. DE BIENES MUEBLES Y SERV. (ITBMS)	968,725,000
0.55.1.1.2.1.01	IMPORTACIÓN	377,900,000
0.55.1.1.2.1.02	DECLARACIÓN-VENTAS	590,825,000
0.55.1.1.2.2.00	IMPORTACIÓN	453,000,000
0.55.1.1.2.2.01	TABACO Y SUS MANUFACTURAS	50,000
0.55.1.1.2.2.02	LICORES EN GENERAL Y TIMBRES	2,400,000
0.55.1.1.2.2.03	INSTRUM. CIENTIF. DE MEDICIÓN Y CONTROL	2,000,000
0.55.1.1.2.2.04	COMESTIBLES O. ANIM. Y VEG.	10,400,000
0.55.1.1.2.2.05	GRASAS Y ACEITES ANIMALES Y VEGETALES	300,000
0.55.1.1.2.2.06	MAQUINARIA INDUSTRIAL Y AGRÍCOLA	8,800,000
0.55.1.1.2.2.07	MAQUINARIA DE ESCRIBIR Y CALCULADORAS	2,400,000
0.55.1.1.2.2.08	RADIOS, FONÓGRAFOS Y ACCESORIOS	5,600,000
0.55.1.1.2.2.09	REFRIGERADORAS Y ACCESORIOS	2,400,000
0.55.1.1.2.2.10	AUTOS ACCESORIOS Y LLANTAS	25,600,000
0.55.1.1.2.2.11	ACEITE Y GRASAS Y MINERALES	100,000



0.55.1.1.2.2.12	ARTÍCULOS DE CAUCHO	3,200,000
0.55.1.1.2.2.13	MUEBLES DE MADERA Y METAL	2,000,000
0.55.1.1.2.2.14	PRODUCTOS QUÍMICOS	10,400,000
0.55.1.1.2.2.15	METALES EN GENERAL	4,400,000
0.55.1.1.2.2.16	MADERAS EN GENERAL	1,500,000
0.55.1.1.2.2.17	JUGUETES, JUEGOS Y ARTS. PARA RECREACIÓN	1,500,000
0.55.1.1.2.2.18	FERRETERÍA Y ACCESORIOS ELÉCTRICOS	5,600,000
0.55.1.1.2.2.19	PINTURA, TINTA Y COLORANTES	500,000
0.55.1.1.2.2.20	ART. HECHOS EN MATERIALES PLÁSTICOS	2,200,000
0.55.1.1.2.2.21	ARTÍCULOS DE ALGODÓN	300,000
0.55.1.1.2.2.22	TEJIDOS EN GENERAL EXCEPTO DE ALGODÓN	1,500,000
0.55.1.1.2.2.23	CALZADOS EN GENERAL	2,000,000
0.55.1.1.2.2.24	VESTIDOS EN GENERAL	7,000,000
0.55.1.1.2.2.25	PAPELERÍA Y ÚTILES DE ESCRITORIO	3,200,000
0.55.1.1.2.2.26	ART. DE VIAJES BOLSAS-MANO	700,000
0.55.1.1.2.2.27	LOZA Y CRISTALERÍAS	800,000
0.55.1.1.2.2.28	COMBUSTIBLES	800,000
0.55.1.1.2.2.29	ARTÍCULOS NO ESPECIFICADOS	343,850,000
0.55.1.1.2.2.30	GRAVAMEN ADICIONAL A LA IMPORTACIÓN	200,000
0.55.1.1.2.2.35	OTROS GRAVÁMENES	1,300,000
0.55.1.1.2.4.00	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	449,254,000
0.55.1.1.2.4.01	PRIMA DE SEGUROS	48,300,000
0.55.1.1.2.4.02	CONSUMO DE COMBUSTIBLE Y DERIV. DE PETRÓLEO	189,900,000
0.55.1.1.2.4.05	CONSUMO DE CERVEZA	36,059,000
0.55.1.1.2.4.06	CONSUMO DE LICORES	16,552,000
0.55.1.1.2.4.08	VENTA DE GASEOSAS	8,200,000
0.55.1.1.2.4.09	CONSUMO VARIOS	35,743,000
0.55.1.1.2.4.10	JOYAS Y ARMAS DE FUEGO	500,000
0.55.1.1.2.4.11	TELEVISIÓN, CABLE, MICROONDA, TEL. CELULAR	30,000,000
0.55.1.1.2.4.12	JUEGOS DE SUERTE Y AZAR	1,000,000
0.55.1.1.2.4.13	CIGARRILLO IMPORTADO	33,000,000
0.55.1.1.2.4.14	CONSUMO SELECTIVO AUTOMÓVILES	50,000,000
0.55.1.1.2.7.00	SOBRE ACTOS JURÍDICOS	40,698,000
0.55.1.1.2.7.02	TIMBRES NACIONALES	20,298,000
0.55.1.1.2.7.06	DECLARACIÓN-TIMBRES	20,400,000
0.55.1.1.2.8.00	OTROS IMPUESTOS INDIRECTOS	21,500,000
0.55.1.1.2.8.02	BANCOS Y CASAS DE CAMBIO	21,500,000
0.55.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	1,688,567,777
0.55.1.2.1.0.00	RENTA DE ACTIVOS	23,973,000
0.55.1.2.1.1.00	ARRENDAMIENTOS	13,446,000
0.55.1.2.1.1.02	DE LOTES Y TIERRAS	8,646,000
0.55.1.2.1.1.03	DE BIENES INMUEBLES	4,800,000
0.55.1.2.1.2.00	EXPLORACIÓN Y EXPLOTACIÓN	200,000
0.55.1.2.1.2.02	EXPLOTACIÓN DE MINAS Y CANTERAS	200,000
0.55.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	200,000
0.55.1.2.1.3.10	IMPRESOS Y FORMULARIOS	200,000
0.55.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	10,127,000
0.55.1.2.1.4.04	CORREOS Y TELÉGRAFOS	8,000,000
0.55.1.2.1.4.18	SER. PÚB. ÁREA DEL CANAL	2,127,000



0.55.1.2.2.0.00	PART. EN UTILIDADES EMPRESAS	765,933,300
0.55.1.2.2.1.00	DIVIDENDOS DE EMPRESAS	654,933,300
0.55.1.2.2.1.01	DIVIDENDOS CABLE AND WIRELESS	70,000,000
0.55.1.2.2.1.03	DIVIDENDOS DEL CANAL	493,777,000
0.55.1.2.2.1.04	DIVIDENDOS EMPRESAS ELÉCTRICAS	76,000,000
0.55.1.2.2.1.05	DIVIDENDOS AITSA	12,956,300
0.55.1.2.2.1.09	DIVIDENDOS PTP	2,200,000
0.55.1.2.2.4.00	INTERM. FINANC. Y CORP. DE DES.	93,000,000
0.55.1.2.2.4.70	DIVIDENDOS B.N.P.	90,000,000
0.55.1.2.2.4.71	DIVIDENDOS CAJA DE AHORROS	3,000,000
0.55.1.2.2.5.00	ACUÑACIÓN DE MONEDAS	18,000,000
0.55.1.2.2.5.01	SEÑOREAJE	18,000,000
0.55.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	6,432,465
0.55.1.2.3.2.00	INSTITUCIONES DESCENTRALIZADAS	3,624,279
0.55.1.2.3.2.05	SIACAP	22,956
0.55.1.2.3.2.10	CAJA DE SEGURO SOCIAL	1,744,699
0.55.1.2.3.2.15	AUTORIDAD DEL CANAL	113,154
0.55.1.2.3.2.16	ACODECO	22,372
0.55.1.2.3.2.17	REGISTRO PÚBLICO	69,214
0.55.1.2.3.2.19	AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	72,629
0.55.1.2.3.2.20	IFARHU	149,303
0.55.1.2.3.2.21	DEFENSORÍA DEL PUEBLO	32,487
0.55.1.2.3.2.22	AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	42,069
0.55.1.2.3.2.23	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	26,832
0.55.1.2.3.2.25	IDIAP	59,671
0.55.1.2.3.2.28	SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN	14,401
0.55.1.2.3.2.29	UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	2,515
0.55.1.2.3.2.30	INAC	77,540
0.55.1.2.3.2.35	PANDEPORTES	84,188
0.55.1.2.3.2.37	INADEH	122,821
0.55.1.2.3.2.38	ANAM	99,297
0.55.1.2.3.2.40	IPHE	67,157
0.55.1.2.3.2.41	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	126,683
0.55.1.2.3.2.42	IPACOOP	72,083
0.55.1.2.3.2.43	INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	7,518
0.55.1.2.3.2.45	AUTORIDAD DE TURISMO DE PANAMÁ	93,000
0.55.1.2.3.2.46	AMPYME	51,895
0.55.1.2.3.2.48	AUTORIDAD NACIONAL DE ADUANAS	42,673
0.55.1.2.3.2.90	UNIVERSIDAD DE PANAMÁ	217,929
0.55.1.2.3.2.94	UNACHI	59,051
0.55.1.2.3.2.95	UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	81,980
0.55.1.2.3.2.96	UNIVERSIDAD DE LAS AMÉRICAS	48,162
0.55.1.2.3.3.00	EMPRESAS PÚBLICAS	894,648
0.55.1.2.3.3.04	AUTORIDAD MARÍTIMA DE PANAMA	89,267
0.55.1.2.3.3.08	BINGOS NACIONALES	35,924
0.55.1.2.3.3.38	AUTORIDAD AERONÁUTICA CIVIL	64,576
0.55.1.2.3.3.40	AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	55,570
0.55.1.2.3.3.41	EMPRESA DE GENERACIÓN ELÉCTRICA	57,725
0.55.1.2.3.3.42	AGENCIA DEL ÁREA PANAMÁ PACÍFICO	64,359



0.55.1.2.3.3.66	IDAAN	155,467
0.55.1.2.3.3.70	IMA	64,514
0.55.1.2.3.3.78	ETESA	81,735
0.55.1.2.3.3.82	LOTERÍA NACIONAL DE BENEFICENCIA	157,816
0.55.1.2.3.3.96	ZONA LIBRE DE COLÓN	67,695
0.55.1.2.3.4.00	INTERMEDIARIOS FINANCIEROS	519,523
0.55.1.2.3.4.10	SUPERINTENDENCIA DE BANCOS	75,731
0.55.1.2.3.4.15	BANCO DE DESARROLLO AGROPECUARIO	175,996
0.55.1.2.3.4.30	BANCO HIPOTECARIO NACIONAL	89,951
0.55.1.2.3.4.45	BANCO NACIONAL DE PANAMÁ	71,637
0.55.1.2.3.4.60	CAJA DE AHORROS	39,955
0.55.1.2.3.4.80	COMISIÓN NACIONAL DE VALORES	24,836
0.55.1.2.3.4.90	ISA	41,417
0.55.1.2.3.6.00	MUNICIPIOS	1,023,615
0.55.1.2.3.6.01	AGUADULCE	21,530
0.55.1.2.3.6.02	ALANJE	10,469
0.55.1.2.3.6.05	BOCAS DEL TORO	37,257
0.55.1.2.3.6.06	BOQUERÓN	13,269
0.55.1.2.3.6.07	BOQUETE	13,195
0.55.1.2.3.6.09	CAPIRA	20,496
0.55.1.2.3.6.10	CHAME	30,811
0.55.1.2.3.6.11	CHEPO	25,801
0.55.1.2.3.6.12	CHIRIQUÍ GRANDE	28,047
0.55.1.2.3.6.14	DOLEGA	12,532
0.55.1.2.3.6.15	LAS TABLAS	41,647
0.55.1.2.3.6.16	COLÓN	79,556
0.55.1.2.3.6.17	ANTÓN	41,404
0.55.1.2.3.6.18	MUNICIPIO DE PENONOMÉ	23,748
0.55.1.2.3.6.19	SAN CARLOS	19,317
0.55.1.2.3.6.20	CHANGUINOLA	12,731
0.55.1.2.3.6.21	LOS SANTOS	36,741
0.55.1.2.3.6.30	DAVID	36,424
0.55.1.2.3.6.40	BARÚ	25,212
0.55.1.2.3.6.50	CHITRÉ	29,779
0.55.1.2.3.6.75	LA CHORRERA	50,877
0.55.1.2.3.6.76	PANAMÁ	203,371
0.55.1.2.3.6.78	SAN MIGUELITO	95,675
0.55.1.2.3.6.95	SANTIAGO	39,659
0.55.1.2.3.6.96	ARRAIJÁN	54,897
0.55.1.2.3.6.97	BUGABA	19,170
0.55.1.2.3.7.00	SECTOR PRIVADO	149,900
0.55.1.2.3.7.16	ACODECO	500
0.55.1.2.3.7.20	IFARHU	5,000
0.55.1.2.3.7.25	IDIAP	300
0.55.1.2.3.7.30	INAC	2,700
0.55.1.2.3.7.35	PANDEPORTES	2,000
0.55.1.2.3.7.37	INADEH	1,000
0.55.1.2.3.7.38	ANAM	2,000
0.55.1.2.3.7.40	IPHE	500



0.55.1.2.3.7.42	IPACOOP	2,000
0.55.1.2.3.7.45	AUTORIDAD DE TURISMO DE PANAMA	22,000
0.55.1.2.3.7.46	TRANSMISIÓN DE DATOS (VARIOS)	111,900
0.55.1.2.3.8.00	EMPRESAS PÚBLICAS (INF. ESTATAL)	212,000
0.55.1.2.3.8.05	AUTORIDAD MARÍTIMA DE PANAMA	26,000
0.55.1.2.3.8.08	BINGOS NACIONALES	1,000
0.55.1.2.3.8.38	AUTORIDAD AERONÁUTICA CIVIL	4,000
0.55.1.2.3.8.66	IDAAN	10,000
0.55.1.2.3.8.70	IMA	1,000
0.55.1.2.3.8.82	LOTERÍA NACIONAL DE BENEFICENCIA	110,000
0.55.1.2.3.8.96	ZONA LIBRE DE COLÓN	60,000
0.55.1.2.3.9.00	INTERMEDIARIOS FINANCIEROS (INF. EST.)	8,500
0.55.1.2.3.9.15	BANCO DE DESARROLLO AGROPECUARIO	4,000
0.55.1.2.3.9.30	BANCO HIPOTECARIO NACIONAL	4,000
0.55.1.2.3.9.90	INSTITUTO DE SEGURO AGROPECUARIO	500
0.55.1.2.4.0.00	TASAS Y DERECHOS	573,283,000
0.55.1.2.4.1.00	DERECHOS	395,333,000
0.55.1.2.4.1.02	PEAJES DEL CANAL	343,133,000
0.55.1.2.4.1.05	LICENCIA PARA PESCA DE CAMARÓN	200,000
0.55.1.2.4.1.40	TRASIEGO DE PETRÓLEO	200,000
0.55.1.2.4.1.43	REGISTRO OFICIAL DE LA IND. NACIONAL	300,000
0.55.1.2.4.1.45	CONCESIONES VARIAS	42,500,000
0.55.1.2.4.1.46	CONCESIONES B. R.	9,000,000
0.55.1.2.4.2.00	TASAS	177,950,000
0.55.1.2.4.2.01	ALMACENAJE DE ADUANA	200,000
0.55.1.2.4.2.03	BOLETÍN OFIC. DE LA PROPIEDAD INDUSTRIAL	1,300,000
0.55.1.2.4.2.05	TASA ANUAL-VIGENCIA SOCIEDAD ANÓNIMAS	114,450,000
0.55.1.2.4.2.09	FECI	45,000,000
0.55.1.2.4.2.22	AUTENTIFICACIÓN DE FIRMAS	200,000
0.55.1.2.4.2.35	SERV. VIGILANCIA ESPECIAL	300,000
0.55.1.2.4.2.36	TASA DE OLEODUCTO	1,000,000
0.55.1.2.4.2.46	SERVICIO ADMINISTRATIVO ADUANERO	15,500,000
0.55.1.2.5.0.00	CONTRIBUCIÓN DE MEJORAS	4,397,800
0.55.1.2.5.0.01	TASA DE VALORIZACIÓN	4,397,800
0.55.1.2.6.0.00	INGRESOS VARIOS	36,144,512
0.55.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	2,000,000
0.55.1.2.6.0.02	DEPÓSITOS	1,000,000
0.55.1.2.6.0.03	DEPÓSITOS CADUCADOS	1,939,812
0.55.1.2.6.0.99	OTROS INGRESOS VARIOS	31,204,700
0.55.1.2.7.0.00	APORTE AL FISCO	278,403,700
0.55.1.2.7.2.00	ENTIDADES DESCENTRALIZADAS	25,800,800
0.55.1.2.7.2.10	AUTORIDAD DE TURISMO DE PANAMÁ	400,000
0.55.1.2.7.2.95	REGISTRO PÚBLICO DE PANAMÁ	25,400,800
0.55.1.2.7.3.00	EMPRESAS PÚBLICAS	252,602,900
0.55.1.2.7.3.03	AUTORIDAD MARÍTIMA DE PANAMÁ	93,500,000
0.55.1.2.7.3.06	LOTERÍA NACIONAL DE BENEFICENCIA	84,000,100
0.55.1.2.7.3.96	ZONA LIBRE DE COLÓN	75,102,800
0.55.1.3.0.0.00	OTROS INGRESOS CORRIENTES	98,997,400
0.55.1.3.2.0.00	INTERESES Y COMISIONES GANADOS	98,997,400



0.55.1.3.2.4.00	INT. Y COMISIONES GANADOS S/VALORES	98,997,400
0.55.1.3.2.4.45	INTERESES DEL FONDO FIDUCIARIO	60,000,000
0.55.1.3.2.4.50	INTERESES SOBRE COLOCACIONES	35,000,000
0.55.1.3.2.4.60	INTERESES SOBRE ENTIDADES PUBLICAS	3,997,400
0.55.1.5.0.0.00	INGRESOS COR. INCORPORADOS	40,000,000
0.55.1.5.1.0.00	RENTA DE ACTIVOS	10,092,433
0.55.1.5.1.1.00	ARRENDAMIENTOS	100,000
0.55.1.5.1.1.01	DE EDIFICIOS Y LOCALES	100,000
0.55.1.5.1.3.00	INGRESO POR VENTA DE BIENES	2,160,884
0.55.1.5.1.3.01	PRODUCTOS AGRÍCOLAS	44,000
0.55.1.5.1.3.09	PROD. TALLER Y ARTESANÍA	20,000
0.55.1.5.1.3.10	IMPRESOS Y FORMULARIOS	720,000
0.55.1.5.1.3.12	PRODUCTOS MÉDICOS Y FARMACÉUTICOS	275,000
0.55.1.5.1.3.16	TARJETAS DE IDENTIFICACION	150,392
0.55.1.5.1.3.98	VENTA DE TIERRA	428,000
0.55.1.5.1.3.99	OTROS INGRESOS POR BIENES	523,492
0.55.1.5.1.4.00	INGRESO POR VENTA DE SERVICIOS	7,761,549
0.55.1.5.1.4.04	MEDIOS DE COMUNICACIÓN	311,207
0.55.1.5.1.4.07	LAB. Y CENTROS ESPECIALES	260,000
0.55.1.5.1.4.08	SERVICIOS ADMINISTRATIVOS	55,000
0.55.1.5.1.4.09	MARCAS Y PATENTES	405,000
0.55.1.5.1.4.10	PROMOCIÓN DE ARTESANÍA	64,000
0.55.1.5.1.4.11	COMERCIO EXTERIOR	103,000
0.55.1.5.1.4.12	FINANCIERAS	77,000
0.55.1.5.1.4.13	RECURSOS MINERALES	74,000
0.55.1.5.1.4.23	SERVICIOS DE ODONTOLOGÍA	90,000
0.55.1.5.1.4.25	FONDO DE DESCUENTO CONTRALORÍA	6,000,000
0.55.1.5.1.4.26	PROPIEDAD HORIZONTAL	172,342
0.55.1.5.1.4.99	OTROS SERVICIOS VARIOS	150,000
0.55.1.5.1.5.00	ING. POR ESPECTÁCULOS PÚBLICOS	70,000
0.55.1.5.1.5.06	ESPECTÁCULOS PÚBLICOS	70,000
0.55.1.5.4.0.00	TASAS Y DERECHOS	19,962,655
0.55.1.5.4.1.00	DERECHOS	11,133,855
0.55.1.5.4.1.26	ANUNCIOS COMERCIALES	520,000
0.55.1.5.4.1.33	SERVICIOS DE GUARDERÍA	38,508
0.55.1.5.4.1.41	LIC. PARA SEGURO Y REASEGURO	151,000
0.55.1.5.4.1.44	PERMISOS PARA PORTAR ARMAS	70,000
0.55.1.5.4.1.45	PASAPORTE	3,021,250
0.55.1.5.4.1.46	MIGRACIÓN	7,333,097
0.55.1.5.4.2.00	TASAS	8,828,800
0.55.1.5.4.2.04	FONDO DEL T. ELECTORAL	1,463,500
0.55.1.5.4.2.06	REGISTRO CIVIL	100,000
0.55.1.5.4.2.15	INSPECCIÓN Y AVALÚO CATASTRAL	70,000
0.55.1.5.4.2.20	EXPEDICIÓN DE DOCUMENTO	350,000
0.55.1.5.4.2.23	EXPEDICIÓN DE CARNÉS	200,000
0.55.1.5.4.2.27	CERTIFICACIÓN DE DIPLOMAS	60,000
0.55.1.5.4.2.38	FOTOCOPIAS DE DOCUMENTOS Y PLANOS	40,000
0.55.1.5.4.2.45	CUSTODIA MARÍTIMA	320,000
0.55.1.5.4.2.47	SELLOS DE SEGURIDAD	50,000



0.55.1.5.4.2.51	CUSTODIA FÍSICA DE ADUANA	330,000
0.55.1.5.4.2.52	3/4 DEL 1% DE ADUANA	500
0.55.1.5.4.2.53	OTROS INGRESOS DE ADUANA	160,000
0.55.1.5.4.2.54	TIMBRES DE MAQ. FRANQUEADORA	115,000
0.55.1.5.4.2.97	OTRAS TASAS VARIAS SALUD	2,610,300
0.55.1.5.4.2.98	FONDO DE ADMÓN. HOSPITALES	2,959,500
0.55.1.5.6.0.00	INGRESOS VARIOS	9,944,912
0.55.1.5.6.0.04	GOBERNACIÓN	60,000
0.55.1.5.6.0.05	FONDO JUDICIAL	80,069
0.55.1.5.6.0.99	OTROS INGRESOS VARIOS	9,804,843
0.55.2.0.0.0.00	INGRESOS DE CAPITAL	1,665,247,429
0.55.2.1.0.0.00	RECURSOS DEL PATRIMONIO	114,841,200
0.55.2.1.1.0.00	VENTA DE ACTIVOS	100,000,000
0.55.2.1.1.1.00	VENTA DE BIENES INMUEBLES	100,000,000
0.55.2.1.1.1.05	TERRENOS	100,000,000
0.55.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	14,609,000
0.55.2.1.3.0.05	RECUPERACION DE PRÉSTAMO ETESA	4,302,900
0.55.2.1.3.0.46	REEMBOLSO ZLC	5,131,700
0.55.2.1.3.0.53	REEMBOLSO B.D.A.	719,000
0.55.2.1.3.0.55	AUTORIDAD MARÍTIMA DE PANAMÁ	2,194,600
0.55.2.1.3.0.56	FONDHABI-MIVI	1,500,000
0.55.2.1.3.0.57	BHN	675,200
0.55.2.1.3.0.58	IMA	85,600
0.55.2.1.4.0.00	RECUPERACIÓN DE COLOCACIONES	232,200
0.55.2.1.4.8.00	RECUPERACIÓN DE COLOCACIONES	232,200
0.55.2.1.4.8.01	RECURSOS DEL FONDO FIDUCIARIO	232,200
0.55.2.2.0.0.00	RECURSOS DEL CRÉDITO	1,523,440,329
0.55.2.2.1.0.00	CRÉDITO INTERNO	4,000,000
0.55.2.2.1.4.00	PRÉSTAMOS	4,000,000
0.55.2.2.1.4.06	FONDO DE PRE INVERSIÓN	4,000,000
0.55.2.2.2.0.00	CRÉDITO EXTERNO	1,519,440,329
0.55.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	186,465,476
0.55.2.2.2.1.10	JICA - MINSA	62,293,300
0.55.2.2.2.1.12	ÓRGANO JUDICIAL - BID	2,497,000
0.55.2.2.2.1.14	CORPORACIÓN ANDINA DE FOMENTO	600,000
0.55.2.2.2.1.16	MINISTERIO PÚBLICO - BID 1099	4,328,900
0.55.2.2.2.1.21	BID PRESIDENCIA BOCAS DEL TORO	2,400,000
0.55.2.2.2.1.22	BID 1430 MEF	1,750,000
0.55.2.2.2.1.24	PRONAT MEF BID	7,000,000
0.55.2.2.2.1.40	PROGRAMA DE ELECTRIFICACIÓN RURAL	4,250,000
0.55.2.2.2.1.41	DESARROLLO SOSTENIBLE DE DARIÉN II ETAPA	1,520,000
0.55.2.2.2.1.44	PROYECTO DE PROTECCIÓN SOCIAL	1,047,000
0.55.2.2.2.1.53	BID-SEGURIDAD CIUDADANA G Y J	5,090,300
0.55.2.2.2.1.55	MIVI BID 343	1,476,400
0.55.2.2.2.1.56	RED DE PROGRAMA SOCIAL - MIDES	2,001,700
0.55.2.2.2.1.57	BID SANEAMIENTO DE LA BAHÍA SALUD	6,333,500
0.55.2.2.2.1.58	BID DESARROLLO SOSTENIDO CHIRIQUÍ	1,600,000
0.55.2.2.2.1.64	BID 1013/OC-PN-EDUC.	10,633,100
0.55.2.2.2.1.68	BID 1350 SALUD P/N	18,478,100



0.55.2.2.2.1.69	BID - MICI PN L 1001	6,654,400
0.55.2.2.2.1.71	BIRF 3841 PA MINSA	22,463,900
0.55.2.2.2.1.72	MIDA - BID PN 0141	1,500,000
0.55.2.2.2.1.75	MOP - BID 1468	9,303,296
0.55.2.2.2.1.78	BID PRESIDENCIA PN 1226	1,305,000
0.55.2.2.2.1.87	FIDA 580 - FES	3,300,000
0.55.2.2.2.1.90	BID 804 MIVI	754,500
0.55.2.2.2.1.91	FIDA-MIDA-385-466	3,755,080
0.55.2.2.2.1.95	BID PRESIDENCIA 2025	4,130,000
0.55.2.2.2.5.00	BONOS EXTERNOS	1,332,974,853
0.55.2.2.2.5.10	BONOS EXTERNOS	1,332,974,853
0.55.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	19,935,600
0.55.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	19,935,600
0.55.2.3.2.8.00	SECTOR EXTERNO	19,935,600
0.55.2.3.2.8.14	DONACIÓN MEF-USAID	2,333,300
0.55.2.3.2.8.69	MIDA-AID GUSANO BARRENADOR	15,332,300
0.55.2.3.2.8.71	BID-MEF ATN/MT-5785	750,000
0.55.2.3.2.8.81	AGENCIA ESPAÑOLA - MEF	1,520,000
0.55.2.4.0.0.00	SALDO EN CAJA Y BANCO	7,030,300
0.55.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	7,030,300
0.55.2.4.2.0.92	SALDO EN BANCO SEGURO EDUCATIVO	7,030,300

CAPÍTULO III
0.01 ASAMBLEA NACIONAL

ARTÍCULO 10. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la ASAMBLEA NACIONAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	19,617,400
Administración General	37,088,900
Transferencias Corrientes	1,181,400
Total del presupuesto de funcionamiento	**57,887,700**
Inversión	
Construcción y Remodelación	5,300,000
Programa de Modernización	3,753,000
Total del presupuesto de inversión	**9,053,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**66,940,700**



CAPÍTULO IV
0.02 CONTRALORÍA GENERAL DE LA REPÚBLICA

ARTÍCULO 11. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CONTRALORÍA GENERAL DE LA REPÚBLICA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	19,672,600
Contabilidad Pública	3,409,900
Fiscalización, Regulación y Control	21,497,500
Servicios de Estadística	29,244,500
Transferencias Varias	8,700
Auditoría	7,419,900
Total del presupuesto de funcionamiento	**81,253,100**
Inversión	
Modernizacion Tecnológica Fiscalizadora	1,404,100
Fortalecimiento Institucional	5,954,300
Total del presupuesto de inversión	**7,358,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**88,611,500**

CAPÍTULO V
ÓRGANO EJECUTIVO
0.03 MINISTERIO DE LA PRESIDENCIA

ARTÍCULO 12. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE LA PRESIDENCIA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección Superior del Estado	40,036,641
Dirección de Carrera Administrativa	1,574,169
Gaceta Oficial	125,073
Consejo de Defensa y Seguridad Nacional	4,810,687
Servicio de Protección Institucional	16,176,400
Programa de Ayuda Nacional	11,144,638
Desarrollo Integral - Áreas Prioritarias	471,592
Transferencias	8,047,200
Total del presupuesto de funcionamiento	**82,386,400**
Inversión	
Obras de Interes Social	104,663,900



Despacho Presidente (Colón)	500,000
Electrificación Rural	5,000,000
Asuntos Comunitarios Desp. Primera Dama	2,505,500
Desarrollo Integral Áreas Prioritarias	22,886,800
Transferencias de Capital	55,658,900
Mejoras de Instalaciones y Equipamiento	404,071,000
Total del presupuesto de inversión	**595,286,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**677,672,500**

CAPÍTULO VI
0.05 MINISTERIO DE RELACIONES EXTERIORES

ARTÍCULO 13. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del MINISTERIO DE RELACIONES EXTERIORES para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,750,300
Política Exterior	31,993,000
Transferencias Varias	2,085,700
Total del presupuesto de funcionamiento	**46,829,000**
Inversión	
Restauración y Remodelación	1,498,800
Proyecto de Apoyo Logístico	1,512,400
Total del presupuesto de inversión	**3,011,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**49,840,200**

CAPÍTULO VII
0.07 MINISTERIO DE EDUCACIÓN

ARTÍCULO 14. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE EDUCACIÓN para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	67,833,712
Educación Básica General	284,979,701
Educación Media	211,345,495
Educación de Adultos	20,823,549
Educación Post-Media	722,343
Educación Agropecuaria	6,400,868
Transferencias Corrientes	26,300,600
Transferencias al Sector Público	274,047,700
Fondo Exhoneración de Matrícula	48,669,433
Total del presupuesto de funcionamiento	**941,123,401**



Inversión

Mantenimiento de Centros Educativo	1,949,000
Construcción y Rehab. de Escuelas	32,336,400
Equipamiento de Centros Educativos	6,436,300
Desarrollo Educativo	12,976,900
Nutrición Escolar	22,791,100
Educación Básica	4,045,700
Transferencias de Capital	116,298,800
Fortalecimiento de Tecn. Educativa	38,012,400
Mantenimiento, Equip. y Constr. S.E.	10,551,199
Total del presupuesto de inversión	**245,397,799**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,186,521,200**

CAPÍTULO VIII
0.08 MINISTERIO DE COMERCIO E INDUSTRIAS

ARTÍCULO 15. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE COMERCIO E INDUSTRIAS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,689,892
Fomento y Regulación Industria	841,056
Fomento y Regulación del Comercio	10,389,890
Regulación de Intermediarios Financieros	729,618
Fomento y Reg. de los Recursos Minerales	1,424,444
Transferencias	3,294,900
Transferencias al Sector Público	18,913,300
Total del presupuesto de funcionamiento	**44,283,100**
Inversión	
Desarrollo Comercial e Industrial	18,948,900
Transferencias de Capital	29,895,500
Total del presupuesto de inversión	**48,844,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**93,127,500**

CAPÍTULO IX
0.09 MINISTERIO DE OBRAS PÚBLICAS

ARTÍCULO 16. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE OBRAS PÚBLICAS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15,502,720



Mantenimiento de Obras	16,750,380
Transferencias Varias	15,500
Total del presupuesto de funcionamiento	**32,268,600**
Inversión	
Construcción y Rehabilitación Drenajes	21,608,200
Mantenimiento y Rehabilitación Vial	390,466,645
Construcción y Mej. de Calles y Avenidas	179,459,004
Construcción y Rehabilitación de Puentes	28,221,251
Total del presupuesto de inversión	**619,755,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**652,023,700**

CAPÍTULO X

0.10 MINISTERIO DE DESARROLLO AGROPECUARIO

ARTÍCULO 17. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	27,322,400
Asistencia Técnica Agrícola	1,810,600
Asistencia Técnica Pecuaria	3,506,300
Ordenación y Distribución de Tierras	1,092,100
Desarrollo Social	409,400
Servicios de Ingeniería Rural	518,800
Transferencias al Sector Público	19,216,500
Total del presupuesto de funcionamiento	**53,876,100**
Inversión	
Mejoramiento de Productividad	2,000,000
Programa de Desarrollo Tecnológico	4,005,000
Sanidad Agropecuaria	18,395,500
Desarrollo Rural Agropecuario	8,732,200
Otros Proyectos de Inversión	4,770,400
Reconver. y Transfor. Agropecuaria	6,000,000
Transferencias de Capital	9,509,800
Total del presupuesto de inversión	**53,412,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**107,289,000**



CAPÍTULO XI
0.12 MINISTERIO DE SALUD

ARTÍCULO 18. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE SALUD para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Salud Pública	180,696,550
Provisión de Atención	155,682,250
Transferencias Varias	131,176,800
Fondo de Adm. de Hospitales	2,959,500
Fondo de Servicios Varios	2,610,300
Transferencias al Sector Público	377,379,500
Total del presupuesto de funcionamiento	**850,504,900**
Inversión	
Construcción y Mej. de Inst. de Salud	21,180,800
Salud Ambiental	100,968,600
Salud Nutricional	12,525,000
Equipamiento de Inst. de Salud	10,139,500
Otros Proyectos de Inversión	20,922,900
Transferencias de Capital	53,984,000
Desarrollo Comunitario	8,657,200
Total del presupuesto de inversión	**228,378,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,078,882,900**

CAPÍTULO XII
0.13 MINISTERIO DE TRABAJO Y DESARROLLO LABORAL

ARTÍCULO 19. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE TRABAJO Y DESARROLLO LABORAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,734,807
Admón. de las Relaciones Laborales	3,928,649
Inv., Promoción y Generación de Empleo	591,444
Transferencias Varias	436,700
Educación y Capacitación-Sind.,Priv.	6,585,300
Total del presupuesto de funcionamiento	**24,276,900**
Inversión	
Programa de Inserción Laboral	25,789,000



Transferencia de Capital	50,000,000
Total del presupuesto de inversión	**75,789,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**100,065,900**

CAPÍTULO XIII
0.14 MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL

ARTÍCULO 20. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación de indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,024,495
Planificación y Desarrollo Urbano	4,652,263
Admón. y Regulación de Bienes	654,507
Ordenamiento Territorial	1,035,935
Transferencia Varias	1,125,000
Total del presupuesto de funcionamiento	**20,492,200**
Inversión	
Construcción de Vivienda	61,839,800
Fondo de Ahorro Habitacional	1,500,000
Financiamiento de Vivienda	21,525,600
Asistencia Habitacional	9,100,000
Mejoramiento Habitacional	15,259,900
Fortalecimiento Institucional	1,900,300
Total del presupuesto de inversión	**111,125,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**131,617,800**

CAPÍTULO XIV
0.16 MINISTERIO DE ECONOMÍA Y FINANZAS

ARTÍCULO 21. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE ECONOMÍA Y FINANZAS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	26,382,519
Desarrollo Económico y Social	14,725,873
Admón. Fiscal y Patrimonial	223,617,708
Transferencias Varias	182,894,900
Total del presupuesto de funcionamiento	**447,621,000**
Inversión	
Fondo de Preinversión	4,000,000



Fort Gest. Eco. y Admón. Finan.	48,374,800
Desarrollo Social e Inv.. Comunitarias	24,365,000
Des.Comunitario Infraest. Pub.(PRODEC)	55,000,000
Transferencias de Capital	10,614,600
Proyectos de Desarrollo Social	133,388,691
Fideicomiso Madden - Colón	10,449,500
Total del presupuesto de inversión	**286,192,591**
TOTAL DEL PRESUPUESTO DE GASTOS	**733,813,591**

CAPÍTULO XV

0.17 MINISTERIO DE GOBIERNO

ARTÍCULO 22. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE GOBIERNO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administación General	10,029,600
Administ.y Desarrollo Gubernamental	9,773,100
Servicios Postales y Telegrafos	8,623,400
Servicios Penitenciarios y Cus. de Me	30,823,460
Transferencias Varias	33,908,200
Total del presupuesto de funcionamiento	**93,157,760**
Inversión	
Construc, Mejoram. y Estudios Infraet.	46,833,100
Equipamiento y Desarrollo Tecnico	1,636,640
Apoyo Logistico	1,039,300
Transferencias de Capital	40,115,000
Total del presupuesto de inversión	**89,624,040**
TOTAL DEL PRESUPUESTO DE GASTOS	**182,781,800**

CAPÍTULO XVI

0.18 MINISTERIO DE SEGURIDAD PÚBLICA

ARTÍCULO 23. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE SEGURIDAD PÚBLICA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Coordinacion General	8,737,500
Seguridad Pública Nacional	368,860,400
Transferencias Varias	39,248,600
Total del presupuesto de funcionamiento	**416,846,500**



Inversión	
Const,Reparación y Ampliación de Inf	73,574,100
Total del presupuesto de inversión	**73,574,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**490,420,600**

CAPÍTULO XVII
0.21 MINISTERIO DE DESARROLLO SOCIAL

ARTÍCULO 24. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE DESARROLLO SOCIAL, para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	10,901,500
Promoción Social y Cohesión Social	3,039,300
Programa de Gestión Territorial	3,565,300
Transferencias al Sector Público	10,682,200
Total del presupuesto de funcionamiento	**28,188,300**
Inversión	
Desarrollo Comunitario	159,642,300
Fortalecimiento Institucional	1,730,900
Transferencias al Sector Público	4,949,500
Total del presupuesto de inversión	**166,322,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**194,511,000**

CAPÍTULO XVIII
0.26 TRIBUNAL ADMINISTRATIVO TRIBUTARIO

ARTÍCULO 25. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO TRIBUTARIO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Juridicción Tributaria	2,354,500
Total del presupuesto de funcionamiento	**2,354,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,354,500**



CAPÍTULO XIX
0.30 ÓRGANO JUDICIAL

ARTÍCULO 26. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del ÓRGANO JUDICIAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General de Justicia	18,488,200
Administración de Justicia Ciudadana	45,418,500
Transf. y Desarrollo Institucional	3,793,500
Total del presupuesto de funcionamiento	**67,700,200**
Inversión	
Rehabilitación y Const. de Infraestru.	4,900,000
Mejoramiento Admón. de Justicia	4,193,700
Equipamiento y Fortalec. Institucional	3,820,000
Modernización del Sistema de Justicia	3,770,000
Total del presupuesto de inversión	**16,683,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**84,383,900**

CAPÍTULO XX
MINISTERIO PÚBLICO

ARTÍCULO 27. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto consolidado de gastos del MINISTERIO PÚBLICO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

Procuraduria General de la Nacion	**71,977,400**
Funcionamiento	**53,333,500**
Inversion	**18,643,900**
Procuraduria de la Administracion	**4,693,100**
Funcionamiento	**3,210,800**
Inversion	**1,482,300**

0.36 PROCURADURÍA GENERAL DE LA NACIÓN

ARTÍCULO 28. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la PROCURADURÍA GENERAL DE LA NACIÓN para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Repres. Interes del Estado	41,215,400



Medicina Legal y Forense	12,118,100
Total del presupuesto de funcionamiento	**53,333,500**
Inversión	
Modernizacion Proc. General	14,843,900
Modernización de Servicios Forenses	3,800,000
Total del presupuesto de inversión	**18,643,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**71,977,400**

0.37 PROCURADURÍA DE LA ADMINISTRACIÓN

ARTÍCULO 29. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la PROCURADURÍA DE LA ADMINISTRACIÓN para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	1,171,600
Representación y Def. de la Adm. Pública	2,039,200
Total del presupuesto de funcionamiento	**3,210,800**
Inversión	
Prog. General /Mejor. de Just. Etapa II	1,482,300
Total del presupuesto de inversión	**1,482,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,693,100**

CAPÍTULO XXI
CONSOLIDADO DEL TRIBUNAL ELECTORAL

ARTÍCULO 30. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto consolidado de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

Tribunal Electoral	**32,417,000**
Funcionamiento	**28,020,000**
Inversion	**4,397,000**
Fiscalia General Electoral	**3,283,900**
Funcionamiento	**3,283,900**

0.40 TRIBUNAL ELECTORAL

ARTÍCULO 31. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,755,600



Registro e Identificación Ciudadana	6,566,700
Servicios Electorales	7,697,700
Total del presupuesto de funcionamiento	**28,020,000**
Inversión	
Const.de la Nueva Sede del Tribunal	2,000,000
Proyectos de Apoyo Logistico	2,397,000
Total del presupuesto de inversión	**4,397,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**32,417,000**

0.41 FISCALÍA GENERAL ELECTORAL

ARTÍCULO 32. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la FISCALÍA GENERAL ELECTORAL para la vigencia fiscal 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,698,400
Fiscalias Electorales	585,500
Total del presupuesto de funcionamiento	**3,283,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,283,900**

CAPÍTULO XXII
0.45 OTROS GASTOS DE LA ADMINISTRACIÓN

ARTÍCULO 33. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de OTROS GASTOS DE LA ADMINISTRACIÓN para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Consejos Provinciales	13,540,300
Total del presupuesto de funcionamiento	**13,540,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**13,540,300**

CAPÍTULO XXIII
0.46 TRIBUNAL DE CUENTAS

ARTÍCULO 34. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la TRIBUNAL DE CUENTAS para la vigencia fiscal 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Jurisdicción de Cuentas	1,596,500



Administración General	1,025,200
Total del presupuesto de funcionamiento	**2,621,700**
Inversión	
Fortalecimiento Institucional	355,500
Total del presupuesto de inversión	**355,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,977,200**

CAPÍTULO XXIV

0.47 FISCALÍA DE CUENTAS

ARTÍCULO 35. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la FISCALÍA DE CUENTAS para la vigencia fiscal 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administ. e Investigación Patrimonial	1,325,300
Administración General	809,300
Total del presupuesto de funcionamiento	**2,134,600**
Inversión	
Fortalecimiento Institucional	483,100
Total del presupuesto de inversión	**483,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,617,700**

CAPÍTULO XXV

0.49 DEFENSORÍA DEL PUEBLO

ARTÍCULO 36. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la DEFENSORÍA DEL PUEBLO para la vigencia fiscal 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,149,800
Protec. y Defensa de los Derechos Hum.	1,557,000
Total del presupuesto de funcionamiento	**3,706,800**
Inversión	
Estudio, Diseño y Construcción	170,000
Total del presupuesto de inversión	**170,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,876,800**



CAPÍTULO XXVI
TRANSFERENCIAS DEL GOBIERNO CENTRAL

ARTÍCULO 37. Los gastos por concepto de transferencias corrientes aprobados son recursos que se traspasan al propio Sector Público, al Sector Externo y al Sector Privado, con base en el detalle que se autoriza a continuación:

CÓDIGO	INSTITUCIÓN DESTINO	PROPIAS	SUBSIDIOS	MONTO
	TOTAL TRANSFERENCIA DE FUNCIONAMIENTO	641,891,700	702,703,500	1,344,595,200
01	ASAMBLEA NACIONAL	1,384,000		1,384,000
	A Personas	25,000		25,000
	Becas de Estudio	110,000		110,000
	Al Sector Externo	1,249,000		1,249,000
02	CONTRALORÍA GENERAL DE LA REPÚBLICA	138,700		138,700
	Becas de Estudio	130,000		130,000
	Al Sector Externo	8,700		8,700
03	PRESIDENCIA DE LA REPÚBLICA	9,510,000	7,147,200	16,657,200
	Pensiones y Jubilaciones	520,400		520,400
	A Personas	8,034,600		8,034,600
	Becas de Estudio	55,000		55,000
	Al Sector Privado	900,000		900,000
	SENACYT		2,787,000	2,787,000
	AUTORIDAD NAL. PARA LA INNOV. GUB.		4,360,200	4,360,200
	Propias			
05	MINISTERIO DE RELACIONES EXTERIORES	2,257,300		2,257,300
	A Personas	19,600		19,600
	Becas de Estudio	152,000		152,000
	Al Sector Externo	2,085,700		2,085,700
07	MINISTERIO DE EDUCACIÓN	26,398,600	274,047,700	300,446,300
	Pensiones y Jubilaciones	23,192,100		23,192,100
	Becas de Estudio	50,000		50,000
	Al Sector Privado	2,910,200		2,910,200
	I.N.A.C.		14,804,300	14,804,300
	Instituto Panameño de Deportes		10,274,400	10,274,400
	I.P.H.E.		22,556,300	22,556,300
	Universidad Autónoma de Chiriquí		25,698,300	25,698,300
	Universidad de Panamá		140,667,200	140,667,200
	Universidad Marítima Internacional de Panamá		3,103,000	3,103,000
	Universidad Especializada de las Américas		8,710,900	8,710,900
	Universidad Tecnológica		48,233,300	48,233,300
	Al Sector Externo	246,300		246,300



08	MINISTERIO DE COMERCIO E INDUSTRIAS	3,360,900	18,913,300	22,274,200
	Becas de Estudio	66,000		66,000
	Al Sector Privado	1,408,700		1,408,700
	Autoridad de Micro, Mediana y Pequeña Empresa		2,217,000	2,217,000
	Autoridad de Protección al Consumidor y Def. Comp.		9,304,500	9,304,500
	Zona Franca del Barú		377,100	377,100
	Agencia del Area Panamá Pacífico		7,014,700	7,014,700
	Al Sector Externo	1,886,200		1,886,200
09	MINISTERIO DE OBRAS PÚBLICAS	75,500		75,500
	Becas de Estudio	60,000		60,000
	Al Sector Externo	15,500		15,500
10	MINISTERIO DE DESARROLLO AGROPECUARIO	1,316,300	19,216,500	20,532,800
	A Personas	100,600		100,600
	Al Sector Privado	196,400		196,400
	I.D.I.A.P.		7,700,000	7,700,000
	A.R.A.P.		4,900,500	4,900,500
	I.M.A		5,220,700	5,220,700
	I.S.A		1,395,300	1,395,300
	Al Sector Externo	1,019,300		1,019,300
12	MINISTERIO DE SALUD	219,711,100	295,528,500	515,239,600
	Pensiones y Jubilaciones	530,400		530,400
	A Personas	930,600		930,600
	Becas de Estudio	223,800		223,800
	Al Sector Privado	129,829,700		129,829,700
	Al Gobierno Central	5,569,800		5,569,800
	Instituto Conmemorativo Gorgas		4,391,700	4,391,700
	A.U.P.S.A		3,781,800	3,781,800
	Impuesto de Licores		5,000,000	5,000,000
	C.S.S. FEJUPEN - Aporte Gob. Central		17,770,000	17,770,000
	C.S.S. 0.8% Salarios Básicos		58,345,000	58,345,000
	C.S.S. Impuestos de Cerveza / FEJUPEN			
	Sostenibilidad del Regimen (Ley 51)		100,000,000	100,000,000
	Aumento Pensiones y Jubilaciones (DG-51)		50,650,000	50,650,000
	Subsidio Flutuaciones - Intereses C.S.S.		20,500,000	20,500,000
	Subsidio Maternidad y Enfermedad		25,000,000	25,000,000
	Incremento Jubilaciones (Ley 22)			
	Gratificacion Salarial a funcionarios Publicos			
	Aporte Junta Tecnica Actuarial		90,000	90,000
	Deficit de Fideicomiso IVM			
	I.D.A.A.N.		10,000,000	10,000,000
	Municipios	7,100,000		7,100,000
	C.S.S. Planilla Prestac. - Fondo Complementario	74,751,000		74,751,000
	Al Sector Externo	775,800		775,800
13	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	460,700		460,700



	Becas de Estudio	24,000		24,000
	Al Sector Externo	436,700		436,700
14	MIN. DE VIVIENDA Y ORDEN. TERRIT.	160,200	1,125,000	1,285,200
	A Personas	159,200		159,200
	Subsidio (Agua) Banco Hipotecario Nacional		1,125,000	1,125,000
	Al Sector Externo	1,000		1,000
16	MINISTERIO DE ECONOMÍA Y FINANZAS	298,343,600	71,702,100	370,045,700
	A Personas	60,000		60,000
	Becas de Estudio	445,500		445,500
	Al Sector Privado	271,745,300		271,745,300
	Autoridad Nacional del Ambiente		16,233,500	16,233,500
	Autoridad Nacional de Aduana		18,937,300	18,937,300
	Consejo de Administración del SIACAP		1,764,100	1,764,100
	Dirección General de Contrataciones Públicas		2,864,200	2,864,200
	Tribunal de Contrataciones Públicas		1,420,200	1,420,200
	Empresa de Generacion Eléctrica S.A.		29,771,000	29,771,000
	Comisión Nacional de Valores.		711,800	711,800
	Municipios	500,000		500,000
	Propias	24,179,000		24,179,000
	Al Sector Externo	1,413,800		1,413,800
17	MINISTERIO DE GOBIERNO	27,989,400	6,000,000	33,989,400
	Pensiones y Jubilaciones	5,440,900		5,440,900
	Becas de Estudio	41,200		41,200
	Al Sector Privado	7,400,000		7,400,000
	Aeronautica Civil		6,000,000	6,000,000
	Municipios	5,317,400		5,317,400
	Propias	9,666,100		9,666,100
	Al Sector Externo	123,800		123,800
18	MINISTERIO DE SEGURIDAD PUBLICA	41,749,200		41,749,200
	Pensiones y Jubilaciones	39,225,300		39,225,300
	A Personas	1,495,100		1,495,100
	Becas de Estudio	939,000		939,000
	Al Sector Privado	1,500		1,500
	Al Sector Externo	88,300		88,300
21	MIN. DE DESARROLLO SOCIAL	3,557,200	9,023,200	12,580,400
	Pensiones y Jubilaciones	2,100		2,100
	A Personas	185,800		185,800
	Becas de Estudio	12,700		12,700
	Al Sector Privado	3,306,500		3,306,500
	SENADIS		4,687,000	4,687,000
	INAMU		1,861,900	1,861,900
	SENIAF		2,474,300	2,474,300
	Al Sector Externo	50,100		50,100



26	TRIBUNAL ADMINISTRATIVO TRIBUTARIO	3,500	3,500
	Becas de Estudio	3,500	3,500
30	ÓRGANO JUDICIAL	409,500	409,500
	Pensiones y Jubilaciones	69,500	69,500
	Becas de Estudio	340,000	340,000
36	PROCURADURÍA GENERAL DE LA NACIÓN	442,100	442,100
	Pensiones y Jubilaciones	162,100	162,100
	Becas de Estudio	280,000	280,000
37	PROCURADURÍA DE LA ADMINISTRACIÓN	150,800	150,800
	Becas de Estudio	150,800	150,800
40	TRIBUNAL ELECTORAL	4,274,300	4,274,300
	Pensiones y Jubilaciones	45,900	45,900
	Becas de Estudio	179,400	179,400
	Al Sector Privado	4,044,000	4,044,000
	Al Sector Externo	5,000	5,000
45	OTROS GASTOS DE LA ADMINISTRACIÓN	51,800	51,800
	Becas de Estudio	51,800	51,800
46	TRIBUNAL DE CUENTAS	51,500	51,500
	A Personas	6,600	6,600
	Becas de Estudio	44,900	44,900
47	FISCALÍA DE CUENTAS	19,300	19,300
	Becas de Estudio	19,300	19,300
49	DEFENSORÍA DEL PUEBLO	76,200	76,200
	A Personas	3,000	3,000
	Becas de Estudio	34,600	34,600
	Propias	30,200	30,200
	Al Sector Externo	5,000	5,000
	Créditos Reconocidos por Transferencias Corrientes	3,400	3,400

ARTÍCULO 38. Apruébase las transferencias de capital de acuerdo al siguientes detalle:

CÓDIGO	INSTITUCIÓN DESTINO	MONTO
	TOTAL TRANSFERENCIAS DE CAPITAL	371,026,100
03	PRESIDENCIA DE LA REPÚBLICA	55,658,900
	SENACYT	26,658,900
	AUTORIDAD NAL. PARA LA INNOV. GUB.	29,000,000



07	MINISTERIO DE EDUCACIÓN	116,298,800
	IFARHU	76,100,000
	INAC	11,910,000
	SERTV	1,500,000
	INSTITUTO PANAMEÑO DE DEPORTES	8,000,000
	IPHE	1,500,000
	UNACHI	3,136,000
	UNIV. DE PANAMÁ	6,817,800
	UDELAS	1,835,000
	UNIV. TECNOLÓGICA	5,500,000
08	MINISTERIO DE COMERCIO E INDUSTRIAS	29,895,500
	AMPYME	21,000,000
	APCDC	95,500
	AUTORIDAD DE TURISMO DE PANAMÁ	1,000,000
	AGENCIA DEL ÁREA PANAMA PACÍFICO	7,800,000
10	MINISTERIO DE DESARROLLO AGROPECUARIO	9,509,800
	I.D.I.A.P.	2,601,200
	A.R.A.P.	1,828,600
	I.M.A.	2,550,000
	B.D.A.	2,500,000
	I.S.A.	30,000
12	MINISTERIO DE SALUD	53,984,000
	INST. CONMEMORATIVO GORGAS	2,984,000
	IDAAN	51,000,000
13	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	50,000,000
	INADEH	50,000,000
16	MINISTERIO DE ECONOMÍA Y FINANZAS	10,614,600
	ANAM	4,254,600
	AUTORIDAD NACIONAL DE ADUANAS	3,360,000
	CONTRATACIONES PÚBLICAS	940,000
	TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	250,000
	EMPRESA DE GENERACIÓN ELÉCTRICA	
	EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	1,810,000
17	MINISTERIO DE GOBIERNO	40,115,000
	AERONÁUTICA CIVIL	40,115,000
21	MINISTERIO DE DESARROLLO SOCIAL	4,949,500
	SECRETARÍA NACIONAL DE DISCAPACIDAD	3,600,000
	INAMU	372,000
	SENIAF	977,500



CAPÍTULO XXVII
FONDO LEY DE SEGURO EDUCATIVO

ARTÍCULO 39. Los recursos provenientes del Seguro Educativo a que se refiere el Decreto de Gabinete 168 de 27 de julio de 1971 reformado por las Leyes 24 de 21 de julio de 1980; 18 de 29 de septiembre de 1982; 13 de 28 de julio de 1987; y, 16 de 29 de noviembre de 1987; y modificados por la ley 49 de septiembre de 2002, cuyo destino específico lo constituyen programas de educación, y formación de mano de obra, se asignan para el 2011, según el siguiente detalle.

INSTITUCIÓN DESTINO	MONTO
TOTAL INGRESOS AUTORIZADOS	180,419,400
FONDO DE SEGURO EDUCATIVO	180,419,400
Ingresos Tributarios	180,419,400
Impuestos Directos	180,419,400
Seguro Educativo	180,419,400
MINISTERIO DE EDUCACIÓN	58,591,200
Educación Agropecuaria	8,560,900
Fondo Exon. de Matrícula	48,713,200
Capacitación Gremial Docente	1,317,100
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	6,585,300
Educación Sindical	6,585,300
IFARHU	76,389,500
Becas	55,306,400
Crédito Educativo	21,083,100
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	7,902,400
Gastos de Funcionamiento	7,902,400
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA EL DESARROLLO HUMANO	24,365,700
Programas Regulares (INADEH / MITRADEL)	18,438,900
Capacitacion del Recursos Humano del Sector Privado	3,951,200
Formación Dual	1,975,600
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	6,585,300
Gastos de Funcionamiento	6,585,300



TÍTULO III

PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

ARTÍCULO 40. Apruébase los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2011 cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	**3,044,878,100**	**839,815,600**	**3,884,693,700**	**2,658,754,550**	**1,225,939,150**	**3,884,693,700**
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	2,217,000	21,000,000	23,217,000	2,046,000	21,171,000	23,217,000
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	31,025,000	0	31,025,000	12,819,700	18,205,300	31,025,000
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	13,180,000	0	13,180,000	10,822,700	2,357,300	13,180,000
AUTORIDAD NACIONAL DEL AMBIENTE	23,063,500	28,738,500	51,802,000	21,046,500	30,755,500	51,802,000
AUTORIDAD NACIONAL DE ADUANAS	22,483,300	3,360,000	25,843,300	21,923,200	3,920,100	25,843,300
CAJA DE SEGURO SOCIAL	2,354,323,000	523,052,000	2,877,375,000	2,128,548,800	748,826,200	2,877,375,000
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	4,792,500	2,984,000	7,776,500	4,762,250	3,014,250	7,776,500
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	9,304,500	95,500	9,400,000	8,703,900	696,100	9,400,000
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,764,100	0	1,764,100	1,646,100	118,000	1,764,100
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	85,900,500	95,884,500	181,785,000	15,447,700	166,337,300	181,785,000
SECRETARÍA NACIONAL DE DISCAPACIDAD	4,687,000	3,600,000	8,287,000	4,605,500	3,681,500	8,287,000
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	5,281,800	0	5,281,800	5,004,700	277,100	5,281,800
INST. DE INVESTIGACIONES AGROPECUARIAS	8,300,000	3,801,500	12,101,500	8,030,300	4,071,200	12,101,500
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	8,058,600	3,021,000	11,079,600	8,058,600	3,021,000	11,079,600
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	2,864,200	940,000	3,804,200	2,522,500	1,281,700	3,804,200
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	1,420,200	250,000	1,670,200	1,352,100	318,100	1,670,200
INSTITUTO NACIONAL DE CULTURA	15,353,300	12,332,700	27,686,000	15,197,200	12,488,800	27,686,000



Continuación...

RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	7,902,400	2,000,000	9,902,400	7,642,900	2,259,500	9,902,400
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	3,287,000	29,658,900	32,945,900	2,712,000	30,233,900	32,945,900
INSTITUTO NACIONAL DE LA MUJER	1,861,900	372,000	2,233,900	1,690,600	543,300	2,233,900
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	2,474,300	977,500	3,451,800	2,359,800	1,092,000	3,451,800
INSTITUTO PANAMEÑO DE DEPORTES	10,759,400	8,000,000	18,759,400	10,555,000	8,204,400	18,759,400
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA DES. H.	24,515,600	50,000,000	74,515,600	11,110,000	63,405,600	74,515,600
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	23,288,800	1,500,000	24,788,800	22,767,500	2,021,300	24,788,800
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	7,330,300	0	7,330,300	6,517,000	813,300	7,330,300
AUTORIDAD DE TURISMO DE PANAMÁ	47,482,800	1,000,000	48,482,800	16,683,500	31,799,300	48,482,800
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	4,360,200	29,000,000	33,360,200	4,360,200	29,000,000	33,360,200
REGISTRO PÚBLICO DE PANAMÁ	47,762,500	158,700	47,921,200	35,884,400	12,036,800	47,921,200
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	28,100,900	3,936,000	32,036,900	27,620,600	4,416,300	32,036,900
UNIVERSIDAD DE PANAMÁ	164,728,400	6,817,800	171,546,200	161,774,000	9,772,200	171,546,200
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	7,941,800	0	7,941,800	6,606,400	1,335,400	7,941,800
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	11,768,300	1,835,000	13,603,300	11,385,700	2,217,600	13,603,300
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	56,885,000	5,500,000	62,385,000	56,149,500	6,235,500	62,385,000
ZONA FRANCA DE BARÚ	410,000	0	410,000	397,700	12,300	410,000



ARTÍCULO 41. Apruébase los gastos corrientes de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	1,378,398,764	1,254,534,986	25,800,800	0	20,000	2,658,754,550
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	1,980,700	65,300	0	0	0	2,046,000
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	12,703,700	116,000	0	0	0	12,819,700
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	9,987,631	835,069	0	0	0	10,822,700
AUTORIDAD NACIONAL DEL AMBIENTE	20,634,900	411,600	0	0	0	21,046,500
AUTORIDAD NACIONAL DE ADUANAS	21,753,000	170,200	0	0	0	21,923,200
CAJA DE SEGURO SOCIAL	883,916,223	1,244,632,577	0	0	0	2,128,548,800
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	4,706,050	56,200	0	0	0	4,762,250
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	8,558,400	145,500	0	0	0	8,703,900
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,597,100	49,000	0	0	0	1,646,100
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	14,999,400	448,300	0	0	0	15,447,700
SECRETARÍA NACIONAL DE DISCAPACIDAD	4,010,500	595,000	0	0	0	4,605,500
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	4,932,800	71,900	0	0	0	5,004,700
INST. DE INVESTIGACIONES AGROPECUARIAS	7,895,600	134,700	0	0	0	8,030,300
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	7,453,260	605,340	0	0	0	8,058,600
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	2,411,500	111,000	0	0	0	2,522,500
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	1,337,100	15,000	0	0	0	1,352,100
INSTITUTO NACIONAL DE CULTURA	14,744,500	452,700	0	0	0	15,197,200
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	7,423,300	219,600	0	0	0	7,642,900
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	2,693,600	18,400	0	0	0	2,712,000
INSTITUTO NACIONAL DE LA MUJER	1,678,600	12,000	0	0	0	1,690,600
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	2,359,800	0	0	0	0	2,359,800
INSTITUTO PANAMEÑO DE DEPORTES	8,435,500	2,119,500	0	0	0	10,555,000
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA DES. H.	10,957,500	152,500	0	0	0	11,110,000
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	22,099,800	667,700	0	0	0	22,767,500
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	6,364,000	153,000	0	0	0	6,517,000
AUTORIDAD DE TURISMO DE PANAMÁ	15,917,000	356,500	400,000	0	10,000	16,683,500
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	4,330,200	30,000	0	0	0	4,360,200
REGISTRO PÚBLICO DE PANAMÁ	10,319,300	154,300	25,400,800	0	10,000	35,884,400
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	27,489,200	131,400	0	0	0	27,620,600
UNIVERSIDAD DE PANAMÁ	160,804,000	970,000	0	0	0	161,774,000
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	6,526,300	80,100	0	0	0	6,606,400
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	11,301,000	84,700	0	0	0	11,385,700
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	55,684,100	465,400	0	0	0	56,149,500
ZONA FRANCA DE BARÚ	393,200	4,500	0	0	0	397,700

ARTÍCULO 42. Apruébase los gastos de capital de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	1,212,836,900	11,382,250	0	2,520,000	1,225,939,150
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	21,000,000	171,000	0	0	21,171,000
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	17,872,600	332,700	0	0	18,205,300
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	2,357,300	0	0	0	2,357,300
AUTORIDAD NACIONAL DEL AMBIENTE	30,590,500	165,000	0	0	30,755,500
AUTORIDAD NACIONAL DE ADUANAS	3,360,000	560,100	0	0	3,920,100
CAJA DE SEGURO SOCIAL	748,826,200	0	0	0	748,826,200
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	2,984,000	30,250	0	0	3,014,250
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	95,500	600,600	0	0	696,100
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	0	118,000	0	0	118,000
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	164,516,100	1,821,200	0	0	166,337,300
SECRETARIA NACIONAL DE DISCAPACIDAD	3,600,000	81,500	0	0	3,681,500
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	0	277,100	0	0	277,100
INST. DE INVESTIGACIONES AGROPECUARIAS	3,801,500	269,700	0	0	4,071,200
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	3,021,000	0	0	0	3,021,000
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	940,000	341,700	0	0	1,281,700
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	250,000	68,100	0	0	318,100
INSTITUTO NACIONAL DE CULTURA	12,332,700	156,100	0	0	12,488,800
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	2,144,500	115,000	0	0	2,259,500
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	30,158,900	75,000	0	0	30,233,900
INSTITUTO NACIONAL DE LA MUJER	372,000	171,300	0	0	543,300
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	977,500	114,500	0	0	1,092,000
INSTITUTO PANAMEÑO DE DEPORTES	8,000,000	204,400	0	0	8,204,400
INSTITUTO NAL. DE FORMACIÓN PROF. Y CAP. PARA DES. H.	63,405,600	0	0	0	63,405,600
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	1,500,000	521,300	0	0	2,021,300
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	369,100	444,200	0	0	813,300
AUTORIDAD DE TURISMO DE PANAMÁ	31,137,700	141,600	0	520,000	31,799,300
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	29,000,000	0	0	0	29,000,000
REGISTRO PÚBLICO DE PANAMÁ	10,000,000	36,800	0	2,000,000	12,036,800
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	3,936,000	480,300	0	0	4,416,300
UNIVERSIDAD DE PANAMÁ	6,817,800	2,954,400	0	0	9,772,200
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	1,335,400	0	0	0	1,335,400
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	1,835,000	382,600	0	0	2,217,600
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	5,500,000	735,500	0	0	6,235,500
ZONA FRANCA DE BARÚ	0	12,300	0	0	12,300

CAPÍTULO II
1.02 AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA

ARTÍCULO 43. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2011:

Ingresos Totales	23,217,000
Menos: Aumento de Reservas	
Ingresos Disponibles	23,217,000
Gastos	23,217,000

ARTÍCULO 44. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

102.0.0.0.0.00.	AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMP.	23,217,000
102.1.0.0.0.00.	INGRESOS CORRIENTES	2,217,000
102.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,217,000
102.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,217,000
102.1.2.3.1.00.	GOBIERNO CENTRAL	2,217,000
102.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	2,217,000
102.2.0.0.0.00.	INGRESOS DE CAPITAL	21,000,000
102.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	21,000,000
102.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	21,000,000
102.2.3.2.1.00.	GOBIERNO CENTRAL	21,000,000
102.2.3.2.1.08.	TRANSFERENCIA CAPITAL-MICI.	21,000,000

ARTÍCULO 45. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		1,877,600
Fomento y Desarrollo		339,400
	Total del Presupuesto de funcionamiento	**2,217,000**
	Inversión	
Fondo de Garantías		5,000,000
Capacitación y Asistencia Técnica		10,000,000
Micro Crédito		2,000,000
Capital Semilla		4,000,000
	Total del Presupuesto de inversión	**21,000,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**23,217,000**



CAPÍTULO III
1.03 AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE

ARTÍCULO 46. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2011:

Ingresos Totales	31,025,000
Menos: Aumento de Reservas	
Ingresos Disponibles	31,025,000
Gastos	31,025,000

ARTÍCULO 47. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

103.0.0.0.0.00.	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	31,025,000
103.1.0.0.0.00.	INGRESOS CORRIENTES	31,025,000
103.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	31,025,000
103.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,500,000
103.1.2.3.7.00.	SECTOR PRIVADO	1,500,000
103.1.2.3.7.08.	1% APORTE DE ASEGURADORAS	1,500,000
103.1.2.4.0.00.	TASAS Y DERECHOS	10,335,000
103.1.2.4.1.00.	DERECHOS	6,900,000
103.1.2.4.1.55.	LICENCIA PARA CONDUCTOR	6,900,000
103.1.2.4.2.00.	TASAS	3,435,000
103.1.2.4.2.09.	REVISIÓN DE VEHÍCULOS	3,435,000
103.1.2.6.0.00.	INGRESOS VARIOS	19,190,000
103.1.2.6.0.14.	MULTAS DE TRÁNSITO	12,780,000
103.1.2.6.0.25.	COLISIONES	710,000
103.1.2.6.0.99.	OTROS INGRESOS VARIOS	5,700,000

ARTÍCULO 48. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		4,938,598
Desarrollo del Transporte y Operación		8,213,802
	Total del Presupuesto de funcionamiento	**13,152,400**
	Inversión	
Fortalec. / Tránsito y Transp. Terrest.		17,872,600
	Total del Presupuesto de inversión	**17,872,600**
	TOTAL DEL PRESUPUESTO DE GASTOS	**31,025,000**



CAPÍTULO IV
1.06 AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS

ARTÍCULO 49. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2011:

Ingresos Totales	13,180,000
Menos: Aumento de Reservas	
Ingresos Disponibles	13,180,000
Gastos	13,180,000

ARTÍCULO 50. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

106.0.0.0.0.00.	AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS	13,180,000
106.1.0.0.0.00.	INGRESOS CORRIENTES	13,180,000
106.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	13,180,000
106.1.2.4.0.00.	TASAS Y DERECHOS	13,130,000
106.1.2.4.2.00.	TASAS	13,130,000
106.1.2.4.2.49.	TASA DE REGULACIÓN DE LOS SERV.	13,130,000
106.1.2.6.0.00.	INGRESOS VARIOS	50,000
106.1.2.6.0.99.	OTROS INGRESOS VARIOS	50,000

ARTÍCULO 51. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		5,022,186
Regulación de los Servicios Públicos		5,800,514
	Total del Presupuesto de funcionamiento	**10,822,700**
	Inversión	
Admón. y Reg. de los Servicios Públicos		2,357,300
	Total del Presupuesto de inversión	**2,357,300**
	TOTAL DEL PRESUPUESTO DE GASTOS	**13,180,000**

CAPÍTULO V
1.08 AUTORIDAD NACIONAL DEL AMBIENTE

ARTÍCULO 52. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DEL AMBIENTE



para la vigencia fiscal de 2011:

Ingresos Totales	51,802,000
Menos: Aumento de Reservas	
Ingresos Disponibles	51,802,000
Gastos	51,802,000

ARTÍCULO 53. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

108.0.0.0.0.00.	AUTORIDAD NACIONAL DEL AMBIENTE	51,802,000
108.1.0.0.0.00.	INGRESOS CORRIENTES	23,063,500
108.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	23,063,500
108.1.2.1.0.00.	RENTA DE ACTIVOS	2,230,700
108.1.2.1.1.00.	ARRENDAMIENTOS	367,900
108.1.2.1.1.01.	ARRENDAMIENTOS	6,500
108.1.2.1.1.02.	DE LOTES Y TIERRAS	322,400
108.1.2.1.1.04.	DE VIVIENDAS	39,000
108.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	30,500
108.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	30,500
108.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	1,832,300
108.1.2.1.4.30.	ESTUDIOS AMBIENTALES	1,832,300
108.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	16,233,500
108.1.2.3.1.00.	GOBIERNO CENTRAL	16,233,500
108.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	16,233,500
108.1.2.4.0.00.	TASAS Y DERECHOS	4,201,700
108.1.2.4.1.00.	DERECHOS	4,201,700
108.1.2.4.1.29.	GUÍAS Y EXTRACCIÓN DE MADERA	2,202,600
108.1.2.4.1.36.	CONCESIONES Y ACTIVIDADES DE FLORA Y FAUNA	583,200
108.1.2.4.1.45.	CONCESIONES VARIAS	770,800
108.1.2.4.1.56.	ACTIVIDADES ÁREAS PROTEGIDAS	645,100
108.1.2.6.0.00.	INGRESOS VARIOS	397,600
108.1.2.6.0.99.	OTROS INGRESOS VARIOS	397,600
108.2.0.0.0.00.	INGRESOS DE CAPITAL	28,738,500
108.2.2.0.0.00.	RECURSOS DEL CRÉDITO	8,247,200
108.2.2.2.0.00.	CRÉDITO EXTERNO	8,247,200
108.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	8,247,200
108.2.2.2.1.14.	CORPORACIÓN ANDINA DE FOMENTO	3,230,700
108.2.2.2.1.33.	B.I.D. - ANAM (Pn-0122)	3,006,500
108.2.2.2.1.60.	BANCO MUNDIAL	2,010,000
108.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	19,751,300
108.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	19,751,300
108.2.3.2.1.00.	GOBIERNO CENTRAL	4,254,600
108.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	4,254,600
108.2.3.2.8.00.	SECTOR EXTERNO	15,496,700
108.2.3.2.8.17.	DONACIONES VARIAS	15,496,700
108.2.4.0.0.00.	SALDO EN CAJA Y BANCO	740,000
108.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	740,000



108.2.4.2.0.01.	SALDO DE CAPITAL	740,000

ARTÍCULO 54. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD NACIONAL DEL AMBIENTE para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		**ASIGNACIÓN EN BALBOAS**
	Funcionamiento	
Dirección y Administración General		12,012,000
Áreas Protegidas y Vida Silvestre		2,748,000
Gestión Ambiental		3,519,500
Gestión Integrada de Cuencas Hidrogr		2,932,000
	Total del Presupuesto de funcionamiento	**21,211,500**
	Inversión	
Investigación y Manejo de Rec. Naturales		11,879,400
Conservación y Desarrollo Sostenible		7,830,500
Fortalecimiento Institucional		10,880,600
	Total del Presupuesto de inversión	**30,590,500**
	TOTAL DEL PRESUPUESTO DE GASTOS	**51,802,000**

CAPÍTULO VI
1.09 AUTORIDAD NACIONAL DE ADUANAS

ARTÍCULO 55. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2011:

Ingresos Totales	25,843,300
Menos: Aumento de Reservas	
Ingresos Disponibles	25,843,300
Gastos	25,843,300

ARTÍCULO 56. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

109.0.0.0.0.00.	AUTORIDAD NACIONAL DE ADUANAS	25,843,300
109.1.0.0.0.00.	INGRESOS CORRIENTES	22,483,300
109.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	22,483,300
109.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	18,937,300
109.1.2.3.1.00.	GOBIERNO CENTRAL	18,937,300
109.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	18,937,300
109.1.2.6.0.00.	INGRESOS VARIOS	3,546,000
109.1.2.6.0.99.	OTROS INGRESOS VARIOS	3,546,000
109.2.0.0.0.00.	INGRESOS DE CAPITAL	3,360,000
109.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,360,000
109.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,360,000
109.2.3.2.1.00.	GOBIERNO CENTRAL	3,360,000
109.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	3,360,000



ARTÍCULO 57. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		16,557,918
Operaciones Aduaneras		5,925,382
	Total del Presupuesto de funcionamiento	**22,483,300**
	Inversión	
Desarrollo del Sistema Aduanero		3,360,000
	Total del Presupuesto de inversión	**3,360,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**25,843,300**

CAPÍTULO VII
1.10 CAJA DE SEGURO SOCIAL

ARTÍCULO 58. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2011:

Ingresos Totales	2,877,375,000
Menos: Aumento de Reservas	
Ingresos Disponibles	2,877,375,000
Gastos	2,877,375,000

ARTÍCULO 59. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

110.0.0.0.0.00.	CAJA DE SEGURO SOCIAL	2,877,375,000
110.1.0.0.0.00.	INGRESOS CORRIENTES	2,354,323,000
110.1.1.0.0.00.	INGRESOS TRIBUTARIOS	1,819,181,000
110.1.1.1.0.00.	IMPUESTOS DIRECTOS	1,819,181,000
110.1.1.1.3.00.	CONTRIBUCIONES A LA SEGURIDAD SOCIAL	1,819,181,000
110.1.1.1.3.01.	CUOTAS S.S. REGULAR Y ESPECIALES	1,689,376,000
110.1.1.1.3.02.	PRIMAS DE SEGUROS-RIESGO PROFESIONALES	129,805,000
110.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	416,985,000
110.1.2.1.0.00.	RENTA DE ACTIVOS	381,000
110.1.2.1.1.00.	ARRENDAMIENTOS	81,000
110.1.2.1.1.04.	DE VIVIENDAS	81,000
110.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	300,000
110.1.2.1.4.10.	PRIMA DE SEGUROS	300,000
110.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	277,355,000
110.1.2.3.1.00.	GOBIERNO CENTRAL	277,355,000
110.1.2.3.1.12.	MINISTERIO DE SALUD	277,355,000



110.1.2.6.0.00.	INGRESOS VARIOS	139,249,000
110.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	13,505,000
110.1.2.6.0.10.	VIGENCIAS EXPIRADAS	37,500,000
110.1.2.6.0.24.	PLANILLA-PRESTACIONES FONDOS COMPLEMENT.	74,751,000
110.1.2.6.0.99.	OTROS INGRESOS VARIOS	13,493,000
110.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	118,157,000
110.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	2,402,000
110.1.3.1.0.14.	A INTERMEDIARIOS FINANCIEROS	99,000
110.1.3.1.0.17.	A SECTOR PRIVADO	2,303,000
110.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	113,813,000
110.1.3.2.0.14.	INTERMEDIARIOS FINANCIEROS	3,745,000
110.1.3.2.0.21.	POR GOBIERNO CENTRAL	110,068,000
110.1.3.3.0.00.	CONTRIBUCIÓN FONDOS DE PENSIONES	1,942,000
110.1.3.3.0.01.	CAJA DE SEGURO SOCIAL JUBILADOS	495,000
110.1.3.3.0.03.	PLAN DE RETIRO ANTICIPADO AUTOFINANCIABLE	1,447,000
110.2.0.0.0.00.	INGRESOS DE CAPITAL	523,052,000
110.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	25,540,000
110.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	3,130,000
110.2.1.3.4.00.	INTERMEDIARIOS FINANCIEROS	180,000
110.2.1.3.4.30.	BANCO HIPOTECARIO NACIONAL	180,000
110.2.1.3.7.00.	SECTOR PRIVADO	2,950,000
110.2.1.3.7.03.	PRÉSTAMOS HIPOTECARIOS	2,950,000
110.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	22,410,000
110.2.1.4.1.00.	GOBIERNO CENTRAL	5,000,000
110.2.1.4.1.01.	VALORES PÚBLICOS	5,000,000
110.2.1.4.7.00.	SECTOR PRIVADO	17,410,000
110.2.1.4.7.01.	BONOS CORPORATIVOS Y DPF	17,410,000
110.2.6.0.0.00.	RESERVA	497,512,000
110.2.6.0.0.00.	USO DE RESERVA	497,512,000
110.2.6.0.1.00.	USO DE RESERVA	497,512,000
110.2.6.0.1.01.	RESERVA PARA INVERSIONES	491,430,000
110.2.6.0.1.02.	RESERVA PARA GASTOS CORRIENTES	6,082,000

ARTÍCULO 60. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Plan de Retiro Anticipado	631,800
Administración	94,648,000
Enfermedad y Maternidad	728,444,000
Invalidez, Vejez y Muerte	1,097,781,000
Riesgos Profesionales	131,345,000
Fondo Complementario	74,751,000
SIACAP	453,000
Fideicomiso IRHE - INTEL	495,000



Total del Presupuesto de funcionamiento	**2,128,548,800**
Inversión	
Remod.y Const. de Establecim. de Salud	39,382,400
Adquisición de Maquinaria y Equipos	43,141,000
Inversiones Financieras	666,302,800
Total del Presupuesto de inversión	**748,826,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,877,375,000**

CAPÍTULO VIII
1.11 INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD

ARTÍCULO 61. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos de la INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2011:

Ingresos Totales	7,776,500
Menos: Aumento de Reservas	
Ingresos Disponibles	7,776,500
Gastos	7,776,500

ARTÍCULO 62. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

111.0.0.0.0.00.	INSTITUTO CONMEMORATIVO GORGAS DE EST. DE LA SALUD	7,776,500
111.1.0.0.0.00.	INGRESOS CORRIENTES	4,792,500
111.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,792,500
111.1.2.1.0.00.	RENTA DE ACTIVOS	400,800
111.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	400,800
111.1.2.1.4.21.	SERVICIOS DE LABORATORIOS	400,800
111.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,391,700
111.1.2.3.1.00.	GOBIERNO CENTRAL	4,391,700
111.1.2.3.1.12.	MINISTERIO DE SALUD	4,391,700
111.2.0.0.0.00.	INGRESOS DE CAPITAL	2,984,000
111.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,984,000
111.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,984,000
111.2.3.2.1.00.	GOBIERNO CENTRAL	2,984,000
111.2.3.2.1.12.	MINISTERIO DE SALUD	2,984,000

ARTÍCULO 63. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	1,897,700
Investigación en Salud Pública	2,894,800



Total del Presupuesto de funcionamiento	**4,792,500**
Inversión	
Const. y Remodelac. de Instalaciones	500,000
Investigación	2,484,000
Total del Presupuesto de inversión	**2,984,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,776,500**

CAPÍTULO IX

1.14 AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA

ARTÍCULO 64. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2011:

Ingresos Totales	9,400,000
Menos: Aumento de Reservas	
Ingresos Disponibles	9,400,000
Gastos	9,400,000

ARTÍCULO 65. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

114.0.0.0.0.00.	AUT. DE PROTEC.AL CONSUMIDOR Y DEFENSA DE LA COMPET.	9,400,000
114.1.0.0.0.00.	INGRESOS CORRIENTES	9,304,500
114.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	9,304,500
114.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	9,304,500
114.1.2.3.1.00.	GOBIERNO CENTRAL	9,304,500
114.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	9,304,500
114.2.0.0.0.00.	INGRESOS DE CAPITAL	95,500
114.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	95,500
114.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	95,500
114.2.3.2.1.00.	GOBIERNO CENTRAL	95,500
114.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	95,500

ARTÍCULO 66. Para la ejecución de programa de funcionamiento apruébase el presupuesto de gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	6,685,638
Libre Competencia	537,185
Protección al Consumidor	2,081,677
Total del Presupuesto de funcionamiento	**9,304,500**
Inversión	
Prog. de Promoción de la Competencia	95,500
Total del Presupuesto de inversión	**95,500**



TOTAL DEL PRESUPUESTO DE GASTOS 9,400,000

CAPÍTULO X
1.15 CONSEJO DE ADMINISTRACIÓN DEL SIACAP

ARTÍCULO 67. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2011:

Ingresos Totales	1,764,100
Menos: Aumento de Reservas	
Ingresos Disponibles	1,764,100
Gastos	1,764,100

ARTÍCULO 68. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

115.0.0.0.0.00.	CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,764,100
115.1.0.0.0.00.	INGRESOS CORRIENTES	1,764,100
115.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,764,100
115.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,764,100
115.1.2.3.1.00.	GOBIERNO CENTRAL	1,764,100
115.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	1,764,100

ARTÍCULO 69. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,764,100
Total del Presupuesto de funcionamiento	**1,764,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,764,100**

CAPÍTULO XI
1.20 INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS

ARTÍCULO 70. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2011:

Ingresos Totales	181,785,000
Menos: Aumento de Reservas	
Ingresos Disponibles	181,785,000



Gastos 181,785,000

ARTÍCULO 71. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

120.0.0.0.0.00.	IFARHU	181,785,000
120.1.0.0.0.00.	INGRESOS CORRIENTES	85,900,500
120.1.1.0.0.00.	INGRESOS TRIBUTARIOS	76,389,500
120.1.1.1.0.00.	IMPUESTOS DIRECTOS	76,389,500
120.1.1.1.4.00.	SEGURO EDUCATIVO	76,389,500
120.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	76,389,500
120.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,511,000
120.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	416,100
120.1.2.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	109,600
120.1.2.3.2.10.	CAJA DE SEGURO SOCIAL	109,600
120.1.2.3.7.00.	SECTOR PRIVADO	306,500
120.1.2.3.7.02.	PAPELERA ISTMEÑA	6,500
120.1.2.3.7.03.	OTRAS DONACIONES	300,000
120.1.2.4.0.00.	TASAS Y DERECHOS	1,850,000
120.1.2.4.2.00.	TASAS	1,850,000
120.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	1,850,000
120.1.2.6.0.00.	INGRESOS VARIOS	244,900
120.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	74,500
120.1.2.6.0.99.	OTROS INGRESOS VARIOS	170,400
120.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	7,000,000
120.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	7,000,000
120.1.3.1.0.17.	A SECTOR PRIVADO	7,000,000
120.2.0.0.0.00.	INGRESOS DE CAPITAL	95,884,500
120.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	17,500,000
120.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	17,500,000
120.2.1.3.7.00.	SECTOR PRIVADO	17,500,000
120.2.1.3.7.02.	PRÉSTAMOS EDUCATIVOS	17,500,000
120.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	76,100,000
120.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	76,100,000
120.2.3.2.1.00.	GOBIERNO CENTRAL	76,100,000
120.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	76,100,000
120.2.4.0.0.00.	SALDO EN CAJA Y BANCO	2,284,500
120.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	2,284,500
120.2.4.2.0.01.	SALDO DE CAPITAL	2,284,500

ARTÍCULO 72. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15,701,900



Asistencia y Crédito Educativo	1,226,100
Planificación de Recursos Humanos	340,900
Total del Presupuesto de funcionamiento	**17,268,900**
Inversión	
Crédito Educativo	20,000,000
Construcciones, Mej. y Equipamiento	1,300,000
Becas de Asistencia Educ y Auxilio Econ	142,716,100
Convenio Hewlett Packard	500,000
Total del Presupuesto de inversión	**164,516,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**181,785,000**

CAPÍTULO XII
1.21 SECRETARÍA NACIONAL DE DISCAPACIDAD

ARTÍCULO 73. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del SECRETARÍA NACIONAL DE DISCAPACIDAD. para la vigencia fiscal de 2011:

Ingresos Totales	8,287,000
Menos: Aumento de Reservas	
Ingresos Disponibles	8,287,000
Gastos	8,287,000

ARTÍCULO 74. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

121.0.0.0.0.00.	SECRETARIA NACIONAL DE DISCAPACIDAD	8,287,000
121.1.0.0.0.00.	INGRESOS CORRIENTES	4,687,000
121.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,687,000
121.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,687,000
121.1.2.3.1.00.	GOBIERNO CENTRAL	4,687,000
121.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	4,687,000
121.2.0.0.0.00.	INGRESOS DE CAPITAL	3,600,000
121.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,600,000
121.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,600,000
121.2.3.2.1.00.	GOBIERNO CENTRAL	3,600,000
121.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	3,600,000

ARTÍCULO 75. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del SECRETARÍA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	2,673,100
Equiparación de Oportunidades	2,013,900



Total del Presupuesto de funcionamiento	**4,687,000**
Inversión	
Construcción, Mejoras, Equip. y Cap.	450,000
Equiparación de Oportunidades	3,150,000
Total del Presupuesto de inversión	**3,600,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**8,287,000**

CAPÍTULO XIII
1.24 AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS

ARTÍCULO 76. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2011:

Ingresos Totales	5,281,800
Menos: Aumento de Reservas	
Ingresos Disponibles	5,281,800
Gastos	5,281,800

ARTÍCULO 77. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

124.0.0.0.0.00.	AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	5,281,800
124.1.0.0.0.00.	INGRESOS CORRIENTES	5,281,800
124.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,281,800
124.1.2.1.0.00.	RENTA DE ACTIVOS	1,420,000
124.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	1,420,000
124.1.2.1.4.20.	SERVICIOS DE INSPECCIÓN DE ALIMENTOS	1,420,000
124.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,781,800
124.1.2.3.1.00.	GOBIERNO CENTRAL	3,781,800
124.1.2.3.1.12.	MINISTERIO DE SALUD	3,781,800
124.1.2.6.0.00.	INGRESOS VARIOS	80,000
124.1.2.6.0.99.	OTROS INGRESOS VARIOS	80,000

ARTÍCULO 78. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	2,722,100
Protección y Seguridad Alimentaria	2,559,700
Total del Presupuesto de funcionamiento	**5,281,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**5,281,800**



CAPÍTULO XIV
1.25 INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ

ARTÍCULO 79. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	12,101,500
Menos: Aumento de Reservas	
Ingresos Disponibles	12,101,500
Gastos	12,101,500

ARTÍCULO 80. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

125.0.0.0.0.00.	INST. DE INVESTIGACIONES AGROPECUARIAS	12,101,500
125.1.0.0.0.00.	INGRESOS CORRIENTES	8,300,000
125.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,300,000
125.1.2.1.0.00.	RENTA DE ACTIVOS	600,000
125.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	600,000
125.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	600,000
125.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	7,700,000
125.1.2.3.1.00.	GOBIERNO CENTRAL	7,700,000
125.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	7,700,000
125.2.0.0.0.00.	INGRESOS DE CAPITAL	3,801,500
125.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,801,500
125.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,801,500
125.2.3.2.1.00.	GOBIERNO CENTRAL	2,601,200
125.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	2,601,200
125.2.3.2.8.00.	SECTOR EXTERNO	1,200,300
125.2.3.2.8.08.	DONACIONES VARIAS	1,200,300

ARTÍCULO 81. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		**ASIGNACIÓN EN BALBOAS**
	Funcionamiento	
Dirección y Administración General		3,640,600
Investigaciones Agropecuarias		4,659,400
	Total del Presupuesto de funcionamiento	**8,300,000**
	Inversión	
Investigación e innovación Agropecuaria		1,880,400



Apoyo a la investigación e Innovación	1,576,200
Crédito de Contingencia	344,900
Total del Presupuesto de inversión	**3,801,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**12,101,500**

CAPÍTULO XV
1.26 AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ

ARTÍCULO 82. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AUTORIDAD DE LOS RECURSOS ACUATICOS DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	11,079,600
Menos: Aumento de Reservas	
Ingresos Disponibles	11,079,600
Gastos	11,079,600

ARTÍCULO 83. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

126.0.0.0.0.00.	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	11,079,600
126.1.0.0.0.00.	INGRESOS CORRIENTES	8,058,600
126.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,058,600
126.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,900,500
126.1.2.3.1.00.	GOBIERNO CENTRAL	4,900,500
126.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	4,900,500
126.1.2.4.0.00.	TASAS Y DERECHOS	2,492,100
126.1.2.4.1.00.	DERECHOS	2,492,100
126.1.2.4.1.07.	LICENCIAS PARA CAZA-PESCA Y OTRAS ACTIV.	2,492,100
126.1.2.6.0.00.	INGRESOS VARIOS	666,000
126.1.2.6.0.99.	OTROS INGRESOS VARIOS	666,000
126.2.0.0.0.00.	INGRESOS DE CAPITAL	3,021,000
126.2.2.0.0.00.	RECURSOS DEL CRÉDITO	895,000
126.2.2.2.0.00.	CRÉDITO EXTERNO	895,000
126.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	895,000
126.2.2.2.1.01.	PRÉSTAMO AMP- ARAP 01152 BID	630,000
126.2.2.2.1.11.	SENACYT-BID	265,000
126.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,126,000
126.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,126,000
126.2.3.2.1.00.	GOBIERNO CENTRAL	1,828,600
126.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	1,828,600
126.2.3.2.8.00.	SECTOR EXTERNO	297,400
126.2.3.2.8.03.	DONACIÓN GEF- ARAP	297,400

ARTÍCULO 84. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación



se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Admón. de los Recursos Acuáticos		3,568,825
Desarr. y Conserv. Rec. Acuáticos		4,489,775
	Total del Presupuesto de funcionamiento	**8,058,600**
	Inversión	
Invest. y Desar. Recursos Acuáticos		3,021,000
	Total del Presupuesto de inversión	**3,021,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**11,079,600**

CAPITULO XVI
1.27 DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS

ARTÍCULO 85. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2011:

Ingresos Totales	3,804,200
Menos: Aumento de Reservas	
Ingresos Disponibles	3,804,200
Gastos	3,804,200

ARTÍCULO 86. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

ARTÍCULO 87. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Admon. y Regulac. de las Contrataciones		1,666,800
Admon.y Desarrollo de la Compras Gub.		1,197,400
	Total del Presupuesto de funcionamiento	**2,864,200**
	Inversión	
Modernización de los Serv. de Cont. Pub.		940,000
	Total del Presupuesto de inversión	**940,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**3,804,200**



CAPÍTULO XVII
1.28 TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS

ARTÍCULO 88. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2011:

Ingresos Totales	1,670,200
Menos: Aumento de Reservas	
Ingresos Disponibles	1,670,200
Gastos	1,670,200

ARTÍCULO 89. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

128.0.0.0.0.00.	TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	1,670,200
128.1.0.0.0.00.	INGRESOS CORRIENTES	1,420,200
128.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,420,200
128.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,420,200
128.1.2.3.1.00.	GOBIERNO CENTRAL	1,420,200
128.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	1,420,200
128.2.0.0.0.00.	INGRESOS DE CAPITAL	250,000
128.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	250,000
128.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	250,000
128.2.3.2.1.00.	GOBIERNO CENTRAL	250,000
128.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	250,000

ARTÍCULO 90. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		806,800
Operaciones Juridiccionales		613,400
	Total del Presupuesto de funcionamiento	**1,420,200**
	Inversión	
Construcción y Rehab. de Instalaciones		185,000
Modernización del Sistema Juridico		65,000
	Total del Presupuesto de inversión	**250,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**1,670,200**



CAPÍTULO XVIII
1.30 INSTITUTO NACIONAL DE CULTURA

ARTÍCULO 91. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2011:

Ingresos Totales	27,686,000
Menos: Aumento de Reservas	
Ingresos Disponibles	27,686,000
Gastos	27,686,000

ARTÍCULO 92. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

130.0.0.0.0.00.	INSTITUTO NACIONAL DE CULTURA	27,686,000
130.1.0.0.0.00.	INGRESOS CORRIENTES	15,353,300
130.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	15,353,300
130.1.2.1.0.00.	RENTA DE ACTIVOS	224,000
130.1.2.1.1.00.	ARRENDAMIENTOS	156,000
130.1.2.1.1.01.	ARRENDAMIENTOS	156,000
130.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	18,000
130.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	18,000
130.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	50,000
130.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	50,000
130.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	14,804,300
130.1.2.3.1.00.	GOBIERNO CENTRAL	14,804,300
130.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	14,804,300
130.1.2.4.0.00.	TASAS Y DERECHOS	300,000
130.1.2.4.1.00.	DERECHOS	300,000
130.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	300,000
130.1.2.6.0.00.	INGRESOS VARIOS	25,000
130.1.2.6.0.99.	OTROS INGRESOS VARIOS	25,000
130.2.0.0.0.00.	INGRESOS DE CAPITAL	12,332,700
130.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	12,332,700
130.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	12,332,700
130.2.3.2.1.00.	GOBIERNO CENTRAL	11,910,000
130.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	11,910,000
130.2.3.2.8.00.	SECTOR EXTERNO	422,700
130.2.3.2.8.04.	DONACIÓN FOMIN-BID	422,700

ARTÍCULO 93. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		8,809,120
Patrimonio Histórico		1,020,700
Extensión Cultural		2,582,344
Educación Artística		2,941,136
	Total del Presupuesto de funcionamiento	**15,353,300**
	Inversión	
Mantenimiento y Restauraciones de Obras		12,332,700
	Total del Presupuesto de inversión	**12,332,700**
	TOTAL DEL PRESUPUESTO DE GASTOS	**27,686,000**

CAPÍTULO XIX
1.31 SISTEMA ESTATAL DE RADIO Y TELEVISIÓN

ARTÍCULO 94. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2011:

Ingresos Totales	9,902,400
Menos: Aumento de Reservas	
Ingresos Disponibles	9,902,400
Gastos	9,902,400

ARTÍCULO 95. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

131.0.0.0.0.00.	SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	9,902,400
131.1.0.0.0.00.	INGRESOS CORRIENTES	7,902,400
131.1.1.0.0.00.	INGRESOS TRIBUTARIOS	7,902,400
131.1.1.1.0.00.	IMPUESTOS DIRECTOS	7,902,400
131.1.1.1.4.00.	SEGURO EDUCATIVO	7,902,400
131.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	7,902,400
131.2.0.0.0.00.	INGRESOS DE CAPITAL	2,000,000
131.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,500,000
131.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,500,000
131.2.3.2.1.00.	GOBIERNO CENTRAL	1,500,000
131.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	1,500,000
131.2.4.0.0.00.	SALDO EN CAJA Y BANCO	500,000
131.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	500,000
131.2.4.2.0.01.	SALDO DE CAPITAL	500,000

ARTÍCULO 96. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		4,021,840
Operaciones de Radio y Televisión		3,736,060
	Total del Presupuesto de funcionamiento	**7,757,900**
	Inversión	
Modernización de Radio y Telev. Estatal		2,144,500
	Total del Presupuesto de inversión	**2,144,500**
	TOTAL DEL PRESUPUESTO DE GASTOS	**9,902,400**

CAPÍTULO XX
1.32 SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN

ARTÍCULO 97. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2011:

Ingresos Totales	32,945,900
Menos: Aumento de Reservas	
Ingresos Disponibles	32,945,900
Gastos	32,945,900

ARTÍCULO 98. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

132.0.0.0.0.00.	SECRETARIA NACIONAL DE CIENCIA, TECNOLOG. E INN.	32,945,900
132.1.0.0.0.00.	INGRESOS CORRIENTES	3,287,000
132.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,287,000
132.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,787,000
132.1.2.3.1.00.	GOBIERNO CENTRAL	2,787,000
132.1.2.3.1.03.	PRESIDENCIA	2,787,000
132.1.2.6.0.00.	INGRESOS VARIOS	500,000
132.1.2.6.0.99.	OTROS INGRESOS VARIOS	500,000
132.2.0.0.0.00.	INGRESOS DE CAPITAL	29,658,900
132.2.2.0.0.00.	RECURSOS DEL CRÉDITO	3,000,000
132.2.2.2.0.00.	CRÉDITO EXTERNO	3,000,000
132.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	3,000,000
132.2.2.2.1.11.	SENACYT-BID	3,000,000
132.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	26,658,900
132.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	26,658,900
132.2.3.2.1.00.	GOBIERNO CENTRAL	26,658,900
132.2.3.2.1.03.	PRESIDENCIA DE LA REPÚBLICA	26,658,900

ARTÍCULO 99. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Des. de la Ciencia, Tecno. e Innovación		2,787,000
	Total del Presupuesto de funcionamiento	**2,787,000**
	Inversión	
Ciencia y Tecnología		30,158,900
	Total del Presupuesto de inversión	**30,158,900**
	TOTAL DEL PRESUPUESTO DE GASTOS	**32,945,900**

CAPÍTULO XXI
1.33 INSTITUTO NACIONAL DE LA MUJER

ARTÍCULO 100. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2011:

Ingresos Totales	2,233,900
Menos: Aumento de Reservas	
Ingresos Disponibles	2,233,900
Gastos	2,233,900

ARTÍCULO 101. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

133.0.0.0.0.00.	INSTITUTO NACIONAL DE LA MUJER	2,233,900
133.1.0.0.0.00.	INGRESOS CORRIENTES	1,861,900
133.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,861,900
133.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,861,900
133.1.2.3.1.00.	GOBIERNO CENTRAL	1,861,900
133.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	1,861,900
133.2.0.0.0.00.	INGRESOS DE CAPITAL	372,000
133.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	372,000
133.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	372,000
133.2.3.2.1.00.	GOBIERNO CENTRAL	372,000
133.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	372,000

ARTÍCULO 102. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		1,861,900
	Total del Presupuesto de funcionamiento	**1,861,900**
	Inversión	
Construcción y Equipamiento		109,200



Desarrollo de Oportunidad para Mujeres	262,800
Total del Presupuesto de inversión	**372,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,233,900**

CAPÍTULO XXII
1.34 SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA

ARTÍCULO 103. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2011:

Ingresos Totales	3,451,800
Menos: Aumento de Reservas	
Ingresos Disponibles	3,451,800
Gastos	3,451,800

ARTÍCULO 104. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

134.0.0.0.0.00.	SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	3,451,800
134.1.0.0.0.00.	INGRESOS CORRIENTES	2,474,300
134.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,474,300
134.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,474,300
134.1.2.3.1.00.	GOBIERNO CENTRAL	2,474,300
134.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	2,474,300
134.2.0.0.0.00.	INGRESOS DE CAPITAL	977,500
134.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	977,500
134.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	977,500
134.2.3.2.1.00.	GOBIERNO CENTRAL	977,500
134.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	977,500

ARTÍCULO 105. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se i

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		1,535,900
Prot. y Prom. Integral de Niñez y Adolec		938,400
	Total del Presupuesto de funcionamiento	**2,474,300**
	Inversión	
Sistema de Protección Integral de Niñez		639,000
Impl. Derechos Niñez, Adolesc. Familia		338,500
	Total del Presupuesto de inversión	**977,500**
	TOTAL DEL PRESUPUESTO DE GASTOS	**3,451,800**



CAPÍTULO XXIII
1.35 INSTITUTO PANAMEÑO DE DEPORTES

ARTÍCULO 106. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2011:

Ingresos Totales	18,759,400
Menos: Aumento de Reservas	
Ingresos Disponibles	18,759,400
Gastos	18,759,400

ARTÍCULO 107. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

135.0.0.0.0.00.	INSTITUTO PANAMEÑO DE DEPORTES	18,759,400
135.1.0.0.0.00.	INGRESOS CORRIENTES	10,759,400
135.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	10.759,400
135.1.2.1.0.00.	RENTA DE ACTIVOS	320,000
135.1.2.1.1.00.	ARRENDAMIENTOS	200,000
135.1.2.1.1.01.	ARRENDAMIENTOS	200,000
135.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	120,000
135.1.2.1.5.06.	ESPECTÁCULOS PÚBLICOS	120,000
135.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	10,274,400
135.1.2.3.1.00.	GOBIERNO CENTRAL	10,274,400
135.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	10,274,400
135.1.2.6.0.00.	INGRESOS VARIOS	165,000
135.1.2.6.0.99.	OTROS INGRESOS VARIOS	165,000
135.2.0.0.0.00.	INGRESOS DE CAPITAL	8,000,000
135.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	8,000,000
135.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	8,000,000
135.2.3.2.1.00.	GOBIERNO CENTRAL	8,000,000
135.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	8,000,000

ARTÍCULO 108. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		5,076,606
Fomento y Promoción del Deporte		3,518,129
Diseño Const. y Mant. de Obras e Inst.		1,846,765
Transferencias Varias		317,900
	Total del Presupuesto de funcionamiento	**10,759,400**
	Inversión	
Construcciones y Mejoras		8,000,000



Total del Presupuesto de inversión	**8,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**18,759,400**

CAPÍTULO XXIV
1.37 INSTITUTO NAL. DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO

ARTÍCULO 109. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2011:

Ingresos Totales	74,515,600
Menos: Aumento de Reservas	
Ingresos Disponibles	74,515,600
Gastos	74,515,600

ARTÍCULO 110. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

137.0.0.0.0.00.	INSTITUTO NACIONAL DE FORMACION PROFESIONAL Y CAP.	74,515,600
137.1.0.0.0.00.	INGRESOS CORRIENTES	24,515,600
137.1.1.0.0.00.	INGRESOS TRIBUTARIOS	24,365,600
137.1.1.1.0.00.	IMPUESTOS DIRECTOS	24,365,600
137.1.1.1.4.00.	SEGURO EDUCATIVO	24,365,600
137.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	24,365,600
137.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	150,000
137.1.2.1.0.00.	RENTA DE ACTIVOS	90,000
137.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	90,000
137.1.2.1.3.09.	TALLERES ARTESANALES	90,000
137.1.2.6.0.00.	INGRESOS VARIOS	60,000
137.1.2.6.0.99.	OTROS INGRESOS VARIOS	60,000
137.2.0.0.0.00.	INGRESOS DE CAPITAL	50,000,000
137.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	50,000,000
137.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	50,000,000
137.2.3.2.1.00.	GOBIERNO CENTRAL	50,000,000
137.2.3.2.1.13.	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	50,000,000

ARTÍCULO 111. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAI Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuaciónse indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,967,800
Formación de Recursos Humanos	5,142,200
Total del Presupuesto de funcionamiento	**11,110,000**



Inversión

Construcciones y Mejoras a Obras	8,074,200
Equipamiento de Centros y Sub-Centros	5,000,000
Granjas Sostenibles	605,100
Sistema de Formación Profesional - Dual	1,975,600
Formación y Capacitación Desarrollo H.	43,596,700
Fortalecimiento Institucional	4,154,000
Total del Presupuesto de inversión	**63,405,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**74,515,600**

CAPÍTULO XXV
1.40 INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL

ARTÍCULO 112. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2011:

Ingresos Totales	24,788,800
Menos: Aumento de Reservas	
Ingresos Disponibles	24,788,800
Gastos	24,788,800

ARTÍCULO 113. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

140.0.0.0.0.00.	INSTITUTO PANAMEÑO DE HABILITACION ESPECIAL	24,788,800
140.1.0.0.0.00.	INGRESOS CORRIENTES	23,288,800
140.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	23,288,800
140.1.2.1.0.00.	RENTA DE ACTIVOS	277,500
140.1.2.1.1.00.	ARRENDAMIENTOS	4,500
140.1.2.1.1.99.	OTROS ARRENDAMIENTOS N.E.O.C.	4,500
140.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	268,000
140.1.2.1.3.09.	TALLERES ARTESANALES	250,000
140.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	18,000
140.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	5,000
140.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	5,000
140.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	22,556,300
140.1.2.3.1.00.	GOBIERNO CENTRAL	22,556,300
140.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	22,556,300
140.1.2.4.0.00.	TASAS Y DERECHOS	185,000
140.1.2.4.1.00.	DERECHOS	35,000
140.1.2.4.1.33.	SERVICIO DE GUARDERÍA	35,000
140.1.2.4.2.00.	TASAS	150,000
140.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	150,000
140.1.2.6.0.00.	INGRESOS VARIOS	270,000
140.1.2.6.0.99.	OTROS INGRESOS VARIOS	270,000
140.2.0.0.0.00.	INGRESOS DE CAPITAL	1,500,000
140.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,500,000



140.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,500,000
140.2.3.2.1.00.	GOBIERNO CENTRAL	1,500,000
140.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	1,500,000

ARTÍCULO 114. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		4,204,784
Servicios de Habilitación		16,142,504
Servicio de Apoyo		1,360,228
Producción y Capacitación Laboral		1,047,484
Transferencias Varias		533,800
	Total del Presupuesto de funcionamiento	**23,288,800**
	Inversión	
Construcciones y Reparaciones		900,000
Suministros y Equipamiento		600,000
	Total del Presupuesto de inversión	**1,500,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**24,788,800**

CAPÍTULO XXVI
1.42 INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO

ARTÍCULO 115. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO para la vigencia fiscal de 2011:

Ingresos Totales	7,330,300
Menos: Aumento de Reservas	
Ingresos Disponibles	7,330,300
Gastos	7,330,300

ARTÍCULO 116. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

142.0.0.0.0.00.	INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	7,330,300
142.1.0.0.0.00.	INGRESOS CORRIENTES	7,330,300
142.1.1.0.0.00.	INGRESOS TRIBUTARIOS	6,585,300
142.1.1.1.0.00.	IMPUESTOS DIRECTOS	6,585,300
142.1.1.1.4.00.	SEGURO EDUCATIVO	6,585,300
142.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	6,585,300
142.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	745,000



142.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	730,000
142.1.2.3.7.00.	SECTOR PRIVADO	730,000
142.1.2.3.7.01.	5% APORTE DE LAS COOPERATIVAS	730,000
142.1.2.6.0.00.	INGRESOS VARIOS	15,000
142.1.2.6.0.99.	OTROS INGRESOS VARIOS	15,000

ARTÍCULO 117. Para la ejecución de programas de funcionamiento apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO AUTONÓMO COOPERATIVO para vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,851,408
Promoción y Fortalecimiento	4,059,992
Transferencias Varias	49,800
Total del Presupuesto de funcionamiento	**6,961,200**
Inversión	
Construcción	369,100
Total del Presupuesto de inversión	**369,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,330,300**

CAPÍTULO XXVII
1.45 AUTORIDAD DE TURISMO DE PANAMÁ

ARTÍCULO 118. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AUTORIDAD DE TURISMO DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	48,482,800
Menos: Aumento de Reservas	
Ingresos Disponibles	48,482,800
Gastos	48,482,800

ARTÍCULO 119. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

145.0.0.0.0.00.	AUTORIDAD DE TURISMO DE PANAMÁ	48,482,800
145.1.0.0.0.00.	INGRESOS CORRIENTES	47,482,800
145.1.1.0.0.00.	INGRESOS TRIBUTARIOS	30,682,500
145.1.1.2.0.00.	IMPUESTOS INDIRECTOS	30,682,500
145.1.1.2.4.00.	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	30,682,500
145.1.1.2.4.03.	PASAJE AÉREO	9,361,700
145.1.1.2.4.04.	HOSPEDAJES	21,320,800
145.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	16,800,300
145.1.2.1.0.00.	RENTA DE ACTIVOS	1,822,000
145.1.2.1.1.00.	ARRENDAMIENTOS	1,822,000



145.1.2.1.1.01.	ARRENDAMIENTOS	1,822,000
145.1.2.4.0.00.	TASAS Y DERECHOS	14,673,700
145.1.2.4.2.00.	TASAS	14,673,700
145.1.2.4.2.24.	TASA DE SERVICIO AEROPORTUARIO (25%)	14,673,700
145.1.2.6.0.00.	INGRESOS VARIOS	304,600
145.1.2.6.0.99.	OTROS INGRESOS VARIOS	304,600
145.2.0.0.0.00.	INGRESOS DE CAPITAL	1,000,000
145.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,000,000
145.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,000,000
145.2.3.2.1.00.	GOBIERNO CENTRAL	1,000,000
145.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	1,000,000

ARTÍCULO 120. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD DE TURISMO DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		10,161,500
Fomento del Turismo		6,145,600
Transferencias Varias		508,000
Operaciones Financieras		530,000
	Total del Presupuesto de funcionamiento	**17,345,100**
	Inversión	
Promoción Turística		31,137,700
	Total del Presupuesto de inversión	**31,137,700**
	TOTAL DEL PRESUPUESTO DE GASTOS	**48,482,800**

CAPÍTULO XXVIII

1.46 AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL

ARTÍCULO 121. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2011:

Ingresos Totales	33,360,200
Menos: Aumento de Reservas	
Ingresos Disponibles	33,360,200
Gastos	33,360,200

ARTÍCULO 122. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

146.0.0.0.0.00.	AUTORIDAD NACIONAL PARA LA INNOVACION GUBERNAMENTAL	33,360,200
146.1.0.0.0.00.	INGRESOS CORRIENTES	4,360,200
146.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,360,200



146.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,360,200
146.1.2.3.1.00.	GOBIERNO CENTRAL	4,360,200
146.1.2.3.1.03.	PRESIDENCIA	4,360,200
146.2.0.0.0.00.	INGRESOS DE CAPITAL	29,000,000
146.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	29,000,000
146.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	29,000,000
146.2.3.2.1.00.	GOBIERNO CENTRAL	29,000,000
146.2.3.2.1.03.	PRESIDENCIA DE LA REPÚBLICA	29,000,000

ARTÍCULO 123. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continu:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,521,500
Modernización de la Gestión Pública	1,838,700
Total del Presupuesto de funcionamiento	**4,360,200**
Inversión	
Mejoras Instalac. y Equipamiento	29,000,000
Total del Presupuesto de inversión	**29,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**33,360,200**

CAPÍTULO XXIX
1.48 REGISTRO PÚBLICO DE PANAMÁ

ARTÍCULO 124. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	47,921,200
Menos: Aumento de Reservas	
Ingresos Disponibles	47,921,200
Gastos	47,921,200

ARTÍCULO 125. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

148.0.0.0.0.00.	REGISTRO PÚBLICO DE PANAMÁ	47,921,200
148.1.0.0.0.00.	INGRESOS CORRIENTES	47,762,500
148.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	40,000,000
148.1.2.4.0.00.	TASAS Y DERECHOS	38,000,000
148.1.2.4.1.00.	DERECHOS	35,000,000
148.1.2.4.1.58.	DERECHO DE REGISTRO	20,550,000



148.1.2.4.1.59.	DERECHO DE CERTIFICACIÓN	4,950,000
148.1.2.4.1.60.	DERECHO DE CALIFICACIÓN	9,500,000
148.1.2.4.2.00.	TASAS	3,000,000
148.1.2.4.2.61.	SERVICIO INTERIOR DE NAVES	2,800,000
148.1.2.4.2.62.	SERVICIO EXTERIOR DE NAVES	200,000
148.1.2.6.0.00.	INGRESOS VARIOS	2,000,000
148.1.2.6.0.99.	OTROS INGRESOS VARIOS	2,000,000
148.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	7,762,500
148.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	7,762,500
148.1.4.2.0.01.	DISPONIBLE LIBRE EN BANCO	7,762,500
148.2.0.0.0.00.	INGRESOS DE CAPITAL	158,700
148.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	158,700
148.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	158,700
148.2.3.2.8.00.	SECTOR EXTERNO	158,700
148.2.3.2.8.48.	SECTOR EXTERNO	158,700

ARTÍCULO 126. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		6,032,300
Operaciones de Registro Público		5,791,600
Archivos Nacionales		623,700
Tansferencias Varias		25,473,600
	Total del Presupuesto de funcionamiento	**37,921,200**
	Inversión	
Edificaciones		4,340,000
Equipo de Informàtica		5,660,000
	Total del Presupuesto de inversión	**10,000,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**47,921,200**

CAPÍTULO XXX
1.87 UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ

ARTÍCULO 127. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2011:

Ingresos Totales	32,036,900
Menos: Aumento de Reservas	
Ingresos Disponibles	32,036,900
Gastos	32,036,900



ARTÍCULO 128. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

187.0.0.0.0.00.	UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	32,036,900
187.1.0.0.0.00.	INGRESOS CORRIENTES	28,100,900
187.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	28,100,900
187.1.2.1.0.00.	RENTA DE ACTIVOS	454,400
187.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	454,400
187.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	54,400
187.1.2.1.3.12.	PRODUCTOS PROCESADOS	400,000
187.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	25,698,300
187.1.2.3.1.00.	GOBIERNO CENTRAL	25,698,300
187.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	25,698,300
187.1.2.4.0.00.	TASAS Y DERECHOS	1,682,900
187.1.2.4.1.00.	DERECHOS	1,627,500
187.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	19,000
187.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	427,300
187.1.2.4.1.98.	OTROS SERVICIOS DE GESTIÓN INSTIT.	1,181,200
187.1.2.4.2.00.	TASAS	55,400
187.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	9,400
187.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	46,000
187.1.2.6.0.00.	INGRESOS VARIOS	265,300
187.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	250,300
187.1.2.6.0.99.	OTROS INGRESOS VARIOS	15,000
187.2.0.0.0.00.	INGRESOS DE CAPITAL	3,936,000
187.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,136,000
187.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,136,000
187.2.3.2.1.00.	GOBIERNO CENTRAL	3,136,000
187.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	3,136,000
187.2.4.0.0.00.	SALDO EN CAJA Y BANCO	800,000
187.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	800,000
187.2.4.2.0.01.	SALDO DE CAPITAL	800,000

ARTÍCULO 129. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		8,818,300
Educación Superior		18,624,500
Investigación		658,100
	Total del Presupuesto de funcionamiento	**28,100,900**
	Inversión	
Construcción y Rehabilitación		1,339,300
Equipamiento		96,700
Investigación		2,500,000



Total del Presupuesto de inversión	**3,936,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**32,036,900**

CAPÍTULO XXXI
1.90 UNIVERSIDAD DE PANAMÁ

ARTÍCULO 130. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	171,546,200
Menos: Aumento de Reservas	
Ingresos Disponibles	171,546,200
Gastos	171,546,200

ARTÍCULO 131. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

190.0.0.0.0.00.	UNIVERSIDAD DE PANAMÁ	171,546,200
190.1.0.0.0.00.	INGRESOS CORRIENTES	164,728,400
190.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	164,728,400
190.1.2.1.0.00.	RENTA DE ACTIVOS	6,671,700
190.1.2.1.1.00.	ARRENDAMIENTOS	200,000
190.1.2.1.1.01.	ARRENDAMIENTOS	200,000
190.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	3,203,200
190.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	25,000
190.1.2.1.3.12.	PRODUCTOS PROCESADOS	1,111,000
190.1.2.1.3.98.	OTROS SERVICIOS AUTOGESTIÓN	2,042,200
190.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	25,000
190.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	3,268,500
190.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	3,268,500
190.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	140,816,400
190.1.2.3.1.00.	GOBIERNO CENTRAL	140,667,200
190.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	140,667,200
190.1.2.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	149,200
190.1.2.3.2.06.	ENTE REGULADOR DE LOS SERVICIOS PÚBLICOS	149,200
190.1.2.4.0.00.	TASAS Y DERECHOS	11,246,500
190.1.2.4.1.00.	DERECHOS	10,406,500
190.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	78,000
190.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	3,000,000
190.1.2.4.1.98.	OTROS SERVICIOS DE GESTIÓN INSTIT.	7,328,500
190.1.2.4.2.00.	TASAS	840,000
190.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	60,000
190.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	680,000
190.1.2.4.2.28.	REVÁLIDA DE TÍTULOS	100,000
190.1.2.6.0.00.	INGRESOS VARIOS	5,993,800
190.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	5,893,800
190.1.2.6.0.99.	OTROS INGRESOS VARIOS	100,000



190.2.0.0.0.00.	INGRESOS DE CAPITAL	6,817,800
190.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	6,817,800
190.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	6,817,800
190.2.3.2.1.00.	GOBIERNO CENTRAL	6,817,800
190.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	6,817,800

ARTÍCULO 132. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		52,201,554
Educación Superior.		102,055,977
Investigación		7,656,034
Extensión Cultural		2,814,135
Transferencias Varias		700
	Total del Presupuesto de funcionamiento	**164,728,400**
	Inversión	
Construcciones y Equipamiento		6,667,800
Seguimiento a Proy .de Inversión		150,000
	Total del Presupuesto de inversión	**6,817,800**
	TOTAL DEL PRESUPUESTO DE GASTOS	**171,546,200**

CAPÍTULO XXXII
1.91 UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ

ARTÍCULO 133. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	7,941,800
Menos: Aumento de Reservas	
Ingresos Disponibles	7,941,800
Gastos	7,941,800

ARTÍCULO 134. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

191.0.0.0.0.00.	UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	7,941,800
191.1.0.0.0.00.	INGRESOS CORRIENTES	7,941,800
191.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7,941,800
191.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,203,000
191.1.2.3.1.00.	GOBIERNO CENTRAL	3,103,000
191.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	3,103,000
191.1.2.3.3.00.	EMPRESAS PÚBLICAS	2,100,000
191.1.2.3.3.03.	TRANSFERENCIA CORRIENTE-AMP	2,100,000



191.1.2.4.0.00.	TASAS Y DERECHOS	2,638,800
191.1.2.4.1.00.	DERECHOS	2,638,800
191.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	2,638,800
191.1.2.6.0.00.	INGRESOS VARIOS	100,000
191.1.2.6.0.99.	OTROS INGRESOS VARIOS	100,000

ARTÍCULO 135. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección Y Adminitración General		3,276,600
Educación Superior		3,329,800
	Total del Presupuesto de funcionamiento	**6,606,400**
	Inversión	
Rehabilitación de Edificio		670,000
Instalación de Laboratorios/Simuladores		275,000
Equipamiento		390,400
	Total del Presupuesto de inversión	**1,335,400**
	TOTAL DEL PRESUPUESTO DE GASTOS	**7,941,800**

CAPÍTULO XXXIII
1.93 UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS

ARTÍCULO 136. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2011:

Ingresos Totales	13,603,300
Menos: Aumento de Reservas	
Ingresos Disponibles	13,603,300
Gastos	13,603,300

ARTÍCULO 137. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

193.0.0.0.0.00.	UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	13,603,300
193.1.0.0.0.00.	INGRESOS CORRIENTES	11,768,300
193.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	11,768,300
193.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	8,710,900
193.1.2.3.1.00.	GOBIERNO CENTRAL	8,710,900
193.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	8,710,900
193.1.2.4.0.00.	TASAS Y DERECHOS	1,900,000
193.1.2.4.1.00.	DERECHOS	1,900,000
193.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	1,900,000
193.1.2.6.0.00.	INGRESOS VARIOS	1,157,400



193.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	1,142,200
193.1.2.6.0.99.	OTROS INGRESOS VARIOS	15,200
193.2.0.0.0.00.	INGRESOS DE CAPITAL	1,835,000
193.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,835,000
193.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,835,000
193.2.3.2.1.00.	GOBIERNO CENTRAL	1,835,000
193.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	1,835,000

ARTÍCULO 138. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,726,000
Educación Superior	7,042,300
Total del Presupuesto de funcionamiento	**11,768,300**
Inversión	
Remodelaciones	460,000
Construcciones	1,000,000
Equipam. de Labora. y Clínica Interdisc.	375,000
Total del Presupuesto de inversión	**1,835,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**13,603,300**

CAPÍTULO XXXIV
1.95 UNIVERSIDAD TECNOLÓGICA DE PANAMÁ

ARTÍCULO 139. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	62,385,000
Menos: Aumento de Reservas	
Ingresos Disponibles	62,385,000
Gastos	62,385,000

ARTÍCULO 140. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

195.0.0.0.0.00.	UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	62,385,000
195.1.0.0.0.00.	INGRESOS CORRIENTES	56,885,000
195.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	56,885,000
195.1.2.1.0.00.	RENTA DE ACTIVOS	5,162,300
195.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	5,162,300
195.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	602,000



195.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	4,560,300
195.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	48,233,300
195.1.2.3.1.00.	GOBIERNO CENTRAL	48,233,300
195.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	48,233,300
195.1.2.4.0.00.	TASAS Y DERECHOS	2,803,000
195.1.2.4.1.00.	DERECHOS	2,487,000
195.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	2,447,000
195.1.2.4.1.99.	OTROS - BIBLIOTECA	40,000
195.1.2.4.2.00.	TASAS	316,000
195.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	316,000
195.1.2.6.0.00.	INGRESOS VARIOS	686,400
195.1.2.6.0.99.	OTROS INGRESOS VARIOS	686,400
195.2.0.0.0.00.	INGRESOS DE CAPITAL	5,500,000
195.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	5,500,000
195.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	5,500,000
195.2.3.2.1.00.	GOBIERNO CENTRAL	5,500,000
195.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	5,500,000

ARTÍCULO 141. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		14,670,554
Educación Superior Tecnológica		35,969,406
Investigación, Post-Grado y Extensión		6,245,040
	Total del Presupuesto de funcionamiento	**56,885,000**
	Inversión	
Construcciones Educativas		4,274,500
Mobiliario, Libros y Equipo Educacional		1,225,500
	Total del Presupuesto de inversión	**5,500,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**62,385,000**

CAPÍTULO XXXV
1.97 ZONA FRANCA DE BARÚ

ARTÍCULO 142. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2011:

Ingresos Totales	410,000
Menos: Aumento de Reservas	
Ingresos Disponibles	410,000
Gastos	410,000



ARTÍCULO 143. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

197.0.0.0.0.00.	ZONA FRANCA DE BARÚ	410,000
197.1.0.0.0.00.	INGRESOS CORRIENTES	410,000
197.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	410,100
197.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	377,100
197.1.2.3.1.00.	GOBIERNO CENTRAL	377,100
197.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	377,100
197.1.2.4.0.00.	TASAS Y DERECHOS	32,900
197.1.2.4.2.00.	TASAS	32,900
197.1.2.4.2.43.	CLAVES DE OPERACIÓN	30,800
197.1.2.4.2.45.	EXPEDICIÓN DE DOCUMENTO	2,100
197.1.2.6.0.00.	INGRESOS VARIOS	100
197.1.2.6.0.99.	OTROS INGRESOS VARIOS	100
197.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	-100
197.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	-100
197.1.4.2.0.01.	DISPONIBLE LIBRE EN BANCO	-100

ARTÍCULO 144. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2011 cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		410,000
	Total del Presupuesto de funcionamiento	**410,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**410,000**



TÍTULO IV
PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

ARTÍCULO 145. Apruébase los presupuestos de las Empresas Públicas para la vigencia fiscal de 2011 cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	833,772,800	191,141,600	1,024,914,400	725,600,300	299,314,100	1,024,914,400
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	99,232,100	52,807,300	152,039,400	75,866,700	76,172,700	152,039,400
AUTORIDAD MARÍTIMA DE PANAMÁ	164,500,000	0	164,500,000	150,608,600	13,891,400	164,500,000
BINGOS NACIONALES	1,034,000	0	1,034,000	1,018,000	16,000	1,034,000
AUTORIDAD AERONÁUTICA CIVIL	30,500,000	40,115,000	70,615,000	23,143,800	47,471,200	70,615,000
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	139,255,000	51,000,000	190,255,000	113,542,600	76,712,400	190,255,000
INSTITUTO DE MERCADEO AGROPECUARIO	6,155,800	2,550,000	8,705,800	5,290,600	3,415,200	8,705,800
EMPRESA DE GENERACION ELÉCTRICA S.A.	35,410,700	0	35,410,700	35,281,700	129,000	35,410,700
EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	75,165,400	13,048,000	88,213,400	42,020,800	46,192,600	88,213,400
LOTERÍA NACIONAL DE BENEFICENCIA	183,492,100	0	183,492,100	176,878,300	6,613,800	183,492,100
ZONA LIBRE DE COLÓN	90,800,000	21,442,500	112,242,500	93,803,900	18,438,600	112,242,500
AGENCIA DEL ÁREA PANAMÁ PACÍFICO	8,227,700	10,178,800	18,406,500	8,145,300	10,261,200	18,406,500

ARTÍCULO 146. Apruébase los gastos corrientes de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2011, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIO	INTERESES DE LA DEUDA	TOTAL
TOTAL	387,812,900	64,793,100	252,602,900	6,600,000	13,791,400	725,600,300
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	36,502,100	26,264,100	0	4,500,000	8,600,500	75,866,700
AUTORIDAD MARÍTIMA DE PANAMÁ	44,569,800	10,007,100	93,500,000	2,100,000	431,700	150,608,600
BINGOS NACIONALES	984,000	34,000	0	0	0	1,018,000
AUTORIDAD AERONÁUTICA CIVIL	20,969,500	1,501,200	0	0	673,100	23,143,800
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	112,349,600	852,100	0	0	340,900	113,542,600
INSTITUTO DE MERCADEO AGROPECUARIO	5,111,800	167,500	0	0	11,300	5,290,600
EMPRESA DE GENERACION ELÉCTRICA S.A.	33,049,700	2,232,000	0	0	0	35,281,700
EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	25,643,300	13,299,200	0	0	3,078,300	42,020,800
LOTERÍA NACIONAL DE BENEFICENCIA	88,506,700	4,371,500	84,000,100	0	0	176,878,300
ZONA LIBRE DE COLÓN	13,409,000	4,036,500	75,102,800	0	1,255,600	93,803,900
AGENCIA DEL ÁREA PANAMÁ PACÍFICO	6,717,400	1,427,900	0	0	0	8,145,300



1/ Aporte al fisco incluye impuestos

ARTÍCULO 147. Apruébanse los gastos de capital de los Presupuestos de las Empresas Públicas para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
TOTAL	275,239,400	2,568,300	0	21,506,400	299,314,100
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	71,467,300	705,400	0	4,000,000	76,172,700
AUTORIDAD MARÍTIMA DE PANAMÁ	11,696,800	0	0	2,194,600	13,891,400
BINGOS NACIONALES	0	16,000	0	0	16,000
AUTORIDAD AERONÁUTICA CIVIL	45,720,400	435,000	0	1,315,800	47,471,200
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	74,257,400	430,000	0	2,025,000	76,712,400
INSTITUTO DE MERCADEO AGROPECUARIO	2,950,000	364,400	0	100,800	3,415,200
EMPRESA DE GENERACION ELÉCTRICA S.A.	0	129,000	0	0	129,000
EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	39,560,400	45,000	0	6,587,200	46,192,600
LOTERÍA NACIONAL DE BENEFICENCIA	6,414,100	199,700	0	0	6,613,800
ZONA LIBRE DE COLÓN	12,994,200	161,400	0	5,283,000	18,438,600
AGENCIA DEL ÁREA PANAMÁ PACÍFICO	10,178,800	82,400	0	0	10,261,200

CAPÍTULO II

2.02 AEROPUERTO INTERNACIONAL TOCUMEN, S.A.

ARTÍCULO 148. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2011:

Ingresos Totales	152,039,400
Menos: Aumento de Reservas	
Ingresos Disponibles	152,039,400
Gastos	152,039,400

ARTÍCULO 149. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

202.0.0.0.0.00.	AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.	152,039,400
202.1.0.0.0.00.	INGRESOS CORRIENTES	99,232,100
202.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	99,232,100
202.1.2.1.0.00.	RENTA DE ACTIVOS	24,716,200
202.1.2.1.1.00.	ARRENDAMIENTOS	5,579,800
202.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	5,579,800
202.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	4,529,400



202.1.2.1.3.04.	VENTA DE ENERGÍA	2,420,600
202.1.2.1.3.07.	AGUA	31,400
202.1.2.1.3.11.	COMBUSTIBLE	2,077,400
202.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	14,607,000
202.1.2.1.4.03.	SERVICIOS TELÉFONICOS Y CABLEGRÁFICOS	5,500
202.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	8,567,200
202.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	284,300
202.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	5,317,400
202.1.2.1.4.17.	MOVILIZACIÓN DE CARGA (PROY.ARENERO)	432,600
202.1.2.4.0.00.	TASAS Y DERECHOS	73,461,400
202.1.2.4.1.00.	DERECHOS	73,461,400
202.1.2.4.1.17.	USO DE AEROPUERTOS	49,455,900
202.1.2.4.1.34.	ESTACIONAMIENTO PÚBLICO Y ESTAC	1,385,500
202.1.2.4.1.45.	OTRAS CONCESIONES	22,620,000
202.1.2.6.0.00.	INGRESOS VARIOS	1,054,500
202.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	450,000
202.1.2.6.0.99.	OTROS INGRESOS VARIOS	604,500
202.2.0.0.0.00.	INGRESOS DE CAPITAL	52,807,300
202.2.2.0.0.00.	RECURSOS DEL CRÉDITO	38,757,300
202.2.2.1.0.00.	CRÉDITO INTERNO	38,757,300
202.2.2.1.4.00.	PRÉSTAMOS	38,757,300
202.2.2.1.4.10.	BNP- PARIBAS	38,757,300
202.2.4.0.0.00.	SALDO EN CAJA Y BANCO	14,050,000
202.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	14,050,000
202.2.4.2.0.01.	SALDO DE CAPITAL	14,050,000

ARTÍCULO 150. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		52,438,900
Operaciones Aeroportuarias		28,133,200
	Total del Presupuesto de funcionamiento	**80,572,100**
	Inversión	
Ampliación y Remodelación		32,710,000
Plan de Expansión		38,757,300
	Total del Presupuesto de inversión	**71,467,300**
	TOTAL DEL PRESUPUESTO DE GASTOS	**152,039,400**

CAPÍTULO III

2.03 AUTORIDAD MARÍTIMA DE PANAMÁ

ARTÍCULO 151. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2011:



Ingresos Totales	164,500,000
Menos: Aumento de Reservas	
Ingresos Disponibles	164,500,000
Gastos	164,500,000

ARTÍCULO 152. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

203.0.0.0.0.00.	AUTORIDAD MARÍTIMA DE PANAMÁ	164,500,000
203.1.0.0.0.00.	INGRESOS CORRIENTES	164,500,000
203.1.1.0.0.00.	INGRESOS TRIBUTARIOS	34,242,702
203.1.1.1.0.00.	IMPUESTOS DIRECTOS	34,242,702
203.1.1.1.2.00.	SOBRE LA PROPIEDAD Y PATRIMONIO	34,242,702
203.1.1.1.2.03.	IMPUESTOS DE NAVES	34,242,702
203.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	130,257,298
203.1.2.1.0.00.	RENTA DE ACTIVOS	38,378,000
203.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	38,378,000
203.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	27,878,000
203.1.2.1.4.17.	MOVILIZACIÓN DE CARGA (PROY.ARENERO)	10,500,000
203.1.2.4.0.00.	TASAS Y DERECHOS	88,134,887
203.1.2.4.1.00.	DERECHOS	26,710,750
203.1.2.4.1.06.	ABANDERAMIENTO DE NAVES	3,410,350
203.1.2.4.1.44.	CONCESIONES EN ÁREAS PORTUARIAS	23,300,400
203.1.2.4.2.00.	TASAS	61,424,137
203.1.2.4.2.07.	FAROS Y BOYAS	5,000,000
203.1.2.4.2.08.	RECAUDOS CONSULARES	7,701,000
203.1.2.4.2.13.	DOCUMENTACIÓN DE NAVES	5,949,600
203.1.2.4.2.55.	ARQUEO Y AVALUO DE NAVES	100,000
203.1.2.4.2.56.	INVESTIGACIÓN DE ACCIDENTES	4,861,000
203.1.2.4.2.57.	CERTIFICACIÓN DE COMPETENCIA	21,000,000
203.1.2.4.2.58.	3% DE NAVES ACCIDENTADAS	5,610,487
203.1.2.4.2.59.	INSPECCIÓN DE NAVES	10,802,050
203.1.2.4.2.60.	EXÁMENES A OFICIALES MARINOS	400,000
203.1.2.6.0.00.	INGRESOS VARIOS	3,744,411
203.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	744,411
203.1.2.6.0.50.	INGRESOS VARIOS NAVES	1,500,000
203.1.2.6.0.51.	INGRESOS VARIOS CONSULARES	1,500,000

ARTÍCULO 153. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	20,397,400
Servicios de la Act. Marítima	25,908,200
Servicios Portuarios	6,989,800



Transferencias	95,600,000
Terminales de Combustibles	3,907,800
Total del Presupuesto de funcionamiento	**152,803,200**
Inversión	
Adquisición de Equipo y Consultorías	5,846,800
Puertos	5,380,000
Eq. Estudios y Evaluaciones en Puertos	470,000
Total del Presupuesto de inversión	**11,696,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**164,500,000**

CAPÍTULO IV

2.08 BINGOS NACIONALES

ARTÍCULO 154. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de los BINGOS NACIONALES para la vigencia fiscal de 2011:

Ingresos Totales	1,034,000
Menos: Aumento de Reservas	
Ingresos Disponibles	1,034,000
Gastos	1,034,000

ARTÍCULO 155. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

208.0.0.0.0.00.	BINGOS NACIONALES	1,034,000
208.1.0.0.0.00.	INGRESOS CORRIENTES	1,034,000
208.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,034,000
208.1.2.1.0.00.	RENTA DE ACTIVOS	1,034,000
208.1.2.1.1.00.	ARRENDAMIENTOS	62,000
208.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	62,000
208.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	972,000
208.1.2.1.5.05.	VENTA DE FORMULARIOS Y FICHAS	972,000

ARTÍCULO 156. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de los BINGOS NACIONALES para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	177,500
Administración de Bingos	856,500
Total del Presupuesto de funcionamiento	**1,034,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,034,000**



CAPÍTULO V

2.38 AUTORIDAD AERONÁUTICA CIVIL

ARTÍCULO 157. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de los AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2011:

Ingresos Totales	70,615,000
Menos: Aumento de Reservas	
Ingresos Disponibles	70,615,000
Gastos	70,615,000

ARTÍCULO 158. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

238.0.0.0.0.00.	AUTORIDAD AERONÁUTICA CIVIL	70,615,000
238.1.0.0.0.00.	INGRESOS CORRIENTES	30,500,000
238.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	30,500,000
238.1.2.1.0.00.	RENTA DE ACTIVOS	16,420,000
238.1.2.1.1.00.	ARRENDAMIENTOS	1,000,000
238.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	1,000,000
238.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	60,000
238.1.2.1.3.11.	COMBUSTIBLE	60,000
238.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	15,360,000
238.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	780,000
238.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	230,000
238.1.2.1.4.18.	SER. DE PROTECCIÓN AL VUELO	14,350,000
238.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	10,500,000
238.1.2.3.1.00.	GOBIERNO CENTRAL	6,000,000
238.1.2.3.1.17.	MINISTERIO DE GOBIERNO	6,000,000
238.1.2.3.3.00.	EMPRESAS PÚBLICAS	4,500,000
238.1.2.3.3.02.	AERO. INTENAL. TOCUMEN. S.A.	4,500,000
238.1.2.4.0.00.	TASAS Y DERECHOS	2,450,000
238.1.2.4.1.00.	DERECHOS	2,450,000
238.1.2.4.1.17.	USO DE AEROPUERTOS	1,700,000
238.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	750,000
238.1.2.6.0.00.	INGRESOS VARIOS	1,130,000
238.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	50,000
238.1.2.6.0.10.	VIGENCIAS EXPIRADAS	650,000
238.1.2.6.0.99.	OTROS INGRESOS VARIOS	430,000
238.2.0.0.0.00.	INGRESOS DE CAPITAL	40,115,000
238.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	40,115,000
238.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	40,115,000
238.2.3.2.1.00.	GOBIERNO CENTRAL	40,115,000
238.2.3.2.1.17.	MINISTERIO DE GOBIERNO	40,115,000

ARTÍCULO 159. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de los AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,074,088
Servicios Aeronáuticos	5,662,996
Operación de Aeropuertos	3,975,616
Transferencias Varias	1,193,000
Operaciones Financieras	1,988,900
Total del Presupuesto de funcionamiento	**24,894,600**
Inversión	
Adquisición y Rehabilitación de Equipo	1,465,000
Rehabil. y Mantenim. Aeroportuario	44,255,400
Total del Presupuesto de inversión	**45,720,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**70,615,000**

CAPÍTULO VI

2.66 INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES

ARTÍCULO 160. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2011:

Ingresos Totales	190,255,000
Menos: Aumento de Reservas	
Ingresos Disponibles	190,255,000
Gastos	190,255,000

ARTÍCULO 161. El detalle del presupuesto de ingresos aprobado en el artículo anterior, es el que a continuación se indica:

266.0.0.0.0.00.	INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	190,255,000
266.1.0.0.0.00.	INGRESOS CORRIENTES	139,255,000
266.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	139,255,000
266.1.2.1.0.00.	RENTA DE ACTIVOS	89,179,000
266.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	89,179,000
266.1.2.1.3.07.	AGUA	89,179,000
266.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	10,000,000
266.1.2.3.1.00.	GOBIERNO CENTRAL	10,000,000
266.1.2.3.1.12.	MINISTERIO DE SALUD	10,000,000
266.1.2.4.0.00.	TASAS Y DERECHOS	12,000,000
266.1.2.4.1.00.	DERECHOS	12,000,000
266.1.2.4.1.19.	SERVICIO DE ALCANTARILLADO	12,000,000
266.1.2.5.0.00.	CONTRIBUCIÓN DE MEJORAS	2,000,000



266.1.2.5.0.01.	TASA DE VALORIZACIÓN	2,000,000
266.1.2.6.0.00.	INGRESOS VARIOS	26,076,000
266.1.2.6.0.10.	VIGENCIAS EXPIRADAS	20,476,000
266.1.2.6.0.99.	OTROS INGRESOS VARIOS	5,600,000
266.2.0.0.0.00.	INGRESOS DE CAPITAL	51,000,000
266.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	51,000,000
266.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	51,000,000
266.2.3.2.1.00.	GOBIERNO CENTRAL	51,000,000
266.2.3.2.1.12.	MINISTERIO DE SALUD	51,000,000

ARTÍCULO 162. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	14,619,100
Dotación de Agua y Alcant. Sanitario	83,368,900
Comercialización	1,570,400
Servicios Regionales	14,073,300
Operaciones Financieras	2,365,900
Total del Presupuesto de funcionamiento	**115,997,600**
Inversión	
Desarrollo del Sistema de Agua	57,663,500
Desarrollo Sist. Alcantarillado	11,450,000
Inversiones Complementarias	5,143,900
Total del Presupuesto de inversión	**74,257,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**190,255,000**

CAPÍTULO VII

2.70 INSTITUTO DE MERCADEO AGROPECUARIO

ARTÍCULO 163. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2011:

Ingresos Totales	8,705,800
Menos: Aumento de Reservas	
Ingresos Disponibles	8,705,800
Gastos	8,705,800

ARTÍCULO 164. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

270.0.0.0.0.00.	INSTITUTO DE MERCADEO AGROPECUARIO	8,705,800



270.1.0.0.0.00.	INGRESOS CORRIENTES	6,155,800
270.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,155,800
270.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,220,700
270.1.2.3.1.00.	GOBIERNO CENTRAL	5,220,700
270.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	5,220,700
270.1.2.6.0.00.	INGRESOS VARIOS	935,100
270.1.2.6.0.99.	OTROS INGRESOS VARIOS	935,100
270.2.0.0.0.00.	INGRESOS DE CAPITAL	2,550,000
270.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,550,000
270.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,550,000
270.2.3.2.1.00.	GOBIERNO CENTRAL	2,550,000
270.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	2,550,000

ARTÍCULO 165. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,573,389
Apoyo a la Comercialización	3,070,311
Operaciones Financieras	112,100
Total del Presupuesto de funcionamiento	**5,755,800**
Inversión	
Comercialización	400,000
Modernizacion Serv. Agropecuarios	2,550,000
Total del Presupuesto de inversión	**2,950,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**8,705,800**

CAPÍTULO VIII

2.73 EMPRESA DE GENERACIÓN ELÉCTRICA , S.A.

ARTÍCULO 166. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA S.A. para la vigencia fiscal de 2011:

Ingresos Totales	35,410,700
Menos: Aumento de Reservas	
Ingresos Disponibles	35,410,700
Gastos	35,410,700

ARTÍCULO 167. El detalle del presupuesto de ingresos aprobado en el artículo anterior que a continuación se indica:

273.0.0.0.0.00.	EMPRESA DE GENERACION ELÉCTRICA S.A.	35,410,700
273.1.0.0.0.00.	INGRESOS CORRIENTES	35,410,700



273.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	33,410,700
273.1.2.1.0.00.	RENTA DE ACTIVOS	3,639,700
273.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	3,639,700
273.1.2.1.3.04.	VENTA DE ENERGÍA	3,639,700
273.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	29,771,000
273.1.2.3.1.00.	GOBIERNO CENTRAL	29,771,000
273.1.2.3.1.16.	TRANSFERENCIA CORRIENTE MEF	29,771,000
273.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	2,000,000
273.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	2,000,000
273.1.4.2.0.01.	SALDO CORRIENTE	2,000,000

ARTÍCULO 168. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del EMPRESA DE GENERACIÓN ELÉCTRICA S.A. para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	33,285,700
Transferencias Varias	2,125,000
Total del Presupuesto de funcionamiento	**35,410,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**35,410,700**

CAPÍTULO IX

2.78 EMPRESA DE TRANSMISIÓN ELÉCTRICA , S.A.

ARTÍCULO 169. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2011:

Ingresos Totales	88,213,400
Menos: Aumento de Reservas	
Ingresos Disponibles	88,213,400
Gastos	88,213,400

ARTÍCULO 170. El detalle del presupuesto de ingresos aprobado en el artículo anterior que a continuación se indica:

278.0.0.0.0.00.	EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	88,213,400
278.1.0.0.0.00.	INGRESOS CORRIENTES	75,165,400
278.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	75,065,400
278.1.2.4.0.00.	TASAS Y DERECHOS	72,065,400
278.1.2.4.2.00.	TASAS	72,065,400
278.1.2.4.2.65.	PEAJE POR TRANSMISIÓN DE ENERGÍA	72,065,400
278.1.2.6.0.00.	INGRESOS VARIOS	3,000,000
278.1.2.6.0.99.	OTROS INGRESOS VARIOS	3,000,000
278.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	100,000



278.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	100,000
278.1.3.2.0.23.	A EMPRESAS	100,000
278.2.0.0.0.00.	INGRESOS DE CAPITAL	13,048,000
278.2.2.0.0.00.	RECURSOS DEL CRÉDITO	11,238,000
278.2.2.2.0.00.	CRÉDITO EXTERNO	11,238,000
278.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	11,238,000
278.2.2.2.1.31.	B.I.D-2024 OC/PN	11,238,000
278.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,810,000
278.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,810,000
278.2.3.2.1.00.	GOBIERNO CENTRAL	1,810,000
278.2.3.2.1.16.	MEF	1,810,000

ARTÍCULO 171. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		25,679,700
Operación Integrada		13,307,800
Operaciones Financieras		9,665,500
	Total del Presupuesto de funcionamiento	**48,653,000**
	Inversión	
Transmision		33,356,800
Fortalec. de Otras Inv. de Etesa		6,203,600
	Total del Presupuesto de inversión	**39,560,400**
	TOTAL DEL PRESUPUESTO DE GASTOS	**88,213,400**

CAPÍTULO X

2.82 LOTERÍA NACIONAL DE BENEFICENCIA

ARTÍCULO 172. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2011:

Ingresos Totales	183,492,100
Menos: Aumento de Reservas	
Ingresos Disponibles	183,492,100
Gastos	183,492,100

ARTÍCULO 173. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

282.0.0.0.0.00.	LOTERÍA NACIONAL DE BENEFICENCIA	183,492,100
282.1.0.0.0.00.	INGRESOS CORRIENTES	183,492,100



282.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	183,492,100
282.1.2.1.0.00.	RENTA DE ACTIVOS	183,393,100
282.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	183,393,100
282.1.2.1.5.01.	EMISIONES DE BILLETES DE LOTERÍA	134,425,000
282.1.2.1.5.04.	PREMIOS DEVUELTOS Y CADUCADOS	48,968,100
282.1.2.6.0.00.	INGRESOS VARIOS	99,000
282.1.2.6.0.99.	OTROS INGRESOS VARIOS	99,000

ARTÍCULO 174. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	16,876,054
Administración de Billetes	72,170,346
Transferencias	88,031,600
Total del Presupuesto de funcionamiento	**177,078,000**
Inversión	
Infraestructura	1,700,000
Equipamiento	4,714,100
Total del Presupuesto de inversión	**6,414,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**183,492,100**

CAPÍTULO XI

2.96 ZONA LIBRE DE COLÓN

ARTÍCULO 175. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2011:

Ingresos Totales	112,242,500
Menos: Aumento de Reservas	
Ingresos Disponibles	112,242,500
Gastos	112,242,500

ARTÍCULO 176. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

296.0.0.0.0.00.	ZONA LIBRE DE COLÓN	112,242,500
296.1.0.0.0.00.	INGRESOS CORRIENTES	90,800,000
296.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	90,638,000
296.1.2.1.0.00.	RENTA DE ACTIVOS	68,420,000
296.1.2.1.1.00.	ARRENDAMIENTOS	33,612,000
296.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	9,000,000



296.1.2.1.1.02.	DE LOTES Y TIERRAS	24,612,000
296.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	16,560,000
296.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	16,560,000
296.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	18,248,000
296.1.2.1.4.02.	ASEO Y RECOLECCIÓN DE BASURA	1,248,000
296.1.2.1.4.06.	SERVICIO DE ALMACENAJE	17,000,000
296.1.2.4.0.00.	TASAS Y DERECHOS	21,858,000
296.1.2.4.2.00.	TASAS	21,858,000
296.1.2.4.2.21.	REFRENDO DE DOCUMENTOS	216,000
296.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	468,000
296.1.2.4.2.45.	EXPEDICIÓN DE DOCUMENTO	2,484,000
296.1.2.4.2.51.	TASA DE SEGURIDAD Y VIGILANCIA	4,440,000
296.1.2.4.2.99.	OTRAS TASAS	14,250,000
296.1.2.6.0.00.	INGRESOS VARIOS	360,000
296.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	240,000
296.1.2.6.0.99.	OTROS INGRESOS VARIOS	120,000
296.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	162,000
296.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	162,000
296.1.3.2.0.21.	POR GOBIERNO CENTRAL	162,000
296.2.0.0.0.00.	INGRESOS DE CAPITAL	21,442,500
296.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	21,442,500
296.2.1.1.0.00.	VENTA DE ACTIVOS	21,442,500
296.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	21,442,500
296.2.1.1.1.02.	EDIFICIOS	21,442,500

ARTÍCULO 177. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		10,224,100
Comercialización y Desarrollo		3,830,800
Transferencias Varias		78,654,800
Operaciones Financieras		6,538,600
	Total del Presupuesto de funcionamiento	**99,248,300**
	Inversión	
Inversiones Estratégicas de Zona Libre		12,994,200
	Total del Presupuesto de inversión	**12,994,200**
	TOTAL DEL PRESUPUESTO DE GASTOS	**112,242,500**

CAPÍTULO XII

2.97 AGENCIA DEL ÁREA PANAMÁ PACÍFICO

ARTÍCULO 178. Para la ejecución de los programas de funcionamiento e inversión apruébase el



presupuesto de ingresos y gastos de la AGENCIA DEL ÁREA PANAMÁ PACÍFICO para la vigencia fiscal de 2011:

Ingresos Totales	18,406,500
Menos: Aumento de Reservas	
Ingresos Disponibles	18,406,500
Gastos	18,406,500

ARTÍCULO 179. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

297.0.0.0.0.00.	AGENCIA DEL AREA PANAMA PACÍFICO	18,406,500
297.1.0.0.0.00.	INGRESOS CORRIENTES	8,227,700
297.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,227,700
297.1.2.1.0.00.	RENTA DE ACTIVOS	963,000
297.1.2.1.1.00.	ARRENDAMIENTOS	963,000
297.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	316,400
297.1.2.1.1.02.	DE LOTES Y TIERRAS	646,600
297.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	7,014,700
297.1.2.3.1.00.	GOBIERNO CENTRAL	7,014,700
297.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	7,014,700
297.1.2.6.0.00.	INGRESOS VARIOS	250,000
297.1.2.6.0.99.	OTROS INGRESOS VARIOS	250,000
297.2.0.0.0.00.	INGRESOS DE CAPITAL	10,178,800
297.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	2,378,800
297.2.1.1.0.00.	VENTA DE ACTIVOS	2,378,800
297.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	2,378,800
297.2.1.1.1.01.	TERRENOS	2,378,800
297.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	7,800,000
297.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	7,800,000
297.2.3.2.1.00.	GOBIERNO CENTRAL	7,800,000
297.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	7,800,000

ARTÍCULO 180. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AGENCIA DEL ÁREA PANAMÁ PACÍFICO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		3,679,380
Desarrollo del Area Panamá Pacífico		4,548,320
	Total del Presupuesto de funcionamiento	**8,227,700**
	Inversión	
Desarrollo de Infraestructura		10,178,800
	Total del Presupuesto de inversión	**10,178,800**
	TOTAL DEL PRESUPUESTO DE GASTOS	**18,406,500**



TÍTULO V

PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

ARTÍCULO 181. Apruébase los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2011, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas :

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	462,605,800	1,597,042,900	2,059,648,700	393,586,300	1,666,062,400	2,059,648,700
SUPERINTENDENCIA DE BANCOS	12,315,000	0	12,315,000	11,586,100	728,900	12,315,000
BANCO DE DESARROLLO AGROPECUARIO	36,900,000	43,200,000	80,100,000	13,287,000	66,813,000	80,100,000
BANCO HIPOTECARIO NACIONAL	6,072,400	14,327,800	20,400,200	11,081,800	9,318,400	20,400,200
BANCO NACIONAL DE PANAMÁ	273,985,700	1,191,135,700	1,465,121,400	253,338,300	1,211,783,100	1,465,121,400
CAJA DE AHORROS	121,565,600	347,935,400	469,501,000	95,739,100	373,761,900	469,501,000
COMISIÓN NACIONAL DE VALORES	3,721,400	0	3,721,400	3,593,900	127,500	3,721,400
INSTITUTO DE SEGURO AGROPECUARIO	8,045,700	444,000	8,489,700	4,960,100	3,529,600	8,489,700

ARTÍCULO 182. Apruébase los gastos corrientes de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2011, cuya composición se expresa a continuación en Balboas :

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACION CORRIENTES	TRANSFERENCIAS CORRIENTES	APORTES AL FISCO	SUBSIDIO	INTERESES DE LA DEUDA	TOTAL
TOTAL	288,328,700	98,453,700	0	0	6,803,900	393,586,300
SUPERINTENDENCIA DE BANCOS	11,111,600	474,500	0	0	0	11,586,100
BANCO DE DESARROLLO AGROPECUARIO	12,252,000	221,000	0	0	814,000	13,287,000
BANCO HIPOTECARIO NACIONAL	7,781,500	158,600	0	0	3,141,700	11,081,800
BANCO NACIONAL DE PANAMÁ	158,828,900	94,495,700	0	0	13,700	253,338,300
CAJA DE AHORROS	91,871,700	1,032,900	0	0	2,834,500	95,739,100
COMISIÓN NACIONAL DE VALORES	3,485,400	108,500	0	0	0	3,593,900
INSTITUTO DE SEGURO AGROPECUARIO	2,997,600	1,962,500	0	0	0	4,960,100



ARTÍCULO 183. Apruébase los gastos de capital de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
TOTAL	**1,637,700,000**	**15,332,600**	**0**	**13,029,800**	**1,666,062,400**
SUPERINTENDENCIA DE BANCOS	0	728,900	0	0	728,900
BANCO DE DESARROLLO AGROPECUARIO	55,324,000	150,000	0	11,339,000	66,813,000
BANCO HIPOTECARIO NACIONAL	7,518,900	270,100	0	1,529,400	9,318,400
BANCO NACIONAL DE PANAMÁ	1,210,106,400	1,515,300	0	161,400	1,211,783,100
CAJA DE AHORROS	361,291,000	12,470,900	0	0	373,761,900
COMISIÓN NACIONAL DE VALORES	0	127,500	0	0	127,500
INSTITUTO DE SEGURO AGROPECUARIO	3,459,700	69,900	0	0	3,529,600

CAPÍTULO II

3.10 SUPERINTENDENCIA DE BANCOS

ARTÍCULO 184. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2011:

Ingresos Totales	12,315,000
Menos: Aumento de Reservas	
Ingresos Disponibles	12,315,000
Gastos	12,315,000

ARTÍCULO 185. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

310.0.0.0.0.00.	SUPERINTENDENCIA DE BANCOS	12,315,000
310.1.0.0.0.00.	INGRESOS CORRIENTES	12,315,000
310.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	11,212,400
310.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,474,900
310.1.2.3.7.00.	SECTOR PRIVADO	1,474,900
310.1.2.3.7.02.	FECI	1,474,900
310.1.2.4.0.00.	TASAS Y DERECHOS	9,472,000
310.1.2.4.2.00.	TASAS	9,472,000
310.1.2.4.2.15.	INSPECCIONES Y AVALÚOS	6,020,200
310.1.2.4.2.50.	TASA DE REGULACIÓN BANCARIA	3,451,800
310.1.2.6.0.00.	INGRESOS VARIOS	265,500



310.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	50,000
310.1.2.6.0.26.	INGRESOS VARIOS	115,500
310.1.2.6.0.99.	OTROS INGRESOS VARIOS	100,000
310.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	10,000
310.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	10,000
310.1.3.1.0.12.	INSTITUCIONES DESCENTRALIZADAS	10,000
310.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	1,092,600
310.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,092,600
310.1.4.2.0.01.	SALDO CORRIENTE	1,092,600

ARTÍCULO 186. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,435,520
Desarrollo y Regulación Bancaria	6,879,480
Total del Presupuesto de funcionamiento	**12,315,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**12,315,000**

CAPÍTULO III
3.15 BANCO DE DESARROLLO AGROPECUARIO

ARTÍCULO 187. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2011:

Ingresos	80,100,000
Menos: Aumento de Reservas	
Ingresos Disponibles	80,100,000
Gastos	80,100,000

ARTÍCULO 188. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

315.0.0.0.0.00.	BANCO DE DESARROLLO AGROPECUARIO	80,100,000
315.1.0.0.0.00.	INGRESOS CORRIENTES	36,900,000
315.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	25,900,000
315.1.2.1.0.00.	RENTA DE ACTIVOS	10,000
315.1.2.1.1.00.	ARRENDAMIENTOS	10,000
315.1.2.1.1.01.	ARRENDAMIENTOS	10,000
315.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	25,000,000
315.1.2.3.7.00.	SECTOR PRIVADO	25,000,000



315.1.2.3.7.02.	FECI	25,000,000
315.1.2.4.0.00.	TASAS Y DERECHOS	890,000
315.1.2.4.2.00.	TASAS	890,000
315.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	890,000
315.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	11,000,000
315.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	11,000,000
315.1.3.1.0.17.	A SECTOR PRIVADO	11,000,000
315.2.0.0.0.00.	INGRESOS DE CAPITAL	43,200,000
315.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	36,500,000
315.2.1.1.0.00.	VENTA DE ACTIVOS	3,100,000
315.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	3,100,000
315.2.1.1.1.03.	OTRAS INSTALACIONES	3,100,000
315.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	33,400,000
315.2.1.3.7.00.	SECTOR PRIVADO	33,400,000
315.2.1.3.7.01.	PRÉSTAMOS AGROPECUARIOS	33,400,000
315.2.2.0.0.00.	RECURSOS DEL CRÉDITO	4,200,000
315.2.2.1.0.00.	CRÉDITO INTERNO	4,200,000
315.2.2.1.4.00.	PRÉSTAMOS	4,200,000
315.2.2.1.4.01.	GOBIERNO CENTRAL (BDA-CBN)	4,200,000
315.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,500,000
315.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,500,000
315.2.3.2.1.00.	GOBIERNO CENTRAL	2,500,000
315.2.3.2.1.10.	GOBIERNO CENTRAL (MIDA)	2,500,000

ARTÍCULO 189. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,250,700
Servicio de Crédito Agropecuario	5,372,300
Operaciones Financieras	12,153,000
Total del Presupuesto de funcionamiento	**24,776,000**
Inversión	
Crédito Agropecuario	48,362,500
Equipamiento	3,324,000
Rehabilitación de Sucursales	1,137,500
Prog.Espec.Crédito Contingente	2,500,000
Total del Presupuesto de inversión	**55,324,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**80,100,000**

CAPÍTULO IV

3.30 BANCO HIPOTECARIO NACIONAL

ARTÍCULO 190. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2011:



Ingresos Totales	20,400,200
Menos: Aumento de Reservas	
Ingresos Disponibles	20,400,200
Gastos	20,400,200

ARTÍCULO 191. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

330.0.0.0.0.00.	BANCO HIPOTECARIO NACIONAL	20,400,200
330.1.0.0.0.00.	INGRESOS CORRIENTES	6,072,400
330.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,320,900
330.1.2.1.0.00.	RENTA DE ACTIVOS	255,200
330.1.2.1.1.00.	ARRENDAMIENTOS	255,200
330.1.2.1.1.01.	ARRENDAMIENTOS	255,200
330.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,125,000
330.1.2.3.1.00.	GOBIERNO CENTRAL	1,125,000
330.1.2.3.1.14.	TRANSFERENCIA CORRIENTE	1,125,000
330.1.2.4.0.00.	TASAS Y DERECHOS	15,000
330.1.2.4.2.00.	TASAS	15,000
330.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	15,000
330.1.2.6.0.00.	INGRESOS VARIOS	925,700
330.1.2.6.0.11.	REINTEGROS	300,400
330.1.2.6.0.99.	OTROS INGRESOS VARIOS	625,300
330.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	3,751,500
330.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	3,751,500
330.1.3.1.0.17.	A SECTOR PRIVADO	3,751,500
330.2.0.0.0.00.	INGRESOS DE CAPITAL	14,327,800
330.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	14,327,800
330.2.1.1.0.00.	VENTA DE ACTIVOS	7,200,000
330.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	7,200,000
330.2.1.1.1.01.	TERRENOS	7,200,000
330.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	7,127,800
330.2.1.3.7.00.	SECTOR PRIVADO	7,127,800
330.2.1.3.7.03.	PRÉSTAMOS HIPOTECARIOS	7,127,800

ARTÍCULO 192. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	6,110,800
Operaciones de Créditos	2,080,800
Transferencias Varias	18,600
Operaciones Financieras	4,671,100
Total del Presupuesto de funcionamiento	**12,881,300**



Inversión

Inversiones Propias Del B.H.N.	7,518,900
Total del Presupuesto de inversión	**7,518,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**20,400,200**

CAPÍTULO V

3.45 BANCO NACIONAL DE PANAMÁ

ARTÍCULO 193. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	1,465,121,400
Menos: Aumento de Reservas	
Ingresos Disponibles	1,465,121,400
Gastos	1,465,121,400

ARTÍCULO 194. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que continuación se indica:

345.0.0.0.0.00.	BANCO NACIONAL DE PANAMÁ	1,465,121,400
345.1.0.0.0.00.	INGRESOS CORRIENTES	273,985,700
345.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,467,100
345.1.2.1.0.00.	RENTA DE ACTIVOS	370,000
345.1.2.1.1.00.	ARRENDAMIENTOS	20,000
345.1.2.1.1.99.	OTROS ARRENDAMIENTOS N.E.O.C.	20,000
345.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	350,000
345.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	350,000
345.1.2.4.0.00.	TASAS Y DERECHOS	8,097,100
345.1.2.4.2.00.	TASAS	8,097,100
345.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	8,097,100
345.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	265,518,600
345.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	248,967,800
345.1.3.1.0.11.	AL GOBIERNO CENTRAL	14,466,900
345.1.3.1.0.12.	INSTITUCIONES DESCENTRALIZADAS	5,600
345.1.3.1.0.13.	A EMPRESAS PÚBLICAS	5,584,200
345.1.3.1.0.17.	A SECTOR PRIVADO	151,384,300
345.1.3.1.0.99.	OTROS INTERESES Y COMISIONES	77,526,800
345.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	16,550,800
345.1.3.2.0.27.	POR SECTOR PRIVADO	16,550,800
345.2.0.0.0.00.	INGRESOS DE CAPITAL	1,191,135,700
345.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	1,191,135,700
345.2.1.1.0.00.	VENTA DE ACTIVOS	9,000,000
345.2.1.1.2.00.	VENTA DE BIENES INMUEBLES	9,000,000
345.2.1.1.2.99.	OTROS BIENES MUEBLES	9,000,000
345.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	1,182,135,700
345.2.1.3.1.00.	GOBIERNO CENTRAL	385,337,900



345.2.1.3.1.01.	GOBIERNO CENTRAL	385,337,900
345.2.1.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	513,800
345.2.1.3.2.45.	AUTORIDAD DE TURISMO DE PANAMA	513,800
345.2.1.3.3.00.	EMPRESAS PÚBLICAS	22,082,600
345.2.1.3.3.02.	AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.	3,750,000
345.2.1.3.3.38.	AUTORIDAD DE AERONAUTICA CIVIL	5,904,800
345.2.1.3.3.66.	IDAAN	76,500
345.2.1.3.3.70.	INST. DE MERCADEO AGROPECUARIO (IMA)	10,000,000
345.2.1.3.3.78.	ETESA	2,200,000
345.2.1.3.3.96.	ZONA LIBRE DE COLÓN	151,300
345.2.1.3.7.00.	SECTOR PRIVADO	774,201,400
345.2.1.3.7.04.	PRÉSTAMOS VARIOS	774,201,400

ARTÍCULO 195. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Servicios Bancarios		164,523,900
Operaciones Financieras		175,100
Transferencias Varias		90,316,000
	Total del Presupuesto de funcionamiento	**255,015,000**
	Inversión	
Crédito Comercial		906,982,900
Obras y Construcciones		25,840,000
Crédito Agropecuario		166,142,600
Crédito Para Vivienda		77,200,000
Equipamiento de Sucursales		33,940,900
	Total del Presupuesto de inversión	**1,210,106,400**
	TOTAL DEL PRESUPUESTO DE GASTOS	**1,465,121,400**

CAPÍTULO VI

3.60 CAJA DE AHORROS

ARTÍCULO 196. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la CAJA DE AHORROS para la vigencia fiscal de 2011:

Ingresos Totales	469,501,000
Menos: Aumento de Reservas	
Ingresos Disponibles	469,501,000
Gastos	469,501,000



ARTÍCULO 197. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

360.0.0.0.0.00.	CAJA DE AHORROS	469,501,000
360.1.0.0.0.00.	INGRESOS CORRIENTES	121,565,600
360.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	24,600
360.1.2.1.0.00.	RENTA DE ACTIVOS	24,600
360.1.2.1.1.00.	ARRENDAMIENTOS	24,600
360.1.2.1.1.01.	ARRENDAMIENTOS	24,600
360.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	115,044,500
360.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	115,044,500
360.1.3.1.0.17.	A SECTOR PRIVADO	115,044,500
360.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	6,496,500
360.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	6,496,500
360.1.4.2.0.01.	SALDO CORRIENTE	6,496,500
360.2.0.0.0.00.	INGRESOS DE CAPITAL	347,935,400
360.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	213,140,500
360.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	163,140,500
360.2.1.3.7.00.	SECTOR PRIVADO	163,140,500
360.2.1.3.7.04.	PRÉSTAMOS VARIOS	163,140,500
360.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	50,000,000
360.2.1.4.9.00.	RECUPERACIÓN DE COLOCACIONES	50,000,000
360.2.1.4.9.01.	OTROS RECUPERACIÓN DE COLOCACIONES	50,000,000
360.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	134,794,900
360.2.3.4.0.00.	OTROS	134,794,900
360.2.3.4.0.01.	OTROS	134,794,900

ARTÍCULO 198. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CAJA DE AHORROS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	14,890,000
Captación y Colocación	63,390,800
Control de Operaciones	27,038,600
Operaciones Financieras	2,834,500
Fiscalización Gubernamental	56,100
Total del Presupuesto de funcionamiento	**108,210,000**
Inversión	
Hipotecarios y Construcción	130,360,000
Adquisición Inmuebles y Equipo	19,521,000
Otros Préstamos	211,410,000
Total del Presupuesto de inversión	**361,291,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**469,501,000**



CAPÍTULO VII

3.65 COMISIÓN NACIONAL DE VALORES

ARTÍCULO 199. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la COMISIÓN NACIONAL DE VALORES para la vigencia fiscal de 2011:

Ingresos Totales	3,721,400
Menos: Aumento de Reservas	
Ingresos Disponibles	3,721,400
Gastos	3,721,400

ARTÍCULO 200. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

365.0.0.0.0.00.	COMISIÓN NACIONAL DE VALORES	3,721,400
365.1.0.0.0.00.	INGRESOS CORRIENTES	3,721,400
365.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,721,400
365.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	711,800
365.1.2.3.1.00.	GOBIERNO CENTRAL	711,800
365.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	711,800
365.1.2.4.0.00.	TASAS Y DERECHOS	2,580,000
365.1.2.4.2.00.	TASAS	2,580,000
365.1.2.4.2.60.	TASA REGULACIÓN DE VALORES	2,580,000
365.1.2.6.0.00.	INGRESOS VARIOS	429,600
365.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	427,200
365.1.2.6.0.99.	OTROS INGRESOS VARIOS	2,400

ARTÍCULO 201. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la COMISIÓN NACIONAL DE VALORES para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,684,400
Regulación del Mercado de Valores	1,037,000
Total del Presupuesto de funcionamiento	**3,721,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,721,400**

CAPÍTULO VIII

3.90 INSTITUTO DE SEGURO AGROPECUARIO

ARTÍCULO 202. Para la ejecución de los programas de funcionamiento el presupuesto de ingresos y gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2011:



Ingresos Totales	8,489,700
Menos: Aumento de Reservas	
Ingresos Disponibles	8,489,700
Gastos	8,489,700

ARTÍCULO 203. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

390.0.0.0.0.00.	INSTITUTO DE SEGURO AGROPECUARIO	8,489,700
390.1.0.0.0.00.	INGRESOS CORRIENTES	8,045,700
390.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,045,700
390.1.2.1.0.00.	RENTA DE ACTIVOS	6,645,400
390.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	6,645,400
390.1.2.1.4.10.	PRIMA DE SEGUROS	6,645,400
390.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,395,300
390.1.2.3.1.00.	GOBIERNO CENTRAL	1,395,300
390.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	1,395,300
390.1.2.6.0.00.	INGRESOS VARIOS	5,000
390.1.2.6.0.99.	OTROS INGRESOS VARIOS	5,000
390.2.0.0.0.00.	INGRESOS DE CAPITAL	444,000
390.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	30,000
390.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	30,000
390.2.3.2.1.00.	GOBIERNO CENTRAL	30,000
390.2.3.2.1.10.	GOBIERNO CENTRAL (MIDA)	30,000
390.2.4.0.0.00.	SALDO EN CAJA Y BANCO	414,000
390.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	414,000
390.2.4.2.0.01.	SALDO DE CAPITAL	414,000

ARTÍCULO 204. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2011 cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		1,418,160
Seguro Agropecuario		3,611,840
	Total del Presupuesto de funcionamiento	**5,030,000**
	Inversión	
Equipamento		274,000
Infraestructura		625,000
Garantias para actividad Agropecuaria		2,560,700
	Total del Presupuesto de inversión	**3,459,700**
	TOTAL DEL PRESUPUESTO DE GASTOS	**8,489,700**



TÍTULO VI
NORMAS GENERALES DE ADMINISTRACIÓN PRESUPUESTARIA

CAPÍTULO I
OBJETO Y ÁMBITO

ARTÍCULO 205. EL PRESUPUESTO GENERAL DEL ESTADO. El Presupuesto General del Estado es la estimación de los ingresos y la autorización máxima de los gastos que podrán comprometer las Instituciones del Gobierno Central, las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros para ejecutar sus planes, programas y proyectos, así como para lograr los objetivos y las metas institucionales de acuerdo con las políticas del Gobierno, en materia de desarrollo económico y social.

ARTÍCULO 206. OBJETO. Las Normas Generales de Administración Presupuestaria contienen el conjunto de disposiciones que regirán la ejecución, el seguimiento y la evaluación, así como el cierre y la liquidación del Presupuesto General del Estado para la vigencia fiscal de 2011.

ARTÍCULO 207. ÁMBITO. Las Normas Generales de Administración Presupuestaria se aplicarán para el manejo del Presupuesto y serán de obligatorio cumplimiento para las Instituciones del Gobierno Central, Instituciones Descentralizadas, Empresas Públicas y los Intermediarios Financieros.

En los Municipios y Juntas Comunales estas normas se aplicarán supletoriamente. De igual forma, en las Sociedades Anónimas en las que el Estado posea el 51% o más de las acciones o del patrimonio, en los temas que no desarrolle el respectivo instrumento jurídico mediante el cual se constituyen.

CAPÍTULO II
EJECUCIÓN DEL PRESUPUESTO

ARTÍCULO 208. EJECUCIÓN DEL PRESUPUESTO. La ejecución del Presupuesto es el conjunto de decisiones y acciones operativas, administrativas y financieras que se desarrollan para la realización de los planes, programas y proyectos establecidos en el Presupuesto General del Estado. La ejecución del Presupuesto de Ingresos se fundamenta



en el concepto de caja, que es la captación física de los recursos financieros, cuya disponibilidad permite la ejecución del Presupuesto de Gastos.

Con el objeto de evaluar la gestión presupuestaria institucional, la información sobre la ejecución presupuestaria de gastos se elaborará sobre la base del compromiso, el devengado y el pago realizado por todos los bienes y servicios que reciben las instituciones que integran el Sector Público.

ARTÍCULO 209. PRINCIPIOS DE LA ADMINISTRACIÓN PRESUPUESTARIA. Las actuaciones de quienes participen en las distintas fases de la administración presupuestaria se regirán por los principios de legalidad, transparencia, eficiencia, eficacia, publicidad y responsabilidad, para hacer efectivo el ejercicio periódico de la rendición de cuentas.

ARTÍCULO 210. PRINCIPIO GENERAL. No se podrá tramitar la adquisición de bienes y servicios, si en el Presupuesto no se cuenta con la partida asignada específica que autoriza el gasto, ni se podrá realizar ningún pago, si no se ha cumplido previamente con la formalización del registro presupuestario de esta obligación.

ARTÍCULO 211. ASIGNACIONES MENSUALES. Las instituciones públicas presentarán, al Ministerio de Economía y Finanzas, a más tardar quince días después de aprobado el Proyecto de Ley de Presupuesto General del Estado por el Consejo de Gabinete:

1. Las solicitudes de asignaciones mensuales de ingresos y gastos.
2. El flujo de caja por mes para el periodo fiscal.
3. Las metas en función de su estructura programática.

Las autorizaciones máximas de los gastos de funcionamiento e inversión se distribuirán en asignaciones mensuales, de acuerdo con el cronograma de ejecución. Las asignaciones mensuales serán aprobadas para cada partida por el Ministerio de Economía y Finanzas, basándose en los programas de trabajo, los cronogramas de actividades y la previsión del comportamiento de los ingresos. En caso de que las instituciones públicas no presenten las solicitudes en el plazo señalado, el Ministerio procederá a determinar tales asignaciones.



El Ministerio de Economía y Finanzas informará a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional sobre el detalle del Presupuesto General del Estado, incluyendo las asignaciones mensuales de los ingresos y gastos.

ARTÍCULO 212. UNIDAD DE CAJA. Todos los ingresos del Gobierno Central deberán consignarse en el Presupuesto, y se depositarán a favor del Tesoro Nacional en el Banco Nacional de Panamá, contra el cual se expedirá toda orden de pago para cubrir los compromisos causados por las autorizaciones de gastos, originadas en sus distintas dependencias.

Las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros se regirán por el mismo principio de unidad de caja, de conformidad con la autonomía administrativa y financiera dispuesta en su respectiva ley.

En el caso de los ingresos creados por leyes especiales con destino específico, su recaudación y depósito se harán de acuerdo con el presente artículo. Para mantener información actualizada sobre estos ingresos, la respectiva entidad beneficiaria de estos informará los detalles de cada caso, al Ministerio de Economía y Finanzas y a la Contraloría General de la República, cada vez que sea creado uno de ellos.

ARTÍCULO 213. FASES DE LA EJECUCIÓN DEL PRESUPUESTO DE GASTOS. La ejecución del presupuesto de gastos se realiza en tres etapas secuenciales: Compromiso, Devengado y Pago, conceptos que se definen a continuación:

COMPROMISO es el registro de la obligación adquirida por una institución pública, conforme a los procedimientos y a las normas establecidas, que conlleva una erogación a favor de terceros con cargo a la disponibilidad de fondos de la respectiva partida presupuestaria del periodo fiscal vigente, y constituye la compra de bienes o servicios independientemente de su entrega, pago o consumo.

DEVENGADO es el registro de la obligación de pagar por los bienes o servicios recibidos, entregados por el proveedor, sin considerar el momento en que se consumen. Su registro se hará mediante los informes de recepción de almacén o de servicios.

PAGO es el registro de la emisión y entrega de efectivo por caja menuda, cheque o transferencia electrónica de fondos a favor de los proveedores, por los bienes y servicios recibidos.



SECCIÓN 1ª
INGRESOS O RENTAS

ARTÍCULO 214. PRINCIPIOS DE UNIVERSALIDAD, UNIDAD Y TRANSPARENCIA. El Presupuesto de Ingresos reflejará el total de los ingresos corrientes y de capital, incluyendo los de gestión institucional, del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas y de los Intermediarios Financieros, de acuerdo con las fuentes de ingresos establecidas en el Manual de Clasificación Presupuestaria del Ingreso Público.

Esta información debe hacerse de conocimiento público a través de los medios de acceso masivo.

ARTÍCULO 215. INGRESOS DE GESTIÓN INSTITUCIONAL. Son los ingresos generados por las unidades administrativas de la entidad para solventar gastos específicos.

La totalidad de los ingresos de gestión institucional del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas (incluyendo las constituidas como sociedades anónimas) y de los Intermediarios Financieros deberá incluirse en el Presupuesto General del Estado en cada vigencia fiscal. Los ingresos de gestión no podrán utilizarse para sustentar gastos de planilla, contratos, alquileres o cualquier otro gasto que genere una obligación recurrente.

Deben excluirse las donaciones en especie, los ingresos generados por los comités de salud, los clubes de padres de familia y las asociaciones de docentes y de servidores públicos, ya que no constituyen ingresos de gestión institucional por tratarse de organismos no gubernamentales. También deben excluirse los ingresos generados en centros educativos y universidades por la venta de bienes o servicios concesionados a terceras personas. En los casos de servicios concesionados, solo se ingresarán a la entidad los montos originados por el pago de la concesión o el alquiler acordado en el contrato.

Cuando una entidad pública dedicada al desarrollo de la ciencia, la tecnología y la investigación científica reciba fondos de organismos o empresas nacionales o del extranjero para realizar estudios, investigaciones y análisis relativos al desarrollo científico, tecnológico y sanitario, utilizará los mecanismos establecidos en los términos



acordados en el respectivo documento suscrito con el suscriptor. Los gastos y activos resultantes en cada ejercicio fiscal deberán ser incorporados en cada periodo fiscal.

ARTÍCULO 216. INGRESOS ADICIONALES. Si una entidad del Gobierno Central o del Sector Descentralizado devenga, recauda o percibe un ingreso adicional autorizado por ley, decreto o resolución, y quiere hacer uso de este ingreso, deberá incorporarlo al presupuesto mediante crédito adicional. Se incluyen en este concepto los ingresos de gestión institucional y las donaciones voluntarias o producto de convenios.

Igual tratamiento se dará a las donaciones en especie; no obstante, deberán ser puestas en conocimiento del Ministerio de Economía y Finanzas y de la Contraloría General de la República, para efectos del cierre y la liquidación del presupuesto, según los procedimientos establecidos por dichas entidades.

ARTÍCULO 217. INGRESOS DEL CRÉDITO INTERNO. Las entidades públicas podrán gestionar la contratación de recursos del crédito, previa autorización del Ministerio de Economía y Finanzas.

Las entidades públicas de financiamiento que otorgan facilidades de crédito a instituciones públicas suministrarán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que refleje el estado del crédito concedido a las entidades públicas.

ARTÍCULO 218. EXCEDENTES DE LOS INGRESOS. Cuando las recaudaciones de los ingresos excedan a los ingresos estimados en el Presupuesto General del Estado podrán ser incorporadas, mediante créditos adicionales, para su uso.

En caso de no procederse según lo indicado, se reflejará como saldo en caja al final del periodo. Cuando se trate de ingresos de aplicación específica, el excedente se determinará en forma individual.

ARTÍCULO 219. INGRESOS RECAUDADOS INFERIORES A LOS PRESUPUESTADOS. Cuando en cualquier época del año fiscal el Ministerio de Economía y Finanzas considere que los ingresos recaudados son inferiores a los establecidos en el Presupuesto General del Estado y no exista previsión para solventar tal condición, presentará al Órgano Ejecutivo un plan de reducción del gasto, tomando en



consideración lo señalado en el artículo 275 de la Constitución Política. Este plan será sometido a la aprobación del Consejo de Gabinete y de la Comisión de Presupuesto de la Asamblea Nacional para la correspondiente modificación del Presupuesto General del Estado.

ARTÍCULO 220. MODIFICACIÓN DE LOS INGRESOS. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas reducciones e incrementos entre las partidas de ingresos, a fin de mantener el monto de la recaudación programada y del equilibrio presupuestario. El Ministerio de Economía y Finanzas realizará las adecuaciones en la fuente de la partida de gastos cuando se requiera, y lo comunicará, según proceda, al solicitante, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 221. DEPÓSITO DE LOS FONDOS PÚBLICOS. El Banco Nacional de Panamá será el depositario oficial de los fondos públicos, y la Contraloría General de la República será la responsable de vigilar que, por ningún concepto, se abran cuentas en otras entidades financieras. En caso de que así se hiciera, aun cuando se trate de depósitos a plazo fijo, la Contraloría General de la República procederá a cancelar los fondos y a ingresar los depósitos al Tesoro Nacional o a la cuenta de la institución del Sector Descentralizado en el Banco Nacional de Panamá, según sea el caso.

Se exceptúan de esta disposición la Caja de Seguro Social, el Instituto para la Formación y Aprovechamiento de los Recursos Humanos, el Registro Público y las entidades autónomas del Estado reconocidas como tales en su respectivo instrumento orgánico, instituciones que, por la naturaleza de sus operaciones y el origen de sus recursos y reservas, podrán colocar parte de estos en la Caja de Ahorros, para lo cual deberán solicitar previamente autorización al Ministerio de Economía y Finanzas y notificar a la Contraloría General de la República para implementar el mecanismo de fiscalización y refrendo de esos recursos.

PARÁGRAFO. Los ingresos netos generados en concepto de arrendamiento de las viviendas del área revertida se depositarán en la cuenta especial denominada Fondo Especial para Viviendas de Interés Social (FEVIS), la cual administra el Ministerio de Vivienda y Ordenamiento Territorial; no obstante, en la medida en que se realicen las ventas de dichas viviendas, los recursos se transferirán al Fondo Fiduciario para el Desarrollo, creado mediante la Ley 20 de 1995, modificada por la Ley 22 de 2000 y la Ley 57 de 2004.



SECCIÓN 2ª
EGRESOS O GASTOS

ARTÍCULO 222. NIVELES DE ASIGNACIÓN DE RECURSOS. La asignación de recursos corresponderá al último rango o nivel de la estructura programática, que está constituida por: programa, subprograma y actividad o proyecto.

ARTÍCULO 223. EJECUCIÓN DE LAS ASIGNACIONES MENSUALES. La ejecución del presupuesto de gastos se realizará en función de las asignaciones mensuales y sobre la base de las fases de Compromiso, Devengado y Pago.

ARTÍCULO 224. CONTROL DE LAS ASIGNACIONES MENSUALES. El control de las asignaciones mensuales y del pago de estas lo llevarán las propias instituciones, el Ministerio de Economía y Finanzas, por medio de la Dirección de Presupuesto de la Nación y de la Dirección General de Tesorería, y la Contraloría General de la República, en el ámbito de sus respectivas competencias y responsabilidades. El saldo libre de una partida al finalizar un mes será acumulado a la asignación del siguiente mes.

ARTÍCULO 225. REDISTRIBUCIÓN DE LAS ASIGNACIONES MENSUALES. Las instituciones públicas podrán solicitar redistribución de las asignaciones mensuales al Ministerio de Economía y Finanzas, que la autorizará y comunicará al solicitante cuando proceda.

En las entidades incorporadas al Sistema de Administración Financiera de Panamá (SIAFPA), la autorización y comunicación se harán electrónicamente. En las entidades que aún no están incorporadas al SIAFPA, se autorizará y comunicará al solicitante cuando proceda y a la Comisión de Presupuesto de la Asamblea Nacional, para su conocimiento.

ARTÍCULO 226. ESCALA SALARIAL Y LÍMITE DE REMUNERACIÓN. La escala salarial para el nivel directivo de la Administración Pública quedará consignada conforme a la Estructura de Puestos aprobada para cada institución.

Con excepción del Presidente de la República, el Vicepresidente, los Ministros de Estado y demás cargos establecidos por ley, ningún funcionario podrá recibir en concepto de



sueldo, gastos de representación o cualquiera otra remuneración una suma mayor que la asignada para el cargo de Viceministro de Estado, en cada concepto.

Quedan comprendidos dentro de la excepción que señala este artículo, los cargos que en forma expresa autorice el Órgano Ejecutivo, mediante decreto ejecutivo.

ARTÍCULO 227. PAGO DE VACACIONES. Solo se pagarán las vacaciones a funcionarios activos cuando se haga uso del tiempo, y a los ex funcionarios, con cargo a créditos reconocidos, cuando la partida esté consignada en el presupuesto de la respectiva institución.

Los funcionarios que hayan acumulado más de dos meses de vacaciones deberán hacer uso del excedente en forma programada.

El Órgano Ejecutivo podrá determinar lo conducente en cuanto a los Organismos de Seguridad del Estado.

PARÁGRAFO. Se exceptúa el caso de los funcionarios activos con periodos constitucionales o legales que sean nombrados y reelectos en sus cargos, quienes tendrán derecho a cobrar en efectivo las vacaciones correspondientes a periodos anteriores al que desempeñan, cuando exista la partida presupuestaria asignada en el Presupuesto.

ARTÍCULO 228. PROHIBICIÓN DE EJERCER UN CARGO ANTES DE LA TOMA DE POSESIÓN. Ninguna persona entrará a ejercer cargo público de carácter permanente, probatorio o transitorio, sin que antes hubiera tomado posesión del cargo, previa autorización del nombramiento mediante el decreto o resuelto de personal correspondiente, y solo tendrá vigencia fiscal con posterioridad a la fecha de la toma de posesión.

Si un funcionario pasa a ocupar otro cargo público o recibe un ajuste salarial, recibirá la nueva remuneración desde la fecha de toma de posesión y en ningún caso tendrá efecto retroactivo.

El personal que designe el Órgano Ejecutivo y el personal docente del Ministerio de Educación y de las universidades oficiales, así como los médicos y odontólogos internos y médicos residentes del Ministerio de Salud y de la Caja de Seguro Social, podrán iniciar sus servicios, siempre que la entidad cuente con la asignación presupuestaria



correspondiente, antes de la formalización de su nombramiento, mediante una toma de posesión provisional, en la cual se constate el cargo, el número de posición, el monto de los emolumentos, la fecha de inicio de labores y las partidas presupuestarias correspondientes.

PARÁGRAFO. En los casos de sociedades anónimas en que el Estado sea dueño del 51% o más de sus acciones o del patrimonio y cuya relación laboral es regida por el Ministerio de Trabajo y Desarrollo Laboral, el inicio de labores del funcionario quedará expresado en el respectivo contrato de trabajo.

ARTÍCULO 229. ACCIONES DE PERSONAL. Las acciones de personal relativas a nombramientos, destituciones, ajustes salariales y ascensos emitidos por las instituciones del Gobierno Central de los cargos de Carrera Administrativa se presentarán a la Dirección General de Carrera Administrativa del Ministerio de la Presidencia para su evaluación y recomendación, posteriormente, se remitirán al Ministerio de Economía y Finanzas para su revisión y al Presidente de la República para su consideración y aprobación. Los cargos que no son de Carrera Administrativa se remitirán al Ministerio de Economía y Finanzas para su revisión y al Presidente de la República para su consideración y aprobación. Las acciones de personal de las instituciones del Sector Descentralizado de los cargos de Carrera Administrativa se presentarán a la Dirección General de Carrera Administrativa del Ministerio de la Presidencia para su evaluación y recomendación, posteriormente, se remitirán al Ministerio de Economía y Finanzas para su revisión y autorización.

Se exceptúan de esta norma los nombramientos de Ministros, Viceministros, Directores y Subdirectores Generales, Gerentes y Subgerentes Generales, Rectores y Vicerrectores y Administradores y Subadministradores Generales, que se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento y a la Contraloría General de la República para su pronta incorporación a la planilla correspondiente.

Las acciones de personal (nombramientos, destituciones, ajustes salariales y ascensos) que realicen la Asamblea Nacional, la Contraloría General de la República, el Órgano Judicial, el Ministerio Público, el Tribunal Electoral, la Fiscalía General Electoral, el Tribunal de Cuentas, la Fiscalía de Cuentas, la Defensoría del Pueblo, la Caja de Seguro Social y la Superintendencia de Bancos se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento, y a la Contraloría General de la República para su pronta incorporación a la planilla correspondiente.



ARTÍCULO 230. PERSONAL TRANSITORIO Y CONTINGENTE. Personal transitorio son los funcionarios que ocupan cargos en programas o actividades, debidamente incluidos en la estructura de personal, cuyo periodo no será mayor de doce meses y expirará con la vigencia fiscal. Personal contingente son los funcionarios que ocupan cargos en programas o actividades con base en el detalle de la estructura de puestos, cuyo periodo no será mayor de seis meses y expirará con la vigencia fiscal.

En los casos de nombramiento de personal transitorio y contingente, se requerirá la acción de personal mediante resuelto interno, el cual será sometido a la fiscalización de la Contraloría General de la República.

Cuando se trate de nombramientos nuevos, la entidad correspondiente remitirá copia de dichas acciones de personal al Ministerio de Economía y Finanzas para su debido registro y control.

Cuando en cualquier caso se identifique inconsistencia en las partidas asignadas, el Ministerio de Economía y Finanzas comunicará a la entidad que emitió dicho resuelto para que proceda con los ajustes correspondientes, y remitirá copia de dicho informe a la Contraloría General de la República.

El personal asignado a proyectos de inversión, cuyas fuentes de financiamiento involucren recursos locales y externos, se imputará al objeto de gasto 004 - Personal Transitorio para Inversiones.

PARÁGRAFO. Las instituciones del Sector Público que realicen nombramientos de personal transitorio y contingente deberán incluir obligatoriamente el pago de las cuotas a la seguridad social cuando se confeccionen las planillas adicionales y eventuales.

Cuando se requiera transferir personal transitorio o contingente a personal permanente, deberá realizarse a través de una posición vacante. Se exceptúa a educación, salud y seguridad pública.

ARTÍCULO 231. PROHIBICIÓN DE NOMBRAR PERSONAL INTERINO. No se podrá nombrar personal con carácter interino cuando el titular del cargo se encuentre en uso de vacaciones o de licencia con derecho a sueldo, con excepción de los casos de funcionarios cuyas actividades están relacionadas directamente con la función de



enseñanza-aprendizaje y de asistencia médica de las instituciones de educación y salud, respectivamente.

ARTÍCULO 232. SERVICIOS ESPECIALES. Los servicios especiales comprenden los servicios prestados por profesionales, técnicos o personas naturales que no son empleados públicos, siempre que no se tengan cargos similares en la estructura de puestos de la entidad. Se podrá cargar a esta partida la contratación de funcionarios, cuando estos obtengan licencia sin sueldo en la institución donde laboran y los servicios sean prestados en una institución distinta a la que concede la licencia.

Los honorarios mensuales para este tipo de contratación no excederán el monto equivalente a dos mil balboas (B/.2,000.00) mensuales, y la autorización se otorgará de acuerdo con el detalle incluido en el Presupuesto General del Estado. Los contratos que por la calidad del servicio excedan el monto establecido deberán contar con la autorización del Órgano Ejecutivo. Dichas contrataciones tendrán que reflejar la siguiente información: tipo de servicio especial requerido, número de meses y monto de la cuantía mensual y total, y disponibilidad presupuestaria para cubrir las contribuciones a la seguridad social.

Los pagos de estos honorarios se podrán hacer mensualmente o en forma parcial contra informe de avance, y el pago final contra la aprobación del producto final de los servicios contratados, de acuerdo con la Estructura de Puestos, previamente autorizada y registrada por el Ministerio de Economía y Finanzas.

PARÁGRAFO. Los contratos por servicios especiales requerirán la autorización e incorporación en el sistema de registro presupuestario bajo la administración del Ministerio de Economía y Finanzas. Se remitirá constancia de estos registros a la Comisión de Presupuesto.

ARTÍCULO 233. CONSULTORÍA. La contratación de consultorías se ceñirá a los procedimientos contenidos en la Ley 22 de 2006, sobre contrataciones públicas, y deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que cuenta con el financiamiento garantizado.

Los pagos de estos contratos se harán en forma parcial contra informe de avance y nota de aceptación satisfactoria, y el pago final, contra la aprobación del producto final de los servicios contratados.



Los contratos de consultoría con profesionales o técnicos, personas naturales o jurídicas, nacionales o extranjeros, para la realización de estudios, investigaciones, diseños, supervisión de obras, capacitación y otros de similar naturaleza se imputarán a la partida de consultorías, y deberán definir los objetivos, las tareas que se van a realizar y el cronograma de actividades.

ARTÍCULO 234. GASTOS DE REPRESENTACIÓN. Solo tendrán derecho a gastos de representación los funcionarios que ocupen como titulares los cargos de: Presidente de la República, Vicepresidente de la República, Ministros y Viceministros de Estado, Secretarios Generales, Diputados, Secretario y Subsecretarios Generales de la Asamblea Nacional, Director y Subdirector General de Asesoría Legal y Técnica, Director y Subdirector Nacional de Asesoría Legal y Técnica de Comisiones, Director Nacional de Asesoría en Asuntos Plenarios, Director Nacional de Asesoría Legal en Asuntos Administrativos, Rectores y Vicerrectores de las universidades oficiales, Procurador General de la Nación, Procurador de la Administración, Magistrados de la Corte Suprema de Justicia, Magistrados de los Tribunales Superiores, Magistrados del Tribunal Administrativo de Contrataciones Públicas, Magistrados del Tribunal Electoral y el Fiscal General Electoral, Magistrados del Tribunal de Cuentas y el Fiscal de Cuentas, Defensor del Pueblo, Adjunto del Defensor del Pueblo, Contralor y Subcontralor General de la República, Gobernadores, Directores y Subdirectores Generales de las instituciones del Sector Descentralizado, Administradores y Subadministradores Generales de las instituciones del Sector Descentralizado, Gerentes y Subgerentes Generales de las instituciones del Sector Descentralizado, Director y Subdirector General de la Policía Nacional, Director y Subdirector Nacional de Inteligencia y Seguridad, Director y Subdirector General del Servicio Nacional de Fronteras, Director y Subdirector General del Servicio Nacional Aeronaval, Director y Subdirector del Servicio de Protección Institucional de la Presidencia de la República, Secretarios Ejecutivos Nacionales de la Presidencia de la República, Jefes de Misiones Diplomáticas, Directores y Subdirectores Nacionales, Presidente, Secretario y Tesorero de los Consejos Provinciales de Coordinación, Directores Regionales y Provinciales, Comisionados, Subcomisionados, Mayores y Capitanes de la Policía Nacional, del Servicio Nacional Aeronaval, del Servicio de Protección Institucional de la Presidencia de la República y los cargos que por ley tengan derecho, siempre que en el Presupuesto se provea la correspondiente asignación. Los gastos de representación se pagarán a los funcionarios mientras ejerzan sus respectivos cargos.



Durante la vigencia de la presente Ley, no podrán incrementarse los gastos de representación, respecto a la asignación original para el cargo ni crearse para cargos que no están expresamente citados en el párrafo anterior.

ARTÍCULO 235. SOBRETIEMPO. Solo se reconocerá remuneración por sobretiempo cuando el funcionario haya sido previamente autorizado por el jefe inmediato a laborar en horarios extraordinarios. Dicho sobretiempo solo se podrá autorizar cuando exista la disponibilidad en la partida presupuestaria correspondiente y no exceda del 25% de la jornada regular de acuerdo con las limitaciones y excepciones establecidas en las leyes existentes. Solo se pagará remuneración por trabajos extraordinarios efectivamente realizados hasta un monto que no exceda el 50% del sueldo regular de un mes. Quedan exceptuados de los límites anteriores los funcionarios del Tribunal Electoral cuando se requieran consultas populares y los funcionarios del Sector Salud, por razones de servicios médicos asistenciales requeridos.

ARTÍCULO 236. VIÁTICOS EN EL INTERIOR DEL PAÍS. Cuando se viaje en misión oficial dentro del territorio nacional, se reconocerán viáticos por concepto de alimentación y hospedaje de acuerdo con la siguiente tabla:

1. Para Ministros, Viceministros, Diputados Principales y Suplentes, Secretario y Subsecretarios Generales de la Asamblea Nacional, Procurador General de la Nación, Procurador de la Administración, Magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas y del Tribunal Administrativo de Contrataciones Públicas, Contralor y Subcontralor General, Fiscal General Electoral, Fiscal de Cuentas, Defensor del Pueblo, Adjunto del Defensor del Pueblo, Secretarios Ejecutivos Nacionales de la Presidencia de la República, Directores y Subdirectores Generales, Gerentes y Subgerentes Generales, Administradores y Subadministradores Generales y Rectores y Vicerrectores de las universidades oficiales, ex Presidentes y ex Vicepresidentes de la República, en función pública: B/.100.00 diarios.

2. Para otros funcionarios: B/.75.00 diarios.

Cuando la misión se cumpla en un día, solo se reconocerán como viáticos los gastos de transporte y alimentación. En caso de que deba cumplirse en el lugar habitual de trabajo, fuera de las horas laborables, podrá reconocerse el gasto de alimentación y transporte con cargo a dichas partidas. Estos pagos se harán de acuerdo con el reglamento que



establezcan las entidades, y en ningún caso excederán la tabla general de viáticos que establezca el Ministerio de Economía y Finanzas.

Los funcionarios públicos deberán rendir un informe de los resultados de la misión oficial realizada a su superior jerárquico.

ARTÍCULO 237. VIÁTICOS EN EL EXTERIOR DEL PAÍS. En los casos en que sea necesario enviar a funcionarios en misiones oficiales fuera del país, el titular de la institución pública que solicite la autorización para el viaje presentará al Ministerio de la Presidencia la petición de autorización con no menos de quince días de antelación a la fecha de partida. Esta autorización solamente será revocada por el Ministerio de la Presidencia. La solicitud debe tener la siguiente información: el nombre del funcionario que habrá de viajar; el país o los países que visitará; el objeto del viaje; los resultados esperados de la misión; el costo total del viaje, desglosando los gastos de transporte y de viáticos del funcionario, y el detalle de la ruta o itinerario de las líneas aéreas que se utilizarán. Se excluyen de este requisito los funcionarios de los Órganos Legislativo y Judicial, así como del Ministerio Público, la Contraloría General de la República, el Tribunal Electoral, las sociedades anónimas y las entidades financieras. Los viáticos serán los siguientes:

1. Para Ministros, Viceministros, Diputados Principales y Suplentes, Secretario y Subsecretarios Generales de la Asamblea Nacional, Procurador General de la Nación, Procurador de la Administración, Magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas y del Tribunal Administrativo de Contrataciones Públicas, Contralor y Subcontralor General de la República, Fiscal General Electoral, Fiscal de Cuentas, Defensor del Pueblo, Adjunto del Defensor del Pueblo, Secretarios Ejecutivos Nacionales de la Presidencia de la República, Directores y Subdirectores Generales, Gerentes y Subgerentes Generales, Administradores y Subadministradores Generales y Rectores y Vicerrectores de las universidades oficiales, ex Presidentes y ex Vicepresidentes de la República, en función pública:

Europa, Asia, África y Oceanía	B/.700.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.550.00 diarios.
México, Centroamérica, el Caribe y el resto de América Latina	B/.400.00 diarios.

2. Para otros funcionarios:

Europa, Asia, África y Oceanía	B/.600.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.450.00 diarios.
México, Centroamérica, el Caribe y resto de América Latina	B/.350.00 diarios.

Cuando un funcionario participe en un evento internacional, cuya duración no exceda de diez días laborables y la institución patrocinadora del exterior no cubra la totalidad de los viáticos, recibirá la diferencia del viático establecido para misiones oficiales. En los casos en que la institución patrocinadora del exterior cubra los gastos, se apoyará al funcionario con un diferencial del 30% del viático establecido para misiones oficiales.

Los funcionarios que reciban esta asignación deberán presentar un informe sustantivo sobre los resultados de la misión atendida a su regreso al país.

ARTÍCULO 238. VIAJES DE FUNCIONARIOS AL EXTERIOR. El Presidente y el Vicepresidente de la República, los Ministros y Viceministros, los Diputados Principales y Suplentes, el Secretario y los Subsecretarios Generales de la Asamblea Nacional, el Defensor del Pueblo, el Adjunto del Defensor del Pueblo, el Procurador General de la Nación, el Procurador de la Administración, los Magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas y del Tribunal Administrativo de Contrataciones Públicas, el Fiscal General Electoral, el Fiscal de Cuentas, el Contralor y el Subcontralor General de la República, los Embajadores, los Directores y Subdirectores Generales, los Gerentes y Subgerentes Generales, los Rectores y los Administradores y Subadministradores Generales de las entidades del Sector Descentralizado, ex Presidentes y ex Vicepresidentes de la República, en función pública, cuando viajen al exterior en misión oficial, podrán hacerlo en clase ejecutiva. En el caso de los viajes transcontinentales que realice un Director Nacional de una entidad y se encuentre acompañado de un Ministro o Viceministro, el Ministro del ramo podrá autorizar el viaje en clase ejecutiva. El resto de los funcionarios que viajen al exterior en misión oficial viajarán en clase económica.

Los funcionarios que requieran viajar en una clase superior deberán pagar la diferencia de su propio peculio.



ARTÍCULO 239. TRANSFERENCIAS A ENTIDADES DESCENTRALIZADAS. Las transferencias corrientes y de capital a favor de las entidades descentralizadas se asignarán y ejecutarán a través del ministerio coordinador del sector para fines de registro e información sectorial.

ARTÍCULO 240. PAGO DE OBLIGACIONES A LA SEGURIDAD SOCIAL. La porción correspondiente al pago de las obligaciones de la seguridad social será centralizada a través de la Dirección General de Tesorería del Ministerio de Economía y Finanzas, de acuerdo con las siguientes modalidades:

1. Las entidades del Gobierno Central deberán efectuar los trámites necesarios dentro de la entidad para la consecución de las partidas presupuestarias y así proceder al registro presupuestario y financiero de estas.
2. En el caso de las entidades descentralizadas subsidiadas, se retendrá, a través de la Dirección General de Tesorería, la porción correspondiente al pago de las obligaciones de la seguridad social.
3. Las entidades públicas no subsidiadas deberán realizar los trámites necesarios dentro de la entidad para la consecución de las partidas presupuestarias y así proceder al registro presupuestario y pagos de las obligaciones de la seguridad social.

ARTÍCULO 241. TRANSFERENCIAS A PERSONAS NATURALES O JURÍDICAS. Cuando se trate de transferencias a personas naturales o jurídicas y a organismos internacionales, el ministerio respectivo autorizará la disposición de dichos recursos y llevará un registro y control de los desembolsos, de conformidad con las normas y procedimientos vigentes.

ARTÍCULO 242. INDEMNIZACIONES ORDENADAS POR LOS TRIBUNALES. Las sentencias de los tribunales que ordenen indemnizaciones son de obligatorio cumplimiento para las instituciones públicas. Para cumplir esta obligación, la respectiva institución podrá solicitar una transferencia de partida o un crédito adicional para cubrir tal erogación si no hubiera asignación para ese propósito. Cuando estas indemnizaciones causen erogación en más de un ejercicio fiscal, las partidas correspondientes deberán consignarse anualmente en el presupuesto de la institución pública respectiva hasta su cancelación.



ARTÍCULO 243. USO DE CELULARES. El gasto en concepto de celulares adquiridos para el servicio público, de acuerdo con los límites contratados, incluyendo los de tecnología avanzada, solo se reconocerá a los funcionarios que ejercen los cargos de Presidente y Vicepresidente de la República, Diputados, Secretario y Subsecretarios Generales de la Asamblea Nacional, Ministros y Viceministros de Estado, Gobernadores, Magistrados de la Corte Suprema de Justicia, Procurador General de la Nación, Procurador de la Administración, Contralor y Subcontralor General de la República, Defensor del Pueblo, Adjunto del Defensor del Pueblo, Magistrados del Tribunal Electoral y Fiscal General Electoral, Magistrados del Tribunal Administrativo de Contrataciones Públicas, Magistrados del Tribunal de Cuentas, Fiscal de Cuentas, Directores y Subdirectores Generales, Gerentes y Subgerentes Generales, Administradores y Subadministradores Generales, Rectores de universidades oficiales y Secretarios y Subsecretarios Generales de las entidades del Sector Público.

Adicionalmente a los funcionarios señalados en el párrafo anterior, tendrán derecho al uso de celulares en los Ministerios los Directores y Subdirectores Nacionales, así como los asistentes, la secretaria del Ministro y el personal de seguridad del Ministro o Viceministro que así lo requiera por la naturaleza de sus funciones y lo haya autorizado por escrito.

De igual manera, tendrán el mismo derecho los Directores y Subdirectores Nacionales de las entidades del sector descentralizado.

Los funcionarios no autorizados en los párrafos anteriores deberán cubrir dicho gasto de su propio peculio.

ARTÍCULO 244. ADQUISICIONES Y CONTRATOS MULTIANUALES. En las compras de medicamentos, de equipo e instrumental médico-quirúrgico, de laboratorio, sanitario, odontológico, de rayos X y otros similares, así como en los contratos de alquiler, de mantenimiento, de arrendamiento financiero y operativo y de consultoría, cuya duración sea mayor de un año, se procederá como sigue:

1. La institución sustentará, ante la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas, el tiempo estimado de los contratos por adquisiciones de bienes y servicios y los pagos efectivos durante el transcurso de dicha ejecución, para cada vigencia fiscal.
2. El acto público se realizará por el valor total del contrato de la adquisición de bienes y servicios. El contrato indicará la partida presupuestaria correspondiente al



pago estimado para la vigencia en curso y la obligación de la institución de incluir, en los presupuestos de las próximas vigencias fiscales, las partidas presupuestarias programadas por los montos a pagar en dichas vigencias.

SECCIÓN 3ª
EJECUCIÓN DE LAS INVERSIONES PÚBLICAS

ARTÍCULO 245. EJECUCIÓN DE INVERSIONES. La ejecución de inversiones se inicia con el llamado al acto público o la solicitud de excepción. Para tal fin, se deberá contar previamente con su autorización en el Presupuesto General del Estado y la disponibilidad de la partida presupuestaria correspondiente.

El llamado al acto público o la solicitud de excepción deberá indicar la partida presupuestaria con cargo a la cual se realizará el gasto. En los casos a que se refiere el artículo 23 de la Ley 22 de 2006, sobre contrataciones públicas, se deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que el proyecto cuenta con el financiamiento garantizado.

ARTÍCULO 246. INVERSIONES PÚBLICAS POR CONTRATO. Las inversiones públicas se realizarán por contrato. Para este propósito, las instituciones ejecutoras prepararán o contratarán, con cargo al proyecto, los servicios de profesionales o técnicos y de firmas privadas para la confección de los correspondientes pliegos, planos, especificaciones y cronogramas de trabajo que servirán para la realización del acto público y demás trámites pertinentes.

ARTÍCULO 247. INVERSIONES PÚBLICAS POR ADMINISTRACIÓN DIRECTA. En caso de urgencia, las inversiones podrán ejecutarse por administración directa. La institución ejecutora deberá contar, antes del inicio de la obra, con los planos terminados, el presupuesto de la obra y el cronograma de realizaciones. El personal asignado a las oficinas ejecutoras de proyectos se podrá contratar como personal contingente o transitorio con cargo al presupuesto de funcionamiento, y podrá permanecer hasta que concluya la ejecución del proyecto. En los casos de proyectos de inversión, cuyas fuentes de financiamiento involucren recursos tanto locales como externos, se viabiliza la utilización del objeto de gastos Personal Transitorio para Inversiones (004). La contratación requerida por servicios profesionales se hará con base en lo establecido en el artículo 232 de la presente Ley.



PARÁGRAFO. Los costos de la administración del proyecto, incluyendo al personal asignado, no excederán el 30% del monto total de la asignación anual del proyecto.

ARTÍCULO 248. ANTICIPO Y PAGO A CONTRATISTAS. No se autorizarán pagos sin la presentación de las cuentas debidamente examinadas por la Contraloría General de la República, sobre obras efectivamente realizadas o sobre sus avances. Cuando la ejecución del contrato o de la obra requiera de desembolsos anticipados, el pliego de cargos y las especificaciones técnicas de la licitación pública así lo hará constar, al igual que el respectivo contrato de ejecución de obra, con indicación del requisito de constitución de la fianza de anticipo que deberá ser del 100% del valor anticipado.

ARTÍCULO 249. PAGO MEDIANTE CARTAS DE CRÉDITO. La forma de pago mediante el mecanismo de carta de crédito, tanto para compras locales como para compras en el exterior, se utilizará por parte del Sector Público cuando la naturaleza de la obra así lo amerite, siempre que el pliego de cargos de la respectiva licitación así lo haga constar y quede debidamente estipulado en el correspondiente contrato. La gestión para la apertura del crédito ante el Banco Nacional de Panamá deberá ser previamente autorizada por el Ministerio de Economía y Finanzas y refrendada por la Contraloría General de la República.

ARTÍCULO 250. INVERSIONES MULTIANUALES. Para los efectos de proyectos de inversión de duración mayor de un año, se procederá como sigue:

1. La institución, junto con la Dirección de Presupuesto de la Nación y la Dirección de Programación de Inversiones del Ministerio de Economía y Finanzas, estimará el tiempo de ejecución del proyecto y los pagos efectivos durante el transcurso de ejecución de este.
2. La licitación pública se realizará por la totalidad del proyecto, y el contrato entre el Estado y el contratista incluirá la partida presupuestaria correspondiente al pago estimado para la vigencia en curso, debidamente certificada por la Dirección de Presupuesto de la Nación. De igual forma, el contrato deberá incluir una cláusula que obliga a la institución, y por ende al Estado, a incluir en los presupuestos de la institución de las próximas vigencias fiscales los recursos financieros programados a pagar durante esas vigencias correspondientes. Estos proyectos tendrán prioridad sobre cualquier otro proyecto, y la institución estará obligada a ejecutar el proyecto en forma prioritaria. El Ministerio de Economía y Finanzas, de igual forma, a través del Presupuesto General del Estado de las

vigencias fiscales correspondientes, honrará las obligaciones contraídas y les dará prioridad a los proyectos en ejecución.

ARTÍCULO 251. AUMENTO DEL COSTO DE LA INVERSIÓN. Los aumentos del costo total de un proyecto de inversión, debidamente justificados por razones técnicas no previstas en los planos y especificaciones originales, deberán contar previamente con las asignaciones presupuestarias respectivas.

PARÁGRAFO. En los contratos que tengan como garantía adicional la retención de un porcentaje de las cuentas presentadas por avance de obras, se podrá devolver esta retención al contratista cuando se compruebe que el alcance del contrato original se ha cumplido, aun cuando queden pendientes la aprobación y autorización de acuerdos suplementarios que hubieran sido acordados.

ARTÍCULO 252. INVERSIONES DE DESARROLLO LOCAL Y OBRAS COMUNITARIAS. Las transferencias de capital del presupuesto de inversión correspondiente a los Proyectos de Desarrollo Local y Obras Comunitarias serán asignadas en forma igualitaria y desembolsadas de acuerdo con los avances de ejecución de obras y de los ingresos recaudados.

ARTÍCULO 253. REGISTRO DE GASTOS EN LOS PROYECTOS DE INVERSIÓN. Los desembolsos de los fondos a través de convenios de empréstitos o donaciones deberán ingresar a la Cuenta del Tesoro Nacional para efectos de registro y, posteriormente, podrán ser depositados en las cuentas indicadas en dichos convenios o donaciones, para los efectos de su administración.

No se registrarán gastos en los proyectos de inversión con financiamiento local, si previamente no se han recibido los desembolsos correspondientes.

ARTÍCULO 254. REGISTRO DE LAS INVERSIONES FINANCIERAS DEL BANCO NACIONAL DE PANAMÁ, LA CAJA DE AHORROS Y LA CAJA DE SEGURO SOCIAL. Por la naturaleza de las inversiones financieras que realizan el Banco Nacional de Panamá, la Caja de Ahorros y la Caja de Seguro Social, los cuales compiten en el mercado financiero, se autoriza para que estas entidades en su Programa de Inversiones Financieras realicen las modificaciones en ejecución de las asignaciones presupuestarias, con la finalidad de mantener el equilibrio entre los gastos y el presupuesto autorizado.



De igual manera, esta medida se aplicará a los intereses que se pagan a los cuentahabientes de estas entidades financieras.

ARTÍCULO 255. CONTRATOS DE PRÉSTAMOS EXTERNOS. Los pliegos de cargos y demás documentos de las licitaciones para la ejecución de obras o adquisición de bienes y servicios, financiados con fondos provenientes de contratos de préstamos con organismos financieros internacionales o gobiernos extranjeros, podrán incluir las normas y procedimientos previstos en dichos contratos.

PARÁGRAFO. Solamente se comprometerá el pago con fuente externa cuando se haya recibido el desembolso o esté garantizada su recepción oficialmente.

SECCIÓN 4ª
MODIFICACIONES AL PRESUPUESTO

ARTÍCULO 256. TRASLADO DE PARTIDA. El traslado de partida es la transferencia de recursos en las partidas del Presupuesto, con saldo disponible de fondos o sin utilizar, a otras que se hayan quedado con saldos insuficientes o que no tengan asignación presupuestaria.

Los traslados de partidas se podrán realizar entre el 15 de enero y el 30 de noviembre; no obstante, podrán realizarse en cualquier época del año en el caso de obras de inversiones y gastos para la atención de servicios sociales.

Las instituciones públicas presentarán las solicitudes de traslados de saldos disponibles de fondos entre las partidas presupuestarias al Ministerio de Economía y Finanzas, el cual autorizará o no la correspondiente solicitud, previa verificación de la efectiva disponibilidad de los saldos no comprometidos. Los traslados de partidas de trescientos mil balboas (B/.300,000.00) o más se remitirán a la Comisión de Presupuesto de la Asamblea Nacional para su consideración. Si la Comisión de Presupuesto no realiza ninguna actuación dentro de los veinte días siguientes al recibo de la solicitud, se entenderá que ha sido aprobada la modificación correspondiente. Si por el contrario, la Comisión de Presupuesto realiza actuación, se suspende el término, y se comunicará a la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y a la entidad solicitante, hasta tanto la entidad solicitante realice la sustentación ante la Comisión, que la aprobará o la rechazará.



La documentación correspondiente a los traslados de partidas menores de trescientos mil balboas (B/.300,000.00) se remitirá a la Comisión de Presupuesto de la Asamblea Nacional. Esta Comisión podrá hacer las citaciones a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados.

PARÁGRAFO 1. En los casos de emergencia nacional declarada por el Consejo de Gabinete mediante resolución, se faculta al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, para realizar traslados de partidas con el fin de hacerle frente a dicha emergencia, por un monto de hasta un millón de balboas (B/.1,000,000.00). La documentación correspondiente se remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento. Esta Comisión podrá citar a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados.

PARÁGRAFO 2. No se podrá dividir el objeto de gasto de la partida presupuestaria en partes o grupos, con el fin de que el monto objeto del traslado no alcance los trescientos mil balboas (B/.300,000.00). Se exceptúan las transferencias corrientes y de capital a las Juntas Comunales y Municipios.

PARÁGRAFO 3. Los traslados de partidas que soliciten las entidades y que afecten los proyectos del Plan Estratégico de Gobierno deberán solicitarse primeramente a la Secretaría de Metas del Ministerio de la Presidencia para su evaluación y opinión. Posteriormente, se remitirán al Ministerio de Economía y Finanzas para su trámite correspondiente.

ARTÍCULO 257. LIMITACIONES A LOS TRASLADOS DE PARTIDAS. Las solicitudes de traslados de saldos de las partidas de gastos deberán ajustarse a las siguientes normas:

1. Los saldos de las partidas de servicios básicos y de contribuciones a la Caja de Seguro Social solamente se podrán utilizar para reforzar objetos de gastos entre sí, o sea entre servicios básicos y entre contribuciones a la Caja de Seguro Social.
2. Los saldos de las partidas de gastos de funcionamiento podrán ser trasladados entre sí, con excepción de los saldos de las partidas de sueldos fijos, de cuotas a organismos internacionales, y del Servicio de la Deuda Pública, cuando corresponda a ahorros comprobados, los cuales serán verificados por el Ministerio de Economía y Finanzas.



3. Los saldos de las partidas de funcionamiento podrán reforzar proyectos de inversión; no obstante, las partidas de inversión no podrán trasladarse para reforzar partidas de funcionamiento.
4. Los saldos de las partidas de inversiones podrán trasladarse entre sí.
5. La cancelación o posposición de proyectos de inversión presupuestados en la vigencia podrán reforzar otros proyectos con partidas insuficientes o crear nuevos proyectos de inversión.
6. Se prohíbe trasladar saldos disponibles para reforzar las partidas del objeto del gasto codificadas en el grupo de Asignaciones Globales, con excepción de los Gastos del Servicio Exterior y de Emergencias Nacionales.

ARTÍCULO 258. CRÉDITOS ADICIONALES. Los créditos adicionales son los que aumentan el monto del Presupuesto General del Estado y se dividen en dos clases: extraordinarios y suplementarios. Los extraordinarios son los que se aprueban con el fin de atender causas imprevistas y urgentes, así como los gastos que demanden la creación de un servicio y/o proyecto no previsto en el Presupuesto. Los suplementarios son los destinados a proveer la insuficiencia en las partidas existentes en el Presupuesto.

ARTÍCULO 259. VIABILIDAD DE LOS CRÉDITOS ADICIONALES. Los créditos adicionales serán viables cuando exista un superávit o excedente real en el Presupuesto de Ingresos, cuando exista un ingreso que no haya sido incluido en el Presupuesto o cuando se cree uno nuevo.

Dichas solicitudes de créditos adicionales se tramitarán de acuerdo con los niveles de ejecución de los programas, las actividades y los proyectos, demostrados por las entidades solicitantes.

ARTÍCULO 260. PLAZOS PARA LOS CRÉDITOS ADICIONALES. Los créditos adicionales que se generen en las instituciones públicas se solicitarán al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, acompañados de una justificación que permita a este Ministerio realizar un análisis evaluativo de su viabilidad. En el caso de las entidades del Sector Descentralizado, se deberá incluir la resolución de aprobación de la respectiva Junta Directiva. Las solicitudes se podrán presentar, entre el 1 de marzo y el 30 de septiembre del año de la vigencia del Presupuesto, al Ministerio de Economía y Finanzas, y a la Comisión de Presupuesto de la Asamblea Nacional hasta el 15 de octubre, a fin de ser votadas por esta.



El Consejo Económico Nacional y el Consejo de Gabinete, según lo que corresponda, por solicitud expresa del Presidente de la República, están facultados para considerar créditos adicionales fuera de los periodos establecidos en este artículo, y la Comisión de Presupuesto de la Asamblea Nacional estará facultada para darles el trámite correspondiente.

ARTÍCULO 261. PROCEDIMIENTO DE LOS CRÉDITOS ADICIONALES. Las instituciones públicas presentarán las solicitudes de créditos adicionales al Ministerio de Economía y Finanzas, el cual elaborará el proyecto de resolución.

Cuando el proyecto de resolución recomendado no exceda un monto de tres millones de balboas (B/.3,000,000.00), será remitido al Consejo Económico Nacional para su aprobación y, posteriormente, junto con el informe sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, se someterá a la aprobación final de la Comisión de Presupuesto de la Asamblea Nacional. Cuando el proyecto de resolución recomendado exceda un monto de tres millones de balboas (B/.3,000,000.00), se remitirá al Consejo Económico Nacional para que emita su opinión favorable; posteriormente, junto con el informe favorable sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, será remitido para la aprobación del Consejo de Gabinete, que lo remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo.

La Contraloría General de la República deberá pronunciarse por escrito sobre la viabilidad financiera y la conveniencia, en un plazo no mayor de quince días hábiles, contado desde la fecha en que recibe la documentación enviada por el Ministerio de Economía y Finanzas.

ARTÍCULO 262. MODIFICACIONES PRESUPUESTARIAS ENTRE INSTITUCIONES. El Ministerio de Economía y Finanzas podrá tramitar modificaciones al Presupuesto General del Estado, a través de la Dirección de Presupuesto de la Nación, por medio de la reducción del monto de una o más instituciones, con el propósito de incrementar la asignación de otra u otras, mediante el procedimiento de traslado de partidas.

ARTÍCULO 263. GASTO TRIBUTARIO. Son las concesiones o exenciones (subsidios u otros) a una estructura tributaria que reducen la recaudación de ingresos del Gobierno.



El Ministerio de Economía y Finanzas registrará el gasto tributario a través de la Dirección Nacional de Contabilidad, la cual las coordinará con la Dirección General de Ingresos, las entidades ejecutoras de Gobierno Central que den reconocimiento a este tipo de gastos y la Contraloría General de la República.

ARTÍCULO 264. MODIFICACIÓN A LA ESTRUCTURA DE PUESTOS. Las modificaciones a la estructura de puestos que requieran las instituciones públicas, cuyos cargos se encuentran acreditados en la Carrera Administrativa, deberán ser solicitadas a la Dirección General de Carrera Administrativa, que las evaluará y recomendará, a partir del 15 de enero hasta el 15 de septiembre, posteriormente las remitirá al Ministerio de Economía y Finanzas para su evaluación y registro. Los cargos o las entidades que no están acreditadas en la Carrera Administrativa remitirán al Ministerio de Economía y Finanzas, a partir del 15 de enero hasta el 15 de septiembre, las solicitudes de modificaciones, a fin de eliminar posiciones vacantes, crear posiciones nuevas, modificar posiciones existentes y asignar dietas y sobresueldos debidamente autorizados. El Ministerio de Economía y Finanzas enviará a la Comisión de Presupuesto de la Asamblea Nacional la documentación correspondiente para su conocimiento.

El monto de los aumentos y de las creaciones establecidas en los cambios de la estructura de puestos solo podrá ser financiado mediante la disminución y eliminación de puestos.

Cuando la modificación a la estructura de puestos solicitada conlleva un traslado de partida, este podrá ser tramitado simultáneamente con la solicitud de modificación.

En el caso de las solicitudes que incluyan cargos bajo el régimen de Carrera Administrativa, deberán adjuntar la recomendación favorable de la Dirección General de Carrera Administrativa. El Ministerio de Economía y Finanzas determinará la forma en que dichas solicitudes serán presentadas mediante el procedimiento de resoluciones.

CAPÍTULO III
SEGUIMIENTO Y EVALUACIÓN DEL PRESUPUESTO

ARTÍCULO 265. SEGUIMIENTO Y EVALUACIÓN. Seguimiento es verificar si la ejecución del Presupuesto se está realizando de acuerdo con los planes, programas, proyectos y decisiones, así como identificar problemas y solucionarlos. Evaluación es



verificar si los resultados obtenidos y logros alcanzados han sido oportunos y a costos razonables, y reajustar los programas si es indispensable.

ARTÍCULO 266. PROCEDIMIENTO. El Ministerio de Economía y Finanzas realizará el seguimiento y la evaluación de los programas incluidos en el Presupuesto General del Estado para asegurar que su avance físico y financiero corresponda a lo previsto.

En caso de determinarse atraso en los calendarios de ejecución preparados por las propias instituciones ejecutoras, el Ministerio de Economía y Finanzas podrá retener los pagos, con base en las asignaciones mensuales establecidas, hasta que se solucionen los problemas que obstaculizan la ejecución del Presupuesto.

El Ministerio de Economía y Finanzas dará seguimiento a la ejecución financiera del Sector Público y, si en cualquier época del año considera fundadamente que el total de los ingresos disponibles pueda ser inferior al total de los gastos autorizados en el Presupuesto General del Estado, presentará un plan de contención del gasto público al Consejo de Gabinete para su aprobación y posterior comunicación a las instituciones públicas. Este plan también podrá ser aprobado mediante resolución ejecutiva, con el concepto favorable de la Comisión de Presupuesto de la Asamblea Nacional, para lo cual el Órgano Ejecutivo remitirá toda la documentación necesaria a dicha Comisión.

El Ministerio de Economía y Finanzas también podrá presentar al Órgano Ejecutivo un plan de reducción del gasto público, cuando en cualquier época del año los ingresos efectivamente recaudados sean inferiores a los presupuestados y no exista previsión para solventar tal condición. Este plan será sometido a la aprobación del Consejo de Gabinete y a la Comisión de Presupuesto de la Asamblea Nacional, para la correspondiente modificación del Presupuesto General del Estado.

PARÁGRAFO 1. Los ajustes por contención o reducción del gasto a los presupuestos del Órgano Legislativo, del Órgano Judicial, del Ministerio Público, del Tribunal Electoral, de la Defensoría del Pueblo y de la Contraloría General de la República no serán porcentualmente superiores en cada una de estas instituciones al ajuste del Presupuesto General del Estado, y afectarán los renglones que estas determinen, respetando los gastos de forzoso cumplimiento.



PARÁGRAFO 2. Desde el año fiscal en que se inicie un presupuesto de elecciones con miras a la realización de estas y hasta el año fiscal en que se celebren, el Tribunal Electoral queda exceptuado de la aplicación de esta norma restrictiva. Durante este periodo, el Tribunal Electoral tendrá siempre a su disposición las partidas que le hubieran sido aprobadas en el Presupuesto General del Estado.

ARTÍCULO 267. PLAZOS E INFORMES. Las instituciones públicas remitirán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que muestre la ejecución presupuestaria con todos los detalles que sean solicitados, especialmente la información referente a sus ingresos, gastos, inversiones, deuda pública, flujo de caja, gestión administrativa, indicadores de gestión, logros programáticos y volúmenes de trabajo. En adición y dentro de los primeros diez días del vencimiento de cada trimestre, presentarán a estas instituciones una copia de sus estados financieros.

Con base en lo anterior, el Ministerio de Economía y Finanzas, junto con la Contraloría General de la República, presentará a la Presidencia de la República y a la Comisión de Presupuesto de la Asamblea Nacional un informe trimestral analítico consolidado sobre la Ejecución Presupuestaria del Sector Público dentro de los cuarenta y cinco días siguientes a la terminación del trimestre correspondiente. El Ministerio de Economía y Finanzas presentará el Informe Trimestral de Ejecución Física y Financiera de las Inversiones del Sector Público, que incluye las inversiones financiadas por el Fondo Fiduciario para el Desarrollo. La ejecución presupuestaria de los egresos o gastos deberá reflejar los compromisos registrados en la contabilidad presupuestaria a la fecha de presentación del informe, ajustados los gastos contingentes que se hayan comprometido.

La Contraloría General de la República presentará al Órgano Ejecutivo y al Órgano Legislativo un informe trimestral sobre el estado financiero de la Administración Pública, sin perjuicio de hacerlo con mayor frecuencia cuando las circunstancias lo ameriten o cuando le sea requerido por cualquiera de estos. Por su parte, el Ministerio de Economía y Finanzas presentará trimestralmente a la Comisión de Presupuesto un informe sobre el Estado de la Deuda Pública y su servicio. Estos informes se presentarán dentro de los cuarenta y cinco días siguientes a la terminación del siguiente trimestre.

ARTÍCULO 268. REASIGNACIÓN DE PARTIDAS PRESUPUESTARIAS. Con la finalidad de dar seguimiento a la ejecución de las partidas presupuestarias consignadas en



el presupuesto mensualizado, el Ministerio de Economía y Finanzas evaluará dicha ejecución y determinará la reasignación de partidas presupuestarias al Presupuesto General del Estado, a través de traslados de partidas presupuestarias, con el propósito de fortalecer prioridades en programas, proyectos y/o actividades con insuficiencias o con falta de asignación presupuestaria en otras entidades o programas.

CAPÍTULO IV
CIERRE Y LIQUIDACIÓN DEL PRESUPUESTO

ARTÍCULO 269. CIERRE PRESUPUESTARIO. Cierre es la finalización de la vigencia presupuestaria anual después de la cual no se registra recaudación de ingresos ni se realiza compromiso de gastos con cargo al Presupuesto clausurado. El cierre se realizará el 31 de diciembre del 2011.

El Ministerio de Economía y Finanzas presentará el informe de cierre a la Comisión de Presupuesto de la Asamblea Nacional para analizar el cumplimiento en la ejecución del Presupuesto General del Estado, a más tardar dentro de los sesenta días siguientes al cierre fiscal.

ARTÍCULO 270. RESERVA DE CAJA. Con el propósito de facilitar el cierre del Presupuesto, las instituciones públicas deberán solicitar al Ministerio de Economía y Finanzas reservas de caja de los compromisos devengados existentes al 31 de diciembre, estos deben ser pagados a más tardar el último día laborable del mes de abril del siguiente año.

Para el caso de proyectos o cuentas que cubren más de una vigencia, las instituciones deberán incluir en las solicitudes de reserva solamente los compromisos a pagar durante el año de la vigencia presupuestaria.

ARTÍCULO 271. LIQUIDACIÓN PRESUPUESTARIA. Liquidación es el conocimiento de los resultados de la ejecución presupuestaria de la situación financiera del Sector Público. La liquidación del Presupuesto del 2011 se realizará hasta el 30 de abril del año 2012.

Corresponde al Ministerio de Economía y Finanzas, coordinadamente con la Contraloría General de la República, realizar la liquidación del Presupuesto General del Estado, con

base en los informes presentados por las entidades públicas y en la información proporcionada por la contabilidad gubernamental.

ARTÍCULO 272. SALDO EN CAJA LIBRE. El saldo en caja libre es la disponibilidad financiera de recursos menos las reservas de caja autorizadas por el Ministerio de Economía y Finanzas.

CAPÍTULO V
DISPOSICIONES VARIAS

ARTÍCULO 273. PRESENTACIÓN DE ANTEPROYECTO DE PRESUPUESTO. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas su anteproyecto de presupuesto para cada vigencia fiscal, a más tardar el 30 de abril de cada año. A las entidades que no cumplan con esta disposición, se les tomará como anteproyecto la cifra preliminar que presenta el Ministerio de Economía y Finanzas a través de la Dirección de Presupuesto de la Nación.

El anteproyecto de presupuesto deberá incluir los indicadores de gestión, los objetivos y metas programáticas vinculadas con los recursos, así como las proyecciones de ingresos y gastos de funcionamiento e inversión, a mediano plazo, para un periodo no menor de tres años adicionales.

ARTÍCULO 274. MODIFICACIÓN A LA ESTRUCTURA PROGRAMÁTICA. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas, a partir del 1 de febrero hasta el 30 de abril, modificaciones a su estructura programática, a través de la Dirección de Presupuesto de la Nación, que las evaluará y recomendará.

ARTÍCULO 275. TRASLADOS DE FUNCIONARIOS ENTRE ENTIDADES DEL ESTADO. Del 15 de enero hasta el 30 de junio y previa consulta a la Dirección General de Carrera Administrativa, el servidor público nombrado para prestar servicios en una entidad del Estado, que es requerido por otra, podrá ser transferido a esta última mediante la solicitud formulada al Ministerio de Economía y Finanzas por la institución interesada, la aceptación de la institución que hizo el nombramiento y el consentimiento del funcionario afectado. El Ministerio de Economía y Finanzas preparará la resolución ejecutiva correspondiente con el detalle de las afectaciones presupuestarias y, una vez aprobada, comunicará la acción a las entidades involucradas y a la Contraloría General de



la República. La ejecución de esta decisión requerirá únicamente de la aprobación del Presidente de la República y del acta de inicio de labores correspondiente.

ARTÍCULO 276. AUTORIZACIÓN PARA DESCUENTOS MENSUALES DE LAS CUENTAS CORRIENTES DE LAS INSTITUCIONES. Se autoriza al Ministerio de Economía y Finanzas, a través de la Dirección General de Tesorería, para que instruya al Banco Nacional de Panamá a descontar mensualmente, de las cuentas corrientes de las instituciones públicas, las sumas de dinero correspondientes a su cuenta de consumo de servicios básicos (agua, teléfono, aseo y energía eléctrica), contribuciones a la seguridad social y aportes al Gobierno Central.

Se incluyen en esta disposición las transferencias o aportes a favor de instituciones públicas, consignadas en los presupuestos de las instituciones receptoras como parte de sus ingresos, así como las establecidas por leyes especiales.

ARTÍCULO 277. COMPENSACIÓN DE CRÉDITOS Y DÉBITOS ENTRE INSTITUCIONES PÚBLICAS. Se autoriza la compensación de créditos a favor y deudas a cargo del Gobierno Central, entre este y las entidades del Sector Descentralizado, y de estas entre sí. La autorización para la compensación en referencia estará a cargo del Órgano Ejecutivo a través del Consejo de Gabinete. Para hacer efectiva esta disposición, deberá cumplirse con los mecanismos presupuestarios correspondientes.

A los efectos de cumplir con los trámites de compensación antes señalados, el Ministerio de Economía y Finanzas, junto con las entidades afectadas, acordará el procedimiento apropiado para los ajustes y registros necesarios. Este procedimiento deberá ser notificado a la Contraloría General de la República y a la Comisión de Presupuesto.

ARTÍCULO 278. INFORME SOBRE POLÍTICAS Y SISTEMA SALARIAL. Con el propósito de conformar una base de datos central del sistema presupuestario y salarial, las instituciones públicas deberán remitir mensualmente al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional copias de sus respectivos sistemas de planilla con la siguiente información:

1. Datos básicos individuales de cada funcionario.
2. Clase ocupacional a la que pertenece el funcionario.
3. Carrera y régimen al que pertenece.
4. Unidad organizativa a la que pertenece.
5. Clasificación presupuestaria programática del cargo.



6. Conceptos e importes pagados según la planilla.

PARÁGRAFO. La Dirección General de Carrera Administrativa tendrá acceso a esta información. Se faculta al Ministerio de Economía y Finanzas para que establezca los procedimientos necesarios a efecto de cumplir con esta disposición.

ARTÍCULO 279. MANUAL DE ORGANIZACIÓN Y DE CLASES OCUPACIONALES. Las instituciones del Sector Público deberán actualizar sus respectivos manuales institucionales de organización y de clases ocupacionales, según la metodología adoptada por el Ministerio de Economía y Finanzas y la Dirección General de Carrera Administrativa, en lo que corresponde al Manual de Clases Ocupacionales.

La actualización de ambos manuales será adoptada para la elaboración de los subsiguientes presupuestos.

ARTÍCULO 280. BONIFICACIÓN POR ANTIGÜEDAD A LOS SERVIDORES PÚBLICOS DE CARRERA ADMINISTRATIVA Y DE CARRERA DEL SERVICIO LEGISLATIVO. La bonificación por antigüedad se calcula tomando en cuenta los años laborados, desde la adquisición del estatus de servidor público de Carrera Administrativa o de Carrera del Servicio Legislativo al último sueldo devengado, cuyo derecho se adquiere por renuncia, jubilación o reducción de fuerza.

El servidor público, al completar diez años de servicio, tendrá derecho a cuatro meses de sueldo por bonificación; al completar quince años de servicio, tendrá derecho a seis meses de sueldo por bonificación; al completar veinte años de servicio, tendrá derecho a ocho meses de sueldo por bonificación, y al completar veinticinco años de servicio, tendrá derecho a diez meses de sueldo por bonificación.

Para tales efectos, las instituciones incorporadas al Régimen de Carrera Administrativa deben establecer las reservas correspondientes en cada anteproyecto de presupuesto.

En caso de fallecimiento del servidor público, se le concederá seis meses de sueldo al beneficiario previamente designado o, en su defecto, a sus herederos.

ARTÍCULO 281. MODIFICACIÓN A LA ESTRUCTURA ORGANIZATIVA. Las instituciones del Sector Público podrán solicitar, al Ministerio de Economía y Finanzas,



modificaciones a su estructura organizativa, a través de la Dirección de Desarrollo Institucional del Estado, que la evaluará y autorizará.

ARTÍCULO 282. CONTROL PREVIO. Para los efectos de esta Ley, se entiende por Control Previo la fiscalización y el análisis de las actuaciones administrativas que afectan o puedan afectar un patrimonio público, antes de que tal afectación se produzca, a fin de lograr que se realicen con corrección y dentro de los marcos legales. Para tal fin, la Contraloría General de la República, a través del funcionario que la represente, consignará su conformidad con acto de manejo mediante su refrendo, una vez se compruebe que cumple con los requisitos legales necesarios. Por el contrario, cuando medien razones jurídicas objetivas que ameriten la oposición de la Contraloría a que el acto se emita, el representante de dicha institución improbará el acto por escrito e indicará al funcionario u organismo encargado de emitirlo las razones en que se funda tal improbación. El refrendo a que se refiere este artículo puede hacerse vía electrónica.

El Control Objetivo o Previo se limitará a la verificación de la partida de gasto autorizada por la Ley de Presupuesto General del Estado y las normas legales aplicables. Este control se aplicará en los contratos y actos públicos, de conformidad con la legislación correspondiente.

ARTÍCULO 283. INVERSIONES SOCIALES A TRAVÉS DEL PROGRAMA DE DINAMIZACIÓN. Las inversiones públicas podrán ejecutarse a través del Programa de Dinamización de Inversiones para aplicar las normas del Convenio con el Programa de las Naciones Unidas para el Desarrollo (PNUD) o cualesquiera otros programas que autorice el Órgano Ejecutivo.

ARTÍCULO 284. CONTRATACIONES QUE CELEBRE EL PROGRAMA DE AYUDA NACIONAL- PAN. Los contratos que celebre el Programa de Ayuda Nacional- PAN estarán exceptuados de la aplicación de la Ley 22 de 2006 hasta el 31 de diciembre de 2011.

ARTÍCULO 285. SALDO DE VIGENCIA DE SEGURO EDUCATIVO. La Contraloría General de la República, según lo establecido en la Ley 49 de 2002, que modifica artículos del Decreto de Gabinete 168 de 1971, sobre el Seguro Educativo, modificado por las leyes 13 y 16 de 1987, deberá certificar, a más tardar el 15 de enero del año 2011, sobre el excedente del Seguro Educativo existente, al Ministerio de Economía y



Finanzas y al Ministerio de Educación, para que puedan proceder a incluir dichas sumas en el presupuesto y para los fines propuestos por la Ley 49 de 2002.

ARTÍCULO 286. AFECTACIONES PRESUPUESTARIAS. Todas las afectaciones presupuestarias que realicen las instituciones públicas deberán ser imputadas a los objetos de gastos establecidos en el Manual de Clasificaciones Presupuestarias del Gasto Público, autorizado por el Ministerio de Economía y Finanzas.

ARTÍCULO 287. APLICACIÓN DE LAS NORMAS. Se autoriza al Ministerio de Economía y Finanzas y a la Contraloría General de la República para que, mediante instructivos, circulares y cualquiera otra forma de comunicación que estimen apropiada, instruyan a las instituciones públicas sobre la correcta aplicación de estas Normas Generales de Administración Presupuestaria. Dichas comunicaciones serán remitidas igualmente a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

ARTÍCULO 288. VIGENCIA. Esta Ley comenzará a regir desde el 1 de enero del 2011.

COMUNÍQUESE Y CÚMPLASE.

Proyecto 185 de 2010 aprobado en tercer debate, en el Palacio Justo Arosemena, ciudad de Panamá, a los días 21 del mes de octubre del año dos mil diez.

El Presidente,



José Muñoz Molina

El Secretario General,



Wigberto E. Quintero G.



ÓRGANO EJECUTIVO NACIONAL. PRESIDENCIA DE LA REPÚBLICA.

PANAMÁ, REPÚBLICA DE PANAMÁ, DE 2 DE noviembre DE 2010.



RICARDO MARTINELLI BERROCAL
Presidente de la República



ALBERTO VALLARINO CLÉMENT
Ministro de Economía y Finanzas


SEC MAIL PROCESSING
RECEIVED
OCT - 3 2011
WASH, D.C.
191
SECTION

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

OMB APPROVAL
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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Panama
Exact name of registrant as specified in charter

0000076027
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2010
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-07558
SEC file number, if available

S-__________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-__________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2010
Report period (if applicable)

____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Panama City, Republic of Panama, on the___day of September, 2011.

REPUBLIC OF PANAMA

By: [signature]
Mahesh C. Khemlani
Vice Minister of Finance of the Republic of Panama

Exhibit begins on page 4 of 136

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Panama's Annual Report on Form 18-K for the year ended December 31, 2010 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the 2011 Annual Budget of the Republic of Panama (in Spanish).

EXHIBIT C

REPÚBLICA DE PANAMÁ
ASAMBLEA NACIONAL
LEGISPAN
LEGISLACIÓN DE LA REPÚBLICA DE PANAMÁ

Tipo de Norma: LEY

Número: 75 *Referencia:*

Año: 2010 *Fecha(dd-mm-aaaa):* 02-11-2010

Titulo: QUE DICTA EL PRESUPUESTO GENERAL DEL ESTADO PARA LA VIGENCIA FISCAL DE 2011.

Dictada por: ASAMBLEA NACIONAL

Gaceta Oficial: 26655-A *Publicada el:* 02-11-2010

Rama del Derecho: DER. FINANCIERO

Palabras Claves: Presupuesto, Código Fiscal, Finanzas públicas

Páginas: 130 *Tamaño en Mb:* 5.045

Rollo: 578 *Posición:* 172

LEY 75

De 2 de noviembre de 2010

Que dicta el Presupuesto General del Estado para la vigencia fiscal de 2011

LA ASAMBLEA NACIONAL

DECRETA:

TÍTULO I

RESUMEN DEL PRESUPUESTO GENERAL DEL ESTADO

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS DEL PRESUPUESTO GENERAL DEL ESTADO

ARTÍCULO 1. Apruébase el Presupuesto General del Estado para la vigencia fiscal de 2011 cuyo resumen por grupos institucionales e ingresos y gastos se expresan a continuación en Balboas:

GRUPOS INSTITUCIONALES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
0. GOBIERNO CENTRAL	5,750,634,675	1,665,247,429	7,415,882,104	4,170,486,982	3,245,395,122	7,415,882,104
1. INSTITUCIONES DESCENTRALIZADAS	3,044,878,100	839,815,600	3,884,693,700	2,658,754,550	1,225,939,150	3,884,693,700
2. EMPRESAS PÚBLICAS	833,772,800	191,141,600	1,024,914,400	725,600,300	299,314,100	1,024,914,400
3. INTERMEDIARIOS FINANCIEROS	462,605,800	1,597,042,900	2,059,648,700	393,586,300	1,666,062,400	2,059,648,700
TOTAL	10,091,891,375	4,293,247,529	14,385,138,904	7,948,428,132	6,436,710,772	14,385,138,904
MENOS TRANSFERENCIAS INTER INSTITUCIONALES	991,704,600	384,135,100	1,375,839,700	991,704,600	384,135,100	1,375,839,700
TOTAL PRESUPUESTO GENERAL DEL ESTADO	9,100,186,775	3,909,112,429	13,009,299,204	6,956,723,532	6,052,575,672	13,009,299,204



ARTÍCULO 2. Apruébase los gastos corrientes del Presupuesto General del Estado para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas :

GRUPOS INSTITUCIONALES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	APORTE AL FISCO	INTERESES DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	2,045,270,898	641,891,700	702,703,500	0	780,620,884	4,170,486,982
1. INSTITUCIONES DESCENTRALIZADAS	1,378,398,764	1,254,534,986	0	25,800,800	20,000	2,658,754,550
2. EMPRESAS PÚBLICAS	387,812,900	64,793,100	6,600,000	252,602,900	13,791,400	725,600,300
3. INTERMEDIARIOS FINANCIEROS	288,328,700	98,453,700	0	0	6,803,900	393,586,300
TOTAL	4,099,811,262	2,059,673,486	709,303,500	278,403,700	801,236,184	7,948,428,132

ARTÍCULO 3. Apruébase los gastos de capital del Presupuesto General del Estado para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	2,284,314,330	11,035,163	371,026,100	579,019.529	3.245.395.122
1. INSTITUCIONES DESCENTRALIZADAS	1,212,036,900	11,382,250	0	2,520,000	1,225,939,150
2. EMPRESAS PÚBLICAS	275,239,400	2,568,300	0	21,506,400	299,314,100
3. INTERMEDIARIOS FINANCIEROS	1,637,700,000	15,332,600	0	13,029,800	1,666,062,400
TOTAL	5,409,290,630	40,318,313	371,026,100	616,075,729	6,436,710,772

CAPÍTULO II
POLITÍCA SECTORIAL DEL GASTO PÚBLICO Y ASIGNACIÓN DE RECURSOS

ARTÍCULO 4. La administración de los gastos corrientes y gastos de capital se ejecutará de acuerdo a la siguiente politica sectorial y asignacion de recursos en Balboas:

SECTORES	ASIGNACIÓN DE RECURSOS	PORCENTAJE (%)
DESARROLLO DE LOS SERVICIOS SOCIALES	5,982,843,191	45.99
DESARROLLO DE LA INFRAESTRUCTURA	1,067,446,000	8.21
DESARROLLO Y FOMENTO DE LA PRODUCCIÓN	2,869,928,600	22.06
SERVICIOS GENERALES	1,688,875,900	12.98
SERVICIO DE LA DEUDA PÚBLICA	1,400,205,513	10.76
TOTAL	13,009,299,204	100.00



CAPÍTULO III

PRESUPUESTO DEL SECTOR PÚBLICO NO FINANCIERO

ARTÍCULO 5. Apruébase el Presupuesto del Sector Público No Financiero (SPNF) para la vigencia fiscal de 2011 cuyo resumen de ingresos y gastos se expresan a continuación en Balboas :

DETALLE	TOTAL
INGRESOS TOTALES	**8,801,232,975**
INGRESOS CORRIENTES	8,544,532,475
RECURSOS DEL PATRIMONIO	219,189,100
DONACIONES	37,511,400
GASTOS CORRIENTES	**6,633,978,245**
SERVICIOS PERSONALES	2,576,596,749
SERVICIOS NO PERSONALES	645,576,283
MATERIALES Y SUMINISTROS	547,584,929
MAQUINARIA Y EQUIPO	23,712,113
INVERSIÓN FINANCIERA	2,620,000
TRANSFERENCIAS CORRIENTES	1,964,144,886
ASIGNACIONES GLOBALES	17,697,100
SEGURO EDUCATIVO	61,655,601
INTERESES DE LA DEUDA	794,390,584
INTERNA	76,165,058
EXTERNA	718,225,526
SUPERÁVIT/DEFICIT CORRIENTE	**1,910,554,230**
INVERSIÓN	**2,593,187,730**
CORRIENTE	2,593,187,730
BALANCE	**-425,933,000**
FINANCIAMIENTO	**425,933,000**
INTERNO NETO	-601,140,130
CRÉDITO INTERNO	46,957,300
SALDO EN CAJA	36,906,000
USO RESERVA	497,512,000
INVERSIÓN FINANCIERA	-1,095,457,500
AMORTIZACIÓN	-87,057,930
EXTERNO NETO	1,027,073,130
CRÉDITO EXTERNO	1,542,820,529
AMORTIZACIÓN	-515,747,399



TÍTULO II

PRESUPUESTO DEL GOBIERNO CENTRAL

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS

ARTÍCULO 6. Apruébase el Presupuesto del Gobierno Central para la vigencia fiscal de 2011 cuyo resumen de ingresos y de gastos se expresan a continuación en Balboas:

INGRESOS		GASTOS	
TOTAL	7,415,882,104	TOTAL	7,415,882,104
1. INGRESOS CORRIENTES	5,750,634,675	1. GASTOS CORRIENTES	4,170,486,982
1.1. INGRESOS TRIBUTARIOS	3,923,069,498	1.1. GASTOS DE OPERACION	2,045,270,898
1.1.1. IMPUESTOS DIRECTOS	1,989,892,498		
1.1.2. IMPUESTOS INDIRECTOS	1,933,177,000	1.2. TRANSFERENCIAS CORRIENTES Y SUBSIDIOS	1,344,595,200
		TRANSFERENCIAS CORRIENTES	641,891,700
1.2. INGRESOS NO TRIBUTARIOS	1,688,567,777	TRANSFERENCIAS PROPIAS	432,368,900
1.2.1. RENTA DE ACTIVOS	23,973,000	TRANSFERENCIAS C.S.S.	209,522,800
1.2.2. PART. EN UTILIDADES EMPRESAS	765,933,300	SUBSIDIOS	702,703,500
1.2.3. TRANSFERENCIAS CORRIENTES	6,432,465	1.3. INTERESES DE LA DEUDA PÚBLICA	780,620,884
1.2.4. TASAS Y DERECHOS	573,283,000		
1.2.5. CONTRIBUCIÓN DE MEJORAS	4,397,800		
1.2.6. INGRESOS VARIOS	36,144,512		
1.2.7. APORTE AL FISCO	278,403,700		
1.3. OTROS INGRESOS CORRIENTES	98,997,400		
1.3.2. INTERESES Y COMISIONES GANADOS	98,997,400		
1.4. SALDO EN CAJA Y EN BANCO			
1.4.2. DISPONIBLE LIBRE EN BANCO			
1.5. INGRESO DE GESTIÓN	40,000,000		
2. INGRESOS DE CAPITAL	1,665,247,429	2. GASTOS DE CAPITAL	3,245,395,122
2.1. RECURSOS DEL PATRIMONIO	114,841,200	(Maquinaria y Equipo e Inversion Financiera)	2,284,314,330
2.1.1. VENTA DE ACTIVOS	100,000,000	2.2. OTROS GASTOS DE CAPITAL	11,035,163
2.1.3. RECUPERACIÓN DE PRÉSTAMOS	14,609,000	2.3. TRANSFERENCIAS DE CAPITAL	371,026,100
2.1.4. RECUPERACIÓN DE COLOCACIONES	232,200	2.4. AMORTIZACION DE LA DEUDA PÚBLICA	579,019,529
2.2. RECURSOS DEL CRÉDITO	1,523,440,329		
2.2.1. CRÉDITO INTERNO	4,000,000		
2.2.2. CRÉDITO EXTERNO	1,519,440,329		
2.3. OTROS INGRESOS DE CAPITAL	19,935,600		
2.3.2. TRANSFERENCIA DE CAPITAL	19,935,600		
2.4. SALDO EN CAJA Y BANCO	7,030,300		
2.4.2. DISPONIBLE LIBRE EN BANCO	7,030,300		



ARTÍCULO 7. Apruébase los gastos corrientes del Presupuesto del Gobierno Central para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES				
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	2,045,270,898	641,891,700	702,703,500	780,620,884	4,170,486,982
ASAMBLEA NACIONAL	56,503,700	1,384,000	0	0	57,887,700
CONTRALORÍA GENERAL DE LA REPÚBLICA	81,114,400	138,700	0	0	81,253,100
MINISTERIO DE LA PRESIDENCIA	65,729,200	9,510,000	7,147,200	0	82,386,400
MINISTERIO DE RELACIONES EXTERIORES	44,571,700	2,257,300	0	0	46,829,000
MINISTERIO DE EDUCACIÓN	640,677,101	26,398,600	274,047,700	0	941,123,401
MINISTERIO DE COMERCIO E INDUSTRIAS	20,331,637	3,360,900	18,913,300	0	42,605,837
MINISTERIO DE OBRAS PÚBLICAS	31,926,500	75,500	0	0	32,002,000
MINISTERIO DE DESARROLLO AGROPECUARIO	33,342,300	1,316,300	19,216,500	0	53,875,100
MINISTERIO DE SALUD	335,265,300	219,711,100	295,528,500	0	850,504,900
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	23,816,200	460,700	0	0	24,276,900
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	19,191,300	160,200	1,125,000	0	20,476,500
MINISTERIO DE ECONOMÍA Y FINANZAS	77,119,000	298,343,600	71,702,100	0	447,164,700
MINISTERIO DE GOBIERNO	59,168,360	27,989,400	6,000,000	0	93,157,760
MINISTERIO DE SEGURIDAD PÚBLICA	368,505,400	41,749,200	0	0	410,254,600
MINISTERIO DE DESARROLLO SOCIAL	15,602,400	3,557,200	9,023,200	0	28,182,800
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	2,044,000	3,500	0	0	2,047,500
ÓRGANO JUDICIAL	65,864,800	409,500	0	0	66,274,300
PROCURADURÍA GENERAL DE LA NACIÓN	52,891,400	442,100	0	0	53,333,500
PROCURADURÍA DE LA ADMINISTRACIÓN	3,060,000	150,800	0	0	3,210,800
TRIBUNAL ELECTORAL	23,745,700	4,274,300	0	0	28,020,000
FISCALÍA GENERAL ELECTORAL	3,283,900	0	0	0	3,283,900
OTROS GASTOS DE LA ADMINISTRACIÓN	13,288,700	51,800	0	0	13,340,500
TRIBUNAL DE CUENTAS	2,570,200	51,500	0	0	2,621,700
FISCALÍA DE CUENTAS	2,115,300	19,300	0	0	2,134,600
DEFENSORÍA DEL PUEBLO	3,542,400	76,200	0	0	3,618,600
DEUDA PÚBLICA	0	0	0	780,620,884	780,620,884



ARTÍCULO 8. Apruébase los gastos de capital del Presupuesto del Gobierno Central para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	**2,284,314,330**	**11,035,163**	**371,026,100**	**579,019,529**	**3,245,395,122**
ASAMBLEA NACIONAL	9,053,000	0	0	0	9,053,000
CONTRALORÍA GENERAL DE LA REPÚBLICA	7,358,400	0	0	0	7,358,400
MINISTERIO DE LA PRESIDENCIA	539,627,200	0	55,658,900	0	595,286,100
MINISTERIO DE RELACIONES EXTERIORES	3,011,200	0	0	0	3,011,200
MINISTERIO DE EDUCACIÓN	129,098,999	0	116,298,800	0	245,397,799
MINISTERIO DE COMERCIO E INDUSTRIAS	18,948,900	1,677,263	29,895,500	0	50,521,663
MINISTERIO DE OBRAS PÚBLICAS	619,755,100	266,600	0	0	620,021,700
MINISTERIO DE DESARROLLO AGROPECUARIO	43,903,100	1,000	9,509,800	0	53,413,900
MINISTERIO DE SALUD	174,394,000	0	53,984,000	0	228,378,000
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	25,789,000	0	50,000,000	0	75,789,000
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	111,125,600	15,700	0	0	111,141,300
MINISTERIO DE ECONOMÍA Y FINANZAS	275,577,991	456,300	10,614,600	0	286,648,891
MINISTERIO DE GOBIERNO	49,509,040	0	40,115,000	0	89,624,040
MINISTERIO DE SEGURIDAD PÚBLICA	73,574,100	6,591,900	0	0	80,166,000
MINISTERIO DE DESARROLLO SOCIAL	161,373,200	5,500	4,949,500	0	166,328,200
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	0	307,000	0	0	307,000
ÓRGANO JUDICIAL	16,683,700	1,425,900	0	0	18,109,600
PROCURADURÍA GENERAL DE LA NACIÓN	18,643,900	0	0	0	18,643,900
PROCURADURÍA DE LA ADMINISTRACIÓN	1,482,300	0	0	0	1,482,300
TRIBUNAL ELECTORAL	4,397,000	0	0	0	4,397,000
FISCALÍA GENERAL ELECTORAL	0	0	0	0	0
OTROS GASTOS DE LA ADMINISTRACIÓN	0	199,800	0	0	199,800
TRIBUNAL DE CUENTAS	355,500	0	0	0	355,500
FISCALÍA DE CUENTAS	483,100	0	0	0	483,100
DEFENSORÍA DEL PUEBLO	170,000	88,200	0	0	258,200
DEUDA PÚBLICA	0	0	0	579,019,529	579,019,529



CAPÍTULO II
PRESUPUESTO DE INGRESOS

ARTÍCULO 9. Apruébase el presupuesto de ingresos del Gobierno Central para la vigencia fiscal de 2011 por un monto de B/.7,415,882,104 de acuerdo con el siguiente detalle:

CODIGO	DETALLE	ASIGNADO
0.55.0.0.0.0.00	GOBIERNO CENTRAL	7,415,882,104
0.55.1.0.0.0.00	INGRESOS CORRIENTES	5,750,634,675
0.55.1.1.0.0.00	INGRESOS TRIBUTARIOS	3,923,069,498
0.55.1.1.1.0.00	IMPUESTOS DIRECTOS	1,989,892,498
0.55.1.1.1.1.00	SOBRE LA RENTA	1,655,491,030
0.55.1.1.1.1.01	PERSONA NATURAL	42,620,000
0.55.1.1.1.1.02	PERSONA JURÍDICA	812,232,930
0.55.1.1.1.1.03	PLANILLA	426,597,100
0.55.1.1.1.1.04	DIVIDENDOS	84,591,000
0.55.1.1.1.1.05	COMPLEMENTARIO	82,400,000
0.55.1.1.1.1.06	AUTORIDAD DEL CANAL	61,980,000
0.55.1.1.1.1.07	ZONA LIBRE DE COLÓN	31,900,000
0.55.1.1.1.1.09	TRANSFERENCIAS DE BIENES INMUEBLES	40,375,000
0.55.1.1.1.1.10	GANANCIA POR ENAJENACION - VALORES	29,775,000
0.55.1.1.1.1.11	GANANCIA POR ENAJENACION - BIENES INMUEBLES	43,020,000
0.55.1.1.1.2.00	SOBRE LA PROPIEDAD Y PATRIMONIO	269,225,000
0.55.1.1.1.2.01	INMUEBLES	166,265,000
0.55.1.1.1.2.02	AVISOS DE OPERACION DE EMPRESAS	102,960,000
0.55.1.1.1.4.00	SEGURO EDUCATIVO	65,176,468
0.55.1.1.1.4.99	SEGURO EDUCATIVO	65,176,468
0.55.1.1.2.0.00	IMPUESTOS INDIRECTOS	1,933,177,000
0.55.1.1.2.1.00	TRANS. DE BIENES MUEBLES Y SERV. (ITBMS)	968,725,000
0.55.1.1.2.1.01	IMPORTACIÓN	377,900,000
0.55.1.1.2.1.02	DECLARACIÓN-VENTAS	590,825,000
0.55.1.1.2.2.00	IMPORTACIÓN	453,000,000
0.55.1.1.2.2.01	TABACO Y SUS MANUFACTURAS	50,000
0.55.1.1.2.2.02	LICORES EN GENERAL Y TIMBRES	2,400,000
0.55.1.1.2.2.03	INSTRUM. CIENTIF. DE MEDICIÓN Y CONTROL	2,000,000
0.55.1.1.2.2.04	COMESTIBLES O. ANIM. Y VEG.	10,400,000
0.55.1.1.2.2.05	GRASAS Y ACEITES ANIMALES Y VEGETALES	300,000
0.55.1.1.2.2.06	MAQUINARIA INDUSTRIAL Y AGRÍCOLA	8,800,000
0.55.1.1.2.2.07	MAQUINARIA DE ESCRIBIR Y CALCULADORAS	2,400,000
0.55.1.1.2.2.08	RADIOS, FONÓGRAFOS Y ACCESORIOS	5,600,000
0.55.1.1.2.2.09	REFRIGERADORAS Y ACCESORIOS	2,400,000
0.55.1.1.2.2.10	AUTOS ACCESORIOS Y LLANTAS	25,600,000
0.55.1.1.2.2.11	ACEITE Y GRASAS Y MINERALES	100,000



0.55.1.1.2.2.12	ARTÍCULOS DE CAUCHO	3,200,000
0.55.1.1.2.2.13	MUEBLES DE MADERA Y METAL	2,000,000
0.55.1.1.2.2.14	PRODUCTOS QUÍMICOS	10,400,000
0.55.1.1.2.2.15	METALES EN GENERAL	4,400,000
0.55.1.1.2.2.16	MADERAS EN GENERAL	1,500,000
0.55.1.1.2.2.17	JUGUETES, JUEGOS Y ARTS. PARA RECREACIÓN	1,500,000
0.55.1.1.2.2.18	FERRETERÍA Y ACCESORIOS ELÉCTRICOS	5,600,000
0.55.1.1.2.2.19	PINTURA, TINTA Y COLORANTES	500,000
0.55.1.1.2.2.20	ART. HECHOS EN MATERIALES PLÁSTICOS	2,200,000
0.55.1.1.2.2.21	ARTÍCULOS DE ALGODÓN	300,000
0.55.1.1.2.2.22	TEJIDOS EN GENERAL EXCEPTO DE ALGODÓN	1,500,000
0.55.1.1.2.2.23	CALZADOS EN GENERAL	2,000,000
0.55.1.1.2.2.24	VESTIDOS EN GENERAL	7,000,000
0.55.1.1.2.2.25	PAPELERÍA Y ÚTILES DE ESCRITORIO	3,200,000
0.55.1.1.2.2.26	ART. DE VIAJES BOLSAS-MANO	700,000
0.55.1.1.2.2.27	LOZA Y CRISTALERÍAS	800,000
0.55.1.1.2.2.28	COMBUSTIBLES	800,000
0.55.1.1.2.2.29	ARTÍCULOS NO ESPECIFICADOS	343,850,000
0.55.1.1.2.2.30	GRAVAMEN ADICIONAL A LA IMPORTACIÓN	200,000
0.55.1.1.2.2.35	OTROS GRAVÁMENES	1,300,000
0.55.1.1.2.4.00	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	449,254,000
0.55.1.1.2.4.01	PRIMA DE SEGUROS	48,300,000
0.55.1.1.2.4.02	CONSUMO DE COMBUSTIBLE Y DERIV. DE PETRÓLEO	189,900,000
0.55.1.1.2.4.05	CONSUMO DE CERVEZA	36,059,000
0.55.1.1.2.4.06	CONSUMO DE LICORES	16,552,000
0.55.1.1.2.4.08	VENTA DE GASEOSAS	8,200,000
0.55.1.1.2.4.09	CONSUMO VARIOS	35,743,000
0.55.1.1.2.4.10	JOYAS Y ARMAS DE FUEGO	500,000
0.55.1.1.2.4.11	TELEVISIÓN, CABLE, MICROONDA, TEL. CELULAR	30,000,000
0.55.1.1.2.4.12	JUEGOS DE SUERTE Y AZAR	1,000,000
0.55.1.1.2.4.13	CIGARRILLO IMPORTADO	33,000,000
0.55.1.1.2.4.14	CONSUMO SELECTIVO AUTOMOVILES	50,000,000
0.55.1.1.2.7.00	SOBRE ACTOS JURÍDICOS	40,698,000
0.55.1.1.2.7.02	TIMBRES NACIONALES	20,298,000
0.55.1.1.2.7.06	DECLARACIÓN-TIMBRES	20,400,000
0.55.1.1.2.8.00	OTROS IMPUESTOS INDIRECTOS	21,500,000
0.55.1.1.2.8.02	BANCOS Y CASAS DE CAMBIO	21,500,000
0.55.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	1,688,567,777
0.55.1.2.1.0.00	RENTA DE ACTIVOS	23,973,000
0.55.1.2.1.1.00	ARRENDAMIENTOS	13,446,000
0.55.1.2.1.1.02	DE LOTES Y TIERRAS	8,646,000
0.55.1.2.1.1.03	DE BIENES INMUEBLES	4,800,000
0.55.1.2.1.2.00	EXPLORACIÓN Y EXPLOTACIÓN	200,000
0.55.1.2.1.2.02	EXPLOTACIÓN DE MINAS Y CANTERAS	200,000
0.55.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	200,000
0.55.1.2.1.3.10	IMPRESOS Y FORMULARIOS	200,000
0.55.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	10,127,000
0.55.1.2.1.4.04	CORREOS Y TELÉGRAFOS	8,000,000
0.55.1.2.1.4.18	SER. PÚB. ÁREA DEL CANAL	2,127,000



0.55.1.2.2.0.00	PART. EN UTILIDADES EMPRESAS	765,933,300
0.55.1.2.2.1.00	DIVIDENDOS DE EMPRESAS	654,933,300
0.55.1.2.2.1.01	DIVIDENDOS CABLE AND WIRELESS	70,000,000
0.55.1.2.2.1.03	DIVIDENDOS DEL CANAL	493,777,000
0.55.1.2.2.1.04	DIVIDENDOS EMPRESAS ELÉCTRICAS	76,000,000
0.55.1.2.2.1.05	DIVIDENDOS AITSA	12,956,300
0.55.1.2.2.1.09	DIVIDENDOS PTP	2,200,000
0.55.1.2.2.4.00	INTERM. FINANC. Y CORP. DE DES.	93,000,000
0.55.1.2.2.4.70	DIVIDENDOS B.N.P.	90,000,000
0.55.1.2.2.4.71	DIVIDENDOS CAJA DE AHORROS	3,000,000
0.55.1.2.2.5.00	ACUÑACIÓN DE MONEDAS	18,000,000
0.55.1.2.2.5.01	SEÑOREAJE	18,000,000
0.55.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	6,432,465
0.55.1.2.3.2.00	INSTITUCIONES DESCENTRALIZADAS	3,624,279
0.55.1.2.3.2.05	SIACAP	22,956
0.55.1.2.3.2.10	CAJA DE SEGURO SOCIAL	1,744,699
0.55.1.2.3.2.15	AUTORIDAD DEL CANAL	113,154
0.55.1.2.3.2.16	ACODECO	22,372
0.55.1.2.3.2.17	REGISTRO PÚBLICO	69,214
0.55.1.2.3.2.19	AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	72,629
0.55.1.2.3.2.20	IFARHU	149,303
0.55.1.2.3.2.21	DEFENSORÍA DEL PUEBLO	32,487
0.55.1.2.3.2.22	AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	42,069
0.55.1.2.3.2.23	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	26,832
0.55.1.2.3.2.25	IDIAP	59,671
0.55.1.2.3.2.28	SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN	14,401
0.55.1.2.3.2.29	UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	2,515
0.55.1.2.3.2.30	INAC	77,540
0.55.1.2.3.2.35	PANDEPORTES	84,188
0.55.1.2.3.2.37	INADEH	122,821
0.55.1.2.3.2.38	ANAM	99,297
0.55.1.2.3.2.40	IPHE	67,157
0.55.1.2.3.2.41	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	126,683
0.55.1.2.3.2.42	IPACOOP	72,083
0.55.1.2.3.2.43	INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	7,518
0.55.1.2.3.2.45	AUTORIDAD DE TURISMO DE PANAMÁ	93,000
0.55.1.2.3.2.46	AMPYME	51,895
0.55.1.2.3.2.48	AUTORIDAD NACIONAL DE ADUANAS	42,673
0.55.1.2.3.2.90	UNIVERSIDAD DE PANAMÁ	217,929
0.55.1.2.3.2.94	UNACHI	59,051
0.55.1.2.3.2.95	UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	81,980
0.55.1.2.3.2.96	UNIVERSIDAD DE LAS AMÉRICAS	48,162
0.55.1.2.3.3.00	EMPRESAS PÚBLICAS	894,648
0.55.1.2.3.3.04	AUTORIDAD MARÍTIMA DE PANAMA	89,267
0.55.1.2.3.3.08	BINGOS NACIONALES	35,924
0.55.1.2.3.3.38	AUTORIDAD AERONÁUTICA CIVIL	64,576
0.55.1.2.3.3.40	AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	55,570
0.55.1.2.3.3.41	EMPRESA DE GENERACIÓN ELÉCTRICA	57,725
0.55.1.2.3.3.42	AGENCIA DEL ÁREA PANAMÁ PACÍFICO	64,359



0.55.1.2.3.3.66	IDAAN	155,467
0.55.1.2.3.3.70	IMA	64,514
0.55.1.2.3.3.78	ETESA	81,735
0.55.1.2.3.3.82	LOTERÍA NACIONAL DE BENEFICENCIA	157,816
0.55.1.2.3.3.96	ZONA LIBRE DE COLÓN	67,695
0.55.1.2.3.4.00	INTERMEDIARIOS FINANCIEROS	519,523
0.55.1.2.3.4.10	SUPERINTENDENCIA DE BANCOS	75,731
0.55.1.2.3.4.15	BANCO DE DESARROLLO AGROPECUARIO	175,996
0.55.1.2.3.4.30	BANCO HIPOTECARIO NACIONAL	89,951
0.55.1.2.3.4.45	BANCO NACIONAL DE PANAMÁ	71,637
0.55.1.2.3.4.60	CAJA DE AHORROS	39,955
0.55.1.2.3.4.80	COMISIÓN NACIONAL DE VALORES	24,836
0.55.1.2.3.4.90	ISA	41,417
0.55.1.2.3.6.00	MUNICIPIOS	1,023,615
0.55.1.2.3.6.01	AGUADULCE	21,530
0.55.1.2.3.6.02	ALANJE	10,469
0.55.1.2.3.6.05	BOCAS DEL TORO	37,257
0.55.1.2.3.6.06	BOQUERÓN	13,269
0.55.1.2.3.6.07	BOQUETE	13,195
0.55.1.2.3.6.09	CAPIRA	20,496
0.55.1.2.3.6.10	CHAME	30,811
0.55.1.2.3.6.11	CHEPO	25,801
0.55.1.2.3.6.12	CHIRIQUÍ GRANDE	28,047
0.55.1.2.3.6.14	DOLEGA	12,532
0.55.1.2.3.6.15	LAS TABLAS	41,647
0.55.1.2.3.6.16	COLÓN	79,556
0.55.1.2.3.6.17	ANTÓN	41,404
0.55.1.2.3.6.18	MUNICIPIO DE PENONOMÉ	23,748
0.55.1.2.3.6.19	SAN CARLOS	19,317
0.55.1.2.3.6.20	CHANGUINOLA	12,731
0.55.1.2.3.6.21	LOS SANTOS	36,741
0.55.1.2.3.6.30	DAVID	36,424
0.55.1.2.3.6.40	BARÚ	25,212
0.55.1.2.3.6.50	CHITRÉ	29,779
0.55.1.2.3.6.75	LA CHORRERA	50,877
0.55.1.2.3.6.76	PANAMÁ	203,371
0.55.1.2.3.6.78	SAN MIGUELITO	95,675
0.55.1.2.3.6.95	SANTIAGO	39,659
0.55.1.2.3.6.96	ARRAIJÁN	54,897
0.55.1.2.3.6.97	BUGABA	19,170
0.55.1.2.3.7.00	SECTOR PRIVADO	149,900
0.55.1.2.3.7.16	ACODECO	500
0.55.1.2.3.7.20	IFARHU	5,000
0.55.1.2.3.7.25	IDIAP	300
0.55.1.2.3.7.30	INAC	2,700
0.55.1.2.3.7.35	PANDEPORTES	2,000
0.55.1.2.3.7.37	INADEH	1,000
0.55.1.2.3.7.38	ANAM	2,000
0.55.1.2.3.7.40	IPHE	500



0.55.1.2.3.7.42	IPACOOP	2,000
0.55.1.2.3.7.45	AUTORIDAD DE TURISMO DE PANAMA	22,000
0.55.1.2.3.7.46	TRANSMISIÓN DE DATOS (VARIOS)	111,900
0.55.1.2.3.8.00	EMPRESAS PÚBLICAS (INF. ESTATAL)	212,000
0.55.1.2.3.8.05	AUTORIDAD MARÍTIMA DE PANAMA	26,000
0.55.1.2.3.8.08	BINGOS NACIONALES	1,000
0.55.1.2.3.8.38	AUTORIDAD AERONÁUTICA CIVIL	4,000
0.55.1.2.3.8.66	IDAAN	10,000
0.55.1.2.3.8.70	IMA	1,000
0.55.1.2.3.8.82	LOTERÍA NACIONAL DE BENEFICENCIA	110,000
0.55.1.2.3.8.96	ZONA LIBRE DE COLÓN	60,000
0.55.1.2.3.9.00	INTERMEDIARIOS FINANCIEROS (INF. EST.)	8,500
0.55.1.2.3.9.15	BANCO DE DESARROLLO AGROPECUARIO	4,000
0.55.1.2.3.9.30	BANCO HIPOTECARIO NACIONAL	4,000
0.55.1.2.3.9.90	INSTITUTO DE SEGURO AGROPECUARIO	500
0.55.1.2.4.0.00	TASAS Y DERECHOS	573,283,000
0.55.1.2.4.1.00	DERECHOS	395,333,000
0.55.1.2.4.1.02	PEAJES DEL CANAL	343,133,000
0.55.1.2.4.1.05	LICENCIA PARA PESCA DE CAMARÓN	200,000
0.55.1.2.4.1.40	TRASIEGO DE PETRÓLEO	200,000
0.55.1.2.4.1.43	REGISTRO OFICIAL DE LA IND. NACIONAL	300,000
0.55.1.2.4.1.45	CONCESIONES VARIAS	42,500,000
0.55.1.2.4.1.46	CONCESIONES B. R.	9,000,000
0.55.1.2.4.2.00	TASAS	177,950,000
0.55.1.2.4.2.01	ALMACENAJE DE ADUANA	200,000
0.55.1.2.4.2.03	BOLETÍN OFIC. DE LA PROPIEDAD INDUSTRIAL	1,300,000
0.55.1.2.4.2.05	TASA ANUAL-VIGENCIA SOCIEDAD ANÓNIMAS	114,450,000
0.55.1.2.4.2.09	FECI	45,000,000
0.55.1.2.4.2.22	AUTENTIFICACIÓN DE FIRMAS	200,000
0.55.1.2.4.2.35	SERV. VIGILANCIA ESPECIAL	300,000
0.55.1.2.4.2.36	TASA DE OLEODUCTO	1,000,000
0.55.1.2.4.2.46	SERVICIO ADMINISTRATIVO ADUANERO	15,500,000
0.55.1.2.5.0.00	CONTRIBUCIÓN DE MEJORAS	4,397,800
0.55.1.2.5.0.01	TASA DE VALORIZACIÓN	4,397,800
0.55.1.2.6.0.00	INGRESOS VARIOS	36,144,512
0.55.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	2,000,000
0.55.1.2.6.0.02	DEPÓSITOS	1,000,000
0.55.1.2.6.0.03	DEPÓSITOS CADUCADOS	1,939,812
0.55.1.2.6.0.99	OTROS INGRESOS VARIOS	31,204,700
0.55.1.2.7.0.00	APORTE AL FISCO	278,403,700
0.55.1.2.7.2.00	ENTIDADES DESCENTRALIZADAS	25,800,800
0.55.1.2.7.2.10	AUTORIDAD DE TURISMO DE PANAMÁ	400,000
0.55.1.2.7.2.95	REGISTRO PÚBLICO DE PANAMÁ	25,400,800
0.55.1.2.7.3.00	EMPRESAS PÚBLICAS	252,602,900
0.55.1.2.7.3.03	AUTORIDAD MARÍTIMA DE PANAMÁ	93,500,000
0.55.1.2.7.3.06	LOTERÍA NACIONAL DE BENEFICENCIA	84,000,100
0.55.1.2.7.3.96	ZONA LIBRE DE COLÓN	75,102,800
0.55.1.3.0.0.00	OTROS INGRESOS CORRIENTES	98,997,400
0.55.1.3.2.0.00	INTERESES Y COMISIONES GANADOS	98,997,400



0.55.1.3.2.4.00	INT. Y COMISIONES GANADOS S/VALORES	98,997,400
0.55.1.3.2.4.45	INTERESES DEL FONDO FIDUCIARIO	60,000,000
0.55.1.3.2.4.50	INTERESES SOBRE COLOCACIONES	35,000,000
0.55.1.3.2.4.60	INTERESES SOBRE ENTIDADES PUBLICAS	3,997,400
0.55.1.5.0.0.00	INGRESOS COR. INCORPORADOS	40,000,000
0.55.1.5.1.0.00	RENTA DE ACTIVOS	10,092,433
0.55.1.5.1.1.00	ARRENDAMIENTOS	100,000
0.55.1.5.1.1.01	DE EDIFICIOS Y LOCALES	100,000
0.55.1.5.1.3.00	INGRESO POR VENTA DE BIENES	2,160,884
0.55.1.5.1.3.01	PRODUCTOS AGRÍCOLAS	44,000
0.55.1.5.1.3.09	PROD. TALLER Y ARTESANÍA	20,000
0.55.1.5.1.3.10	IMPRESOS Y FORMULARIOS	720,000
0.55.1.5.1.3.12	PRODUCTOS MÉDICOS Y FARMACÉUTICOS	275,000
0.55.1.5.1.3.16	TARJETAS DE IDENTIFICACION	150,392
0.55.1.5.1.3.98	VENTA DE TIERRA	428,000
0.55.1.5.1.3.99	OTROS INGRESOS POR BIENES	523,492
0.55.1.5.1.4.00	INGRESO POR VENTA DE SERVICIOS	7,761,549
0.55.1.5.1.4.04	MEDIOS DE COMUNICACIÓN	311,207
0.55.1.5.1.4.07	LAB. Y CENTROS ESPECIALES	260,000
0.55.1.5.1.4.08	SERVICIOS ADMINISTRATIVOS	55,000
0.55.1.5.1.4.09	MARCAS Y PATENTES	405,000
0.55.1.5.1.4.10	PROMOCIÓN DE ARTESANÍA	64,000
0.55.1.5.1.4.11	COMERCIO EXTERIOR	103,000
0.55.1.5.1.4.12	FINANCIERAS	77,000
0.55.1.5.1.4.13	RECURSOS MINERALES	74,000
0.55.1.5.1.4.23	SERVICIOS DE ODONTOLOGÍA	90,000
0.55.1.5.1.4.25	FONDO DE DESCUENTO CONTRALORÍA	6,000,000
0.55.1.5.1.4.26	PROPIEDAD HORIZONTAL	172,342
0.55.1.5.1.4.99	OTROS SERVICIOS VARIOS	150,000
0.55.1.5.1.5.00	ING. POR ESPECTÁCULOS PÚBLICOS	70,000
0.55.1.5.1.5.06	ESPECTÁCULOS PÚBLICOS	70,000
0.55.1.5.4.0.00	TASAS Y DERECHOS	19,962,655
0.55.1.5.4.1.00	DERECHOS	11,133,855
0.55.1.5.4.1.26	ANUNCIOS COMERCIALES	520,000
0.55.1.5.4.1.33	SERVICIOS DE GUARDERÍA	38,508
0.55.1.5.4.1.41	LIC. PARA SEGURO Y REASEGURO	151,000
0.55.1.5.4.1.44	PERMISOS PARA PORTAR ARMAS	70,000
0.55.1.5.4.1.45	PASAPORTE	3,021,250
0.55.1.5.4.1.46	MIGRACIÓN	7,333,097
0.55.1.5.4.2.00	TASAS	8,828,800
0.55.1.5.4.2.04	FONDO DEL T. ELECTORAL	1,463,500
0.55.1.5.4.2.06	REGISTRO CIVIL	100,000
0.55.1.5.4.2.15	INSPECCIÓN Y AVALÚO CATASTRAL	70,000
0.55.1.5.4.2.20	EXPEDICIÓN DE DOCUMENTO	350,000
0.55.1.5.4.2.23	EXPEDICIÓN DE CARNÉS	200,000
0.55.1.5.4.2.27	CERTIFICACIÓN DE DIPLOMAS	60,000
0.55.1.5.4.2.38	FOTOCOPIAS DE DOCUMENTOS Y PLANOS	40,000
0.55.1.5.4.2.45	CUSTODIA MARÍTIMA	320,000
0.55.1.5.4.2.47	SELLOS DE SEGURIDAD	50,000



0.55.1.5.4.2.51	CUSTODIA FÍSICA DE ADUANA	330,000
0.55.1.5.4.2.52	3/4 DEL 1% DE ADUANA	500
0.55.1.5.4.2.53	OTROS INGRESOS DE ADUANA	160,000
0.55.1.5.4.2.54	TIMBRES DE MAQ. FRANQUEADORA	115,000
0.55.1.5.4.2.97	OTRAS TASAS VARIAS SALUD	2,610,300
0.55.1.5.4.2.98	FONDO DE ADMÓN. HOSPITALES	2,959,500
0.55.1.5.6.0.00	INGRESOS VARIOS	9,944,912
0.55.1.5.6.0.04	GOBERNACIÓN	60,000
0.55.1.5.6.0.05	FONDO JUDICIAL	80,069
0.55.1.5.6.0.99	OTROS INGRESOS VARIOS	9,804,843
0.55.2.0.0.0.00	INGRESOS DE CAPITAL	1,665,247,429
0.55.2.1.0.0.00	RECURSOS DEL PATRIMONIO	114,841,200
0.55.2.1.1.0.00	VENTA DE ACTIVOS	100,000,000
0.55.2.1.1.1.00	VENTA DE BIENES INMUEBLES	100,000,000
0.55.2.1.1.1.05	TERRENOS	100,000,000
0.55.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	14,609,000
0.55.2.1.3.0.05	RECUPERACION DE PRÉSTAMO ETESA	4,302,900
0.55.2.1.3.0.46	REEMBOLSO ZLC	5,131,700
0.55.2.1.3.0.53	REEMBOLSO B.D.A.	719,000
0.55.2.1.3.0.55	AUTORIDAD MARÍTIMA DE PANAMÁ	2,194,600
0.55.2.1.3.0.56	FONDHABI-MIVI	1,500,000
0.55.2.1.3.0.57	BHN	675,200
0.55.2.1.3.0.58	IMA	85,600
0.55.2.1.4.0.00	RECUPERACIÓN DE COLOCACIONES	232,200
0.55.2.1.4.8.00	RECUPERACIÓN DE COLOCACIONES	232,200
0.55.2.1.4.8.01	RECURSOS DEL FONDO FIDUCIARIO	232,200
0.55.2.2.0.0.00	RECURSOS DEL CRÉDITO	1,523,440,329
0.55.2.2.1.0.00	CRÉDITO INTERNO	4,000,000
0.55.2.2.1.4.00	PRÉSTAMOS	4,000,000
0.55.2.2.1.4.06	FONDO DE PRE INVERSIÓN	4,000,000
0.55.2.2.2.0.00	CRÉDITO EXTERNO	1,519,440,329
0.55.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	186,465,476
0.55.2.2.2.1.10	JICA - MINSA	62,293,300
0.55.2.2.2.1.12	ÓRGANO JUDICIAL - BID	2,497,000
0.55.2.2.2.1.14	CORPORACIÓN ANDINA DE FOMENTO	600,000
0.55.2.2.2.1.16	MINISTERIO PÚBLICO - BID 1099	4,328,900
0.55.2.2.2.1.21	BID PRESIDENCIA BOCAS DEL TORO	2,400,000
0.55.2.2.2.1.22	BID 1430 MEF	1,750,000
0.55.2.2.2.1.24	PRONAT MEF BID	7,000,000
0.55.2.2.2.1.40	PROGRAMA DE ELECTRIFICACIÓN RURAL	4,250,000
0.55.2.2.2.1.41	DESARROLLO SOSTENIBLE DE DARIÉN II ETAPA	1,520,000
0.55.2.2.2.1.44	PROYECTO DE PROTECCIÓN SOCIAL	1,047,000
0.55.2.2.2.1.53	BID-SEGURIDAD CIUDADANA G Y J	5,090,300
0.55.2.2.2.1.55	MIVI BID 343	1,476,400
0.55.2.2.2.1.56	RED DE PROGRAMA SOCIAL - MIDES	2,001,700
0.55.2.2.2.1.57	BID SANEAMIENTO DE LA BAHÍA SALUD	6,333,500
0.55.2.2.2.1.58	BID DESARROLLO SOSTENIDO CHIRIQUÍ	1,600,000
0.55.2.2.2.1.64	BID 1013/OC-PN-EDUC.	10,633,100
0.55.2.2.2.1.68	BID 1350 SALUD P/N	18,478,100



0.55.2.2.2.1.69	BID - MICI PN L 1001	6,654,400
0.55.2.2.2.1.71	BIRF 3841 PA MINSA	22,463,900
0.55.2.2.2.1.72	MIDA - BID PN 0141	1,500,000
0.55.2.2.2.1.75	MOP - BID 1468	9,303,296
0.55.2.2.2.1.78	BID PRESIDENCIA PN 1226	1,305,000
0.55.2.2.2.1.87	FIDA 580 - FES	3,300,000
0.55.2.2.2.1.90	BID 804 MIVI	754,500
0.55.2.2.2.1.91	FIDA-MIDA-385-466	3,755,080
0.55.2.2.2.1.95	BID PRESIDENCIA 2025	4,130,000
0.55.2.2.2.5.00	BONOS EXTERNOS	1,332,974,853
0.55.2.2.2.5.10	BONOS EXTERNOS	1,332,974,853
0.55.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	19,935,600
0.55.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	19,935,600
0.55.2.3.2.8.00	SECTOR EXTERNO	19,935,600
0.55.2.3.2.8.14	DONACIÓN MEF-USAID	2,333,300
0.55.2.3.2.8.69	MIDA-AID GUSANO BARRENADOR	15,332,300
0.55.2.3.2.8.71	BID-MEF ATN/MT-5785	750,000
0.55.2.3.2.8.81	AGENCIA ESPAÑOLA - MEF	1,520,000
0.55.2.4.0.0.00	SALDO EN CAJA Y BANCO	7,030,300
0.55.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	7,030,300
0.55.2.4.2.0.92	SALDO EN BANCO SEGURO EDUCATIVO	7,030,300

CAPÍTULO III
0.01 ASAMBLEA NACIONAL

ARTÍCULO 10. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la ASAMBLEA NACIONAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	19,617,400
Administración General	37,088,900
Transferencias Corrientes	1,181,400
Total del presupuesto de funcionamiento	**57,887,700**
Inversión	
Construcción y Remodelación	5,300,000
Programa de Modernización	3,753,000
Total del presupuesto de inversión	**9,053,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**66,940,700**



CAPÍTULO IV
0.02 CONTRALORÍA GENERAL DE LA REPÚBLICA

ARTÍCULO 11. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CONTRALORÍA GENERAL DE LA REPÚBLICA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	19,672,600
Contabilidad Pública	3,409,900
Fiscalización, Regulación y Control	21,497,500
Servicios de Estadística	29,244,500
Transferencias Varias	8,700
Auditoría	7,419,900
Total del presupuesto de funcionamiento	**81,253,100**
Inversión	
Modernizacion Tecnológica Fiscalizadora	1,404,100
Fortalecimiento Institucional	5,954,300
Total del presupuesto de inversión	**7,358,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**88,611,500**

CAPÍTULO V
ÓRGANO EJECUTIVO
0.03 MINISTERIO DE LA PRESIDENCIA

ARTÍCULO 12. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE LA PRESIDENCIA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección Superior del Estado	40,036,641
Dirección de Carrera Administrativa	1,574,169
Gaceta Oficial	125,073
Consejo de Defensa y Seguridad Nacional	4,810,687
Servicio de Protección Institucional	16,176,400
Programa de Ayuda Nacional	11,144,638
Desarrollo Integral - Áreas Prioritarias	471,592
Transferencias	8,047,200
Total del presupuesto de funcionamiento	**82,386,400**
Inversión	
Obras de Interes Social	104,663,900



Despacho Presidente (Colón)	500,000
Electrificación Rural	5,000,000
Asuntos Comunitarios Desp. Primera Dama	2,505,500
Desarrollo Integral Áreas Prioritarias	22,886,800
Transferencias de Capital	55,658,900
Mejoras de Instalaciones y Equipamiento	404,071,000
Total del presupuesto de inversión	**595,286,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**677,672,500**

CAPÍTULO VI

0.05 MINISTERIO DE RELACIONES EXTERIORES

ARTÍCULO 13. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del MINISTERIO DE RELACIONES EXTERIORES para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,750,300
Política Exterior	31,993,000
Transferencias Varias	2,085,700
Total del presupuesto de funcionamiento	**46,829,000**
Inversión	
Restauración y Remodelación	1,498,800
Proyecto de Apoyo Logístico	1,512,400
Total del presupuesto de inversión	**3,011,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**49,840,200**

CAPÍTULO VII

0.07 MINISTERIO DE EDUCACIÓN

ARTÍCULO 14. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE EDUCACIÓN para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	67,833,712
Educación Básica General	284,979,701
Educación Media	211,345,495
Educación de Adultos	20,823,549
Educación Post-Media	722,343
Educación Agropecuaria	6,400,868
Transferencias Corrientes	26,300,600
Transferencias al Sector Público	274,047,700
Fondo Exhoneración de Matrícula	48,669,433
Total del presupuesto de funcionamiento	**941,123,401**



Inversión	
Mantenimiento de Centros Educativo	1,949,000
Construcción y Rehab. de Escuelas	32,336,400
Equipamiento de Centros Educativos	6,436,300
Desarrollo Educativo	12,976,900
Nutrición Escolar	22,791,100
Educación Básica	4,045,700
Transferencias de Capital	116,298,800
Fortalecimiento de Tecn. Educativa	38,012,400
Mantenimiento, Equip. y Constr. S.E.	10,551,199
Total del presupuesto de inversión	**245,397,799**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,186,521,200**

CAPÍTULO VIII
0.08 MINISTERIO DE COMERCIO E INDUSTRIAS

ARTÍCULO 15. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE COMERCIO E INDUSTRIAS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	8,689,892
Fomento y Regulación Industria	841,056
Fomento y Regulación del Comercio	10,389,890
Regulación de Intermediarios Financieros	729,618
Fomento y Reg. de los Recursos Minerales	1,424,444
Transferencias	3,294,900
Transferencias al Sector Público	18,913,300
Total del presupuesto de funcionamiento	**44,283,100**
Inversión	
Desarrollo Comercial e Industrial	18,948,900
Transferencias de Capital	29,895,500
Total del presupuesto de inversión	**48,844,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**93,127,500**

CAPÍTULO IX
0.09 MINISTERIO DE OBRAS PÚBLICAS

ARTÍCULO 16. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE OBRAS PÚBLICAS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	15,502,720



Mantenimiento de Obras	16,750,380
Transferencias Varias	15,500
Total del presupuesto de funcionamiento	**32,268,600**
Inversión	
Construcción y Rehabilitación Drenajes	21,608,200
Mantenimiento y Rehabilitación Vial	390,466,645
Construcción y Mej. de Calles y Avenidas	179,459,004
Construcción y Rehabilitación de Puentes	28,221,251
Total del presupuesto de inversión	**619,755,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**652,023,700**

CAPÍTULO X

0.10 MINISTERIO DE DESARROLLO AGROPECUARIO

ARTÍCULO 17. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	27,322,400
Asistencia Técnica Agrícola	1,810,600
Asistencia Técnica Pecuaria	3,506,300
Ordenación y Distribución de Tierras	1,092,100
Desarrollo Social	409,400
Servicios de Ingeniería Rural	518,800
Transferencias al Sector Público	19,216,500
Total del presupuesto de funcionamiento	**53,876,100**
Inversión	
Mejoramiento de Productividad	2,000,000
Programa de Desarrollo Tecnológico	4,005,000
Sanidad Agropecuaria	18,395,500
Desarrollo Rural Agropecuario	8,732,200
Otros Proyectos de Inversión	4,770,400
Reconver. y Transfor. Agropecuaria	6,000,000
Transferencias de Capital	9,509,800
Total del presupuesto de inversión	**53,412,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**107,289,000**



CAPÍTULO XI
0.12 MINISTERIO DE SALUD

ARTÍCULO 18. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE SALUD para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Salud Pública	180,696,550
Provisión de Atención	155,682,250
Transferencias Varias	131,176,800
Fondo de Adm. de Hospitales	2,959,500
Fondo de Servicios Varios	2,610,300
Transferencias al Sector Público	377,379,500
Total del presupuesto de funcionamiento	**850,504,900**
Inversión	
Construcción y Mej. de Inst. de Salud	21,180,800
Salud Ambiental	100,968,600
Salud Nutricional	12,525,000
Equipamiento de Inst. de Salud	10,139,500
Otros Proyectos de Inversión	20,922,900
Transferencias de Capital	53,984,000
Desarrollo Comunitario	8,657,200
Total del presupuesto de inversión	**228,378,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,078,882,900**

CAPÍTULO XII
0.13 MINISTERIO DE TRABAJO Y DESARROLLO LABORAL

ARTÍCULO 19. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE TRABAJO Y DESARROLLO LABORAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,734,807
Admón. de las Relaciones Laborales	3,928,649
Inv., Promoción y Generación de Empleo	591,444
Transferencias Varias	436,700
Educación y Capacitación-Sind.,Priv.	6,585,300
Total del presupuesto de funcionamiento	**24,276,900**
Inversión	
Programa de Inserción Laboral	25,789,000



Transferencia de Capital	50,000,000
Total del presupuesto de inversión	**75,789,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**100,065,900**

CAPÍTULO XIII
0.14 MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL

ARTÍCULO 20. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación de indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,024,495
Planificación y Desarrollo Urbano	4,652,263
Admón. y Regulación de Bienes	654,507
Ordenamiento Territorial	1,035,935
Transferencia Varias	1,125,000
Total del presupuesto de funcionamiento	**20,492,200**
Inversión	
Construcción de Vivienda	61,839,800
Fondo de Ahorro Habitacional	1,500,000
Financiamiento de Vivienda	21,525,600
Asistencia Habitacional	9,100,000
Mejoramiento Habitacional	15,259,900
Fortalecimiento Institucional	1,900,300
Total del presupuesto de inversión	**111,125,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**131,617,800**

CAPÍTULO XIV
0.16 MINISTERIO DE ECONOMÍA Y FINANZAS

ARTÍCULO 21. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE ECONOMÍA Y FINANZAS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	26,382,519
Desarrollo Económico y Social	14,725,873
Admón. Fiscal y Patrimonial	223,617,708
Transferencias Varias	182,894,900
Total del presupuesto de funcionamiento	**447,621,000**
Inversión	
Fondo de Preinversión	4,000,000



Fort Gest. Eco. y Admón. Finan.	48,374,800
Desarrollo Social e Inv.. Comunitarias	24,365,000
Des.Comunitario Infraest. Pub.(PRODEC)	55,000,000
Transferencias de Capital	10,614,600
Proyectos de Desarrollo Social	133,388,691
Fideicomiso Madden - Colón	10,449,500
Total del presupuesto de inversión	**286,192,591**
TOTAL DEL PRESUPUESTO DE GASTOS	**733,813,591**

CAPÍTULO XV
0.17 MINISTERIO DE GOBIERNO

ARTÍCULO 22. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE GOBIERNO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administación General	10,029,600
Administ.y Desarrollo Gubernamental	9,773,100
Servicios Postales y Telegrafos	8,623,400
Servicios Penitenciarios y Cus. de Me	30,823,460
Transferencias Varias	33,908,200
Total del presupuesto de funcionamiento	**93,157,760**
Inversión	
Construc, Mejoram. y Estudios Infraet.	46,833,100
Equipamiento y Desarrollo Tecnico	1,636,640
Apoyo Logistico	1,039,300
Transferencias de Capital	40,115,000
Total del presupuesto de inversión	**89,624,040**
TOTAL DEL PRESUPUESTO DE GASTOS	**182,781,800**

CAPÍTULO XVI
0.18 MINISTERIO DE SEGURIDAD PÚBLICA

ARTÍCULO 23. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE SEGURIDAD PÚBLICA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Coordinacion General	8,737,500
Seguridad Pública Nacional	368,860,400
Transferencias Varias	39,248,600
Total del presupuesto de funcionamiento	**416,846,500**



Inversión	
Const,Reparación y Ampliación de Inf	73,574,100
Total del presupuesto de inversión	**73,574,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**490,420,600**

CAPÍTULO XVII
0.21 MINISTERIO DE DESARROLLO SOCIAL

ARTÍCULO 24. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE DESARROLLO SOCIAL, para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	10,901,500
Promoción Social y Cohesión Social	3,039,300
Programa de Gestión Territorial	3,565,300
Transferencias al Sector Público	10,682,200
Total del presupuesto de funcionamiento	**28,188,300**
Inversión	
Desarrollo Comunitario	159,642,300
Fortalecimiento Institucional	1,730,900
Transferencias al Sector Público	4,949,500
Total del presupuesto de inversión	**166,322,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**194,511,000**

CAPÍTULO XVIII
0.26 TRIBUNAL ADMINISTRATIVO TRIBUTARIO

ARTÍCULO 25. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO TRIBUTARIO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Juridicción Tributaria	2,354,500
Total del presupuesto de funcionamiento	**2,354,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,354,500**



CAPÍTULO XIX
0.30 ÓRGANO JUDICIAL

ARTÍCULO 26. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del ÓRGANO JUDICIAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General de Justicia	18,488,200
Administración de Justicia Ciudadana	45,418,500
Transf. y Desarrollo Institucional	3,793,500
Total del presupuesto de funcionamiento	**67,700,200**
Inversión	
Rehabilitación y Const. de Infraestru.	4,900,000
Mejoramiento Admón. de Justicia	4,193,700
Equipamiento y Fortalec. Institucional	3,820,000
Modernización del Sistema de Justicia	3,770,000
Total del presupuesto de inversión	**16,683,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**84,383,900**

CAPÍTULO XX
MINISTERIO PÚBLICO

ARTÍCULO 27. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto consolidado de gastos del MINISTERIO PÚBLICO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

Procuraduria General de la Nacion	**71,977,400**
Funcionamiento	**53,333,500**
Inversion	**18,643,900**
Procuraduria de la Administracion	**4,693,100**
Funcionamiento	**3,210,800**
Inversion	**1,482,300**

0.36 PROCURADURÍA GENERAL DE LA NACIÓN

ARTÍCULO 28. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la PROCURADURÍA GENERAL DE LA NACIÓN para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Repres. Interes del Estado	41,215,400



Medicina Legal y Forense	12,118,100
Total del presupuesto de funcionamiento	**53,333,500**
Inversión	
Modernizacion Proc. General	14,843,900
Modernización de Servicios Forenses	3,800,000
Total del presupuesto de inversión	**18,643,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**71,977,400**

0.37 PROCURADURÍA DE LA ADMINISTRACIÓN

ARTÍCULO 29. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la PROCURADURÍA DE LA ADMINISTRACIÓN para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	1,171,600
Representación y Def. de la Adm. Pública	2,039,200
Total del presupuesto de funcionamiento	**3,210,800**
Inversión	
Prog. General /Mejor. de Just. Etapa II	1,482,300
Total del presupuesto de inversión	**1,482,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,693,100**

CAPÍTULO XXI
CONSOLIDADO DEL TRIBUNAL ELECTORAL

ARTÍCULO 30. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto consolidado de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

Tribunal Electoral	**32,417,000**
Funcionamiento	**28,020,000**
Inversion	**4,397,000**
Fiscalia General Electoral	**3,283,900**
Funcionamiento	**3,283,900**

0.40 TRIBUNAL ELECTORAL

ARTÍCULO 31. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,755,600



Registro e Identificación Ciudadana	6,566,700
Servicios Electorales	7,697,700
Total del presupuesto de funcionamiento	**28,020,000**
Inversión	
Const.de la Nueva Sede del Tribunal	2,000,000
Proyectos de Apoyo Logistico	2,397,000
Total del presupuesto de inversión	**4,397,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**32,417,000**

0.41 FISCALÍA GENERAL ELECTORAL

ARTÍCULO 32. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la FISCALÍA GENERAL ELECTORAL para la vigencia fiscal 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,698,400
Fiscalias Electorales	585,500
Total del presupuesto de funcionamiento	**3,283,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,283,900**

CAPÍTULO XXII
0.45 OTROS GASTOS DE LA ADMINISTRACIÓN

ARTÍCULO 33. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de OTROS GASTOS DE LA ADMINISTRACIÓN para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Consejos Provinciales	13,540,300
Total del presupuesto de funcionamiento	**13,540,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**13,540,300**

CAPÍTULO XXIII
0.46 TRIBUNAL DE CUENTAS

ARTÍCULO 34. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la TRIBUNAL DE CUENTAS para la vigencia fiscal 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Jurisdicción de Cuentas	1,596,500



Administración General	1,025,200
Total del presupuesto de funcionamiento	**2,621,700**
Inversión	
Fortalecimiento Institucional	355,500
Total del presupuesto de inversión	**355,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,977,200**

CAPÍTULO XXIV

0.47 FISCALÍA DE CUENTAS

ARTÍCULO 35. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la FISCALÍA DE CUENTAS para la vigencia fiscal 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administ. e Investigación Patrimonial	1,325,300
Administración General	809,300
Total del presupuesto de funcionamiento	**2,134,600**
Inversión	
Fortalecimiento Institucional	483,100
Total del presupuesto de inversión	**483,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,617,700**

CAPÍTULO XXV

0.49 DEFENSORÍA DEL PUEBLO

ARTÍCULO 36. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la DEFENSORÍA DEL PUEBLO para la vigencia fiscal 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,149,800
Protec. y Defensa de los Derechos Hum.	1,557,000
Total del presupuesto de funcionamiento	**3,706,800**
Inversión	
Estudio, Diseño y Construcción	170,000
Total del presupuesto de inversión	**170,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,876,800**



CAPÍTULO XXVI
TRANSFERENCIAS DEL GOBIERNO CENTRAL

ARTÍCULO 37. Los gastos por concepto de transferencias corrientes aprobados son recursos que se traspasan al propio Sector Público, al Sector Externo y al Sector Privado, con base en el detalle que se autoriza a continuación:

CÓDIGO	INSTITUCIÓN DESTINO	PROPIAS	SUBSIDIOS	MONTO
	TOTAL TRANSFERENCIA DE FUNCIONAMIENTO	641,891,700	702,703,500	1,344,595,200
01	ASAMBLEA NACIONAL	1,384,000		1,384,000
	A Personas	25,000		25,000
	Becas de Estudio	110,000		110,000
	Al Sector Externo	1,249,000		1,249,000
02	CONTRALORÍA GENERAL DE LA REPÚBLICA	138,700		138,700
	Becas de Estudio	130,000		130,000
	Al Sector Externo	8,700		8,700
03	PRESIDENCIA DE LA REPÚBLICA	9,510,000	7,147,200	16,657,200
	Pensiones y Jubilaciones	520,400		520,400
	A Personas	8,034,600		8,034,600
	Becas de Estudio	55,000		55,000
	Al Sector Privado	900,000		900,000
	SENACYT		2,787,000	2,787,000
	AUTORIDAD NAL. PARA LA INNOV. GUB. Propias		4,360,200	4,360,200
05	MINISTERIO DE RELACIONES EXTERIORES	2,257,300		2,257,300
	A Personas	19,600		19,600
	Becas de Estudio	152,000		152,000
	Al Sector Externo	2,085,700		2,085,700
07	MINISTERIO DE EDUCACIÓN	26,398,600	274,047,700	300,446,300
	Pensiones y Jubilaciones	23,192,100		23,192,100
	Becas de Estudio	50,000		50,000
	Al Sector Privado	2,910,200		2,910,200
	I.N.A.C.		14,804,300	14,804,300
	Instituto Panameño de Deportes		10,274,400	10,274,400
	I.P.H.E.		22,556,300	22,556,300
	Universidad Autónoma de Chiriquí		25,698,300	25,698,300
	Universidad de Panamá		140,667,200	140,667,200
	Universidad Marítima Internacional de Panamá		3,103,000	3,103,000
	Universidad Especializada de las Américas		8,710,900	8,710,900
	Universidad Tecnológica		48,233,300	48,233,300
	Al Sector Externo	246,300		246,300



08	MINISTERIO DE COMERCIO E INDUSTRIAS	3,360,900	18,913,300	22,274,200
	Becas de Estudio	66,000		66,000
	Al Sector Privado	1,408,700		1,408,700
	Autoridad de Micro, Mediana y Pequeña Empresa		2,217,000	2,217,000
	Autoridad de Protección al Consumidor y Def. Comp.		9,304,500	9,304,500
	Zona Franca del Barú		377,100	377,100
	Agencia del Area Panamá Pacífico		7,014,700	7,014,700
	Al Sector Externo	1,886,200		1,886,200
09	MINISTERIO DE OBRAS PÚBLICAS	75,500		75,500
	Becas de Estudio	60,000		60,000
	Al Sector Externo	15,500		15,500
10	MINISTERIO DE DESARROLLO AGROPECUARIO	1,316,300	19,216,500	20,532,800
	A Personas	100,600		100,600
	Al Sector Privado	196,400		196,400
	I.D.I.A.P.		7,700,000	7,700,000
	A.R.A.P.		4,900,500	4,900,500
	I.M.A		5,220,700	5,220,700
	I.S.A		1,395,300	1,395,300
	Al Sector Externo	1,019,300		1,019,300
12	MINISTERIO DE SALUD	219,711,100	295,528,500	515,239,600
	Pensiones y Jubilaciones	530,400		530,400
	A Personas	930,600		930,600
	Becas de Estudio	223,800		223,800
	Al Sector Privado	129,829,700		129,829,700
	Al Gobierno Central	5,569,800		5,569,800
	Instituto Conmemorativo Gorgas		4,391,700	4,391,700
	A.U.P.S.A		3,781,800	3,781,800
	Impuesto de Licores		5,000,000	5,000,000
	C.S.S. FEJUPEN - Aporte Gob. Central		17,770,000	17,770,000
	C.S.S. 0.8% Salarios Básicos		58,345,000	58,345,000
	C.S.S. Impuestos de Cerveza / FEJUPEN			
	Sostenibilidad del Regimen (Ley 51)		100,000,000	100,000,000
	Aumento Pensiones y Jubilaciones (DG-51)		50,650,000	50,650,000
	Subsidio Flutuaciones - Intereses C.S.S.		20,500,000	20,500,000
	Subsidio Maternidad y Enfermedad		25,000,000	25,000,000
	Incremento Jubilaciones (Ley 22)			
	Gratificacion Salarial a funcionarios Publicos			
	Aporte Junta Tecnica Actuarial		90,000	90,000
	Deficit de Fideicomiso IVM			
	I.D.A.A.N.		10,000,000	10,000,000
	Municipios	7,100,000		7,100,000
	C.S.S. Planilla Prestac. - Fondo Complementario	74,751,000		74,751,000
	Al Sector Externo	775,800		775,800
13	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	460,700		460,700



	Becas de Estudio	24,000		24,000
	Al Sector Externo	436,700		436,700
14	MIN. DE VIVIENDA Y ORDEN. TERRIT.	160,200	1,125,000	1,285,200
	A Personas	159,200		159,200
	Subsidio (Agua) Banco Hipotecario Nacional		1,125,000	1,125,000
	Al Sector Externo	1,000		1,000
16	MINISTERIO DE ECONOMÍA Y FINANZAS	298,343,600	71,702,100	370,045,700
	A Personas	60,000		60,000
	Becas de Estudio	445,500		445,500
	Al Sector Privado	271,745,300		271,745,300
	Autoridad Nacional del Ambiente		16,233,500	16,233,500
	Autoridad Nacional de Aduana		18,937,300	18,937,300
	Consejo de Administración del SIACAP		1,764,100	1,764,100
	Dirección General de Contrataciones Públicas		2,864,200	2,864,200
	Tribunal de Contrataciones Públicas		1,420,200	1,420,200
	Empresa de Generacion Eléctrica S.A.		29,771,000	29,771,000
	Comisión Nacional de Valores.		711,800	711,800
	Municipios	500,000		500,000
	Propias	24,179,000		24,179,000
	Al Sector Externo	1,413,800		1,413,800
17	MINISTERIO DE GOBIERNO	27,989,400	6,000,000	33,989,400
	Pensiones y Jubilaciones	5,440,900		5,440,900
	Becas de Estudio	41,200		41,200
	Al Sector Privado	7,400,000		7,400,000
	Aeronautica Civil		6,000,000	6,000,000
	Municipios	5,317,400		5,317,400
	Propias	9,666,100		9,666,100
	Al Sector Externo	123,800		123,800
18	MINISTERIO DE SEGURIDAD PUBLICA	41,749,200		41,749,200
	Pensiones y Jubilaciones	39,225,300		39,225,300
	A Personas	1,495,100		1,495,100
	Becas de Estudio	939,000		939,000
	Al Sector Privado	1,500		1,500
	Al Sector Externo	88,300		88,300
21	MIN. DE DESARROLLO SOCIAL	3,557,200	9,023,200	12,580,400
	Pensiones y Jubilaciones	2,100		2,100
	A Personas	185,800		185,800
	Becas de Estudio	12,700		12,700
	Al Sector Privado	3,306,500		3,306,500
	SENADIS		4,687,000	4,687,000
	INAMU		1,861,900	1,861,900
	SENIAF		2,474,300	2,474,300
	Al Sector Externo	50,100		50,100



26	TRIBUNAL ADMINISTRATIVO TRIBUTARIO	3,500	3,500
	Becas de Estudio	3,500	3,500
30	ÓRGANO JUDICIAL	409,500	409,500
	Pensiones y Jubilaciones	69,500	69,500
	Becas de Estudio	340,000	340,000
36	PROCURADURÍA GENERAL DE LA NACIÓN	442,100	442,100
	Pensiones y Jubilaciones	162,100	162,100
	Becas de Estudio	280,000	280,000
37	PROCURADURÍA DE LA ADMINISTRACIÓN	150,800	150,800
	Becas de Estudio	150,800	150,800
40	TRIBUNAL ELECTORAL	4,274,300	4,274,300
	Pensiones y Jubilaciones	45,900	45,900
	Becas de Estudio	179,400	179,400
	Al Sector Privado	4,044,000	4,044,000
	Al Sector Externo	5,000	5,000
45	OTROS GASTOS DE LA ADMINISTRACIÓN	51,800	51,800
	Becas de Estudio	51,800	51,800
46	TRIBUNAL DE CUENTAS	51,500	51,500
	A Personas	6,600	6,600
	Becas de Estudio	44,900	44,900
47	FISCALÍA DE CUENTAS	19,300	19,300
	Becas de Estudio	19,300	19,300
49	DEFENSORÍA DEL PUEBLO	76,200	76,200
	A Personas	3,000	3,000
	Becas de Estudio	34,600	34,600
	Propias	30,200	30,200
	Al Sector Externo	5,000	5,000
	Créditos Reconocidos por Transferencias Corrientes	3,400	3,400

ARTÍCULO 38. Apruébase las transferencias de capital de acuerdo al siguientes detalle:

CÓDIGO	INSTITUCIÓN DESTINO	MONTO
	TOTAL TRANSFERENCIAS DE CAPITAL	371,026,100
03	PRESIDENCIA DE LA REPÚBLICA	55,658,900
	SENACYT	26,658,900
	AUTORIDAD NAL. PARA LA INNOV. GUB.	29,000,000



07	MINISTERIO DE EDUCACIÓN	116,298,800
	IFARHU	76,100,000
	INAC	11,910,000
	SERTV	1,500,000
	INSTITUTO PANAMEÑO DE DEPORTES	8,000,000
	IPHE	1,500,000
	UNACHI	3,136,000
	UNIV. DE PANAMÁ	6,817,800
	UDELAS	1,835,000
	UNIV. TECNOLÓGICA	5,500,000
08	MINISTERIO DE COMERCIO E INDUSTRIAS	29,895,500
	AMPYME	21,000,000
	APCDC	95,500
	AUTORIDAD DE TURISMO DE PANAMÁ	1,000,000
	AGENCIA DEL ÁREA PANAMA PACÍFICO	7,800,000
10	MINISTERIO DE DESARROLLO AGROPECUARIO	9,509,800
	I.D.I.A.P.	2,601,200
	A.R.A.P.	1,828,600
	I.M.A.	2,550,000
	B.D.A.	2,500,000
	I.S.A.	30,000
12	MINISTERIO DE SALUD	53,984,000
	INST. CONMEMORATIVO GORGAS	2,984,000
	IDAAN	51,000,000
13	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	50,000,000
	INADEH	50,000,000
16	MINISTERIO DE ECONOMÍA Y FINANZAS	10,614,600
	ANAM	4,254,600
	AUTORIDAD NACIONAL DE ADUANAS	3,360,000
	CONTRATACIONES PÚBLICAS	940,000
	TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	250,000
	EMPRESA DE GENERACIÓN ELÉCTRICA	
	EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	1,810,000
17	MINISTERIO DE GOBIERNO	40,115,000
	AERONÁUTICA CIVIL	40,115,000
21	MINISTERIO DE DESARROLLO SOCIAL	4,949,500
	SECRETARÍA NACIONAL DE DISCAPACIDAD	3,600,000
	INAMU	372,000
	SENIAF	977,500



CAPÍTULO XXVII
FONDO LEY DE SEGURO EDUCATIVO

ARTÍCULO 39. Los recursos provenientes del Seguro Educativo a que se refiere el Decreto de Gabinete 168 de 27 de julio de 1971 reformado por las Leyes 24 de 21 de julio de 1980; 18 de 29 de septiembre de 1982; 13 de 28 de julio de 1987; y, 16 de 29 de noviembre de 1987; y modificados por la ley 49 de septiembre de 2002, cuyo destino específico lo constituyen programas de educación, y formación de mano de obra, se asignan para el 2011, según el siguiente detalle.

INSTITUCIÓN DESTINO	MONTO
TOTAL INGRESOS AUTORIZADOS	180,419,400
FONDO DE SEGURO EDUCATIVO	180,419,400
Ingresos Tributarios	180,419,400
Impuestos Directos	180,419,400
Seguro Educativo	180,419,400
MINISTERIO DE EDUCACIÓN	58,591,200
Educación Agropecuaria	8,560,900
Fondo Exon. de Matrícula	48,713,200
Capacitación Gremial Docente	1,317,100
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	6,585,300
Educación Sindical	6,585,300
IFARHU	76,389,500
Becas	55,306,400
Crédito Educativo	21,083,100
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	7,902,400
Gastos de Funcionamiento	7,902,400
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA EL DESARROLLO HUMANO	24,365,700
Programas Regulares (INADEH / MITRADEL)	18,438,900
Capacitacion del Recursos Humano del Sector Privado	3,951,200
Formación Dual	1,975,600
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	6,585,300
Gastos de Funcionamiento	6,585,300



TÍTULO III

PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

ARTÍCULO 40. Apruébase los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2011 cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	3,044,878,100	839,815,600	3,884,693,700	2,658,754,550	1,225,939,150	3,884,693,700
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	2,217,000	21,000,000	23,217,000	2,046,000	21,171,000	23,217,000
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	31,025,000	0	31,025,000	12,819,700	18,205,300	31,025,000
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	13,180,000	0	13,180,000	10,822,700	2,357,300	13,180,000
AUTORIDAD NACIONAL DEL AMBIENTE	23,063,500	28,738,500	51,802,000	21,046,500	30,755,500	51,802,000
AUTORIDAD NACIONAL DE ADUANAS	22,483,300	3,360,000	25,843,300	21,923,200	3,920,100	25,843,300
CAJA DE SEGURO SOCIAL	2,354,323,000	523,052,000	2,877,375,000	2,128,548,800	748,826,200	2,877,375,000
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	4,792,500	2,984,000	7,776,500	4,762,250	3,014,250	7,776,500
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	9,304,500	95,500	9,400,000	8,703,900	696,100	9,400,000
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,764,100	0	1,764,100	1,646,100	118,000	1,764,100
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	85,900,500	95,884,500	181,785,000	15,447,700	166,337,300	181,785,000
SECRETARÍA NACIONAL DE DISCAPACIDAD	4,687,000	3,600,000	8,287,000	4,605,500	3,681,500	8,287,000
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	5,281,800	0	5,281,800	5,004,700	277,100	5,281,800
INST. DE INVESTIGACIONES AGROPECUARIAS	8,300,000	3,801,500	12,101,500	8,030,300	4,071,200	12,101,500
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	8,058,600	3,021,000	11,079,600	8,058,600	3,021,000	11,079,600
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	2,864,200	940,000	3,804,200	2,522,500	1,281,700	3,804,200
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	1,420,200	250,000	1,670,200	1,352,100	318,100	1,670,200
INSTITUTO NACIONAL DE CULTURA	15,353,300	12,332,700	27,686,000	15,197,200	12,488,800	27,686,000



Continuación...

RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	7,902,400	2,000,000	9,902,400	7,642,900	2,259,500	9,902,400
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	3,287,000	29,658,900	32,945,900	2,712,000	30,233,900	32,945,900
INSTITUTO NACIONAL DE LA MUJER	1,861,900	372,000	2,233,900	1,690,600	543,300	2,233,900
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	2,474,300	977,500	3,451,800	2,359,800	1,092,000	3,451,800
INSTITUTO PANAMEÑO DE DEPORTES	10,759,400	8,000,000	18,759,400	10,555,000	8,204,400	18,759,400
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA DES. H.	24,515,600	50,000,000	74,515,600	11,110,000	63,405,600	74,515,600
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	23,288,800	1,500,000	24,788,800	22,767,500	2,021,300	24,788,800
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	7,330,300	0	7,330,300	6,517,000	813,300	7,330,300
AUTORIDAD DE TURISMO DE PANAMÁ	47,482,800	1,000,000	48,482,800	16,683,500	31,799,300	48,482,800
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	4,360,200	29,000,000	33,360,200	4,360,200	29,000,000	33,360,200
REGISTRO PÚBLICO DE PANAMÁ	47,762,500	158,700	47,921,200	35,884,400	12,036,800	47,921,200
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	28,100,900	3,936,000	32,036,900	27,620,600	4,416,300	32,036,900
UNIVERSIDAD DE PANAMÁ	164,728,400	6,817,800	171,546,200	161,774,000	9,772,200	171,546,200
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	7,941,800	0	7,941,800	6,606,400	1,335,400	7,941,800
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	11,768,300	1,835,000	13,603,300	11,385,700	2,217,600	13,603,300
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	56,885,000	5,500,000	62,385,000	56,149,500	6,235,500	62,385,000
ZONA FRANCA DE BARÚ	410,000	0	410,000	397,700	12,300	410,000



ARTÍCULO 41. Apruébase los gastos corrientes de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	1,378,398,764	1,254,534,986	25,800,800	0	20,000	2,658,754,550
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	1,980,700	65,300	0	0	0	2,046,000
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	12,703,700	116,000	0	0	0	12,819,700
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	9,987,631	835,069	0	0	0	10,822,700
AUTORIDAD NACIONAL DEL AMBIENTE	20,634,900	411,600	0	0	0	21,046,500
AUTORIDAD NACIONAL DE ADUANAS	21,753,000	170,200	0	0	0	21,923,200
CAJA DE SEGURO SOCIAL	883,916,223	1,244,632,577	0	0	0	2,128,548,800
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	4,706,050	56,200	0	0	0	4,762,250
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	8,558,400	145,500	0	0	0	8,703,900
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,597,100	49,000	0	0	0	1,646,100
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	14,999,400	448,300	0	0	0	15,447,700
SECRETARÍA NACIONAL DE DISCAPACIDAD	4,010,500	595,000	0	0	0	4,605,500
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	4,932,800	71,900	0	0	0	5,004,700
INST. DE INVESTIGACIONES AGROPECUARIAS	7,895,600	134,700	0	0	0	8,030,300
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	7,453,260	605,340	0	0	0	8,058,600
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	2,411,500	111,000	0	0	0	2,522,500
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	1,337,100	15,000	0	0	0	1,352,100
INSTITUTO NACIONAL DE CULTURA	14,744,500	452,700	0	0	0	15,197,200
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	7,423,300	219,600	0	0	0	7,642,900
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	2,693,600	18,400	0	0	0	2,712,000
INSTITUTO NACIONAL DE LA MUJER	1,678,600	12,000	0	0	0	1,690,600
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	2,359,800	0	0	0	0	2,359,800
INSTITUTO PANAMEÑO DE DEPORTES	8,435,500	2,119,500	0	0	0	10,555,000
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA DES. H.	10,957,500	152,500	0	0	0	11,110,000
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	22,099,800	667,700	0	0	0	22,767,500
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	6,364,000	153,000	0	0	0	6,517,000
AUTORIDAD DE TURISMO DE PANAMÁ	15,917,000	356,500	400,000	0	10,000	16,683,500
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	4,330,200	30,000	0	0	0	4,360,200
REGISTRO PÚBLICO DE PANAMÁ	10,319,300	154,300	25,400,800	0	10,000	35,884,400
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	27,489,200	131,400	0	0	0	27,620,600
UNIVERSIDAD DE PANAMÁ	160,804,000	970,000	0	0	0	161,774,000
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	6,526,300	80,100	0	0	0	6,606,400
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	11,301,000	84,700	0	0	0	11,385,700
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	55,684,100	465,400	0	0	0	56,149,500
ZONA FRANCA DE BARÚ	393,200	4,500	0	0	0	397,700

ARTÍCULO 42. Apruébase los gastos de capital de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	1,212,036,900	11,382,250	0	2,520,000	1,225,939,150
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	21,000,000	171,000	0	0	21,171,000
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	17,872,600	332,700	0	0	18,205,300
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	2,357,300	0	0	0	2,357,300
AUTORIDAD NACIONAL DEL AMBIENTE	30,590,500	165,000	0	0	30,755,500
AUTORIDAD NACIONAL DE ADUANAS	3,360,000	560,100	0	0	3,920,100
CAJA DE SEGURO SOCIAL	748,826,200	0	0	0	748,826,200
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	2,984,000	30,250	0	0	3,014,250
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	95,500	600,600	0	0	696,100
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	0	118,000	0	0	118,000
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	164,516,100	1,821,200	0	0	166,337,300
SECRETARIA NACIONAL DE DISCAPACIDAD	3,600,000	81,500	0	0	3,681,500
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	0	277,100	0	0	277,100
INST. DE INVESTIGACIONES AGROPECUARIAS	3,801,500	269,700	0	0	4,071,200
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	3,021,000	0	0	0	3,021,000
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	940,000	341,700	0	0	1,281,700
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	250,000	68,100	0	0	318,100
INSTITUTO NACIONAL DE CULTURA	12,332,700	156,100	0	0	12,488,800
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	2,144,500	115,000	0	0	2,259,500
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	30,158,900	75,000	0	0	30,233,900
INSTITUTO NACIONAL DE LA MUJER	372,000	171,300	0	0	543,300
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	977,500	114,500	0	0	1,092,000
INSTITUTO PANAMEÑO DE DEPORTES	8,000,000	204,400	0	0	8,204,400
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA DES. H.	63,405,600	0	0	0	63,405,600
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	1,500,000	521,300	0	0	2,021,300
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	369,100	444,200	0	0	813,300
AUTORIDAD DE TURISMO DE PANAMÁ	31,137,700	141,600	0	520,000	31,799,300
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	29,000,000	0	0	0	29,000,000
REGISTRO PÚBLICO DE PANAMÁ	10,000,000	36,800	0	2,000,000	12,036,800
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	3,936,000	480,300	0	0	4,416,300
UNIVERSIDAD DE PANAMÁ	6,817,800	2,954,400	0	0	9,772,200
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	1,335,400	0	0	0	1,335,400
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	1,835,000	382,600	0	0	2,217,600
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	5,500,000	735,500	0	0	6,235,500
ZONA FRANCA DE BARÚ	0	12,300	0	0	12,300

CAPÍTULO II
1.02 AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA

ARTÍCULO 43. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2011:

Ingresos Totales	23,217,000
Menos: Aumento de Reservas	
Ingresos Disponibles	23,217,000
Gastos	23,217,000

ARTÍCULO 44. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

102.0.0.0.0.00.	AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMP.	23,217,000
102.1.0.0.0.00.	INGRESOS CORRIENTES	2,217,000
102.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,217,000
102.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,217,000
102.1.2.3.1.00.	GOBIERNO CENTRAL	2,217,000
102.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	2,217,000
102.2.0.0.0.00.	INGRESOS DE CAPITAL	21,000,000
102.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	21,000,000
102.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	21,000,000
102.2.3.2.1.00.	GOBIERNO CENTRAL	21,000,000
102.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	21,000,000

ARTÍCULO 45. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		**ASIGNACIÓN EN BALBOAS**
	Funcionamiento	
Dirección y Administración General		1,877,600
Fomento y Desarrollo		339,400
	Total del Presupuesto de funcionamiento	**2,217,000**
	Inversión	
Fondo de Garantías		5,000,000
Capacitación y Asistencia Técnica		10,000,000
Micro Crédito		2,000,000
Capital Semilla		4,000,000
	Total del Presupuesto de inversión	**21,000,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**23,217,000**



CAPÍTULO III
1.03 AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE

ARTÍCULO 46. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2011:

Ingresos Totales	31,025,000
Menos: Aumento de Reservas	
Ingresos Disponibles	31,025,000
Gastos	31,025,000

ARTÍCULO 47. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

103.0.0.0.0.00.	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	31,025,000
103.1.0.0.0.00.	INGRESOS CORRIENTES	31,025,000
103.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	31,025,000
103.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,500,000
103.1.2.3.7.00.	SECTOR PRIVADO	1,500,000
103.1.2.3.7.08.	1% APORTE DE ASEGURADORAS	1,500,000
103.1.2.4.0.00.	TASAS Y DERECHOS	10,335,000
103.1.2.4.1.00.	DERECHOS	6,900,000
103.1.2.4.1.55.	LICENCIA PARA CONDUCTOR	6,900,000
103.1.2.4.2.00.	TASAS	3,435,000
103.1.2.4.2.09.	REVISIÓN DE VEHÍCULOS	3,435,000
103.1.2.6.0.00.	INGRESOS VARIOS	19,190,000
103.1.2.6.0.14.	MULTAS DE TRÁNSITO	12,780,000
103.1.2.6.0.25.	COLISIONES	710,000
103.1.2.6.0.99.	OTROS INGRESOS VARIOS	5,700,000

ARTÍCULO 48. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		4,938,598
Desarrollo del Transporte y Operación		8,213,802
	Total del Presupuesto de funcionamiento	**13,152,400**
	Inversión	
Fortalec. / Tránsito y Transp. Terrest.		17,872,600
	Total del Presupuesto de inversión	**17,872,600**
	TOTAL DEL PRESUPUESTO DE GASTOS	**31,025,000**



CAPÍTULO IV
1.06 AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS

ARTÍCULO 49. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2011:

Ingresos Totales	13,180,000
Menos: Aumento de Reservas	
Ingresos Disponibles	13,180,000
Gastos	13,180,000

ARTÍCULO 50. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

106.0.0.0.0.00.	AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS	13,180,000
106.1.0.0.0.00.	INGRESOS CORRIENTES	13,180,000
106.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	13,180,000
106.1.2.4.0.00.	TASAS Y DERECHOS	13,130,000
106.1.2.4.2.00.	TASAS	13,130,000
106.1.2.4.2.49.	TASA DE REGULACIÓN DE LOS SERV.	13,130,000
106.1.2.6.0.00.	INGRESOS VARIOS	50,000
106.1.2.6.0.99.	OTROS INGRESOS VARIOS	50,000

ARTÍCULO 51. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	5,022,186
Regulación de los Servicios Públicos	5,800,514
Total del Presupuesto de funcionamiento	**10,822,700**
Inversión	
Admón. y Reg. de los Servicios Públicos	2,357,300
Total del Presupuesto de inversión	**2,357,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**13,180,000**

CAPÍTULO V
1.08 AUTORIDAD NACIONAL DEL AMBIENTE

ARTÍCULO 52. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DEL AMBIENTE



para la vigencia fiscal de 2011:

Ingresos Totales	51,802,000
Menos: Aumento de Reservas	
Ingresos Disponibles	51,802,000
Gastos	51,802,000

ARTÍCULO 53. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

108.0.0.0.0.00.	AUTORIDAD NACIONAL DEL AMBIENTE	51,802,000
108.1.0.0.0.00.	INGRESOS CORRIENTES	23,063,500
108.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	23,063,500
108.1.2.1.0.00.	RENTA DE ACTIVOS	2,230,700
108.1.2.1.1.00.	ARRENDAMIENTOS	367,900
108.1.2.1.1.01.	ARRENDAMIENTOS	6,500
108.1.2.1.1.02.	DE LOTES Y TIERRAS	322,400
108.1.2.1.1.04.	DE VIVIENDAS	39,000
108.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	30,500
108.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	30,500
108.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	1,832,300
108.1.2.1.4.30.	ESTUDIOS AMBIENTALES	1,832,300
108.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	16,233,500
108.1.2.3.1.00.	GOBIERNO CENTRAL	16,233,500
108.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	16,233,500
108.1.2.4.0.00.	TASAS Y DERECHOS	4,201,700
108.1.2.4.1.00.	DERECHOS	4,201,700
108.1.2.4.1.29.	GUÍAS Y EXTRACCIÓN DE MADERA	2,202,600
108.1.2.4.1.36.	CONCESIONES Y ACTIVIDADES DE FLORA Y FAUNA	583,200
108.1.2.4.1.45.	CONCESIONES VARIAS	770,800
108.1.2.4.1.56.	ACTIVIDADES ÁREAS PROTEGIDAS	645,100
108.1.2.6.0.00.	INGRESOS VARIOS	397,600
108.1.2.6.0.99.	OTROS INGRESOS VARIOS	397,600
108.2.0.0.0.00.	INGRESOS DE CAPITAL	28,738,500
108.2.2.0.0.00.	RECURSOS DEL CRÉDITO	8,247,200
108.2.2.2.0.00.	CRÉDITO EXTERNO	8,247,200
108.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	8,247,200
108.2.2.2.1.14.	CORPORACIÓN ANDINA DE FOMENTO	3,230,700
108.2.2.2.1.33.	B.I.D. - ANAM (Pn-0122)	3,006,500
108.2.2.2.1.60.	BANCO MUNDIAL	2,010,000
108.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	19,751,300
108.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	19,751,300
108.2.3.2.1.00.	GOBIERNO CENTRAL	4,254,600
108.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	4,254,600
108.2.3.2.8.00.	SECTOR EXTERNO	15,496,700
108.2.3.2.8.17.	DONACIONES VARIAS	15,496,700
108.2.4.0.0.00.	SALDO EN CAJA Y BANCO	740,000
108.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	740,000



108.2.4.2.0.01.	SALDO DE CAPITAL	740,000

ARTÍCULO 54. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD NACIONAL DEL AMBIENTE para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,012,000
Áreas Protegidas y Vida Silvestre	2,748,000
Gestión Ambiental	3,519,500
Gestión Integrada de Cuencas Hidrogr	2,932,000
Total del Presupuesto de funcionamiento	**21,211,500**
Inversión	
Investigación y Manejo de Rec. Naturales	11,879,400
Conservación y Desarrollo Sostenible	7,830,500
Fortalecimiento Institucional	10,880,600
Total del Presupuesto de inversión	**30,590,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**51,802,000**

CAPÍTULO VI
1.09 AUTORIDAD NACIONAL DE ADUANAS

ARTÍCULO 55. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2011:

Ingresos Totales	25,843,300
Menos: Aumento de Reservas	
Ingresos Disponibles	25,843,300
Gastos	25,843,300

ARTÍCULO 56. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

109.0.0.0.0.00.	AUTORIDAD NACIONAL DE ADUANAS	25,843,300
109.1.0.0.0.00.	INGRESOS CORRIENTES	22,483,300
109.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	22,483,300
109.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	18,937,300
109.1.2.3.1.00.	GOBIERNO CENTRAL	18,937,300
109.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	18,937,300
109.1.2.6.0.00.	INGRESOS VARIOS	3,546,000
109.1.2.6.0.99.	OTROS INGRESOS VARIOS	3,546,000
109.2.0.0.0.00.	INGRESOS DE CAPITAL	3,360,000
109.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,360,000
109.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,360,000
109.2.3.2.1.00.	GOBIERNO CENTRAL	3,360,000
109.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	3,360,000



ARTÍCULO 57. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		16,557,918
Operaciones Aduaneras		5,925,382
	Total del Presupuesto de funcionamiento	**22,483,300**
	Inversión	
Desarrollo del Sistema Aduanero		3,360,000
	Total del Presupuesto de inversión	**3,360,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**25,843,300**

CAPÍTULO VII
1.10 CAJA DE SEGURO SOCIAL

ARTÍCULO 58. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2011:

Ingresos Totales	2,877,375,000
Menos: Aumento de Reservas	
Ingresos Disponibles	2,877,375,000
Gastos	2,877,375,000

ARTÍCULO 59. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

110.0.0.0.0.00.	CAJA DE SEGURO SOCIAL	2,877,375,000
110.1.0.0.0.00.	INGRESOS CORRIENTES	2,354,323,000
110.1.1.0.0.00.	INGRESOS TRIBUTARIOS	1,819,181,000
110.1.1.1.0.00.	IMPUESTOS DIRECTOS	1,819,181,000
110.1.1.1.3.00.	CONTRIBUCIONES A LA SEGURIDAD SOCIAL	1,819,181,000
110.1.1.1.3.01.	CUOTAS S.S. REGULAR Y ESPECIALES	1,689,376,000
110.1.1.1.3.02.	PRIMAS DE SEGUROS-RIESGO PROFESIONALES	129,805,000
110.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	416,985,000
110.1.2.1.0.00.	RENTA DE ACTIVOS	381,000
110.1.2.1.1.00.	ARRENDAMIENTOS	81,000
110.1.2.1.1.04.	DE VIVIENDAS	81,000
110.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	300,000
110.1.2.1.4.10.	PRIMA DE SEGUROS	300,000
110.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	277,355,000
110.1.2.3.1.00.	GOBIERNO CENTRAL	277,355,000
110.1.2.3.1.12.	MINISTERIO DE SALUD	277,355,000



110.1.2.6.0.00.	INGRESOS VARIOS	139,249,000
110.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	13,505,000
110.1.2.6.0.10.	VIGENCIAS EXPIRADAS	37,500,000
110.1.2.6.0.24.	PLANILLA-PRESTACIONES FONDOS COMPLEMENT.	74,751,000
110.1.2.6.0.99.	OTROS INGRESOS VARIOS	13,493,000
110.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	118,157,000
110.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	2,402,000
110.1.3.1.0.14.	A INTERMEDIARIOS FINANCIEROS	99,000
110.1.3.1.0.17.	A SECTOR PRIVADO	2,303,000
110.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	113,813,000
110.1.3.2.0.14.	INTERMEDIARIOS FINANCIEROS	3,745,000
110.1.3.2.0.21.	POR GOBIERNO CENTRAL	110,068,000
110.1.3.3.0.00.	CONTRIBUCIÓN FONDOS DE PENSIONES	1,942,000
110.1.3.3.0.01.	CAJA DE SEGURO SOCIAL JUBILADOS	495,000
110.1.3.3.0.03.	PLAN DE RETIRO ANTICIPADO AUTOFINANCIABLE	1,447,000
110.2.0.0.0.00.	INGRESOS DE CAPITAL	523,052,000
110.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	25,540,000
110.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	3,130,000
110.2.1.3.4.00.	INTERMEDIARIOS FINANCIEROS	180,000
110.2.1.3.4.30.	BANCO HIPOTECARIO NACIONAL	180,000
110.2.1.3.7.00.	SECTOR PRIVADO	2,950,000
110.2.1.3.7.03.	PRÉSTAMOS HIPOTECARIOS	2,950,000
110.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	22,410,000
110.2.1.4.1.00.	GOBIERNO CENTRAL	5,000,000
110.2.1.4.1.01.	VALORES PÚBLICOS	5,000,000
110.2.1.4.7.00.	SECTOR PRIVADO	17,410,000
110.2.1.4.7.01.	BONOS CORPORATIVOS Y DPF	17,410,000
110.2.6.0.0.00.	RESERVA	497,512,000
110.2.6.0.0.00.	USO DE RESERVA	497,512,000
110.2.6.0.1.00.	USO DE RESERVA	497,512,000
110.2.6.0.1.01.	RESERVA PARA INVERSIONES	491,430,000
110.2.6.0.1.02.	RESERVA PARA GASTOS CORRIENTES	6,082,000

ARTÍCULO 60. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Plan de Retiro Anticipado	631,800
Administración	94,648,000
Enfermedad y Maternidad	728,444,000
Invalidez, Vejez y Muerte	1,097,781,000
Riesgos Profesionales	131,345,000
Fondo Complementario	74,751,000
SIACAP	453,000
Fideicomiso IRHE - INTEL	495,000



Total del Presupuesto de funcionamiento	**2,128,548,800**
Inversión	
Remod.y Const. de Establecim. de Salud	39,382,400
Adquisición de Maquinaria y Equipos	43,141,000
Inversiones Financieras	666,302,800
Total del Presupuesto de inversión	**748,826,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,877,375,000**

CAPÍTULO VIII
1.11 INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD

ARTÍCULO 61. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos de la INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2011:

Ingresos Totales	7,776,500
Menos: Aumento de Reservas	
Ingresos Disponibles	7,776,500
Gastos	7,776,500

ARTÍCULO 62. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

111.0.0.0.0.00.	INSTITUTO CONMEMORATIVO GORGAS DE EST. DE LA SALUD	7,776,500
111.1.0.0.0.00.	INGRESOS CORRIENTES	4,792,500
111.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,792,500
111.1.2.1.0.00.	RENTA DE ACTIVOS	400,800
111.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	400,800
111.1.2.1.4.21.	SERVICIOS DE LABORATORIOS	400,800
111.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,391,700
111.1.2.3.1.00.	GOBIERNO CENTRAL	4,391,700
111.1.2.3.1.12.	MINISTERIO DE SALUD	4,391,700
111.2.0.0.0.00.	INGRESOS DE CAPITAL	2,984,000
111.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,984,000
111.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,984,000
111.2.3.2.1.00.	GOBIERNO CENTRAL	2,984,000
111.2.3.2.1.12.	MINISTERIO DE SALUD	2,984,000

ARTÍCULO 63. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	1,897,700
Investigación en Salud Pública	2,894,800



Total del Presupuesto de funcionamiento	**4,792,500**
Inversión	
Const. y Remodelac. de Instalaciones	500,000
Investigación	2,484,000
Total del Presupuesto de inversión	**2,984,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,776,500**

CAPÍTULO IX
1.14 AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA

ARTÍCULO 64. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2011:

Ingresos Totales	9,400,000
Menos: Aumento de Reservas	
Ingresos Disponibles	9,400,000
Gastos	9,400,000

ARTÍCULO 65. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

114.0.0.0.0.00.	AUT. DE PROTEC.AL CONSUMIDOR Y DEFENSA DE LA COMPET.	9,400,000
114.1.0.0.0.00.	INGRESOS CORRIENTES	9,304,500
114.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	9,304,500
114.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	9,304,500
114.1.2.3.1.00.	GOBIERNO CENTRAL	9,304,500
114.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	9,304,500
114.2.0.0.0.00.	INGRESOS DE CAPITAL	95,500
114.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	95,500
114.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	95,500
114.2.3.2.1.00.	GOBIERNO CENTRAL	95,500
114.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	95,500

ARTÍCULO 66. Para la ejecución de programa de funcionamiento apruébase el presupuesto de gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	6,685,638
Libre Competencia	537,185
Protección al Consumidor	2,081,677
Total del Presupuesto de funcionamiento	**9,304,500**
Inversión	
Prog. de Promoción de la Competencia	95,500
Total del Presupuesto de inversión	**95,500**



TOTAL DEL PRESUPUESTO DE GASTOS 9,400,000

CAPÍTULO X
1.15 CONSEJO DE ADMINISTRACIÓN DEL SIACAP

ARTÍCULO 67. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2011:

Ingresos Totales	1,764,100
Menos: Aumento de Reservas	
Ingresos Disponibles	1,764,100
Gastos	1,764,100

ARTÍCULO 68. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

115.0.0.0.0.00.	CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,764,100
115.1.0.0.0.00.	INGRESOS CORRIENTES	1,764,100
115.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,764,100
115.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,764,100
115.1.2.3.1.00.	GOBIERNO CENTRAL	1,764,100
115.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	1,764,100

ARTÍCULO 69. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		1,764,100
	Total del Presupuesto de funcionamiento	**1,764,100**
	TOTAL DEL PRESUPUESTO DE GASTOS	**1,764,100**

CAPÍTULO XI
1.20 INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS

ARTÍCULO 70. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2011:

Ingresos Totales	181,785,000
Menos: Aumento de Reservas	
Ingresos Disponibles	181,785,000



Gastos 181,785,000

ARTÍCULO 71. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

120.0.0.0.0.00.	IFARHU	181,785,000
120.1.0.0.0.00.	INGRESOS CORRIENTES	85,900,500
120.1.1.0.0.00.	INGRESOS TRIBUTARIOS	76,389,500
120.1.1.1.0.00.	IMPUESTOS DIRECTOS	76,389,500
120.1.1.1.4.00.	SEGURO EDUCATIVO	76,389,500
120.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	76,389,500
120.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,511,000
120.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	416,100
120.1.2.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	109,600
120.1.2.3.2.10.	CAJA DE SEGURO SOCIAL	109,600
120.1.2.3.7.00.	SECTOR PRIVADO	306,500
120.1.2.3.7.02.	PAPELERA ISTMEÑA	6,500
120.1.2.3.7.03.	OTRAS DONACIONES	300,000
120.1.2.4.0.00.	TASAS Y DERECHOS	1,850,000
120.1.2.4.2.00.	TASAS	1,850,000
120.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	1,850,000
120.1.2.6.0.00.	INGRESOS VARIOS	244,900
120.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	74,500
120.1.2.6.0.99.	OTROS INGRESOS VARIOS	170,400
120.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	7,000,000
120.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	7,000,000
120.1.3.1.0.17.	A SECTOR PRIVADO	7,000,000
120.2.0.0.0.00.	INGRESOS DE CAPITAL	95,884,500
120.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	17,500,000
120.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	17,500,000
120.2.1.3.7.00.	SECTOR PRIVADO	17,500,000
120.2.1.3.7.02.	PRÉSTAMOS EDUCATIVOS	17,500,000
120.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	76,100,000
120.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	76,100,000
120.2.3.2.1.00.	GOBIERNO CENTRAL	76,100,000
120.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	76,100,000
120.2.4.0.0.00.	SALDO EN CAJA Y BANCO	2,284,500
120.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	2,284,500
120.2.4.2.0.01.	SALDO DE CAPITAL	2,284,500

ARTÍCULO 72. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	15,701,900



Asistencia y Crédito Educativo	1,226,100
Planificación de Recursos Humanos	340,900
Total del Presupuesto de funcionamiento	**17,268,900**
Inversión	
Crédito Educativo	20,000,000
Construcciones, Mej. y Equipamiento	1,300,000
Becas de Asistencia Educ y Auxilio Econ	142,716,100
Convenio Hewlett Packard	500,000
Total del Presupuesto de inversión	**164,516,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**181,785,000**

CAPÍTULO XII
1.21 SECRETARÍA NACIONAL DE DISCAPACIDAD

ARTÍCULO 73. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del SECRETARÍA NACIONAL DE DISCAPACIDAD. para la vigencia fiscal de 2011:

Ingresos Totales	8,287,000
Menos: Aumento de Reservas	
Ingresos Disponibles	8,287,000
Gastos	8,287,000

ARTÍCULO 74. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

121.0.0.0.0.00.	SECRETARIA NACIONAL DE DISCAPACIDAD	8,287,000
121.1.0.0.0.00.	INGRESOS CORRIENTES	4,687,000
121.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,687,000
121.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,687,000
121.1.2.3.1.00.	GOBIERNO CENTRAL	4,687,000
121.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	4,687,000
121.2.0.0.0.00.	INGRESOS DE CAPITAL	3,600,000
121.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,600,000
121.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,600,000
121.2.3.2.1.00.	GOBIERNO CENTRAL	3,600,000
121.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	3,600,000

ARTÍCULO 75. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del SECRETARÍA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,673,100
Equiparación de Oportunidades	2,013,900



Total del Presupuesto de funcionamiento	**4,687,000**
Inversión	
Construcción, Mejoras, Equip. y Cap.	450,000
Equiparación de Oportunidades	3,150,000
Total del Presupuesto de inversión	**3,600,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**8,287,000**

CAPÍTULO XIII
1.24 AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS

ARTÍCULO 76. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2011:

Ingresos Totales	5,281,800
Menos: Aumento de Reservas	
Ingresos Disponibles	5,281,800
Gastos	5,281,800

ARTÍCULO 77. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

124.0.0.0.0.00.	AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	5,281,800
124.1.0.0.0.00.	INGRESOS CORRIENTES	5,281,800
124.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,281,800
124.1.2.1.0.00.	RENTA DE ACTIVOS	1,420,000
124.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	1,420,000
124.1.2.1.4.20.	SERVICIOS DE INSPECCIÓN DE ALIMENTOS	1,420,000
124.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,781,800
124.1.2.3.1.00.	GOBIERNO CENTRAL	3,781,800
124.1.2.3.1.12.	MINISTERIO DE SALUD	3,781,800
124.1.2.6.0.00.	INGRESOS VARIOS	80,000
124.1.2.6.0.99.	OTROS INGRESOS VARIOS	80,000

ARTÍCULO 78. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,722,100
Protección y Seguridad Alimentaria	2,559,700
Total del Presupuesto de funcionamiento	**5,281,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**5,281,800**



CAPÍTULO XIV
1.25 INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ

ARTÍCULO 79. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	12,101,500
Menos: Aumento de Reservas	
Ingresos Disponibles	12,101,500
Gastos	12,101,500

ARTÍCULO 80. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

125.0.0.0.0.00.	INST. DE INVESTIGACIONES AGROPECUARIAS	12,101,500
125.1.0.0.0.00.	INGRESOS CORRIENTES	8,300,000
125.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,300,000
125.1.2.1.0.00.	RENTA DE ACTIVOS	600,000
125.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	600,000
125.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	600,000
125.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	7,700,000
125.1.2.3.1.00.	GOBIERNO CENTRAL	7,700,000
125.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	7,700,000
125.2.0.0.0.00.	INGRESOS DE CAPITAL	3,801,500
125.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,801,500
125.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,801,500
125.2.3.2.1.00.	GOBIERNO CENTRAL	2,601,200
125.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	2,601,200
125.2.3.2.8.00.	SECTOR EXTERNO	1,200,300
125.2.3.2.8.08.	DONACIONES VARIAS	1,200,300

ARTÍCULO 81. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		3,640,600
Investigaciones Agropecuarias		4,659,400
	Total del Presupuesto de funcionamiento	**8,300,000**
	Inversión	
Investigación e innovación Agropecuaria		1,880,400



Apoyo a la investigaciòn e Innovaciòn	1,576,200
Crédito de Contingencia	344,900
Total del Presupuesto de inversión	**3,801,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**12,101,500**

CAPÍTULO XV

1.26 AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ

ARTÍCULO 82. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AUTORIDAD DE LOS RECURSOS ACUATICOS DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	11,079,600
Menos: Aumento de Reservas	
Ingresos Disponibles	11,079,600
Gastos	11,079,600

ARTÍCULO 83. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

126.0.0.0.0.00.	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	11,079,600
126.1.0.0.0.00.	INGRESOS CORRIENTES	8,058,600
126.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,058,600
126.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,900,500
126.1.2.3.1.00.	GOBIERNO CENTRAL	4,900,500
126.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	4,900,500
126.1.2.4.0.00.	TASAS Y DERECHOS	2,492,100
126.1.2.4.1.00.	DERECHOS	2,492,100
126.1.2.4.1.07.	LICENCIAS PARA CAZA-PESCA Y OTRAS ACTIV.	2,492,100
126.1.2.6.0.00.	INGRESOS VARIOS	666,000
126.1.2.6.0.99.	OTROS INGRESOS VARIOS	666,000
126.2.0.0.0.00.	INGRESOS DE CAPITAL	3,021,000
126.2.2.0.0.00.	RECURSOS DEL CRÉDITO	895,000
126.2.2.2.0.00.	CRÉDITO EXTERNO	895,000
126.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	895,000
126.2.2.2.1.01.	PRÉSTAMO AMP- ARAP 01152 BID	630,000
126.2.2.2.1.11.	SENACYT-BID	265,000
126.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,126,000
126.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,126,000
126.2.3.2.1.00.	GOBIERNO CENTRAL	1,828,600
126.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	1,828,600
126.2.3.2.8.00.	SECTOR EXTERNO	297,400
126.2.3.2.8.03.	DONACIÓN GEF- ARAP	297,400

ARTÍCULO 84. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación



se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Admón. de los Recursos Acuáticos		3,568,825
Desarr. y Conserv. Rec. Acuáticos		4,489,775
	Total del Presupuesto de funcionamiento	**8,058,600**
	Inversión	
Invest. y Desar. Recursos Acuáticos		3,021,000
	Total del Presupuesto de inversión	**3,021,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**11,079,600**

CAPITULO XVI
1.27 DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS

ARTÍCULO 85. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2011:

Ingresos Totales	3,804,200
Menos: Aumento de Reservas	
Ingresos Disponibles	3,804,200
Gastos	3,804,200

ARTÍCULO 86. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

ARTÍCULO 87. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Admon. y Regulac. de las Contrataciones		1,666,800
Admon.y Desarrollo de la Compras Gub.		1,197,400
	Total del Presupuesto de funcionamiento	**2,864,200**
	Inversión	
Modernización de los Serv. de Cont. Pub.		940,000
	Total del Presupuesto de inversión	**940,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**3,804,200**



CAPÍTULO XVII

1.28 TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS

ARTÍCULO 88. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2011:

Ingresos Totales	1,670,200
Menos: Aumento de Reservas	
Ingresos Disponibles	1,670,200
Gastos	1,670,200

ARTÍCULO 89. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

128.0.0.0.0.00.	TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	1,670,200
128.1.0.0.0.00.	INGRESOS CORRIENTES	1,420,200
128.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,420,200
128.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,420,200
128.1.2.3.1.00.	GOBIERNO CENTRAL	1,420,200
128.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	1,420,200
128.2.0.0.0.00.	INGRESOS DE CAPITAL	250,000
128.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	250,000
128.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	250,000
128.2.3.2.1.00.	GOBIERNO CENTRAL	250,000
128.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	250,000

ARTÍCULO 90. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	806,800
Operaciones Juridiccionales	613,400
Total del Presupuesto de funcionamiento	**1,420,200**
Inversión	
Construcción y Rehab. de Instalaciones	185,000
Modernización del Sistema Juridico	65,000
Total del Presupuesto de inversión	**250,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,670,200**



CAPÍTULO XVIII
1.30 INSTITUTO NACIONAL DE CULTURA

ARTÍCULO 91. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2011:

Ingresos Totales	27,686,000
Menos: Aumento de Reservas	
Ingresos Disponibles	27,686,000
Gastos	27,686,000

ARTÍCULO 92. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

130.0.0.0.0.00.	INSTITUTO NACIONAL DE CULTURA	27,686,000
130.1.0.0.0.00.	INGRESOS CORRIENTES	15,353,300
130.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	15,353,300
130.1.2.1.0.00.	RENTA DE ACTIVOS	224,000
130.1.2.1.1.00.	ARRENDAMIENTOS	156,000
130.1.2.1.1.01.	ARRENDAMIENTOS	156,000
130.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	18,000
130.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	18,000
130.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	50,000
130.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	50,000
130.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	14,804,300
130.1.2.3.1.00.	GOBIERNO CENTRAL	14,804,300
130.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	14,804,300
130.1.2.4.0.00.	TASAS Y DERECHOS	300,000
130.1.2.4.1.00.	DERECHOS	300,000
130.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	300,000
130.1.2.6.0.00.	INGRESOS VARIOS	25,000
130.1.2.6.0.99.	OTROS INGRESOS VARIOS	25,000
130.2.0.0.0.00.	INGRESOS DE CAPITAL	12,332,700
130.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	12,332,700
130.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	12,332,700
130.2.3.2.1.00.	GOBIERNO CENTRAL	11,910,000
130.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	11,910,000
130.2.3.2.8.00.	SECTOR EXTERNO	422,700
130.2.3.2.8.04.	DONACIÓN FOMIN-BID	422,700

ARTÍCULO 93. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,809,120
Patrimonio Histórico	1,020,700
Extensión Cultural	2,582,344
Educación Artística	2,941,136
Total del Presupuesto de funcionamiento	**15,353,300**
Inversión	
Mantenimiento y Restauraciones de Obras	12,332,700
Total del Presupuesto de inversión	**12,332,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**27,686,000**

CAPÍTULO XIX
1.31 SISTEMA ESTATAL DE RADIO Y TELEVISIÓN

ARTÍCULO 94. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2011:

Ingresos Totales	9,902,400
Menos: Aumento de Reservas	
Ingresos Disponibles	9,902,400
Gastos	9,902,400

ARTÍCULO 95. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

131.0.0.0.0.00.	SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	9,902,400
131.1.0.0.0.00.	INGRESOS CORRIENTES	7,902,400
131.1.1.0.0.00.	INGRESOS TRIBUTARIOS	7,902,400
131.1.1.1.0.00.	IMPUESTOS DIRECTOS	7,902,400
131.1.1.1.4.00.	SEGURO EDUCATIVO	7,902,400
131.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	7,902,400
131.2.0.0.0.00.	INGRESOS DE CAPITAL	2,000,000
131.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,500,000
131.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,500,000
131.2.3.2.1.00.	GOBIERNO CENTRAL	1,500,000
131.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	1,500,000
131.2.4.0.0.00.	SALDO EN CAJA Y BANCO	500,000
131.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	500,000
131.2.4.2.0.01.	SALDO DE CAPITAL	500,000

ARTÍCULO 96. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		4,021,840
Operaciones de Radio y Televisión		3,736,060
	Total del Presupuesto de funcionamiento	**7,757,900**
	Inversión	
Modernización de Radio y Telev. Estatal		2,144,500
	Total del Presupuesto de inversión	**2,144,500**
	TOTAL DEL PRESUPUESTO DE GASTOS	**9,902,400**

CAPÍTULO XX
1.32 SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN

ARTÍCULO 97. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2011:

Ingresos Totales	32,945,900
Menos: Aumento de Reservas	
Ingresos Disponibles	32,945,900
Gastos	32,945,900

ARTÍCULO 98. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

132.0.0.0.0.00.	SECRETARIA NACIONAL DE CIENCIA, TECNOLOG. E INN.	32,945,900
132.1.0.0.0.00.	INGRESOS CORRIENTES	3,287,000
132.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,287,000
132.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,787,000
132.1.2.3.1.00.	GOBIERNO CENTRAL	2,787,000
132.1.2.3.1.03.	PRESIDENCIA	2,787,000
132.1.2.6.0.00.	INGRESOS VARIOS	500,000
132.1.2.6.0.99.	OTROS INGRESOS VARIOS	500,000
132.2.0.0.0.00.	INGRESOS DE CAPITAL	29,658,900
132.2.2.0.0.00.	RECURSOS DEL CRÉDITO	3,000,000
132.2.2.2.0.00.	CRÉDITO EXTERNO	3,000,000
132.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	3,000,000
132.2.2.2.1.11.	SENACYT-BID	3,000,000
132.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	26,658,900
132.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	26,658,900
132.2.3.2.1.00.	GOBIERNO CENTRAL	26,658,900
132.2.3.2.1.03.	PRESIDENCIA DE LA REPÚBLICA	26,658,900

ARTÍCULO 99. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Des. de la Ciencia, Tecno. e Innovación		2,787,000
	Total del Presupuesto de funcionamiento	**2,787,000**
	Inversión	
Ciencia y Tecnología		30,158,900
	Total del Presupuesto de inversión	**30,158,900**
	TOTAL DEL PRESUPUESTO DE GASTOS	**32,945,900**

CAPÍTULO XXI
1.33 INSTITUTO NACIONAL DE LA MUJER

ARTÍCULO 100. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2011:

Ingresos Totales	2,233,900
Menos: Aumento de Reservas	
Ingresos Disponibles	2,233,900
Gastos	2,233,900

ARTÍCULO 101. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

133.0.0.0.0.00.	INSTITUTO NACIONAL DE LA MUJER	2,233,900
133.1.0.0.0.00.	INGRESOS CORRIENTES	1,861,900
133.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,861,900
133.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,861,900
133.1.2.3.1.00.	GOBIERNO CENTRAL	1,861,900
133.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	1,861,900
133.2.0.0.0.00.	INGRESOS DE CAPITAL	372,000
133.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	372,000
133.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	372,000
133.2.3.2.1.00.	GOBIERNO CENTRAL	372,000
133.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	372,000

ARTÍCULO 102. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		1,861,900
	Total del Presupuesto de funcionamiento	**1,861,900**
	Inversión	
Construcción y Equipamiento		109,200



Desarrollo de Oportunidad para Mujeres		262,800
	Total del Presupuesto de inversión	**372,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**2,233,900**

CAPÍTULO XXII
1.34 SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA

ARTÍCULO 103. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2011:

Ingresos Totales	3,451,800
Menos: Aumento de Reservas	
Ingresos Disponibles	3,451,800
Gastos	3,451,800

ARTÍCULO 104. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

134.0.0.0.0.00.	SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	3,451,800
134.1.0.0.0.00.	INGRESOS CORRIENTES	2,474,300
134.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,474,300
134.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,474,300
134.1.2.3.1.00.	GOBIERNO CENTRAL	2,474,300
134.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	2,474,300
134.2.0.0.0.00.	INGRESOS DE CAPITAL	977,500
134.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	977,500
134.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	977,500
134.2.3.2.1.00.	GOBIERNO CENTRAL	977,500
134.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	977,500

ARTÍCULO 105. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se i

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		1,535,900
Prot. y Prom. Integral de Niñez y Adolec		938,400
	Total del Presupuesto de funcionamiento	**2,474,300**
	Inversión	
Sistema de Protección Integral de Niñez		639,000
Impl. Derechos Niñez, Adolesc. Familia		338,500
	Total del Presupuesto de inversión	**977,500**
	TOTAL DEL PRESUPUESTO DE GASTOS	**3,451,800**



CAPÍTULO XXIII
1.35 INSTITUTO PANAMEÑO DE DEPORTES

ARTÍCULO 106. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2011:

Ingresos Totales	18,759,400
Menos: Aumento de Reservas	
Ingresos Disponibles	18,759,400
Gastos	18,759,400

ARTÍCULO 107. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

135.0.0.0.0.00.	INSTITUTO PANAMEÑO DE DEPORTES	18,759,400
135.1.0.0.0.00.	INGRESOS CORRIENTES	10,759,400
135.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	10,759,400
135.1.2.1.0.00.	RENTA DE ACTIVOS	320,000
135.1.2.1.1.00.	ARRENDAMIENTOS	200,000
135.1.2.1.1.01.	ARRENDAMIENTOS	200,000
135.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	120,000
135.1.2.1.5.06.	ESPECTÁCULOS PÚBLICOS	120,000
135.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	10,274,400
135.1.2.3.1.00.	GOBIERNO CENTRAL	10,274,400
135.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	10,274,400
135.1.2.6.0.00.	INGRESOS VARIOS	165,000
135.1.2.6.0.99.	OTROS INGRESOS VARIOS	165,000
135.2.0.0.0.00.	INGRESOS DE CAPITAL	8,000,000
135.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	8,000,000
135.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	8,000,000
135.2.3.2.1.00.	GOBIERNO CENTRAL	8,000,000
135.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	8,000,000

ARTÍCULO 108. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		5,076,606
Fomento y Promoción del Deporte		3,518,129
Diseño Const. y Mant. de Obras e Inst.		1,846,765
Transferencias Varias		317,900
	Total del Presupuesto de funcionamiento	**10,759,400**
	Inversión	
Construcciones y Mejoras		8,000,000



Total del Presupuesto de inversión	**8,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**18,759,400**

CAPÍTULO XXIV
1.37 INSTITUTO NAL. DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO

ARTÍCULO 109. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2011:

Ingresos Totales	74,515,600
Menos: Aumento de Reservas	
Ingresos Disponibles	74,515,600
Gastos	74,515,600

ARTÍCULO 110. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

137.0.0.0.0.00.	INSTITUTO NACIONAL DE FORMACION PROFESIONAL Y CAP.	74,515,600
137.1.0.0.0.00.	INGRESOS CORRIENTES	24,515,600
137.1.1.0.0.00.	INGRESOS TRIBUTARIOS	24,365,600
137.1.1.1.0.00.	IMPUESTOS DIRECTOS	24,365,600
137.1.1.1.4.00.	SEGURO EDUCATIVO	24,365,600
137.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	24,365,600
137.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	150,000
137.1.2.1.0.00.	RENTA DE ACTIVOS	90,000
137.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	90,000
137.1.2.1.3.09.	TALLERES ARTESANALES	90,000
137.1.2.6.0.00.	INGRESOS VARIOS	60,000
137.1.2.6.0.99.	OTROS INGRESOS VARIOS	60,000
137.2.0.0.0.00.	INGRESOS DE CAPITAL	50,000,000
137.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	50,000,000
137.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	50,000,000
137.2.3.2.1.00.	GOBIERNO CENTRAL	50,000,000
137.2.3.2.1.13.	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	50,000,000

ARTÍCULO 111. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAI Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuaciónse indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	5,967,800
Formación de Recursos Humanos	5,142,200
Total del Presupuesto de funcionamiento	**11,110,000**



Inversión

Construcciones y Mejoras a Obras	8,074,200
Equipamiento de Centros y Sub-Centros	5,000,000
Granjas Sostenibles	605,100
Sistema de Formación Profesional - Dual	1,975,600
Formación y Capacitación Desarrollo H.	43,596,700
Fortalecimiento Institucional	4,154,000
Total del Presupuesto de inversión	**63,405,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**74,515,600**

CAPÍTULO XXV
1.40 INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL

ARTÍCULO 112. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2011:

Ingresos Totales	24,788,800
Menos: Aumento de Reservas	
Ingresos Disponibles	24,788,800
Gastos	24,788,800

ARTÍCULO 113. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

140.0.0.0.0.00.	INSTITUTO PANAMEÑO DE HABILITACION ESPECIAL	24,788,800
140.1.0.0.0.00.	INGRESOS CORRIENTES	23,288,800
140.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	23,288,800
140.1.2.1.0.00.	RENTA DE ACTIVOS	277,500
140.1.2.1.1.00.	ARRENDAMIENTOS	4,500
140.1.2.1.1.99.	OTROS ARRENDAMIENTOS N.E.O.C.	4,500
140.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	268,000
140.1.2.1.3.09.	TALLERES ARTESANALES	250,000
140.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	18,000
140.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	5,000
140.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	5,000
140.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	22,556,300
140.1.2.3.1.00.	GOBIERNO CENTRAL	22,556,300
140.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	22,556,300
140.1.2.4.0.00.	TASAS Y DERECHOS	185,000
140.1.2.4.1.00.	DERECHOS	35,000
140.1.2.4.1.33.	SERVICIO DE GUARDERÍA	35,000
140.1.2.4.2.00.	TASAS	150,000
140.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	150,000
140.1.2.6.0.00.	INGRESOS VARIOS	270,000
140.1.2.6.0.99.	OTROS INGRESOS VARIOS	270,000
140.2.0.0.0.00.	INGRESOS DE CAPITAL	1,500,000
140.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,500,000



140.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,500,000
140.2.3.2.1.00.	GOBIERNO CENTRAL	1,500,000
140.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	1,500,000

ARTÍCULO 114. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		4,204,784
Servicios de Habilitación		16,142,504
Servicio de Apoyo		1,360,228
Producción y Capacitación Laboral		1,047,484
Transferencias Varias		533,800
	Total del Presupuesto de funcionamiento	**23,288,800**
	Inversión	
Construcciones y Reparaciones		900,000
Suministros y Equipamiento		600,000
	Total del Presupuesto de inversión	**1,500,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**24,788,800**

CAPÍTULO XXVI
1.42 INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO

ARTÍCULO 115. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO para la vigencia fiscal de 2011:

Ingresos Totales	7,330,300
Menos: Aumento de Reservas	
Ingresos Disponibles	7,330,300
Gastos	7,330,300

ARTÍCULO 116. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

142.0.0.0.0.00.	INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	7,330,300
142.1.0.0.0.00.	INGRESOS CORRIENTES	7,330,300
142.1.1.0.0.00.	INGRESOS TRIBUTARIOS	6,585,300
142.1.1.1.0.00.	IMPUESTOS DIRECTOS	6,585,300
142.1.1.1.4.00.	SEGURO EDUCATIVO	6,585,300
142.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	6,585,300
142.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	745,000



142.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	730,000
142.1.2.3.7.00.	SECTOR PRIVADO	730,000
142.1.2.3.7.01.	5% APORTE DE LAS COOPERATIVAS	730,000
142.1.2.6.0.00.	INGRESOS VARIOS	15,000
142.1.2.6.0.99.	OTROS INGRESOS VARIOS	15,000

ARTÍCULO 117. Para la ejecución de programas de funcionamiento apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO AUTONÓMO COOPERATIVO para vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		2,851,408
Promoción y Fortalecimiento		4,059,992
Transferencias Varias		49,800
	Total del Presupuesto de funcionamiento	**6,961,200**
	Inversión	
Construcción		369,100
	Total del Presupuesto de inversión	**369,100**
	TOTAL DEL PRESUPUESTO DE GASTOS	**7,330,300**

CAPÍTULO XXVII
1.45 AUTORIDAD DE TURISMO DE PANAMÁ

ARTÍCULO 118. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AUTORIDAD DE TURISMO DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	48,482,800
Menos: Aumento de Reservas	
Ingresos Disponibles	48,482,800
Gastos	48,482,800

ARTÍCULO 119. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

145.0.0.0.0.00.	AUTORIDAD DE TURISMO DE PANAMÁ	48,482,800
145.1.0.0.0.00.	INGRESOS CORRIENTES	47,482,800
145.1.1.0.0.00.	INGRESOS TRIBUTARIOS	30,682,500
145.1.1.2.0.00.	IMPUESTOS INDIRECTOS	30,682,500
145.1.1.2.4.00.	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	30,682,500
145.1.1.2.4.03.	PASAJE AÉREO	9,361,700
145.1.1.2.4.04.	HOSPEDAJES	21,320,800
145.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	16,800,300
145.1.2.1.0.00.	RENTA DE ACTIVOS	1,822,000
145.1.2.1.1.00.	ARRENDAMIENTOS	1,822,000



145.1.2.1.1.01.	ARRENDAMIENTOS	1,822,000
145.1.2.4.0.00.	TASAS Y DERECHOS	14,673,700
145.1.2.4.2.00.	TASAS	14,673,700
145.1.2.4.2.24.	TASA DE SERVICIO AEROPORTUARIO (25%)	14,673,700
145.1.2.6.0.00.	INGRESOS VARIOS	304,600
145.1.2.6.0.99.	OTROS INGRESOS VARIOS	304,600
145.2.0.0.0.00.	INGRESOS DE CAPITAL	1,000,000
145.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,000,000
145.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,000,000
145.2.3.2.1.00.	GOBIERNO CENTRAL	1,000,000
145.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	1,000,000

ARTÍCULO 120. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD DE TURISMO DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		10,161,500
Fomento del Turismo		6,145,600
Transferencias Varias		508,000
Operaciones Financieras		530,000
	Total del Presupuesto de funcionamiento	**17,345,100**
	Inversión	
Promoción Turística		31,137,700
	Total del Presupuesto de inversión	**31,137,700**
	TOTAL DEL PRESUPUESTO DE GASTOS	**48,482,800**

CAPÍTULO XXVIII
1.46 AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL

ARTÍCULO 121. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2011:

Ingresos Totales	33,360,200
Menos: Aumento de Reservas	
Ingresos Disponibles	33,360,200
Gastos	33,360,200

ARTÍCULO 122. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

146.0.0.0.0.00.	AUTORIDAD NACIONAL PARA LA INNOVACION GUBERNAMENTAL	33,360,200
146.1.0.0.0.00.	INGRESOS CORRIENTES	4,360,200
146.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,360,200



146.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,360,200
146.1.2.3.1.00.	GOBIERNO CENTRAL	4,360,200
146.1.2.3.1.03.	PRESIDENCIA	4,360,200
146.2.0.0.0.00.	INGRESOS DE CAPITAL	29,000,000
146.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	29,000,000
146.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	29,000,000
146.2.3.2.1.00.	GOBIERNO CENTRAL	29,000,000
146.2.3.2.1.03.	PRESIDENCIA DE LA REPÚBLICA	29,000,000

ARTÍCULO 123. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continu:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,521,500
Modernización de la Gestión Pública	1,838,700
Total del Presupuesto de funcionamiento	**4,360,200**
Inversión	
Mejoras Instalac. y Equipamiento	29,000,000
Total del Presupuesto de inversión	**29,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**33,360,200**

CAPÍTULO XXIX
1.48 REGISTRO PÚBLICO DE PANAMÁ

ARTÍCULO 124. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	47,921,200
Menos: Aumento de Reservas	
Ingresos Disponibles	47,921,200
Gastos	47,921,200

ARTÍCULO 125. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

148.0.0.0.0.00.	REGISTRO PÚBLICO DE PANAMÁ	47,921,200
148.1.0.0.0.00.	INGRESOS CORRIENTES	47,762,500
148.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	40,000,000
148.1.2.4.0.00.	TASAS Y DERECHOS	38,000,000
148.1.2.4.1.00.	DERECHOS	35,000,000
148.1.2.4.1.58.	DERECHO DE REGISTRO	20,550,000



148.1.2.4.1.59.	DERECHO DE CERTIFICACIÓN	4,950,000
148.1.2.4.1.60.	DERECHO DE CALIFICACIÓN	9,500,000
148.1.2.4.2.00.	TASAS	3,000,000
148.1.2.4.2.61.	SERVICIO INTERIOR DE NAVES	2,800,000
148.1.2.4.2.62.	SERVICIO EXTERIOR DE NAVES	200,000
148.1.2.6.0.00.	INGRESOS VARIOS	2,000,000
148.1.2.6.0.99.	OTROS INGRESOS VARIOS	2,000,000
148.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	7,762,500
148.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	7,762,500
148.1.4.2.0.01.	DISPONIBLE LIBRE EN BANCO	7,762,500
148.2.0.0.0.00.	INGRESOS DE CAPITAL	158,700
148.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	158,700
148.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	158,700
148.2.3.2.8.00.	SECTOR EXTERNO	158,700
148.2.3.2.8.48.	SECTOR EXTERNO	158,700

ARTÍCULO 126. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		6,032,300
Operaciones de Registro Público		5,791,600
Archivos Nacionales		623,700
Tansferencias Varias		25,473,600
	Total del Presupuesto de funcionamiento	**37,921,200**
	Inversión	
Edificaciones		4,340,000
Equipo de Informàtica		5,660,000
	Total del Presupuesto de inversión	**10,000,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**47,921,200**

CAPÍTULO XXX
1.87 UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ

ARTÍCULO 127. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2011:

Ingresos Totales	32,036,900
Menos: Aumento de Reservas	
Ingresos Disponibles	32,036,900
Gastos	32,036,900



ARTÍCULO 128. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

187.0.0.0.0.00.	UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	32,036,900
187.1.0.0.0.00.	INGRESOS CORRIENTES	28,100,900
187.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	28,100,900
187.1.2.1.0.00.	RENTA DE ACTIVOS	454,400
187.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	454,400
187.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	54,400
187.1.2.1.3.12.	PRODUCTOS PROCESADOS	400,000
187.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	25,698,300
187.1.2.3.1.00.	GOBIERNO CENTRAL	25,698,300
187.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	25,698,300
187.1.2.4.0.00.	TASAS Y DERECHOS	1,682,900
187.1.2.4.1.00.	DERECHOS	1,627,500
187.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	19,000
187.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	427,300
187.1.2.4.1.98.	OTROS SERVICIOS DE GESTIÓN INSTIT.	1,181,200
187.1.2.4.2.00.	TASAS	55,400
187.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	9,400
187.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	46,000
187.1.2.6.0.00.	INGRESOS VARIOS	265,300
187.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	250,300
187.1.2.6.0.99.	OTROS INGRESOS VARIOS	15,000
187.2.0.0.0.00.	INGRESOS DE CAPITAL	3,936,000
187.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,136,000
187.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,136,000
187.2.3.2.1.00.	GOBIERNO CENTRAL	3,136,000
187.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	3,136,000
187.2.4.0.0.00.	SALDO EN CAJA Y BANCO	800,000
187.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	800,000
187.2.4.2.0.01.	SALDO DE CAPITAL	800,000

ARTÍCULO 129. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		8,818,300
Educación Superior		18,624,500
Investigación		658,100
	Total del Presupuesto de funcionamiento	**28,100,900**
	Inversión	
Construcción y Rehabilitación		1,339,300
Equipamiento		96,700
Investigación		2,500,000



Total del Presupuesto de inversión	**3,936,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**32,036,900**

CAPÍTULO XXXI
1.90 UNIVERSIDAD DE PANAMÁ

ARTÍCULO 130. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	171,546,200
Menos: Aumento de Reservas	
Ingresos Disponibles	171,546,200
Gastos	171,546,200

ARTÍCULO 131. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

190.0.0.0.0.00.	UNIVERSIDAD DE PANAMÁ	171,546,200
190.1.0.0.0.00.	INGRESOS CORRIENTES	164,728,400
190.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	164,728,400
190.1.2.1.0.00.	RENTA DE ACTIVOS	6,671,700
190.1.2.1.1.00.	ARRENDAMIENTOS	200,000
190.1.2.1.1.01.	ARRENDAMIENTOS	200,000
190.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	3,203,200
190.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	25,000
190.1.2.1.3.12.	PRODUCTOS PROCESADOS	1,111,000
190.1.2.1.3.98.	OTROS SERVICIOS AUTOGESTIÓN	2,042,200
190.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	25,000
190.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	3,268,500
190.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	3,268,500
190.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	140,816,400
190.1.2.3.1.00.	GOBIERNO CENTRAL	140,667,200
190.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	140,667,200
190.1.2.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	149,200
190.1.2.3.2.06.	ENTE REGULADOR DE LOS SERVICIOS PÚBLICOS	149,200
190.1.2.4.0.00.	TASAS Y DERECHOS	11,246,500
190.1.2.4.1.00.	DERECHOS	10,406,500
190.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	78,000
190.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	3,000,000
190.1.2.4.1.98.	OTROS SERVICIOS DE GESTIÓN INSTIT.	7,328,500
190.1.2.4.2.00.	TASAS	840,000
190.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	60,000
190.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	680,000
190.1.2.4.2.28.	REVÁLIDA DE TÍTULOS	100,000
190.1.2.6.0.00.	INGRESOS VARIOS	5,993,800
190.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	5,893,800
190.1.2.6.0.99.	OTROS INGRESOS VARIOS	100,000



190.2.0.0.0.00.	INGRESOS DE CAPITAL	6,817,800
190.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	6,817,800
190.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	6,817,800
190.2.3.2.1.00.	GOBIERNO CENTRAL	6,817,800
190.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	6,817,800

ARTÍCULO 132. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	52,201,554
Educación Superior.	102,055,977
Investigación	7,656,034
Extensión Cultural	2,814,135
Transferencias Varias	700
Total del Presupuesto de funcionamiento	**164,728,400**
Inversión	
Construcciones y Equipamiento	6,667,800
Seguimiento a Proy .de Inversión	150,000
Total del Presupuesto de inversión	**6,817,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**171,546,200**

CAPÍTULO XXXII

1.91 UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ

ARTÍCULO 133. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	7,941,800
Menos: Aumento de Reservas	
Ingresos Disponibles	7,941,800
Gastos	7,941,800

ARTÍCULO 134. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

191.0.0.0.0.00.	UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	7,941,800
191.1.0.0.0.00.	INGRESOS CORRIENTES	7,941,800
191.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7,941,800
191.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,203,000
191.1.2.3.1.00.	GOBIERNO CENTRAL	3,103,000
191.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	3,103,000
191.1.2.3.3.00.	EMPRESAS PÚBLICAS	2,100,000
191.1.2.3.3.03.	TRANSFERENCIA CORRIENTE-AMP	2,100,000



191.1.2.4.0.00.	TASAS Y DERECHOS	2,638,800
191.1.2.4.1.00.	DERECHOS	2,638,800
191.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	2,638,800
191.1.2.6.0.00.	INGRESOS VARIOS	100,000
191.1.2.6.0.99.	OTROS INGRESOS VARIOS	100,000

ARTÍCULO 135. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección Y Adminitración General	3,276,600
Educación Superior	3,329,800
Total del Presupuesto de funcionamiento	**6,606,400**
Inversión	
Rehabilitación de Edificio	670,000
Instalación de Laboratorios/Simuladores	275,000
Equipamiento	390,400
Total del Presupuesto de inversión	**1,335,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,941,800**

CAPÍTULO XXXIII
1.93 UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS

ARTÍCULO 136. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2011:

Ingresos Totales	13,603,300
Menos: Aumento de Reservas	
Ingresos Disponibles	13,603,300
Gastos	13,603,300

ARTÍCULO 137. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

193.0.0.0.0.00.	UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	13,603,300
193.1.0.0.0.00.	INGRESOS CORRIENTES	11,768,300
193.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	11,768,300
193.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	8,710,900
193.1.2.3.1.00.	GOBIERNO CENTRAL	8,710,900
193.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	8,710,900
193.1.2.4.0.00.	TASAS Y DERECHOS	1,900,000
193.1.2.4.1.00.	DERECHOS	1,900,000
193.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	1,900,000
193.1.2.6.0.00.	INGRESOS VARIOS	1,157,400



193.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	1,142,200
193.1.2.6.0.99.	OTROS INGRESOS VARIOS	15,200
193.2.0.0.0.00.	INGRESOS DE CAPITAL	1,835,000
193.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,835,000
193.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,835,000
193.2.3.2.1.00.	GOBIERNO CENTRAL	1,835,000
193.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	1,835,000

ARTÍCULO 138. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,726,000
Educación Superior	7,042,300
Total del Presupuesto de funcionamiento	**11,768,300**
Inversión	
Remodelaciones	460,000
Construcciones	1,000,000
Equipam. de Labora. y Clínica Interdisc.	375,000
Total del Presupuesto de inversión	**1,835,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**13,603,300**

CAPÍTULO XXXIV
1.95 UNIVERSIDAD TECNOLÓGICA DE PANAMÁ

ARTÍCULO 139. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	62,385,000
Menos: Aumento de Reservas	
Ingresos Disponibles	62,385,000
Gastos	62,385,000

ARTÍCULO 140. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

195.0.0.0.0.00.	UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	62,385,000
195.1.0.0.0.00.	INGRESOS CORRIENTES	56,885,000
195.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	56,885,000
195.1.2.1.0.00.	RENTA DE ACTIVOS	5,162,300
195.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	5,162,300
195.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	602,000



195.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	4,560,300
195.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	48,233,300
195.1.2.3.1.00.	GOBIERNO CENTRAL	48,233,300
195.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	48,233,300
195.1.2.4.0.00.	TASAS Y DERECHOS	2,803,000
195.1.2.4.1.00.	DERECHOS	2,487,000
195.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	2,447,000
195.1.2.4.1.99.	OTROS - BIBLIOTECA	40,000
195.1.2.4.2.00.	TASAS	316,000
195.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	316,000
195.1.2.6.0.00.	INGRESOS VARIOS	686,400
195.1.2.6.0.99.	OTROS INGRESOS VARIOS	686,400
195.2.0.0.0.00.	INGRESOS DE CAPITAL	5,500,000
195.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	5,500,000
195.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	5,500,000
195.2.3.2.1.00.	GOBIERNO CENTRAL	5,500,000
195.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	5,500,000

ARTÍCULO 141. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		**ASIGNACIÓN EN BALBOAS**
	Funcionamiento	
Dirección y Administración General		14,670,554
Educación Superior Tecnológica		35,969,406
Investigación, Post-Grado y Extensión		6,245,040
	Total del Presupuesto de funcionamiento	**56,885,000**
	Inversión	
Construcciones Educativas		4,274,500
Mobiliario, Libros y Equipo Educacional		1,225,500
	Total del Presupuesto de inversión	**5,500,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**62,385,000**

CAPÍTULO XXXV
1.97 ZONA FRANCA DE BARÚ

ARTÍCULO 142. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2011:

Ingresos Totales	410,000
Menos: Aumento de Reservas	
Ingresos Disponibles	410,000
Gastos	410,000



ARTÍCULO 143. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

197.0.0.0.0.00.	ZONA FRANCA DE BARÚ	410,000
197.1.0.0.0.00.	INGRESOS CORRIENTES	410,000
197.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	410,100
197.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	377,100
197.1.2.3.1.00.	GOBIERNO CENTRAL	377,100
197.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	377,100
197.1.2.4.0.00.	TASAS Y DERECHOS	32,900
197.1.2.4.2.00.	TASAS	32,900
197.1.2.4.2.43.	CLAVES DE OPERACIÓN	30,800
197.1.2.4.2.45.	EXPEDICIÓN DE DOCUMENTO	2,100
197.1.2.6.0.00.	INGRESOS VARIOS	100
197.1.2.6.0.99.	OTROS INGRESOS VARIOS	100
197.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	-100
197.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	-100
197.1.4.2.0.01.	DISPONIBLE LIBRE EN BANCO	-100

ARTÍCULO 144. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2011 cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		410,000
	Total del Presupuesto de funcionamiento	**410,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**410,000**



TÍTULO IV
PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

ARTÍCULO 145. Apruébase los presupuestos de las Empresas Públicas para la vigencia fiscal de 2011 cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas :

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	833,772,800	191,141,600	1,024,914,400	725,600,300	299,314,100	1,024,914,400
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	99,232,100	52.807.300	152.039,400	75,866,700	76,172,700	152.039.400
AUTORIDAD MARÍTIMA DE PANAMÁ	364,500,000	0	164.500.000	150,608,600	13,891.400	164.500,000
BINGOS NACIONALES	1,034,000	0	1.034,000	1.018,000	16.000	1.034.000
AUTORIDAD AERONÁUTICA CIVIL	30,500,000	40,115,000	70,615.000	23,143,800	47.471,200	70.615.000
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	139.255,000	51.000,000	190.255,000	113.542.600	76.712.400	190.255,000
INSTITUTO DE MERCADEO AGROPECUARIO	6,155,800	2.550,000	8.705,800	5.290,600	3,415.200	8.705.800
EMPRESA DE GENERACION ELÉCTRICA S.A.	35,410.700	0	35,410,700	35.281,700	129.000	35.410.700
EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	75,165,400	13,048,000	88,213,400	42,020,800	46,192,600	88,213.400
LOTERÍA NACIONAL DE BENEFICENCIA	183,492.100	0	183.492,100	176,878.300	6.613.800	183.492.100
ZONA LIBRE DE COLÓN	90,800,000	21,442,500	112,242.500	93,803,900	18,438,600	112.242.500
AGENCIA DEL ÁREA PANAMÁ PACÍFICO	8,227,700	10,178,800	18.406.500	8.145.300	10.261.200	18.406.500

ARTÍCULO 146. Apruébase los gastos corrientes de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2011, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIO	INTERESES DE LA DEUDA	TOTAL
TOTAL	387,812,900	64,793,100	252,602,900	6,600,000	13,791,400	725,600,300
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	36.502.100	26.264.100	0	4.500,000	8,600,500	75,866,700
AUTORIDAD MARÍTIMA DE PANAMÁ	44,569,800	10,007.100	93,500,000	2,100,000	431,700	150,608,600
BINGOS NACIONALES	984,000	34,000	0	0	0	1,018,000
AUTORIDAD AERONÁUTICA CIVIL	20,969,500	1,501,200	0	0	673,100	23,143,800
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	112.349,600	852.100	0	0	340,900	113,542,600
INSTITUTO DE MERCADEO AGROPECUARIO	5.111,800	167,500	0	0	11,300	5,290,600
EMPRESA DE GENERACION ELÉCTRICA S.A.	33,049,700	2.232,000	0	0	0	35,281,700
EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	25,643,300	13,299.200	0	0	3,078,300	42,020,800
LOTERÍA NACIONAL DE BENEFICENCIA	88,506,700	4,371,500	84,000,100	0	0	176,878,300
ZONA LIBRE DE COLÓN	13,409,000	4,036,500	75,102,800	0	1,255,600	93,803,900
AGENCIA DEL ÁREA PANAMÁ PACÍFICO	6.717.400	1,427,900	0	0	0	8.145.300


1/ Aporte al fisco incluye impuestos

ARTÍCULO 147. Apruébanse los gastos de capital de los Presupuestos de las Empresas Públicas para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
TOTAL	**275,239,400**	**2,568,300**	**0**	**21,506,400**	**299,314,100**
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	71,467,300	705,400	0	4,000,000	76,172,700
AUTORIDAD MARÍTIMA DE PANAMÁ	11,696,800	0	0	2,194,600	13.891.400
BINGOS NACIONALES	0	16,000	0	0	16,000
AUTORIDAD AERONÁUTICA CIVIL	45,720,400	435,000	0	1,315,800	47,471,200
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	74,257,400	430,000	0	2,025,000	76,712,400
INSTITUTO DE MERCADEO AGROPECUARIO	2,950,000	364,400	0	100,800	3,415,200
EMPRESA DE GENERACION ELÉCTRICA S.A.	0	129,000	0	0	129,000
EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	39,560,400	45,000	0	6,587,200	46,192,600
LOTERÍA NACIONAL DE BENEFICENCIA	6,414,100	199,700	0	0	6,613,800
ZONA LIBRE DE COLÓN	12,994,200	161,400	0	5,283,000	18,438,600
AGENCIA DEL ÁREA PANAMÁ PACÍFICO	10,178,800	82,400	0	0	10,261,200

CAPÍTULO II

2.02 AEROPUERTO INTERNACIONAL TOCUMEN, S.A.

ARTÍCULO 148. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2011:

Ingresos Totales	152,039,400
Menos: Aumento de Reservas	
Ingresos Disponibles	152,039,400
Gastos	152,039,400

ARTÍCULO 149. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

202.0.0.0.0.00.	AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.	152,039,400
202.1.0.0.0.00.	INGRESOS CORRIENTES	99,232,100
202.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	99,232,100
202.1.2.1.0.00.	RENTA DE ACTIVOS	24,716,200
202.1.2.1.1.00.	ARRENDAMIENTOS	5,579,800
202.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	5,579,800
202.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	4,529,400



202.1.2.1.3.04.	VENTA DE ENERGÍA	2,420,600
202.1.2.1.3.07.	AGUA	31,400
202.1.2.1.3.11.	COMBUSTIBLE	2,077,400
202.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	14,607,000
202.1.2.1.4.03.	SERVICIOS TELÉFONICOS Y CABLEGRÁFICOS	5,500
202.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	8,567,200
202.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	284,300
202.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	5,317,400
202.1.2.1.4.17.	MOVILIZACIÓN DE CARGA (PROY.ARENERO)	432,600
202.1.2.4.0.00.	TASAS Y DERECHOS	73,461,400
202.1.2.4.1.00.	DERECHOS	73,461,400
202.1.2.4.1.17.	USO DE AEROPUERTOS	49,455,900
202.1.2.4.1.34.	ESTACIONAMIENTO PÚBLICO Y ESTAC	1,385,500
202.1.2.4.1.45.	OTRAS CONCESIONES	22,620,000
202.1.2.6.0.00.	INGRESOS VARIOS	1,054,500
202.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	450,000
202.1.2.6.0.99.	OTROS INGRESOS VARIOS	604,500
202.2.0.0.0.00.	INGRESOS DE CAPITAL	52,807,300
202.2.2.0.0.00.	RECURSOS DEL CRÉDITO	38,757,300
202.2.2.1.0.00.	CRÉDITO INTERNO	38,757,300
202.2.2.1.4.00.	PRÉSTAMOS	38,757,300
202.2.2.1.4.10.	BNP- PARIBAS	38,757,300
202.2.4.0.0.00.	SALDO EN CAJA Y BANCO	14,050,000
202.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	14,050,000
202.2.4.2.0.01.	SALDO DE CAPITAL	14,050,000

ARTÍCULO 150. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		52,438,900
Operaciones Aeroportuarias		28,133,200
	Total del Presupuesto de funcionamiento	**80,572,100**
	Inversión	
Ampliación y Remodelación		32,710,000
Plan de Expansión		38,757,300
	Total del Presupuesto de inversión	**71,467,300**
	TOTAL DEL PRESUPUESTO DE GASTOS	**152,039,400**

CAPÍTULO III

2.03 AUTORIDAD MARÍTIMA DE PANAMÁ

ARTÍCULO 151. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2011:



Ingresos Totales	164,500,000
Menos: Aumento de Reservas	
Ingresos Disponibles	164,500,000
Gastos	164,500,000

ARTÍCULO 152. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

203.0.0.0.0.00.	AUTORIDAD MARÍTIMA DE PANAMÁ	164,500,000
203.1.0.0.0.00.	INGRESOS CORRIENTES	164,500,000
203.1.1.0.0.00.	INGRESOS TRIBUTARIOS	34,242,702
203.1.1.1.0.00.	IMPUESTOS DIRECTOS	34,242,702
203.1.1.1.2.00.	SOBRE LA PROPIEDAD Y PATRIMONIO	34,242,702
203.1.1.1.2.03.	IMPUESTOS DE NAVES	34,242,702
203.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	130,257,298
203.1.2.1.0.00.	RENTA DE ACTIVOS	38,378,000
203.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	38,378,000
203.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	27,878,000
203.1.2.1.4.17.	MOVILIZACIÓN DE CARGA (PROY.ARENERO)	10,500,000
203.1.2.4.0.00.	TASAS Y DERECHOS	88,134,887
203.1.2.4.1.00.	DERECHOS	26,710,750
203.1.2.4.1.06.	ABANDERAMIENTO DE NAVES	3,410,350
203.1.2.4.1.44.	CONCESIONES EN ÁREAS PORTUARIAS	23,300,400
203.1.2.4.2.00.	TASAS	61,424,137
203.1.2.4.2.07.	FAROS Y BOYAS	5,000,000
203.1.2.4.2.08.	RECAUDOS CONSULARES	7,701,000
203.1.2.4.2.13.	DOCUMENTACIÓN DE NAVES	5,949,600
203.1.2.4.2.55.	ARQUEO Y AVALUO DE NAVES	100,000
203.1.2.4.2.56.	INVESTIGACIÓN DE ACCIDENTES	4,861,000
203.1.2.4.2.57.	CERTIFICACIÓN DE COMPETENCIA	21,000,000
203.1.2.4.2.58.	3% DE NAVES ACCIDENTADAS	5,610,487
203.1.2.4.2.59.	INSPECCIÓN DE NAVES	10,802,050
203.1.2.4.2.60.	EXÁMENES A OFICIALES MARINOS	400,000
203.1.2.6.0.00.	INGRESOS VARIOS	3,744,411
203.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	744,411
203.1.2.6.0.50.	INGRESOS VARIOS NAVES	1,500,000
203.1.2.6.0.51.	INGRESOS VARIOS CONSULARES	1,500,000

ARTÍCULO 153. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	20,397,400
Servicios de la Act. Marítima	25,908,200
Servicios Portuarios	6,989,800



Transferencias	95,600,000
Terminales de Combustibles	3,907,800
Total del Presupuesto de funcionamiento	**152,803,200**
Inversión	
Adquisición de Equipo y Consultorías	5,846,800
Puertos	5,380,000
Eq. Estudios y Evaluaciones en Puertos	470,000
Total del Presupuesto de inversión	**11,696,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**164,500,000**

CAPÍTULO IV

2.08 BINGOS NACIONALES

ARTÍCULO 154. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de los BINGOS NACIONALES para la vigencia fiscal de 2011:

Ingresos Totales	1,034,000
Menos: Aumento de Reservas	
Ingresos Disponibles	1,034,000
Gastos	1,034,000

ARTÍCULO 155. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

208.0.0.0.0.00.	BINGOS NACIONALES	1,034,000
208.1.0.0.0.00.	INGRESOS CORRIENTES	1,034,000
208.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,034,000
208.1.2.1.0.00.	RENTA DE ACTIVOS	1,034,000
208.1.2.1.1.00.	ARRENDAMIENTOS	62,000
208.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	62,000
208.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	972,000
208.1.2.1.5.05.	VENTA DE FORMULARIOS Y FICHAS	972,000

ARTÍCULO 156. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de los BINGOS NACIONALES para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	177,500
Administración de Bingos	856,500
Total del Presupuesto de funcionamiento	**1,034,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,034,000**



CAPÍTULO V

2.38 AUTORIDAD AERONÁUTICA CIVIL

ARTÍCULO 157. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de los AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2011:

Ingresos Totales	70,615,000
Menos: Aumento de Reservas	
Ingresos Disponibles	70,615,000
Gastos	70,615,000

ARTÍCULO 158. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

238.0.0.0.0.00.	AUTORIDAD AERONÁUTICA CIVIL	70,615,000
238.1.0.0.0.00.	INGRESOS CORRIENTES	30,500,000
238.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	30,500,000
238.1.2.1.0.00.	RENTA DE ACTIVOS	16,420,000
238.1.2.1.1.00.	ARRENDAMIENTOS	1,000,000
238.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	1,000,000
238.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	60,000
238.1.2.1.3.11.	COMBUSTIBLE	60,000
238.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	15,360,000
238.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	780,000
238.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	230,000
238.1.2.1.4.18.	SER. DE PROTECCIÓN AL VUELO	14,350,000
238.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	10,500,000
238.1.2.3.1.00.	GOBIERNO CENTRAL	6,000,000
238.1.2.3.1.17.	MINISTERIO DE GOBIERNO	6,000,000
238.1.2.3.3.00.	EMPRESAS PÚBLICAS	4,500,000
238.1.2.3.3.02.	AERO. INTENAL. TOCUMEN. S.A.	4,500,000
238.1.2.4.0.00.	TASAS Y DERECHOS	2,450,000
238.1.2.4.1.00.	DERECHOS	2,450,000
238.1.2.4.1.17.	USO DE AEROPUERTOS	1,700,000
238.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	750,000
238.1.2.6.0.00.	INGRESOS VARIOS	1,130,000
238.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	50,000
238.1.2.6.0.10.	VIGENCIAS EXPIRADAS	650,000
238.1.2.6.0.99.	OTROS INGRESOS VARIOS	430,000
238.2.0.0.0.00.	INGRESOS DE CAPITAL	40,115,000
238.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	40,115,000
238.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	40,115,000
238.2.3.2.1.00.	GOBIERNO CENTRAL	40,115,000
238.2.3.2.1.17.	MINISTERIO DE GOBIERNO	40,115,000



ARTÍCULO 159. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de los AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,074,088
Servicios Aeronáuticos	5,662,996
Operación de Aeropuertos	3,975,616
Transferencias Varias	1,193,000
Operaciones Financieras	1,988,900
Total del Presupuesto de funcionamiento	**24,894,600**
Inversión	
Adquisición y Rehabilitación de Equipo	1,465,000
Rehabil. y Mantenim. Aeroportuario	44,255,400
Total del Presupuesto de inversión	**45,720,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**70,615,000**

CAPÍTULO VI

2.66 INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES

ARTÍCULO 160. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2011:

Ingresos Totales	190,255,000
Menos: Aumento de Reservas	
Ingresos Disponibles	190,255,000
Gastos	190,255,000

ARTÍCULO 161. El detalle del presupuesto de ingresos aprobado en el artículo anterior, es el que a continuación se indica:

266.0.0.0.0.00.	INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	190,255,000
266.1.0.0.0.00.	INGRESOS CORRIENTES	139,255,000
266.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	139,255,000
266.1.2.1.0.00.	RENTA DE ACTIVOS	89,179,000
266.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	89,179,000
266.1.2.1.3.07.	AGUA	89,179,000
266.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	10,000,000
266.1.2.3.1.00.	GOBIERNO CENTRAL	10,000,000
266.1.2.3.1.12.	MINISTERIO DE SALUD	10,000,000
266.1.2.4.0.00.	TASAS Y DERECHOS	12,000,000
266.1.2.4.1.00.	DERECHOS	12,000,000
266.1.2.4.1.19.	SERVICIO DE ALCANTARILLADO	12,000,000
266.1.2.5.0.00.	CONTRIBUCIÓN DE MEJORAS	2,000,000



266.1.2.5.0.01.	TASA DE VALORIZACIÓN	2,000,000
266.1.2.6.0.00.	INGRESOS VARIOS	26,076,000
266.1.2.6.0.10.	VIGENCIAS EXPIRADAS	20,476,000
266.1.2.6.0.99.	OTROS INGRESOS VARIOS	5,600,000
266.2.0.0.0.00.	INGRESOS DE CAPITAL	51,000,000
266.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	51,000,000
266.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	51,000,000
266.2.3.2.1.00.	GOBIERNO CENTRAL	51,000,000
266.2.3.2.1.12.	MINISTERIO DE SALUD	51,000,000

ARTÍCULO 162. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	14,619,100
Dotación de Agua y Alcant. Sanitario	83,368,900
Comercialización	1,570,400
Servicios Regionales	14,073,300
Operaciones Financieras	2,365,900
Total del Presupuesto de funcionamiento	**115,997,600**
Inversión	
Desarrollo del Sistema de Agua	57,663,500
Desarrollo Sist. Alcantarillado	11,450,000
Inversiones Complementarias	5,143,900
Total del Presupuesto de inversión	**74,257,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**190,255,000**

CAPÍTULO VII

2.70 INSTITUTO DE MERCADEO AGROPECUARIO

ARTÍCULO 163. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2011:

Ingresos Totales	8,705,800
Menos: Aumento de Reservas	
Ingresos Disponibles	8,705,800
Gastos	8,705,800

ARTÍCULO 164. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

270.0.0.0.0.00.	INSTITUTO DE MERCADEO AGROPECUARIO	8,705,800



270.1.0.0.0.00.	INGRESOS CORRIENTES	6,155,800
270.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,155,800
270.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,220,700
270.1.2.3.1.00.	GOBIERNO CENTRAL	5,220,700
270.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	5,220,700
270.1.2.6.0.00.	INGRESOS VARIOS	935,100
270.1.2.6.0.99.	OTROS INGRESOS VARIOS	935,100
270.2.0.0.0.00.	INGRESOS DE CAPITAL	2,550,000
270.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,550,000
270.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,550,000
270.2.3.2.1.00.	GOBIERNO CENTRAL	2,550,000
270.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	2,550,000

ARTÍCULO 165. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		2,573,389
Apoyo a la Comercialización		3,070,311
Operaciones Financieras		112,100
	Total del Presupuesto de funcionamiento	**5,755,800**
	Inversión	
Comercialización		400,000
Modernizacion Serv. Agropecuarios		2,550,000
	Total del Presupuesto de inversión	**2,950,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**8,705,800**

CAPÍTULO VIII

2.73 EMPRESA DE GENERACIÓN ELÉCTRICA , S.A.

ARTÍCULO 166. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA S.A. para la vigencia fiscal de 2011:

Ingresos Totales	35,410,700
Menos: Aumento de Reservas	
Ingresos Disponibles	35,410,700
Gastos	35,410,700

ARTÍCULO 167. El detalle del presupuesto de ingresos aprobado en el artículo anterior que a continuación se indica:

273.0.0.0.0.0.00.	EMPRESA DE GENERACION ELÉCTRICA S.A.	35,410,700
273.1.0.0.0.0.00.	INGRESOS CORRIENTES	35,410,700



273.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	33,410,700
273.1.2.1.0.00.	RENTA DE ACTIVOS	3,639,700
273.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	3,639,700
273.1.2.1.3.04.	VENTA DE ENERGÍA	3,639,700
273.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	29,771,000
273.1.2.3.1.00.	GOBIERNO CENTRAL	29,771,000
273.1.2.3.1.16.	TRANSFERENCIA CORRIENTE MEF	29,771,000
273.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	2,000,000
273.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	2,000,000
273.1.4.2.0.01.	SALDO CORRIENTE	2,000,000

ARTÍCULO 168. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del EMPRESA DE GENERACIÓN ELÉCTRICA S.A. para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	33,285,700
Transferencias Varias	2,125,000
Total del Presupuesto de funcionamiento	**35,410,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**35,410,700**

CAPÍTULO IX

2.78 EMPRESA DE TRANSMISIÓN ELÉCTRICA , S.A.

ARTÍCULO 169. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2011:

Ingresos Totales	88,213,400
Menos: Aumento de Reservas	
Ingresos Disponibles	88,213,400
Gastos	88,213,400

ARTÍCULO 170. El detalle del presupuesto de ingresos aprobado en el artículo anterior que a continuación se indica:

278.0.0.0.0.00.	EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	88,213,400
278.1.0.0.0.00.	INGRESOS CORRIENTES	75,165,400
278.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	75,065,400
278.1.2.4.0.00.	TASAS Y DERECHOS	72,065,400
278.1.2.4.2.00.	TASAS	72,065,400
278.1.2.4.2.65.	PEAJE POR TRANSMISIÓN DE ENERGÍA	72,065,400
278.1.2.6.0.00.	INGRESOS VARIOS	3,000,000
278.1.2.6.0.99.	OTROS INGRESOS VARIOS	3,000,000
278.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	100,000



278.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	100,000
278.1.3.2.0.23.	A EMPRESAS	100,000
278.2.0.0.0.00.	INGRESOS DE CAPITAL	13,048,000
278.2.2.0.0.00.	RECURSOS DEL CRÉDITO	11,238,000
278.2.2.2.0.00.	CRÉDITO EXTERNO	11,238,000
278.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	11,238,000
278.2.2.2.1.31.	B.I.D-2024 OC/PN	11,238,000
278.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,810,000
278.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,810,000
278.2.3.2.1.00.	GOBIERNO CENTRAL	1,810,000
278.2.3.2.1.16.	MEF	1,810,000

ARTÍCULO 171. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		25,679,700
Operación Integrada		13,307,800
Operaciones Financieras		9,665,500
	Total del Presupuesto de funcionamiento	**48,653,000**
	Inversión	
Transmision		33,356,800
Fortalec. de Otras Inv. de Etesa		6,203,600
	Total del Presupuesto de inversión	**39,560,400**
	TOTAL DEL PRESUPUESTO DE GASTOS	**88,213,400**

CAPÍTULO X

2.82 LOTERÍA NACIONAL DE BENEFICENCIA

ARTÍCULO 172. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2011:

Ingresos Totales	183,492,100
Menos: Aumento de Reservas	
Ingresos Disponibles	183,492,100
Gastos	183,492,100

ARTÍCULO 173. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

282.0.0.0.0.00.	LOTERÍA NACIONAL DE BENEFICENCIA	183,492,100
282.1.0.0.0.00.	INGRESOS CORRIENTES	183,492,100



282.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	183,492,100
282.1.2.1.0.00.	RENTA DE ACTIVOS	183,393,100
282.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	183,393,100
282.1.2.1.5.01.	EMISIONES DE BILLETES DE LOTERÍA	134,425,000
282.1.2.1.5.04.	PREMIOS DEVUELTOS Y CADUCADOS	48,968,100
282.1.2.6.0.00.	INGRESOS VARIOS	99,000
282.1.2.6.0.99.	OTROS INGRESOS VARIOS	99,000

ARTÍCULO 174. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	16,876,054
Administración de Billetes	72,170,346
Transferencias	88,031,600
Total del Presupuesto de funcionamiento	**177,078,000**
Inversión	
Infraestructura	1,700,000
Equipamiento	4,714,100
Total del Presupuesto de inversión	**6,414,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**183,492,100**

CAPÍTULO XI

2.96 ZONA LIBRE DE COLÓN

ARTÍCULO 175. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2011:

Ingresos Totales	112,242,500
Menos: Aumento de Reservas	
Ingresos Disponibles	112,242,500
Gastos	112,242,500

ARTÍCULO 176. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

296.0.0.0.0.00.	ZONA LIBRE DE COLÓN	112,242,500
296.1.0.0.0.00.	INGRESOS CORRIENTES	90,800,000
296.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	90,638,000
296.1.2.1.0.00.	RENTA DE ACTIVOS	68,420,000
296.1.2.1.1.00.	ARRENDAMIENTOS	33,612,000
296.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	9,000,000



296.1.2.1.1.02.	DE LOTES Y TIERRAS	24,612,000
296.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	16,560,000
296.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	16,560,000
296.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	18,248,000
296.1.2.1.4.02.	ASEO Y RECOLECCIÓN DE BASURA	1,248,000
296.1.2.1.4.06.	SERVICIO DE ALMACENAJE	17,000,000
296.1.2.4.0.00.	TASAS Y DERECHOS	21,858,000
296.1.2.4.2.00.	TASAS	21,858,000
296.1.2.4.2.21.	REFRENDO DE DOCUMENTOS	216,000
296.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	468,000
296.1.2.4.2.45.	EXPEDICIÓN DE DOCUMENTO	2,484,000
296.1.2.4.2.51.	TASA DE SEGURIDAD Y VIGILANCIA	4,440,000
296.1.2.4.2.99.	OTRAS TASAS	14,250,000
296.1.2.6.0.00.	INGRESOS VARIOS	360,000
296.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	240,000
296.1.2.6.0.99.	OTROS INGRESOS VARIOS	120,000
296.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	162,000
296.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	162,000
296.1.3.2.0.21.	POR GOBIERNO CENTRAL	162,000
296.2.0.0.0.00.	INGRESOS DE CAPITAL	21,442,500
296.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	21,442,500
296.2.1.1.0.00.	VENTA DE ACTIVOS	21,442,500
296.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	21,442,500
296.2.1.1.1.02.	EDIFICIOS	21,442,500

ARTÍCULO 177. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		10,224,100
Comercialización y Desarrollo		3,830,800
Transferencias Varias		78,654,800
Operaciones Financieras		6,538,600
	Total del Presupuesto de funcionamiento	**99,248,300**
	Inversión	
Inversiones Estratégicas de Zona Libre		12,994,200
	Total del Presupuesto de inversión	**12,994,200**
	TOTAL DEL PRESUPUESTO DE GASTOS	**112,242,500**

CAPÍTULO XII

2.97 AGENCIA DEL ÁREA PANAMÁ PACÍFICO

ARTÍCULO 178. Para la ejecución de los programas de funcionamiento e inversión apruébase el



presupuesto de ingresos y gastos de la AGENCIA DEL ÁREA PANAMÁ PACÍFICO para la vigencia fiscal de 2011:

Ingresos Totales	18,406,500
Menos: Aumento de Reservas	
Ingresos Disponibles	18,406,500
Gastos	18,406,500

ARTÍCULO 179. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

297.0.0.0.0.00.	AGENCIA DEL AREA PANAMA PACÍFICO	18,406,500
297.1.0.0.0.00.	INGRESOS CORRIENTES	8,227,700
297.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,227,700
297.1.2.1.0.00.	RENTA DE ACTIVOS	963,000
297.1.2.1.1.00.	ARRENDAMIENTOS	963,000
297.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	316,400
297.1.2.1.1.02.	DE LOTES Y TIERRAS	646,600
297.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	7,014,700
297.1.2.3.1.00.	GOBIERNO CENTRAL	7,014,700
297.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	7,014,700
297.1.2.6.0.00.	INGRESOS VARIOS	250,000
297.1.2.6.0.99.	OTROS INGRESOS VARIOS	250,000
297.2.0.0.0.00.	INGRESOS DE CAPITAL	10,178,800
297.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	2,378,800
297.2.1.1.0.00.	VENTA DE ACTIVOS	2,378,800
297.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	2,378,800
297.2.1.1.1.01.	TERRENOS	2,378,800
297.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	7,800,000
297.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	7,800,000
297.2.3.2.1.00.	GOBIERNO CENTRAL	7,800,000
297.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	7,800,000

ARTÍCULO 180. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AGENCIA DEL ÁREA PANAMÁ PACÍFICO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		3,679,380
Desarrollo del Area Panamá Pacifico		4,548,320
	Total del Presupuesto de funcionamiento	**8,227,700**
	Inversión	
Desarrollo de Infraestructura		10,178,800
	Total del Presupuesto de inversión	**10,178,800**
	TOTAL DEL PRESUPUESTO DE GASTOS	**18,406,500**



TÍTULO V

PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

ARTÍCULO 181. Apruébase los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2011, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas :

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	**462,605,800**	**1,597,042,900**	**2,059,648,700**	**393,586,300**	**1,666,062,400**	**2,059,648,700**
SUPERINTENDENCIA DE BANCOS	12,315,000	0	12,315,000	11,586,100	728,900	12,315,000
BANCO DE DESARROLLO AGROPECUARIO	36,900,000	43,200,000	80,100,000	13,287,000	66,813,000	80,100,000
BANCO HIPOTECARIO NACIONAL	6,072,400	14,327,800	20,400,200	11,081,800	9,318,400	20,400,200
BANCO NACIONAL DE PANAMÁ	273,985,700	1,191,135,700	1,465,121,400	253,338,300	1,211,783,100	1,465,121,400
CAJA DE AHORROS	121,565,600	347,935,400	469,501,000	95,739,100	373,761,900	469,501,000
COMISIÓN NACIONAL DE VALORES	3,721,400	0	3,721,400	3,593,900	127,500	3,721,400
INSTITUTO DE SEGURO AGROPECUARIO	8,045,700	444,000	8,489,700	4,960,100	3,529,600	8,489,700

ARTÍCULO 182. Apruébase los gastos corrientes de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2011, cuya composición se expresa a continuación en Balboas :

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACION CORRIENTES	TRANSFERENCIAS CORRIENTES	APORTES AL FISCO	SUBSIDIO	INTERESES DE LA DEUDA	TOTAL
TOTAL	**288,328,700**	**98,453,700**	**0**	**0**	**6,803,900**	**393,586,300**
SUPERINTENDENCIA DE BANCOS	11,111,600	474,500	0	0	0	11,586,100
BANCO DE DESARROLLO AGROPECUARIO	12,252,000	221,000	0	0	814,000	13,287,000
BANCO HIPOTECARIO NACIONAL	7,781,500	158,600	0	0	3,141,700	11,081,800
BANCO NACIONAL DE PANAMÁ	158,828,900	94,495,700	0	0	13,700	253,338,300
CAJA DE AHORROS	91,871,700	1,032,900	0	0	2,834,500	95,739,100
COMISIÓN NACIONAL DE VALORES	3,485,400	108,500	0	0	0	3,593,900
INSTITUTO DE SEGURO AGROPECUARIO	2,997,600	1,962,500	0	0	0	4,960,100



ARTÍCULO 183. Apruébase los gastos de capital de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
T O T A L	**1,637,700,000**	**15,332,600**	**0**	**13,029,800**	**1,666,062,400**
SUPERINTENDENCIA DE BANCOS	0	728,900	0	0	728,900
BANCO DE DESARROLLO AGROPECUARIO	55,324,000	150,000	0	11,339,000	66,813,000
BANCO HIPOTECARIO NACIONAL	7,518,900	270,100	0	1,529,400	9,318,400
BANCO NACIONAL DE PANAMÁ	1,210,106,400	1,515,300	0	161,400	1,211,783,100
CAJA DE AHORROS	361,291,000	12,470,900	0	0	373,761,900
COMISIÓN NACIONAL DE VALORES	0	127,500	0	0	127,500
INSTITUTO DE SEGURO AGROPECUARIO	3,459,700	69,900	0	0	3,529,600

CAPÍTULO II

3.10 SUPERINTENDENCIA DE BANCOS

ARTÍCULO 184. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2011:

Ingresos Totales	12,315,000
Menos: Aumento de Reservas	
Ingresos Disponibles	12,315,000
Gastos	12,315,000

ARTÍCULO 185. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

310.0.0.0.0.00.	SUPERINTENDENCIA DE BANCOS	12,315,000
310.1.0.0.0.00.	INGRESOS CORRIENTES	12,315,000
310.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	11,212,400
310.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,474,900
310.1.2.3.7.00.	SECTOR PRIVADO	1,474,900
310.1.2.3.7.02.	FECI	1,474,900
310.1.2.4.0.00.	TASAS Y DERECHOS	9,472,000
310.1.2.4.2.00.	TASAS	9,472,000
310.1.2.4.2.15.	INSPECCIONES Y AVALÚOS	6,020,200
310.1.2.4.2.50.	TASA DE REGULACIÓN BANCARIA	3,451,800
310.1.2.6.0.00.	INGRESOS VARIOS	265,500



310.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	50,000
310.1.2.6.0.26.	INGRESOS VARIOS	115,500
310.1.2.6.0.99.	OTROS INGRESOS VARIOS	100,000
310.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	10,000
310.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	10,000
310.1.3.1.0.12.	INSTITUCIONES DESCENTRALIZADAS	10,000
310.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	1,092,600
310.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,092,600
310.1.4.2.0.01.	SALDO CORRIENTE	1,092,600

ARTÍCULO 186. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,435,520
Desarrollo y Regulación Bancaria	6,879,480
Total del Presupuesto de funcionamiento	**12,315,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**12,315,000**

CAPÍTULO III
3.15 BANCO DE DESARROLLO AGROPECUARIO

ARTÍCULO 187. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2011:

Ingresos	80,100,000
Menos: Aumento de Reservas	
Ingresos Disponibles	80,100,000
Gastos	80,100,000

ARTÍCULO 188. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

315.0.0.0.0.00.	BANCO DE DESARROLLO AGROPECUARIO	80,100,000
315.1.0.0.0.00.	INGRESOS CORRIENTES	36,900,000
315.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	25,900,000
315.1.2.1.0.00.	RENTA DE ACTIVOS	10,000
315.1.2.1.1.00.	ARRENDAMIENTOS	10,000
315.1.2.1.1.01.	ARRENDAMIENTOS	10,000
315.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	25,000,000
315.1.2.3.7.00.	SECTOR PRIVADO	25,000,000



315.1.2.3.7.02.	FECI	25,000,000
315.1.2.4.0.00.	TASAS Y DERECHOS	890,000
315.1.2.4.2.00.	TASAS	890,000
315.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	890,000
315.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	11,000,000
315.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	11,000,000
315.1.3.1.0.17.	A SECTOR PRIVADO	11,000,000
315.2.0.0.0.00.	INGRESOS DE CAPITAL	43,200,000
315.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	36,500,000
315.2.1.1.0.00.	VENTA DE ACTIVOS	3,100,000
315.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	3,100,000
315.2.1.1.1.03.	OTRAS INSTALACIONES	3,100,000
315.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	33,400,000
315.2.1.3.7.00.	SECTOR PRIVADO	33,400,000
315.2.1.3.7.01.	PRÉSTAMOS AGROPECUARIOS	33,400,000
315.2.2.0.0.00.	RECURSOS DEL CRÉDITO	4,200,000
315.2.2.1.0.00.	CRÉDITO INTERNO	4,200,000
315.2.2.1.4.00.	PRÉSTAMOS	4,200,000
315.2.2.1.4.01.	GOBIERNO CENTRAL (BDA-CBN)	4,200,000
315.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,500,000
315.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,500,000
315.2.3.2.1.00.	GOBIERNO CENTRAL	2,500,000
315.2.3.2.1.10.	GOBIERNO CENTRAL (MIDA)	2,500,000

ARTÍCULO 189. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	7,250,700
Servicio de Crédito Agropecuario	5,372,300
Operaciones Financieras	12,153,000
Total del Presupuesto de funcionamiento	**24,776,000**
Inversión	
Crédito Agropecuario	48,362,500
Equipamiento	3,324,000
Rehabilitación de Sucursales	1,137,500
Prog.Espec.Crédito Contingente	2,500,000
Total del Presupuesto de inversión	**55,324,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**80,100,000**

CAPÍTULO IV
3.30 BANCO HIPOTECARIO NACIONAL

ARTÍCULO 190. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2011:



Ingresos Totales	20,400,200
Menos: Aumento de Reservas	
Ingresos Disponibles	20,400,200
Gastos	20,400,200

ARTÍCULO 191. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

330.0.0.0.0.00.	BANCO HIPOTECARIO NACIONAL	20,400,200
330.1.0.0.0.00.	INGRESOS CORRIENTES	6,072,400
330.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,320,900
330.1.2.1.0.00.	RENTA DE ACTIVOS	255,200
330.1.2.1.1.00.	ARRENDAMIENTOS	255,200
330.1.2.1.1.01.	ARRENDAMIENTOS	255,200
330.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,125,000
330.1.2.3.1.00.	GOBIERNO CENTRAL	1,125,000
330.1.2.3.1.14.	TRANSFERENCIA CORRIENTE	1,125,000
330.1.2.4.0.00.	TASAS Y DERECHOS	15,000
330.1.2.4.2.00.	TASAS	15,000
330.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	15,000
330.1.2.6.0.00.	INGRESOS VARIOS	925,700
330.1.2.6.0.11.	REINTEGROS	300,400
330.1.2.6.0.99.	OTROS INGRESOS VARIOS	625,300
330.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	3,751,500
330.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	3,751,500
330.1.3.1.0.17.	A SECTOR PRIVADO	3,751,500
330.2.0.0.0.00.	INGRESOS DE CAPITAL	14,327,800
330.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	14,327,800
330.2.1.1.0.00.	VENTA DE ACTIVOS	7,200,000
330.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	7,200,000
330.2.1.1.1.01.	TERRENOS	7,200,000
330.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	7,127,800
330.2.1.3.7.00.	SECTOR PRIVADO	7,127,800
330.2.1.3.7.03.	PRÉSTAMOS HIPOTECARIOS	7,127,800

ARTÍCULO 192. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	6,110,800
Operaciones de Créditos	2,080,800
Transferencias Varias	18,600
Operaciones Financieras	4,671,100
Total del Presupuesto de funcionamiento	**12,881,300**



Inversión

Inversiones Propias Del B.H.N.	7,518,900
Total del Presupuesto de inversión	**7,518,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**20,400,200**

CAPÍTULO V

3.45 BANCO NACIONAL DE PANAMÁ

ARTÍCULO 193. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	1,465,121,400
Menos: Aumento de Reservas	
Ingresos Disponibles	1,465,121,400
Gastos	1,465,121,400

ARTÍCULO 194. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que continuación se indica:

345.0.0.0.0.00.	BANCO NACIONAL DE PANAMÁ	1,465,121,400
345.1.0.0.0.00.	INGRESOS CORRIENTES	273,985,700
345.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,467,100
345.1.2.1.0.00.	RENTA DE ACTIVOS	370,000
345.1.2.1.1.00.	ARRENDAMIENTOS	20,000
345.1.2.1.1.99.	OTROS ARRENDAMIENTOS N.E.O.C.	20,000
345.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	350,000
345.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	350,000
345.1.2.4.0.00.	TASAS Y DERECHOS	8,097,100
345.1.2.4.2.00.	TASAS	8,097,100
345.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	8,097,100
345.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	265,518,600
345.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	248,967,800
345.1.3.1.0.11.	AL GOBIERNO CENTRAL	14,466,900
345.1.3.1.0.12.	INSTITUCIONES DESCENTRALIZADAS	5,600
345.1.3.1.0.13.	A EMPRESAS PÚBLICAS	5,584,200
345.1.3.1.0.17.	A SECTOR PRIVADO	151,384,300
345.1.3.1.0.99.	OTROS INTERESES Y COMISIONES	77,526,800
345.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	16,550,800
345.1.3.2.0.27.	POR SECTOR PRIVADO	16,550,800
345.2.0.0.0.00.	INGRESOS DE CAPITAL	1,191,135,700
345.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	1,191,135,700
345.2.1.1.0.00.	VENTA DE ACTIVOS	9,000,000
345.2.1.1.2.00.	VENTA DE BIENES INMUEBLES	9,000,000
345.2.1.1.2.99.	OTROS BIENES MUEBLES	9,000,000
345.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	1,182,135,700
345.2.1.3.1.00.	GOBIERNO CENTRAL	385,337,900



345.2.1.3.1.01.	GOBIERNO CENTRAL	385,337,900
345.2.1.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	513,800
345.2.1.3.2.45.	AUTORIDAD DE TURISMO DE PANAMA	513,800
345.2.1.3.3.00.	EMPRESAS PÚBLICAS	22,082,600
345.2.1.3.3.02.	AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.	3,750,000
345.2.1.3.3.38.	AUTORIDAD DE AERONAUTICA CIVIL	5,904,800
345.2.1.3.3.66.	IDAAN	76,500
345.2.1.3.3.70.	INST. DE MERCADEO AGROPECUARIO (IMA)	10,000,000
345.2.1.3.3.78.	ETESA	2,200,000
345.2.1.3.3.96.	ZONA LIBRE DE COLÓN	151,300
345.2.1.3.7.00.	SECTOR PRIVADO	774,201,400
345.2.1.3.7.04.	PRÉSTAMOS VARIOS	774,201,400

ARTÍCULO 195. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Servicios Bancarios		164,523,900
Operaciones Financieras		175,100
Transferencias Varias		90,316,000
	Total del Presupuesto de funcionamiento	**255,015,000**
	Inversión	
Crédito Comercial		906,982,900
Obras y Construcciones		25,840,000
Crédito Agropecuario		166,142,600
Crédito Para Vivienda		77,200,000
Equipamiento de Sucursales		33,940,900
	Total del Presupuesto de inversión	**1,210,106,400**
	TOTAL DEL PRESUPUESTO DE GASTOS	**1,465,121,400**

CAPÍTULO VI

3.60 CAJA DE AHORROS

ARTÍCULO 196. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la CAJA DE AHORROS para la vigencia fiscal de 2011:

Ingresos Totales	469,501,000
Menos: Aumento de Reservas	
Ingresos Disponibles	469,501,000
Gastos	469,501,000



ARTÍCULO 197. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

360.0.0.0.0.00.	CAJA DE AHORROS	469,501,000
360.1.0.0.0.00.	INGRESOS CORRIENTES	121,565,600
360.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	24,600
360.1.2.1.0.00.	RENTA DE ACTIVOS	24,600
360.1.2.1.1.00.	ARRENDAMIENTOS	24,600
360.1.2.1.1.01.	ARRENDAMIENTOS	24,600
360.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	115,044,500
360.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	115,044,500
360.1.3.1.0.17.	A SECTOR PRIVADO	115,044,500
360.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	6,496,500
360.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	6,496,500
360.1.4.2.0.01.	SALDO CORRIENTE	6,496,500
360.2.0.0.0.00.	INGRESOS DE CAPITAL	347,935,400
360.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	213,140,500
360.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	163,140,500
360.2.1.3.7.00.	SECTOR PRIVADO	163,140,500
360.2.1.3.7.04.	PRÉSTAMOS VARIOS	163,140,500
360.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	50,000,000
360.2.1.4.9.00.	RECUPERACIÓN DE COLOCACIONES	50,000,000
360.2.1.4.9.01.	OTROS RECUPERACIÓN DE COLOCACIONES	50,000,000
360.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	134,794,900
360.2.3.4.0.00.	OTROS	134,794,900
360.2.3.4.0.01.	OTROS	134,794,900

ARTÍCULO 198. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CAJA DE AHORROS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Administración General		14,890,000
Captación y Colocación		63,390,800
Control de Operaciones		27,038,600
Operaciones Financieras		2,834,500
Fiscalización Gubernamental		56,100
	Total del Presupuesto de funcionamiento	**108,210,000**
	Inversión	
Hipotecarios y Construcción		130,360,000
Adquisición Inmuebles y Equipo		19,521,000
Otros Préstamos		211,410,000
	Total del Presupuesto de inversión	**361,291,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**469,501,000**



CAPÍTULO VII

3.65 COMISIÓN NACIONAL DE VALORES

ARTÍCULO 199. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la COMISIÓN NACIONAL DE VALORES para la vigencia fiscal de 2011:

Ingresos Totales	3,721,400
Menos: Aumento de Reservas	
Ingresos Disponibles	3,721,400
Gastos	3,721,400

ARTÍCULO 200. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

365.0.0.0.0.00.	COMISIÓN NACIONAL DE VALORES	3,721,400
365.1.0.0.0.00.	INGRESOS CORRIENTES	3,721,400
365.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,721,400
365.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	711,800
365.1.2.3.1.00.	GOBIERNO CENTRAL	711,800
365.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	711,800
365.1.2.4.0.00.	TASAS Y DERECHOS	2,580,000
365.1.2.4.2.00.	TASAS	2,580,000
365.1.2.4.2.60.	TASA REGULACIÓN DE VALORES	2,580,000
365.1.2.6.0.00.	INGRESOS VARIOS	429,600
365.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	427,200
365.1.2.6.0.99.	OTROS INGRESOS VARIOS	2,400

ARTÍCULO 201. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la COMISIÓN NACIONAL DE VALORES para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,684,400
Regulación del Mercado de Valores	1,037,000
Total del Presupuesto de funcionamiento	**3,721,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,721,400**

CAPÍTULO VIII

3.90 INSTITUTO DE SEGURO AGROPECUARIO

ARTÍCULO 202. Para la ejecución de los programas de funcionamiento el presupuesto de ingresos y gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2011:



Ingresos Totales	8,489,700
Menos: Aumento de Reservas	
Ingresos Disponibles	8,489,700
Gastos	8,489,700

ARTÍCULO 203. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

390.0.0.0.0.00.	INSTITUTO DE SEGURO AGROPECUARIO	8,489,700
390.1.0.0.0.00.	INGRESOS CORRIENTES	8,045,700
390.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,045,700
390.1.2.1.0.00.	RENTA DE ACTIVOS	6,645,400
390.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	6,645,400
390.1.2.1.4.10.	PRIMA DE SEGUROS	6,645,400
390.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,395,300
390.1.2.3.1.00.	GOBIERNO CENTRAL	1,395,300
390.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	1,395,300
390.1.2.6.0.00.	INGRESOS VARIOS	5,000
390.1.2.6.0.99.	OTROS INGRESOS VARIOS	5,000
390.2.0.0.0.00.	INGRESOS DE CAPITAL	444,000
390.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	30,000
390.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	30,000
390.2.3.2.1.00.	GOBIERNO CENTRAL	30,000
390.2.3.2.1.10.	GOBIERNO CENTRAL (MIDA)	30,000
390.2.4.0.0.00.	SALDO EN CAJA Y BANCO	414,000
390.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	414,000
390.2.4.2.0.01.	SALDO DE CAPITAL	414,000

ARTÍCULO 204. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2011 cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		1,418,160
Seguro Agropecuario		3,611,840
	Total del Presupuesto de funcionamiento	**5,030,000**
	Inversión	
Equipamento		274,000
Infraestructura		625,000
Garantías para actividad Agropecuaria		2,560,700
	Total del Presupuesto de inversión	**3,459,700**
	TOTAL DEL PRESUPUESTO DE GASTOS	**8,489,700**



TÍTULO VI
NORMAS GENERALES DE ADMINISTRACIÓN PRESUPUESTARIA

CAPÍTULO I
OBJETO Y ÁMBITO

ARTÍCULO 205. EL PRESUPUESTO GENERAL DEL ESTADO. El Presupuesto General del Estado es la estimación de los ingresos y la autorización máxima de los gastos que podrán comprometer las Instituciones del Gobierno Central, las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros para ejecutar sus planes, programas y proyectos, así como para lograr los objetivos y las metas institucionales de acuerdo con las políticas del Gobierno, en materia de desarrollo económico y social.

ARTÍCULO 206. OBJETO. Las Normas Generales de Administración Presupuestaria contienen el conjunto de disposiciones que regirán la ejecución, el seguimiento y la evaluación, así como el cierre y la liquidación del Presupuesto General del Estado para la vigencia fiscal de 2011.

ARTÍCULO 207. ÁMBITO. Las Normas Generales de Administración Presupuestaria se aplicarán para el manejo del Presupuesto y serán de obligatorio cumplimiento para las Instituciones del Gobierno Central, Instituciones Descentralizadas, Empresas Públicas y los Intermediarios Financieros.

En los Municipios y Juntas Comunales estas normas se aplicarán supletoriamente. De igual forma, en las Sociedades Anónimas en las que el Estado posea el 51% o más de las acciones o del patrimonio, en los temas que no desarrolle el respectivo instrumento jurídico mediante el cual se constituyen.

CAPÍTULO II
EJECUCIÓN DEL PRESUPUESTO

ARTÍCULO 208. EJECUCIÓN DEL PRESUPUESTO. La ejecución del Presupuesto es el conjunto de decisiones y acciones operativas, administrativas y financieras que se desarrollan para la realización de los planes, programas y proyectos establecidos en el Presupuesto General del Estado. La ejecución del Presupuesto de Ingresos se fundamenta



en el concepto de caja, que es la captación física de los recursos financieros, cuya disponibilidad permite la ejecución del Presupuesto de Gastos.

Con el objeto de evaluar la gestión presupuestaria institucional, la información sobre la ejecución presupuestaria de gastos se elaborará sobre la base del compromiso, el devengado y el pago realizado por todos los bienes y servicios que reciben las instituciones que integran el Sector Público.

ARTÍCULO 209. PRINCIPIOS DE LA ADMINISTRACIÓN PRESUPUESTARIA. Las actuaciones de quienes participen en las distintas fases de la administración presupuestaria se regirán por los principios de legalidad, transparencia, eficiencia, eficacia, publicidad y responsabilidad, para hacer efectivo el ejercicio periódico de la rendición de cuentas..

ARTÍCULO 210. PRINCIPIO GENERAL. No se podrá tramitar la adquisición de bienes y servicios, si en el Presupuesto no se cuenta con la partida asignada específica que autoriza el gasto, ni se podrá realizar ningún pago, si no se ha cumplido previamente con la formalización del registro presupuestario de esta obligación.

ARTÍCULO 211. ASIGNACIONES MENSUALES. Las instituciones públicas presentarán, al Ministerio de Economía y Finanzas, a más tardar quince días después de aprobado el Proyecto de Ley de Presupuesto General del Estado por el Consejo de Gabinete:

1. Las solicitudes de asignaciones mensuales de ingresos y gastos.
2. El flujo de caja por mes para el periodo fiscal.
3. Las metas en función de su estructura programática.

Las autorizaciones máximas de los gastos de funcionamiento e inversión se distribuirán en asignaciones mensuales, de acuerdo con el cronograma de ejecución. Las asignaciones mensuales serán aprobadas para cada partida por el Ministerio de Economía y Finanzas, basándose en los programas de trabajo, los cronogramas de actividades y la previsión del comportamiento de los ingresos. En caso de que las instituciones públicas no presenten las solicitudes en el plazo señalado, el Ministerio procederá a determinar tales asignaciones.



El Ministerio de Economía y Finanzas informará a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional sobre el detalle del Presupuesto General del Estado, incluyendo las asignaciones mensuales de los ingresos y gastos.

ARTÍCULO 212. UNIDAD DE CAJA. Todos los ingresos del Gobierno Central deberán consignarse en el Presupuesto, y se depositarán a favor del Tesoro Nacional en el Banco Nacional de Panamá, contra el cual se expedirá toda orden de pago para cubrir los compromisos causados por las autorizaciones de gastos, originadas en sus distintas dependencias.

Las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros se regirán por el mismo principio de unidad de caja, de conformidad con la autonomía administrativa y financiera dispuesta en su respectiva ley.

En el caso de los ingresos creados por leyes especiales con destino específico, su recaudación y depósito se harán de acuerdo con el presente artículo. Para mantener información actualizada sobre estos ingresos, la respectiva entidad beneficiaria de estos informará los detalles de cada caso, al Ministerio de Economía y Finanzas y a la Contraloría General de la República, cada vez que sea creado uno de ellos.

ARTÍCULO 213. FASES DE LA EJECUCIÓN DEL PRESUPUESTO DE GASTOS. La ejecución del presupuesto de gastos se realiza en tres etapas secuenciales: Compromiso, Devengado y Pago, conceptos que se definen a continuación:

COMPROMISO es el registro de la obligación adquirida por una institución pública, conforme a los procedimientos y a las normas establecidas, que conlleva una erogación a favor de terceros con cargo a la disponibilidad de fondos de la respectiva partida presupuestaria del periodo fiscal vigente, y constituye la compra de bienes o servicios independientemente de su entrega, pago o consumo.

DEVENGADO es el registro de la obligación de pagar por los bienes o servicios recibidos, entregados por el proveedor, sin considerar el momento en que se consumen. Su registro se hará mediante los informes de recepción de almacén o de servicios.

PAGO es el registro de la emisión y entrega de efectivo por caja menuda, cheque o transferencia electrónica de fondos a favor de los proveedores, por los bienes y servicios recibidos.



SECCIÓN 1ª
INGRESOS O RENTAS

ARTÍCULO 214. PRINCIPIOS DE UNIVERSALIDAD, UNIDAD Y TRANSPARENCIA. El Presupuesto de Ingresos reflejará el total de los ingresos corrientes y de capital, incluyendo los de gestión institucional, del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas y de los Intermediarios Financieros, de acuerdo con las fuentes de ingresos establecidas en el Manual de Clasificación Presupuestaria del Ingreso Público.

Esta información debe hacerse de conocimiento público a través de los medios de acceso masivo.

ARTÍCULO 215. INGRESOS DE GESTIÓN INSTITUCIONAL. Son los ingresos generados por las unidades administrativas de la entidad para solventar gastos específicos.

La totalidad de los ingresos de gestión institucional del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas (incluyendo las constituidas como sociedades anónimas) y de los Intermediarios Financieros deberá incluirse en el Presupuesto General del Estado en cada vigencia fiscal. Los ingresos de gestión no podrán utilizarse para sustentar gastos de planilla, contratos, alquileres o cualquier otro gasto que genere una obligación recurrente.

Deben excluirse las donaciones en especie, los ingresos generados por los comités de salud, los clubes de padres de familia y las asociaciones de docentes y de servidores públicos, ya que no constituyen ingresos de gestión institucional por tratarse de organismos no gubernamentales. También deben excluirse los ingresos generados en centros educativos y universidades por la venta de bienes o servicios concesionados a terceras personas. En los casos de servicios concesionados, solo se ingresarán a la entidad los montos originados por el pago de la concesión o el alquiler acordado en el contrato.

Cuando una entidad pública dedicada al desarrollo de la ciencia, la tecnología y la investigación científica reciba fondos de organismos o empresas nacionales o del extranjero para realizar estudios, investigaciones y análisis relativos al desarrollo científico, tecnológico y sanitario, utilizará los mecanismos establecidos en los términos



acordados en el respectivo documento suscrito con el suscriptor. Los gastos y activos resultantes en cada ejercicio fiscal deberán ser incorporados en cada periodo fiscal.

ARTÍCULO 216. INGRESOS ADICIONALES. Si una entidad del Gobierno Central o del Sector Descentralizado devenga, recauda o percibe un ingreso adicional autorizado por ley, decreto o resolución, y quiere hacer uso de este ingreso, deberá incorporarlo al presupuesto mediante crédito adicional. Se incluyen en este concepto los ingresos de gestión institucional y las donaciones voluntarias o producto de convenios.

Igual tratamiento se dará a las donaciones en especie; no obstante, deberán ser puestas en conocimiento del Ministerio de Economía y Finanzas y de la Contraloría General de la República, para efectos del cierre y la liquidación del presupuesto, según los procedimientos establecidos por dichas entidades.

ARTÍCULO 217. INGRESOS DEL CRÉDITO INTERNO. Las entidades públicas podrán gestionar la contratación de recursos del crédito, previa autorización del Ministerio de Economía y Finanzas.

Las entidades públicas de financiamiento que otorgan facilidades de crédito a instituciones públicas suministrarán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que refleje el estado del crédito concedido a las entidades públicas.

ARTÍCULO 218. EXCEDENTES DE LOS INGRESOS. Cuando las recaudaciones de los ingresos excedan a los ingresos estimados en el Presupuesto General del Estado podrán ser incorporadas, mediante créditos adicionales, para su uso.

En caso de no procederse según lo indicado, se reflejará como saldo en caja al final del periodo. Cuando se trate de ingresos de aplicación específica, el excedente se determinará en forma individual.

ARTÍCULO 219. INGRESOS RECAUDADOS INFERIORES A LOS PRESUPUESTADOS. Cuando en cualquier época del año fiscal el Ministerio de Economía y Finanzas considere que los ingresos recaudados son inferiores a los establecidos en el Presupuesto General del Estado y no exista previsión para solventar tal condición, presentará al Órgano Ejecutivo un plan de reducción del gasto, tomando en



consideración lo señalado en el artículo 275 de la Constitución Política. Este plan será sometido a la aprobación del Consejo de Gabinete y de la Comisión de Presupuesto de la Asamblea Nacional para la correspondiente modificación del Presupuesto General del Estado.

ARTÍCULO 220. MODIFICACIÓN DE LOS INGRESOS. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas reducciones e incrementos entre las partidas de ingresos, a fin de mantener el monto de la recaudación programada y del equilibrio presupuestario. El Ministerio de Economía y Finanzas realizará las adecuaciones en la fuente de la partida de gastos cuando se requiera, y lo comunicará, según proceda, al solicitante, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 221. DEPÓSITO DE LOS FONDOS PÚBLICOS. El Banco Nacional de Panamá será el depositario oficial de los fondos públicos, y la Contraloría General de la República será la responsable de vigilar que, por ningún concepto, se abran cuentas en otras entidades financieras. En caso de que así se hiciera, aun cuando se trate de depósitos a plazo fijo, la Contraloría General de la República procederá a cancelar los fondos y a ingresar los depósitos al Tesoro Nacional o a la cuenta de la institución del Sector Descentralizado en el Banco Nacional de Panamá, según sea el caso.

Se exceptúan de esta disposición la Caja de Seguro Social, el Instituto para la Formación y Aprovechamiento de los Recursos Humanos, el Registro Público y las entidades autónomas del Estado reconocidas como tales en su respectivo instrumento orgánico, instituciones que, por la naturaleza de sus operaciones y el origen de sus recursos y reservas, podrán colocar parte de estos en la Caja de Ahorros, para lo cual deberán solicitar previamente autorización al Ministerio de Economía y Finanzas y notificar a la Contraloría General de la República para implementar el mecanismo de fiscalización y refrendo de esos recursos.

PARÁGRAFO. Los ingresos netos generados en concepto de arrendamiento de las viviendas del área revertida se depositarán en la cuenta especial denominada Fondo Especial para Viviendas de Interés Social (FEVIS), la cual administra el Ministerio de Vivienda y Ordenamiento Territorial; no obstante, en la medida en que se realicen las ventas de dichas viviendas, los recursos se transferirán al Fondo Fiduciario para el Desarrollo, creado mediante la Ley 20 de 1995, modificada por la Ley 22 de 2000 y la Ley 57 de 2004.



SECCIÓN 2ª
EGRESOS O GASTOS

ARTÍCULO 222. NIVELES DE ASIGNACIÓN DE RECURSOS. La asignación de recursos corresponderá al último rango o nivel de la estructura programática, que está constituida por: programa, subprograma y actividad o proyecto.

ARTÍCULO 223. EJECUCIÓN DE LAS ASIGNACIONES MENSUALES. La ejecución del presupuesto de gastos se realizará en función de las asignaciones mensuales y sobre la base de las fases de Compromiso, Devengado y Pago.

ARTÍCULO 224. CONTROL DE LAS ASIGNACIONES MENSUALES. El control de las asignaciones mensuales y del pago de estas lo llevarán las propias instituciones, el Ministerio de Economía y Finanzas, por medio de la Dirección de Presupuesto de la Nación y de la Dirección General de Tesorería, y la Contraloría General de la República, en el ámbito de sus respectivas competencias y responsabilidades. El saldo libre de una partida al finalizar un mes será acumulado a la asignación del siguiente mes.

ARTÍCULO 225. REDISTRIBUCIÓN DE LAS ASIGNACIONES MENSUALES. Las instituciones públicas podrán solicitar redistribución de las asignaciones mensuales al Ministerio de Economía y Finanzas, que la autorizará y comunicará al solicitante cuando proceda.

En las entidades incorporadas al Sistema de Administración Financiera de Panamá (SIAFPA), la autorización y comunicación se harán electrónicamente. En las entidades que aún no están incorporadas al SIAFPA, se autorizará y comunicará al solicitante cuando proceda y a la Comisión de Presupuesto de la Asamblea Nacional, para su conocimiento.

ARTÍCULO 226. ESCALA SALARIAL Y LÍMITE DE REMUNERACIÓN. La escala salarial para el nivel directivo de la Administración Pública quedará consignada conforme a la Estructura de Puestos aprobada para cada institución.

Con excepción del Presidente de la República, el Vicepresidente, los Ministros de Estado y demás cargos establecidos por ley, ningún funcionario podrá recibir en concepto de



sueldo, gastos de representación o cualquiera otra remuneración una suma mayor que la asignada para el cargo de Viceministro de Estado, en cada concepto.

Quedan comprendidos dentro de la excepción que señala este artículo, los cargos que en forma expresa autorice el Órgano Ejecutivo, mediante decreto ejecutivo.

ARTÍCULO 227. PAGO DE VACACIONES. Solo se pagarán las vacaciones a funcionarios activos cuando se haga uso del tiempo, y a los ex funcionarios, con cargo a créditos reconocidos, cuando la partida esté consignada en el presupuesto de la respectiva institución.

Los funcionarios que hayan acumulado más de dos meses de vacaciones deberán hacer uso del excedente en forma programada.

El Órgano Ejecutivo podrá determinar lo conducente en cuanto a los Organismos de Seguridad del Estado.

PARÁGRAFO. Se exceptúa el caso de los funcionarios activos con periodos constitucionales o legales que sean nombrados y reelectos en sus cargos, quienes tendrán derecho a cobrar en efectivo las vacaciones correspondientes a periodos anteriores al que desempeñan, cuando exista la partida presupuestaria asignada en el Presupuesto.

ARTÍCULO 228. PROHIBICIÓN DE EJERCER UN CARGO ANTES DE LA TOMA DE POSESIÓN. Ninguna persona entrará a ejercer cargo público de carácter permanente, probatorio o transitorio, sin que antes hubiera tomado posesión del cargo, previa autorización del nombramiento mediante el decreto o resuelto de personal correspondiente, y solo tendrá vigencia fiscal con posterioridad a la fecha de la toma de posesión.

Si un funcionario pasa a ocupar otro cargo público o recibe un ajuste salarial, recibirá la nueva remuneración desde la fecha de toma de posesión y en ningún caso tendrá efecto retroactivo.

El personal que designe el Órgano Ejecutivo y el personal docente del Ministerio de Educación y de las universidades oficiales, así como los médicos y odontólogos internos y médicos residentes del Ministerio de Salud y de la Caja de Seguro Social, podrán iniciar sus servicios, siempre que la entidad cuente con la asignación presupuestaria



correspondiente, antes de la formalización de su nombramiento, mediante una toma de posesión provisional, en la cual se constate el cargo, el número de posición, el monto de los emolumentos, la fecha de inicio de labores y las partidas presupuestarias correspondientes.

PARÁGRAFO. En los casos de sociedades anónimas en que el Estado sea dueño del 51% o más de sus acciones o del patrimonio y cuya relación laboral es regida por el Ministerio de Trabajo y Desarrollo Laboral, el inicio de labores del funcionario quedará expresado en el respectivo contrato de trabajo.

ARTÍCULO 229. ACCIONES DE PERSONAL. Las acciones de personal relativas a nombramientos, destituciones, ajustes salariales y ascensos emitidos por las instituciones del Gobierno Central de los cargos de Carrera Administrativa se presentarán a la Dirección General de Carrera Administrativa del Ministerio de la Presidencia para su evaluación y recomendación, posteriormente, se remitirán al Ministerio de Economía y Finanzas para su revisión y al Presidente de la República para su consideración y aprobación. Los cargos que no son de Carrera Administrativa se remitirán al Ministerio de Economía y Finanzas para su revisión y al Presidente de la República para su consideración y aprobación. Las acciones de personal de las instituciones del Sector Descentralizado de los cargos de Carrera Administrativa se presentarán a la Dirección General de Carrera Administrativa del Ministerio de la Presidencia para su evaluación y recomendación, posteriormente, se remitirán al Ministerio de Economía y Finanzas para su revisión y autorización.

Se exceptúan de esta norma los nombramientos de Ministros, Viceministros, Directores y Subdirectores Generales, Gerentes y Subgerentes Generales, Rectores y Vicerrectores y Administradores y Subadministradores Generales, que se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento y a la Contraloría General de la República para su pronta incorporación a la planilla correspondiente.

Las acciones de personal (nombramientos, destituciones, ajustes salariales y ascensos) que realicen la Asamblea Nacional, la Contraloría General de la República, el Órgano Judicial, el Ministerio Público, el Tribunal Electoral, la Fiscalía General Electoral, el Tribunal de Cuentas, la Fiscalía de Cuentas, la Defensoría del Pueblo, la Caja de Seguro Social y la Superintendencia de Bancos se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento, y a la Contraloría General de la República para su pronta incorporación a la planilla correspondiente.



ARTÍCULO 230. PERSONAL TRANSITORIO Y CONTINGENTE. Personal transitorio son los funcionarios que ocupan cargos en programas o actividades, debidamente incluidos en la estructura de personal, cuyo periodo no será mayor de doce meses y expirará con la vigencia fiscal. Personal contingente son los funcionarios que ocupan cargos en programas o actividades con base en el detalle de la estructura de puestos, cuyo periodo no será mayor de seis meses y expirará con la vigencia fiscal.

En los casos de nombramiento de personal transitorio y contingente, se requerirá la acción de personal mediante resuelto interno, el cual será sometido a la fiscalización de la Contraloría General de la República.

Cuando se trate de nombramientos nuevos, la entidad correspondiente remitirá copia de dichas acciones de personal al Ministerio de Economía y Finanzas para su debido registro y control.

Cuando en cualquier caso se identifique inconsistencia en las partidas asignadas, el Ministerio de Economía y Finanzas comunicará a la entidad que emitió dicho resuelto para que proceda con los ajustes correspondientes, y remitirá copia de dicho informe a la Contraloría General de la República.

El personal asignado a proyectos de inversión, cuyas fuentes de financiamiento involucren recursos locales y externos, se imputará al objeto de gasto 004 - Personal Transitorio para Inversiones.

PARÁGRAFO. Las instituciones del Sector Público que realicen nombramientos de personal transitorio y contingente deberán incluir obligatoriamente el pago de las cuotas a la seguridad social cuando se confeccionen las planillas adicionales y eventuales.

Cuando se requiera transferir personal transitorio o contingente a personal permanente, deberá realizarse a través de una posición vacante. Se exceptúa a educación, salud y seguridad pública.

ARTÍCULO 231. PROHIBICIÓN DE NOMBRAR PERSONAL INTERINO. No se podrá nombrar personal con carácter interino cuando el titular del cargo se encuentre en uso de vacaciones o de licencia con derecho a sueldo, con excepción de los casos de funcionarios cuyas actividades están relacionadas directamente con la función de



enseñanza-aprendizaje y de asistencia médica de las instituciones de educación y salud, respectivamente.

ARTÍCULO 232. SERVICIOS ESPECIALES. Los servicios especiales comprenden los servicios prestados por profesionales, técnicos o personas naturales que no son empleados públicos, siempre que no se tengan cargos similares en la estructura de puestos de la entidad. Se podrá cargar a esta partida la contratación de funcionarios, cuando estos obtengan licencia sin sueldo en la institución donde laboran y los servicios sean prestados en una institución distinta a la que concede la licencia.

Los honorarios mensuales para este tipo de contratación no excederán el monto equivalente a dos mil balboas (B/.2,000.00) mensuales, y la autorización se otorgará de acuerdo con el detalle incluido en el Presupuesto General del Estado. Los contratos que por la calidad del servicio excedan el monto establecido deberán contar con la autorización del Órgano Ejecutivo. Dichas contrataciones tendrán que reflejar la siguiente información: tipo de servicio especial requerido, número de meses y monto de la cuantía mensual y total, y disponibilidad presupuestaria para cubrir las contribuciones a la seguridad social.

Los pagos de estos honorarios se podrán hacer mensualmente o en forma parcial contra informe de avance, y el pago final contra la aprobación del producto final de los servicios contratados, de acuerdo con la Estructura de Puestos, previamente autorizada y registrada por el Ministerio de Economía y Finanzas.

PARÁGRAFO. Los contratos por servicios especiales requerirán la autorización e incorporación en el sistema de registro presupuestario bajo la administración del Ministerio de Economía y Finanzas. Se remitirá constancia de estos registros a la Comisión de Presupuesto.

ARTÍCULO 233. CONSULTORÍA. La contratación de consultorías se ceñirá a los procedimientos contenidos en la Ley 22 de 2006, sobre contrataciones públicas, y deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que cuenta con el financiamiento garantizado.

Los pagos de estos contratos se harán en forma parcial contra informe de avance y nota de aceptación satisfactoria, y el pago final, contra la aprobación del producto final de los servicios contratados.



Los contratos de consultoría con profesionales o técnicos, personas naturales o jurídicas, nacionales o extranjeros, para la realización de estudios, investigaciones, diseños, supervisión de obras, capacitación y otros de similar naturaleza se imputarán a la partida de consultorías, y deberán definir los objetivos, las tareas que se van a realizar y el cronograma de actividades.

ARTÍCULO 234. GASTOS DE REPRESENTACIÓN. Solo tendrán derecho a gastos de representación los funcionarios que ocupen como titulares los cargos de: Presidente de la República, Vicepresidente de la República, Ministros y Viceministros de Estado, Secretarios Generales, Diputados, Secretario y Subsecretarios Generales de la Asamblea Nacional, Director y Subdirector General de Asesoría Legal y Técnica, Director y Subdirector Nacional de Asesoría Legal y Técnica de Comisiones, Director Nacional de Asesoría en Asuntos Plenarios, Director Nacional de Asesoría Legal en Asuntos Administrativos, Rectores y Vicerrectores de las universidades oficiales, Procurador General de la Nación, Procurador de la Administración, Magistrados de la Corte Suprema de Justicia, Magistrados de los Tribunales Superiores, Magistrados del Tribunal Administrativo de Contrataciones Públicas, Magistrados del Tribunal Electoral y el Fiscal General Electoral, Magistrados del Tribunal de Cuentas y el Fiscal de Cuentas, Defensor del Pueblo, Adjunto del Defensor del Pueblo, Contralor y Subcontralor General de la República, Gobernadores, Directores y Subdirectores Generales de las instituciones del Sector Descentralizado, Administradores y Subadministradores Generales de las instituciones del Sector Descentralizado, Gerentes y Subgerentes Generales de las instituciones del Sector Descentralizado, Director y Subdirector General de la Policía Nacional, Director y Subdirector Nacional de Inteligencia y Seguridad, Director y Subdirector General del Servicio Nacional de Fronteras, Director y Subdirector General del Servicio Nacional Aeronaval, Director y Subdirector del Servicio de Protección Institucional de la Presidencia de la República, Secretarios Ejecutivos Nacionales de la Presidencia de la República, Jefes de Misiones Diplomáticas, Directores y Subdirectores Nacionales, Presidente, Secretario y Tesorero de los Consejos Provinciales de Coordinación, Directores Regionales y Provinciales, Comisionados, Subcomisionados, Mayores y Capitanes de la Policía Nacional, del Servicio Nacional Aeronaval, del Servicio de Protección Institucional de la Presidencia de la República y los cargos que por ley tengan derecho, siempre que en el Presupuesto se provea la correspondiente asignación. Los gastos de representación se pagarán a los funcionarios mientras ejerzan sus respectivos cargos.



Durante la vigencia de la presente Ley, no podrán incrementarse los gastos de representación, respecto a la asignación original para el cargo ni crearse para cargos que no están expresamente citados en el párrafo anterior.

ARTÍCULO 235. SOBRETIEMPO. Solo se reconocerá remuneración por sobretiempo cuando el funcionario haya sido previamente autorizado por el jefe inmediato a laborar en horarios extraordinarios. Dicho sobretiempo solo se podrá autorizar cuando exista la disponibilidad en la partida presupuestaria correspondiente y no exceda del 25% de la jornada regular de acuerdo con las limitaciones y excepciones establecidas en las leyes existentes. Solo se pagará remuneración por trabajos extraordinarios efectivamente realizados hasta un monto que no exceda el 50% del sueldo regular de un mes. Quedan exceptuados de los límites anteriores los funcionarios del Tribunal Electoral cuando se requieran consultas populares y los funcionarios del Sector Salud, por razones de servicios médicos asistenciales requeridos.

ARTÍCULO 236. VIÁTICOS EN EL INTERIOR DEL PAÍS. Cuando se viaje en misión oficial dentro del territorio nacional, se reconocerán viáticos por concepto de alimentación y hospedaje de acuerdo con la siguiente tabla:

1. Para Ministros, Viceministros, Diputados Principales y Suplentes, Secretario y Subsecretarios Generales de la Asamblea Nacional, Procurador General de la Nación, Procurador de la Administración, Magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas y del Tribunal Administrativo de Contrataciones Públicas, Contralor y Subcontralor General, Fiscal General Electoral, Fiscal de Cuentas, Defensor del Pueblo, Adjunto del Defensor del Pueblo, Secretarios Ejecutivos Nacionales de la Presidencia de la República, Directores y Subdirectores Generales, Gerentes y Subgerentes Generales, Administradores y Subadministradores Generales y Rectores y Vicerrectores de las universidades oficiales, ex Presidentes y ex Vicepresidentes de la República, en función pública: B/.100.00 diarios.

2. Para otros funcionarios: B/.75.00 diarios.

Cuando la misión se cumpla en un día, solo se reconocerán como viáticos los gastos de transporte y alimentación. En caso de que deba cumplirse en el lugar habitual de trabajo, fuera de las horas laborables, podrá reconocerse el gasto de alimentación y transporte con cargo a dichas partidas. Estos pagos se harán de acuerdo con el reglamento que



establezcan las entidades, y en ningún caso excederán la tabla general de viáticos que establezca el Ministerio de Economía y Finanzas.

Los funcionarios públicos deberán rendir un informe de los resultados de la misión oficial realizada a su superior jerárquico.

ARTÍCULO 237. VIÁTICOS EN EL EXTERIOR DEL PAÍS. En los casos en que sea necesario enviar a funcionarios en misiones oficiales fuera del país, el titular de la institución pública que solicite la autorización para el viaje presentará al Ministerio de la Presidencia la petición de autorización con no menos de quince días de antelación a la fecha de partida. Esta autorización solamente será revocada por el Ministerio de la Presidencia. La solicitud debe tener la siguiente información: el nombre del funcionario que habrá de viajar; el país o los países que visitará; el objeto del viaje; los resultados esperados de la misión; el costo total del viaje, desglosando los gastos de transporte y de viáticos del funcionario, y el detalle de la ruta o itinerario de las líneas aéreas que se utilizarán. Se excluyen de este requisito los funcionarios de los Órganos Legislativo y Judicial, así como del Ministerio Público, la Contraloría General de la República, el Tribunal Electoral, las sociedades anónimas y las entidades financieras. Los viáticos serán los siguientes:

1. Para Ministros, Viceministros, Diputados Principales y Suplentes, Secretario y Subsecretarios Generales de la Asamblea Nacional, Procurador General de la Nación, Procurador de la Administración, Magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas y del Tribunal Administrativo de Contrataciones Públicas, Contralor y Subcontralor General de la República, Fiscal General Electoral, Fiscal de Cuentas, Defensor del Pueblo, Adjunto del Defensor del Pueblo, Secretarios Ejecutivos Nacionales de la Presidencia de la República, Directores y Subdirectores Generales, Gerentes y Subgerentes Generales, Administradores y Subadministradores Generales y Rectores y Vicerrectores de las universidades oficiales, ex Presidentes y ex Vicepresidentes de la República, en función pública:

Europa, Asia, África y Oceanía	B/.700.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.550.00 diarios.
México, Centroamérica, el Caribe y el resto de América Latina	B/.400.00 diarios.

2. Para otros funcionarios:

Europa, Asia, África y Oceanía	B/.600.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.450.00 diarios.
México, Centroamérica, el Caribe y resto de América Latina	B/.350.00 diarios.

Cuando un funcionario participe en un evento internacional, cuya duración no exceda de diez días laborables y la institución patrocinadora del exterior no cubra la totalidad de los viáticos, recibirá la diferencia del viático establecido para misiones oficiales. En los casos en que la institución patrocinadora del exterior cubra los gastos, se apoyará al funcionario con un diferencial del 30% del viático establecido para misiones oficiales.

Los funcionarios que reciban esta asignación deberán presentar un informe sustantivo sobre los resultados de la misión atendida a su regreso al país.

ARTÍCULO 238. VIAJES DE FUNCIONARIOS AL EXTERIOR. El Presidente y el Vicepresidente de la República, los Ministros y Viceministros, los Diputados Principales y Suplentes, el Secretario y los Subsecretarios Generales de la Asamblea Nacional, el Defensor del Pueblo, el Adjunto del Defensor del Pueblo, el Procurador General de la Nación, el Procurador de la Administración, los Magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas y del Tribunal Administrativo de Contrataciones Públicas, el Fiscal General Electoral, el Fiscal de Cuentas, el Contralor y el Subcontralor General de la República, los Embajadores, los Directores y Subdirectores Generales, los Gerentes y Subgerentes Generales, los Rectores y los Administradores y Subadministradores Generales de las entidades del Sector Descentralizado, ex Presidentes y ex Vicepresidentes de la República, en función pública, cuando viajen al exterior en misión oficial, podrán hacerlo en clase ejecutiva. En el caso de los viajes transcontinentales que realice un Director Nacional de una entidad y se encuentre acompañado de un Ministro o Viceministro, el Ministro del ramo podrá autorizar el viaje en clase ejecutiva. El resto de los funcionarios que viajen al exterior en misión oficial viajarán en clase económica.

Los funcionarios que requieran viajar en una clase superior deberán pagar la diferencia de su propio peculio.



ARTÍCULO 239. TRANSFERENCIAS A ENTIDADES DESCENTRALIZADAS. Las transferencias corrientes y de capital a favor de las entidades descentralizadas se asignarán y ejecutarán a través del ministerio coordinador del sector para fines de registro e información sectorial.

ARTÍCULO 240. PAGO DE OBLIGACIONES A LA SEGURIDAD SOCIAL. La porción correspondiente al pago de las obligaciones de la seguridad social será centralizada a través de la Dirección General de Tesorería del Ministerio de Economía y Finanzas, de acuerdo con las siguientes modalidades:

1. Las entidades del Gobierno Central deberán efectuar los trámites necesarios dentro de la entidad para la consecución de las partidas presupuestarias y así proceder al registro presupuestario y financiero de estas.
2. En el caso de las entidades descentralizadas subsidiadas, se retendrá, a través de la Dirección General de Tesorería, la porción correspondiente al pago de las obligaciones de la seguridad social.
3. Las entidades públicas no subsidiadas deberán realizar los trámites necesarios dentro de la entidad para la consecución de las partidas presupuestarias y así proceder al registro presupuestario y pagos de las obligaciones de la seguridad social.

ARTÍCULO 241. TRANSFERENCIAS A PERSONAS NATURALES O JURÍDICAS. Cuando se trate de transferencias a personas naturales o jurídicas y a organismos internacionales, el ministerio respectivo autorizará la disposición de dichos recursos y llevará un registro y control de los desembolsos, de conformidad con las normas y procedimientos vigentes.

ARTÍCULO 242. INDEMNIZACIONES ORDENADAS POR LOS TRIBUNALES. Las sentencias de los tribunales que ordenen indemnizaciones son de obligatorio cumplimiento para las instituciones públicas. Para cumplir esta obligación, la respectiva institución podrá solicitar una transferencia de partida o un crédito adicional para cubrir tal erogación si no hubiera asignación para ese propósito. Cuando estas indemnizaciones causen erogación en más de un ejercicio fiscal, las partidas correspondientes deberán consignarse anualmente en el presupuesto de la institución pública respectiva hasta su cancelación.



ARTÍCULO 243. USO DE CELULARES. El gasto en concepto de celulares adquiridos para el servicio público, de acuerdo con los límites contratados, incluyendo los de tecnología avanzada, solo se reconocerá a los funcionarios que ejercen los cargos de Presidente y Vicepresidente de la República, Diputados, Secretario y Subsecretarios Generales de la Asamblea Nacional, Ministros y Viceministros de Estado, Gobernadores, Magistrados de la Corte Suprema de Justicia, Procurador General de la Nación, Procurador de la Administración, Contralor y Subcontralor General de la República, Defensor del Pueblo, Adjunto del Defensor del Pueblo, Magistrados del Tribunal Electoral y Fiscal General Electoral, Magistrados del Tribunal Administrativo de Contrataciones Públicas, Magistrados del Tribunal de Cuentas, Fiscal de Cuentas, Directores y Subdirectores Generales, Gerentes y Subgerentes Generales, Administradores y Subadministradores Generales, Rectores de universidades oficiales y Secretarios y Subsecretarios Generales de las entidades del Sector Público.

Adicionalmente a los funcionarios señalados en el párrafo anterior, tendrán derecho al uso de celulares en los Ministerios los Directores y Subdirectores Nacionales, así como los asistentes, la secretaria del Ministro y el personal de seguridad del Ministro o Viceministro que así lo requiera por la naturaleza de sus funciones y lo haya autorizado por escrito.

De igual manera, tendrán el mismo derecho los Directores y Subdirectores Nacionales de las entidades del sector descentralizado.

Los funcionarios no autorizados en los párrafos anteriores deberán cubrir dicho gasto de su propio peculio.

ARTÍCULO 244. ADQUISICIONES Y CONTRATOS MULTIANUALES. En las compras de medicamentos, de equipo e instrumental médico-quirúrgico, de laboratorio, sanitario, odontológico, de rayos X y otros similares, así como en los contratos de alquiler, de mantenimiento, de arrendamiento financiero y operativo y de consultoría, cuya duración sea mayor de un año, se procederá como sigue:

1. La institución sustentará, ante la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas, el tiempo estimado de los contratos por adquisiciones de bienes y servicios y los pagos efectivos durante el transcurso de dicha ejecución, para cada vigencia fiscal.
2. El acto público se realizará por el valor total del contrato de la adquisición de bienes y servicios. El contrato indicará la partida presupuestaria correspondiente al



pago estimado para la vigencia en curso y la obligación de la institución de incluir, en los presupuestos de las próximas vigencias fiscales, las partidas presupuestarias programadas por los montos a pagar en dichas vigencias.

SECCIÓN 3ª
EJECUCIÓN DE LAS INVERSIONES PÚBLICAS

ARTÍCULO 245. EJECUCIÓN DE INVERSIONES. La ejecución de inversiones se inicia con el llamado al acto público o la solicitud de excepción. Para tal fin, se deberá contar previamente con su autorización en el Presupuesto General del Estado y la disponibilidad de la partida presupuestaria correspondiente.

El llamado al acto público o la solicitud de excepción deberá indicar la partida presupuestaria con cargo a la cual se realizará el gasto. En los casos a que se refiere el artículo 23 de la Ley 22 de 2006, sobre contrataciones públicas, se deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que el proyecto cuenta con el financiamiento garantizado.

ARTÍCULO 246. INVERSIONES PÚBLICAS POR CONTRATO. Las inversiones públicas se realizarán por contrato. Para este propósito, las instituciones ejecutoras prepararán o contratarán, con cargo al proyecto, los servicios de profesionales o técnicos y de firmas privadas para la confección de los correspondientes pliegos, planos, especificaciones y cronogramas de trabajo que servirán para la realización del acto público y demás trámites pertinentes.

ARTÍCULO 247. INVERSIONES PÚBLICAS POR ADMINISTRACIÓN DIRECTA. En caso de urgencia, las inversiones podrán ejecutarse por administración directa. La institución ejecutora deberá contar, antes del inicio de la obra, con los planos terminados, el presupuesto de la obra y el cronograma de realizaciones. El personal asignado a las oficinas ejecutoras de proyectos se podrá contratar como personal contingente o transitorio con cargo al presupuesto de funcionamiento, y podrá permanecer hasta que concluya la ejecución del proyecto. En los casos de proyectos de inversión, cuyas fuentes de financiamiento involucren recursos tanto locales como externos, se viabiliza la utilización del objeto de gastos Personal Transitorio para Inversiones (004). La contratación requerida por servicios profesionales se hará con base en lo establecido en el artículo 232 de la presente Ley.



PARÁGRAFO. Los costos de la administración del proyecto, incluyendo al personal asignado, no excederán el 30% del monto total de la asignación anual del proyecto.

ARTÍCULO 248. ANTICIPO Y PAGO A CONTRATISTAS. No se autorizarán pagos sin la presentación de las cuentas debidamente examinadas por la Contraloría General de la República, sobre obras efectivamente realizadas o sobre sus avances. Cuando la ejecución del contrato o de la obra requiera de desembolsos anticipados, el pliego de cargos y las especificaciones técnicas de la licitación pública así lo hará constar, al igual que el respectivo contrato de ejecución de obra, con indicación del requisito de constitución de la fianza de anticipo que deberá ser del 100% del valor anticipado.

ARTÍCULO 249. PAGO MEDIANTE CARTAS DE CRÉDITO. La forma de pago mediante el mecanismo de carta de crédito, tanto para compras locales como para compras en el exterior, se utilizará por parte del Sector Público cuando la naturaleza de la obra así lo amerite, siempre que el pliego de cargos de la respectiva licitación así lo haga constar y quede debidamente estipulado en el correspondiente contrato. La gestión para la apertura del crédito ante el Banco Nacional de Panamá deberá ser previamente autorizada por el Ministerio de Economía y Finanzas y refrendada por la Contraloría General de la República.

ARTÍCULO 250. INVERSIONES MULTIANUALES. Para los efectos de proyectos de inversión de duración mayor de un año, se procederá como sigue:

1. La institución, junto con la Dirección de Presupuesto de la Nación y la Dirección de Programación de Inversiones del Ministerio de Economía y Finanzas, estimará el tiempo de ejecución del proyecto y los pagos efectivos durante el transcurso de ejecución de este.
2. La licitación pública se realizará por la totalidad del proyecto, y el contrato entre el Estado y el contratista incluirá la partida presupuestaria correspondiente al pago estimado para la vigencia en curso, debidamente certificada por la Dirección de Presupuesto de la Nación. De igual forma, el contrato deberá incluir una cláusula que obliga a la institución, y por ende al Estado, a incluir en los presupuestos de la institución de las próximas vigencias fiscales los recursos financieros programados a pagar durante esas vigencias correspondientes. Estos proyectos tendrán prioridad sobre cualquier otro proyecto, y la institución estará obligada a ejecutar el proyecto en forma prioritaria. El Ministerio de Economía y Finanzas, de igual forma, a través del Presupuesto General del Estado de las

vigencias fiscales correspondientes, honrará las obligaciones contraídas y les dará prioridad a los proyectos en ejecución.

ARTÍCULO 251. AUMENTO DEL COSTO DE LA INVERSIÓN. Los aumentos del costo total de un proyecto de inversión, debidamente justificados por razones técnicas no previstas en los planos y especificaciones originales, deberán contar previamente con las asignaciones presupuestarias respectivas.

PARÁGRAFO. En los contratos que tengan como garantía adicional la retención de un porcentaje de las cuentas presentadas por avance de obras, se podrá devolver esta retención al contratista cuando se compruebe que el alcance del contrato original se ha cumplido, aun cuando queden pendientes la aprobación y autorización de acuerdos suplementarios que hubieran sido acordados.

ARTÍCULO 252. INVERSIONES DE DESARROLLO LOCAL Y OBRAS COMUNITARIAS. Las transferencias de capital del presupuesto de inversión correspondiente a los Proyectos de Desarrollo Local y Obras Comunitarias serán asignadas en forma igualitaria y desembolsadas de acuerdo con los avances de ejecución de obras y de los ingresos recaudados.

ARTÍCULO 253. REGISTRO DE GASTOS EN LOS PROYECTOS DE INVERSIÓN. Los desembolsos de los fondos a través de convenios de empréstitos o donaciones deberán ingresar a la Cuenta del Tesoro Nacional para efectos de registro y, posteriormente, podrán ser depositados en las cuentas indicadas en dichos convenios o donaciones, para los efectos de su administración.

No se registrarán gastos en los proyectos de inversión con financiamiento local, si previamente no se han recibido los desembolsos correspondientes.

ARTÍCULO 254. REGISTRO DE LAS INVERSIONES FINANCIERAS DEL BANCO NACIONAL DE PANAMÁ, LA CAJA DE AHORROS Y LA CAJA DE SEGURO SOCIAL. Por la naturaleza de las inversiones financieras que realizan el Banco Nacional de Panamá, la Caja de Ahorros y la Caja de Seguro Social, los cuales compiten en el mercado financiero, se autoriza para que estas entidades en su Programa de Inversiones Financieras realicen las modificaciones en ejecución de las asignaciones presupuestarias, con la finalidad de mantener el equilibrio entre los gastos y el presupuesto autorizado.



De igual manera, esta medida se aplicará a los intereses que se pagan a los cuentahabientes de estas entidades financieras.

ARTÍCULO 255. CONTRATOS DE PRÉSTAMOS EXTERNOS. Los pliegos de cargos y demás documentos de las licitaciones para la ejecución de obras o adquisición de bienes y servicios, financiados con fondos provenientes de contratos de préstamos con organismos financieros internacionales o gobiernos extranjeros, podrán incluir las normas y procedimientos previstos en dichos contratos.

PARÁGRAFO. Solamente se comprometerá el pago con fuente externa cuando se haya recibido el desembolso o esté garantizada su recepción oficialmente.

SECCIÓN 4ª
MODIFICACIONES AL PRESUPUESTO

ARTÍCULO 256. TRASLADO DE PARTIDA. El traslado de partida es la transferencia de recursos en las partidas del Presupuesto, con saldo disponible de fondos o sin utilizar, a otras que se hayan quedado con saldos insuficientes o que no tengan asignación presupuestaria.

Los traslados de partidas se podrán realizar entre el 15 de enero y el 30 de noviembre; no obstante, podrán realizarse en cualquier época del año en el caso de obras de inversiones y gastos para la atención de servicios sociales.

Las instituciones públicas presentarán las solicitudes de traslados de saldos disponibles de fondos entre las partidas presupuestarias al Ministerio de Economía y Finanzas, el cual autorizará o no la correspondiente solicitud, previa verificación de la efectiva disponibilidad de los saldos no comprometidos. Los traslados de partidas de trescientos mil balboas (B/.300,000.00) o más se remitirán a la Comisión de Presupuesto de la Asamblea Nacional para su consideración. Si la Comisión de Presupuesto no realiza ninguna actuación dentro de los veinte días siguientes al recibo de la solicitud, se entenderá que ha sido aprobada la modificación correspondiente. Si por el contrario, la Comisión de Presupuesto realiza actuación, se suspende el término, y se comunicará a la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y a la entidad solicitante, hasta tanto la entidad solicitante realice la sustentación ante la Comisión, que la aprobará o la rechazará.



La documentación correspondiente a los traslados de partidas menores de trescientos mil balboas (B/.300,000.00) se remitirá a la Comisión de Presupuesto de la Asamblea Nacional. Esta Comisión podrá hacer las citaciones a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados.

PARÁGRAFO 1. En los casos de emergencia nacional declarada por el Consejo de Gabinete mediante resolución, se faculta al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, para realizar traslados de partidas con el fin de hacerle frente a dicha emergencia, por un monto de hasta un millón de balboas (B/.1,000,000.00). La documentación correspondiente se remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento. Esta Comisión podrá citar a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados.

PARÁGRAFO 2. No se podrá dividir el objeto de gasto de la partida presupuestaria en partes o grupos, con el fin de que el monto objeto del traslado no alcance los trescientos mil balboas (B/.300,000.00). Se exceptúan las transferencias corrientes y de capital a las Juntas Comunales y Municipios.

PARÁGRAFO 3. Los traslados de partidas que soliciten las entidades y que afecten los proyectos del Plan Estratégico de Gobierno deberán solicitarse primeramente a la Secretaría de Metas del Ministerio de la Presidencia para su evaluación y opinión. Posteriormente, se remitirán al Ministerio de Economía y Finanzas para su trámite correspondiente.

ARTÍCULO 257. LIMITACIONES A LOS TRASLADOS DE PARTIDAS. Las solicitudes de traslados de saldos de las partidas de gastos deberán ajustarse a las siguientes normas:

1. Los saldos de las partidas de servicios básicos y de contribuciones a la Caja de Seguro Social solamente se podrán utilizar para reforzar objetos de gastos entre sí, o sea entre servicios básicos y entre contribuciones a la Caja de Seguro Social.
2. Los saldos de las partidas de gastos de funcionamiento podrán ser trasladados entre sí, con excepción de los saldos de las partidas de sueldos fijos, de cuotas a organismos internacionales, y del Servicio de la Deuda Pública, cuando corresponda a ahorros comprobados, los cuales serán verificados por el Ministerio de Economía y Finanzas.



3. Los saldos de las partidas de funcionamiento podrán reforzar proyectos de inversión; no obstante, las partidas de inversión no podrán trasladarse para reforzar partidas de funcionamiento.
4. Los saldos de las partidas de inversiones podrán trasladarse entre sí.
5. La cancelación o posposición de proyectos de inversión presupuestados en la vigencia podrán reforzar otros proyectos con partidas insuficientes o crear nuevos proyectos de inversión.
6. Se prohíbe trasladar saldos disponibles para reforzar las partidas del objeto del gasto codificadas en el grupo de Asignaciones Globales, con excepción de los Gastos del Servicio Exterior y de Emergencias Nacionales.

ARTÍCULO 258. CRÉDITOS ADICIONALES. Los créditos adicionales son los que aumentan el monto del Presupuesto General del Estado y se dividen en dos clases: extraordinarios y suplementarios. Los extraordinarios son los que se aprueban con el fin de atender causas imprevistas y urgentes, así como los gastos que demanden la creación de un servicio y/o proyecto no previsto en el Presupuesto. Los suplementarios son los destinados a proveer la insuficiencia en las partidas existentes en el Presupuesto.

ARTÍCULO 259. VIABILIDAD DE LOS CRÉDITOS ADICIONALES. Los créditos adicionales serán viables cuando exista un superávit o excedente real en el Presupuesto de Ingresos, cuando exista un ingreso que no haya sido incluido en el Presupuesto o cuando se cree uno nuevo.

Dichas solicitudes de créditos adicionales se tramitarán de acuerdo con los niveles de ejecución de los programas, las actividades y los proyectos, demostrados por las entidades solicitantes.

ARTÍCULO 260. PLAZOS PARA LOS CRÉDITOS ADICIONALES. Los créditos adicionales que se generen en las instituciones públicas se solicitarán al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, acompañados de una justificación que permita a este Ministerio realizar un análisis evaluativo de su viabilidad. En el caso de las entidades del Sector Descentralizado, se deberá incluir la resolución de aprobación de la respectiva Junta Directiva. Las solicitudes se podrán presentar, entre el 1 de marzo y el 30 de septiembre del año de la vigencia del Presupuesto, al Ministerio de Economía y Finanzas, y a la Comisión de Presupuesto de la Asamblea Nacional hasta el 15 de octubre, a fin de ser votadas por esta.



El Consejo Económico Nacional y el Consejo de Gabinete, según lo que corresponda, por solicitud expresa del Presidente de la República, están facultados para considerar créditos adicionales fuera de los periodos establecidos en este artículo, y la Comisión de Presupuesto de la Asamblea Nacional estará facultada para darles el trámite correspondiente.

ARTÍCULO 261. PROCEDIMIENTO DE LOS CRÉDITOS ADICIONALES. Las instituciones públicas presentarán las solicitudes de créditos adicionales al Ministerio de Economía y Finanzas, el cual elaborará el proyecto de resolución.

Cuando el proyecto de resolución recomendado no exceda un monto de tres millones de balboas (B/.3,000,000.00), será remitido al Consejo Económico Nacional para su aprobación y, posteriormente, junto con el informe sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, se someterá a la aprobación final de la Comisión de Presupuesto de la Asamblea Nacional. Cuando el proyecto de resolución recomendado exceda un monto de tres millones de balboas (B/.3,000,000.00), se remitirá al Consejo Económico Nacional para que emita su opinión favorable; posteriormente, junto con el informe favorable sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, será remitido para la aprobación del Consejo de Gabinete, que lo remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo.

La Contraloría General de la República deberá pronunciarse por escrito sobre la viabilidad financiera y la conveniencia, en un plazo no mayor de quince días hábiles, contado desde la fecha en que recibe la documentación enviada por el Ministerio de Economía y Finanzas.

ARTÍCULO 262. MODIFICACIONES PRESUPUESTARIAS ENTRE INSTITUCIONES. El Ministerio de Economía y Finanzas podrá tramitar modificaciones al Presupuesto General del Estado, a través de la Dirección de Presupuesto de la Nación, por medio de la reducción del monto de una o más instituciones, con el propósito de incrementar la asignación de otra u otras, mediante el procedimiento de traslado de partidas.

ARTÍCULO 263. GASTO TRIBUTARIO. Son las concesiones o exenciones (subsidios u otros) a una estructura tributaria que reducen la recaudación de ingresos del Gobierno.



El Ministerio de Economía y Finanzas registrará el gasto tributario a través de la Dirección Nacional de Contabilidad, la cual las coordinará con la Dirección General de Ingresos, las entidades ejecutoras de Gobierno Central que den reconocimiento a este tipo de gastos y la Contraloría General de la República.

ARTÍCULO 264. MODIFICACIÓN A LA ESTRUCTURA DE PUESTOS. Las modificaciones a la estructura de puestos que requieran las instituciones públicas, cuyos cargos se encuentran acreditados en la Carrera Administrativa, deberán ser solicitadas a la Dirección General de Carrera Administrativa, que las evaluará y recomendará, a partir del 15 de enero hasta el 15 de septiembre, posteriormente las remitirá al Ministerio de Economía y Finanzas para su evaluación y registro. Los cargos o las entidades que no están acreditadas en la Carrera Administrativa remitirán al Ministerio de Economía y Finanzas, a partir del 15 de enero hasta el 15 de septiembre, las solicitudes de modificaciones, a fin de eliminar posiciones vacantes, crear posiciones nuevas, modificar posiciones existentes y asignar dietas y sobresueldos debidamente autorizados. El Ministerio de Economía y Finanzas enviará a la Comisión de Presupuesto de la Asamblea Nacional la documentación correspondiente para su conocimiento.

El monto de los aumentos y de las creaciones establecidas en los cambios de la estructura de puestos solo podrá ser financiado mediante la disminución y eliminación de puestos.

Cuando la modificación a la estructura de puestos solicitada conlleva un traslado de partida, este podrá ser tramitado simultáneamente con la solicitud de modificación.

En el caso de las solicitudes que incluyan cargos bajo el régimen de Carrera Administrativa, deberán adjuntar la recomendación favorable de la Dirección General de Carrera Administrativa. El Ministerio de Economía y Finanzas determinará la forma en que dichas solicitudes serán presentadas mediante el procedimiento de resoluciones.

CAPÍTULO III
SEGUIMIENTO Y EVALUACIÓN DEL PRESUPUESTO

ARTÍCULO 265. SEGUIMIENTO Y EVALUACIÓN. Seguimiento es verificar si la ejecución del Presupuesto se está realizando de acuerdo con los planes, programas, proyectos y decisiones, así como identificar problemas y solucionarlos. Evaluación es



verificar si los resultados obtenidos y logros alcanzados han sido oportunos y a costos razonables, y reajustar los programas si es indispensable.

ARTÍCULO 266. PROCEDIMIENTO. El Ministerio de Economía y Finanzas realizará el seguimiento y la evaluación de los programas incluidos en el Presupuesto General del Estado para asegurar que su avance físico y financiero corresponda a lo previsto.

En caso de determinarse atraso en los calendarios de ejecución preparados por las propias instituciones ejecutoras, el Ministerio de Economía y Finanzas podrá retener los pagos, con base en las asignaciones mensuales establecidas, hasta que se solucionen los problemas que obstaculizan la ejecución del Presupuesto.

El Ministerio de Economía y Finanzas dará seguimiento a la ejecución financiera del Sector Público y, si en cualquier época del año considera fundadamente que el total de los ingresos disponibles pueda ser inferior al total de los gastos autorizados en el Presupuesto General del Estado, presentará un plan de contención del gasto público al Consejo de Gabinete para su aprobación y posterior comunicación a las instituciones públicas. Este plan también podrá ser aprobado mediante resolución ejecutiva, con el concepto favorable de la Comisión de Presupuesto de la Asamblea Nacional, para lo cual el Órgano Ejecutivo remitirá toda la documentación necesaria a dicha Comisión.

El Ministerio de Economía y Finanzas también podrá presentar al Órgano Ejecutivo un plan de reducción del gasto público, cuando en cualquier época del año los ingresos efectivamente recaudados sean inferiores a los presupuestados y no exista previsión para solventar tal condición. Este plan será sometido a la aprobación del Consejo de Gabinete y a la Comisión de Presupuesto de la Asamblea Nacional, para la correspondiente modificación del Presupuesto General del Estado.

PARÁGRAFO 1. Los ajustes por contención o reducción del gasto a los presupuestos del Órgano Legislativo, del Órgano Judicial, del Ministerio Público, del Tribunal Electoral, de la Defensoría del Pueblo y de la Contraloría General de la República no serán porcentualmente superiores en cada una de estas instituciones al ajuste del Presupuesto General del Estado, y afectarán los renglones que estas determinen, respetando los gastos de forzoso cumplimiento.



PARÁGRAFO 2. Desde el año fiscal en que se inicie un presupuesto de elecciones con miras a la realización de estas y hasta el año fiscal en que se celebren, el Tribunal Electoral queda exceptuado de la aplicación de esta norma restrictiva. Durante este periodo, el Tribunal Electoral tendrá siempre a su disposición las partidas que le hubieran sido aprobadas en el Presupuesto General del Estado.

ARTÍCULO 267. PLAZOS E INFORMES. Las instituciones públicas remitirán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que muestre la ejecución presupuestaria con todos los detalles que sean solicitados, especialmente la información referente a sus ingresos, gastos, inversiones, deuda pública, flujo de caja, gestión administrativa, indicadores de gestión, logros programáticos y volúmenes de trabajo. En adición y dentro de los primeros diez días del vencimiento de cada trimestre, presentarán a estas instituciones una copia de sus estados financieros.

Con base en lo anterior, el Ministerio de Economía y Finanzas, junto con la Contraloría General de la República, presentará a la Presidencia de la República y a la Comisión de Presupuesto de la Asamblea Nacional un informe trimestral analítico consolidado sobre la Ejecución Presupuestaria del Sector Público dentro de los cuarenta y cinco días siguientes a la terminación del trimestre correspondiente. El Ministerio de Economía y Finanzas presentará el Informe Trimestral de Ejecución Física y Financiera de las Inversiones del Sector Público, que incluye las inversiones financiadas por el Fondo Fiduciario para el Desarrollo. La ejecución presupuestaria de los egresos o gastos deberá reflejar los compromisos registrados en la contabilidad presupuestaria a la fecha de presentación del informe, ajustados los gastos contingentes que se hayan comprometido.

La Contraloría General de la República presentará al Órgano Ejecutivo y al Órgano Legislativo un informe trimestral sobre el estado financiero de la Administración Pública, sin perjuicio de hacerlo con mayor frecuencia cuando las circunstancias lo ameriten o cuando le sea requerido por cualquiera de estos. Por su parte, el Ministerio de Economía y Finanzas presentará trimestralmente a la Comisión de Presupuesto un informe sobre el Estado de la Deuda Pública y su servicio. Estos informes se presentarán dentro de los cuarenta y cinco días siguientes a la terminación del siguiente trimestre.

ARTÍCULO 268. REASIGNACIÓN DE PARTIDAS PRESUPUESTARIAS. Con la finalidad de dar seguimiento a la ejecución de las partidas presupuestarias consignadas en



el presupuesto mensualizado, el Ministerio de Economía y Finanzas evaluará dicha ejecución y determinará la reasignación de partidas presupuestarias al Presupuesto General del Estado, a través de traslados de partidas presupuestarias, con el propósito de fortalecer prioridades en programas, proyectos y/o actividades con insuficiencias o con falta de asignación presupuestaria en otras entidades o programas.

CAPÍTULO IV
CIERRE Y LIQUIDACIÓN DEL PRESUPUESTO

ARTÍCULO 269. CIERRE PRESUPUESTARIO. Cierre es la finalización de la vigencia presupuestaria anual después de la cual no se registra recaudación de ingresos ni se realiza compromiso de gastos con cargo al Presupuesto clausurado. El cierre se realizará el 31 de diciembre del 2011.

El Ministerio de Economía y Finanzas presentará el informe de cierre a la Comisión de Presupuesto de la Asamblea Nacional para analizar el cumplimiento en la ejecución del Presupuesto General del Estado, a más tardar dentro de los sesenta días siguientes al cierre fiscal.

ARTÍCULO 270. RESERVA DE CAJA. Con el propósito de facilitar el cierre del Presupuesto, las instituciones públicas deberán solicitar al Ministerio de Economía y Finanzas reservas de caja de los compromisos devengados existentes al 31 de diciembre, estos deben ser pagados a más tardar el último día laborable del mes de abril del siguiente año.

Para el caso de proyectos o cuentas que cubren más de una vigencia, las instituciones deberán incluir en las solicitudes de reserva solamente los compromisos a pagar durante el año de la vigencia presupuestaria.

ARTÍCULO 271. LIQUIDACIÓN PRESUPUESTARIA. Liquidación es el conocimiento de los resultados de la ejecución presupuestaria de la situación financiera del Sector Público. La liquidación del Presupuesto del 2011 se realizará hasta el 30 de abril del año 2012.

Corresponde al Ministerio de Economía y Finanzas, coordinadamente con la Contraloría General de la República, realizar la liquidación del Presupuesto General del Estado, con

base en los informes presentados por las entidades públicas y en la información proporcionada por la contabilidad gubernamental.

ARTÍCULO 272. SALDO EN CAJA LIBRE. El saldo en caja libre es la disponibilidad financiera de recursos menos las reservas de caja autorizadas por el Ministerio de Economía y Finanzas.

CAPÍTULO V
DISPOSICIONES VARIAS

ARTÍCULO 273. PRESENTACIÓN DE ANTEPROYECTO DE PRESUPUESTO. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas su anteproyecto de presupuesto para cada vigencia fiscal, a más tardar el 30 de abril de cada año. A las entidades que no cumplan con esta disposición, se les tomará como anteproyecto la cifra preliminar que presenta el Ministerio de Economía y Finanzas a través de la Dirección de Presupuesto de la Nación.

El anteproyecto de presupuesto deberá incluir los indicadores de gestión, los objetivos y metas programáticas vinculadas con los recursos, así como las proyecciones de ingresos y gastos de funcionamiento e inversión, a mediano plazo, para un periodo no menor de tres años adicionales.

ARTÍCULO 274. MODIFICACIÓN A LA ESTRUCTURA PROGRAMÁTICA. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas, a partir del 1 de febrero hasta el 30 de abril, modificaciones a su estructura programática, a través de la Dirección de Presupuesto de la Nación, que las evaluará y recomendará.

ARTÍCULO 275. TRASLADOS DE FUNCIONARIOS ENTRE ENTIDADES DEL ESTADO. Del 15 de enero hasta el 30 de junio y previa consulta a la Dirección General de Carrera Administrativa, el servidor público nombrado para prestar servicios en una entidad del Estado, que es requerido por otra, podrá ser transferido a esta última mediante la solicitud formulada al Ministerio de Economía y Finanzas por la institución interesada, la aceptación de la institución que hizo el nombramiento y el consentimiento del funcionario afectado. El Ministerio de Economía y Finanzas preparará la resolución ejecutiva correspondiente con el detalle de las afectaciones presupuestarias y, una vez aprobada, comunicará la acción a las entidades involucradas y a la Contraloría General de



la República. La ejecución de esta decisión requerirá únicamente de la aprobación del Presidente de la República y del acta de inicio de labores correspondiente.

ARTÍCULO 276. AUTORIZACIÓN PARA DESCUENTOS MENSUALES DE LAS CUENTAS CORRIENTES DE LAS INSTITUCIONES. Se autoriza al Ministerio de Economía y Finanzas, a través de la Dirección General de Tesorería, para que instruya al Banco Nacional de Panamá a descontar mensualmente, de las cuentas corrientes de las instituciones públicas, las sumas de dinero correspondientes a su cuenta de consumo de servicios básicos (agua, teléfono, aseo y energía eléctrica), contribuciones a la seguridad social y aportes al Gobierno Central.

Se incluyen en esta disposición las transferencias o aportes a favor de instituciones públicas, consignadas en los presupuestos de las instituciones receptoras como parte de sus ingresos, así como las establecidas por leyes especiales.

ARTÍCULO 277. COMPENSACIÓN DE CRÉDITOS Y DÉBITOS ENTRE INSTITUCIONES PÚBLICAS. Se autoriza la compensación de créditos a favor y deudas a cargo del Gobierno Central, entre este y las entidades del Sector Descentralizado, y de estas entre sí. La autorización para la compensación en referencia estará a cargo del Órgano Ejecutivo a través del Consejo de Gabinete. Para hacer efectiva esta disposición, deberá cumplirse con los mecanismos presupuestarios correspondientes.

A los efectos de cumplir con los trámites de compensación antes señalados, el Ministerio de Economía y Finanzas, junto con las entidades afectadas, acordará el procedimiento apropiado para los ajustes y registros necesarios. Este procedimiento deberá ser notificado a la Contraloría General de la República y a la Comisión de Presupuesto.

ARTÍCULO 278. INFORME SOBRE POLÍTICAS Y SISTEMA SALARIAL. Con el propósito de conformar una base de datos central del sistema presupuestario y salarial, las instituciones públicas deberán remitir mensualmente al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional copias de sus respectivos sistemas de planilla con la siguiente información:

1. Datos básicos individuales de cada funcionario.
2. Clase ocupacional a la que pertenece el funcionario.
3. Carrera y régimen al que pertenece.
4. Unidad organizativa a la que pertenece.
5. Clasificación presupuestaria programática del cargo.



6. Conceptos e importes pagados según la planilla.

PARÁGRAFO. La Dirección General de Carrera Administrativa tendrá acceso a esta información. Se faculta al Ministerio de Economía y Finanzas para que establezca los procedimientos necesarios a efecto de cumplir con esta disposición.

ARTÍCULO 279. MANUAL DE ORGANIZACIÓN Y DE CLASES OCUPACIONALES. Las instituciones del Sector Público deberán actualizar sus respectivos manuales institucionales de organización y de clases ocupacionales, según la metodología adoptada por el Ministerio de Economía y Finanzas y la Dirección General de Carrera Administrativa, en lo que corresponde al Manual de Clases Ocupacionales.

La actualización de ambos manuales será adoptada para la elaboración de los subsiguientes presupuestos.

ARTÍCULO 280. BONIFICACIÓN POR ANTIGÜEDAD A LOS SERVIDORES PÚBLICOS DE CARRERA ADMINISTRATIVA Y DE CARRERA DEL SERVICIO LEGISLATIVO. La bonificación por antigüedad se calcula tomando en cuenta los años laborados, desde la adquisición del estatus de servidor público de Carrera Administrativa o de Carrera del Servicio Legislativo al último sueldo devengado, cuyo derecho se adquiere por renuncia, jubilación o reducción de fuerza.

El servidor público, al completar diez años de servicio, tendrá derecho a cuatro meses de sueldo por bonificación; al completar quince años de servicio, tendrá derecho a seis meses de sueldo por bonificación; al completar veinte años de servicio, tendrá derecho a ocho meses de sueldo por bonificación, y al completar veinticinco años de servicio, tendrá derecho a diez meses de sueldo por bonificación.

Para tales efectos, las instituciones incorporadas al Régimen de Carrera Administrativa deben establecer las reservas correspondientes en cada anteproyecto de presupuesto.

En caso de fallecimiento del servidor público, se le concederá seis meses de sueldo al beneficiario previamente designado o, en su defecto, a sus herederos.

ARTÍCULO 281. MODIFICACIÓN A LA ESTRUCTURA ORGANIZATIVA. Las instituciones del Sector Público podrán solicitar, al Ministerio de Economía y Finanzas,



modificaciones a su estructura organizativa, a través de la Dirección de Desarrollo Institucional del Estado, que la evaluará y autorizará.

ARTÍCULO 282. CONTROL PREVIO. Para los efectos de esta Ley, se entiende por Control Previo la fiscalización y el análisis de las actuaciones administrativas que afectan o puedan afectar un patrimonio público, antes de que tal afectación se produzca, a fin de lograr que se realicen con corrección y dentro de los marcos legales. Para tal fin, la Contraloría General de la República, a través del funcionario que la represente, consignará su conformidad con acto de manejo mediante su refrendo, una vez se compruebe que cumple con los requisitos legales necesarios. Por el contrario, cuando medien razones jurídicas objetivas que ameriten la oposición de la Contraloría a que el acto se emita, el representante de dicha institución improbará el acto por escrito e indicará al funcionario u organismo encargado de emitirlo las razones en que se funda tal improbación. El refrendo a que se refiere este artículo puede hacerse vía electrónica.

El Control Objetivo o Previo se limitará a la verificación de la partida de gasto autorizada por la Ley de Presupuesto General del Estado y las normas legales aplicables. Este control se aplicará en los contratos y actos públicos, de conformidad con la legislación correspondiente.

ARTÍCULO 283. INVERSIONES SOCIALES A TRAVÉS DEL PROGRAMA DE DINAMIZACIÓN. Las inversiones públicas podrán ejecutarse a través del Programa de Dinamización de Inversiones para aplicar las normas del Convenio con el Programa de las Naciones Unidas para el Desarrollo (PNUD) o cualesquiera otros programas que autorice el Órgano Ejecutivo.

ARTÍCULO 284. CONTRATACIONES QUE CELEBRE EL PROGRAMA DE AYUDA NACIONAL- PAN. Los contratos que celebre el Programa de Ayuda Nacional- PAN estarán exceptuados de la aplicación de la Ley 22 de 2006 hasta el 31 de diciembre de 2011.

ARTÍCULO 285. SALDO DE VIGENCIA DE SEGURO EDUCATIVO. La Contraloría General de la República, según lo establecido en la Ley 49 de 2002, que modifica artículos del Decreto de Gabinete 168 de 1971, sobre el Seguro Educativo, modificado por las leyes 13 y 16 de 1987, deberá certificar, a más tardar el 15 de enero del año 2011, sobre el excedente del Seguro Educativo existente, al Ministerio de Economía y



Finanzas y al Ministerio de Educación, para que puedan proceder a incluir dichas sumas en el presupuesto y para los fines propuestos por la Ley 49 de 2002.

ARTÍCULO 286. AFECTACIONES PRESUPUESTARIAS. Todas las afectaciones presupuestarias que realicen las instituciones públicas deberán ser imputadas a los objetos de gastos establecidos en el Manual de Clasificaciones Presupuestarias del Gasto Público, autorizado por el Ministerio de Economía y Finanzas.

ARTÍCULO 287. APLICACIÓN DE LAS NORMAS. Se autoriza al Ministerio de Economía y Finanzas y a la Contraloría General de la República para que, mediante instructivos, circulares y cualquiera otra forma de comunicación que estimen apropiada, instruyan a las instituciones públicas sobre la correcta aplicación de estas Normas Generales de Administración Presupuestaria. Dichas comunicaciones serán remitidas igualmente a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

ARTÍCULO 288. VIGENCIA. Esta Ley comenzará a regir desde el 1 de enero del 2011.

COMUNÍQUESE Y CÚMPLASE.

Proyecto 185 de 2010 aprobado en tercer debate, en el Palacio Justo Arosemena, ciudad de Panamá, a los días 21 del mes de octubre del año dos mil diez.

El Presidente,



José Muñoz Molina

El Secretario General,



Wigberto E. Quintero G.



ÓRGANO EJECUTIVO NACIONAL. PRESIDENCIA DE LA REPÚBLICA.

PANAMÁ, REPÚBLICA DE PANAMÁ, DE 2 DE noviembre DE 2010.



RICARDO MARTINELLI BERROCAL
Presidente de la República



ALBERTO VALLARINO CLÉMENT
Ministro de Economía y Finanzas


SEC MAIL PROCESSING
RECEIVED
OCT - 3 2011
WASH, D.C.
191
SECTION

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

OMB APPROVAL
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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Panama
Exact name of registrant as specified in charter

0000076027
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2010
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-07558
SEC file number, if available

S-____________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-____________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2010
Report period (if applicable)

____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Panama City, Republic of Panama, on the___day of September, 2011.

REPUBLIC OF PANAMA

By: ____________________
Mahesh C. Khemlani
Vice Minister of Finance of the Republic of Panama

Exhibit begins on page 4 of 136

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Panama's Annual Report on Form 18-K for the year ended December 31, 2010 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the 2011 Annual Budget of the Republic of Panama (in Spanish).

EXHIBIT C

Tipo de Norma: LEY

Número: 75 *Referencia:*

Año: 2010 *Fecha(dd-mm-aaaa):* 02-11-2010

Titulo: QUE DICTA EL PRESUPUESTO GENERAL DEL ESTADO PARA LA VIGENCIA FISCAL DE 2011.

Dictada por: ASAMBLEA NACIONAL

Gaceta Oficial: 26655-A *Publicada el:* 02-11-2010

Rama del Derecho: DER. FINANCIERO

Palabras Claves: Presupuesto, Código Fiscal, Finanzas públicas

Páginas: 130 *Tamaño en Mb:* 5.045

Rollo: 578 *Posición:* 172

LEY 75

De 2 de noviembre de 2010

Que dicta el Presupuesto General del Estado para la vigencia fiscal de 2011

LA ASAMBLEA NACIONAL

DECRETA:

TÍTULO I

RESUMEN DEL PRESUPUESTO GENERAL DEL ESTADO

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS DEL PRESUPUESTO GENERAL DEL ESTADO

ARTÍCULO 1. Apruébase el Presupuesto General del Estado para la vigencia fiscal de 2011 cuyo resumen por grupos institucionales e ingresos y gastos se expresan a continuación en Balboas:

GRUPOS INSTITUCIONALES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
0. GOBIERNO CENTRAL	5,750,634,675	1,665,247,429	7,415,882,104	4,170,486,982	3,245,395,122	7,415,882,104
1. INSTITUCIONES DESCENTRALIZADAS	3,044,878,100	839,815,600	3,884,693,700	2,658,754,550	1,225,939,150	3,884,693,700
2. EMPRESAS PÚBLICAS	833,772,800	191,141,600	1,024,914,400	725,600,300	299,314,100	1,024,914,400
3. INTERMEDIARIOS FINANCIEROS	462,605,800	1,597,042,900	2,059,648,700	393,586,300	1,666,062,400	2,059,648,700
TOTAL	10,091,891,375	4,293,247,529	14,385,138,904	7,948,428,132	6,436,710,772	14,385,138,904
MENOS TRANSFERENCIAS INTER INSTITUCIONALES	991,704,600	384,135,100	1,375,839,700	991,704,600	384,135,100	1,375,839,700
TOTAL PRESUPUESTO GENERAL DEL ESTADO	9,100,186,775	3,909,112,429	13,009,299,204	6,956,723,532	6,052,575,672	13,009,299,204



ARTÍCULO 2. Apruébase los gastos corrientes del Presupuesto General del Estado para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas :

GRUPOS INSTITUCIONALES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	APORTE AL FISCO	INTERESES DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	2,045,270,898	641,891,700	702,703,500	0	780,620,884	4,170,486,982
1. INSTITUCIONES DESCENTRALIZADAS	1,378,398,764	1,254,534,986	0	25,800,800	20,000	2,658,754,550
2. EMPRESAS PÚBLICAS	387,812,900	64,793,100	6,600,000	252,602,900	13,791,400	725,600,300
3. INTERMEDIARIOS FINANCIEROS	288,328,700	98,453,700	0	0	6,803,900	393,586,300
TOTAL	**4,099,811,262**	**2,059,673,486**	**709,303,500**	**278,403,700**	**801,236,184**	**7,948,428,132**

ARTÍCULO 3. Apruébase los gastos de capital del Presupuesto General del Estado para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	2,284,314,330	11,035,163	371,026,100	579,019.529	3.245.395.122
1. INSTITUCIONES DESCENTRALIZADAS	1,212,036,900	11,382,250	0	2,520,000	1,225,939,150
2. EMPRESAS PÚBLICAS	275,239,400	2,568,300	0	21,506,400	299,314,100
3. INTERMEDIARIOS FINANCIEROS	1,637,700,000	15,332,600	0	13,029,800	1,666,062,400
TOTAL	**5,409,290,630**	**40,318,313**	**371,026,100**	**616,075,729**	**6,436,710,772**

CAPÍTULO II
POLITÍCA SECTORIAL DEL GASTO PÚBLICO Y ASIGNACIÓN DE RECURSOS

ARTÍCULO 4. La administración de los gastos corrientes y gastos de capital se ejecutará de acuerdo a la siguiente politica sectorial y asignacion de recursos en Balboas:

SECTORES	ASIGNACIÓN DE RECURSOS	PORCENTAJE (%)
DESARROLLO DE LOS SERVICIOS SOCIALES	5,982,843,191	45.99
DESARROLLO DE LA INFRAESTRUCTURA	1,067,446,000	8.21
DESARROLLO Y FOMENTO DE LA PRODUCCIÓN	2,869,928,600	22.06
SERVICIOS GENERALES	1,688,875,900	12.98
SERVICIO DE LA DEUDA PÚBLICA	1,400,205,513	10.76
TOTAL	**13,009,299,204**	**100.00**



CAPÍTULO III

PRESUPUESTO DEL SECTOR PÚBLICO NO FINANCIERO

ARTÍCULO 5. Apruébase el Presupuesto del Sector Público No Financiero (SPNF) para la vigencia fiscal de 2011 cuyo resumen de ingresos y gastos se expresan a continuación en Balboas :

DETALLE	TOTAL
INGRESOS TOTALES	**8,801,232,975**
INGRESOS CORRIENTES	8,544,532,475
RECURSOS DEL PATRIMONIO	219,189,100
DONACIONES	37,511,400
GASTOS CORRIENTES	**6,633,978,245**
SERVICIOS PERSONALES	2,576,596,749
SERVICIOS NO PERSONALES	645,576,283
MATERIALES Y SUMINISTROS	547,584,929
MAQUINARIA Y EQUIPO	23,712,113
INVERSIÓN FINANCIERA	2,620,000
TRANSFERENCIAS CORRIENTES	1,964,144,886
ASIGNACIONES GLOBALES	17,697,100
SEGURO EDUCATIVO	61,655,601
INTERESES DE LA DEUDA	794,390,584
INTERNA	76,165,058
EXTERNA	718,225,526
SUPERÁVIT/DEFÍCIT CORRIENTE	**1,910,554,230**
INVERSIÓN	**2,593,187,730**
CORRIENTE	2,593,187,730
BALANCE	**-425,933,000**
FINANCIAMIENTO	**425,933,000**
INTERNO NETO	-601,140,130
CRÉDITO INTERNO	46,957,300
SALDO EN CAJA	36,906,000
USO RESERVA	497,512,000
INVERSIÓN FINANCIERA	-1,095,457,500
AMORTIZACIÓN	-87,057,930
EXTERNO NETO	1,027,073,130
CRÉDITO EXTERNO	1,542,820,529
AMORTIZACIÓN	-515,747,399



TÍTULO II

PRESUPUESTO DEL GOBIERNO CENTRAL

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS

ARTÍCULO 6. Apruébase el Presupuesto del Gobierno Central para la vigencia fiscal de 2011 cuyo resumen de ingresos y de gastos se expresan a continuación en Balboas:

INGRESOS		GASTOS	
TOTAL	7,415,882,104	TOTAL	7,415,882,104
1. INGRESOS CORRIENTES	5,750,634,675	1. GASTOS CORRIENTES	4,170,486,982
1.1. INGRESOS TRIBUTARIOS	3,923,069,498	1.1. GASTOS DE OPERACION	2,045,270,898
1.1.1. IMPUESTOS DIRECTOS	1,989,892,498		
1.1.2. IMPUESTOS INDIRECTOS	1,933,177,000	1.2. TRANSFERENCIAS CORRIENTES Y SUBSIDIOS	1,344,595,200
		TRANSFERENCIAS CORRIENTES	641,891,700
1.2. INGRESOS NO TRIBUTARIOS	1,688,567,777	TRANSFERENCIAS PROPIAS	432,368,900
1.2.1. RENTA DE ACTIVOS	23,973,000	TRANSFERENCIAS C.S.S.	209,522,800
1.2.2. PART. EN UTILIDADES EMPRESAS	765,933,300	SUBSIDIOS	702,703,500
1.2.3. TRANSFERENCIAS CORRIENTES	6,432,465	1.3. INTERESES DE LA DEUDA PÚBLICA	780,620,884
1.2.4. TASAS Y DERECHOS	573,283,000		
1.2.5. CONTRIBUCIÓN DE MEJORAS	4,397,800		
1.2.6. INGRESOS VARIOS	36,144,512		
1.2.7. APORTE AL FISCO	278,403,700		
1.3. OTROS INGRESOS CORRIENTES	98,997,400		
1.3.2. INTERESES Y COMISIONES GANADOS	98,997,400		
1.4. SALDO EN CAJA Y EN BANCO			
1.4.2. DISPONIBLE LIBRE EN BANCO			
1.5. INGRESO DE GESTIÓN	40,000,000		
2. INGRESOS DE CAPITAL	1,665,247,429	2. GASTOS DE CAPITAL	3,245,395,122
2.1. RECURSOS DEL PATRIMONIO	114,841,200	(Maquinaria y Equipo e Inversion Financiera)	2,284,314,330
2.1.1. VENTA DE ACTIVOS	100,000,000	2.2. OTROS GASTOS DE CAPITAL	11,035,163
2.1.3. RECUPERACIÓN DE PRÉSTAMOS	14,609,000	2.3. TRANSFERENCIAS DE CAPITAL	371,026,100
2.1.4. RECUPERACIÓN DE COLOCACIONES	232,200	2.4. AMORTIZACION DE LA DEUDA PÚBLICA	579,019,529
2.2. RECURSOS DEL CRÉDITO	1,523,440,329		
2.2.1. CRÉDITO INTERNO	4,000,000		
2.2.2. CRÉDITO EXTERNO	1,519,440,329		
2.3. OTROS INGRESOS DE CAPITAL	19,935,600		
2.3.2. TRANSFERENCIA DE CAPITAL	19,935,600		
2.4. SALDO EN CAJA Y BANCO	7,030,300		
2.4.2. DISPONIBLE LIBRE EN BANCO	7,030,300		



ARTÍCULO 7. Apruébase los gastos corrientes del Presupuesto del Gobierno Central para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES				
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	**2,045,270,898**	**641,891,700**	**702,703,500**	**780,620,884**	**4,170,486,982**
ASAMBLEA NACIONAL	56,503,700	1,384,000	0	0	57,887,700
CONTRALORÍA GENERAL DE LA REPÚBLICA	81,114,400	138,700	0	0	81,253,100
MINISTERIO DE LA PRESIDENCIA	65,729,200	9,510,000	7,147,200	0	82,386,400
MINISTERIO DE RELACIONES EXTERIORES	44,571,700	2,257,300	0	0	46,829,000
MINISTERIO DE EDUCACIÓN	640,677,101	26,398,600	274,047,700	0	941,123,401
MINISTERIO DE COMERCIO E INDUSTRIAS	20,331,637	3,360,900	18,913,300	0	42,605,837
MINISTERIO DE OBRAS PÚBLICAS	31,926,500	75,500	0	0	32,002,000
MINISTERIO DE DESARROLLO AGROPECUARIO	33,342,300	1,316,300	19,216,500	0	53,875,100
MINISTERIO DE SALUD	335,265,300	219,711,100	295,528,500	0	850,504,900
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	23,816,200	460,700	0	0	24,276,900
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	19,191,300	160,200	1,125,000	0	20,476,500
MINISTERIO DE ECONOMÍA Y FINANZAS	77,119,000	298,343,600	71,702,100	0	447,164,700
MINISTERIO DE GOBIERNO	59,168,360	27,989,400	6,000,000	0	93,157,760
MINISTERIO DE SEGURIDAD PÚBLICA	368,505,400	41,749,200	0	0	410,254,600
MINISTERIO DE DESARROLLO SOCIAL	15,602,400	3,557,200	9,023,200	0	28,182,800
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	2,044,000	3,500	0	0	2,047,500
ÓRGANO JUDICIAL	65,864,800	409,500	0	0	66,274,300
PROCURADURÍA GENERAL DE LA NACIÓN	52,891,400	442,100	0	0	53,333,500
PROCURADURÍA DE LA ADMINISTRACIÓN	3,060,000	150,800	0	0	3,210,800
TRIBUNAL ELECTORAL	23,745,700	4,274,300	0	0	28,020,000
FISCALÍA GENERAL ELECTORAL	3,283,900	0	0	0	3,283,900
OTROS GASTOS DE LA ADMINISTRACIÓN	13,288,700	51,800	0	0	13,340,500
TRIBUNAL DE CUENTAS	2,570,200	51,500	0	0	2,621,700
FISCALÍA DE CUENTAS	2,115,300	19,300	0	0	2,134,600
DEFENSORÍA DEL PUEBLO	3,542,400	76,200	0	0	3,618,600
DEUDA PÚBLICA	0	0	0	780,620,884	780,620,884



ARTÍCULO 8. Apruébase los gastos de capital del Presupuesto del Gobierno Central para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	**2,284,314,330**	**11,035,163**	**371,026,100**	**579,019,529**	**3,245,395,122**
ASAMBLEA NACIONAL	9,053,000	0	0	0	9,053,000
CONTRALORÍA GENERAL DE LA REPÚBLICA	7,358,400	0	0	0	7,358,400
MINISTERIO DE LA PRESIDENCIA	539,627,200	0	55,658,900	0	595,286,100
MINISTERIO DE RELACIONES EXTERIORES	3,011,200	0	0	0	3,011,200
MINISTERIO DE EDUCACIÓN	129,098,999	0	116,298,800	0	245,397,799
MINISTERIO DE COMERCIO E INDUSTRIAS	18,948,900	1,677,263	29,895,500	0	50,521,663
MINISTERIO DE OBRAS PÚBLICAS	619,755,100	266,600	0	0	620,021,700
MINISTERIO DE DESARROLLO AGROPECUARIO	43,903,100	1,000	9,509,800	0	53,413,900
MINISTERIO DE SALUD	174,394,000	0	53,984,000	0	228,378,000
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	25,789,000	0	50,000,000	0	75,789,000
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	111,125,600	15,700	0	0	111,141,300
MINISTERIO DE ECONOMÍA Y FINANZAS	275,577,991	456,300	10,614,600	0	286,648,891
MINISTERIO DE GOBIERNO	49,509,040	0	40,115,000	0	89,624,040
MINISTERIO DE SEGURIDAD PÚBLICA	73,574,100	6,591,900	0	0	80,166,000
MINISTERIO DE DESARROLLO SOCIAL	161,373,200	5,500	4,949,500	0	166,328,200
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	0	307,000	0	0	307,000
ÓRGANO JUDICIAL	16,683,700	1,425,900	0	0	18,109,600
PROCURADURÍA GENERAL DE LA NACIÓN	18,643,900	0	0	0	18,643,900
PROCURADURÍA DE LA ADMINISTRACIÓN	1,482,300	0	0	0	1,482,300
TRIBUNAL ELECTORAL	4,397,000	0	0	0	4,397,000
FISCALÍA GENERAL ELECTORAL	0	0	0	0	0
OTROS GASTOS DE LA ADMINISTRACIÓN	0	199,800	0	0	199,800
TRIBUNAL DE CUENTAS	355,500	0	0	0	355,500
FISCALÍA DE CUENTAS	483,100	0	0	0	483,100
DEFENSORÍA DEL PUEBLO	170,000	88,200	0	0	258,200
DEUDA PÚBLICA	0	0	0	579,019,529	579,019,529



CAPÍTULO II
PRESUPUESTO DE INGRESOS

ARTÍCULO 9. Apruébase el presupuesto de ingresos del Gobierno Central para la vigencia fiscal de 2011 por un monto de B/.7,415,882,104 de acuerdo con el siguiente detalle:

CODIGO	DETALLE	ASIGNADO
0.55.0.0.0.0.00	GOBIERNO CENTRAL	7,415,882,104
0.55.1.0.0.0.00	INGRESOS CORRIENTES	5,750,634,675
0.55.1.1.0.0.00	INGRESOS TRIBUTARIOS	3,923,069,498
0.55.1.1.1.0.00	IMPUESTOS DIRECTOS	1,989,892,498
0.55.1.1.1.1.00	SOBRE LA RENTA	1,655,491,030
0.55.1.1.1.1.01	PERSONA NATURAL	42,620,000
0.55.1.1.1.1.02	PERSONA JURÍDICA	812,232,930
0.55.1.1.1.1.03	PLANILLA	426,597,100
0.55.1.1.1.1.04	DIVIDENDOS	84,591,000
0.55.1.1.1.1.05	COMPLEMENTARIO	82,400,000
0.55.1.1.1.1.06	AUTORIDAD DEL CANAL	61,980,000
0.55.1.1.1.1.07	ZONA LIBRE DE COLÓN	31,900,000
0.55.1.1.1.1.09	TRANSFERENCIAS DE BIENES INMUEBLES	40,375,000
0.55.1.1.1.1.10	GANANCIA POR ENAJENACION - VALORES	29,775,000
0.55.1.1.1.1.11	GANANCIA POR ENAJENACION - BIENES INMUEBLES	43,020,000
0.55.1.1.1.2.00	SOBRE LA PROPIEDAD Y PATRIMONIO	269,225,000
0.55.1.1.1.2.01	INMUEBLES	166,265,000
0.55.1.1.1.2.02	AVISOS DE OPERACION DE EMPRESAS	102,960,000
0.55.1.1.1.4.00	SEGURO EDUCATIVO	65,176,468
0.55.1.1.1.4.99	SEGURO EDUCATIVO	65,176,468
0.55.1.1.2.0.00	IMPUESTOS INDIRECTOS	1,933,177,000
0.55.1.1.2.1.00	TRANS. DE BIENES MUEBLES Y SERV. (ITBMS)	968,725,000
0.55.1.1.2.1.01	IMPORTACIÓN	377,900,000
0.55.1.1.2.1.02	DECLARACIÓN-VENTAS	590,825,000
0.55.1.1.2.2.00	IMPORTACIÓN	453,000,000
0.55.1.1.2.2.01	TABACO Y SUS MANUFACTURAS	50,000
0.55.1.1.2.2.02	LICORES EN GENERAL Y TIMBRES	2,400,000
0.55.1.1.2.2.03	INSTRUM. CIENTIF. DE MEDICIÓN Y CONTROL	2,000,000
0.55.1.1.2.2.04	COMESTIBLES O. ANIM. Y VEG.	10,400,000
0.55.1.1.2.2.05	GRASAS Y ACEITES ANIMALES Y VEGETALES	300,000
0.55.1.1.2.2.06	MAQUINARIA INDUSTRIAL Y AGRÍCOLA	8,800,000
0.55.1.1.2.2.07	MAQUINARIA DE ESCRIBIR Y CALCULADORAS	2,400,000
0.55.1.1.2.2.08	RADIOS, FONÓGRAFOS Y ACCESORIOS	5,600,000
0.55.1.1.2.2.09	REFRIGERADORAS Y ACCESORIOS	2,400,000
0.55.1.1.2.2.10	AUTOS ACCESORIOS Y LLANTAS	25,600,000
0.55.1.1.2.2.11	ACEITE Y GRASAS Y MINERALES	100,000



0.55.1.1.2.2.12	ARTÍCULOS DE CAUCHO	3,200,000
0.55.1.1.2.2.13	MUEBLES DE MADERA Y METAL	2,000,000
0.55.1.1.2.2.14	PRODUCTOS QUÍMICOS	10,400,000
0.55.1.1.2.2.15	METALES EN GENERAL	4,400,000
0.55.1.1.2.2.16	MADERAS EN GENERAL	1,500,000
0.55.1.1.2.2.17	JUGUETES, JUEGOS Y ARTS. PARA RECREACIÓN	1,500,000
0.55.1.1.2.2.18	FERRETERÍA Y ACCESORIOS ELÉCTRICOS	5,600,000
0.55.1.1.2.2.19	PINTURA, TINTA Y COLORANTES	500,000
0.55.1.1.2.2.20	ART. HECHOS EN MATERIALES PLÁSTICOS	2,200,000
0.55.1.1.2.2.21	ARTÍCULOS DE ALGODÓN	300,000
0.55.1.1.2.2.22	TEJIDOS EN GENERAL EXCEPTO DE ALGODÓN	1,500,000
0.55.1.1.2.2.23	CALZADOS EN GENERAL	2,000,000
0.55.1.1.2.2.24	VESTIDOS EN GENERAL	7,000,000
0.55.1.1.2.2.25	PAPELERÍA Y ÚTILES DE ESCRITORIO	3,200,000
0.55.1.1.2.2.26	ART. DE VIAJES BOLSAS-MANO	700,000
0.55.1.1.2.2.27	LOZA Y CRISTALERÍAS	800,000
0.55.1.1.2.2.28	COMBUSTIBLES	800,000
0.55.1.1.2.2.29	ARTÍCULOS NO ESPECIFICADOS	343,850,000
0.55.1.1.2.2.30	GRAVAMEN ADICIONAL A LA IMPORTACIÓN	200,000
0.55.1.1.2.2.35	OTROS GRAVÁMENES	1,300,000
0.55.1.1.2.4.00	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	449,254,000
0.55.1.1.2.4.01	PRIMA DE SEGUROS	48,300,000
0.55.1.1.2.4.02	CONSUMO DE COMBUSTIBLE Y DERIV. DE PETRÓLEO	189,900,000
0.55.1.1.2.4.05	CONSUMO DE CERVEZA	36,059,000
0.55.1.1.2.4.06	CONSUMO DE LICORES	16,552,000
0.55.1.1.2.4.08	VENTA DE GASEOSAS	8,200,000
0.55.1.1.2.4.09	CONSUMO VARIOS	35,743,000
0.55.1.1.2.4.10	JOYAS Y ARMAS DE FUEGO	500,000
0.55.1.1.2.4.11	TELEVISIÓN, CABLE, MICROONDA, TEL. CELULAR	30,000,000
0.55.1.1.2.4.12	JUEGOS DE SUERTE Y AZAR	1,000,000
0.55.1.1.2.4.13	CIGARRILLO IMPORTADO	33,000,000
0.55.1.1.2.4.14	CONSUMO SELECTIVO AUTOMÓVILES	50,000,000
0.55.1.1.2.7.00	SOBRE ACTOS JURÍDICOS	40,698,000
0.55.1.1.2.7.02	TIMBRES NACIONALES	20,298,000
0.55.1.1.2.7.06	DECLARACIÓN-TIMBRES	20,400,000
0.55.1.1.2.8.00	OTROS IMPUESTOS INDIRECTOS	21,500,000
0.55.1.1.2.8.02	BANCOS Y CASAS DE CAMBIO	21,500,000
0.55.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	1,688,567,777
0.55.1.2.1.0.00	RENTA DE ACTIVOS	23,973,000
0.55.1.2.1.1.00	ARRENDAMIENTOS	13,446,000
0.55.1.2.1.1.02	DE LOTES Y TIERRAS	8,646,000
0.55.1.2.1.1.03	DE BIENES INMUEBLES	4,800,000
0.55.1.2.1.2.00	EXPLORACIÓN Y EXPLOTACIÓN	200,000
0.55.1.2.1.2.02	EXPLOTACIÓN DE MINAS Y CANTERAS	200,000
0.55.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	200,000
0.55.1.2.1.3.10	IMPRESOS Y FORMULARIOS	200,000
0.55.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	10,127,000
0.55.1.2.1.4.04	CORREOS Y TELÉGRAFOS	8,000,000
0.55.1.2.1.4.18	SER. PÚB. ÁREA DEL CANAL	2,127,000



0.55.1.2.2.0.00	PART. EN UTILIDADES EMPRESAS	765,933,300
0.55.1.2.2.1.00	DIVIDENDOS DE EMPRESAS	654,933,300
0.55.1.2.2.1.01	DIVIDENDOS CABLE AND WIRELESS	70,000,000
0.55.1.2.2.1.03	DIVIDENDOS DEL CANAL	493,777,000
0.55.1.2.2.1.04	DIVIDENDOS EMPRESAS ELÉCTRICAS	76,000,000
0.55.1.2.2.1.05	DIVIDENDOS AITSA	12,956,300
0.55.1.2.2.1.09	DIVIDENDOS PTP	2,200,000
0.55.1.2.2.4.00	INTERM. FINANC. Y CORP. DE DES.	93,000,000
0.55.1.2.2.4.70	DIVIDENDOS B.N.P.	90,000,000
0.55.1.2.2.4.71	DIVIDENDOS CAJA DE AHORROS	3,000,000
0.55.1.2.2.5.00	ACUÑACIÓN DE MONEDAS	18,000,000
0.55.1.2.2.5.01	SEÑOREAJE	18,000,000
0.55.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	6,432,465
0.55.1.2.3.2.00	INSTITUCIONES DESCENTRALIZADAS	3,624,279
0.55.1.2.3.2.05	SIACAP	22,956
0.55.1.2.3.2.10	CAJA DE SEGURO SOCIAL	1,744,699
0.55.1.2.3.2.15	AUTORIDAD DEL CANAL	113,154
0.55.1.2.3.2.16	ACODECO	22,372
0.55.1.2.3.2.17	REGISTRO PÚBLICO	69,214
0.55.1.2.3.2.19	AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	72,629
0.55.1.2.3.2.20	IFARHU	149,303
0.55.1.2.3.2.21	DEFENSORÍA DEL PUEBLO	32,487
0.55.1.2.3.2.22	AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	42,069
0.55.1.2.3.2.23	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	26,832
0.55.1.2.3.2.25	IDIAP	59,671
0.55.1.2.3.2.28	SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN	14,401
0.55.1.2.3.2.29	UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	2,515
0.55.1.2.3.2.30	INAC	77,540
0.55.1.2.3.2.35	PANDEPORTES	84,188
0.55.1.2.3.2.37	INADEH	122,821
0.55.1.2.3.2.38	ANAM	99,297
0.55.1.2.3.2.40	IPHE	67,157
0.55.1.2.3.2.41	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	126,683
0.55.1.2.3.2.42	IPACOOP	72,083
0.55.1.2.3.2.43	INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	7,518
0.55.1.2.3.2.45	AUTORIDAD DE TURISMO DE PANAMÁ	93,000
0.55.1.2.3.2.46	AMPYME	51,895
0.55.1.2.3.2.48	AUTORIDAD NACIONAL DE ADUANAS	42,673
0.55.1.2.3.2.90	UNIVERSIDAD DE PANAMÁ	217,929
0.55.1.2.3.2.94	UNACHI	59,051
0.55.1.2.3.2.95	UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	81,980
0.55.1.2.3.2.96	UNIVERSIDAD DE LAS AMÉRICAS	48,162
0.55.1.2.3.3.00	EMPRESAS PÚBLICAS	894,648
0.55.1.2.3.3.04	AUTORIDAD MARÍTIMA DE PANAMA	89,267
0.55.1.2.3.3.08	BINGOS NACIONALES	35,924
0.55.1.2.3.3.38	AUTORIDAD AERONÁUTICA CIVIL	64,576
0.55.1.2.3.3.40	AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	55,570
0.55.1.2.3.3.41	EMPRESA DE GENERACIÓN ELÉCTRICA	57,725
0.55.1.2.3.3.42	AGENCIA DEL ÁREA PANAMÁ PACÍFICO	64,359



0.55.1.2.3.3.66	IDAAN	155,467
0.55.1.2.3.3.70	IMA	64,514
0.55.1.2.3.3.78	ETESA	81,735
0.55.1.2.3.3.82	LOTERÍA NACIONAL DE BENEFICENCIA	157,816
0.55.1.2.3.3.96	ZONA LIBRE DE COLÓN	67,695
0.55.1.2.3.4.00	INTERMEDIARIOS FINANCIEROS	519,523
0.55.1.2.3.4.10	SUPERINTENDENCIA DE BANCOS	75,731
0.55.1.2.3.4.15	BANCO DE DESARROLLO AGROPECUARIO	175,996
0.55.1.2.3.4.30	BANCO HIPOTECARIO NACIONAL	89,951
0.55.1.2.3.4.45	BANCO NACIONAL DE PANAMÁ	71,637
0.55.1.2.3.4.60	CAJA DE AHORROS	39,955
0.55.1.2.3.4.80	COMISIÓN NACIONAL DE VALORES	24,836
0.55.1.2.3.4.90	ISA	41,417
0.55.1.2.3.6.00	MUNICIPIOS	1,023,615
0.55.1.2.3.6.01	AGUADULCE	21,530
0.55.1.2.3.6.02	ALANJE	10,469
0.55.1.2.3.6.05	BOCAS DEL TORO	37,257
0.55.1.2.3.6.06	BOQUERÓN	13,269
0.55.1.2.3.6.07	BOQUETE	13,195
0.55.1.2.3.6.09	CAPIRA	20,496
0.55.1.2.3.6.10	CHAME	30,811
0.55.1.2.3.6.11	CHEPO	25,801
0.55.1.2.3.6.12	CHIRIQUÍ GRANDE	28,047
0.55.1.2.3.6.14	DOLEGA	12,532
0.55.1.2.3.6.15	LAS TABLAS	41,647
0.55.1.2.3.6.16	COLÓN	79,556
0.55.1.2.3.6.17	ANTÓN	41,404
0.55.1.2.3.6.18	MUNICIPIO DE PENONOMÉ	23,748
0.55.1.2.3.6.19	SAN CARLOS	19,317
0.55.1.2.3.6.20	CHANGUINOLA	12,731
0.55.1.2.3.6.21	LOS SANTOS	36,741
0.55.1.2.3.6.30	DAVID	36,424
0.55.1.2.3.6.40	BARÚ	25,212
0.55.1.2.3.6.50	CHITRÉ	29,779
0.55.1.2.3.6.75	LA CHORRERA	50,877
0.55.1.2.3.6.76	PANAMÁ	203,371
0.55.1.2.3.6.78	SAN MIGUELITO	95,675
0.55.1.2.3.6.95	SANTIAGO	39,659
0.55.1.2.3.6.96	ARRAIJÁN	54,897
0.55.1.2.3.6.97	BUGABA	19,170
0.55.1.2.3.7.00	SECTOR PRIVADO	149,900
0.55.1.2.3.7.16	ACODECO	500
0.55.1.2.3.7.20	IFARHU	5,000
0.55.1.2.3.7.25	IDIAP	300
0.55.1.2.3.7.30	INAC	2,700
0.55.1.2.3.7.35	PANDEPORTES	2,000
0.55.1.2.3.7.37	INADEH	1,000
0.55.1.2.3.7.38	ANAM	2,000
0.55.1.2.3.7.40	IPHE	500



0.55.1.2.3.7.42	IPACOOP	2,000
0.55.1.2.3.7.45	AUTORIDAD DE TURISMO DE PANAMA	22,000
0.55.1.2.3.7.46	TRANSMISIÓN DE DATOS (VARIOS)	111,900
0.55.1.2.3.8.00	EMPRESAS PÚBLICAS (INF. ESTATAL)	212,000
0.55.1.2.3.8.05	AUTORIDAD MARÍTIMA DE PANAMA	26,000
0.55.1.2.3.8.08	BINGOS NACIONALES	1,000
0.55.1.2.3.8.38	AUTORIDAD AERONÁUTICA CIVIL	4,000
0.55.1.2.3.8.66	IDAAN	10,000
0.55.1.2.3.8.70	IMA	1,000
0.55.1.2.3.8.82	LOTERÍA NACIONAL DE BENEFICENCIA	110,000
0.55.1.2.3.8.96	ZONA LIBRE DE COLÓN	60,000
0.55.1.2.3.9.00	INTERMEDIARIOS FINANCIEROS (INF. EST.)	8,500
0.55.1.2.3.9.15	BANCO DE DESARROLLO AGROPECUARIO	4,000
0.55.1.2.3.9.30	BANCO HIPOTECARIO NACIONAL	4,000
0.55.1.2.3.9.90	INSTITUTO DE SEGURO AGROPECUARIO	500
0.55.1.2.4.0.00	TASAS Y DERECHOS	573,283,000
0.55.1.2.4.1.00	DERECHOS	395,333,000
0.55.1.2.4.1.02	PEAJES DEL CANAL	343,133,000
0.55.1.2.4.1.05	LICENCIA PARA PESCA DE CAMARÓN	200,000
0.55.1.2.4.1.40	TRASIEGO DE PETRÓLEO	200,000
0.55.1.2.4.1.43	REGISTRO OFICIAL DE LA IND. NACIONAL	300,000
0.55.1.2.4.1.45	CONCESIONES VARIAS	42,500,000
0.55.1.2.4.1.46	CONCESIONES B. R.	9,000,000
0.55.1.2.4.2.00	TASAS	177,950,000
0.55.1.2.4.2.01	ALMACENAJE DE ADUANA	200,000
0.55.1.2.4.2.03	BOLETÍN OFIC. DE LA PROPIEDAD INDUSTRIAL	1,300,000
0.55.1.2.4.2.05	TASA ANUAL-VIGENCIA SOCIEDAD ANÓNIMAS	114,450,000
0.55.1.2.4.2.09	FECI	45,000,000
0.55.1.2.4.2.22	AUTENTIFICACIÓN DE FIRMAS	200,000
0.55.1.2.4.2.35	SERV. VIGILANCIA ESPECIAL	300,000
0.55.1.2.4.2.36	TASA DE OLEODUCTO	1,000,000
0.55.1.2.4.2.46	SERVICIO ADMINISTRATIVO ADUANERO	15,500,000
0.55.1.2.5.0.00	CONTRIBUCIÓN DE MEJORAS	4,397,800
0.55.1.2.5.0.01	TASA DE VALORIZACIÓN	4,397,800
0.55.1.2.6.0.00	INGRESOS VARIOS	36,144,512
0.55.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	2,000,000
0.55.1.2.6.0.02	DEPÓSITOS	1,000,000
0.55.1.2.6.0.03	DEPÓSITOS CADUCADOS	1,939,812
0.55.1.2.6.0.99	OTROS INGRESOS VARIOS	31,204,700
0.55.1.2.7.0.00	APORTE AL FISCO	278,403,700
0.55.1.2.7.2.00	ENTIDADES DESCENTRALIZADAS	25,800,800
0.55.1.2.7.2.10	AUTORIDAD DE TURISMO DE PANAMÁ	400,000
0.55.1.2.7.2.95	REGISTRO PÚBLICO DE PANAMÁ	25,400,800
0.55.1.2.7.3.00	EMPRESAS PÚBLICAS	252,602,900
0.55.1.2.7.3.03	AUTORIDAD MARÍTIMA DE PANAMÁ	93,500,000
0.55.1.2.7.3.06	LOTERÍA NACIONAL DE BENEFICENCIA	84,000,100
0.55.1.2.7.3.96	ZONA LIBRE DE COLÓN	75,102,800
0.55.1.3.0.0.00	OTROS INGRESOS CORRIENTES	98,997,400
0.55.1.3.2.0.00	INTERESES Y COMISIONES GANADOS	98,997,400



0.55.1.3.2.4.00	INT. Y COMISIONES GANADOS S/VALORES	98,997,400
0.55.1.3.2.4.45	INTERESES DEL FONDO FIDUCIARIO	60,000,000
0.55.1.3.2.4.50	INTERESES SOBRE COLOCACIONES	35,000,000
0.55.1.3.2.4.60	INTERESES SOBRE ENTIDADES PUBLICAS	3,997,400
0.55.1.5.0.0.00	INGRESOS COR. INCORPORADOS	40,000,000
0.55.1.5.1.0.00	RENTA DE ACTIVOS	10,092,433
0.55.1.5.1.1.00	ARRENDAMIENTOS	100,000
0.55.1.5.1.1.01	DE EDIFICIOS Y LOCALES	100,000
0.55.1.5.1.3.00	INGRESO POR VENTA DE BIENES	2,160,884
0.55.1.5.1.3.01	PRODUCTOS AGRÍCOLAS	44,000
0.55.1.5.1.3.09	PROD. TALLER Y ARTESANÍA	20,000
0.55.1.5.1.3.10	IMPRESOS Y FORMULARIOS	720,000
0.55.1.5.1.3.12	PRODUCTOS MÉDICOS Y FARMACÉUTICOS	275,000
0.55.1.5.1.3.16	TARJETAS DE IDENTIFICACION	150,392
0.55.1.5.1.3.98	VENTA DE TIERRA	428,000
0.55.1.5.1.3.99	OTROS INGRESOS POR BIENES	523,492
0.55.1.5.1.4.00	INGRESO POR VENTA DE SERVICIOS	7,761,549
0.55.1.5.1.4.04	MEDIOS DE COMUNICACIÓN	311,207
0.55.1.5.1.4.07	LAB. Y CENTROS ESPECIALES	260,000
0.55.1.5.1.4.08	SERVICIOS ADMINISTRATIVOS	55,000
0.55.1.5.1.4.09	MARCAS Y PATENTES	405,000
0.55.1.5.1.4.10	PROMOCIÓN DE ARTESANÍA	64,000
0.55.1.5.1.4.11	COMERCIO EXTERIOR	103,000
0.55.1.5.1.4.12	FINANCIERAS	77,000
0.55.1.5.1.4.13	RECURSOS MINERALES	74,000
0.55.1.5.1.4.23	SERVICIOS DE ODONTOLOGÍA	90,000
0.55.1.5.1.4.25	FONDO DE DESCUENTO CONTRALORÍA	6,000,000
0.55.1.5.1.4.26	PROPIEDAD HORIZONTAL	172,342
0.55.1.5.1.4.99	OTROS SERVICIOS VARIOS	150,000
0.55.1.5.1.5.00	ING. POR ESPECTÁCULOS PÚBLICOS	70,000
0.55.1.5.1.5.06	ESPECTÁCULOS PÚBLICOS	70,000
0.55.1.5.4.0.00	TASAS Y DERECHOS	19,962,655
0.55.1.5.4.1.00	DERECHOS	11,133,855
0.55.1.5.4.1.26	ANUNCIOS COMERCIALES	520,000
0.55.1.5.4.1.33	SERVICIOS DE GUARDERÍA	38,508
0.55.1.5.4.1.41	LIC. PARA SEGURO Y REASEGURO	151,000
0.55.1.5.4.1.44	PERMISOS PARA PORTAR ARMAS	70,000
0.55.1.5.4.1.45	PASAPORTE	3,021,250
0.55.1.5.4.1.46	MIGRACIÓN	7,333,097
0.55.1.5.4.2.00	TASAS	8,828,800
0.55.1.5.4.2.04	FONDO DEL T. ELECTORAL	1,463,500
0.55.1.5.4.2.06	REGISTRO CIVIL	100,000
0.55.1.5.4.2.15	INSPECCIÓN Y AVALÚO CATASTRAL	70,000
0.55.1.5.4.2.20	EXPEDICIÓN DE DOCUMENTO	350,000
0.55.1.5.4.2.23	EXPEDICIÓN DE CARNÉS	200,000
0.55.1.5.4.2.27	CERTIFICACIÓN DE DIPLOMAS	60,000
0.55.1.5.4.2.38	FOTOCOPIAS DE DOCUMENTOS Y PLANOS	40,000
0.55.1.5.4.2.45	CUSTODIA MARÍTIMA	320,000
0.55.1.5.4.2.47	SELLOS DE SEGURIDAD	50,000



0.55.1.5.4.2.51	CUSTODIA FÍSICA DE ADUANA	330,000
0.55.1.5.4.2.52	3/4 DEL 1% DE ADUANA	500
0.55.1.5.4.2.53	OTROS INGRESOS DE ADUANA	160,000
0.55.1.5.4.2.54	TIMBRES DE MAQ. FRANQUEADORA	115,000
0.55.1.5.4.2.97	OTRAS TASAS VARIAS SALUD	2,610,300
0.55.1.5.4.2.98	FONDO DE ADMÓN. HOSPITALES	2,959,500
0.55.1.5.6.0.00	INGRESOS VARIOS	9,944,912
0.55.1.5.6.0.04	GOBERNACIÓN	60,000
0.55.1.5.6.0.05	FONDO JUDICIAL	80,069
0.55.1.5.6.0.99	OTROS INGRESOS VARIOS	9,804,843
0.55.2.0.0.0.00	INGRESOS DE CAPITAL	1,665,247,429
0.55.2.1.0.0.00	RECURSOS DEL PATRIMONIO	114,841,200
0.55.2.1.1.0.00	VENTA DE ACTIVOS	100,000,000
0.55.2.1.1.1.00	VENTA DE BIENES INMUEBLES	100,000,000
0.55.2.1.1.1.05	TERRENOS	100,000,000
0.55.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	14,609,000
0.55.2.1.3.0.05	RECUPERACION DE PRÉSTAMO ETESA	4,302,900
0.55.2.1.3.0.46	REEMBOLSO ZLC	5,131,700
0.55.2.1.3.0.53	REEMBOLSO B.D.A.	719,000
0.55.2.1.3.0.55	AUTORIDAD MARÍTIMA DE PANAMÁ	2,194,600
0.55.2.1.3.0.56	FONDHABI-MIVI	1,500,000
0.55.2.1.3.0.57	BHN	675,200
0.55.2.1.3.0.58	IMA	85,600
0.55.2.1.4.0.00	RECUPERACIÓN DE COLOCACIONES	232,200
0.55.2.1.4.8.00	RECUPERACIÓN DE COLOCACIONES	232,200
0.55.2.1.4.8.01	RECURSOS DEL FONDO FIDUCIARIO	232,200
0.55.2.2.0.0.00	RECURSOS DEL CRÉDITO	1,523,440,329
0.55.2.2.1.0.00	CRÉDITO INTERNO	4,000,000
0.55.2.2.1.4.00	PRÉSTAMOS	4,000,000
0.55.2.2.1.4.06	FONDO DE PRE INVERSIÓN	4,000,000
0.55.2.2.2.0.00	CRÉDITO EXTERNO	1,519,440,329
0.55.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	186,465,476
0.55.2.2.2.1.10	JICA - MINSA	62,293,300
0.55.2.2.2.1.12	ÓRGANO JUDICIAL - BID	2,497,000
0.55.2.2.2.1.14	CORPORACIÓN ANDINA DE FOMENTO	600,000
0.55.2.2.2.1.16	MINISTERIO PÚBLICO - BID 1099	4,328,900
0.55.2.2.2.1.21	BID PRESIDENCIA BOCAS DEL TORO	2,400,000
0.55.2.2.2.1.22	BID 1430 MEF	1,750,000
0.55.2.2.2.1.24	PRONAT MEF BID	7,000,000
0.55.2.2.2.1.40	PROGRAMA DE ELECTRIFICACIÓN RURAL	4,250,000
0.55.2.2.2.1.41	DESARROLLO SOSTENIBLE DE DARIÉN II ETAPA	1,520,000
0.55.2.2.2.1.44	PROYECTO DE PROTECCIÓN SOCIAL	1,047,000
0.55.2.2.2.1.53	BID-SEGURIDAD CIUDADANA G Y J	5,090,300
0.55.2.2.2.1.55	MIVI BID 343	1,476,400
0.55.2.2.2.1.56	RED DE PROGRAMA SOCIAL - MIDES	2,001,700
0.55.2.2.2.1.57	BID SANEAMIENTO DE LA BAHÍA SALUD	6,333,500
0.55.2.2.2.1.58	BID DESARROLLO SOSTENIDO CHIRIQUÍ	1,600,000
0.55.2.2.2.1.64	BID 1013/OC-PN-EDUC.	10,633,100
0.55.2.2.2.1.68	BID 1350 SALUD P/N	18,478,100



0.55.2.2.2.1.69	BID - MICI PN L 1001	6,654,400
0.55.2.2.2.1.71	BIRF 3841 PA MINSA	22,463,900
0.55.2.2.2.1.72	MIDA - BID PN 0141	1,500,000
0.55.2.2.2.1.75	MOP - BID 1468	9,303,296
0.55.2.2.2.1.78	BID PRESIDENCIA PN 1226	1,305,000
0.55.2.2.2.1.87	FIDA 580 - FES	3,300,000
0.55.2.2.2.1.90	BID 804 MIVI	754,500
0.55.2.2.2.1.91	FIDA-MIDA-385-466	3,755,080
0.55.2.2.2.1.95	BID PRESIDENCIA 2025	4,130,000
0.55.2.2.2.5.00	BONOS EXTERNOS	1,332,974,853
0.55.2.2.2.5.10	BONOS EXTERNOS	1,332,974,853
0.55.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	19,935,600
0.55.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	19,935,600
0.55.2.3.2.8.00	SECTOR EXTERNO	19,935,600
0.55.2.3.2.8.14	DONACIÓN MEF-USAID	2,333,300
0.55.2.3.2.8.69	MIDA-AID GUSANO BARRENADOR	15,332,300
0.55.2.3.2.8.71	BID-MEF ATN/MT-5785	750,000
0.55.2.3.2.8.81	AGENCIA ESPAÑOLA - MEF	1,520,000
0.55.2.4.0.0.00	SALDO EN CAJA Y BANCO	7,030,300
0.55.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	7,030,300
0.55.2.4.2.0.92	SALDO EN BANCO SEGURO EDUCATIVO	7,030,300

CAPÍTULO III
0.01 ASAMBLEA NACIONAL

ARTÍCULO 10. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la ASAMBLEA NACIONAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	19,617,400
Administración General	37,088,900
Transferencias Corrientes	1,181,400
Total del presupuesto de funcionamiento	**57,887,700**
Inversión	
Construcción y Remodelación	5,300,000
Programa de Modernización	3,753,000
Total del presupuesto de inversión	**9,053,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**66,940,700**



CAPÍTULO IV
0.02 CONTRALORÍA GENERAL DE LA REPÚBLICA

ARTÍCULO 11. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CONTRALORÍA GENERAL DE LA REPÚBLICA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	19,672,600
Contabilidad Pública	3,409,900
Fiscalización, Regulación y Control	21,497,500
Servicios de Estadística	29,244,500
Transferencias Varias	8,700
Auditoría	7,419,900
Total del presupuesto de funcionamiento	**81,253,100**
Inversión	
Modernizacion Tecnológica Fiscalizadora	1,404,100
Fortalecimiento Institucional	5,954,300
Total del presupuesto de inversión	**7,358,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**88,611,500**

CAPÍTULO V
ÓRGANO EJECUTIVO
0.03 MINISTERIO DE LA PRESIDENCIA

ARTÍCULO 12. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE LA PRESIDENCIA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección Superior del Estado	40,036,641
Dirección de Carrera Administrativa	1,574,169
Gaceta Oficial	125,073
Consejo de Defensa y Seguridad Nacional	4,810,687
Servicio de Protección Institucional	16,176,400
Programa de Ayuda Nacional	11,144,638
Desarrollo Integral - Áreas Prioritarias	471,592
Transferencias	8,047,200
Total del presupuesto de funcionamiento	**82,386,400**
Inversión	
Obras de Interes Social	104,663,900



Despacho Presidente (Colón)	500,000
Electrificación Rural	5,000,000
Asuntos Comunitarios Desp. Primera Dama	2,505,500
Desarrollo Integral Áreas Prioritarias	22,886,800
Transferencias de Capital	55,658,900
Mejoras de Instalaciones y Equipamiento	404,071,000
Total del presupuesto de inversión	**595,286,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**677,672,500**

CAPÍTULO VI
0.05 MINISTERIO DE RELACIONES EXTERIORES

ARTÍCULO 13. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del MINISTERIO DE RELACIONES EXTERIORES para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,750,300
Política Exterior	31,993,000
Transferencias Varias	2,085,700
Total del presupuesto de funcionamiento	**46,829,000**
Inversión	
Restauración y Remodelación	1,498,800
Proyecto de Apoyo Logístico	1,512,400
Total del presupuesto de inversión	**3,011,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**49,840,200**

CAPÍTULO VII
0.07 MINISTERIO DE EDUCACIÓN

ARTÍCULO 14. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE EDUCACIÓN para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	67,833,712
Educación Básica General	284,979,701
Educación Media	211,345,495
Educación de Adultos	20,823,549
Educación Post-Media	722,343
Educación Agropecuaria	6,400,868
Transferencias Corrientes	26,300,600
Transferencias al Sector Público	274,047,700
Fondo Exhoneración de Matrícula	48,669,433
Total del presupuesto de funcionamiento	**941,123,401**



Inversión	
Mantenimiento de Centros Educativo	1,949,000
Construcción y Rehab. de Escuelas	32,336,400
Equipamiento de Centros Educativos	6,436,300
Desarrollo Educativo	12,976,900
Nutrición Escolar	22,791,100
Educación Básica	4,045,700
Transferencias de Capital	116,298,800
Fortalecimiento de Tecn. Educativa	38,012,400
Mantenimiento, Equip. y Constr. S.E.	10,551,199
Total del presupuesto de inversión	**245,397,799**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,186,521,200**

CAPÍTULO VIII
0.08 MINISTERIO DE COMERCIO E INDUSTRIAS

ARTÍCULO 15. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE COMERCIO E INDUSTRIAS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,689,892
Fomento y Regulación Industria	841,056
Fomento y Regulación del Comercio	10,389,890
Regulación de Intermediarios Financieros	729,618
Fomento y Reg. de los Recursos Minerales	1,424,444
Transferencias	3,294,900
Transferencias al Sector Público	18,913,300
Total del presupuesto de funcionamiento	**44,283,100**
Inversión	
Desarrollo Comercial e Industrial	18,948,900
Transferencias de Capital	29,895,500
Total del presupuesto de inversión	**48,844,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**93,127,500**

CAPÍTULO IX
0.09 MINISTERIO DE OBRAS PÚBLICAS

ARTÍCULO 16. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE OBRAS PÚBLICAS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15,502,720



Mantenimiento de Obras	16,750,380
Transferencias Varias	15,500
Total del presupuesto de funcionamiento	**32,268,600**
Inversión	
Construcción y Rehabilitación Drenajes	21,608,200
Mantenimiento y Rehabilitación Vial	390,466,645
Construcción y Mej. de Calles y Avenidas	179,459,004
Construcción y Rehabilitación de Puentes	28,221,251
Total del presupuesto de inversión	**619,755,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**652,023,700**

CAPÍTULO X

0.10 MINISTERIO DE DESARROLLO AGROPECUARIO

ARTÍCULO 17. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	27,322,400
Asistencia Técnica Agrícola	1,810,600
Asistencia Técnica Pecuaria	3,506,300
Ordenación y Distribución de Tierras	1,092,100
Desarrollo Social	409,400
Servicios de Ingeniería Rural	518,800
Transferencias al Sector Público	19,216,500
Total del presupuesto de funcionamiento	**53,876,100**
Inversión	
Mejoramiento de Productividad	2,000,000
Programa de Desarrollo Tecnológico	4,005,000
Sanidad Agropecuaria	18,395,500
Desarrollo Rural Agropecuario	8,732,200
Otros Proyectos de Inversión	4,770,400
Reconver. y Transfor. Agropecuaria	6,000,000
Transferencias de Capital	9,509,800
Total del presupuesto de inversión	**53,412,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**107,289,000**



CAPÍTULO XI
0.12 MINISTERIO DE SALUD

ARTÍCULO 18. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE SALUD para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Salud Pública	180,696,550
Provisión de Atención	155,682,250
Transferencias Varias	131,176,800
Fondo de Adm. de Hospitales	2,959,500
Fondo de Servicios Varios	2,610,300
Transferencias al Sector Público	377,379,500
Total del presupuesto de funcionamiento	**850,504,900**
Inversión	
Construcción y Mej. de Inst. de Salud	21,180,800
Salud Ambiental	100,968,600
Salud Nutricional	12,525,000
Equipamiento de Inst. de Salud	10,139,500
Otros Proyectos de Inversión	20,922,900
Transferencias de Capital	53,984,000
Desarrollo Comunitario	8,657,200
Total del presupuesto de inversión	**228,378,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,078,882,900**

CAPÍTULO XII
0.13 MINISTERIO DE TRABAJO Y DESARROLLO LABORAL

ARTÍCULO 19. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE TRABAJO Y DESARROLLO LABORAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,734,807
Admón. de las Relaciones Laborales	3,928,649
Inv., Promoción y Generación de Empleo	591,444
Transferencias Varias	436,700
Educación y Capacitación-Sind.,Priv.	6,585,300
Total del presupuesto de funcionamiento	**24,276,900**
Inversión	
Programa de Inserción Laboral	25,789,000



Transferencia de Capital	50,000,000
Total del presupuesto de inversión	**75,789,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**100,065,900**

CAPÍTULO XIII
0.14 MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL

ARTÍCULO 20. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación de indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,024,495
Planificación y Desarrollo Urbano	4,652,263
Admón. y Regulación de Bienes	654,507
Ordenamiento Territorial	1,035,935
Transferencia Varias	1,125,000
Total del presupuesto de funcionamiento	**20,492,200**
Inversión	
Construcción de Vivienda	61,839,800
Fondo de Ahorro Habitacional	1,500,000
Financiamiento de Vivienda	21,525,600
Asistencia Habitacional	9,100,000
Mejoramiento Habitacional	15,259,900
Fortalecimiento Institucional	1,900,300
Total del presupuesto de inversión	**111,125,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**131,617,800**

CAPÍTULO XIV
0.16 MINISTERIO DE ECONOMÍA Y FINANZAS

ARTÍCULO 21. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE ECONOMÍA Y FINANZAS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	26,382,519
Desarrollo Económico y Social	14,725,873
Admón. Fiscal y Patrimonial	223,617,708
Transferencias Varias	182,894,900
Total del presupuesto de funcionamiento	**447,621,000**
Inversión	
Fondo de Preinversión	4,000,000



Fort Gest. Eco. y Admón. Finan.	48,374,800
Desarrollo Social e Inv.. Comunitarias	24,365,000
Des.Comunitario Infraest. Pub.(PRODEC)	55,000,000
Transferencias de Capital	10,614,600
Proyectos de Desarrollo Social	133,388,691
Fideicomiso Madden - Colón	10,449,500
Total del presupuesto de inversión	**286,192,591**
TOTAL DEL PRESUPUESTO DE GASTOS	**733,813,591**

CAPÍTULO XV
0.17 MINISTERIO DE GOBIERNO

ARTÍCULO 22. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE GOBIERNO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administación General	10,029,600
Administ.y Desarrollo Gubernamental	9,773,100
Servicios Postales y Telegrafos	8,623,400
Servicios Penitenciarios y Cus. de Me	30,823,460
Transferencias Varias	33,908,200
Total del presupuesto de funcionamiento	**93,157,760**
Inversión	
Construc, Mejoram. y Estudios Infraet.	46,833,100
Equipamiento y Desarrollo Tecnico	1,636,640
Apoyo Logistico	1,039,300
Transferencias de Capital	40,115,000
Total del presupuesto de inversión	**89,624,040**
TOTAL DEL PRESUPUESTO DE GASTOS	**182,781,800**

CAPÍTULO XVI
0.18 MINISTERIO DE SEGURIDAD PÚBLICA

ARTÍCULO 23. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE SEGURIDAD PÚBLICA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Coordinacion General	8,737,500
Seguridad Pública Nacional	368,860,400
Transferencias Varias	39,248,600
Total del presupuesto de funcionamiento	**416,846,500**



Inversión	
Const,Reparación y Ampliación de Inf	73,574,100
Total del presupuesto de inversión	**73,574,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**490,420,600**

CAPÍTULO XVII
0.21 MINISTERIO DE DESARROLLO SOCIAL

ARTÍCULO 24. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE DESARROLLO SOCIAL, para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10,901,500
Promoción Social y Cohesión Social	3,039,300
Programa de Gestión Territorial	3,565,300
Transferencias al Sector Público	10,682,200
Total del presupuesto de funcionamiento	**28,188,300**
Inversión	
Desarrollo Comunitario	159,642,300
Fortalecimiento Institucional	1,730,900
Transferencias al Sector Público	4,949,500
Total del presupuesto de inversión	**166,322,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**194,511,000**

CAPÍTULO XVIII
0.26 TRIBUNAL ADMINISTRATIVO TRIBUTARIO

ARTÍCULO 25. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO TRIBUTARIO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Juridicción Tributaria	2,354,500
Total del presupuesto de funcionamiento	**2,354,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,354,500**



CAPÍTULO XIX
0.30 ÓRGANO JUDICIAL

ARTÍCULO 26. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del ÓRGANO JUDICIAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General de Justicia	18,488,200
Administración de Justicia Ciudadana	45,418,500
Transf. y Desarrollo Institucional	3,793,500
Total del presupuesto de funcionamiento	**67,700,200**
Inversión	
Rehabilitación y Const. de Infraestru.	4,900,000
Mejoramiento Admón. de Justicia	4,193,700
Equipamiento y Fortalec. Institucional	3,820,000
Modernización del Sistema de Justicia	3,770,000
Total del presupuesto de inversión	**16,683,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**84,383,900**

CAPÍTULO XX
MINISTERIO PÚBLICO

ARTÍCULO 27. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto consolidado de gastos del MINISTERIO PÚBLICO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

Procuraduria General de la Nacion	**71,977,400**
Funcionamiento	**53,333,500**
Inversion	**18,643,900**
Procuraduria de la Administracion	**4,693,100**
Funcionamiento	**3,210,800**
Inversion	**1,482,300**

0.36 PROCURADURÍA GENERAL DE LA NACIÓN

ARTÍCULO 28. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la PROCURADURÍA GENERAL DE LA NACIÓN para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Repres. Interes del Estado	41,215,400



Medicina Legal y Forense	12,118,100
Total del presupuesto de funcionamiento	**53,333,500**
Inversión	
Modernizacion Proc. General	14,843,900
Modernización de Servicios Forenses	3,800,000
Total del presupuesto de inversión	**18,643,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**71,977,400**

0.37 PROCURADURÍA DE LA ADMINISTRACIÓN

ARTÍCULO 29. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la PROCURADURÍA DE LA ADMINISTRACIÓN para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	1,171,600
Representación y Def. de la Adm. Pública	2,039,200
Total del presupuesto de funcionamiento	**3,210,800**
Inversión	
Prog. General /Mejor. de Just. Etapa II	1,482,300
Total del presupuesto de inversión	**1,482,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,693,100**

CAPÍTULO XXI

CONSOLIDADO DEL TRIBUNAL ELECTORAL

ARTÍCULO 30. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto consolidado de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

Tribunal Electoral	**32,417,000**
Funcionamiento	**28,020,000**
Inversion	**4,397,000**
Fiscalia General Electoral	**3,283,900**
Funcionamiento	**3,283,900**

0.40 TRIBUNAL ELECTORAL

ARTÍCULO 31. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,755,600



Registro e Identificación Ciudadana	6,566,700
Servicios Electorales	7,697,700
Total del presupuesto de funcionamiento	**28,020,000**
Inversión	
Const.de la Nueva Sede del Tribunal	2,000,000
Proyectos de Apoyo Logistico	2,397,000
Total del presupuesto de inversión	**4,397,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**32,417,000**

0.41 FISCALÍA GENERAL ELECTORAL

ARTÍCULO 32. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la FISCALÍA GENERAL ELECTORAL para la vigencia fiscal 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,698,400
Fiscalias Electorales	585,500
Total del presupuesto de funcionamiento	**3,283,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,283,900**

CAPÍTULO XXII
0.45 OTROS GASTOS DE LA ADMINISTRACIÓN

ARTÍCULO 33. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de OTROS GASTOS DE LA ADMINISTRACIÓN para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Consejos Provinciales	13,540,300
Total del presupuesto de funcionamiento	**13,540,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**13,540,300**

CAPÍTULO XXIII
0.46 TRIBUNAL DE CUENTAS

ARTÍCULO 34. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la TRIBUNAL DE CUENTAS para la vigencia fiscal 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Jurisdicción de Cuentas	1,596,500



Administración General	1,025,200
Total del presupuesto de funcionamiento	**2,621,700**
Inversión	
Fortalecimiento Institucional	355,500
Total del presupuesto de inversión	**355,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,977,200**

CAPÍTULO XXIV

0.47 FISCALÍA DE CUENTAS

ARTÍCULO 35. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la FISCALÍA DE CUENTAS para la vigencia fiscal 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administ. e Investigación Patrimonial	1,325,300
Administración General	809,300
Total del presupuesto de funcionamiento	**2,134,600**
Inversión	
Fortalecimiento Institucional	483,100
Total del presupuesto de inversión	**483,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,617,700**

CAPÍTULO XXV

0.49 DEFENSORÍA DEL PUEBLO

ARTÍCULO 36. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la DEFENSORÍA DEL PUEBLO para la vigencia fiscal 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,149,800
Protec. y Defensa de los Derechos Hum.	1,557,000
Total del presupuesto de funcionamiento	**3,706,800**
Inversión	
Estudio, Diseño y Construcción	170,000
Total del presupuesto de inversión	**170,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,876,800**



CAPÍTULO XXVI
TRANSFERENCIAS DEL GOBIERNO CENTRAL

ARTÍCULO 37. Los gastos por concepto de transferencias corrientes aprobados son recursos que se traspasan al propio Sector Público, al Sector Externo y al Sector Privado, con base en el detalle que se autoriza a continuación:

CÓDIGO	INSTITUCIÓN DESTINO	PROPIAS	SUBSIDIOS	MONTO
	TOTAL TRANSFERENCIA DE FUNCIONAMIENTO	641,891,700	702,703,500	1,344,595,200
01	ASAMBLEA NACIONAL	1,384,000		1,384,000
	A Personas	25,000		25,000
	Becas de Estudio	110,000		110,000
	Al Sector Externo	1,249,000		1,249,000
02	CONTRALORÍA GENERAL DE LA REPÚBLICA	138,700		138,700
	Becas de Estudio	130,000		130,000
	Al Sector Externo	8,700		8,700
03	PRESIDENCIA DE LA REPÚBLICA	9,510,000	7,147,200	16,657,200
	Pensiones y Jubilaciones	520,400		520,400
	A Personas	8,034,600		8,034,600
	Becas de Estudio	55,000		55,000
	Al Sector Privado	900,000		900,000
	SENACYT		2,787,000	2,787,000
	AUTORIDAD NAL. PARA LA INNOV. GUB.		4,360,200	4,360,200
	Propias			
05	MINISTERIO DE RELACIONES EXTERIORES	2,257,300		2,257,300
	A Personas	19,600		19,600
	Becas de Estudio	152,000		152,000
	Al Sector Externo	2,085,700		2,085,700
07	MINISTERIO DE EDUCACIÓN	26,398,600	274,047,700	300,446,300
	Pensiones y Jubilaciones	23,192,100		23,192,100
	Becas de Estudio	50,000		50,000
	Al Sector Privado	2,910,200		2,910,200
	I.N.A.C.		14,804,300	14,804,300
	Instituto Panameño de Deportes		10,274,400	10,274,400
	I.P.H.E.		22,556,300	22,556,300
	Universidad Autónoma de Chiriquí		25,698,300	25,698,300
	Universidad de Panamá		140,667,200	140,667,200
	Universidad Marítima Internacional de Panamá		3,103,000	3,103,000
	Universidad Especializada de las Américas		8,710,900	8,710,900
	Universidad Tecnológica		48,233,300	48,233,300
	Al Sector Externo	246,300		246,300



08	MINISTERIO DE COMERCIO E INDUSTRIAS	3,360,900	18,913,300	22,274,200
	Becas de Estudio	66,000		66,000
	Al Sector Privado	1,408,700		1,408,700
	Autoridad de Micro, Mediana y Pequeña Empresa		2,217,000	2,217,000
	Autoridad de Protección al Consumidor y Def. Comp.		9,304,500	9,304,500
	Zona Franca del Barú		377,100	377,100
	Agencia del Area Panamá Pacífico		7,014,700	7,014,700
	Al Sector Externo	1,886,200		1,886,200
09	MINISTERIO DE OBRAS PÚBLICAS	75,500		75,500
	Becas de Estudio	60,000		60,000
	Al Sector Externo	15,500		15,500
10	MINISTERIO DE DESARROLLO AGROPECUARIO	1,316,300	19,216,500	20,532,800
	A Personas	100,600		100,600
	Al Sector Privado	196,400		196,400
	I.D.I.A.P.		7,700,000	7,700,000
	A.R.A.P.		4,900,500	4,900,500
	I.M.A		5,220,700	5,220,700
	I.S.A		1,395,300	1,395,300
	Al Sector Externo	1,019,300		1,019,300
12	MINISTERIO DE SALUD	219,711,100	295,528,500	515,239,600
	Pensiones y Jubilaciones	530,400		530,400
	A Personas	930,600		930,600
	Becas de Estudio	223,800		223,800
	Al Sector Privado	129,829,700		129,829,700
	Al Gobierno Central	5,569,800		5,569,800
	Instituto Conmemorativo Gorgas		4,391,700	4,391,700
	A.U.P.S.A		3,781,800	3,781,800
	Impuesto de Licores		5,000,000	5,000,000
	C.S.S. FEJUPEN - Aporte Gob. Central		17,770,000	17,770,000
	C.S.S. 0.8% Salarios Básicos		58,345,000	58,345,000
	C.S.S. Impuestos de Cerveza / FEJUPEN			
	Sostenibilidad del Regimen (Ley 51)		100,000,000	100,000,000
	Aumento Pensiones y Jubilaciones (DG-51)		50,650,000	50,650,000
	Subsidio Flutuaciones - Intereses C.S.S.		20,500,000	20,500,000
	Subsidio Maternidad y Enfermedad		25,000,000	25,000,000
	Incremento Jubilaciones (Ley 22)			
	Gratificacion Salarial a funcionarios Publicos			
	Aporte Junta Tecnica Actuarial		90,000	90,000
	Deficit de Fideicomiso IVM			
	I.D.A.A.N.		10,000,000	10,000,000
	Municipios	7,100,000		7,100,000
	C.S.S. Planilla Prestac. - Fondo Complementario	74,751,000		74,751,000
	Al Sector Externo	775,800		775,800
13	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	460,700		460,700



	Becas de Estudio	24,000		24,000
	Al Sector Externo	436,700		436,700
14	MIN. DE VIVIENDA Y ORDEN. TERRIT.	160,200	1,125,000	1,285,200
	A Personas	159,200		159,200
	Subsidio (Agua) Banco Hipotecario Nacional		1,125,000	1,125,000
	Al Sector Externo	1,000		1,000
16	MINISTERIO DE ECONOMÍA Y FINANZAS	298,343,600	71,702,100	370,045,700
	A Personas	60,000		60,000
	Becas de Estudio	445,500		445,500
	Al Sector Privado	271,745,300		271,745,300
	Autoridad Nacional del Ambiente		16,233,500	16,233,500
	Autoridad Nacional de Aduana		18,937,300	18,937,300
	Consejo de Administración del SIACAP		1,764,100	1,764,100
	Dirección General de Contrataciones Públicas		2,864,200	2,864,200
	Tribunal de Contrataciones Públicas		1,420,200	1,420,200
	Empresa de Generacion Eléctrica S.A.		29,771,000	29,771,000
	Comisión Nacional de Valores.		711,800	711,800
	Municipios	500,000		500,000
	Propias	24,179,000		24,179,000
	Al Sector Externo	1,413,800		1,413,800
17	MINISTERIO DE GOBIERNO	27,989,400	6,000,000	33,989,400
	Pensiones y Jubilaciones	5,440,900		5,440,900
	Becas de Estudio	41,200		41,200
	Al Sector Privado	7,400,000		7,400,000
	Aeronautica Civil		6,000,000	6,000,000
	Municipios	5,317,400		5,317,400
	Propias	9,666,100		9,666,100
	Al Sector Externo	123,800		123,800
18	MINISTERIO DE SEGURIDAD PUBLICA	41,749,200		41,749,200
	Pensiones y Jubilaciones	39,225,300		39,225,300
	A Personas	1,495,100		1,495,100
	Becas de Estudio	939,000		939,000
	Al Sector Privado	1,500		1,500
	Al Sector Externo	88,300		88,300
21	MIN. DE DESARROLLO SOCIAL	3,557,200	9,023,200	12,580,400
	Pensiones y Jubilaciones	2,100		2,100
	A Personas	185,800		185,800
	Becas de Estudio	12,700		12,700
	Al Sector Privado	3,306,500		3,306,500
	SENADIS		4,687,000	4,687,000
	INAMU		1,861,900	1,861,900
	SENIAF		2,474,300	2,474,300
	Al Sector Externo	50,100		50,100



26	TRIBUNAL ADMINISTRATIVO TRIBUTARIO	3,500	3,500
	Becas de Estudio	3,500	3,500
30	ÓRGANO JUDICIAL	409,500	409,500
	Pensiones y Jubilaciones	69,500	69,500
	Becas de Estudio	340,000	340,000
36	PROCURADURÍA GENERAL DE LA NACIÓN	442,100	442,100
	Pensiones y Jubilaciones	162,100	162,100
	Becas de Estudio	280,000	280,000
37	PROCURADURÍA DE LA ADMINISTRACIÓN	150,800	150,800
	Becas de Estudio	150,800	150,800
40	TRIBUNAL ELECTORAL	4,274,300	4,274,300
	Pensiones y Jubilaciones	45,900	45,900
	Becas de Estudio	179,400	179,400
	Al Sector Privado	4,044,000	4,044,000
	Al Sector Externo	5,000	5,000
45	OTROS GASTOS DE LA ADMINISTRACIÓN	51,800	51,800
	Becas de Estudio	51,800	51,800
46	TRIBUNAL DE CUENTAS	51,500	51,500
	A Personas	6,600	6,600
	Becas de Estudio	44,900	44,900
47	FISCALÍA DE CUENTAS	19,300	19,300
	Becas de Estudio	19,300	19,300
49	DEFENSORÍA DEL PUEBLO	76,200	76,200
	A Personas	3,000	3,000
	Becas de Estudio	34,600	34,600
	Propias	30,200	30,200
	Al Sector Externo	5,000	5,000
	Créditos Reconocidos por Transferencias Corrientes	3,400	3,400

ARTÍCULO 38. Apruébase las transferencias de capital de acuerdo al siguientes detalle:

CÓDIGO	INSTITUCIÓN DESTINO	MONTO
	TOTAL TRANSFERENCIAS DE CAPITAL	371,026,100
03	PRESIDENCIA DE LA REPÚBLICA	55,658,900
	SENACYT	26,658,900
	AUTORIDAD NAL. PARA LA INNOV. GUB.	29,000,000



07	MINISTERIO DE EDUCACIÓN	116,298,800
	IFARHU	76,100,000
	INAC	11,910,000
	SERTV	1,500,000
	INSTITUTO PANAMEÑO DE DEPORTES	8,000,000
	IPHE	1,500,000
	UNACHI	3,136,000
	UNIV. DE PANAMÁ	6,817,800
	UDELAS	1,835,000
	UNIV. TECNOLÓGICA	5,500,000
08	MINISTERIO DE COMERCIO E INDUSTRIAS	29,895,500
	AMPYME	21,000,000
	APCDC	95,500
	AUTORIDAD DE TURISMO DE PANAMÁ	1,000,000
	AGENCIA DEL ÁREA PANAMA PACÍFICO	7,800,000
10	MINISTERIO DE DESARROLLO AGROPECUARIO	9,509,800
	I.D.I.A.P.	2,601,200
	A.R.A.P.	1,828,600
	I.M.A.	2,550,000
	B.D.A.	2,500,000
	I.S.A.	30,000
12	MINISTERIO DE SALUD	53,984,000
	INST. CONMEMORATIVO GORGAS	2,984,000
	IDAAN	51,000,000
13	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	50,000,000
	INADEH	50,000,000
16	MINISTERIO DE ECONOMÍA Y FINANZAS	10,614,600
	ANAM	4,254,600
	AUTORIDAD NACIONAL DE ADUANAS	3,360,000
	CONTRATACIONES PÚBLICAS	940,000
	TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	250,000
	EMPRESA DE GENERACIÓN ELÉCTRICA	
	EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	1,810,000
17	MINISTERIO DE GOBIERNO	40,115,000
	AERONÁUTICA CIVIL	40,115,000
21	MINISTERIO DE DESARROLLO SOCIAL	4,949,500
	SECRETARÍA NACIONAL DE DISCAPACIDAD	3,600,000
	INAMU	372,000
	SENIAF	977,500



CAPÍTULO XXVII
FONDO LEY DE SEGURO EDUCATIVO

ARTÍCULO 39. Los recursos provenientes del Seguro Educativo a que se refiere el Decreto de Gabinete 168 de 27 de julio de 1971 reformado por las Leyes 24 de 21 de julio de 1980; 18 de 29 de septiembre de 1982; 13 de 28 de julio de 1987; y, 16 de 29 de noviembre de 1987; y modificados por la ley 49 de septiembre de 2002, cuyo destino específico lo constituyen programas de educación, y formación de mano de obra, se asignan para el 2011, según el siguiente detalle.

INSTITUCIÓN DESTINO	MONTO
TOTAL INGRESOS AUTORIZADOS	180,419,400
FONDO DE SEGURO EDUCATIVO	180,419,400
Ingresos Tributarios	180,419,400
Impuestos Directos	180,419,400
Seguro Educativo	180,419,400
MINISTERIO DE EDUCACIÓN	58,591,200
Educación Agropecuaria	8,560,900
Fondo Exon. de Matrícula	48,713,200
Capacitación Gremial Docente	1,317,100
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	6,585,300
Educación Sindical	6,585,300
IFARHU	76,389,500
Becas	55,306,400
Crédito Educativo	21,083,100
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	7,902,400
Gastos de Funcionamiento	7,902,400
INSTITUTO NAL. DE FORMACIÓN PROF. Y CAP. PARA EL DESARROLLO HUMANO	24,365,700
Programas Regulares (INADEH / MITRADEL)	18,438,900
Capacitacion del Recursos Humano del Sector Privado	3,951,200
Formación Dual	1,975,600
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	6,585,300
Gastos de Funcionamiento	6,585,300



TÍTULO III

PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

ARTÍCULO 40. Apruébase los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2011 cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	**3,044,878,100**	**839,815,600**	**3,884,693,700**	**2,658,754,550**	**1,225,939,150**	**3,884,693,700**
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	2,217,000	21,000,000	23,217,000	2,046,000	21,171,000	23,217,000
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	31,025,000	0	31,025,000	12,819,700	18,205,300	31,025,000
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	13,180,000	0	13,180,000	10,822,700	2,357,300	13,180,000
AUTORIDAD NACIONAL DEL AMBIENTE	23,063,500	28,738,500	51,802,000	21,046,500	30,755,500	51,802,000
AUTORIDAD NACIONAL DE ADUANAS	22,483,300	3,360,000	25,843,300	21,923,200	3,920,100	25,843,300
CAJA DE SEGURO SOCIAL	2,354,323,000	523,052,000	2,877,375,000	2,128,548,800	748,826,200	2,877,375,000
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	4,792,500	2,984,000	7,776,500	4,762,250	3,014,250	7,776,500
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	9,304,500	95,500	9,400,000	8,703,900	696,100	9,400,000
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,764,100	0	1,764,100	1,646,100	118,000	1,764,100
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	85,900,500	95,884,500	181,785,000	15,447,700	166,337,300	181,785,000
SECRETARÍA NACIONAL DE DISCAPACIDAD	4,687,000	3,600,000	8,287,000	4,605,500	3,681,500	8,287,000
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	5,281,800	0	5,281,800	5,004,700	277,100	5,281,800
INST. DE INVESTIGACIONES AGROPECUARIAS	8,300,000	3,801,500	12,101,500	8,030,300	4,071,200	12,101,500
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	8,058,600	3,021,000	11,079,600	8,058,600	3,021,000	11,079,600
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	2,864,200	940,000	3,804,200	2,522,500	1,281,700	3,804,200
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	1,420,200	250,000	1,670,200	1,352,100	318,100	1,670,200
INSTITUTO NACIONAL DE CULTURA	15,353,300	12,332,700	27,686,000	15,197,200	12,488,800	27,686,000



Continuación...

RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	7,902,400	2,000,000	9,902,400	7,642,900	2,259,500	9,902,400
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	3,287,000	29,658,900	32,945,900	2,712,000	30,233,900	32,945,900
INSTITUTO NACIONAL DE LA MUJER	1,861,900	372,000	2,233,900	1,690,600	543,300	2,233,900
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	2,474,300	977,500	3,451,800	2,359,800	1,092,000	3,451,800
INSTITUTO PANAMEÑO DE DEPORTES	10,759,400	8,000,000	18,759,400	10,555,000	8,204,400	18,759,400
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA DES. H.	24,515,600	50,000,000	74,515,600	11,110,000	63,405,600	74,515,600
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	23,288,800	1,500,000	24,788,800	22,767,500	2,021,300	24,788,800
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	7,330,300	0	7,330,300	6,517,000	813,300	7,330,300
AUTORIDAD DE TURISMO DE PANAMÁ	47,482,800	1,000,000	48,482,800	16,683,500	31,799,300	48,482,800
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	4,360,200	29,000,000	33,360,200	4,360,200	29,000,000	33,360,200
REGISTRO PÚBLICO DE PANAMÁ	47,762,500	158,700	47,921,200	35,884,400	12,036,800	47,921,200
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	28,100,900	3,936,000	32,036,900	27,620,600	4,416,300	32,036,900
UNIVERSIDAD DE PANAMÁ	164,728,400	6,817,800	171,546,200	161,774,000	9,772,200	171,546,200
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	7,941,800	0	7,941,800	6,606,400	1,335,400	7,941,800
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	11,768,300	1,835,000	13,603,300	11,385,700	2,217,600	13,603,300
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	56,885,000	5,500,000	62,385,000	56,149,500	6,235,500	62,385,000
ZONA FRANCA DE BARÚ	410,000	0	410,000	397,700	12,300	410,000



ARTÍCULO 41. Apruébase los gastos corrientes de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	1,378,398,764	1,254,534,986	25,800,800	0	20,000	2,658,754,550
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	1,980,700	65,300	0	0	0	2,046,000
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	12,703,700	116,000	0	0	0	12,819,700
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	9,987,631	835,069	0	0	0	10,822,700
AUTORIDAD NACIONAL DEL AMBIENTE	20,634,900	411,600	0	0	0	21,046,500
AUTORIDAD NACIONAL DE ADUANAS	21,753,000	170,200	0	0	0	21,923,200
CAJA DE SEGURO SOCIAL	883,916,223	1,244,632,577	0	0	0	2,128,548,800
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	4,706,050	56,200	0	0	0	4,762,250
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	8,558,400	145,500	0	0	0	8,703,900
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,597,100	49,000	0	0	0	1,646,100
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	14,999,400	448,300	0	0	0	15,447,700
SECRETARÍA NACIONAL DE DISCAPACIDAD	4,010,500	595,000	0	0	0	4,605,500
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	4,932,800	71,900	0	0	0	5,004,700
INST. DE INVESTIGACIONES AGROPECUARIAS	7,895,600	134,700	0	0	0	8,030,300
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	7,453,260	605,340	0	0	0	8,058,600
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	2,411,500	111,000	0	0	0	2,522,500
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	1,337,100	15,000	0	0	0	1,352,100
INSTITUTO NACIONAL DE CULTURA	14,744,500	452,700	0	0	0	15,197,200
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	7,423,300	219,600	0	0	0	7,642,900
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	2,693,600	18,400	0	0	0	2,712,000
INSTITUTO NACIONAL DE LA MUJER	1,678,600	12,000	0	0	0	1,690,600
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	2,359,800	0	0	0	0	2,359,800
INSTITUTO PANAMEÑO DE DEPORTES	8,435,500	2,119,500	0	0	0	10,555,000
INSTITUTO NAL. DE FORMACIÓN PROF. Y CAP. PARA DES. H.	10,957,500	152,500	0	0	0	11,110,000
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	22,099,800	667,700	0	0	0	22,767,500
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	6,364,000	153,000	0	0	0	6,517,000
AUTORIDAD DE TURISMO DE PANAMÁ	15,917,000	356,500	400,000	0	10,000	16,683,500
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	4,330,200	30,000	0	0	0	4,360,200
REGISTRO PÚBLICO DE PANAMÁ	10,319,300	154,300	25,400,800	0	10,000	35,884,400
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	27,489,200	131,400	0	0	0	27,620,600
UNIVERSIDAD DE PANAMÁ	160,804,000	970,000	0	0	0	161,774,000
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	6,526,300	80,100	0	0	0	6,606,400
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	11,301,000	84,700	0	0	0	11,385,700
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	55,684,100	465,400	0	0	0	56,149,500
ZONA FRANCA DE BARÚ	393,200	4,500	0	0	0	397,700

ARTÍCULO 42. Apruébase los gastos de capital de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	1,212,036,900	11,382,250	0	2,520,000	1,225,939,150
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	21,000,000	171,000	0	0	21,171,000
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	17,872,600	332,700	0	0	18,205,300
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	2,357,300	0	0	0	2,357,300
AUTORIDAD NACIONAL DEL AMBIENTE	30,590,500	165,000	0	0	30,755,500
AUTORIDAD NACIONAL DE ADUANAS	3,360,000	560,100	0	0	3,920,100
CAJA DE SEGURO SOCIAL	748,826,200	0	0	0	748,826,200
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	2,984,000	30,250	0	0	3,014,250
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	95,500	600,600	0	0	696,100
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	0	118,000	0	0	118,000
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	164,516,100	1,821,200	0	0	166,337,300
SECRETARÍA NACIONAL DE DISCAPACIDAD	3,600,000	81,500	0	0	3,681,500
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	0	277,100	0	0	277,100
INST. DE INVESTIGACIONES AGROPECUARIAS	3,801,500	269,700	0	0	4,071,200
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	3,021,000	0	0	0	3,021,000
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	940,000	341,700	0	0	1,281,700
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	250,000	68,100	0	0	318,100
INSTITUTO NACIONAL DE CULTURA	12,332,700	156,100	0	0	12,488,800
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	2,144,500	115,000	0	0	2,259,500
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	30,158,900	75,000	0	0	30,233,900
INSTITUTO NACIONAL DE LA MUJER	372,000	171,300	0	0	543,300
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	977,500	114,500	0	0	1,092,000
INSTITUTO PANAMEÑO DE DEPORTES	8,000,000	204,400	0	0	8,204,400
INSTITUTO NAL. DE FORMACIÓN PROF. Y CAP. PARA DES. H.	63,405,600	0	0	0	63,405,600
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	1,500,000	521,300	0	0	2,021,300
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	369,100	444,200	0	0	813,300
AUTORIDAD DE TURISMO DE PANAMÁ	31,137,700	141,600	0	520,000	31,799,300
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	29,000,000	0	0	0	29,000,000
REGISTRO PÚBLICO DE PANAMÁ	10,000,000	36,800	0	2,000,000	12,036,800
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	3,936,000	480,300	0	0	4,416,300
UNIVERSIDAD DE PANAMÁ	6,817,800	2,954,400	0	0	9,772,200
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	1,335,400	0	0	0	1,335,400
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	1,835,000	382,600	0	0	2,217,600
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	5,500,000	735,500	0	0	6,235,500
ZONA FRANCA DE BARÚ	0	12,300	0	0	12,300

CAPÍTULO II

1.02 AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA

ARTÍCULO 43. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2011:

Ingresos Totales	23,217,000
Menos: Aumento de Reservas	
Ingresos Disponibles	23,217,000
Gastos	23,217,000

ARTÍCULO 44. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

102.0.0.0.0.00.	AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMP.	23,217,000
102.1.0.0.0.00.	INGRESOS CORRIENTES	2,217,000
102.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,217,000
102.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,217,000
102.1.2.3.1.00.	GOBIERNO CENTRAL	2,217,000
102.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	2,217,000
102.2.0.0.0.00.	INGRESOS DE CAPITAL	21,000,000
102.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	21,000,000
102.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	21,000,000
102.2.3.2.1.00.	GOBIERNO CENTRAL	21,000,000
102.2.3.2.1.08.	TRANSFERENCIA CAPITAL-MICI.	21,000,000

ARTÍCULO 45. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		**ASIGNACIÓN EN BALBOAS**
	Funcionamiento	
Dirección y Administración General		1,877,600
Fomento y Desarrollo		339,400
	Total del Presupuesto de funcionamiento	**2,217,000**
	Inversión	
Fondo de Garantías		5,000,000
Capacitación y Asistencia Técnica		10,000,000
Micro Crédito		2,000,000
Capital Semilla		4,000,000
	Total del Presupuesto de inversión	**21,000,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**23,217,000**



CAPÍTULO III
1.03 AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE

ARTÍCULO 46. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2011:

Ingresos Totales	31,025,000
Menos: Aumento de Reservas	
Ingresos Disponibles	31,025,000
Gastos	31,025,000

ARTÍCULO 47. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

103.0.0.0.0.00.	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	31,025,000
103.1.0.0.0.00.	INGRESOS CORRIENTES	31,025,000
103.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	31,025,000
103.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,500,000
103.1.2.3.7.00.	SECTOR PRIVADO	1,500,000
103.1.2.3.7.08.	1% APORTE DE ASEGURADORAS	1,500,000
103.1.2.4.0.00.	TASAS Y DERECHOS	10,335,000
103.1.2.4.1.00.	DERECHOS	6,900,000
103.1.2.4.1.55.	LICENCIA PARA CONDUCTOR	6,900,000
103.1.2.4.2.00.	TASAS	3,435,000
103.1.2.4.2.09.	REVISIÓN DE VEHÍCULOS	3,435,000
103.1.2.6.0.00.	INGRESOS VARIOS	19,190,000
103.1.2.6.0.14.	MULTAS DE TRÁNSITO	12,780,000
103.1.2.6.0.25.	COLISIONES	710,000
103.1.2.6.0.99.	OTROS INGRESOS VARIOS	5,700,000

ARTÍCULO 48. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		4,938,598
Desarrollo del Transporte y Operación		8,213,802
	Total del Presupuesto de funcionamiento	**13,152,400**
	Inversión	
Fortalec. / Tránsito y Transp. Terrest.		17,872,600
	Total del Presupuesto de inversión	**17,872,600**
	TOTAL DEL PRESUPUESTO DE GASTOS	**31,025,000**



CAPÍTULO IV
1.06 AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS

ARTÍCULO 49. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2011:

Ingresos Totales	13,180,000
Menos: Aumento de Reservas	
Ingresos Disponibles	13,180,000
Gastos	13,180,000

ARTÍCULO 50. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

106.0.0.0.0.00.	AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS	13,180,000
106.1.0.0.0.00.	INGRESOS CORRIENTES	13,180,000
106.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	13,180,000
106.1.2.4.0.00.	TASAS Y DERECHOS	13,130,000
106.1.2.4.2.00.	TASAS	13,130,000
106.1.2.4.2.49.	TASA DE REGULACIÓN DE LOS SERV.	13,130,000
106.1.2.6.0.00.	INGRESOS VARIOS	50,000
106.1.2.6.0.99.	OTROS INGRESOS VARIOS	50,000

ARTÍCULO 51. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		**ASIGNACIÓN EN BALBOAS**
	Funcionamiento	
Dirección y Administración General		5,022,186
Regulación de los Servicios Públicos		5,800,514
	Total del Presupuesto de funcionamiento	**10,822,700**
	Inversión	
Admón. y Reg. de los Servicios Públicos		2,357,300
	Total del Presupuesto de inversión	**2,357,300**
	TOTAL DEL PRESUPUESTO DE GASTOS	**13,180,000**

CAPÍTULO V
1.08 AUTORIDAD NACIONAL DEL AMBIENTE

ARTÍCULO 52. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DEL AMBIENTE



para la vigencia fiscal de 2011:

Ingresos Totales	51,802,000
Menos: Aumento de Reservas	
Ingresos Disponibles	51,802,000
Gastos	51,802,000

ARTÍCULO 53. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

108.0.0.0.0.00.	AUTORIDAD NACIONAL DEL AMBIENTE	51,802,000
108.1.0.0.0.00.	INGRESOS CORRIENTES	23,063,500
108.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	23,063,500
108.1.2.1.0.00.	RENTA DE ACTIVOS	2,230,700
108.1.2.1.1.00.	ARRENDAMIENTOS	367,900
108.1.2.1.1.01.	ARRENDAMIENTOS	6,500
108.1.2.1.1.02.	DE LOTES Y TIERRAS	322,400
108.1.2.1.1.04.	DE VIVIENDAS	39,000
108.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	30,500
108.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	30,500
108.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	1,832,300
108.1.2.1.4.30.	ESTUDIOS AMBIENTALES	1,832,300
108.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	16,233,500
108.1.2.3.1.00.	GOBIERNO CENTRAL	16,233,500
108.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	16,233,500
108.1.2.4.0.00.	TASAS Y DERECHOS	4,201,700
108.1.2.4.1.00.	DERECHOS	4,201,700
108.1.2.4.1.29.	GUÍAS Y EXTRACCIÓN DE MADERA	2,202,600
108.1.2.4.1.36.	CONCESIONES Y ACTIVIDADES DE FLORA Y FAUNA	583,200
108.1.2.4.1.45.	CONCESIONES VARIAS	770,800
108.1.2.4.1.56.	ACTIVIDADES ÁREAS PROTEGIDAS	645,100
108.1.2.6.0.00.	INGRESOS VARIOS	397,600
108.1.2.6.0.99.	OTROS INGRESOS VARIOS	397,600
108.2.0.0.0.00.	INGRESOS DE CAPITAL	28,738,500
108.2.2.0.0.00.	RECURSOS DEL CRÉDITO	8,247,200
108.2.2.2.0.00.	CRÉDITO EXTERNO	8,247,200
108.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	8,247,200
108.2.2.2.1.14.	CORPORACIÓN ANDINA DE FOMENTO	3,230,700
108.2.2.2.1.33.	B.I.D. - ANAM (Pn-0122)	3,006,500
108.2.2.2.1.60.	BANCO MUNDIAL	2,010,000
108.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	19,751,300
108.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	19,751,300
108.2.3.2.1.00.	GOBIERNO CENTRAL	4,254,600
108.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	4,254,600
108.2.3.2.8.00.	SECTOR EXTERNO	15,496,700
108.2.3.2.8.17.	DONACIONES VARIAS	15,496,700
108.2.4.0.0.00.	SALDO EN CAJA Y BANCO	740,000
108.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	740,000



108.2.4.2.0.01.	SALDO DE CAPITAL	740,000

ARTÍCULO 54. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD NACIONAL DEL AMBIENTE para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		12,012,000
Áreas Protegidas y Vida Silvestre		2,748,000
Gestión Ambiental		3,519,500
Gestión Integrada de Cuencas Hidrogr		2,932,000
	Total del Presupuesto de funcionamiento	**21,211,500**
	Inversión	
Investigación y Manejo de Rec. Naturales		11,879,400
Conservación y Desarrollo Sostenible		7,830,500
Fortalecimiento Institucional		10,880,600
	Total del Presupuesto de inversión	**30,590,500**
	TOTAL DEL PRESUPUESTO DE GASTOS	**51,802,000**

CAPÍTULO VI

1.09 AUTORIDAD NACIONAL DE ADUANAS

ARTÍCULO 55. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2011:

Ingresos Totales	25,843,300
Menos: Aumento de Reservas	
Ingresos Disponibles	25,843,300
Gastos	25,843,300

ARTÍCULO 56. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

109.0.0.0.0.00.	AUTORIDAD NACIONAL DE ADUANAS	25,843,300
109.1.0.0.0.00.	INGRESOS CORRIENTES	22,483,300
109.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	22,483,300
109.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	18,937,300
109.1.2.3.1.00.	GOBIERNO CENTRAL	18,937,300
109.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	18,937,300
109.1.2.6.0.00.	INGRESOS VARIOS	3,546,000
109.1.2.6.0.99.	OTROS INGRESOS VARIOS	3,546,000
109.2.0.0.0.00.	INGRESOS DE CAPITAL	3,360,000
109.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,360,000
109.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,360,000
109.2.3.2.1.00.	GOBIERNO CENTRAL	3,360,000
109.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	3,360,000



ARTÍCULO 57. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		16,557,918
Operaciones Aduaneras		5,925,382
	Total del Presupuesto de funcionamiento	**22,483,300**
	Inversión	
Desarrollo del Sistema Aduanero		3,360,000
	Total del Presupuesto de inversión	**3,360,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**25,843,300**

CAPÍTULO VII
1.10 CAJA DE SEGURO SOCIAL

ARTÍCULO 58. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2011:

Ingresos Totales	2,877,375,000
Menos: Aumento de Reservas	
Ingresos Disponibles	2,877,375,000
Gastos	2,877,375,000

ARTÍCULO 59. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

110.0.0.0.0.00.	CAJA DE SEGURO SOCIAL	2,877,375,000
110.1.0.0.0.00.	INGRESOS CORRIENTES	2,354,323,000
110.1.1.0.0.00.	INGRESOS TRIBUTARIOS	1,819,181,000
110.1.1.1.0.00.	IMPUESTOS DIRECTOS	1,819,181,000
110.1.1.1.3.00.	CONTRIBUCIONES A LA SEGURIDAD SOCIAL	1,819,181,000
110.1.1.1.3.01.	CUOTAS S.S. REGULAR Y ESPECIALES	1,689,376,000
110.1.1.1.3.02.	PRIMAS DE SEGUROS-RIESGO PROFESIONALES	129,805,000
110.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	416,985,000
110.1.2.1.0.00.	RENTA DE ACTIVOS	381,000
110.1.2.1.1.00.	ARRENDAMIENTOS	81,000
110.1.2.1.1.04.	DE VIVIENDAS	81,000
110.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	300,000
110.1.2.1.4.10.	PRIMA DE SEGUROS	300,000
110.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	277,355,000
110.1.2.3.1.00.	GOBIERNO CENTRAL	277,355,000
110.1.2.3.1.12.	MINISTERIO DE SALUD	277,355,000



110.1.2.6.0.00.	INGRESOS VARIOS	139,249,000
110.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	13,505,000
110.1.2.6.0.10.	VIGENCIAS EXPIRADAS	37,500,000
110.1.2.6.0.24.	PLANILLA-PRESTACIONES FONDOS COMPLEMENT.	74,751,000
110.1.2.6.0.99.	OTROS INGRESOS VARIOS	13,493,000
110.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	118,157,000
110.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	2,402,000
110.1.3.1.0.14.	A INTERMEDIARIOS FINANCIEROS	99,000
110.1.3.1.0.17.	A SECTOR PRIVADO	2,303,000
110.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	113,813,000
110.1.3.2.0.14.	INTERMEDIARIOS FINANCIEROS	3,745,000
110.1.3.2.0.21.	POR GOBIERNO CENTRAL	110,068,000
110.1.3.3.0.00.	CONTRIBUCIÓN FONDOS DE PENSIONES	1,942,000
110.1.3.3.0.01.	CAJA DE SEGURO SOCIAL JUBILADOS	495,000
110.1.3.3.0.03.	PLAN DE RETIRO ANTICIPADO AUTOFINANCIABLE	1,447,000
110.2.0.0.0.00.	INGRESOS DE CAPITAL	523,052,000
110.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	25,540,000
110.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	3,130,000
110.2.1.3.4.00.	INTERMEDIARIOS FINANCIEROS	180,000
110.2.1.3.4.30.	BANCO HIPOTECARIO NACIONAL	180,000
110.2.1.3.7.00.	SECTOR PRIVADO	2,950,000
110.2.1.3.7.03.	PRÉSTAMOS HIPOTECARIOS	2,950,000
110.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	22,410,000
110.2.1.4.1.00.	GOBIERNO CENTRAL	5,000,000
110.2.1.4.1.01.	VALORES PÚBLICOS	5,000,000
110.2.1.4.7.00.	SECTOR PRIVADO	17,410,000
110.2.1.4.7.01.	BONOS CORPORATIVOS Y DPF	17,410,000
110.2.6.0.0.00.	RESERVA	497,512,000
110.2.6.0.0.00.	USO DE RESERVA	497,512,000
110.2.6.0.1.00.	USO DE RESERVA	497,512,000
110.2.6.0.1.01.	RESERVA PARA INVERSIONES	491,430,000
110.2.6.0.1.02.	RESERVA PARA GASTOS CORRIENTES	6,082,000

ARTÍCULO 60. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Plan de Retiro Anticipado	631,800
Administración	94,648,000
Enfermedad y Maternidad	728,444,000
Invalidez, Vejez y Muerte	1,097,781,000
Riesgos Profesionales	131,345,000
Fondo Complementario	74,751,000
SIACAP	453,000
Fideicomiso IRHE - INTEL	495,000

Total del Presupuesto de funcionamiento	**2,128,548,800**
Inversión	
Remod.y Const. de Establecim. de Salud	39,382,400
Adquisición de Maquinaria y Equipos	43,141,000
Inversiones Financieras	666,302,800
Total del Presupuesto de inversión	**748,826,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,877,375,000**

CAPÍTULO VIII

1.11 INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD

ARTÍCULO 61. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos de la INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2011:

Ingresos Totales	7,776,500
Menos: Aumento de Reservas	
Ingresos Disponibles	7,776,500
Gastos	7,776,500

ARTÍCULO 62. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

111.0.0.0.0.00.	INSTITUTO CONMEMORATIVO GORGAS DE EST. DE LA SALUD	7,776,500
111.1.0.0.0.00.	INGRESOS CORRIENTES	4,792,500
111.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,792,500
111.1.2.1.0.00.	RENTA DE ACTIVOS	400,800
111.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	400,800
111.1.2.1.4.21.	SERVICIOS DE LABORATORIOS	400,800
111.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,391,700
111.1.2.3.1.00.	GOBIERNO CENTRAL	4,391,700
111.1.2.3.1.12.	MINISTERIO DE SALUD	4,391,700
111.2.0.0.0.00.	INGRESOS DE CAPITAL	2,984,000
111.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,984,000
111.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,984,000
111.2.3.2.1.00.	GOBIERNO CENTRAL	2,984,000
111.2.3.2.1.12.	MINISTERIO DE SALUD	2,984,000

ARTÍCULO 63. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	1,897,700
Investigación en Salud Pública	2,894,800



	Total del Presupuesto de funcionamiento	**4,792,500**
	Inversión	
Const. y Remodelac. de Instalaciones		500,000
Investigación		2,484,000
	Total del Presupuesto de inversión	**2,984,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**7,776,500**

CAPÍTULO IX

1.14 AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA

ARTÍCULO 64. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2011:

Ingresos Totales	9,400,000
Menos: Aumento de Reservas	
Ingresos Disponibles	9,400,000
Gastos	9,400,000

ARTÍCULO 65. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

114.0.0.0.0.00.	AUT. DE PROTEC.AL CONSUMIDOR Y DEFENSA DE LA COMPET.	9,400,000
114.1.0.0.0.00.	INGRESOS CORRIENTES	9,304,500
114.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	9,304,500
114.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	9,304,500
114.1.2.3.1.00.	GOBIERNO CENTRAL	9,304,500
114.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	9,304,500
114.2.0.0.0.00.	INGRESOS DE CAPITAL	95,500
114.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	95,500
114.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	95,500
114.2.3.2.1.00.	GOBIERNO CENTRAL	95,500
114.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	95,500

ARTÍCULO 66. Para la ejecución de programa de funcionamiento apruébase el presupuesto de gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que continuación se indica:

PROGRAMAS		**ASIGNACIÓN EN BALBOAS**
	Funcionamiento	
Dirección y Administración General		6,685,638
Libre Competencia		537,185
Protección al Consumidor		2,081,677
	Total del Presupuesto de funcionamiento	**9,304,500**
	Inversión	
Prog. de Promoción de la Competencia		95,500
	Total del Presupuesto de inversión	**95,500**



TOTAL DEL PRESUPUESTO DE GASTOS 9,400,000

CAPÍTULO X
1.15 CONSEJO DE ADMINISTRACIÓN DEL SIACAP

ARTÍCULO 67. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2011:

Ingresos Totales	1,764,100
Menos: Aumento de Reservas	
Ingresos Disponibles	1,764,100
Gastos	1,764,100

ARTÍCULO 68. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

115.0.0.0.0.00.	CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,764,100
115.1.0.0.0.00.	INGRESOS CORRIENTES	1,764,100
115.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,764,100
115.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,764,100
115.1.2.3.1.00.	GOBIERNO CENTRAL	1,764,100
115.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	1,764,100

ARTÍCULO 69. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		**ASIGNACIÓN EN BALBOAS**
	Funcionamiento	
Dirección y Administración General		1,764,100
	Total del Presupuesto de funcionamiento	**1,764,100**
	TOTAL DEL PRESUPUESTO DE GASTOS	**1,764,100**

CAPÍTULO XI
1.20 INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS

ARTÍCULO 70. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2011:

Ingresos Totales	181,785,000
Menos: Aumento de Reservas	
Ingresos Disponibles	181,785,000



Gastos 181,785,000

ARTÍCULO 71. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

120.0.0.0.0.00.	IFARHU	181,785,000
120.1.0.0.0.00.	INGRESOS CORRIENTES	85,900,500
120.1.1.0.0.00.	INGRESOS TRIBUTARIOS	76,389,500
120.1.1.1.0.00.	IMPUESTOS DIRECTOS	76,389,500
120.1.1.1.4.00.	SEGURO EDUCATIVO	76,389,500
120.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	76,389,500
120.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,511,000
120.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	416,100
120.1.2.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	109,600
120.1.2.3.2.10.	CAJA DE SEGURO SOCIAL	109,600
120.1.2.3.7.00.	SECTOR PRIVADO	306,500
120.1.2.3.7.02.	PAPELERA ISTMEÑA	6,500
120.1.2.3.7.03.	OTRAS DONACIONES	300,000
120.1.2.4.0.00.	TASAS Y DERECHOS	1,850,000
120.1.2.4.2.00.	TASAS	1,850,000
120.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	1,850,000
120.1.2.6.0.00.	INGRESOS VARIOS	244,900
120.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	74,500
120.1.2.6.0.99.	OTROS INGRESOS VARIOS	170,400
120.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	7,000,000
120.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	7,000,000
120.1.3.1.0.17.	A SECTOR PRIVADO	7,000,000
120.2.0.0.0.00.	INGRESOS DE CAPITAL	95,884,500
120.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	17,500,000
120.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	17,500,000
120.2.1.3.7.00.	SECTOR PRIVADO	17,500,000
120.2.1.3.7.02.	PRÉSTAMOS EDUCATIVOS	17,500,000
120.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	76,100,000
120.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	76,100,000
120.2.3.2.1.00.	GOBIERNO CENTRAL	76,100,000
120.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	76,100,000
120.2.4.0.0.00.	SALDO EN CAJA Y BANCO	2,284,500
120.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	2,284,500
120.2.4.2.0.01.	SALDO DE CAPITAL	2,284,500

ARTÍCULO 72. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15,701,900



Asistencia y Crédito Educativo	1,226,100
Planificación de Recursos Humanos	340,900
Total del Presupuesto de funcionamiento	**17,268,900**
Inversión	
Crédito Educativo	20,000,000
Construcciones, Mej. y Equipamiento	1,300,000
Becas de Asistencia Educ y Auxilio Econ	142,716,100
Convenio Hewlett Packard	500,000
Total del Presupuesto de inversión	**164,516,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**181,785,000**

CAPÍTULO XII

1.21 SECRETARÍA NACIONAL DE DISCAPACIDAD

ARTÍCULO 73. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del SECRETARÍA NACIONAL DE DISCAPACIDAD. para la vigencia fiscal de 2011:

Ingresos Totales	8,287,000
Menos: Aumento de Reservas	
Ingresos Disponibles	8,287,000
Gastos	8.287,000

ARTÍCULO 74. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

121.0.0.0.0.00.	SECRETARIA NACIONAL DE DISCAPACIDAD	8,287,000
121.1.0.0.0.00.	INGRESOS CORRIENTES	4,687,000
121.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,687,000
121.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,687,000
121.1.2.3.1.00.	GOBIERNO CENTRAL	4,687,000
121.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	4,687,000
121.2.0.0.0.00.	INGRESOS DE CAPITAL	3,600,000
121.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,600,000
121.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,600,000
121.2.3.2.1.00.	GOBIERNO CENTRAL	3,600,000
121.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	3,600,000

ARTÍCULO 75. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del SECRETARÍA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	2,673,100
Equiparación de Oportunidades	2,013,900



Total del Presupuesto de funcionamiento	**4,687,000**
Inversión	
Construcción, Mejoras, Equip. y Cap.	450,000
Equiparación de Oportunidades	3,150,000
Total del Presupuesto de inversión	**3,600,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**8,287,000**

CAPÍTULO XIII
1.24 AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS

ARTÍCULO 76. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2011:

Ingresos Totales	5,281,800
Menos: Aumento de Reservas	
Ingresos Disponibles	5,281,800
Gastos	5,281,800

ARTÍCULO 77. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

124.0.0.0.0.00.	AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	5,281,800
124.1.0.0.0.00.	INGRESOS CORRIENTES	5,281,800
124.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,281,800
124.1.2.1.0.00.	RENTA DE ACTIVOS	1,420,000
124.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	1,420,000
124.1.2.1.4.20.	SERVICIOS DE INSPECCIÓN DE ALIMENTOS	1,420,000
124.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,781,800
124.1.2.3.1.00.	GOBIERNO CENTRAL	3,781,800
124.1.2.3.1.12.	MINISTERIO DE SALUD	3,781,800
124.1.2.6.0.00.	INGRESOS VARIOS	80,000
124.1.2.6.0.99.	OTROS INGRESOS VARIOS	80,000

ARTÍCULO 78. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,722,100
Protección y Seguridad Alimentaria	2,559,700
Total del Presupuesto de funcionamiento	**5,281,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**5,281,800**



CAPÍTULO XIV
1.25 INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ

ARTÍCULO 79. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	12,101,500
Menos: Aumento de Reservas	
Ingresos Disponibles	12,101,500
Gastos	12,101,500

ARTÍCULO 80. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

125.0.0.0.0.00.	INST. DE INVESTIGACIONES AGROPECUARIAS	12,101,500
125.1.0.0.0.00.	INGRESOS CORRIENTES	8,300,000
125.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,300,000
125.1.2.1.0.00.	RENTA DE ACTIVOS	600,000
125.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	600,000
125.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	600,000
125.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	7,700,000
125.1.2.3.1.00.	GOBIERNO CENTRAL	7,700,000
125.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	7,700,000
125.2.0.0.0.00.	INGRESOS DE CAPITAL	3,801,500
125.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,801,500
125.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,801,500
125.2.3.2.1.00.	GOBIERNO CENTRAL	2,601,200
125.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	2,601,200
125.2.3.2.8.00.	SECTOR EXTERNO	1,200,300
125.2.3.2.8.08.	DONACIONES VARIAS	1,200,300

ARTÍCULO 81. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		3,640,600
Investigaciones Agropecuarias		4,659,400
	Total del Presupuesto de funcionamiento	**8,300,000**
	Inversión	
Investigación e innovación Agropecuaria		1,880,400



Apoyo a la investigación e Innovación	1,576,200
Crédito de Contingencia	344,900
Total del Presupuesto de inversión	**3,801,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**12,101,500**

CAPÍTULO XV
1.26 AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ

ARTÍCULO 82. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AUTORIDAD DE LOS RECURSOS ACUATICOS DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	11,079,600
Menos: Aumento de Reservas	
Ingresos Disponibles	11,079,600
Gastos	11,079,600

ARTÍCULO 83. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

126.0.0.0.0.00.	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	11,079,600
126.1.0.0.0.00.	INGRESOS CORRIENTES	8,058,600
126.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,058,600
126.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,900,500
126.1.2.3.1.00.	GOBIERNO CENTRAL	4,900,500
126.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	4,900,500
126.1.2.4.0.00.	TASAS Y DERECHOS	2,492,100
126.1.2.4.1.00.	DERECHOS	2,492,100
126.1.2.4.1.07.	LICENCIAS PARA CAZA-PESCA Y OTRAS ACTIV.	2,492,100
126.1.2.6.0.00.	INGRESOS VARIOS	666,000
126.1.2.6.0.99.	OTROS INGRESOS VARIOS	666,000
126.2.0.0.0.00.	INGRESOS DE CAPITAL	3,021,000
126.2.2.0.0.00.	RECURSOS DEL CRÉDITO	895,000
126.2.2.2.0.00.	CRÉDITO EXTERNO	895,000
126.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	895,000
126.2.2.2.1.01.	PRÉSTAMO AMP- ARAP 01152 BID	630,000
126.2.2.2.1.11.	SENACYT-BID	265,000
126.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,126,000
126.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,126,000
126.2.3.2.1.00.	GOBIERNO CENTRAL	1,828,600
126.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	1,828,600
126.2.3.2.8.00.	SECTOR EXTERNO	297,400
126.2.3.2.8.03.	DONACIÓN GEF- ARAP	297,400

ARTÍCULO 84. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación



se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Admón. de los Recursos Acuáticos		3,568,825
Desarr. y Conserv. Rec. Acuáticos		4,489,775
	Total del Presupuesto de funcionamiento	**8,058,600**
	Inversión	
Invest. y Desar. Recursos Acuáticos		3,021,000
	Total del Presupuesto de inversión	**3,021,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**11,079,600**

CAPITULO XVI
1.27 DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS

ARTÍCULO 85. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2011:

Ingresos Totales	3,804,200
Menos: Aumento de Reservas	
Ingresos Disponibles	3,804,200
Gastos	3,804,200

ARTÍCULO 86. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

ARTÍCULO 87. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Admon. y Regulac. de las Contrataciones		1,666,800
Admon.y Desarrollo de la Compras Gub.		1,197,400
	Total del Presupuesto de funcionamiento	**2,864,200**
	Inversión	
Modernización de los Serv. de Cont. Pub.		940,000
	Total del Presupuesto de inversión	**940,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**3,804,200**



CAPÍTULO XVII
1.28 TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS

ARTÍCULO 88. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2011:

Ingresos Totales	1,670,200
Menos: Aumento de Reservas	
Ingresos Disponibles	1,670,200
Gastos	1,670,200

ARTÍCULO 89. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

128.0.0.0.0.00.	TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	1,670,200
128.1.0.0.0.00.	INGRESOS CORRIENTES	1,420,200
128.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,420,200
128.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,420,200
128.1.2.3.1.00.	GOBIERNO CENTRAL	1,420,200
128.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	1,420,200
128.2.0.0.0.00.	INGRESOS DE CAPITAL	250,000
128.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	250,000
128.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	250,000
128.2.3.2.1.00.	GOBIERNO CENTRAL	250,000
128.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	250,000

ARTÍCULO 90. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		806,800
Operaciones Juridiccionales		613,400
	Total del Presupuesto de funcionamiento	**1,420,200**
	Inversión	
Construcción y Rehab. de Instalaciones		185,000
Modernización del Sistema Juridico		65,000
	Total del Presupuesto de inversión	**250,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**1,670,200**



CAPÍTULO XVIII
1.30 INSTITUTO NACIONAL DE CULTURA

ARTÍCULO 91. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2011:

Ingresos Totales	27,686,000
Menos: Aumento de Reservas	
Ingresos Disponibles	27,686,000
Gastos	27,686,000

ARTÍCULO 92. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

130.0.0.0.0.00.	INSTITUTO NACIONAL DE CULTURA	27,686,000
130.1.0.0.0.00.	INGRESOS CORRIENTES	15,353,300
130.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	15,353,300
130.1.2.1.0.00.	RENTA DE ACTIVOS	224,000
130.1.2.1.1.00.	ARRENDAMIENTOS	156,000
130.1.2.1.1.01.	ARRENDAMIENTOS	156,000
130.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	18,000
130.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	18,000
130.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	50,000
130.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	50,000
130.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	14,804,300
130.1.2.3.1.00.	GOBIERNO CENTRAL	14,804,300
130.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	14,804,300
130.1.2.4.0.00.	TASAS Y DERECHOS	300,000
130.1.2.4.1.00.	DERECHOS	300,000
130.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	300,000
130.1.2.6.0.00.	INGRESOS VARIOS	25,000
130.1.2.6.0.99.	OTROS INGRESOS VARIOS	25,000
130.2.0.0.0.00.	INGRESOS DE CAPITAL	12,332,700
130.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	12,332,700
130.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	12,332,700
130.2.3.2.1.00.	GOBIERNO CENTRAL	11,910,000
130.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	11,910,000
130.2.3.2.8.00.	SECTOR EXTERNO	422,700
130.2.3.2.8.04.	DONACIÓN FOMIN-BID	422,700

ARTÍCULO 93. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		8,809,120
Patrimonio Histórico		1,020,700
Extensión Cultural		2,582,344
Educación Artística		2,941,136
	Total del Presupuesto de funcionamiento	**15,353,300**
	Inversión	
Mantenimiento y Restauraciones de Obras		12,332,700
	Total del Presupuesto de inversión	**12,332,700**
	TOTAL DEL PRESUPUESTO DE GASTOS	**27,686,000**

CAPÍTULO XIX
1.31 SISTEMA ESTATAL DE RADIO Y TELEVISIÓN

ARTÍCULO 94. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2011:

Ingresos Totales	9,902,400
Menos: Aumento de Reservas	
Ingresos Disponibles	9,902,400
Gastos	9,902,400

ARTÍCULO 95. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

131.0.0.0.0.00.	SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	9,902,400
131.1.0.0.0.00.	INGRESOS CORRIENTES	7,902,400
131.1.1.0.0.00.	INGRESOS TRIBUTARIOS	7,902,400
131.1.1.1.0.00.	IMPUESTOS DIRECTOS	7,902,400
131.1.1.1.4.00.	SEGURO EDUCATIVO	7,902,400
131.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	7,902,400
131.2.0.0.0.00.	INGRESOS DE CAPITAL	2,000,000
131.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,500,000
131.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,500,000
131.2.3.2.1.00.	GOBIERNO CENTRAL	1,500,000
131.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	1,500,000
131.2.4.0.0.00.	SALDO EN CAJA Y BANCO	500,000
131.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	500,000
131.2.4.2.0.01.	SALDO DE CAPITAL	500,000

ARTÍCULO 96. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		4,021,840
Operaciones de Radio y Televisión		3,736,060
	Total del Presupuesto de funcionamiento	**7,757,900**
	Inversión	
Modernización de Radio y Telev. Estatal		2,144,500
	Total del Presupuesto de inversión	**2,144,500**
	TOTAL DEL PRESUPUESTO DE GASTOS	**9,902,400**

CAPÍTULO XX
1.32 SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN

ARTÍCULO 97. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2011:

Ingresos Totales	32,945,900
Menos: Aumento de Reservas	
Ingresos Disponibles	32,945,900
Gastos	32,945,900

ARTÍCULO 98. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

132.0.0.0.0.00.	SECRETARIA NACIONAL DE CIENCIA, TECNOLOG. E INN.	32,945,900
132.1.0.0.0.00.	INGRESOS CORRIENTES	3,287,000
132.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,287,000
132.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,787,000
132.1.2.3.1.00.	GOBIERNO CENTRAL	2,787,000
132.1.2.3.1.03.	PRESIDENCIA	2,787,000
132.1.2.6.0.00.	INGRESOS VARIOS	500,000
132.1.2.6.0.99.	OTROS INGRESOS VARIOS	500,000
132.2.0.0.0.00.	INGRESOS DE CAPITAL	29,658,900
132.2.2.0.0.00.	RECURSOS DEL CRÉDITO	3,000,000
132.2.2.2.0.00.	CRÉDITO EXTERNO	3,000,000
132.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	3,000,000
132.2.2.2.1.11.	SENACYT-BID	3,000,000
132.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	26,658,900
132.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	26,658,900
132.2.3.2.1.00.	GOBIERNO CENTRAL	26,658,900
132.2.3.2.1.03.	PRESIDENCIA DE LA REPÚBLICA	26,658,900

ARTÍCULO 99. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Des. de la Ciencia, Tecno. e Innovación		2,787,000
	Total del Presupuesto de funcionamiento	**2,787,000**
	Inversión	
Ciencia y Tecnología		30,158,900
	Total del Presupuesto de inversión	**30,158,900**
	TOTAL DEL PRESUPUESTO DE GASTOS	**32,945,900**

CAPÍTULO XXI
1.33 INSTITUTO NACIONAL DE LA MUJER

ARTÍCULO 100. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2011:

Ingresos Totales	2,233,900
Menos: Aumento de Reservas	
Ingresos Disponibles	2,233,900
Gastos	2,233,900

ARTÍCULO 101. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

133.0.0.0.0.00.	INSTITUTO NACIONAL DE LA MUJER	2,233,900
133.1.0.0.0.00.	INGRESOS CORRIENTES	1,861,900
133.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,861,900
133.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,861,900
133.1.2.3.1.00.	GOBIERNO CENTRAL	1,861,900
133.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	1,861,900
133.2.0.0.0.00.	INGRESOS DE CAPITAL	372,000
133.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	372,000
133.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	372,000
133.2.3.2.1.00.	GOBIERNO CENTRAL	372,000
133.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	372,000

ARTÍCULO 102. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		1,861,900
	Total del Presupuesto de funcionamiento	**1,861,900**
	Inversión	
Construcción y Equipamiento		109,200



Desarrollo de Oportunidad para Mujeres	262,800
Total del Presupuesto de inversión	**372,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,233,900**

CAPÍTULO XXII
1.34 SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA

ARTÍCULO 103. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2011:

Ingresos Totales	3,451,800
Menos: Aumento de Reservas	
Ingresos Disponibles	3,451,800
Gastos	3,451,800

ARTÍCULO 104. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

134.0.0.0.0.00.	SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	3,451,800
134.1.0.0.0.00.	INGRESOS CORRIENTES	2,474,300
134.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,474,300
134.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,474,300
134.1.2.3.1.00.	GOBIERNO CENTRAL	2,474,300
134.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	2,474,300
134.2.0.0.0.00.	INGRESOS DE CAPITAL	977,500
134.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	977,500
134.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	977,500
134.2.3.2.1.00.	GOBIERNO CENTRAL	977,500
134.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	977,500

ARTÍCULO 105. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se i

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,535,900
Prot. y Prom. Integral de Niñez y Adolec	938,400
Total del Presupuesto de funcionamiento	**2,474,300**
Inversión	
Sistema de Protección Integral de Niñez	639,000
Impl. Derechos Niñez, Adolesc. Familia	338,500
Total del Presupuesto de inversión	**977,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,451,800**



CAPÍTULO XXIII
1.35 INSTITUTO PANAMEÑO DE DEPORTES

ARTÍCULO 106. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2011:

Ingresos Totales	18,759,400
Menos: Aumento de Reservas	
Ingresos Disponibles	18,759,400
Gastos	18,759,400

ARTÍCULO 107. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

135.0.0.0.0.00.	INSTITUTO PANAMEÑO DE DEPORTES	18,759,400
135.1.0.0.0.00.	INGRESOS CORRIENTES	10,759,400
135.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	10,759,400
135.1.2.1.0.00.	RENTA DE ACTIVOS	320,000
135.1.2.1.1.00.	ARRENDAMIENTOS	200,000
135.1.2.1.1.01.	ARRENDAMIENTOS	200,000
135.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	120,000
135.1.2.1.5.06.	ESPECTÁCULOS PÚBLICOS	120,000
135.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	10,274,400
135.1.2.3.1.00.	GOBIERNO CENTRAL	10,274,400
135.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	10,274,400
135.1.2.6.0.00.	INGRESOS VARIOS	165,000
135.1.2.6.0.99.	OTROS INGRESOS VARIOS	165,000
135.2.0.0.0.00.	INGRESOS DE CAPITAL	8,000,000
135.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	8,000,000
135.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	8,000,000
135.2.3.2.1.00.	GOBIERNO CENTRAL	8,000,000
135.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	8,000,000

ARTÍCULO 108. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		5,076,606
Fomento y Promoción del Deporte		3,518,129
Diseño Const. y Mant. de Obras e Inst.		1,846,765
Transferencias Varias		317,900
	Total del Presupuesto de funcionamiento	**10,759,400**
	Inversión	
Construcciones y Mejoras		8,000,000



Total del Presupuesto de inversión	**8,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**18,759,400**

CAPÍTULO XXIV
1.37 INSTITUTO NAL. DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO

ARTÍCULO 109. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2011:

Ingresos Totales	74,515,600
Menos: Aumento de Reservas	
Ingresos Disponibles	74,515,600
Gastos	74,515,600

ARTÍCULO 110. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

137.0.0.0.0.00.	INSTITUTO NACIONAL DE FORMACION PROFESIONAL Y CAP.	74,515,600
137.1.0.0.0.00.	INGRESOS CORRIENTES	24,515,600
137.1.1.0.0.00.	INGRESOS TRIBUTARIOS	24,365,600
137.1.1.1.0.00.	IMPUESTOS DIRECTOS	24,365,600
137.1.1.1.4.00.	SEGURO EDUCATIVO	24,365,600
137.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	24,365,600
137.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	150,000
137.1.2.1.0.00.	RENTA DE ACTIVOS	90,000
137.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	90,000
137.1.2.1.3.09.	TALLERES ARTESANALES	90,000
137.1.2.6.0.00.	INGRESOS VARIOS	60,000
137.1.2.6.0.99.	OTROS INGRESOS VARIOS	60,000
137.2.0.0.0.00.	INGRESOS DE CAPITAL	50,000,000
137.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	50,000,000
137.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	50,000,000
137.2.3.2.1.00.	GOBIERNO CENTRAL	50,000,000
137.2.3.2.1.13.	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	50,000,000

ARTÍCULO 111. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAI Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuacióńse indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	5,967,800
Formación de Recursos Humanos	5,142,200
Total del Presupuesto de funcionamiento	**11,110,000**



Inversión

Construcciones y Mejoras a Obras	8,074,200
Equipamiento de Centros y Sub-Centros	5,000,000
Granjas Sostenibles	605,100
Sistema de Formación Profesional - Dual	1,975,600
Formación y Capacitación Desarrollo H.	43,596,700
Fortalecimiento Institucional	4,154,000
Total del Presupuesto de inversión	**63,405,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**74,515,600**

CAPÍTULO XXV
1.40 INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL

ARTÍCULO 112. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2011:

Ingresos Totales	24,788,800
Menos: Aumento de Reservas	
Ingresos Disponibles	24,788,800
Gastos	24,788,800

ARTÍCULO 113. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

140.0.0.0.0.00.	INSTITUTO PANAMEÑO DE HABILITACION ESPECIAL	24,788,800
140.1.0.0.0.00.	INGRESOS CORRIENTES	23,288,800
140.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	23,288,800
140.1.2.1.0.00.	RENTA DE ACTIVOS	277,500
140.1.2.1.1.00.	ARRENDAMIENTOS	4,500
140.1.2.1.1.99.	OTROS ARRENDAMIENTOS N.E.O.C.	4,500
140.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	268,000
140.1.2.1.3.09.	TALLERES ARTESANALES	250,000
140.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	18,000
140.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	5,000
140.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	5,000
140.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	22,556,300
140.1.2.3.1.00.	GOBIERNO CENTRAL	22,556,300
140.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	22,556,300
140.1.2.4.0.00.	TASAS Y DERECHOS	185,000
140.1.2.4.1.00.	DERECHOS	35,000
140.1.2.4.1.33.	SERVICIO DE GUARDERÍA	35,000
140.1.2.4.2.00.	TASAS	150,000
140.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	150,000
140.1.2.6.0.00.	INGRESOS VARIOS	270,000
140.1.2.6.0.99.	OTROS INGRESOS VARIOS	270,000
140.2.0.0.0.00.	INGRESOS DE CAPITAL	1,500,000
140.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,500,000



140.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,500,000
140.2.3.2.1.00.	GOBIERNO CENTRAL	1,500,000
140.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	1,500,000

ARTÍCULO 114. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		4,204,784
Servicios de Habilitación		16,142,504
Servicio de Apoyo		1,360,228
Producción y Capacitación Laboral		1,047,484
Transferencias Varias		533,800
	Total del Presupuesto de funcionamiento	**23,288,800**
	Inversión	
Construcciones y Reparaciones		900,000
Suministros y Equipamiento		600,000
	Total del Presupuesto de inversión	**1,500,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**24,788,800**

CAPÍTULO XXVI

1.42 INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO

ARTÍCULO 115. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO para la vigencia fiscal de 2011:

Ingresos Totales	7,330,300
Menos: Aumento de Reservas	
Ingresos Disponibles	7,330,300
Gastos	7,330,300

ARTÍCULO 116. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

142.0.0.0.0.00.	INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	7,330,300
142.1.0.0.0.00.	INGRESOS CORRIENTES	7,330,300
142.1.1.0.0.00.	INGRESOS TRIBUTARIOS	6,585,300
142.1.1.1.0.00.	IMPUESTOS DIRECTOS	6,585,300
142.1.1.1.4.00.	SEGURO EDUCATIVO	6,585,300
142.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	6,585,300
142.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	745,000



142.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	730,000
142.1.2.3.7.00.	SECTOR PRIVADO	730,000
142.1.2.3.7.01.	5% APORTE DE LAS COOPERATIVAS	730,000
142.1.2.6.0.00.	INGRESOS VARIOS	15,000
142.1.2.6.0.99.	OTROS INGRESOS VARIOS	15,000

ARTÍCULO 117. Para la ejecución de programas de funcionamiento apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO AUTONÓMO COOPERATIVO para vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	2,851,408
Promoción y Fortalecimiento	4,059,992
Transferencias Varias	49,800
Total del Presupuesto de funcionamiento	**6,961,200**
Inversión	
Construcción	369,100
Total del Presupuesto de inversión	**369,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,330,300**

CAPÍTULO XXVII
1.45 AUTORIDAD DE TURISMO DE PANAMÁ

ARTÍCULO 118. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AUTORIDAD DE TURISMO DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	48,482,800
Menos: Aumento de Reservas	
Ingresos Disponibles	48,482,800
Gastos	48,482,800

ARTÍCULO 119. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

145.0.0.0.0.00.	AUTORIDAD DE TURISMO DE PANAMÁ	48,482,800
145.1.0.0.0.00.	INGRESOS CORRIENTES	47,482,800
145.1.1.0.0.00.	INGRESOS TRIBUTARIOS	30,682,500
145.1.1.2.0.00.	IMPUESTOS INDIRECTOS	30,682,500
145.1.1.2.4.00.	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	30,682,500
145.1.1.2.4.03.	PASAJE AÉREO	9,361,700
145.1.1.2.4.04.	HOSPEDAJES	21,320,800
145.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	16,800,300
145.1.2.1.0.00.	RENTA DE ACTIVOS	1,822,000
145.1.2.1.1.00.	ARRENDAMIENTOS	1,822,000



145.1.2.1.1.01.	ARRENDAMIENTOS	1,822,000
145.1.2.4.0.00.	TASAS Y DERECHOS	14,673,700
145.1.2.4.2.00.	TASAS	14,673,700
145.1.2.4.2.24.	TASA DE SERVICIO AEROPORTUARIO (25%)	14,673,700
145.1.2.6.0.00.	INGRESOS VARIOS	304,600
145.1.2.6.0.99.	OTROS INGRESOS VARIOS	304,600
145.2.0.0.0.00.	INGRESOS DE CAPITAL	1,000,000
145.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,000,000
145.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,000,000
145.2.3.2.1.00.	GOBIERNO CENTRAL	1,000,000
145.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	1,000,000

ARTÍCULO 120. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD DE TURISMO DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		10,161,500
Fomento del Turismo		6,145,600
Transferencias Varias		508,000
Operaciones Financieras		530,000
	Total del Presupuesto de funcionamiento	**17,345,100**
	Inversión	
Promoción Turística		31,137,700
	Total del Presupuesto de inversión	**31,137,700**
	TOTAL DEL PRESUPUESTO DE GASTOS	**48,482,800**

CAPÍTULO XXVIII

1.46 AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL

ARTÍCULO 121. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2011:

Ingresos Totales	33,360,200
Menos: Aumento de Reservas	
Ingresos Disponibles	33,360,200
Gastos	33,360,200

ARTÍCULO 122. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

146.0.0.0.0.00.	AUTORIDAD NACIONAL PARA LA INNOVACION GUBERNAMENTAL	33,360,200
146.1.0.0.0.00.	INGRESOS CORRIENTES	4,360,200
146.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,360,200



146.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,360,200
146.1.2.3.1.00.	GOBIERNO CENTRAL	4,360,200
146.1.2.3.1.03.	PRESIDENCIA	4,360,200
146.2.0.0.0.00.	INGRESOS DE CAPITAL	29,000,000
146.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	29,000,000
146.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	29,000,000
146.2.3.2.1.00.	GOBIERNO CENTRAL	29,000,000
146.2.3.2.1.03.	PRESIDENCIA DE LA REPÚBLICA	29,000,000

ARTÍCULO 123. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continu:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		2,521,500
Modernización de la Gestión Pública		1,838,700
	Total del Presupuesto de funcionamiento	**4,360,200**
	Inversión	
Mejoras Instalac. y Equipamiento		29,000,000
	Total del Presupuesto de inversión	**29,000,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**33,360,200**

CAPÍTULO XXIX
1.48 REGISTRO PÚBLICO DE PANAMÁ

ARTÍCULO 124. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	47,921,200
Menos: Aumento de Reservas	
Ingresos Disponibles	47,921,200
Gastos	47,921,200

ARTÍCULO 125. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

148.0.0.0.0.00.	REGISTRO PÚBLICO DE PANAMÁ	47,921,200
148.1.0.0.0.00.	INGRESOS CORRIENTES	47,762,500
148.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	40,000,000
148.1.2.4.0.00.	TASAS Y DERECHOS	38,000,000
148.1.2.4.1.00.	DERECHOS	35,000,000
148.1.2.4.1.58.	DERECHO DE REGISTRO	20,550,000



148.1.2.4.1.59.	DERECHO DE CERTIFICACIÓN	4,950,000
148.1.2.4.1.60.	DERECHO DE CALIFICACIÓN	9,500,000
148.1.2.4.2.00.	TASAS	3,000,000
148.1.2.4.2.61.	SERVICIO INTERIOR DE NAVES	2,800,000
148.1.2.4.2.62.	SERVICIO EXTERIOR DE NAVES	200,000
148.1.2.6.0.00.	INGRESOS VARIOS	2,000,000
148.1.2.6.0.99.	OTROS INGRESOS VARIOS	2,000,000
148.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	7,762,500
148.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	7,762,500
148.1.4.2.0.01.	DISPONIBLE LIBRE EN BANCO	7,762,500
148.2.0.0.0.00.	INGRESOS DE CAPITAL	158,700
148.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	158,700
148.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	158,700
148.2.3.2.8.00.	SECTOR EXTERNO	158,700
148.2.3.2.8.48.	SECTOR EXTERNO	158,700

ARTÍCULO 126. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		6,032,300
Operaciones de Registro Público		5,791,600
Archivos Nacionales		623,700
Tansferencias Varias		25,473,600
	Total del Presupuesto de funcionamiento	**37,921,200**
	Inversión	
Edificaciones		4,340,000
Equipo de Informàtica		5,660,000
	Total del Presupuesto de inversión	**10,000,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**47,921,200**

CAPÍTULO XXX
1.87 UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ

ARTÍCULO 127. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2011:

Ingresos Totales	32,036,900
Menos: Aumento de Reservas	
Ingresos Disponibles	32,036,900
Gastos	32,036,900



ARTÍCULO 128. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

187.0.0.0.0.00.	UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	32,036,900
187.1.0.0.0.00.	INGRESOS CORRIENTES	28,100,900
187.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	28,100,900
187.1.2.1.0.00.	RENTA DE ACTIVOS	454,400
187.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	454,400
187.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	54,400
187.1.2.1.3.12.	PRODUCTOS PROCESADOS	400,000
187.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	25,698,300
187.1.2.3.1.00.	GOBIERNO CENTRAL	25,698,300
187.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	25,698,300
187.1.2.4.0.00.	TASAS Y DERECHOS	1,682,900
187.1.2.4.1.00.	DERECHOS	1,627,500
187.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	19,000
187.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	427,300
187.1.2.4.1.98.	OTROS SERVICIOS DE GESTIÓN INSTIT.	1,181,200
187.1.2.4.2.00.	TASAS	55,400
187.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	9,400
187.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	46,000
187.1.2.6.0.00.	INGRESOS VARIOS	265,300
187.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	250,300
187.1.2.6.0.99.	OTROS INGRESOS VARIOS	15,000
187.2.0.0.0.00.	INGRESOS DE CAPITAL	3,936,000
187.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,136,000
187.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,136,000
187.2.3.2.1.00.	GOBIERNO CENTRAL	3,136,000
187.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	3,136,000
187.2.4.0.0.00.	SALDO EN CAJA Y BANCO	800,000
187.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	800,000
187.2.4.2.0.01.	SALDO DE CAPITAL	800,000

ARTÍCULO 129. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,818,300
Educación Superior	18,624,500
Investigación	658,100
Total del Presupuesto de funcionamiento	**28,100,900**
Inversión	
Construcción y Rehabilitación	1,339,300
Equipamiento	96,700
Investigación	2,500,000



Total del Presupuesto de inversión	**3,936,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**32,036,900**

CAPÍTULO XXXI
1.90 UNIVERSIDAD DE PANAMÁ

ARTÍCULO 130. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	171,546,200
Menos: Aumento de Reservas	
Ingresos Disponibles	171,546,200
Gastos	171,546,200

ARTÍCULO 131. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

190.0.0.0.0.00.	UNIVERSIDAD DE PANAMÁ	171,546,200
190.1.0.0.0.00.	INGRESOS CORRIENTES	164,728,400
190.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	164,728,400
190.1.2.1.0.00.	RENTA DE ACTIVOS	6,671,700
190.1.2.1.1.00.	ARRENDAMIENTOS	200,000
190.1.2.1.1.01.	ARRENDAMIENTOS	200,000
190.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	3,203,200
190.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	25,000
190.1.2.1.3.12.	PRODUCTOS PROCESADOS	1,111,000
190.1.2.1.3.98.	OTROS SERVICIOS AUTOGESTIÓN	2,042,200
190.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	25,000
190.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	3,268,500
190.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	3,268,500
190.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	140,816,400
190.1.2.3.1.00.	GOBIERNO CENTRAL	140,667,200
190.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	140,667,200
190.1.2.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	149,200
190.1.2.3.2.06.	ENTE REGULADOR DE LOS SERVICIOS PÚBLICOS	149,200
190.1.2.4.0.00.	TASAS Y DERECHOS	11,246,500
190.1.2.4.1.00.	DERECHOS	10,406,500
190.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	78,000
190.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	3,000,000
190.1.2.4.1.98.	OTROS SERVICIOS DE GESTIÓN INSTIT.	7,328,500
190.1.2.4.2.00.	TASAS	840,000
190.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	60,000
190.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	680,000
190.1.2.4.2.28.	REVÁLIDA DE TÍTULOS	100,000
190.1.2.6.0.00.	INGRESOS VARIOS	5,993,800
190.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	5,893,800
190.1.2.6.0.99.	OTROS INGRESOS VARIOS	100,000



190.2.0.0.0.00.	INGRESOS DE CAPITAL	6,817,800
190.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	6,817,800
190.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	6,817,800
190.2.3.2.1.00.	GOBIERNO CENTRAL	6,817,800
190.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	6,817,800

ARTÍCULO 132. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		52,201,554
Educación Superior.		102,055,977
Investigación		7,656,034
Extensión Cultural		2,814,135
Transferencias Varias		700
	Total del Presupuesto de funcionamiento	**164,728,400**
	Inversión	
Construcciones y Equipamiento		6,667,800
Seguimiento a Proy .de Inversión		150,000
	Total del Presupuesto de inversión	**6,817,800**
	TOTAL DEL PRESUPUESTO DE GASTOS	**171,546,200**

CAPÍTULO XXXII
1.91 UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ

ARTÍCULO 133. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	7,941,800
Menos: Aumento de Reservas	
Ingresos Disponibles	7,941,800
Gastos	7,941,800

ARTÍCULO 134. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

191.0.0.0.0.00.	UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	7,941,800
191.1.0.0.0.00.	INGRESOS CORRIENTES	7,941,800
191.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7,941,800
191.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,203,000
191.1.2.3.1.00.	GOBIERNO CENTRAL	3,103,000
191.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	3,103,000
191.1.2.3.3.00.	EMPRESAS PÚBLICAS	2,100,000
191.1.2.3.3.03.	TRANSFERENCIA CORRIENTE-AMP	2,100,000



191.1.2.4.0.00.	TASAS Y DERECHOS	2,638,800
191.1.2.4.1.00.	DERECHOS	2,638,800
191.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	2,638,800
191.1.2.6.0.00.	INGRESOS VARIOS	100,000
191.1.2.6.0.99.	OTROS INGRESOS VARIOS	100,000

ARTÍCULO 135. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección Y Adminitración General	3,276,600
Educación Superior	3,329,800
Total del Presupuesto de funcionamiento	**6,606,400**
Inversión	
Rehabilitación de Edificio	670,000
Instalación de Laboratorios/Simuladores	275,000
Equipamiento	390,400
Total del Presupuesto de inversión	**1,335,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,941,800**

CAPÍTULO XXXIII
1.93 UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS

ARTÍCULO 136. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2011:

Ingresos Totales	13,603,300
Menos: Aumento de Reservas	
Ingresos Disponibles	13,603,300
Gastos	13,603,300

ARTÍCULO 137. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

193.0.0.0.0.00.	UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	13,603,300
193.1.0.0.0.00.	INGRESOS CORRIENTES	11,768,300
193.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	11,768,300
193.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	8,710,900
193.1.2.3.1.00.	GOBIERNO CENTRAL	8,710,900
193.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	8,710,900
193.1.2.4.0.00.	TASAS Y DERECHOS	1,900,000
193.1.2.4.1.00.	DERECHOS	1,900,000
193.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	1,900,000
193.1.2.6.0.00.	INGRESOS VARIOS	1,157,400



193.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	1,142,200
193.1.2.6.0.99.	OTROS INGRESOS VARIOS	15,200
193.2.0.0.0.00.	INGRESOS DE CAPITAL	1,835,000
193.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,835,000
193.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,835,000
193.2.3.2.1.00.	GOBIERNO CENTRAL	1,835,000
193.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	1,835,000

ARTÍCULO 138. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,726,000
Educación Superior	7,042,300
Total del Presupuesto de funcionamiento	**11,768,300**
Inversión	
Remodelaciones	460,000
Construcciones	1,000,000
Equipam. de Labora. y Clínica Interdisc.	375,000
Total del Presupuesto de inversión	**1,835,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**13,603,300**

CAPÍTULO XXXIV
1.95 UNIVERSIDAD TECNOLÓGICA DE PANAMÁ

ARTÍCULO 139. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	62,385,000
Menos: Aumento de Reservas	
Ingresos Disponibles	62,385,000
Gastos	62,385,000

ARTÍCULO 140. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

195.0.0.0.0.00.	UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	62,385,000
195.1.0.0.0.00.	INGRESOS CORRIENTES	56,885,000
195.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	56,885,000
195.1.2.1.0.00.	RENTA DE ACTIVOS	5,162,300
195.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	5,162,300
195.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	602,000



195.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	4,560,300
195.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	48,233,300
195.1.2.3.1.00.	GOBIERNO CENTRAL	48,233,300
195.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	48,233,300
195.1.2.4.0.00.	TASAS Y DERECHOS	2,803,000
195.1.2.4.1.00.	DERECHOS	2,487,000
195.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	2,447,000
195.1.2.4.1.99.	OTROS - BIBLIOTECA	40,000
195.1.2.4.2.00.	TASAS	316,000
195.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	316,000
195.1.2.6.0.00.	INGRESOS VARIOS	686,400
195.1.2.6.0.99.	OTROS INGRESOS VARIOS	686,400
195.2.0.0.0.00.	INGRESOS DE CAPITAL	5,500,000
195.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	5,500,000
195.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	5,500,000
195.2.3.2.1.00.	GOBIERNO CENTRAL	5,500,000
195.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	5,500,000

ARTÍCULO 141. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		14,670,554
Educación Superior Tecnológica		35,969,406
Investigación, Post-Grado y Extensión		6,245,040
	Total del Presupuesto de funcionamiento	**56,885,000**
	Inversión	
Construcciones Educativas		4,274,500
Mobiliario, Libros y Equipo Educacional		1,225,500
	Total del Presupuesto de inversión	**5,500,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**62,385,000**

CAPÍTULO XXXV
1.97 ZONA FRANCA DE BARÚ

ARTÍCULO 142. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2011:

Ingresos Totales	410,000
Menos: Aumento de Reservas	
Ingresos Disponibles	410,000
Gastos	410,000



ARTÍCULO 143. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

197.0.0.0.0.00.	ZONA FRANCA DE BARÚ	410,000
197.1.0.0.0.00.	INGRESOS CORRIENTES	410,000
197.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	410,100
197.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	377,100
197.1.2.3.1.00.	GOBIERNO CENTRAL	377,100
197.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	377,100
197.1.2.4.0.00.	TASAS Y DERECHOS	32,900
197.1.2.4.2.00.	TASAS	32,900
197.1.2.4.2.43.	CLAVES DE OPERACIÓN	30,800
197.1.2.4.2.45.	EXPEDICIÓN DE DOCUMENTO	2,100
197.1.2.6.0.00.	INGRESOS VARIOS	100
197.1.2.6.0.99.	OTROS INGRESOS VARIOS	100
197.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	-100
197.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	-100
197.1.4.2.0.01.	DISPONIBLE LIBRE EN BANCO	-100

ARTÍCULO 144. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2011 cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		410,000
	Total del Presupuesto de funcionamiento	**410,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**410,000**



TÍTULO IV
PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

ARTÍCULO 145. Apruébase los presupuestos de las Empresas Públicas para la vigencia fiscal de 2011 cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	**833,772,800**	**191,141,600**	**1,024,914,400**	**725,600,300**	**299,314,100**	**1,024,914,400**
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	99,232,100	52,807,300	152,039,400	75,866,700	76,172,700	152,039,400
AUTORIDAD MARÍTIMA DE PANAMÁ	364,500,000	0	164,500,000	150,608,600	13,891,400	164,500,000
BINGOS NACIONALES	1,034,000	0	1,034,000	1,018,000	16,000	1,034,000
AUTORIDAD AERONÁUTICA CIVIL	30,500,000	40,115,000	70,615,000	23,143,800	47,471,200	70,615,000
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	139,255,000	51,000,000	190,255,000	113,542,600	76,712,400	190,255,000
INSTITUTO DE MERCADEO AGROPECUARIO	6,155,800	2,550,000	8,705,800	5,290,600	3,415,200	8,705,800
EMPRESA DE GENERACION ELÉCTRICA S.A.	35,410,700	0	35,410,700	35,281,700	129,000	35,410,700
EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	75,165,400	13,048,000	88,213,400	42,020,800	46,192,600	88,213,400
LOTERÍA NACIONAL DE BENEFICENCIA	183,492,100	0	183,492,100	176,878,300	6,613,800	183,492,100
ZONA LIBRE DE COLÓN	90,800,000	21,442,500	112,242,500	93,803,900	18,438,600	112,242,500
AGENCIA DEL ÁREA PANAMÁ PACÍFICO	8,227,700	10,178,800	18,406,500	8,145,300	10,261,200	18,406,500

ARTÍCULO 146. Apruébase los gastos corrientes de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2011, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIO	INTERESES DE LA DEUDA	TOTAL
TOTAL	**387,812,900**	**64,793,100**	**252,602,900**	**6,600,000**	**13,791,400**	**725,600,300**
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	36,502,100	26,864,100	0	4,500,000	8,000,500	75,866,700
AUTORIDAD MARÍTIMA DE PANAMÁ	44,569,800	10,007,100	93,500,000	2,100,000	431,700	150,608,600
BINGOS NACIONALES	984,000	34,000	0	0	0	1,018,000
AUTORIDAD AERONÁUTICA CIVIL	20,969,500	1,501,200	0	0	673,100	23,143,800
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	112,349,600	852,100	0	0	340,900	113,542,600
INSTITUTO DE MERCADEO AGROPECUARIO	5,111,800	167,500	0	0	11,300	5,290,600
EMPRESA DE GENERACION ELÉCTRICA S.A.	33,049,700	2,232,000	0	0	0	35,281,700
EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	25,643,300	13,299,200	0	0	3,078,300	42,020,800
LOTERÍA NACIONAL DE BENEFICENCIA	88,506,700	4,371,500	84,000,100	0	0	176,878,300
ZONA LIBRE DE COLÓN	13,409,000	4,036,500	75,102,800	0	1,255,600	93,803,900
AGENCIA DEL ÁREA PANAMÁ PACÍFICO	6,717,400	1,427,900	0	0	0	8,145,300



1/ Aporte al fisco incluye impuestos

ARTÍCULO 147. Apruébanse los gastos de capital de los Presupuestos de las Empresas Públicas para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
TOTAL	**275,239,400**	**2,568,300**	**0**	**21,506,400**	**299,314,100**
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	71,467,300	705,400	0	4,000,000	76,172,700
AUTORIDAD MARÍTIMA DE PANAMÁ	11,696,800	0	0	2,194,600	13,891,400
BINGOS NACIONALES	0	16,000	0	0	16,000
AUTORIDAD AERONÁUTICA CIVIL	45,720,400	435,000	0	1,315,800	47,471,200
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	74,257,400	430,000	0	2,025,000	76,712,400
INSTITUTO DE MERCADEO AGROPECUARIO	2,950,000	364,400	0	100,800	3,415,200
EMPRESA DE GENERACION ELÉCTRICA S.A.	0	129,000	0	0	129,000
EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	39,560,400	45,000	0	6,587,200	46,192,600
LOTERÍA NACIONAL DE BENEFICENCIA	6,414,100	199,700	0	0	6,613,800
ZONA LIBRE DE COLÓN	12,994,200	161,400	0	5,283,000	18,438,600
AGENCIA DEL ÁREA PANAMÁ PACÍFICO	10,178,800	82,400	0	0	10,261,200

CAPÍTULO II

2.02 AEROPUERTO INTERNACIONAL TOCUMEN, S.A.

ARTÍCULO 148. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2011:

Ingresos Totales	152,039,400
Menos: Aumento de Reservas	
Ingresos Disponibles	152,039,400
Gastos	152,039,400

ARTÍCULO 149. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

202.0.0.0.0.00.	AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.	152,039,400
202.1.0.0.0.00.	INGRESOS CORRIENTES	99,232,100
202.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	99,232,100
202.1.2.1.0.00.	RENTA DE ACTIVOS	24,716,200
202.1.2.1.1.00.	ARRENDAMIENTOS	5,579,800
202.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	5,579,800
202.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	4,529,400



202.1.2.1.3.04.	VENTA DE ENERGÍA	2,420,600
202.1.2.1.3.07.	AGUA	31,400
202.1.2.1.3.11.	COMBUSTIBLE	2,077,400
202.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	14,607,000
202.1.2.1.4.03.	SERVICIOS TELÉFONICOS Y CABLEGRÁFICOS	5,500
202.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	8,567,200
202.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	284,300
202.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	5,317,400
202.1.2.1.4.17.	MOVILIZACIÓN DE CARGA (PROY.ARENERO)	432,600
202.1.2.4.0.00.	TASAS Y DERECHOS	73,461,400
202.1.2.4.1.00.	DERECHOS	73,461,400
202.1.2.4.1.17.	USO DE AEROPUERTOS	49,455,900
202.1.2.4.1.34.	ESTACIONAMIENTO PÚBLICO Y ESTAC	1,385,500
202.1.2.4.1.45.	OTRAS CONCESIONES	22,620,000
202.1.2.6.0.00.	INGRESOS VARIOS	1,054,500
202.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	450,000
202.1.2.6.0.99.	OTROS INGRESOS VARIOS	604,500
202.2.0.0.0.00.	INGRESOS DE CAPITAL	52,807,300
202.2.2.0.0.00.	RECURSOS DEL CRÉDITO	38,757,300
202.2.2.1.0.00.	CRÉDITO INTERNO	38,757,300
202.2.2.1.4.00.	PRÉSTAMOS	38,757,300
202.2.2.1.4.10.	BNP- PARIBAS	38,757,300
202.2.4.0.0.00.	SALDO EN CAJA Y BANCO	14,050,000
202.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	14,050,000
202.2.4.2.0.01.	SALDO DE CAPITAL	14,050,000

ARTÍCULO 150. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		52,438,900
Operaciones Aeroportuarias		28,133,200
	Total del Presupuesto de funcionamiento	**80,572,100**
	Inversión	
Ampliación y Remodelación		32,710,000
Plan de Expansión		38,757,300
	Total del Presupuesto de inversión	**71,467,300**
	TOTAL DEL PRESUPUESTO DE GASTOS	**152,039,400**

CAPÍTULO III

2.03 AUTORIDAD MARÍTIMA DE PANAMÁ

ARTÍCULO 151. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2011:



Ingresos Totales	164,500,000
Menos: Aumento de Reservas	
Ingresos Disponibles	164,500,000
Gastos	164,500,000

ARTÍCULO 152. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

203.0.0.0.0.00.	AUTORIDAD MARÍTIMA DE PANAMÁ	164,500,000
203.1.0.0.0.00.	INGRESOS CORRIENTES	164,500,000
203.1.1.0.0.00.	INGRESOS TRIBUTARIOS	34,242,702
203.1.1.1.0.00.	IMPUESTOS DIRECTOS	34,242,702
203.1.1.1.2.00.	SOBRE LA PROPIEDAD Y PATRIMONIO	34,242,702
203.1.1.1.2.03.	IMPUESTOS DE NAVES	34,242,702
203.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	130,257,298
203.1.2.1.0.00.	RENTA DE ACTIVOS	38,378,000
203.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	38,378,000
203.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	27,878,000
203.1.2.1.4.17.	MOVILIZACIÓN DE CARGA (PROY.ARENERO)	10,500,000
203.1.2.4.0.00.	TASAS Y DERECHOS	88,134,887
203.1.2.4.1.00.	DERECHOS	26,710,750
203.1.2.4.1.06.	ABANDERAMIENTO DE NAVES	3,410,350
203.1.2.4.1.44.	CONCESIONES EN ÁREAS PORTUARIAS	23,300,400
203.1.2.4.2.00.	TASAS	61,424,137
203.1.2.4.2.07.	FAROS Y BOYAS	5,000,000
203.1.2.4.2.08.	RECAUDOS CONSULARES	7,701,000
203.1.2.4.2.13.	DOCUMENTACIÓN DE NAVES	5,949,600
203.1.2.4.2.55.	ARQUEO Y AVALUO DE NAVES	100,000
203.1.2.4.2.56.	INVESTIGACIÓN DE ACCIDENTES	4,861,000
203.1.2.4.2.57.	CERTIFICACIÓN DE COMPETENCIA	21,000,000
203.1.2.4.2.58.	3% DE NAVES ACCIDENTADAS	5,610,487
203.1.2.4.2.59.	INSPECCIÓN DE NAVES	10,802,050
203.1.2.4.2.60.	EXÁMENES A OFICIALES MARINOS	400,000
203.1.2.6.0.00.	INGRESOS VARIOS	3,744,411
203.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	744,411
203.1.2.6.0.50.	INGRESOS VARIOS NAVES	1,500,000
203.1.2.6.0.51.	INGRESOS VARIOS CONSULARES	1,500,000

ARTÍCULO 153. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	20,397,400
Servicios de la Act. Marítima	25,908,200
Servicios Portuarios	6,989,800



Transferencias	95,600,000
Terminales de Combustibles	3,907,800
Total del Presupuesto de funcionamiento	**152,803,200**
Inversión	
Adquisición de Equipo y Consultorías	5,846,800
Puertos	5,380,000
Eq. Estudios y Evaluaciones en Puertos	470,000
Total del Presupuesto de inversión	**11,696,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**164,500,000**

CAPÍTULO IV

2.08 BINGOS NACIONALES

ARTÍCULO 154. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de los BINGOS NACIONALES para la vigencia fiscal de 2011:

Ingresos Totales	1,034,000
Menos: Aumento de Reservas	
Ingresos Disponibles	1,034,000
Gastos	1,034,000

ARTÍCULO 155. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

208.0.0.0.0.00.	BINGOS NACIONALES	1,034,000
208.1.0.0.0.00.	INGRESOS CORRIENTES	1,034,000
208.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,034,000
208.1.2.1.0.00.	RENTA DE ACTIVOS	1,034,000
208.1.2.1.1.00.	ARRENDAMIENTOS	62,000
208.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	62,000
208.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	972,000
208.1.2.1.5.05.	VENTA DE FORMULARIOS Y FICHAS	972,000

ARTÍCULO 156. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de los BINGOS NACIONALES para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	177,500
Administración de Bingos	856,500
Total del Presupuesto de funcionamiento	**1,034,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,034,000**



CAPÍTULO V

2.38 AUTORIDAD AERONÁUTICA CIVIL

ARTÍCULO 157. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de los AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2011:

Ingresos Totales	70,615,000
Menos: Aumento de Reservas	
Ingresos Disponibles	70,615,000
Gastos	70,615,000

ARTÍCULO 158. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

238.0.0.0.0.00.	AUTORIDAD AERONÁUTICA CIVIL	70,615,000
238.1.0.0.0.00.	INGRESOS CORRIENTES	30,500,000
238.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	30,500,000
238.1.2.1.0.00.	RENTA DE ACTIVOS	16,420,000
238.1.2.1.1.00.	ARRENDAMIENTOS	1,000,000
238.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	1,000,000
238.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	60,000
238.1.2.1.3.11.	COMBUSTIBLE	60,000
238.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	15,360,000
238.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	780,000
238.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	230,000
238.1.2.1.4.18.	SER. DE PROTECCIÓN AL VUELO	14,350,000
238.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	10,500,000
238.1.2.3.1.00.	GOBIERNO CENTRAL	6,000,000
238.1.2.3.1.17.	MINISTERIO DE GOBIERNO	6,000,000
238.1.2.3.3.00.	EMPRESAS PÚBLICAS	4,500,000
238.1.2.3.3.02.	AERO. INTENAL. TOCUMEN. S.A.	4,500,000
238.1.2.4.0.00.	TASAS Y DERECHOS	2,450,000
238.1.2.4.1.00.	DERECHOS	2,450,000
238.1.2.4.1.17.	USO DE AEROPUERTOS	1,700,000
238.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	750,000
238.1.2.6.0.00.	INGRESOS VARIOS	1,130,000
238.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	50,000
238.1.2.6.0.10.	VIGENCIAS EXPIRADAS	650,000
238.1.2.6.0.99.	OTROS INGRESOS VARIOS	430,000
238.2.0.0.0.00.	INGRESOS DE CAPITAL	40,115,000
238.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	40,115,000
238.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	40,115,000
238.2.3.2.1.00.	GOBIERNO CENTRAL	40,115,000
238.2.3.2.1.17.	MINISTERIO DE GOBIERNO	40,115,000



ARTÍCULO 159. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de los AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		12,074,088
Servicios Aeronáuticos		5,662,996
Operación de Aeropuertos		3,975,616
Transferencias Varias		1,193,000
Operaciones Financieras		1,988,900
	Total del Presupuesto de funcionamiento	**24,894,600**
	Inversión	
Adquisición y Rehabilitación de Equipo		1,465,000
Rehabil. y Mantenim. Aeroportuario		44,255,400
	Total del Presupuesto de inversión	**45,720,400**
	TOTAL DEL PRESUPUESTO DE GASTOS	**70,615,000**

CAPÍTULO VI

2.66 INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES

ARTÍCULO 160. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2011:

Ingresos Totales	190,255,000
Menos: Aumento de Reservas	
Ingresos Disponibles	190,255,000
Gastos	190,255,000

ARTÍCULO 161. El detalle del presupuesto de ingresos aprobado en el artículo anterior, es el que a continuación se indica:

266.0.0.0.0.00.	INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	190,255,000
266.1.0.0.0.00.	INGRESOS CORRIENTES	139,255,000
266.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	139,255,000
266.1.2.1.0.00.	RENTA DE ACTIVOS	89,179,000
266.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	89,179,000
266.1.2.1.3.07.	AGUA	89,179,000
266.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	10,000,000
266.1.2.3.1.00.	GOBIERNO CENTRAL	10,000,000
266.1.2.3.1.12.	MINISTERIO DE SALUD	10,000,000
266.1.2.4.0.00.	TASAS Y DERECHOS	12,000,000
266.1.2.4.1.00.	DERECHOS	12,000,000
266.1.2.4.1.19.	SERVICIO DE ALCANTARILLADO	12,000,000
266.1.2.5.0.00.	CONTRIBUCIÓN DE MEJORAS	2,000,000



266.1.2.5.0.01.	TASA DE VALORIZACIÓN	2,000,000
266.1.2.6.0.00.	INGRESOS VARIOS	26,076,000
266.1.2.6.0.10.	VIGENCIAS EXPIRADAS	20,476,000
266.1.2.6.0.99.	OTROS INGRESOS VARIOS	5,600,000
266.2.0.0.0.00.	INGRESOS DE CAPITAL	51,000,000
266.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	51,000,000
266.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	51,000,000
266.2.3.2.1.00.	GOBIERNO CENTRAL	51,000,000
266.2.3.2.1.12.	MINISTERIO DE SALUD	51,000,000

ARTÍCULO 162. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	14,619,100
Dotación de Agua y Alcant. Sanitario	83,368,900
Comercialización	1,570,400
Servicios Regionales	14,073,300
Operaciones Financieras	2,365,900
Total del Presupuesto de funcionamiento	**115,997,600**
Inversión	
Desarrollo del Sistema de Agua	57,663,500
Desarrollo Sist. Alcantarillado	11,450,000
Inversiones Complementarias	5,143,900
Total del Presupuesto de inversión	**74,257,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**190,255,000**

CAPÍTULO VII

2.70 INSTITUTO DE MERCADEO AGROPECUARIO

ARTÍCULO 163. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2011:

Ingresos Totales	8,705,800
Menos: Aumento de Reservas	
Ingresos Disponibles	8,705,800
Gastos	8,705,800

ARTÍCULO 164. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

270.0.0.0.0.00.	INSTITUTO DE MERCADEO AGROPECUARIO	8,705,800



270.1.0.0.0.00.	INGRESOS CORRIENTES	6,155,800
270.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,155,800
270.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,220,700
270.1.2.3.1.00.	GOBIERNO CENTRAL	5,220,700
270.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	5,220,700
270.1.2.6.0.00.	INGRESOS VARIOS	935,100
270.1.2.6.0.99.	OTROS INGRESOS VARIOS	935,100
270.2.0.0.0.00.	INGRESOS DE CAPITAL	2,550,000
270.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,550,000
270.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,550,000
270.2.3.2.1.00.	GOBIERNO CENTRAL	2,550,000
270.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	2,550,000

ARTÍCULO 165. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		2,573,389
Apoyo a la Comercialización		3,070,311
Operaciones Financieras		112,100
	Total del Presupuesto de funcionamiento	**5,755,800**
	Inversión	
Comercialización		400,000
Modernizacion Serv. Agropecuarios		2,550,000
	Total del Presupuesto de inversión	**2,950,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**8,705,800**

CAPÍTULO VIII

2.73 EMPRESA DE GENERACIÓN ELÉCTRICA , S.A.

ARTÍCULO 166. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA S.A. para la vigencia fiscal de 2011:

Ingresos Totales	35,410,700
Menos: Aumento de Reservas	
Ingresos Disponibles	35,410,700
Gastos	35,410,700

ARTÍCULO 167. El detalle del presupuesto de ingresos aprobado en el artículo anterior que a continuación se indica:

273.0.0.0.0.00.	EMPRESA DE GENERACION ELÉCTRICA S.A.	35,410,700
273.1.0.0.0.00.	INGRESOS CORRIENTES	35,410,700



273.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	33,410,700
273.1.2.1.0.00.	RENTA DE ACTIVOS	3,639,700
273.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	3,639,700
273.1.2.1.3.04.	VENTA DE ENERGÍA	3,639,700
273.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	29,771,000
273.1.2.3.1.00.	GOBIERNO CENTRAL	29,771,000
273.1.2.3.1.16.	TRANSFERENCIA CORRIENTE MEF	29,771,000
273.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	2,000,000
273.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	2,000,000
273.1.4.2.0.01.	SALDO CORRIENTE	2,000,000

ARTÍCULO 168. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del EMPRESA DE GENERACIÓN ELÉCTRICA S.A. para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	33,285,700
Transferencias Varias	2,125,000
Total del Presupuesto de funcionamiento	**35,410,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**35,410,700**

CAPÍTULO IX

2.78 EMPRESA DE TRANSMISIÓN ELÉCTRICA , S.A.

ARTÍCULO 169. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2011:

Ingresos Totales	88,213,400
Menos: Aumento de Reservas	
Ingresos Disponibles	88,213,400
Gastos	88,213,400

ARTÍCULO 170. El detalle del presupuesto de ingresos aprobado en el artículo anterior que a continuación se indica:

278.0.0.0.0.00.	EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	88,213,400
278.1.0.0.0.00.	INGRESOS CORRIENTES	75,165,400
278.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	75,065,400
278.1.2.4.0.00.	TASAS Y DERECHOS	72,065,400
278.1.2.4.2.00.	TASAS	72,065,400
278.1.2.4.2.65.	PEAJE POR TRANSMISIÓN DE ENERGÍA	72,065,400
278.1.2.6.0.00.	INGRESOS VARIOS	3,000,000
278.1.2.6.0.99.	OTROS INGRESOS VARIOS	3,000,000
278.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	100,000



278.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	100,000
278.1.3.2.0.23.	A EMPRESAS	100,000
278.2.0.0.0.00.	INGRESOS DE CAPITAL	13,048,000
278.2.2.0.0.00.	RECURSOS DEL CRÉDITO	11,238,000
278.2.2.2.0.00.	CRÉDITO EXTERNO	11,238,000
278.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	11,238,000
278.2.2.2.1.31.	B.I.D-2024 OC/PN	11,238,000
278.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,810,000
278.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,810,000
278.2.3.2.1.00.	GOBIERNO CENTRAL	1,810,000
278.2.3.2.1.16.	MEF	1,810,000

ARTÍCULO 171. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		25,679,700
Operación Integrada		13,307,800
Operaciones Financieras		9,665,500
	Total del Presupuesto de funcionamiento	**48,653,000**
	Inversión	
Transmision		33,356,800
Fortalec. de Otras Inv. de Etesa		6,203,600
	Total del Presupuesto de inversión	**39,560,400**
	TOTAL DEL PRESUPUESTO DE GASTOS	**88,213,400**

CAPÍTULO X

2.82 LOTERÍA NACIONAL DE BENEFICENCIA

ARTÍCULO 172. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2011:

Ingresos Totales	183,492,100
Menos: Aumento de Reservas	
Ingresos Disponibles	183,492,100
Gastos	183,492,100

ARTÍCULO 173. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

282.0.0.0.0.00.	LOTERÍA NACIONAL DE BENEFICENCIA	183,492,100
282.1.0.0.0.00.	INGRESOS CORRIENTES	183,492,100



282.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	183,492,100
282.1.2.1.0.00.	RENTA DE ACTIVOS	183,393,100
282.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	183,393,100
282.1.2.1.5.01.	EMISIONES DE BILLETES DE LOTERÍA	134,425,000
282.1.2.1.5.04.	PREMIOS DEVUELTOS Y CADUCADOS	48,968,100
282.1.2.6.0.00.	INGRESOS VARIOS	99,000
282.1.2.6.0.99.	OTROS INGRESOS VARIOS	99,000

ARTÍCULO 174. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	16,876,054
Administración de Billetes	72,170,346
Transferencias	88,031,600
Total del Presupuesto de funcionamiento	**177,078,000**
Inversión	
Infraestructura	1,700,000
Equipamiento	4,714,100
Total del Presupuesto de inversión	**6,414,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**183,492,100**

CAPÍTULO XI

2.96 ZONA LIBRE DE COLÓN

ARTÍCULO 175. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2011:

Ingresos Totales	112,242,500
Menos: Aumento de Reservas	
Ingresos Disponibles	112,242,500
Gastos	112,242,500

ARTÍCULO 176. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

296.0.0.0.0.00.	ZONA LIBRE DE COLÓN	112,242,500
296.1.0.0.0.00.	INGRESOS CORRIENTES	90,800,000
296.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	90,638,000
296.1.2.1.0.00.	RENTA DE ACTIVOS	68,420,000
296.1.2.1.1.00.	ARRENDAMIENTOS	33,612,000
296.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	9,000,000



296.1.2.1.1.02.	DE LOTES Y TIERRAS	24,612,000
296.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	16,560,000
296.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	16,560,000
296.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	18,248,000
296.1.2.1.4.02.	ASEO Y RECOLECCIÓN DE BASURA	1,248,000
296.1.2.1.4.06.	SERVICIO DE ALMACENAJE	17,000,000
296.1.2.4.0.00.	TASAS Y DERECHOS	21,858,000
296.1.2.4.2.00.	TASAS	21,858,000
296.1.2.4.2.21.	REFRENDO DE DOCUMENTOS	216,000
296.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	468,000
296.1.2.4.2.45.	EXPEDICIÓN DE DOCUMENTO	2,484,000
296.1.2.4.2.51.	TASA DE SEGURIDAD Y VIGILANCIA	4,440,000
296.1.2.4.2.99.	OTRAS TASAS	14,250,000
296.1.2.6.0.00.	INGRESOS VARIOS	360,000
296.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	240,000
296.1.2.6.0.99.	OTROS INGRESOS VARIOS	120,000
296.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	162,000
296.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	162,000
296.1.3.2.0.21.	POR GOBIERNO CENTRAL	162,000
296.2.0.0.0.00.	INGRESOS DE CAPITAL	21,442,500
296.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	21,442,500
296.2.1.1.0.00.	VENTA DE ACTIVOS	21,442,500
296.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	21,442,500
296.2.1.1.1.02.	EDIFICIOS	21,442,500

ARTÍCULO 177. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		10,224,100
Comercialización y Desarrollo		3,830,800
Transferencias Varias		78,654,800
Operaciones Financieras		6,538,600
	Total del Presupuesto de funcionamiento	**99,248,300**
	Inversión	
Inversiones Estratégicas de Zona Libre		12,994,200
	Total del Presupuesto de inversión	**12,994,200**
	TOTAL DEL PRESUPUESTO DE GASTOS	**112,242,500**

CAPÍTULO XII

2.97 AGENCIA DEL ÁREA PANAMÁ PACÍFICO

ARTÍCULO 178. Para la ejecución de los programas de funcionamiento e inversión apruébase el



presupuesto de ingresos y gastos de la AGENCIA DEL ÁREA PANAMÁ PACÍFICO para la vigencia fiscal de 2011:

Ingresos Totales	18,406,500
Menos: Aumento de Reservas	
Ingresos Disponibles	18,406,500
Gastos	18,406,500

ARTÍCULO 179. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

297.0.0.0.0.00.	AGENCIA DEL AREA PANAMA PACÍFICO	18,406,500
297.1.0.0.0.00.	INGRESOS CORRIENTES	8,227,700
297.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,227,700
297.1.2.1.0.00.	RENTA DE ACTIVOS	963,000
297.1.2.1.1.00.	ARRENDAMIENTOS	963,000
297.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	316,400
297.1.2.1.1.02.	DE LOTES Y TIERRAS	646,600
297.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	7,014,700
297.1.2.3.1.00.	GOBIERNO CENTRAL	7,014,700
297.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	7,014,700
297.1.2.6.0.00.	INGRESOS VARIOS	250,000
297.1.2.6.0.99.	OTROS INGRESOS VARIOS	250,000
297.2.0.0.0.00.	INGRESOS DE CAPITAL	10,178,800
297.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	2,378,800
297.2.1.1.0.00.	VENTA DE ACTIVOS	2,378,800
297.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	2,378,800
297.2.1.1.1.01.	TERRENOS	2,378,800
297.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	7,800,000
297.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	7,800,000
297.2.3.2.1.00.	GOBIERNO CENTRAL	7,800,000
297.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	7,800,000

ARTÍCULO 180. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AGENCIA DEL ÁREA PANAMÁ PACÍFICO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		3,679,380
Desarrollo del Area Panamá Pacífico		4,548,320
	Total del Presupuesto de funcionamiento	**8,227,700**
	Inversión	
Desarrollo de Infraestructura		10,178,800
	Total del Presupuesto de inversión	**10,178,800**
	TOTAL DEL PRESUPUESTO DE GASTOS	**18,406,500**



TÍTULO V

PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

ARTÍCULO 181. Apruébase los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2011, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas :

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	462,605,800	1,597,042,900	2,059,648,700	393,586,300	1,666,062,400	2,059,648,700
SUPERINTENDENCIA DE BANCOS	12,315,000	0	12,315,000	11,586,100	728,900	12,315,000
BANCO DE DESARROLLO AGROPECUARIO	36,900,000	43,200,000	80,100,000	13,287,000	66,813,000	80,100,000
BANCO HIPOTECARIO NACIONAL	6,072,400	14,327,800	20,400,200	11,081,800	9,318,400	20,400,200
BANCO NACIONAL DE PANAMÁ	273,985,700	1,191,135,700	1,465,121,400	253,338,300	1,211,783,100	1,465,121,400
CAJA DE AHORROS	121,565,600	347,935,400	469,501,000	95,739,100	373,761,900	469,501,000
COMISIÓN NACIONAL DE VALORES	3,721,400	0	3,721,400	3,593,900	127,500	3,721,400
INSTITUTO DE SEGURO AGROPECUARIO	8,045,700	444,000	8,489,700	4,960,100	3,529,600	8,489,700

ARTÍCULO 182. Apruébase los gastos corrientes de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2011, cuya composición se expresa a continuación en Balboas :

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACION CORRIENTES	TRANSFERENCIAS CORRIENTES	APORTES AL FISCO	SUBSIDIO	INTERESES DE LA DEUDA	TOTAL
TOTAL	288,328,700	98,453,700	0	0	6,803,900	393,586,300
SUPERINTENDENCIA DE BANCOS	11,111,600	474,500	0	0	0	11,586,100
BANCO DE DESARROLLO AGROPECUARIO	12,252,000	221,000	0	0	814,000	13,287,000
BANCO HIPOTECARIO NACIONAL	7,781,500	158,600	0	0	3,141,700	11,081,800
BANCO NACIONAL DE PANAMÁ	158,828,900	94,495,700	0	0	13,700	253,338,300
CAJA DE AHORROS	91,871,700	1,032,900	0	0	2,834,500	95,739,100
COMISIÓN NACIONAL DE VALORES	3,485,400	108,500	0	0	0	3,593,900
INSTITUTO DE SEGURO AGROPECUARIO	2,997,600	1,962,500	0	0	0	4,960,100



ARTÍCULO 183. Apruébase los gastos de capital de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
TOTAL	**1,637,700,000**	**15,332,600**	**0**	**13,029,800**	**1,666,062,400**
SUPERINTENDENCIA DE BANCOS	0	728,900	0	0	728,900
BANCO DE DESARROLLO AGROPECUARIO	55,324,000	150,000	0	11,339,000	66,813,000
BANCO HIPOTECARIO NACIONAL	7,518,900	270,100	0	1,529,400	9,318,400
BANCO NACIONAL DE PANAMÁ	1,210,106,400	1,515,300	0	161,400	1,211,783,100
CAJA DE AHORROS	361,291,000	12,470,900	0	0	373,761,900
COMISIÓN NACIONAL DE VALORES	0	127,500	0	0	127,500
INSTITUTO DE SEGURO AGROPECUARIO	3,459,700	69,900	0	0	3,529,600

CAPÍTULO II

3.10 SUPERINTENDENCIA DE BANCOS

ARTÍCULO 184. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2011:

Ingresos Totales	12,315,000
Menos: Aumento de Reservas	
Ingresos Disponibles	12,315,000
Gastos	12,315,000

ARTÍCULO 185. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

310.0.0.0.0.00.	SUPERINTENDENCIA DE BANCOS	12,315,000
310.1.0.0.0.00.	INGRESOS CORRIENTES	12,315,000
310.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	11,212,400
310.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,474,900
310.1.2.3.7.00.	SECTOR PRIVADO	1,474,900
310.1.2.3.7.02.	FECI	1,474,900
310.1.2.4.0.00.	TASAS Y DERECHOS	9,472,000
310.1.2.4.2.00.	TASAS	9,472,000
310.1.2.4.2.15.	INSPECCIONES Y AVALÚOS	6,020,200
310.1.2.4.2.50.	TASA DE REGULACIÓN BANCARIA	3,451,800
310.1.2.6.0.00.	INGRESOS VARIOS	265,500



310.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	50,000
310.1.2.6.0.26.	INGRESOS VARIOS	115,500
310.1.2.6.0.99.	OTROS INGRESOS VARIOS	100,000
310.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	10,000
310.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	10,000
310.1.3.1.0.12.	INSTITUCIONES DESCENTRALIZADAS	10,000
310.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	1,092,600
310.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,092,600
310.1.4.2.0.01.	SALDO CORRIENTE	1,092,600

ARTÍCULO 186. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,435,520
Desarrollo y Regulación Bancaria	6,879,480
Total del Presupuesto de funcionamiento	**12,315,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**12,315,000**

CAPÍTULO III
3.15 BANCO DE DESARROLLO AGROPECUARIO

ARTÍCULO 187. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2011:

Ingresos	80,100,000
Menos: Aumento de Reservas	
Ingresos Disponibles	80,100,000
Gastos	80,100,000

ARTÍCULO 188. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

315.0.0.0.0.00.	BANCO DE DESARROLLO AGROPECUARIO	80,100,000
315.1.0.0.0.00.	INGRESOS CORRIENTES	36,900,000
315.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	25,900,000
315.1.2.1.0.00.	RENTA DE ACTIVOS	10,000
315.1.2.1.1.00.	ARRENDAMIENTOS	10,000
315.1.2.1.1.01.	ARRENDAMIENTOS	10,000
315.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	25,000,000
315.1.2.3.7.00.	SECTOR PRIVADO	25,000,000



315.1.2.3.7.02.	FECI	25,000,000
315.1.2.4.0.00.	TASAS Y DERECHOS	890,000
315.1.2.4.2.00.	TASAS	890,000
315.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	890,000
315.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	11,000,000
315.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	11,000,000
315.1.3.1.0.17.	A SECTOR PRIVADO	11,000,000
315.2.0.0.0.00.	INGRESOS DE CAPITAL	43,200,000
315.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	36,500,000
315.2.1.1.0.00.	VENTA DE ACTIVOS	3,100,000
315.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	3,100,000
315.2.1.1.1.03.	OTRAS INSTALACIONES	3,100,000
315.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	33,400,000
315.2.1.3.7.00.	SECTOR PRIVADO	33,400,000
315.2.1.3.7.01.	PRÉSTAMOS AGROPECUARIOS	33,400,000
315.2.2.0.0.00.	RECURSOS DEL CRÉDITO	4,200,000
315.2.2.1.0.00.	CRÉDITO INTERNO	4,200,000
315.2.2.1.4.00.	PRÉSTAMOS	4,200,000
315.2.2.1.4.01.	GOBIERNO CENTRAL (BDA-CBN)	4,200,000
315.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,500,000
315.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,500,000
315.2.3.2.1.00.	GOBIERNO CENTRAL	2,500,000
315.2.3.2.1.10.	GOBIERNO CENTRAL (MIDA)	2,500,000

ARTÍCULO 189. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,250,700
Servicio de Crédito Agropecuario	5,372,300
Operaciones Financieras	12,153,000
Total del Presupuesto de funcionamiento	**24,776,000**
Inversión	
Crédito Agropecuario	48,362,500
Equipamiento	3,324,000
Rehabilitación de Sucursales	1,137,500
Prog.Espec.Crédito Contingente	2,500,000
Total del Presupuesto de inversión	**55,324,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**80,100,000**

CAPÍTULO IV

3.30 BANCO HIPOTECARIO NACIONAL

ARTÍCULO 190. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2011:



Ingresos Totales	20,400,200
Menos: Aumento de Reservas	
Ingresos Disponibles	20,400,200
Gastos	20,400,200

ARTÍCULO 191. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

330.0.0.0.0.00.	BANCO HIPOTECARIO NACIONAL	20,400,200
330.1.0.0.0.00.	INGRESOS CORRIENTES	6,072,400
330.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,320,900
330.1.2.1.0.00.	RENTA DE ACTIVOS	255,200
330.1.2.1.1.00.	ARRENDAMIENTOS	255,200
330.1.2.1.1.01.	ARRENDAMIENTOS	255,200
330.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,125,000
330.1.2.3.1.00.	GOBIERNO CENTRAL	1,125,000
330.1.2.3.1.14.	TRANSFERENCIA CORRIENTE	1,125,000
330.1.2.4.0.00.	TASAS Y DERECHOS	15,000
330.1.2.4.2.00.	TASAS	15,000
330.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	15,000
330.1.2.6.0.00.	INGRESOS VARIOS	925,700
330.1.2.6.0.11.	REINTEGROS	300,400
330.1.2.6.0.99.	OTROS INGRESOS VARIOS	625,300
330.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	3,751,500
330.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	3,751,500
330.1.3.1.0.17.	A SECTOR PRIVADO	3,751,500
330.2.0.0.0.00.	INGRESOS DE CAPITAL	14,327,800
330.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	14,327,800
330.2.1.1.0.00.	VENTA DE ACTIVOS	7,200,000
330.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	7,200,000
330.2.1.1.1.01.	TERRENOS	7,200,000
330.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	7,127,800
330.2.1.3.7.00.	SECTOR PRIVADO	7,127,800
330.2.1.3.7.03.	PRÉSTAMOS HIPOTECARIOS	7,127,800

ARTÍCULO 192. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	6,110,800
Operaciones de Créditos	2,080,800
Transferencias Varias	18,600
Operaciones Financieras	4,671,100
Total del Presupuesto de funcionamiento	**12,881,300**



Inversión

Inversiones Propias Del B.H.N.	7,518,900
Total del Presupuesto de inversión	**7,518,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**20,400,200**

CAPÍTULO V

3.45 BANCO NACIONAL DE PANAMÁ

ARTÍCULO 193. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	1,465,121,400
Menos: Aumento de Reservas	
Ingresos Disponibles	1,465,121,400
Gastos	1,465,121,400

ARTÍCULO 194. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que continuación se indica:

345.0.0.0.0.00.	BANCO NACIONAL DE PANAMÁ	1,465,121,400
345.1.0.0.0.00.	INGRESOS CORRIENTES	273,985,700
345.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,467,100
345.1.2.1.0.00.	RENTA DE ACTIVOS	370,000
345.1.2.1.1.00.	ARRENDAMIENTOS	20,000
345.1.2.1.1.99.	OTROS ARRENDAMIENTOS N.E.O.C.	20,000
345.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	350,000
345.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	350,000
345.1.2.4.0.00.	TASAS Y DERECHOS	8,097,100
345.1.2.4.2.00.	TASAS	8,097,100
345.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	8,097,100
345.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	265,518,600
345.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	248,967,800
345.1.3.1.0.11.	AL GOBIERNO CENTRAL	14,466,900
345.1.3.1.0.12.	INSTITUCIONES DESCENTRALIZADAS	5,600
345.1.3.1.0.13.	A EMPRESAS PÚBLICAS	5,584,200
345.1.3.1.0.17.	A SECTOR PRIVADO	151,384,300
345.1.3.1.0.99.	OTROS INTERESES Y COMISIONES	77,526,800
345.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	16,550,800
345.1.3.2.0.27.	POR SECTOR PRIVADO	16,550,800
345.2.0.0.0.00.	INGRESOS DE CAPITAL	1,191,135,700
345.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	1,191,135,700
345.2.1.1.0.00.	VENTA DE ACTIVOS	9,000,000
345.2.1.1.2.00.	VENTA DE BIENES INMUEBLES	9,000,000
345.2.1.1.2.99.	OTROS BIENES MUEBLES	9,000,000
345.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	1,182,135,700
345.2.1.3.1.00.	GOBIERNO CENTRAL	385,337,900



345.2.1.3.1.01.	GOBIERNO CENTRAL	385,337,900
345.2.1.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	513,800
345.2.1.3.2.45.	AUTORIDAD DE TURISMO DE PANAMA	513,800
345.2.1.3.3.00.	EMPRESAS PÚBLICAS	22,082,600
345.2.1.3.3.02.	AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.	3,750,000
345.2.1.3.3.38.	AUTORIDAD DE AERONAUTICA CIVIL	5,904,800
345.2.1.3.3.66.	IDAAN	76,500
345.2.1.3.3.70.	INST. DE MERCADEO AGROPECUARIO (IMA)	10,000,000
345.2.1.3.3.78.	ETESA	2,200,000
345.2.1.3.3.96.	ZONA LIBRE DE COLÓN	151,300
345.2.1.3.7.00.	SECTOR PRIVADO	774,201,400
345.2.1.3.7.04.	PRÉSTAMOS VARIOS	774,201,400

ARTÍCULO 195. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Servicios Bancarios		164,523,900
Operaciones Financieras		175,100
Transferencias Varias		90,316,000
	Total del Presupuesto de funcionamiento	**255,015,000**
	Inversión	
Crédito Comercial		906,982,900
Obras y Construcciones		25,840,000
Crédito Agropecuario		166,142,600
Crédito Para Vivienda		77,200,000
Equipamiento de Sucursales		33,940,900
	Total del Presupuesto de inversión	**1,210,106,400**
	TOTAL DEL PRESUPUESTO DE GASTOS	**1,465,121,400**

CAPÍTULO VI

3.60 CAJA DE AHORROS

ARTÍCULO 196. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la CAJA DE AHORROS para la vigencia fiscal de 2011:

Ingresos Totales	469,501,000
Menos: Aumento de Reservas	
Ingresos Disponibles	469,501,000
Gastos	469,501,000



ARTÍCULO 197. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

360.0.0.0.0.00.	CAJA DE AHORROS	469,501,000
360.1.0.0.0.00.	INGRESOS CORRIENTES	121,565,600
360.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	24,600
360.1.2.1.0.00.	RENTA DE ACTIVOS	24,600
360.1.2.1.1.00.	ARRENDAMIENTOS	24,600
360.1.2.1.1.01.	ARRENDAMIENTOS	24,600
360.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	115,044,500
360.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	115,044,500
360.1.3.1.0.17.	A SECTOR PRIVADO	115,044,500
360.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	6,496,500
360.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	6,496,500
360.1.4.2.0.01.	SALDO CORRIENTE	6,496,500
360.2.0.0.0.00.	INGRESOS DE CAPITAL	347,935,400
360.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	213,140,500
360.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	163,140,500
360.2.1.3.7.00.	SECTOR PRIVADO	163,140,500
360.2.1.3.7.04.	PRÉSTAMOS VARIOS	163,140,500
360.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	50,000,000
360.2.1.4.9.00.	RECUPERACIÓN DE COLOCACIONES	50,000,000
360.2.1.4.9.01.	OTROS RECUPERACIÓN DE COLOCACIONES	50,000,000
360.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	134,794,900
360.2.3.4.0.00.	OTROS	134,794,900
360.2.3.4.0.01.	OTROS	134,794,900

ARTÍCULO 198. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CAJA DE AHORROS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Administración General		14,890,000
Captación y Colocación		63,390,800
Control de Operaciones		27,038,600
Operaciones Financieras		2,834,500
Fiscalización Gubernamental		56,100
	Total del Presupuesto de funcionamiento	**108,210,000**
	Inversión	
Hipotecarios y Construcción		130,360,000
Adquisición Inmuebles y Equipo		19,521,000
Otros Préstamos		211,410,000
	Total del Presupuesto de inversión	**361,291,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**469,501,000**



CAPÍTULO VII

3.65 COMISIÓN NACIONAL DE VALORES

ARTÍCULO 199. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la COMISIÓN NACIONAL DE VALORES para la vigencia fiscal de 2011:

Ingresos Totales	3,721,400
Menos: Aumento de Reservas	
Ingresos Disponibles	3,721,400
Gastos	3,721,400

ARTÍCULO 200. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

365.0.0.0.0.00.	COMISIÓN NACIONAL DE VALORES	3,721,400
365.1.0.0.0.00.	INGRESOS CORRIENTES	3,721,400
365.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,721,400
365.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	711,800
365.1.2.3.1.00.	GOBIERNO CENTRAL	711,800
365.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	711,800
365.1.2.4.0.00.	TASAS Y DERECHOS	2,580,000
365.1.2.4.2.00.	TASAS	2,580,000
365.1.2.4.2.60.	TASA REGULACIÓN DE VALORES	2,580,000
365.1.2.6.0.00.	INGRESOS VARIOS	429,600
365.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	427,200
365.1.2.6.0.99.	OTROS INGRESOS VARIOS	2,400

ARTÍCULO 201. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la COMISIÓN NACIONAL DE VALORES para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	2,684,400
Regulación del Mercado de Valores	1,037,000
Total del Presupuesto de funcionamiento	**3,721,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,721,400**

CAPÍTULO VIII

3.90 INSTITUTO DE SEGURO AGROPECUARIO

ARTÍCULO 202. Para la ejecución de los programas de funcionamiento el presupuesto de ingresos y gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2011:



Ingresos Totales	8,489,700
Menos: Aumento de Reservas	
Ingresos Disponibles	8,489,700
Gastos	8,489,700

ARTÍCULO 203. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

390.0.0.0.0.00.	INSTITUTO DE SEGURO AGROPECUARIO	8,489,700
390.1.0.0.0.00.	INGRESOS CORRIENTES	8,045,700
390.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,045,700
390.1.2.1.0.00.	RENTA DE ACTIVOS	6,645,400
390.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	6,645,400
390.1.2.1.4.10.	PRIMA DE SEGUROS	6,645,400
390.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,395,300
390.1.2.3.1.00.	GOBIERNO CENTRAL	1,395,300
390.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	1,395,300
390.1.2.6.0.00.	INGRESOS VARIOS	5,000
390.1.2.6.0.99.	OTROS INGRESOS VARIOS	5,000
390.2.0.0.0.00.	INGRESOS DE CAPITAL	444,000
390.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	30,000
390.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	30,000
390.2.3.2.1.00.	GOBIERNO CENTRAL	30,000
390.2.3.2.1.10.	GOBIERNO CENTRAL (MIDA)	30,000
390.2.4.0.0.00.	SALDO EN CAJA Y BANCO	414,000
390.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	414,000
390.2.4.2.0.01.	SALDO DE CAPITAL	414,000

ARTÍCULO 204. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2011 cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		1,418,160
Seguro Agropecuario		3,611,840
	Total del Presupuesto de funcionamiento	**5,030,000**
	Inversión	
Equipamento		274,000
Infraestructura		625,000
Garantias para actividad Agropecuaria		2,560,700
	Total del Presupuesto de inversión	**3,459,700**
	TOTAL DEL PRESUPUESTO DE GASTOS	**8,489,700**



TÍTULO VI
NORMAS GENERALES DE ADMINISTRACIÓN PRESUPUESTARIA

CAPÍTULO I
OBJETO Y ÁMBITO

ARTÍCULO 205. EL PRESUPUESTO GENERAL DEL ESTADO. El Presupuesto General del Estado es la estimación de los ingresos y la autorización máxima de los gastos que podrán comprometer las Instituciones del Gobierno Central, las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros para ejecutar sus planes, programas y proyectos, así como para lograr los objetivos y las metas institucionales de acuerdo con las políticas del Gobierno, en materia de desarrollo económico y social.

ARTÍCULO 206. OBJETO. Las Normas Generales de Administración Presupuestaria contienen el conjunto de disposiciones que regirán la ejecución, el seguimiento y la evaluación, así como el cierre y la liquidación del Presupuesto General del Estado para la vigencia fiscal de 2011.

ARTÍCULO 207. ÁMBITO. Las Normas Generales de Administración Presupuestaria se aplicarán para el manejo del Presupuesto y serán de obligatorio cumplimiento para las Instituciones del Gobierno Central, Instituciones Descentralizadas, Empresas Públicas y los Intermediarios Financieros.

En los Municipios y Juntas Comunales estas normas se aplicarán supletoriamente. De igual forma, en las Sociedades Anónimas en las que el Estado posea el 51% o más de las acciones o del patrimonio, en los temas que no desarrolle el respectivo instrumento jurídico mediante el cual se constituyen.

CAPÍTULO II
EJECUCIÓN DEL PRESUPUESTO

ARTÍCULO 208. EJECUCIÓN DEL PRESUPUESTO. La ejecución del Presupuesto es el conjunto de decisiones y acciones operativas, administrativas y financieras que se desarrollan para la realización de los planes, programas y proyectos establecidos en el Presupuesto General del Estado. La ejecución del Presupuesto de Ingresos se fundamenta



en el concepto de caja, que es la captación física de los recursos financieros, cuya disponibilidad permite la ejecución del Presupuesto de Gastos.

Con el objeto de evaluar la gestión presupuestaria institucional, la información sobre la ejecución presupuestaria de gastos se elaborará sobre la base del compromiso, el devengado y el pago realizado por todos los bienes y servicios que reciben las instituciones que integran el Sector Público.

ARTÍCULO 209. PRINCIPIOS DE LA ADMINISTRACIÓN PRESUPUESTARIA. Las actuaciones de quienes participen en las distintas fases de la administración presupuestaria se regirán por los principios de legalidad, transparencia, eficiencia, eficacia, publicidad y responsabilidad, para hacer efectivo el ejercicio periódico de la rendición de cuentas.

ARTÍCULO 210. PRINCIPIO GENERAL. No se podrá tramitar la adquisición de bienes y servicios, si en el Presupuesto no se cuenta con la partida asignada específica que autoriza el gasto, ni se podrá realizar ningún pago, si no se ha cumplido previamente con la formalización del registro presupuestario de esta obligación.

ARTÍCULO 211. ASIGNACIONES MENSUALES. Las instituciones públicas presentarán, al Ministerio de Economía y Finanzas, a más tardar quince días después de aprobado el Proyecto de Ley de Presupuesto General del Estado por el Consejo de Gabinete:

1. Las solicitudes de asignaciones mensuales de ingresos y gastos.
2. El flujo de caja por mes para el periodo fiscal.
3. Las metas en función de su estructura programática.

Las autorizaciones máximas de los gastos de funcionamiento e inversión se distribuirán en asignaciones mensuales, de acuerdo con el cronograma de ejecución. Las asignaciones mensuales serán aprobadas para cada partida por el Ministerio de Economía y Finanzas, basándose en los programas de trabajo, los cronogramas de actividades y la previsión del comportamiento de los ingresos. En caso de que las instituciones públicas no presenten las solicitudes en el plazo señalado, el Ministerio procederá a determinar tales asignaciones.



El Ministerio de Economía y Finanzas informará a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional sobre el detalle del Presupuesto General del Estado, incluyendo las asignaciones mensuales de los ingresos y gastos.

ARTÍCULO 212. UNIDAD DE CAJA. Todos los ingresos del Gobierno Central deberán consignarse en el Presupuesto, y se depositarán a favor del Tesoro Nacional en el Banco Nacional de Panamá, contra el cual se expedirá toda orden de pago para cubrir los compromisos causados por las autorizaciones de gastos, originadas en sus distintas dependencias.

Las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros se regirán por el mismo principio de unidad de caja, de conformidad con la autonomía administrativa y financiera dispuesta en su respectiva ley.

En el caso de los ingresos creados por leyes especiales con destino específico, su recaudación y depósito se harán de acuerdo con el presente artículo. Para mantener información actualizada sobre estos ingresos, la respectiva entidad beneficiaria de estos informará los detalles de cada caso, al Ministerio de Economía y Finanzas y a la Contraloría General de la República, cada vez que sea creado uno de ellos.

ARTÍCULO 213. FASES DE LA EJECUCIÓN DEL PRESUPUESTO DE GASTOS. La ejecución del presupuesto de gastos se realiza en tres etapas secuenciales: Compromiso, Devengado y Pago, conceptos que se definen a continuación:

COMPROMISO es el registro de la obligación adquirida por una institución pública, conforme a los procedimientos y a las normas establecidas, que conlleva una erogación a favor de terceros con cargo a la disponibilidad de fondos de la respectiva partida presupuestaria del periodo fiscal vigente, y constituye la compra de bienes o servicios independientemente de su entrega, pago o consumo.

DEVENGADO es el registro de la obligación de pagar por los bienes o servicios recibidos, entregados por el proveedor, sin considerar el momento en que se consumen. Su registro se hará mediante los informes de recepción de almacén o de servicios.

PAGO es el registro de la emisión y entrega de efectivo por caja menuda, cheque o transferencia electrónica de fondos a favor de los proveedores, por los bienes y servicios recibidos.



SECCIÓN 1ª
INGRESOS O RENTAS

ARTÍCULO 214. PRINCIPIOS DE UNIVERSALIDAD, UNIDAD Y TRANSPARENCIA. El Presupuesto de Ingresos reflejará el total de los ingresos corrientes y de capital, incluyendo los de gestión institucional, del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas y de los Intermediarios Financieros, de acuerdo con las fuentes de ingresos establecidas en el Manual de Clasificación Presupuestaria del Ingreso Público.

Esta información debe hacerse de conocimiento público a través de los medios de acceso masivo.

ARTÍCULO 215. INGRESOS DE GESTIÓN INSTITUCIONAL. Son los ingresos generados por las unidades administrativas de la entidad para solventar gastos específicos.

La totalidad de los ingresos de gestión institucional del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas (incluyendo las constituidas como sociedades anónimas) y de los Intermediarios Financieros deberá incluirse en el Presupuesto General del Estado en cada vigencia fiscal. Los ingresos de gestión no podrán utilizarse para sustentar gastos de planilla, contratos, alquileres o cualquier otro gasto que genere una obligación recurrente.

Deben excluirse las donaciones en especie, los ingresos generados por los comités de salud, los clubes de padres de familia y las asociaciones de docentes y de servidores públicos, ya que no constituyen ingresos de gestión institucional por tratarse de organismos no gubernamentales. También deben excluirse los ingresos generados en centros educativos y universidades por la venta de bienes o servicios concesionados a terceras personas. En los casos de servicios concesionados, solo se ingresarán a la entidad los montos originados por el pago de la concesión o el alquiler acordado en el contrato.

Cuando una entidad pública dedicada al desarrollo de la ciencia, la tecnología y la investigación científica reciba fondos de organismos o empresas nacionales o del extranjero para realizar estudios, investigaciones y análisis relativos al desarrollo científico, tecnológico y sanitario, utilizará los mecanismos establecidos en los términos



acordados en el respectivo documento suscrito con el suscriptor. Los gastos y activos resultantes en cada ejercicio fiscal deberán ser incorporados en cada periodo fiscal.

ARTÍCULO 216. INGRESOS ADICIONALES. Si una entidad del Gobierno Central o del Sector Descentralizado devenga, recauda o percibe un ingreso adicional autorizado por ley, decreto o resolución, y quiere hacer uso de este ingreso, deberá incorporarlo al presupuesto mediante crédito adicional. Se incluyen en este concepto los ingresos de gestión institucional y las donaciones voluntarias o producto de convenios.

Igual tratamiento se dará a las donaciones en especie; no obstante, deberán ser puestas en conocimiento del Ministerio de Economía y Finanzas y de la Contraloría General de la República, para efectos del cierre y la liquidación del presupuesto, según los procedimientos establecidos por dichas entidades.

ARTÍCULO 217. INGRESOS DEL CRÉDITO INTERNO. Las entidades públicas podrán gestionar la contratación de recursos del crédito, previa autorización del Ministerio de Economía y Finanzas.

Las entidades públicas de financiamiento que otorgan facilidades de crédito a instituciones públicas suministrarán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que refleje el estado del crédito concedido a las entidades públicas.

ARTÍCULO 218. EXCEDENTES DE LOS INGRESOS. Cuando las recaudaciones de los ingresos excedan a los ingresos estimados en el Presupuesto General del Estado podrán ser incorporadas, mediante créditos adicionales, para su uso.

En caso de no procederse según lo indicado, se reflejará como saldo en caja al final del periodo. Cuando se trate de ingresos de aplicación específica, el excedente se determinará en forma individual.

ARTÍCULO 219. INGRESOS RECAUDADOS INFERIORES A LOS PRESUPUESTADOS. Cuando en cualquier época del año fiscal el Ministerio de Economía y Finanzas considere que los ingresos recaudados son inferiores a los establecidos en el Presupuesto General del Estado y no exista previsión para solventar tal condición, presentará al Órgano Ejecutivo un plan de reducción del gasto, tomando en



consideración lo señalado en el artículo 275 de la Constitución Política. Este plan será sometido a la aprobación del Consejo de Gabinete y de la Comisión de Presupuesto de la Asamblea Nacional para la correspondiente modificación del Presupuesto General del Estado.

ARTÍCULO 220. MODIFICACIÓN DE LOS INGRESOS. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas reducciones e incrementos entre las partidas de ingresos, a fin de mantener el monto de la recaudación programada y del equilibrio presupuestario. El Ministerio de Economía y Finanzas realizará las adecuaciones en la fuente de la partida de gastos cuando se requiera, y lo comunicará, según proceda, al solicitante, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 221. DEPÓSITO DE LOS FONDOS PÚBLICOS. El Banco Nacional de Panamá será el depositario oficial de los fondos públicos, y la Contraloría General de la República será la responsable de vigilar que, por ningún concepto, se abran cuentas en otras entidades financieras. En caso de que así se hiciera, aun cuando se trate de depósitos a plazo fijo, la Contraloría General de la República procederá a cancelar los fondos y a ingresar los depósitos al Tesoro Nacional o a la cuenta de la institución del Sector Descentralizado en el Banco Nacional de Panamá, según sea el caso.

Se exceptúan de esta disposición la Caja de Seguro Social, el Instituto para la Formación y Aprovechamiento de los Recursos Humanos, el Registro Público y las entidades autónomas del Estado reconocidas como tales en su respectivo instrumento orgánico, instituciones que, por la naturaleza de sus operaciones y el origen de sus recursos y reservas, podrán colocar parte de estos en la Caja de Ahorros, para lo cual deberán solicitar previamente autorización al Ministerio de Economía y Finanzas y notificar a la Contraloría General de la República para implementar el mecanismo de fiscalización y refrendo de esos recursos.

PARÁGRAFO. Los ingresos netos generados en concepto de arrendamiento de las viviendas del área revertida se depositarán en la cuenta especial denominada Fondo Especial para Viviendas de Interés Social (FEVIS), la cual administra el Ministerio de Vivienda y Ordenamiento Territorial; no obstante, en la medida en que se realicen las ventas de dichas viviendas, los recursos se transferirán al Fondo Fiduciario para el Desarrollo, creado mediante la Ley 20 de 1995, modificada por la Ley 22 de 2000 y la Ley 57 de 2004.



SECCIÓN 2ª
EGRESOS O GASTOS

ARTÍCULO 222. NIVELES DE ASIGNACIÓN DE RECURSOS. La asignación de recursos corresponderá al último rango o nivel de la estructura programática, que está constituida por: programa, subprograma y actividad o proyecto.

ARTÍCULO 223. EJECUCIÓN DE LAS ASIGNACIONES MENSUALES. La ejecución del presupuesto de gastos se realizará en función de las asignaciones mensuales y sobre la base de las fases de Compromiso, Devengado y Pago.

ARTÍCULO 224. CONTROL DE LAS ASIGNACIONES MENSUALES. El control de las asignaciones mensuales y del pago de estas lo llevarán las propias instituciones, el Ministerio de Economía y Finanzas, por medio de la Dirección de Presupuesto de la Nación y de la Dirección General de Tesorería, y la Contraloría General de la República, en el ámbito de sus respectivas competencias y responsabilidades. El saldo libre de una partida al finalizar un mes será acumulado a la asignación del siguiente mes.

ARTÍCULO 225. REDISTRIBUCIÓN DE LAS ASIGNACIONES MENSUALES. Las instituciones públicas podrán solicitar redistribución de las asignaciones mensuales al Ministerio de Economía y Finanzas, que la autorizará y comunicará al solicitante cuando proceda.

En las entidades incorporadas al Sistema de Administración Financiera de Panamá (SIAFPA), la autorización y comunicación se harán electrónicamente. En las entidades que aún no están incorporadas al SIAFPA, se autorizará y comunicará al solicitante cuando proceda y a la Comisión de Presupuesto de la Asamblea Nacional, para su conocimiento.

ARTÍCULO 226. ESCALA SALARIAL Y LÍMITE DE REMUNERACIÓN. La escala salarial para el nivel directivo de la Administración Pública quedará consignada conforme a la Estructura de Puestos aprobada para cada institución.

Con excepción del Presidente de la República, el Vicepresidente, los Ministros de Estado y demás cargos establecidos por ley, ningún funcionario podrá recibir en concepto de



sueldo, gastos de representación o cualquiera otra remuneración una suma mayor que la asignada para el cargo de Viceministro de Estado, en cada concepto.

Quedan comprendidos dentro de la excepción que señala este artículo, los cargos que en forma expresa autorice el Órgano Ejecutivo, mediante decreto ejecutivo.

ARTÍCULO 227. PAGO DE VACACIONES. Solo se pagarán las vacaciones a funcionarios activos cuando se haga uso del tiempo, y a los ex funcionarios, con cargo a créditos reconocidos, cuando la partida esté consignada en el presupuesto de la respectiva institución.

Los funcionarios que hayan acumulado más de dos meses de vacaciones deberán hacer uso del excedente en forma programada.

El Órgano Ejecutivo podrá determinar lo conducente en cuanto a los Organismos de Seguridad del Estado.

PARÁGRAFO. Se exceptúa el caso de los funcionarios activos con periodos constitucionales o legales que sean nombrados y reelectos en sus cargos, quienes tendrán derecho a cobrar en efectivo las vacaciones correspondientes a periodos anteriores al que desempeñan, cuando exista la partida presupuestaria asignada en el Presupuesto.

ARTÍCULO 228. PROHIBICIÓN DE EJERCER UN CARGO ANTES DE LA TOMA DE POSESIÓN. Ninguna persona entrará a ejercer cargo público de carácter permanente, probatorio o transitorio, sin que antes hubiera tomado posesión del cargo, previa autorización del nombramiento mediante el decreto o resuelto de personal correspondiente, y solo tendrá vigencia fiscal con posterioridad a la fecha de la toma de posesión.

Si un funcionario pasa a ocupar otro cargo público o recibe un ajuste salarial, recibirá la nueva remuneración desde la fecha de toma de posesión y en ningún caso tendrá efecto retroactivo.

El personal que designe el Órgano Ejecutivo y el personal docente del Ministerio de Educación y de las universidades oficiales, así como los médicos y odontólogos internos y médicos residentes del Ministerio de Salud y de la Caja de Seguro Social, podrán iniciar sus servicios, siempre que la entidad cuente con la asignación presupuestaria



correspondiente, antes de la formalización de su nombramiento, mediante una toma de posesión provisional, en la cual se constate el cargo, el número de posición, el monto de los emolumentos, la fecha de inicio de labores y las partidas presupuestarias correspondientes.

PARÁGRAFO. En los casos de sociedades anónimas en que el Estado sea dueño del 51% o más de sus acciones o del patrimonio y cuya relación laboral es regida por el Ministerio de Trabajo y Desarrollo Laboral, el inicio de labores del funcionario quedará expresado en el respectivo contrato de trabajo.

ARTÍCULO 229. ACCIONES DE PERSONAL. Las acciones de personal relativas a nombramientos, destituciones, ajustes salariales y ascensos emitidos por las instituciones del Gobierno Central de los cargos de Carrera Administrativa se presentarán a la Dirección General de Carrera Administrativa del Ministerio de la Presidencia para su evaluación y recomendación, posteriormente, se remitirán al Ministerio de Economía y Finanzas para su revisión y al Presidente de la República para su consideración y aprobación. Los cargos que no son de Carrera Administrativa se remitirán al Ministerio de Economía y Finanzas para su revisión y al Presidente de la República para su consideración y aprobación. Las acciones de personal de las instituciones del Sector Descentralizado de los cargos de Carrera Administrativa se presentarán a la Dirección General de Carrera Administrativa del Ministerio de la Presidencia para su evaluación y recomendación, posteriormente, se remitirán al Ministerio de Economía y Finanzas para su revisión y autorización.

Se exceptúan de esta norma los nombramientos de Ministros, Viceministros, Directores y Subdirectores Generales, Gerentes y Subgerentes Generales, Rectores y Vicerrectores y Administradores y Subadministradores Generales, que se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento y a la Contraloría General de la República para su pronta incorporación a la planilla correspondiente.

Las acciones de personal (nombramientos, destituciones, ajustes salariales y ascensos) que realicen la Asamblea Nacional, la Contraloría General de la República, el Órgano Judicial, el Ministerio Público, el Tribunal Electoral, la Fiscalía General Electoral, el Tribunal de Cuentas, la Fiscalía de Cuentas, la Defensoría del Pueblo, la Caja de Seguro Social y la Superintendencia de Bancos se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento, y a la Contraloría General de la República para su pronta incorporación a la planilla correspondiente.



ARTÍCULO 230. PERSONAL TRANSITORIO Y CONTINGENTE. Personal transitorio son los funcionarios que ocupan cargos en programas o actividades, debidamente incluidos en la estructura de personal, cuyo periodo no será mayor de doce meses y expirará con la vigencia fiscal. Personal contingente son los funcionarios que ocupan cargos en programas o actividades con base en el detalle de la estructura de puestos, cuyo periodo no será mayor de seis meses y expirará con la vigencia fiscal.

En los casos de nombramiento de personal transitorio y contingente, se requerirá la acción de personal mediante resuelto interno, el cual será sometido a la fiscalización de la Contraloría General de la República.

Cuando se trate de nombramientos nuevos, la entidad correspondiente remitirá copia de dichas acciones de personal al Ministerio de Economía y Finanzas para su debido registro y control.

Cuando en cualquier caso se identifique inconsistencia en las partidas asignadas, el Ministerio de Economía y Finanzas comunicará a la entidad que emitió dicho resuelto para que proceda con los ajustes correspondientes, y remitirá copia de dicho informe a la Contraloría General de la República.

El personal asignado a proyectos de inversión, cuyas fuentes de financiamiento involucren recursos locales y externos, se imputará al objeto de gasto 004 - Personal Transitorio para Inversiones.

PARÁGRAFO. Las instituciones del Sector Público que realicen nombramientos de personal transitorio y contingente deberán incluir obligatoriamente el pago de las cuotas a la seguridad social cuando se confeccionen las planillas adicionales y eventuales.

Cuando se requiera transferir personal transitorio o contingente a personal permanente, deberá realizarse a través de una posición vacante. Se exceptúa a educación, salud y seguridad pública.

ARTÍCULO 231. PROHIBICIÓN DE NOMBRAR PERSONAL INTERINO. No se podrá nombrar personal con carácter interino cuando el titular del cargo se encuentre en uso de vacaciones o de licencia con derecho a sueldo, con excepción de los casos de funcionarios cuyas actividades están relacionadas directamente con la función de



enseñanza-aprendizaje y de asistencia médica de las instituciones de educación y salud, respectivamente.

ARTÍCULO 232. SERVICIOS ESPECIALES. Los servicios especiales comprenden los servicios prestados por profesionales, técnicos o personas naturales que no son empleados públicos, siempre que no se tengan cargos similares en la estructura de puestos de la entidad. Se podrá cargar a esta partida la contratación de funcionarios, cuando estos obtengan licencia sin sueldo en la institución donde laboran y los servicios sean prestados en una institución distinta a la que concede la licencia.

Los honorarios mensuales para este tipo de contratación no excederán el monto equivalente a dos mil balboas (B/.2,000.00) mensuales, y la autorización se otorgará de acuerdo con el detalle incluido en el Presupuesto General del Estado. Los contratos que por la calidad del servicio excedan el monto establecido deberán contar con la autorización del Órgano Ejecutivo. Dichas contrataciones tendrán que reflejar la siguiente información: tipo de servicio especial requerido, número de meses y monto de la cuantía mensual y total, y disponibilidad presupuestaria para cubrir las contribuciones a la seguridad social.

Los pagos de estos honorarios se podrán hacer mensualmente o en forma parcial contra informe de avance, y el pago final contra la aprobación del producto final de los servicios contratados, de acuerdo con la Estructura de Puestos, previamente autorizada y registrada por el Ministerio de Economía y Finanzas.

PARÁGRAFO. Los contratos por servicios especiales requerirán la autorización e incorporación en el sistema de registro presupuestario bajo la administración del Ministerio de Economía y Finanzas. Se remitirá constancia de estos registros a la Comisión de Presupuesto.

ARTÍCULO 233. CONSULTORÍA. La contratación de consultorías se ceñirá a los procedimientos contenidos en la Ley 22 de 2006, sobre contrataciones públicas, y deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que cuenta con el financiamiento garantizado.

Los pagos de estos contratos se harán en forma parcial contra informe de avance y nota de aceptación satisfactoria, y el pago final, contra la aprobación del producto final de los servicios contratados.



Los contratos de consultoría con profesionales o técnicos, personas naturales o jurídicas, nacionales o extranjeros, para la realización de estudios, investigaciones, diseños, supervisión de obras, capacitación y otros de similar naturaleza se imputarán a la partida de consultorías, y deberán definir los objetivos, las tareas que se van a realizar y el cronograma de actividades.

ARTÍCULO 234. GASTOS DE REPRESENTACIÓN. Solo tendrán derecho a gastos de representación los funcionarios que ocupen como titulares los cargos de: Presidente de la República, Vicepresidente de la República, Ministros y Viceministros de Estado, Secretarios Generales, Diputados, Secretario y Subsecretarios Generales de la Asamblea Nacional, Director y Subdirector General de Asesoría Legal y Técnica, Director y Subdirector Nacional de Asesoría Legal y Técnica de Comisiones, Director Nacional de Asesoría en Asuntos Plenarios, Director Nacional de Asesoría Legal en Asuntos Administrativos, Rectores y Vicerrectores de las universidades oficiales, Procurador General de la Nación, Procurador de la Administración, Magistrados de la Corte Suprema de Justicia, Magistrados de los Tribunales Superiores, Magistrados del Tribunal Administrativo de Contrataciones Públicas, Magistrados del Tribunal Electoral y el Fiscal General Electoral, Magistrados del Tribunal de Cuentas y el Fiscal de Cuentas, Defensor del Pueblo, Adjunto del Defensor del Pueblo, Contralor y Subcontralor General de la República, Gobernadores, Directores y Subdirectores Generales de las instituciones del Sector Descentralizado, Administradores y Subadministradores Generales de las instituciones del Sector Descentralizado, Gerentes y Subgerentes Generales de las instituciones del Sector Descentralizado, Director y Subdirector General de la Policía Nacional, Director y Subdirector Nacional de Inteligencia y Seguridad, Director y Subdirector General del Servicio Nacional de Fronteras, Director y Subdirector General del Servicio Nacional Aeronaval, Director y Subdirector del Servicio de Protección Institucional de la Presidencia de la República, Secretarios Ejecutivos Nacionales de la Presidencia de la República, Jefes de Misiones Diplomáticas, Directores y Subdirectores Nacionales, Presidente, Secretario y Tesorero de los Consejos Provinciales de Coordinación, Directores Regionales y Provinciales, Comisionados, Subcomisionados, Mayores y Capitanes de la Policía Nacional, del Servicio Nacional Aeronaval, del Servicio de Protección Institucional de la Presidencia de la República y los cargos que por ley tengan derecho, siempre que en el Presupuesto se provea la correspondiente asignación. Los gastos de representación se pagarán a los funcionarios mientras ejerzan sus respectivos cargos.



Durante la vigencia de la presente Ley, no podrán incrementarse los gastos de representación, respecto a la asignación original para el cargo ni crearse para cargos que no están expresamente citados en el párrafo anterior.

ARTÍCULO 235. SOBRETIEMPO. Solo se reconocerá remuneración por sobretiempo cuando el funcionario haya sido previamente autorizado por el jefe inmediato a laborar en horarios extraordinarios. Dicho sobretiempo solo se podrá autorizar cuando exista la disponibilidad en la partida presupuestaria correspondiente y no exceda del 25% de la jornada regular de acuerdo con las limitaciones y excepciones establecidas en las leyes existentes. Solo se pagará remuneración por trabajos extraordinarios efectivamente realizados hasta un monto que no exceda el 50% del sueldo regular de un mes. Quedan exceptuados de los límites anteriores los funcionarios del Tribunal Electoral cuando se requieran consultas populares y los funcionarios del Sector Salud, por razones de servicios médicos asistenciales requeridos.

ARTÍCULO 236. VIÁTICOS EN EL INTERIOR DEL PAÍS. Cuando se viaje en misión oficial dentro del territorio nacional, se reconocerán viáticos por concepto de alimentación y hospedaje de acuerdo con la siguiente tabla:

1. Para Ministros, Viceministros, Diputados Principales y Suplentes, Secretario y Subsecretarios Generales de la Asamblea Nacional, Procurador General de la Nación, Procurador de la Administración, Magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas y del Tribunal Administrativo de Contrataciones Públicas, Contralor y Subcontralor General, Fiscal General Electoral, Fiscal de Cuentas, Defensor del Pueblo, Adjunto del Defensor del Pueblo, Secretarios Ejecutivos Nacionales de la Presidencia de la República, Directores y Subdirectores Generales, Gerentes y Subgerentes Generales, Administradores y Subadministradores Generales y Rectores y Vicerrectores de las universidades oficiales, ex Presidentes y ex Vicepresidentes de la República, en función pública: B/.100.00 diarios.

2. Para otros funcionarios: B/.75.00 diarios.

Cuando la misión se cumpla en un día, solo se reconocerán como viáticos los gastos de transporte y alimentación. En caso de que deba cumplirse en el lugar habitual de trabajo, fuera de las horas laborables, podrá reconocerse el gasto de alimentación y transporte con cargo a dichas partidas. Estos pagos se harán de acuerdo con el reglamento que



establezcan las entidades, y en ningún caso excederán la tabla general de viáticos que establezca el Ministerio de Economía y Finanzas.

Los funcionarios públicos deberán rendir un informe de los resultados de la misión oficial realizada a su superior jerárquico.

ARTÍCULO 237. VIÁTICOS EN EL EXTERIOR DEL PAÍS. En los casos en que sea necesario enviar a funcionarios en misiones oficiales fuera del país, el titular de la institución pública que solicite la autorización para el viaje presentará al Ministerio de la Presidencia la petición de autorización con no menos de quince días de antelación a la fecha de partida. Esta autorización solamente será revocada por el Ministerio de la Presidencia. La solicitud debe tener la siguiente información: el nombre del funcionario que habrá de viajar; el país o los países que visitará; el objeto del viaje; los resultados esperados de la misión; el costo total del viaje, desglosando los gastos de transporte y de viáticos del funcionario, y el detalle de la ruta o itinerario de las líneas aéreas que se utilizarán. Se excluyen de este requisito los funcionarios de los Órganos Legislativo y Judicial, así como del Ministerio Público, la Contraloría General de la República, el Tribunal Electoral, las sociedades anónimas y las entidades financieras. Los viáticos serán los siguientes:

1. Para Ministros, Viceministros, Diputados Principales y Suplentes, Secretario y Subsecretarios Generales de la Asamblea Nacional, Procurador General de la Nación, Procurador de la Administración, Magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas y del Tribunal Administrativo de Contrataciones Públicas, Contralor y Subcontralor General de la República, Fiscal General Electoral, Fiscal de Cuentas, Defensor del Pueblo, Adjunto del Defensor del Pueblo, Secretarios Ejecutivos Nacionales de la Presidencia de la República, Directores y Subdirectores Generales, Gerentes y Subgerentes Generales, Administradores y Subadministradores Generales y Rectores y Vicerrectores de las universidades oficiales, ex Presidentes y ex Vicepresidentes de la República, en función pública:

Europa, Asia, África y Oceanía	B/.700.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.550.00 diarios.
México, Centroamérica, el Caribe y el resto de América Latina	B/.400.00 diarios.

2. Para otros funcionarios:

Europa, Asia, África y Oceanía	B/.600.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.450.00 diarios.
México, Centroamérica, el Caribe y resto de América Latina	B/.350.00 diarios.

Cuando un funcionario participe en un evento internacional, cuya duración no exceda de diez días laborables y la institución patrocinadora del exterior no cubra la totalidad de los viáticos, recibirá la diferencia del viático establecido para misiones oficiales. En los casos en que la institución patrocinadora del exterior cubra los gastos, se apoyará al funcionario con un diferencial del 30% del viático establecido para misiones oficiales.

Los funcionarios que reciban esta asignación deberán presentar un informe sustantivo sobre los resultados de la misión atendida a su regreso al país.

ARTÍCULO 238. VIAJES DE FUNCIONARIOS AL EXTERIOR. El Presidente y el Vicepresidente de la República, los Ministros y Viceministros, los Diputados Principales y Suplentes, el Secretario y los Subsecretarios Generales de la Asamblea Nacional, el Defensor del Pueblo, el Adjunto del Defensor del Pueblo, el Procurador General de la Nación, el Procurador de la Administración, los Magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas y del Tribunal Administrativo de Contrataciones Públicas, el Fiscal General Electoral, el Fiscal de Cuentas, el Contralor y el Subcontralor General de la República, los Embajadores, los Directores y Subdirectores Generales, los Gerentes y Subgerentes Generales, los Rectores y los Administradores y Subadministradores Generales de las entidades del Sector Descentralizado, ex Presidentes y ex Vicepresidentes de la República, en función pública, cuando viajen al exterior en misión oficial, podrán hacerlo en clase ejecutiva. En el caso de los viajes transcontinentales que realice un Director Nacional de una entidad y se encuentre acompañado de un Ministro o Viceministro, el Ministro del ramo podrá autorizar el viaje en clase ejecutiva. El resto de los funcionarios que viajen al exterior en misión oficial viajarán en clase económica.

Los funcionarios que requieran viajar en una clase superior deberán pagar la diferencia de su propio peculio.



ARTÍCULO 239. TRANSFERENCIAS A ENTIDADES DESCENTRALIZADAS. Las transferencias corrientes y de capital a favor de las entidades descentralizadas se asignarán y ejecutarán a través del ministerio coordinador del sector para fines de registro e información sectorial.

ARTÍCULO 240. PAGO DE OBLIGACIONES A LA SEGURIDAD SOCIAL. La porción correspondiente al pago de las obligaciones de la seguridad social será centralizada a través de la Dirección General de Tesorería del Ministerio de Economía y Finanzas, de acuerdo con las siguientes modalidades:

1. Las entidades del Gobierno Central deberán efectuar los trámites necesarios dentro de la entidad para la consecución de las partidas presupuestarias y así proceder al registro presupuestario y financiero de estas.
2. En el caso de las entidades descentralizadas subsidiadas, se retendrá, a través de la Dirección General de Tesorería, la porción correspondiente al pago de las obligaciones de la seguridad social.
3. Las entidades públicas no subsidiadas deberán realizar los trámites necesarios dentro de la entidad para la consecución de las partidas presupuestarias y así proceder al registro presupuestario y pagos de las obligaciones de la seguridad social.

ARTÍCULO 241. TRANSFERENCIAS A PERSONAS NATURALES O JURÍDICAS. Cuando se trate de transferencias a personas naturales o jurídicas y a organismos internacionales, el ministerio respectivo autorizará la disposición de dichos recursos y llevará un registro y control de los desembolsos, de conformidad con las normas y procedimientos vigentes.

ARTÍCULO 242. INDEMNIZACIONES ORDENADAS POR LOS TRIBUNALES. Las sentencias de los tribunales que ordenen indemnizaciones son de obligatorio cumplimiento para las instituciones públicas. Para cumplir esta obligación, la respectiva institución podrá solicitar una transferencia de partida o un crédito adicional para cubrir tal erogación si no hubiera asignación para ese propósito. Cuando estas indemnizaciones causen erogación en más de un ejercicio fiscal, las partidas correspondientes deberán consignarse anualmente en el presupuesto de la institución pública respectiva hasta su cancelación.



ARTÍCULO 243. USO DE CELULARES. El gasto en concepto de celulares adquiridos para el servicio público, de acuerdo con los límites contratados, incluyendo los de tecnología avanzada, solo se reconocerá a los funcionarios que ejercen los cargos de Presidente y Vicepresidente de la República, Diputados, Secretario y Subsecretarios Generales de la Asamblea Nacional, Ministros y Viceministros de Estado, Gobernadores, Magistrados de la Corte Suprema de Justicia, Procurador General de la Nación, Procurador de la Administración, Contralor y Subcontralor General de la República, Defensor del Pueblo, Adjunto del Defensor del Pueblo, Magistrados del Tribunal Electoral y Fiscal General Electoral, Magistrados del Tribunal Administrativo de Contrataciones Públicas, Magistrados del Tribunal de Cuentas, Fiscal de Cuentas, Directores y Subdirectores Generales, Gerentes y Subgerentes Generales, Administradores y Subadministradores Generales, Rectores de universidades oficiales y Secretarios y Subsecretarios Generales de las entidades del Sector Público.

Adicionalmente a los funcionarios señalados en el párrafo anterior, tendrán derecho al uso de celulares en los Ministerios los Directores y Subdirectores Nacionales, así como los asistentes, la secretaria del Ministro y el personal de seguridad del Ministro o Viceministro que así lo requiera por la naturaleza de sus funciones y lo haya autorizado por escrito.

De igual manera, tendrán el mismo derecho los Directores y Subdirectores Nacionales de las entidades del sector descentralizado.

Los funcionarios no autorizados en los párrafos anteriores deberán cubrir dicho gasto de su propio peculio.

ARTÍCULO 244. ADQUISICIONES Y CONTRATOS MULTIANUALES. En las compras de medicamentos, de equipo e instrumental médico-quirúrgico, de laboratorio, sanitario, odontológico, de rayos X y otros similares, así como en los contratos de alquiler, de mantenimiento, de arrendamiento financiero y operativo y de consultoría, cuya duración sea mayor de un año, se procederá como sigue:

1. La institución sustentará, ante la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas, el tiempo estimado de los contratos por adquisiciones de bienes y servicios y los pagos efectivos durante el transcurso de dicha ejecución, para cada vigencia fiscal.
2. El acto público se realizará por el valor total del contrato de la adquisición de bienes y servicios. El contrato indicará la partida presupuestaria correspondiente al



pago estimado para la vigencia en curso y la obligación de la institución de incluir, en los presupuestos de las próximas vigencias fiscales, las partidas presupuestarias programadas por los montos a pagar en dichas vigencias.

SECCIÓN 3ª
EJECUCIÓN DE LAS INVERSIONES PÚBLICAS

ARTÍCULO 245. EJECUCIÓN DE INVERSIONES. La ejecución de inversiones se inicia con el llamado al acto público o la solicitud de excepción. Para tal fin, se deberá contar previamente con su autorización en el Presupuesto General del Estado y la disponibilidad de la partida presupuestaria correspondiente.

El llamado al acto público o la solicitud de excepción deberá indicar la partida presupuestaria con cargo a la cual se realizará el gasto. En los casos a que se refiere el artículo 23 de la Ley 22 de 2006, sobre contrataciones públicas, se deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que el proyecto cuenta con el financiamiento garantizado.

ARTÍCULO 246. INVERSIONES PÚBLICAS POR CONTRATO. Las inversiones públicas se realizarán por contrato. Para este propósito, las instituciones ejecutoras prepararán o contratarán, con cargo al proyecto, los servicios de profesionales o técnicos y de firmas privadas para la confección de los correspondientes pliegos, planos, especificaciones y cronogramas de trabajo que servirán para la realización del acto público y demás trámites pertinentes.

ARTÍCULO 247. INVERSIONES PÚBLICAS POR ADMINISTRACIÓN DIRECTA. En caso de urgencia, las inversiones podrán ejecutarse por administración directa. La institución ejecutora deberá contar, antes del inicio de la obra, con los planos terminados, el presupuesto de la obra y el cronograma de realizaciones. El personal asignado a las oficinas ejecutoras de proyectos se podrá contratar como personal contingente o transitorio con cargo al presupuesto de funcionamiento, y podrá permanecer hasta que concluya la ejecución del proyecto. En los casos de proyectos de inversión, cuyas fuentes de financiamiento involucren recursos tanto locales como externos, se viabiliza la utilización del objeto de gastos Personal Transitorio para Inversiones (004). La contratación requerida por servicios profesionales se hará con base en lo establecido en el artículo 232 de la presente Ley.



PARÁGRAFO. Los costos de la administración del proyecto, incluyendo al personal asignado, no excederán el 30% del monto total de la asignación anual del proyecto.

ARTÍCULO 248. ANTICIPO Y PAGO A CONTRATISTAS. No se autorizarán pagos sin la presentación de las cuentas debidamente examinadas por la Contraloría General de la República, sobre obras efectivamente realizadas o sobre sus avances. Cuando la ejecución del contrato o de la obra requiera de desembolsos anticipados, el pliego de cargos y las especificaciones técnicas de la licitación pública así lo hará constar, al igual que el respectivo contrato de ejecución de obra, con indicación del requisito de constitución de la fianza de anticipo que deberá ser del 100% del valor anticipado.

ARTÍCULO 249. PAGO MEDIANTE CARTAS DE CRÉDITO. La forma de pago mediante el mecanismo de carta de crédito, tanto para compras locales como para compras en el exterior, se utilizará por parte del Sector Público cuando la naturaleza de la obra así lo amerite, siempre que el pliego de cargos de la respectiva licitación así lo haga constar y quede debidamente estipulado en el correspondiente contrato. La gestión para la apertura del crédito ante el Banco Nacional de Panamá deberá ser previamente autorizada por el Ministerio de Economía y Finanzas y refrendada por la Contraloría General de la República.

ARTÍCULO 250. INVERSIONES MULTIANUALES. Para los efectos de proyectos de inversión de duración mayor de un año, se procederá como sigue:

1. La institución, junto con la Dirección de Presupuesto de la Nación y la Dirección de Programación de Inversiones del Ministerio de Economía y Finanzas, estimará el tiempo de ejecución del proyecto y los pagos efectivos durante el transcurso de ejecución de este.
2. La licitación pública se realizará por la totalidad del proyecto, y el contrato entre el Estado y el contratista incluirá la partida presupuestaria correspondiente al pago estimado para la vigencia en curso, debidamente certificada por la Dirección de Presupuesto de la Nación. De igual forma, el contrato deberá incluir una cláusula que obliga a la institución, y por ende al Estado, a incluir en los presupuestos de la institución de las próximas vigencias fiscales los recursos financieros programados a pagar durante esas vigencias correspondientes. Estos proyectos tendrán prioridad sobre cualquier otro proyecto, y la institución estará obligada a ejecutar el proyecto en forma prioritaria. El Ministerio de Economía y Finanzas, de igual forma, a través del Presupuesto General del Estado de las

vigencias fiscales correspondientes, honrará las obligaciones contraídas y les dará prioridad a los proyectos en ejecución.

ARTÍCULO 251. AUMENTO DEL COSTO DE LA INVERSIÓN. Los aumentos del costo total de un proyecto de inversión, debidamente justificados por razones técnicas no previstas en los planos y especificaciones originales, deberán contar previamente con las asignaciones presupuestarias respectivas.

PARÁGRAFO. En los contratos que tengan como garantía adicional la retención de un porcentaje de las cuentas presentadas por avance de obras, se podrá devolver esta retención al contratista cuando se compruebe que el alcance del contrato original se ha cumplido, aun cuando queden pendientes la aprobación y autorización de acuerdos suplementarios que hubieran sido acordados.

ARTÍCULO 252. INVERSIONES DE DESARROLLO LOCAL Y OBRAS COMUNITARIAS. Las transferencias de capital del presupuesto de inversión correspondiente a los Proyectos de Desarrollo Local y Obras Comunitarias serán asignadas en forma igualitaria y desembolsadas de acuerdo con los avances de ejecución de obras y de los ingresos recaudados.

ARTÍCULO 253. REGISTRO DE GASTOS EN LOS PROYECTOS DE INVERSIÓN. Los desembolsos de los fondos a través de convenios de empréstitos o donaciones deberán ingresar a la Cuenta del Tesoro Nacional para efectos de registro y, posteriormente, podrán ser depositados en las cuentas indicadas en dichos convenios o donaciones, para los efectos de su administración.

No se registrarán gastos en los proyectos de inversión con financiamiento local, si previamente no se han recibido los desembolsos correspondientes.

ARTÍCULO 254. REGISTRO DE LAS INVERSIONES FINANCIERAS DEL BANCO NACIONAL DE PANAMÁ, LA CAJA DE AHORROS Y LA CAJA DE SEGURO SOCIAL. Por la naturaleza de las inversiones financieras que realizan el Banco Nacional de Panamá, la Caja de Ahorros y la Caja de Seguro Social, los cuales compiten en el mercado financiero, se autoriza para que estas entidades en su Programa de Inversiones Financieras realicen las modificaciones en ejecución de las asignaciones presupuestarias, con la finalidad de mantener el equilibrio entre los gastos y el presupuesto autorizado.



De igual manera, esta medida se aplicará a los intereses que se pagan a los cuentahabientes de estas entidades financieras.

ARTÍCULO 255. CONTRATOS DE PRÉSTAMOS EXTERNOS. Los pliegos de cargos y demás documentos de las licitaciones para la ejecución de obras o adquisición de bienes y servicios, financiados con fondos provenientes de contratos de préstamos con organismos financieros internacionales o gobiernos extranjeros, podrán incluir las normas y procedimientos previstos en dichos contratos.

PARÁGRAFO. Solamente se comprometerá el pago con fuente externa cuando se haya recibido el desembolso o esté garantizada su recepción oficialmente.

SECCIÓN 4ª
MODIFICACIONES AL PRESUPUESTO

ARTÍCULO 256. TRASLADO DE PARTIDA. El traslado de partida es la transferencia de recursos en las partidas del Presupuesto, con saldo disponible de fondos o sin utilizar, a otras que se hayan quedado con saldos insuficientes o que no tengan asignación presupuestaria.

Los traslados de partidas se podrán realizar entre el 15 de enero y el 30 de noviembre; no obstante, podrán realizarse en cualquier época del año en el caso de obras de inversiones y gastos para la atención de servicios sociales.

Las instituciones públicas presentarán las solicitudes de traslados de saldos disponibles de fondos entre las partidas presupuestarias al Ministerio de Economía y Finanzas, el cual autorizará o no la correspondiente solicitud, previa verificación de la efectiva disponibilidad de los saldos no comprometidos. Los traslados de partidas de trescientos mil balboas (B/.300,000.00) o más se remitirán a la Comisión de Presupuesto de la Asamblea Nacional para su consideración. Si la Comisión de Presupuesto no realiza ninguna actuación dentro de los veinte días siguientes al recibo de la solicitud, se entenderá que ha sido aprobada la modificación correspondiente. Si por el contrario, la Comisión de Presupuesto realiza actuación, se suspende el término, y se comunicará a la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y a la entidad solicitante, hasta tanto la entidad solicitante realice la sustentación ante la Comisión, que la aprobará o la rechazará.



La documentación correspondiente a los traslados de partidas menores de trescientos mil balboas (B/.300,000.00) se remitirá a la Comisión de Presupuesto de la Asamblea Nacional. Esta Comisión podrá hacer las citaciones a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados.

PARÁGRAFO 1. En los casos de emergencia nacional declarada por el Consejo de Gabinete mediante resolución, se faculta al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, para realizar traslados de partidas con el fin de hacerle frente a dicha emergencia, por un monto de hasta un millón de balboas (B/.1,000,000.00). La documentación correspondiente se remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento. Esta Comisión podrá citar a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados.

PARÁGRAFO 2. No se podrá dividir el objeto de gasto de la partida presupuestaria en partes o grupos, con el fin de que el monto objeto del traslado no alcance los trescientos mil balboas (B/.300,000.00). Se exceptúan las transferencias corrientes y de capital a las Juntas Comunales y Municipios.

PARÁGRAFO 3. Los traslados de partidas que soliciten las entidades y que afecten los proyectos del Plan Estratégico de Gobierno deberán solicitarse primeramente a la Secretaría de Metas del Ministerio de la Presidencia para su evaluación y opinión. Posteriormente, se remitirán al Ministerio de Economía y Finanzas para su trámite correspondiente.

ARTÍCULO 257. LIMITACIONES A LOS TRASLADOS DE PARTIDAS. Las solicitudes de traslados de saldos de las partidas de gastos deberán ajustarse a las siguientes normas:

1. Los saldos de las partidas de servicios básicos y de contribuciones a la Caja de Seguro Social solamente se podrán utilizar para reforzar objetos de gastos entre sí, o sea entre servicios básicos y entre contribuciones a la Caja de Seguro Social.
2. Los saldos de las partidas de gastos de funcionamiento podrán ser trasladados entre sí, con excepción de los saldos de las partidas de sueldos fijos, de cuotas a organismos internacionales, y del Servicio de la Deuda Pública, cuando corresponda a ahorros comprobados, los cuales serán verificados por el Ministerio de Economía y Finanzas.



3. Los saldos de las partidas de funcionamiento podrán reforzar proyectos de inversión; no obstante, las partidas de inversión no podrán trasladarse para reforzar partidas de funcionamiento.
4. Los saldos de las partidas de inversiones podrán trasladarse entre sí.
5. La cancelación o posposición de proyectos de inversión presupuestados en la vigencia podrán reforzar otros proyectos con partidas insuficientes o crear nuevos proyectos de inversión.
6. Se prohíbe trasladar saldos disponibles para reforzar las partidas del objeto del gasto codificadas en el grupo de Asignaciones Globales, con excepción de los Gastos del Servicio Exterior y de Emergencias Nacionales.

ARTÍCULO 258. CRÉDITOS ADICIONALES. Los créditos adicionales son los que aumentan el monto del Presupuesto General del Estado y se dividen en dos clases: extraordinarios y suplementarios. Los extraordinarios son los que se aprueban con el fin de atender causas imprevistas y urgentes, así como los gastos que demanden la creación de un servicio y/o proyecto no previsto en el Presupuesto. Los suplementarios son los destinados a proveer la insuficiencia en las partidas existentes en el Presupuesto.

ARTÍCULO 259. VIABILIDAD DE LOS CRÉDITOS ADICIONALES. Los créditos adicionales serán viables cuando exista un superávit o excedente real en el Presupuesto de Ingresos, cuando exista un ingreso que no haya sido incluido en el Presupuesto o cuando se cree uno nuevo.

Dichas solicitudes de créditos adicionales se tramitarán de acuerdo con los niveles de ejecución de los programas, las actividades y los proyectos, demostrados por las entidades solicitantes.

ARTÍCULO 260. PLAZOS PARA LOS CRÉDITOS ADICIONALES. Los créditos adicionales que se generen en las instituciones públicas se solicitarán al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, acompañados de una justificación que permita a este Ministerio realizar un análisis evaluativo de su viabilidad. En el caso de las entidades del Sector Descentralizado, se deberá incluir la resolución de aprobación de la respectiva Junta Directiva. Las solicitudes se podrán presentar, entre el 1 de marzo y el 30 de septiembre del año de la vigencia del Presupuesto, al Ministerio de Economía y Finanzas, y a la Comisión de Presupuesto de la Asamblea Nacional hasta el 15 de octubre, a fin de ser votadas por esta.



El Consejo Económico Nacional y el Consejo de Gabinete, según lo que corresponda, por solicitud expresa del Presidente de la República, están facultados para considerar créditos adicionales fuera de los periodos establecidos en este artículo, y la Comisión de Presupuesto de la Asamblea Nacional estará facultada para darles el trámite correspondiente.

ARTÍCULO 261. PROCEDIMIENTO DE LOS CRÉDITOS ADICIONALES. Las instituciones públicas presentarán las solicitudes de créditos adicionales al Ministerio de Economía y Finanzas, el cual elaborará el proyecto de resolución.

Cuando el proyecto de resolución recomendado no exceda un monto de tres millones de balboas (B/.3,000,000.00), será remitido al Consejo Económico Nacional para su aprobación y, posteriormente, junto con el informe sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, se someterá a la aprobación final de la Comisión de Presupuesto de la Asamblea Nacional. Cuando el proyecto de resolución recomendado exceda un monto de tres millones de balboas (B/.3,000,000.00), se remitirá al Consejo Económico Nacional para que emita su opinión favorable; posteriormente, junto con el informe favorable sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, será remitido para la aprobación del Consejo de Gabinete, que lo remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo.

La Contraloría General de la República deberá pronunciarse por escrito sobre la viabilidad financiera y la conveniencia, en un plazo no mayor de quince días hábiles, contado desde la fecha en que recibe la documentación enviada por el Ministerio de Economía y Finanzas.

ARTÍCULO 262. MODIFICACIONES PRESUPUESTARIAS ENTRE INSTITUCIONES. El Ministerio de Economía y Finanzas podrá tramitar modificaciones al Presupuesto General del Estado, a través de la Dirección de Presupuesto de la Nación, por medio de la reducción del monto de una o más instituciones, con el propósito de incrementar la asignación de otra u otras, mediante el procedimiento de traslado de partidas.

ARTÍCULO 263. GASTO TRIBUTARIO. Son las concesiones o exenciones (subsidios u otros) a una estructura tributaria que reducen la recaudación de ingresos del Gobierno.



El Ministerio de Economía y Finanzas registrará el gasto tributario a través de la Dirección Nacional de Contabilidad, la cual las coordinará con la Dirección General de Ingresos, las entidades ejecutoras de Gobierno Central que den reconocimiento a este tipo de gastos y la Contraloría General de la República.

ARTÍCULO 264. MODIFICACIÓN A LA ESTRUCTURA DE PUESTOS. Las modificaciones a la estructura de puestos que requieran las instituciones públicas, cuyos cargos se encuentran acreditados en la Carrera Administrativa, deberán ser solicitadas a la Dirección General de Carrera Administrativa, que las evaluará y recomendará, a partir del 15 de enero hasta el 15 de septiembre, posteriormente las remitirá al Ministerio de Economía y Finanzas para su evaluación y registro. Los cargos o las entidades que no están acreditadas en la Carrera Administrativa remitirán al Ministerio de Economía y Finanzas, a partir del 15 de enero hasta el 15 de septiembre, las solicitudes de modificaciones, a fin de eliminar posiciones vacantes, crear posiciones nuevas, modificar posiciones existentes y asignar dietas y sobresueldos debidamente autorizados. El Ministerio de Economía y Finanzas enviará a la Comisión de Presupuesto de la Asamblea Nacional la documentación correspondiente para su conocimiento.

El monto de los aumentos y de las creaciones establecidas en los cambios de la estructura de puestos solo podrá ser financiado mediante la disminución y eliminación de puestos.

Cuando la modificación a la estructura de puestos solicitada conlleva un traslado de partida, este podrá ser tramitado simultáneamente con la solicitud de modificación.

En el caso de las solicitudes que incluyan cargos bajo el régimen de Carrera Administrativa, deberán adjuntar la recomendación favorable de la Dirección General de Carrera Administrativa. El Ministerio de Economía y Finanzas determinará la forma en que dichas solicitudes serán presentadas mediante el procedimiento de resoluciones.

CAPÍTULO III
SEGUIMIENTO Y EVALUACIÓN DEL PRESUPUESTO

ARTÍCULO 265. SEGUIMIENTO Y EVALUACIÓN. Seguimiento es verificar si la ejecución del Presupuesto se está realizando de acuerdo con los planes, programas, proyectos y decisiones, así como identificar problemas y solucionarlos. Evaluación es



verificar si los resultados obtenidos y logros alcanzados han sido oportunos y a costos razonables, y reajustar los programas si es indispensable.

ARTÍCULO 266. PROCEDIMIENTO. El Ministerio de Economía y Finanzas realizará el seguimiento y la evaluación de los programas incluidos en el Presupuesto General del Estado para asegurar que su avance físico y financiero corresponda a lo previsto.

En caso de determinarse atraso en los calendarios de ejecución preparados por las propias instituciones ejecutoras, el Ministerio de Economía y Finanzas podrá retener los pagos, con base en las asignaciones mensuales establecidas, hasta que se solucionen los problemas que obstaculizan la ejecución del Presupuesto.

El Ministerio de Economía y Finanzas dará seguimiento a la ejecución financiera del Sector Público y, si en cualquier época del año considera fundadamente que el total de los ingresos disponibles pueda ser inferior al total de los gastos autorizados en el Presupuesto General del Estado, presentará un plan de contención del gasto público al Consejo de Gabinete para su aprobación y posterior comunicación a las instituciones públicas. Este plan también podrá ser aprobado mediante resolución ejecutiva, con el concepto favorable de la Comisión de Presupuesto de la Asamblea Nacional, para lo cual el Órgano Ejecutivo remitirá toda la documentación necesaria a dicha Comisión.

El Ministerio de Economía y Finanzas también podrá presentar al Órgano Ejecutivo un plan de reducción del gasto público, cuando en cualquier época del año los ingresos efectivamente recaudados sean inferiores a los presupuestados y no exista previsión para solventar tal condición. Este plan será sometido a la aprobación del Consejo de Gabinete y a la Comisión de Presupuesto de la Asamblea Nacional, para la correspondiente modificación del Presupuesto General del Estado.

PARÁGRAFO 1. Los ajustes por contención o reducción del gasto a los presupuestos del Órgano Legislativo, del Órgano Judicial, del Ministerio Público, del Tribunal Electoral, de la Defensoría del Pueblo y de la Contraloría General de la República no serán porcentualmente superiores en cada una de estas instituciones al ajuste del Presupuesto General del Estado, y afectarán los renglones que estas determinen, respetando los gastos de forzoso cumplimiento.



PARÁGRAFO 2. Desde el año fiscal en que se inicie un presupuesto de elecciones con miras a la realización de estas y hasta el año fiscal en que se celebren, el Tribunal Electoral queda exceptuado de la aplicación de esta norma restrictiva. Durante este periodo, el Tribunal Electoral tendrá siempre a su disposición las partidas que le hubieran sido aprobadas en el Presupuesto General del Estado.

ARTÍCULO 267. PLAZOS E INFORMES. Las instituciones públicas remitirán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que muestre la ejecución presupuestaria con todos los detalles que sean solicitados, especialmente la información referente a sus ingresos, gastos, inversiones, deuda pública, flujo de caja, gestión administrativa, indicadores de gestión, logros programáticos y volúmenes de trabajo. En adición y dentro de los primeros diez días del vencimiento de cada trimestre, presentarán a estas instituciones una copia de sus estados financieros.

Con base en lo anterior, el Ministerio de Economía y Finanzas, junto con la Contraloría General de la República, presentará a la Presidencia de la República y a la Comisión de Presupuesto de la Asamblea Nacional un informe trimestral analítico consolidado sobre la Ejecución Presupuestaria del Sector Público dentro de los cuarenta y cinco días siguientes a la terminación del trimestre correspondiente. El Ministerio de Economía y Finanzas presentará el Informe Trimestral de Ejecución Física y Financiera de las Inversiones del Sector Público, que incluye las inversiones financiadas por el Fondo Fiduciario para el Desarrollo. La ejecución presupuestaria de los egresos o gastos deberá reflejar los compromisos registrados en la contabilidad presupuestaria a la fecha de presentación del informe, ajustados los gastos contingentes que se hayan comprometido.

La Contraloría General de la República presentará al Órgano Ejecutivo y al Órgano Legislativo un informe trimestral sobre el estado financiero de la Administración Pública, sin perjuicio de hacerlo con mayor frecuencia cuando las circunstancias lo ameriten o cuando le sea requerido por cualquiera de estos. Por su parte, el Ministerio de Economía y Finanzas presentará trimestralmente a la Comisión de Presupuesto un informe sobre el Estado de la Deuda Pública y su servicio. Estos informes se presentarán dentro de los cuarenta y cinco días siguientes a la terminación del siguiente trimestre.

ARTÍCULO 268. REASIGNACIÓN DE PARTIDAS PRESUPUESTARIAS. Con la finalidad de dar seguimiento a la ejecución de las partidas presupuestarias consignadas en



el presupuesto mensualizado, el Ministerio de Economía y Finanzas evaluará dicha ejecución y determinará la reasignación de partidas presupuestarias al Presupuesto General del Estado, a través de traslados de partidas presupuestarias, con el propósito de fortalecer prioridades en programas, proyectos y/o actividades con insuficiencias o con falta de asignación presupuestaria en otras entidades o programas.

CAPÍTULO IV
CIERRE Y LIQUIDACIÓN DEL PRESUPUESTO

ARTÍCULO 269. CIERRE PRESUPUESTARIO. Cierre es la finalización de la vigencia presupuestaria anual después de la cual no se registra recaudación de ingresos ni se realiza compromiso de gastos con cargo al Presupuesto clausurado. El cierre se realizará el 31 de diciembre del 2011.

El Ministerio de Economía y Finanzas presentará el informe de cierre a la Comisión de Presupuesto de la Asamblea Nacional para analizar el cumplimiento en la ejecución del Presupuesto General del Estado, a más tardar dentro de los sesenta días siguientes al cierre fiscal.

ARTÍCULO 270. RESERVA DE CAJA. Con el propósito de facilitar el cierre del Presupuesto, las instituciones públicas deberán solicitar al Ministerio de Economía y Finanzas reservas de caja de los compromisos devengados existentes al 31 de diciembre, estos deben ser pagados a más tardar el último día laborable del mes de abril del siguiente año.

Para el caso de proyectos o cuentas que cubren más de una vigencia, las instituciones deberán incluir en las solicitudes de reserva solamente los compromisos a pagar durante el año de la vigencia presupuestaria.

ARTÍCULO 271. LIQUIDACIÓN PRESUPUESTARIA. Liquidación es el conocimiento de los resultados de la ejecución presupuestaria de la situación financiera del Sector Público. La liquidación del Presupuesto del 2011 se realizará hasta el 30 de abril del año 2012.

Corresponde al Ministerio de Economía y Finanzas, coordinadamente con la Contraloría General de la República, realizar la liquidación del Presupuesto General del Estado, con



base en los informes presentados por las entidades públicas y en la información proporcionada por la contabilidad gubernamental.

ARTÍCULO 272. SALDO EN CAJA LIBRE. El saldo en caja libre es la disponibilidad financiera de recursos menos las reservas de caja autorizadas por el Ministerio de Economía y Finanzas.

CAPÍTULO V
DISPOSICIONES VARIAS

ARTÍCULO 273. PRESENTACIÓN DE ANTEPROYECTO DE PRESUPUESTO. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas su anteproyecto de presupuesto para cada vigencia fiscal, a más tardar el 30 de abril de cada año. A las entidades que no cumplan con esta disposición, se les tomará como anteproyecto la cifra preliminar que presenta el Ministerio de Economía y Finanzas a través de la Dirección de Presupuesto de la Nación.

El anteproyecto de presupuesto deberá incluir los indicadores de gestión, los objetivos y metas programáticas vinculadas con los recursos, así como las proyecciones de ingresos y gastos de funcionamiento e inversión, a mediano plazo, para un periodo no menor de tres años adicionales.

ARTÍCULO 274. MODIFICACIÓN A LA ESTRUCTURA PROGRAMÁTICA. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas, a partir del 1 de febrero hasta el 30 de abril, modificaciones a su estructura programática, a través de la Dirección de Presupuesto de la Nación, que las evaluará y recomendará.

ARTÍCULO 275. TRASLADOS DE FUNCIONARIOS ENTRE ENTIDADES DEL ESTADO. Del 15 de enero hasta el 30 de junio y previa consulta a la Dirección General de Carrera Administrativa, el servidor público nombrado para prestar servicios en una entidad del Estado, que es requerido por otra, podrá ser transferido a esta última mediante la solicitud formulada al Ministerio de Economía y Finanzas por la institución interesada, la aceptación de la institución que hizo el nombramiento y el consentimiento del funcionario afectado. El Ministerio de Economía y Finanzas preparará la resolución ejecutiva correspondiente con el detalle de las afectaciones presupuestarias y, una vez aprobada, comunicará la acción a las entidades involucradas y a la Contraloría General de



la República. La ejecución de esta decisión requerirá únicamente de la aprobación del Presidente de la República y del acta de inicio de labores correspondiente.

ARTÍCULO 276. AUTORIZACIÓN PARA DESCUENTOS MENSUALES DE LAS CUENTAS CORRIENTES DE LAS INSTITUCIONES. Se autoriza al Ministerio de Economía y Finanzas, a través de la Dirección General de Tesorería, para que instruya al Banco Nacional de Panamá a descontar mensualmente, de las cuentas corrientes de las instituciones públicas, las sumas de dinero correspondientes a su cuenta de consumo de servicios básicos (agua, teléfono, aseo y energía eléctrica), contribuciones a la seguridad social y aportes al Gobierno Central.

Se incluyen en esta disposición las transferencias o aportes a favor de instituciones públicas, consignadas en los presupuestos de las instituciones receptoras como parte de sus ingresos, así como las establecidas por leyes especiales.

ARTÍCULO 277. COMPENSACIÓN DE CRÉDITOS Y DÉBITOS ENTRE INSTITUCIONES PÚBLICAS. Se autoriza la compensación de créditos a favor y deudas a cargo del Gobierno Central, entre este y las entidades del Sector Descentralizado, y de estas entre sí. La autorización para la compensación en referencia estará a cargo del Órgano Ejecutivo a través del Consejo de Gabinete. Para hacer efectiva esta disposición, deberá cumplirse con los mecanismos presupuestarios correspondientes.

A los efectos de cumplir con los trámites de compensación antes señalados, el Ministerio de Economía y Finanzas, junto con las entidades afectadas, acordará el procedimiento apropiado para los ajustes y registros necesarios. Este procedimiento deberá ser notificado a la Contraloría General de la República y a la Comisión de Presupuesto.

ARTÍCULO 278. INFORME SOBRE POLÍTICAS Y SISTEMA SALARIAL. Con el propósito de conformar una base de datos central del sistema presupuestario y salarial, las instituciones públicas deberán remitir mensualmente al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional copias de sus respectivos sistemas de planilla con la siguiente información:

1. Datos básicos individuales de cada funcionario.
2. Clase ocupacional a la que pertenece el funcionario.
3. Carrera y régimen al que pertenece.
4. Unidad organizativa a la que pertenece.
5. Clasificación presupuestaria programática del cargo.



6. Conceptos e importes pagados según la planilla.

PARÁGRAFO. La Dirección General de Carrera Administrativa tendrá acceso a esta información. Se faculta al Ministerio de Economía y Finanzas para que establezca los procedimientos necesarios a efecto de cumplir con esta disposición.

ARTÍCULO 279. MANUAL DE ORGANIZACIÓN Y DE CLASES OCUPACIONALES. Las instituciones del Sector Público deberán actualizar sus respectivos manuales institucionales de organización y de clases ocupacionales, según la metodología adoptada por el Ministerio de Economía y Finanzas y la Dirección General de Carrera Administrativa, en lo que corresponde al Manual de Clases Ocupacionales.

La actualización de ambos manuales será adoptada para la elaboración de los subsiguientes presupuestos.

ARTÍCULO 280. BONIFICACIÓN POR ANTIGÜEDAD A LOS SERVIDORES PÚBLICOS DE CARRERA ADMINISTRATIVA Y DE CARRERA DEL SERVICIO LEGISLATIVO. La bonificación por antigüedad se calcula tomando en cuenta los años laborados, desde la adquisición del estatus de servidor público de Carrera Administrativa o de Carrera del Servicio Legislativo al último sueldo devengado, cuyo derecho se adquiere por renuncia, jubilación o reducción de fuerza.

El servidor público, al completar diez años de servicio, tendrá derecho a cuatro meses de sueldo por bonificación; al completar quince años de servicio, tendrá derecho a seis meses de sueldo por bonificación; al completar veinte años de servicio, tendrá derecho a ocho meses de sueldo por bonificación, y al completar veinticinco años de servicio, tendrá derecho a diez meses de sueldo por bonificación.

Para tales efectos, las instituciones incorporadas al Régimen de Carrera Administrativa deben establecer las reservas correspondientes en cada anteproyecto de presupuesto.

En caso de fallecimiento del servidor público, se le concederá seis meses de sueldo al beneficiario previamente designado o, en su defecto, a sus herederos.

ARTÍCULO 281. MODIFICACIÓN A LA ESTRUCTURA ORGANIZATIVA. Las instituciones del Sector Público podrán solicitar, al Ministerio de Economía y Finanzas,



Finanzas y al Ministerio de Educación, para que puedan proceder a incluir dichas sumas en el presupuesto y para los fines propuestos por la Ley 49 de 2002.

ARTÍCULO 286. AFECTACIONES PRESUPUESTARIAS. Todas las afectaciones presupuestarias que realicen las instituciones públicas deberán ser imputadas a los objetos de gastos establecidos en el Manual de Clasificaciones Presupuestarias del Gasto Público, autorizado por el Ministerio de Economía y Finanzas.

ARTÍCULO 287. APLICACIÓN DE LAS NORMAS. Se autoriza al Ministerio de Economía y Finanzas y a la Contraloría General de la República para que, mediante instructivos, circulares y cualquiera otra forma de comunicación que estimen apropiada, instruyan a las instituciones públicas sobre la correcta aplicación de estas Normas Generales de Administración Presupuestaria. Dichas comunicaciones serán remitidas igualmente a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

ARTÍCULO 288. VIGENCIA. Esta Ley comenzará a regir desde el 1 de enero del 2011.

COMUNÍQUESE Y CÚMPLASE.

Proyecto 185 de 2010 aprobado en tercer debate, en el Palacio Justo Arosemena, ciudad de Panamá, a los días 21 del mes de octubre del año dos mil diez.

El Presidente,



José Muñoz Molina

El Secretario General,



Wigberto E. Quintero G.



modificaciones a su estructura organizativa, a través de la Dirección de Desarrollo Institucional del Estado, que la evaluará y autorizará.

ARTÍCULO 282. CONTROL PREVIO. Para los efectos de esta Ley, se entiende por Control Previo la fiscalización y el análisis de las actuaciones administrativas que afectan o puedan afectar un patrimonio público, antes de que tal afectación se produzca, a fin de lograr que se realicen con corrección y dentro de los marcos legales. Para tal fin, la Contraloría General de la República, a través del funcionario que la represente, consignará su conformidad con acto de manejo mediante su refrendo, una vez se compruebe que cumple con los requisitos legales necesarios. Por el contrario, cuando medien razones jurídicas objetivas que ameriten la oposición de la Contraloría a que el acto se emita, el representante de dicha institución improbará el acto por escrito e indicará al funcionario u organismo encargado de emitirlo las razones en que se funda tal improbación. El refrendo a que se refiere este artículo puede hacerse vía electrónica.

El Control Objetivo o Previo se limitará a la verificación de la partida de gasto autorizada por la Ley de Presupuesto General del Estado y las normas legales aplicables. Este control se aplicará en los contratos y actos públicos, de conformidad con la legislación correspondiente.

ARTÍCULO 283. INVERSIONES SOCIALES A TRAVÉS DEL PROGRAMA DE DINAMIZACIÓN. Las inversiones públicas podrán ejecutarse a través del Programa de Dinamización de Inversiones para aplicar las normas del Convenio con el Programa de las Naciones Unidas para el Desarrollo (PNUD) o cualesquiera otros programas que autorice el Órgano Ejecutivo.

ARTÍCULO 284. CONTRATACIONES QUE CELEBRE EL PROGRAMA DE AYUDA NACIONAL- PAN. Los contratos que celebre el Programa de Ayuda Nacional- PAN estarán exceptuados de la aplicación de la Ley 22 de 2006 hasta el 31 de diciembre de 2011.

ARTÍCULO 285. SALDO DE VIGENCIA DE SEGURO EDUCATIVO. La Contraloría General de la República, según lo establecido en la Ley 49 de 2002, que modifica artículos del Decreto de Gabinete 168 de 1971, sobre el Seguro Educativo, modificado por las leyes 13 y 16 de 1987, deberá certificar, a más tardar el 15 de enero del año 2011, sobre el excedente del Seguro Educativo existente, al Ministerio de Economía y



ÓRGANO EJECUTIVO NACIONAL. PRESIDENCIA DE LA REPÚBLICA.

PANAMÁ, REPÚBLICA DE PANAMÁ, DE 2 DE noviembre DE 2010.



RICARDO MARTINELLI BERROCAL
Presidente de la República



ALBERTO VALLARINO CLÉMENT
Ministro de Economía y Finanzas


SEC MAIL PROCESSING
RECEIVED
OCT - 3 2011
WASH, D.C.
191
SECTION

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0327
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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Panama
Exact name of registrant as specified in charter

0000076027
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2010
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-07558
SEC file number, if available

S-__________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-__________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2010
Report period (if applicable)

____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Panama City, Republic of Panama, on the___day of September, 2011.

REPUBLIC OF PANAMA

By: [signature]
Mahesh C. Khemlani
Vice Minister of Finance of the Republic of Panama

Exhibit begins on page 4 of 136

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Panama's Annual Report on Form 18-K for the year ended December 31, 2010 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the 2011 Annual Budget of the Republic of Panama (in Spanish).

EXHIBIT C

REPÚBLICA DE PANAMÁ
ASAMBLEA NACIONAL
LEGISPAN
LEGISLACIÓN DE LA REPÚBLICA DE PANAMÁ

Tipo de Norma: LEY

Número: 75 *Referencia:*

Año: 2010 *Fecha(dd-mm-aaaa):* 02-11-2010

Titulo: QUE DICTA EL PRESUPUESTO GENERAL DEL ESTADO PARA LA VIGENCIA FISCAL DE 2011.

Dictada por: ASAMBLEA NACIONAL

Gaceta Oficial: 26655-A *Publicada el:* 02-11-2010

Rama del Derecho: DER. FINANCIERO

Palabras Claves: Presupuesto, Código Fiscal, Finanzas públicas

Páginas: 130 *Tamaño en Mb:* 5.045

Rollo: 578 *Posición:* 172

LEY 75

De 2 de noviembre de 2010

Que dicta el Presupuesto General del Estado para la vigencia fiscal de 2011

LA ASAMBLEA NACIONAL

DECRETA:

TÍTULO I

RESUMEN DEL PRESUPUESTO GENERAL DEL ESTADO

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS DEL PRESUPUESTO GENERAL DEL ESTADO

ARTÍCULO 1. Apruébase el Presupuesto General del Estado para la vigencia fiscal de 2011 cuyo resumen por grupos institucionales e ingresos y gastos se expresan a continuación en Balboas:

GRUPOS INSTITUCIONALES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
0. GOBIERNO CENTRAL	5,750,634,675	1,665,747,429	7,416,382,104	4,170,486,982	3,245,395,122	7,415,882,104
1. INSTITUCIONES DESCENTRALIZADAS	3,044,878,100	839,815,600	3,884,693,700	2,658,754,550	1,225,939,150	3,884,693,700
2. EMPRESAS PÚBLICAS	833,772,800	191,141,600	1,024,914,400	725,600,300	299,314,100	1,024,914,400
3. INTERMEDIARIOS FINANCIEROS	462,605,800	1,597,042,900	2,059,648,700	393,586,300	1,666,062,400	2,059,648,700
TOTAL	10,891,891,375	4,293,247,529	14,385,138,904	7,948,428,132	6,436,710,772	14,385,138,904
MENOS TRANSFERENCIAS INTER INSTITUCIONALES	991,704,600	384,135,100	1,375,839,700	991,704,600	384,135,100	1,375,839,700
TOTAL PRESUPUESTO GENERAL DEL ESTADO	9,900,186,775	3,909,112,429	13,009,299,204	6,956,723,532	6,052,575,672	13,009,299,204



ARTÍCULO 2. Apruébase los gastos corrientes del Presupuesto General del Estado para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas :

GRUPOS INSTITUCIONALES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	APORTE AL FISCO	INTERESES DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	2,045,270,898	641,891,700	702,703,500	0	780,620,884	4,170,486,982
1. INSTITUCIONES DESCENTRALIZADAS	1,378,398,764	1,254,534,986	0	25,800,800	20,000	2,658,754,550
2. EMPRESAS PÚBLICAS	387,812,900	64,793,100	6,600,000	252,602,900	13,791,400	725,600,300
3. INTERMEDIARIOS FINANCIEROS	288,328,700	98,453,700	0	0	6,803,900	393,586,300
TOTAL	4,099,811,262	2,059,673,486	709,303,500	278,403,700	801,236,184	7,948,428,132

ARTÍCULO 3. Apruébase los gastos de capital del Presupuesto General del Estado para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	2,284,314,330	11,035,163	371,026,100	579,019.529	3.245.395.122
1. INSTITUCIONES DESCENTRALIZADAS	1,212,036,900	11,382,250	0	2,520,000	1,225,939,150
2. EMPRESAS PÚBLICAS	275,239,400	2,568,300	0	21,506,400	299,314,100
3. INTERMEDIARIOS FINANCIEROS	1,637,700,000	15,332,600	0	13,029,800	1,666,062,400
TOTAL	5,409,290,630	40,318,313	371,026,100	616,075,729	6,436,710,772

CAPÍTULO II
POLITÍCA SECTORIAL DEL GASTO PÚBLICO Y ASIGNACIÓN DE RECURSOS

ARTÍCULO 4. La administración de los gastos corrientes y gastos de capital se ejecutará de acuerdo a la siguiente politica sectorial y asignacion de recursos en Balboas:

SECTORES	ASIGNACIÓN DE RECURSOS	PORCENTAJE (%)
DESARROLLO DE LOS SERVICIOS SOCIALES	5,982,843,191	45.99
DESARROLLO DE LA INFRAESTRUCTURA	1,067,446,000	8.21
DESARROLLO Y FOMENTO DE LA PRODUCCIÓN	2,869,928,600	22.06
SERVICIOS GENERALES	1,688,875,900	12.98
SERVICIO DE LA DEUDA PÚBLICA	1,400,205,513	10.76
TOTAL	13,009,299,204	100.00



CAPÍTULO III

PRESUPUESTO DEL SECTOR PÚBLICO NO FINANCIERO

ARTÍCULO 5. Apruébase el Presupuesto del Sector Público No Financiero (SPNF) para la vigencia fiscal de 2011 cuyo resumen de ingresos y gastos se expresan a continuación en Balboas :

DETALLE	TOTAL
INGRESOS TOTALES	**8,801,232,975**
INGRESOS CORRIENTES	8,544,532,475
RECURSOS DEL PATRIMONIO	219,189,100
DONACIONES	37,511,400
GASTOS CORRIENTES	**6,633,978,245**
SERVICIOS PERSONALES	2,576,596,749
SERVICIOS NO PERSONALES	645,576,283
MATERIALES Y SUMINISTROS	547,584,929
MAQUINARIA Y EQUIPO	23,712,113
INVERSIÓN FINANCIERA	2,620,000
TRANSFERENCIAS CORRIENTES	1,964,144,886
ASIGNACIONES GLOBALES	17,697,100
SEGURO EDUCATIVO	61,655,601
INTERESES DE LA DEUDA	794,390,584
INTERNA	76,165,058
EXTERNA	718,225,526
SUPERÁVIT/DEFICIT CORRIENTE	**1,910,554,230**
INVERSIÓN	**2,593,187,730**
CORRIENTE	2,593,187,730
BALANCE	**-425,933,000**
FINANCIAMIENTO	**425,933,000**
INTERNO NETO	-601,140,130
CRÉDITO INTERNO	46,957,300
SALDO EN CAJA	36,906,000
USO RESERVA	497,512,000
INVERSIÓN FINANCIERA	-1,095,457,500
AMORTIZACIÓN	-87,057,930
EXTERNO NETO	1,027,073,130
CRÉDITO EXTERNO	1,542,820,529
AMORTIZACIÓN	-515,747,399



TÍTULO II

PRESUPUESTO DEL GOBIERNO CENTRAL

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS

ARTÍCULO 6. Apruébase el Presupuesto del Gobierno Central para la vigencia fiscal de 2011 cuyo resumen de ingresos y de gastos se expresan a continuación en Balboas:

INGRESOS		GASTOS	
TOTAL	7,415,882,104	TOTAL	7,415,882,104
1. INGRESOS CORRIENTES	5,750,634,675	1. GASTOS CORRIENTES	4,170,486,982
1.1. INGRESOS TRIBUTARIOS	3,923,069,498	1.1. GASTOS DE OPERACIÓN	2,045,270,898
1.1.1. IMPUESTOS DIRECTOS	1,989,892,498		
1.1.2. IMPUESTOS INDIRECTOS	1,933,177,000	1.2. TRANSFERENCIAS CORRIENTES Y SUBSIDIOS	1,344,595,200
		TRANSFERENCIAS CORRIENTES	641,891,700
1.2. INGRESOS NO TRIBUTARIOS	1,688,567,777	TRANSFERENCIAS PROPIAS	432,368,900
1.2.1. RENTA DE ACTIVOS	23,973,000	TRANSFERENCIAS C.S.S.	209,522,800
1.2.2. PART. EN UTILIDADES EMPRESAS	765,933,300	SUBSIDIOS	702,703,500
1.2.3. TRANSFERENCIAS CORRIENTES	6,432,465	1.3. INTERESES DE LA DEUDA PÚBLICA	780,620,884
1.2.4. TASAS Y DERECHOS	573,283,000		
1.2.5. CONTRIBUCIÓN DE MEJORAS	4,397,800		
1.2.6. INGRESOS VARIOS	36,144,512		
1.2.7. APORTE AL FISCO	278,403,700		
1.3. OTROS INGRESOS CORRIENTES	98,997,400		
1.3.2. INTERESES Y COMISIONES GANADOS	98,997,400		
1.4. SALDO EN CAJA Y EN BANCO			
1.4.2. DISPONIBLE LIBRE EN BANCO			
1.5. INGRESO DE GESTIÓN	40,000,000		
2. INGRESOS DE CAPITAL	1,665,247,429	2. GASTOS DE CAPITAL	3,245,395,122
2.1. RECURSOS DEL PATRIMONIO	114,841,200	(Maquinaria y Equipo e Inversion Financiera)	2,284,314,330
2.1.1. VENTA DE ACTIVOS	100,000,000	2.2. OTROS GASTOS DE CAPITAL	11,035,163
2.1.3. RECUPERACIÓN DE PRÉSTAMOS	14,609,000	2.3. TRANSFERENCIAS DE CAPITAL	371,026,100
2.1.4. RECUPERACIÓN DE COLOCACIONES	232,200	2.4. AMORTIZACION DE LA DEUDA PÚBLICA	579,019,529
2.2. RECURSOS DEL CRÉDITO	1,523,440,329		
2.2.1. CRÉDITO INTERNO	4,000,000		
2.2.2. CRÉDITO EXTERNO	1,519,440,329		
2.3. OTROS INGRESOS DE CAPITAL	19,935,600		
2.3.2. TRANSFERENCIA DE CAPITAL	19,935,600		
2.4. SALDO EN CAJA Y BANCO	7,030,300		
2.4.2. DISPONIBLE LIBRE EN BANCO	7,030,300		



ARTÍCULO 7. Apruébase los gastos corrientes del Presupuesto del Gobierno Central para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES				
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	**2,045,270,898**	**641,891,700**	**702,703,500**	**780,620,884**	**4,170,486,982**
ASAMBLEA NACIONAL	56,503,700	1,384,000	0	0	57,887,700
CONTRALORÍA GENERAL DE LA REPÚBLICA	81,114,400	138,700	0	0	81.253.100
MINISTERIO DE LA PRESIDENCIA	65,729,200	9,510,000	7,147,200	0	82,386,400
MINISTERIO DE RELACIONES EXTERIORES	44,571,700	2,257,300	0	0	46,829,000
MINISTERIO DE EDUCACIÓN	640,677,101	26,398,600	274,047,700	0	941,123,401
MINISTERIO DE COMERCIO E INDUSTRIAS	20,331,637	3,360,900	18,913,300	0	42,605,837
MINISTERIO DE OBRAS PÚBLICAS	31,926,500	75,500	0	0	32.002,000
MINISTERIO DE DESARROLLO AGROPECUARIO	33,342,300	1,316,300	19,216,500	0	53,875,100
MINISTERIO DE SALUD	335,265,300	219,711,100	295,528,500	0	850,504,900
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	23,816,200	460,700	0	0	24.276,900
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	19,191,300	160,200	1,125,000	0	20,476,500
MINISTERIO DE ECONOMÍA Y FINANZAS	77,119,000	298,343,600	71,702,100	0	447,164,700
MINISTERIO DE GOBIERNO	59,168,360	27,989,400	6,000,000	0	93,157,760
MINISTERIO DE SEGURIDAD PÚBLICA	368,505,400	41,749,200	0	0	410,254,600
MINISTERIO DE DESARROLLO SOCIAL	15,602,400	3,557,200	9,023,200	0	28,182,800
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	2,044,000	3,500	0	0	2,047,500
ÓRGANO JUDICIAL	65,864,800	409,500	0	0	66,274,300
PROCURADURÍA GENERAL DE LA NACIÓN	52,891,400	442,100	0	0	53.333,500
PROCURADURÍA DE LA ADMINISTRACIÓN	3,060,000	150,800	0	0	3,210,800
TRIBUNAL ELECTORAL	23,745,700	4,274,300	0	0	28,020,000
FISCALÍA GENERAL ELECTORAL	3,283,900	0	0	0	3,283,900
OTROS GASTOS DE LA ADMINISTRACIÓN	13,288,700	51,800	0	0	13,340,500
TRIBUNAL DE CUENTAS	2,570,200	51,500	0	0	2,621,700
FISCALÍA DE CUENTAS	2,115,300	19,300	0	0	2,134,600
DEFENSORÍA DEL PUEBLO	3,542,400	76,200	0	0	3,618,600
DEUDA PÚBLICA	0	0	0	780,620,884	780,620,884



ARTÍCULO 8. Apruébase los gastos de capital del Presupuesto del Gobierno Central para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	**2,284,314,330**	**11,035,163**	**371,026,100**	**579,019,529**	**3,245,395,122**
ASAMBLEA NACIONAL	9.053,000	0	0	0	9,053,000
CONTRALORÍA GENERAL DE LA REPÚBLICA	7,358,400	0	0	0	7,358,400
MINISTERIO DE LA PRESIDENCIA	539,627,200	0	55,658,900	0	595.286.100
MINISTERIO DE RELACIONES EXTERIORES	3,011,200	0	0	0	3,011,200
MINISTERIO DE EDUCACIÓN	129,098,999	0	116,298,800	0	245,397,799
MINISTERIO DE COMERCIO E INDUSTRIAS	18,948,900	1,677,263	29,895,500	0	50,521,663
MINISTERIO DE OBRAS PÚBLICAS	619,755,100	266,600	0	0	620.021.700
MINISTERIO DE DESARROLLO AGROPECUARIO	43,903,100	1,000	9,509,800	0	53,413,900
MINISTERIO DE SALUD	174,394,000	0	53,984,000	0	228,378.000
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	25,789,000	0	50,000,000	0	75.789,000
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	111,125,600	15,700	0	0	111.141,300
MINISTERIO DE ECONOMÍA Y FINANZAS	275,577,991	456,300	10,614,600	0	286,648,891
MINISTERIO DE GOBIERNO	49,509,040	0	40,115,000	0	89,624,040
MINISTERIO DE SEGURIDAD PÚBLICA	73,574,100	6,591,900	0	0	80,166.000
MINISTERIO DE DESARROLLO SOCIAL	161,373,200	5,500	4,949,500	0	166,328,200
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	0	307,000	0	0	307,000
ÓRGANO JUDICIAL	16,683,700	1,425,900	0	0	18,109,600
PROCURADURÍA GENERAL DE LA NACIÓN	18,643,900	0	0	0	18,643.900
PROCURADURÍA DE LA ADMINISTRACIÓN	1,482,300	0	0	0	1,482,300
TRIBUNAL ELECTORAL	4,397,000	0	0	0	4,397,000
FISCALÍA GENERAL ELECTORAL	0	0	0	0	0
OTROS GASTOS DE LA ADMINISTRACIÓN	0	199,800	0	0	199,800
TRIBUNAL DE CUENTAS	355,500	0	0	0	355,500
FISCALÍA DE CUENTAS	483,100	0	0	0	483,100
DEFENSORÍA DEL PUEBLO	170,000	88,200	0	0	258,200
DEUDA PÚBLICA	0	0	0	579,019,529	579,019,529



CAPÍTULO II
PRESUPUESTO DE INGRESOS

ARTÍCULO 9. Apruébase el presupuesto de ingresos del Gobierno Central para la vigencia fiscal de 2011 por un monto de B/.7,415,882,104 de acuerdo con el siguiente detalle:

CODIGO	DETALLE	ASIGNADO
0.55.0.0.0.0.00	GOBIERNO CENTRAL	7,415,882,104
0.55.1.0.0.0.00	INGRESOS CORRIENTES	5,750,634,675
0.55.1.1.0.0.00	INGRESOS TRIBUTARIOS	3,923,069,498
0.55.1.1.1.0.00	IMPUESTOS DIRECTOS	1,989,892,498
0.55.1.1.1.1.00	SOBRE LA RENTA	1,655,491,030
0.55.1.1.1.1.01	PERSONA NATURAL	42,620,000
0.55.1.1.1.1.02	PERSONA JURÍDICA	812,232,930
0.55.1.1.1.1.03	PLANILLA	426,597,100
0.55.1.1.1.1.04	DIVIDENDOS	84,591,000
0.55.1.1.1.1.05	COMPLEMENTARIO	82,400,000
0.55.1.1.1.1.06	AUTORIDAD DEL CANAL	61,980,000
0.55.1.1.1.1.07	ZONA LIBRE DE COLON	31,900,000
0.55.1.1.1.1.09	TRANSFERENCIAS DE BIENES INMUEBLES	40,375,000
0.55.1.1.1.1.10	GANANCIA POR ENAJENACION - VALORES	29,775,000
0.55.1.1.1.1.11	GANANCIA POR ENAJENACION - BIENES INMUEBLES	43,020,000
0.55.1.1.1.2.00	SOBRE LA PROPIEDAD Y PATRIMONIO	269,225,000
0.55.1.1.1.2.01	INMUEBLES	166,265,000
0.55.1.1.1.2.02	AVISOS DE OPERACION DE EMPRESAS	102,960,000
0.55.1.1.1.4.00	SEGURO EDUCATIVO	65,176,468
0.55.1.1.1.4.99	SEGURO EDUCATIVO	65,176,468
0.55.1.1.2.0.00	IMPUESTOS INDIRECTOS	1,933,177,000
0.55.1.1.2.1.00	TRANS. DE BIENES MUEBLES Y SERV. (ITBMS)	968,725,000
0.55.1.1.2.1.01	IMPORTACIÓN	377,900,000
0.55.1.1.2.1.02	DECLARACIÓN-VENTAS	590,825,000
0.55.1.1.2.2.00	IMPORTACIÓN	453,000,000
0.55.1.1.2.2.01	TABACO Y SUS MANUFACTURAS	50,000
0.55.1.1.2.2.02	LICORES EN GENERAL Y TIMBRES	2,400,000
0.55.1.1.2.2.03	INSTRUM. CIENTIF. DE MEDICIÓN Y CONTROL	2,000,000
0.55.1.1.2.2.04	COMESTIBLES O. ANIM. Y VEG.	10,400,000
0.55.1.1.2.2.05	GRASAS Y ACEITES ANIMALES Y VEGETALES	300,000
0.55.1.1.2.2.06	MAQUINARIA INDUSTRIAL Y AGRÍCOLA	8,800,000
0.55.1.1.2.2.07	MAQUINARIA DE ESCRIBIR Y CALCULADORAS	2,400,000
0.55.1.1.2.2.08	RADIOS, FONÓGRAFOS Y ACCESORIOS	5,600,000
0.55.1.1.2.2.09	REFRIGERADORAS Y ACCESORIOS	2,400,000
0.55.1.1.2.2.10	AUTOS ACCESORIOS Y LLANTAS	25,600,000
0.55.1.1.2.2.11	ACEITE Y GRASAS Y MINERALES	100,000



0.55.1.1.2.2.12	ARTÍCULOS DE CAUCHO	3,200,000
0.55.1.1.2.2.13	MUEBLES DE MADERA Y METAL	2,000,000
0.55.1.1.2.2.14	PRODUCTOS QUÍMICOS	10,400,000
0.55.1.1.2.2.15	METALES EN GENERAL	4,400,000
0.55.1.1.2.2.16	MADERAS EN GENERAL	1,500,000
0.55.1.1.2.2.17	JUGUETES, JUEGOS Y ARTS. PARA RECREACIÓN	1,500,000
0.55.1.1.2.2.18	FERRETERÍA Y ACCESORIOS ELÉCTRICOS	5,600,000
0.55.1.1.2.2.19	PINTURA, TINTA Y COLORANTES	500,000
0.55.1.1.2.2.20	ART. HECHOS EN MATERIALES PLÁSTICOS	2,200,000
0.55.1.1.2.2.21	ARTÍCULOS DE ALGODÓN	300,000
0.55.1.1.2.2.22	TEJIDOS EN GENERAL EXCEPTO DE ALGODÓN	1,500,000
0.55.1.1.2.2.23	CALZADOS EN GENERAL	2,000,000
0.55.1.1.2.2.24	VESTIDOS EN GENERAL	7,000,000
0.55.1.1.2.2.25	PAPELERÍA Y ÚTILES DE ESCRITORIO	3,200,000
0.55.1.1.2.2.26	ART. DE VIAJES BOLSAS-MANO	700,000
0.55.1.1.2.2.27	LOZA Y CRISTALERÍAS	800,000
0.55.1.1.2.2.28	COMBUSTIBLES	800,000
0.55.1.1.2.2.29	ARTÍCULOS NO ESPECIFICADOS	343,850,000
0.55.1.1.2.2.30	GRAVAMEN ADICIONAL A LA IMPORTACIÓN	200,000
0.55.1.1.2.2.35	OTROS GRAVÁMENES	1,300,000
0.55.1.1.2.4.00	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	449,254,000
0.55.1.1.2.4.01	PRIMA DE SEGUROS	48,300,000
0.55.1.1.2.4.02	CONSUMO DE COMBUSTIBLE Y DERIV. DE PETRÓLEO	189,900,000
0.55.1.1.2.4.05	CONSUMO DE CERVEZA	36,059,000
0.55.1.1.2.4.06	CONSUMO DE LICORES	16,552,000
0.55.1.1.2.4.08	VENTA DE GASEOSAS	8,200,000
0.55.1.1.2.4.09	CONSUMO VARIOS	35,743,000
0.55.1.1.2.4.10	JOYAS Y ARMAS DE FUEGO	500,000
0.55.1.1.2.4.11	TELEVISIÓN, CABLE, MICROONDA, TEL. CELULAR	30,000,000
0.55.1.1.2.4.12	JUEGOS DE SUERTE Y AZAR	1,000,000
0.55.1.1.2.4.13	CIGARRILLO IMPORTADO	33,000,000
0.55.1.1.2.4.14	CONSUMO SELECTIVO AUTOMOVILES	50,000,000
0.55.1.1.2.7.00	SOBRE ACTOS JURÍDICOS	40,698,000
0.55.1.1.2.7.02	TIMBRES NACIONALES	20,298,000
0.55.1.1.2.7.06	DECLARACIÓN-TIMBRES	20,400,000
0.55.1.1.2.8.00	OTROS IMPUESTOS INDIRECTOS	21,500,000
0.55.1.1.2.8.02	BANCOS Y CASAS DE CAMBIO	21,500,000
0.55.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	1,688,567,777
0.55.1.2.1.0.00	RENTA DE ACTIVOS	23,973,000
0.55.1.2.1.1.00	ARRENDAMIENTOS	13,446,000
0.55.1.2.1.1.02	DE LOTES Y TIERRAS	8,646,000
0.55.1.2.1.1.03	DE BIENES INMUEBLES	4,800,000
0.55.1.2.1.2.00	EXPLORACIÓN Y EXPLOTACIÓN	200,000
0.55.1.2.1.2.02	EXPLOTACIÓN DE MINAS Y CANTERAS	200,000
0.55.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	200,000
0.55.1.2.1.3.10	IMPRESOS Y FORMULARIOS	200,000
0.55.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	10,127,000
0.55.1.2.1.4.04	CORREOS Y TELÉGRAFOS	8,000,000
0.55.1.2.1.4.18	SER. PÚB. ÁREA DEL CANAL	2,127,000



0.55.1.2.2.0.00	PART. EN UTILIDADES EMPRESAS	765,933,300
0.55.1.2.2.1.00	DIVIDENDOS DE EMPRESAS	654,933,300
0.55.1.2.2.1.01	DIVIDENDOS CABLE AND WIRELESS	70,000,000
0.55.1.2.2.1.03	DIVIDENDOS DEL CANAL	493,777,000
0.55.1.2.2.1.04	DIVIDENDOS EMPRESAS ELÉCTRICAS	76,000,000
0.55.1.2.2.1.05	DIVIDENDOS AITSA	12,956,300
0.55.1.2.2.1.09	DIVIDENDOS PTP	2,200,000
0.55.1.2.2.4.00	INTERM. FINANC. Y CORP. DE DES.	93,000,000
0.55.1.2.2.4.70	DIVIDENDOS B.N.P.	90,000,000
0.55.1.2.2.4.71	DIVIDENDOS CAJA DE AHORROS	3,000,000
0.55.1.2.2.5.00	ACUÑACIÓN DE MONEDAS	18,000,000
0.55.1.2.2.5.01	SEÑOREAJE	18,000,000
0.55.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	6,432,465
0.55.1.2.3.2.00	INSTITUCIONES DESCENTRALIZADAS	3,624,279
0.55.1.2.3.2.05	SIACAP	22,956
0.55.1.2.3.2.10	CAJA DE SEGURO SOCIAL	1,744,699
0.55.1.2.3.2.15	AUTORIDAD DEL CANAL	113,154
0.55.1.2.3.2.16	ACODECO	22,372
0.55.1.2.3.2.17	REGISTRO PÚBLICO	69,214
0.55.1.2.3.2.19	AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	72,629
0.55.1.2.3.2.20	IFARHU	149,303
0.55.1.2.3.2.21	DEFENSORÍA DEL PUEBLO	32,487
0.55.1.2.3.2.22	AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	42,069
0.55.1.2.3.2.23	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	26,832
0.55.1.2.3.2.25	IDIAP	59,671
0.55.1.2.3.2.28	SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN	14,401
0.55.1.2.3.2.29	UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	2,515
0.55.1.2.3.2.30	INAC	77,540
0.55.1.2.3.2.35	PANDEPORTES	84,188
0.55.1.2.3.2.37	INADEH	122,821
0.55.1.2.3.2.38	ANAM	99,297
0.55.1.2.3.2.40	IPHE	67,157
0.55.1.2.3.2.41	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	126,683
0.55.1.2.3.2.42	IPACOOP	72,083
0.55.1.2.3.2.43	INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	7,518
0.55.1.2.3.2.45	AUTORIDAD DE TURISMO DE PANAMÁ	93,000
0.55.1.2.3.2.46	AMPYME	51,895
0.55.1.2.3.2.48	AUTORIDAD NACIONAL DE ADUANAS	42,673
0.55.1.2.3.2.90	UNIVERSIDAD DE PANAMÁ	217,929
0.55.1.2.3.2.94	UNACHI	59,051
0.55.1.2.3.2.95	UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	81,980
0.55.1.2.3.2.96	UNIVERSIDAD DE LAS AMÉRICAS	48,162
0.55.1.2.3.3.00	EMPRESAS PÚBLICAS	894,648
0.55.1.2.3.3.04	AUTORIDAD MARÍTIMA DE PANAMA	89,267
0.55.1.2.3.3.08	BINGOS NACIONALES	35,924
0.55.1.2.3.3.38	AUTORIDAD AERONÁUTICA CIVIL	64,576
0.55.1.2.3.3.40	AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	55,570
0.55.1.2.3.3.41	EMPRESA DE GENERACIÓN ELÉCTRICA	57,725
0.55.1.2.3.3.42	AGENCIA DEL ÁREA PANAMÁ PACÍFICO	64,359



0.55.1.2.3.3.66	IDAAN	155,467
0.55.1.2.3.3.70	IMA	64,514
0.55.1.2.3.3.78	ETESA	81,735
0.55.1.2.3.3.82	LOTERÍA NACIONAL DE BENEFICENCIA	157,816
0.55.1.2.3.3.96	ZONA LIBRE DE COLÓN	67,695
0.55.1.2.3.4.00	INTERMEDIARIOS FINANCIEROS	519,523
0.55.1.2.3.4.10	SUPERINTENDENCIA DE BANCOS	75,731
0.55.1.2.3.4.15	BANCO DE DESARROLLO AGROPECUARIO	175,996
0.55.1.2.3.4.30	BANCO HIPOTECARIO NACIONAL	89,951
0.55.1.2.3.4.45	BANCO NACIONAL DE PANAMÁ	71,637
0.55.1.2.3.4.60	CAJA DE AHORROS	39,955
0.55.1.2.3.4.80	COMISIÓN NACIONAL DE VALORES	24,836
0.55.1.2.3.4.90	ISA	41,417
0.55.1.2.3.6.00	MUNICIPIOS	1,023,615
0.55.1.2.3.6.01	AGUADULCE	21,530
0.55.1.2.3.6.02	ALANJE	10,469
0.55.1.2.3.6.05	BOCAS DEL TORO	37,257
0.55.1.2.3.6.06	BOQUERÓN	13,269
0.55.1.2.3.6.07	BOQUETE	13,195
0.55.1.2.3.6.09	CAPIRA	20,496
0.55.1.2.3.6.10	CHAME	30,811
0.55.1.2.3.6.11	CHEPO	25,801
0.55.1.2.3.6.12	CHIRIQUÍ GRANDE	28,047
0.55.1.2.3.6.14	DOLEGA	12,532
0.55.1.2.3.6.15	LAS TABLAS	41,647
0.55.1.2.3.6.16	COLÓN	79,556
0.55.1.2.3.6.17	ANTÓN	41,404
0.55.1.2.3.6.18	MUNICIPIO DE PENONOMÉ	23,748
0.55.1.2.3.6.19	SAN CARLOS	19,317
0.55.1.2.3.6.20	CHANGUINOLA	12,731
0.55.1.2.3.6.21	LOS SANTOS	36,741
0.55.1.2.3.6.30	DAVID	36,424
0.55.1.2.3.6.40	BARÚ	25,212
0.55.1.2.3.6.50	CHITRÉ	29,779
0.55.1.2.3.6.75	LA CHORRERA	50,877
0.55.1.2.3.6.76	PANAMÁ	203,371
0.55.1.2.3.6.78	SAN MIGUELITO	95,675
0.55.1.2.3.6.95	SANTIAGO	39,659
0.55.1.2.3.6.96	ARRAIJÁN	54,897
0.55.1.2.3.6.97	BUGABA	19,170
0.55.1.2.3.7.00	SECTOR PRIVADO	149,900
0.55.1.2.3.7.16	ACODECO	500
0.55.1.2.3.7.20	IFARHU	5,000
0.55.1.2.3.7.25	IDIAP	300
0.55.1.2.3.7.30	INAC	2,700
0.55.1.2.3.7.35	PANDEPORTES	2,000
0.55.1.2.3.7.37	INADEH	1,000
0.55.1.2.3.7.38	ANAM	2,000
0.55.1.2.3.7.40	IPHE	500



0.55.1.2.3.7.42	IPACOOP	2,000
0.55.1.2.3.7.45	AUTORIDAD DE TURISMO DE PANAMA	22,000
0.55.1.2.3.7.46	TRANSMISIÓN DE DATOS (VARIOS)	111,900
0.55.1.2.3.8.00	EMPRESAS PÚBLICAS (INF. ESTATAL)	212,000
0.55.1.2.3.8.05	AUTORIDAD MARÍTIMA DE PANAMA	26,000
0.55.1.2.3.8.08	BINGOS NACIONALES	1,000
0.55.1.2.3.8.38	AUTORIDAD AERONÁUTICA CIVIL	4,000
0.55.1.2.3.8.66	IDAAN	10,000
0.55.1.2.3.8.70	IMA	1,000
0.55.1.2.3.8.82	LOTERÍA NACIONAL DE BENEFICENCIA	110,000
0.55.1.2.3.8.96	ZONA LIBRE DE COLÓN	60,000
0.55.1.2.3.9.00	INTERMEDIARIOS FINANCIEROS (INF. EST.)	8,500
0.55.1.2.3.9.15	BANCO DE DESARROLLO AGROPECUARIO	4,000
0.55.1.2.3.9.30	BANCO HIPOTECARIO NACIONAL	4,000
0.55.1.2.3.9.90	INSTITUTO DE SEGURO AGROPECUARIO	500
0.55.1.2.4.0.00	TASAS Y DERECHOS	573,283,000
0.55.1.2.4.1.00	DERECHOS	395,333,000
0.55.1.2.4.1.02	PEAJES DEL CANAL	343,133,000
0.55.1.2.4.1.05	LICENCIA PARA PESCA DE CAMARÓN	200,000
0.55.1.2.4.1.40	TRASIEGO DE PETRÓLEO	200,000
0.55.1.2.4.1.43	REGISTRO OFICIAL DE LA IND. NACIONAL	300,000
0.55.1.2.4.1.45	CONCESIONES VARIAS	42,500,000
0.55.1.2.4.1.46	CONCESIONES B. R.	9,000,000
0.55.1.2.4.2.00	TASAS	177,950,000
0.55.1.2.4.2.01	ALMACENAJE DE ADUANA	200,000
0.55.1.2.4.2.03	BOLETÍN OFIC. DE LA PROPIEDAD INDUSTRIAL	1,300,000
0.55.1.2.4.2.05	TASA ANUAL-VIGENCIA SOCIEDAD ANÓNIMAS	114,450,000
0.55.1.2.4.2.09	FECI	45,000,000
0.55.1.2.4.2.22	AUTENTIFICACIÓN DE FIRMAS	200,000
0.55.1.2.4.2.35	SERV. VIGILANCIA ESPECIAL	300,000
0.55.1.2.4.2.36	TASA DE OLEODUCTO	1,000,000
0.55.1.2.4.2.46	SERVICIO ADMINISTRATIVO ADUANERO	15,500,000
0.55.1.2.5.0.00	CONTRIBUCIÓN DE MEJORAS	4,397,800
0.55.1.2.5.0.01	TASA DE VALORIZACIÓN	4,397,800
0.55.1.2.6.0.00	INGRESOS VARIOS	36,144,512
0.55.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	2,000,000
0.55.1.2.6.0.02	DEPÓSITOS	1,000,000
0.55.1.2.6.0.03	DEPÓSITOS CADUCADOS	1,939,812
0.55.1.2.6.0.99	OTROS INGRESOS VARIOS	31,204,700
0.55.1.2.7.0.00	APORTE AL FISCO	278,403,700
0.55.1.2.7.2.00	ENTIDADES DESCENTRALIZADAS	25,800,800
0.55.1.2.7.2.10	AUTORIDAD DE TURISMO DE PANAMÁ	400,000
0.55.1.2.7.2.95	REGISTRO PÚBLICO DE PANAMÁ	25,400,800
0.55.1.2.7.3.00	EMPRESAS PÚBLICAS	252,602,900
0.55.1.2.7.3.03	AUTORIDAD MARÍTIMA DE PANAMÁ	93,500,000
0.55.1.2.7.3.06	LOTERÍA NACIONAL DE BENEFICENCIA	84,000,100
0.55.1.2.7.3.96	ZONA LIBRE DE COLÓN	75,102,800
0.55.1.3.0.0.00	OTROS INGRESOS CORRIENTES	98,997,400
0.55.1.3.2.0.00	INTERESES Y COMISIONES GANADOS	98,997,400



0.55.1.3.2.4.00	INT. Y COMISIONES GANADOS S/VALORES	98,997,400
0.55.1.3.2.4.45	INTERESES DEL FONDO FIDUCIARIO	60,000,000
0.55.1.3.2.4.50	INTERESES SOBRE COLOCACIONES	35,000,000
0.55.1.3.2.4.60	INTERESES SOBRE ENTIDADES PUBLICAS	3,997,400
0.55.1.5.0.0.00	INGRESOS COR. INCORPORADOS	40,000,000
0.55.1.5.1.0.00	RENTA DE ACTIVOS	10,092,433
0.55.1.5.1.1.00	ARRENDAMIENTOS	100,000
0.55.1.5.1.1.01	DE EDIFICIOS Y LOCALES	100,000
0.55.1.5.1.3.00	INGRESO POR VENTA DE BIENES	2,160,884
0.55.1.5.1.3.01	PRODUCTOS AGRÍCOLAS	44,000
0.55.1.5.1.3.09	PROD. TALLER Y ARTESANÍA	20,000
0.55.1.5.1.3.10	IMPRESOS Y FORMULARIOS	720,000
0.55.1.5.1.3.12	PRODUCTOS MÉDICOS Y FARMACÉUTICOS	275,000
0.55.1.5.1.3.16	TARJETAS DE IDENTIFICACION	150,392
0.55.1.5.1.3.98	VENTA DE TIERRA	428,000
0.55.1.5.1.3.99	OTROS INGRESOS POR BIENES	523,492
0.55.1.5.1.4.00	INGRESO POR VENTA DE SERVICIOS	7,761,549
0.55.1.5.1.4.04	MEDIOS DE COMUNICACIÓN	311,207
0.55.1.5.1.4.07	LAB. Y CENTROS ESPECIALES	260,000
0.55.1.5.1.4.08	SERVICIOS ADMINISTRATIVOS	55,000
0.55.1.5.1.4.09	MARCAS Y PATENTES	405,000
0.55.1.5.1.4.10	PROMOCIÓN DE ARTESANÍA	64,000
0.55.1.5.1.4.11	COMERCIO EXTERIOR	103,000
0.55.1.5.1.4.12	FINANCIERAS	77,000
0.55.1.5.1.4.13	RECURSOS MINERALES	74,000
0.55.1.5.1.4.23	SERVICIOS DE ODONTOLOGÍA	90,000
0.55.1.5.1.4.25	FONDO DE DESCUENTO CONTRALORÍA	6,000,000
0.55.1.5.1.4.26	PROPIEDAD HORIZONTAL	172,342
0.55.1.5.1.4.99	OTROS SERVICIOS VARIOS	150,000
0.55.1.5.1.5.00	ING. POR ESPECTÁCULOS PÚBLICOS	70,000
0.55.1.5.1.5.06	ESPECTÁCULOS PÚBLICOS	70,000
0.55.1.5.4.0.00	TASAS Y DERECHOS	19,962,655
0.55.1.5.4.1.00	DERECHOS	11,133,855
0.55.1.5.4.1.26	ANUNCIOS COMERCIALES	520,000
0.55.1.5.4.1.33	SERVICIOS DE GUARDERÍA	38,508
0.55.1.5.4.1.41	LIC. PARA SEGURO Y REASEGURO	151,000
0.55.1.5.4.1.44	PERMISOS PARA PORTAR ARMAS	70,000
0.55.1.5.4.1.45	PASAPORTE	3,021,250
0.55.1.5.4.1.46	MIGRACIÓN	7,333,097
0.55.1.5.4.2.00	TASAS	8,828,800
0.55.1.5.4.2.04	FONDO DEL T. ELECTORAL	1,463,500
0.55.1.5.4.2.06	REGISTRO CIVIL	100,000
0.55.1.5.4.2.15	INSPECCIÓN Y AVALÚO CATASTRAL	70,000
0.55.1.5.4.2.20	EXPEDICIÓN DE DOCUMENTO	350,000
0.55.1.5.4.2.23	EXPEDICIÓN DE CARNÉS	200,000
0.55.1.5.4.2.27	CERTIFICACIÓN DE DIPLOMAS	60,000
0.55.1.5.4.2.38	FOTOCOPIAS DE DOCUMENTOS Y PLANOS	40,000
0.55.1.5.4.2.45	CUSTODIA MARÍTIMA	320,000
0.55.1.5.4.2.47	SELLOS DE SEGURIDAD	50,000



0.55.1.5.4.2.51	CUSTODIA FÍSICA DE ADUANA	330,000
0.55.1.5.4.2.52	3/4 DEL 1% DE ADUANA	500
0.55.1.5.4.2.53	OTROS INGRESOS DE ADUANA	160,000
0.55.1.5.4.2.54	TIMBRES DE MAQ. FRANQUEADORA	115,000
0.55.1.5.4.2.97	OTRAS TASAS VARIAS SALUD	2,610,300
0.55.1.5.4.2.98	FONDO DE ADMÓN. HOSPITALES	2,959,500
0.55.1.5.6.0.00	INGRESOS VARIOS	9,944,912
0.55.1.5.6.0.04	GOBERNACIÓN	60,000
0.55.1.5.6.0.05	FONDO JUDICIAL	80,069
0.55.1.5.6.0.99	OTROS INGRESOS VARIOS	9,804,843
0.55.2.0.0.0.00	INGRESOS DE CAPITAL	1,665,247,429
0.55.2.1.0.0.00	RECURSOS DEL PATRIMONIO	114,841,200
0.55.2.1.1.0.00	VENTA DE ACTIVOS	100,000,000
0.55.2.1.1.1.00	VENTA DE BIENES INMUEBLES	100,000,000
0.55.2.1.1.1.05	TERRENOS	100,000,000
0.55.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	14,609,000
0.55.2.1.3.0.05	RECUPERACION DE PRÉSTAMO ETESA	4,302,900
0.55.2.1.3.0.46	REEMBOLSO ZLC	5,131,700
0.55.2.1.3.0.53	REEMBOLSO B.D.A.	719,000
0.55.2.1.3.0.55	AUTORIDAD MARÍTIMA DE PANAMÁ	2,194,600
0.55.2.1.3.0.56	FONDHABI-MIVI	1,500,000
0.55.2.1.3.0.57	BHN	675,200
0.55.2.1.3.0.58	IMA	85,600
0.55.2.1.4.0.00	RECUPERACIÓN DE COLOCACIONES	232,200
0.55.2.1.4.8.00	RECUPERACIÓN DE COLOCACIONES	232,200
0.55.2.1.4.8.01	RECURSOS DEL FONDO FIDUCIARIO	232,200
0.55.2.2.0.0.00	RECURSOS DEL CRÉDITO	1,523,440,329
0.55.2.2.1.0.00	CRÉDITO INTERNO	4,000,000
0.55.2.2.1.4.00	PRÉSTAMOS	4,000,000
0.55.2.2.1.4.06	FONDO DE PRE INVERSIÓN	4,000,000
0.55.2.2.2.0.00	CRÉDITO EXTERNO	1,519,440,329
0.55.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	186,465,476
0.55.2.2.2.1.10	JICA - MINSA	62,293,300
0.55.2.2.2.1.12	ÓRGANO JUDICIAL - BID	2,497,000
0.55.2.2.2.1.14	CORPORACIÓN ANDINA DE FOMENTO	600,000
0.55.2.2.2.1.16	MINISTERIO PÚBLICO - BID 1099	4,328,900
0.55.2.2.2.1.21	BID PRESIDENCIA BOCAS DEL TORO	2,400,000
0.55.2.2.2.1.22	BID 1430 MEF	1,750,000
0.55.2.2.2.1.24	PRONAT MEF BID	7,000,000
0.55.2.2.2.1.40	PROGRAMA DE ELECTRIFICACIÓN RURAL	4,250,000
0.55.2.2.2.1.41	DESARROLLO SOSTENIBLE DE DARIÉN II ETAPA	1,520,000
0.55.2.2.2.1.44	PROYECTO DE PROTECCIÓN SOCIAL	1,047,000
0.55.2.2.2.1.53	BID-SEGURIDAD CIUDADANA G Y J	5,090,300
0.55.2.2.2.1.55	MIVI BID 343	1,476,400
0.55.2.2.2.1.56	RED DE PROGRAMA SOCIAL - MIDES	2,001,700
0.55.2.2.2.1.57	BID SANEAMIENTO DE LA BAHÍA SALUD	6,333,500
0.55.2.2.2.1.58	BID DESARROLLO SOSTENIDO CHIRIQUÍ	1,600,000
0.55.2.2.2.1.64	BID 1013/OC-PN-EDUC.	10,633,100
0.55.2.2.2.1.68	BID 1350 SALUD P/N	18,478,100



0.55.2.2.2.1.69	BID - MICI PN L 1001	6,654,400
0.55.2.2.2.1.71	BIRF 3841 PA MINSA	22,463,900
0.55.2.2.2.1.72	MIDA - BID PN 0141	1,500,000
0.55.2.2.2.1.75	MOP - BID 1468	9,303,296
0.55.2.2.2.1.78	BID PRESIDENCIA PN 1226	1,305,000
0.55.2.2.2.1.87	FIDA 580 - FES	3,300,000
0.55.2.2.2.1.90	BID 804 MIVI	754,500
0.55.2.2.2.1.91	FIDA-MIDA-385-466	3,755,080
0.55.2.2.2.1.95	BID PRESIDENCIA 2025	4,130,000
0.55.2.2.2.5.00	BONOS EXTERNOS	1,332,974,853
0.55.2.2.2.5.10	BONOS EXTERNOS	1,332,974,853
0.55.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	19,935,600
0.55.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	19,935,600
0.55.2.3.2.8.00	SECTOR EXTERNO	19,935,600
0.55.2.3.2.8.14	DONACIÓN MEF-USAID	2,333,300
0.55.2.3.2.8.69	MIDA-AID GUSANO BARRENADOR	15,332,300
0.55.2.3.2.8.71	BID-MEF ATN/MT-5785	750,000
0.55.2.3.2.8.81	AGENCIA ESPAÑOLA - MEF	1,520,000
0.55.2.4.0.0.00	SALDO EN CAJA Y BANCO	7,030,300
0.55.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	7,030,300
0.55.2.4.2.0.92	SALDO EN BANCO SEGURO EDUCATIVO	7,030,300

CAPÍTULO III
0.01 ASAMBLEA NACIONAL

ARTÍCULO 10. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la ASAMBLEA NACIONAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	19,617,400
Administración General	37,088,900
Transferencias Corrientes	1,181,400
Total del presupuesto de funcionamiento	**57,887,700**
Inversión	
Construcción y Remodelación	5,300,000
Programa de Modernización	3,753,000
Total del presupuesto de inversión	**9,053,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**66,940,700**



CAPÍTULO IV
0.02 CONTRALORÍA GENERAL DE LA REPÚBLICA

ARTÍCULO 11. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CONTRALORÍA GENERAL DE LA REPÚBLICA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	19,672,600
Contabilidad Pública	3,409,900
Fiscalización, Regulación y Control	21,497,500
Servicios de Estadística	29,244,500
Transferencias Varias	8,700
Auditoría	7,419,900
Total del presupuesto de funcionamiento	**81,253,100**
Inversión	
Modernizacion Tecnológica Fiscalizadora	1,404,100
Fortalecimiento Institucional	5,954,300
Total del presupuesto de inversión	**7,358,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**88,611,500**

CAPÍTULO V
ÓRGANO EJECUTIVO
0.03 MINISTERIO DE LA PRESIDENCIA

ARTÍCULO 12. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE LA PRESIDENCIA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección Superior del Estado	40,036,641
Dirección de Carrera Administrativa	1,574,169
Gaceta Oficial	125,073
Consejo de Defensa y Seguridad Nacional	4,810,687
Servicio de Protección Institucional	16,176,400
Programa de Ayuda Nacional	11,144,638
Desarrollo Integral - Áreas Prioritarias	471,592
Transferencias	8,047,200
Total del presupuesto de funcionamiento	**82,386,400**
Inversión	
Obras de Interes Social	104,663,900



Despacho Presidente (Colón)	500,000
Electrificación Rural	5,000,000
Asuntos Comunitarios Desp. Primera Dama	2,505,500
Desarrollo Integral Áreas Prioritarias	22,886,800
Transferencias de Capital	55,658,900
Mejoras de Instalaciones y Equipamiento	404,071,000
Total del presupuesto de inversión	**595,286,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**677,672,500**

CAPÍTULO VI
0.05 MINISTERIO DE RELACIONES EXTERIORES

ARTÍCULO 13. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del MINISTERIO DE RELACIONES EXTERIORES para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,750,300
Política Exterior	31,993,000
Transferencias Varias	2,085,700
Total del presupuesto de funcionamiento	**46,829,000**
Inversión	
Restauración y Remodelación	1,498,800
Proyecto de Apoyo Logístico	1,512,400
Total del presupuesto de inversión	**3,011,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**49,840,200**

CAPÍTULO VII
0.07 MINISTERIO DE EDUCACIÓN

ARTÍCULO 14. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE EDUCACIÓN para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	67,833,712
Educación Básica General	284,979,701
Educación Media	211,345,495
Educación de Adultos	20,823,549
Educación Post-Media	722,343
Educación Agropecuaria	6,400,868
Transferencias Corrientes	26,300,600
Transferencias al Sector Público	274,047,700
Fondo Exhoneración de Matrícula	48,669,433
Total del presupuesto de funcionamiento	**941,123,401**



Inversión	
Mantenimiento de Centros Educativo	1,949,000
Construcción y Rehab. de Escuelas	32,336,400
Equipamiento de Centros Educativos	6,436,300
Desarrollo Educativo	12,976,900
Nutrición Escolar	22,791,100
Educación Básica	4,045,700
Transferencias de Capital	116,298,800
Fortalecimiento de Tecn. Educativa	38,012,400
Mantenimiento, Equip. y Constr. S.E.	10,551,199
Total del presupuesto de inversión	**245,397,799**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,186,521,200**

CAPÍTULO VIII
0.08 MINISTERIO DE COMERCIO E INDUSTRIAS

ARTÍCULO 15. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE COMERCIO E INDUSTRIAS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	8,689,892
Fomento y Regulación Industria	841,056
Fomento y Regulación del Comercio	10,389,890
Regulación de Intermediarios Financieros	729,618
Fomento y Reg. de los Recursos Minerales	1,424,444
Transferencias	3,294,900
Transferencias al Sector Público	18,913,300
Total del presupuesto de funcionamiento	**44,283,100**
Inversión	
Desarrollo Comercial e Industrial	18,948,900
Transferencias de Capital	29,895,500
Total del presupuesto de inversión	**48,844,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**93,127,500**

CAPÍTULO IX
0.09 MINISTERIO DE OBRAS PÚBLICAS

ARTÍCULO 16. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE OBRAS PÚBLICAS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	15,502,720



Mantenimiento de Obras	16,750,380
Transferencias Varias	15,500
Total del presupuesto de funcionamiento	**32,268,600**
Inversión	
Construcción y Rehabilitación Drenajes	21,608,200
Mantenimiento y Rehabilitación Vial	390,466,645
Construcción y Mej. de Calles y Avenidas	179,459,004
Construcción y Rehabilitación de Puentes	28,221,251
Total del presupuesto de inversión	**619,755,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**652,023,700**

CAPÍTULO X

0.10 MINISTERIO DE DESARROLLO AGROPECUARIO

ARTÍCULO 17. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	27,322,400
Asistencia Técnica Agrícola	1,810,600
Asistencia Técnica Pecuaria	3,506,300
Ordenación y Distribución de Tierras	1,092,100
Desarrollo Social	409,400
Servicios de Ingeniería Rural	518,800
Transferencias al Sector Público	19,216,500
Total del presupuesto de funcionamiento	**53,876,100**
Inversión	
Mejoramiento de Productividad	2,000,000
Programa de Desarrollo Tecnológico	4,005,000
Sanidad Agropecuaria	18,395,500
Desarrollo Rural Agropecuario	8,732,200
Otros Proyectos de Inversión	4,770,400
Reconver. y Transfor. Agropecuaria	6,000,000
Transferencias de Capital	9,509,800
Total del presupuesto de inversión	**53,412,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**107,289,000**



CAPÍTULO XI
0.12 MINISTERIO DE SALUD

ARTÍCULO 18. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE SALUD para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Salud Pública	180,696,550
Provisión de Atención	155,682,250
Transferencias Varias	131,176,800
Fondo de Adm. de Hospitales	2,959,500
Fondo de Servicios Varios	2,610,300
Transferencias al Sector Público	377,379,500
Total del presupuesto de funcionamiento	**850,504,900**
Inversión	
Construcción y Mej. de Inst. de Salud	21,180,800
Salud Ambiental	100,968,600
Salud Nutricional	12,525,000
Equipamiento de Inst. de Salud	10,139,500
Otros Proyectos de Inversión	20,922,900
Transferencias de Capital	53,984,000
Desarrollo Comunitario	8,657,200
Total del presupuesto de inversión	**228,378,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,078,882,900**

CAPÍTULO XII
0.13 MINISTERIO DE TRABAJO Y DESARROLLO LABORAL

ARTÍCULO 19. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE TRABAJO Y DESARROLLO LABORAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,734,807
Admón. de las Relaciones Laborales	3,928,649
Inv., Promoción y Generación de Empleo	591,444
Transferencias Varias	436,700
Educación y Capacitación-Sind.,Priv.	6,585,300
Total del presupuesto de funcionamiento	**24,276,900**
Inversión	
Programa de Inserción Laboral	25,789,000



Transferencia de Capital	50,000,000
Total del presupuesto de inversión	**75,789,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**100,065,900**

CAPÍTULO XIII
0.14 MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL

ARTÍCULO 20. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación de indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	13,024,495
Planificación y Desarrollo Urbano	4,652,263
Admón. y Regulación de Bienes	654,507
Ordenamiento Territorial	1,035,935
Transferencia Varias	1,125,000
Total del presupuesto de funcionamiento	**20,492,200**
Inversión	
Construcción de Vivienda	61,839,800
Fondo de Ahorro Habitacional	1,500,000
Financiamiento de Vivienda	21,525,600
Asistencia Habitacional	9,100,000
Mejoramiento Habitacional	15,259,900
Fortalecimiento Institucional	1,900,300
Total del presupuesto de inversión	**111,125,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**131,617,800**

CAPÍTULO XIV
0.16 MINISTERIO DE ECONOMÍA Y FINANZAS

ARTÍCULO 21. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE ECONOMÍA Y FINANZAS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	26,382,519
Desarrollo Económico y Social	14,725,873
Admón. Fiscal y Patrimonial	223,617,708
Transferencias Varias	182,894,900
Total del presupuesto de funcionamiento	**447,621,000**
Inversión	
Fondo de Preinversión	4,000,000



Fort Gest. Eco. y Admón. Finan.	48,374,800
Desarrollo Social e Inv.. Comunitarias	24,365,000
Des.Comunitario Infraest. Pub.(PRODEC)	55,000,000
Transferencias de Capital	10,614,600
Proyectos de Desarrollo Social	133,388,691
Fideicomiso Madden - Colón	10,449,500
Total del presupuesto de inversión	**286,192,591**
TOTAL DEL PRESUPUESTO DE GASTOS	**733,813,591**

CAPÍTULO XV
0.17 MINISTERIO DE GOBIERNO

ARTÍCULO 22. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE GOBIERNO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administación General	10,029,600
Administ.y Desarrollo Gubernamental	9,773,100
Servicios Postales y Telegrafos	8,623,400
Servicios Penitenciarios y Cus. de Me	30,823,460
Transferencias Varias	33,908,200
Total del presupuesto de funcionamiento	**93,157,760**
Inversión	
Construc, Mejoram. y Estudios Infraet.	46,833,100
Equipamiento y Desarrollo Tecnico	1,636,640
Apoyo Logistico	1,039,300
Transferencias de Capital	40,115,000
Total del presupuesto de inversión	**89,624,040**
TOTAL DEL PRESUPUESTO DE GASTOS	**182,781,800**

CAPÍTULO XVI
0.18 MINISTERIO DE SEGURIDAD PÚBLICA

ARTÍCULO 23. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE SEGURIDAD PÚBLICA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Coordinacion General	8,737,500
Seguridad Pública Nacional	368,860,400
Transferencias Varias	39,248,600
Total del presupuesto de funcionamiento	**416,846,500**



Inversión	
Const,Reparación y Ampliación de Inf	73,574,100
Total del presupuesto de inversión	**73,574,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**490,420,600**

CAPÍTULO XVII
0.21 MINISTERIO DE DESARROLLO SOCIAL

ARTÍCULO 24. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE DESARROLLO SOCIAL, para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10,901,500
Promoción Social y Cohesión Social	3,039,300
Programa de Gestión Territorial	3,565,300
Transferencias al Sector Público	10,682,200
Total del presupuesto de funcionamiento	**28,188,300**
Inversión	
Desarrollo Comunitario	159,642,300
Fortalecimiento Institucional	1,730,900
Transferencias al Sector Público	4,949,500
Total del presupuesto de inversión	**166,322,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**194,511,000**

CAPÍTULO XVIII
0.26 TRIBUNAL ADMINISTRATIVO TRIBUTARIO

ARTÍCULO 25. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO TRIBUTARIO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Juridicción Tributaria	2,354,500
Total del presupuesto de funcionamiento	**2,354,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,354,500**



CAPÍTULO XIX
0.30 ÓRGANO JUDICIAL

ARTÍCULO 26. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del ÓRGANO JUDICIAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General de Justicia	18,488,200
Administración de Justicia Ciudadana	45,418,500
Transf. y Desarrollo Institucional	3,793,500
Total del presupuesto de funcionamiento	**67,700,200**
Inversión	
Rehabilitación y Const. de Infraestru.	4,900,000
Mejoramiento Admón. de Justicia	4,193,700
Equipamiento y Fortalec. Institucional	3,820,000
Modernización del Sistema de Justicia	3,770,000
Total del presupuesto de inversión	**16,683,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**84,383,900**

CAPÍTULO XX
MINISTERIO PÚBLICO

ARTÍCULO 27. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto consolidado de gastos del MINISTERIO PÚBLICO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

Procuraduria General de la Nacion	**71,977,400**
Funcionamiento	**53,333,500**
Inversion	**18,643,900**
Procuraduria de la Administracion	**4,693,100**
Funcionamiento	**3,210,800**
Inversion	**1,482,300**

0.36 PROCURADURÍA GENERAL DE LA NACIÓN

ARTÍCULO 28. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la PROCURADURÍA GENERAL DE LA NACIÓN para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Repres. Interes del Estado	41,215,400



Medicina Legal y Forense	12,118,100
Total del presupuesto de funcionamiento	**53,333,500**
Inversión	
Modernizacion Proc. General	14,843,900
Modernización de Servicios Forenses	3,800,000
Total del presupuesto de inversión	**18,643,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**71,977,400**

0.37 PROCURADURÍA DE LA ADMINISTRACIÓN

ARTÍCULO 29. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la PROCURADURÍA DE LA ADMINISTRACIÓN para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Administración General	1,171,600
Representación y Def. de la Adm. Pública	2,039,200
Total del presupuesto de funcionamiento	**3,210,800**
Inversión	
Prog. General /Mejor. de Just. Etapa II	1,482,300
Total del presupuesto de inversión	**1,482,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,693,100**

CAPÍTULO XXI
CONSOLIDADO DEL TRIBUNAL ELECTORAL

ARTÍCULO 30. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto consolidado de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

Tribunal Electoral	**32,417,000**
Funcionamiento	**28,020,000**
Inversion	**4,397,000**
Fiscalia General Electoral	**3,283,900**
Funcionamiento	**3,283,900**

0.40 TRIBUNAL ELECTORAL

ARTÍCULO 31. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	13,755,600



Registro e Identificación Ciudadana	6,566,700
Servicios Electorales	7,697,700
Total del presupuesto de funcionamiento	**28,020,000**
Inversión	
Const.de la Nueva Sede del Tribunal	2,000,000
Proyectos de Apoyo Logistico	2,397,000
Total del presupuesto de inversión	**4,397,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**32,417,000**

0.41 FISCALÍA GENERAL ELECTORAL

ARTÍCULO 32. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la FISCALÍA GENERAL ELECTORAL para la vigencia fiscal 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,698,400
Fiscalias Electorales	585,500
Total del presupuesto de funcionamiento	**3,283,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,283,900**

CAPÍTULO XXII
0.45 OTROS GASTOS DE LA ADMINISTRACIÓN

ARTÍCULO 33. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de OTROS GASTOS DE LA ADMINISTRACIÓN para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Consejos Provinciales	13,540,300
Total del presupuesto de funcionamiento	**13,540,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**13,540,300**

CAPÍTULO XXIII
0.46 TRIBUNAL DE CUENTAS

ARTÍCULO 34. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la TRIBUNAL DE CUENTAS para la vigencia fiscal 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Jurisdicción de Cuentas	1,596,500



Administración General	1,025,200
Total del presupuesto de funcionamiento	**2,621,700**
Inversión	
Fortalecimiento Institucional	355,500
Total del presupuesto de inversión	**355,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,977,200**

CAPÍTULO XXIV

0.47 FISCALÍA DE CUENTAS

ARTÍCULO 35. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la FISCALÍA DE CUENTAS para la vigencia fiscal 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administ. e Investigación Patrimonial	1,325,300
Administración General	809,300
Total del presupuesto de funcionamiento	**2,134,600**
Inversión	
Fortalecimiento Institucional	483,100
Total del presupuesto de inversión	**483,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,617,700**

CAPÍTULO XXV

0.49 DEFENSORÍA DEL PUEBLO

ARTÍCULO 36. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la DEFENSORÍA DEL PUEBLO para la vigencia fiscal 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,149,800
Protec. y Defensa de los Derechos Hum.	1,557,000
Total del presupuesto de funcionamiento	**3,706,800**
Inversión	
Estudio, Diseño y Construcción	170,000
Total del presupuesto de inversión	**170,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,876,800**



CAPÍTULO XXVI
TRANSFERENCIAS DEL GOBIERNO CENTRAL

ARTÍCULO 37. Los gastos por concepto de transferencias corrientes aprobados son recursos que se traspasan al propio Sector Público, al Sector Externo y al Sector Privado, con base en el detalle que se autoriza a continuación:

CÓDIGO	INSTITUCIÓN DESTINO	PROPIAS	SUBSIDIOS	MONTO
	TOTAL TRANSFERENCIA DE FUNCIONAMIENTO	641,891,700	702,703,500	1,344,595,200
01	ASAMBLEA NACIONAL	1,384,000		1,384,000
	A Personas	25,000		25,000
	Becas de Estudio	110,000		110,000
	Al Sector Externo	1,249,000		1,249,000
02	CONTRALORÍA GENERAL DE LA REPÚBLICA	138,700		138,700
	Becas de Estudio	130,000		130,000
	Al Sector Externo	8,700		8,700
03	PRESIDENCIA DE LA REPÚBLICA	9,510,000	7,147,200	16,657,200
	Pensiones y Jubilaciones	520,400		520,400
	A Personas	8,034,600		8,034,600
	Becas de Estudio	55,000		55,000
	Al Sector Privado	900,000		900,000
	SENACYT		2,787,000	2,787,000
	AUTORIDAD NAL. PARA LA INNOV. GUB. Propias		4,360,200	4,360,200
05	MINISTERIO DE RELACIONES EXTERIORES	2,257,300		2,257,300
	A Personas	19,600		19,600
	Becas de Estudio	152,000		152,000
	Al Sector Externo	2,085,700		2,085,700
07	MINISTERIO DE EDUCACIÓN	26,398,600	274,047,700	300,446,300
	Pensiones y Jubilaciones	23,192,100		23,192,100
	Becas de Estudio	50,000		50,000
	Al Sector Privado	2,910,200		2,910,200
	I.N.A.C.		14,804,300	14,804,300
	Instituto Panameño de Deportes		10,274,400	10,274,400
	I.P.H.E.		22,556,300	22,556,300
	Universidad Autónoma de Chiriquí		25,698,300	25,698,300
	Universidad de Panamá		140,667,200	140,667,200
	Universidad Marítima Internacional de Panamá		3,103,000	3,103,000
	Universidad Especializada de las Américas		8,710,900	8,710,900
	Universidad Tecnológica		48,233,300	48,233,300
	Al Sector Externo	246,300		246,300



08	MINISTERIO DE COMERCIO E INDUSTRIAS	3,360,900	18,913,300	22,274,200
	Becas de Estudio	66,000		66,000
	Al Sector Privado	1,408,700		1,408,700
	Autoridad de Micro, Mediana y Pequeña Empresa		2,217,000	2,217,000
	Autoridad de Protección al Consumidor y Def. Comp.		9,304,500	9,304,500
	Zona Franca del Barú		377,100	377,100
	Agencia del Area Panamá Pacífico		7,014,700	7,014,700
	Al Sector Externo	1,886,200		1,886,200
09	MINISTERIO DE OBRAS PÚBLICAS	75,500		75,500
	Becas de Estudio	60,000		60,000
	Al Sector Externo	15,500		15,500
10	MINISTERIO DE DESARROLLO AGROPECUARIO	1,316,300	19,216,500	20,532,800
	A Personas	100,600		100,600
	Al Sector Privado	196,400		196,400
	I.D.I.A.P.		7,700,000	7,700,000
	A.R.A.P.		4,900,500	4,900,500
	I.M.A		5,220,700	5,220,700
	I.S.A		1,395,300	1,395,300
	Al Sector Externo	1,019,300		1,019,300
12	MINISTERIO DE SALUD	219,711,100	295,528,500	515,239,600
	Pensiones y Jubilaciones	530,400		530,400
	A Personas	930,600		930,600
	Becas de Estudio	223,800		223,800
	Al Sector Privado	129,829,700		129,829,700
	Al Gobierno Central	5,569,800		5,569,800
	Instituto Conmemorativo Gorgas		4,391,700	4,391,700
	A.U.P.S.A		3,781,800	3,781,800
	Impuesto de Licores		5,000,000	5,000,000
	C.S.S. FEJUPEN - Aporte Gob. Central		17,770,000	17,770,000
	C.S.S. 0.8% Salarios Básicos		58,345,000	58,345,000
	C.S.S. Impuestos de Cerveza / FEJUPEN			
	Sostenibilidad del Regimen (Ley 51)		100,000,000	100,000,000
	Aumento Pensiones y Jubilaciones (DG-51)		50,650,000	50,650,000
	Subsidio Flutuaciones - Intereses C.S.S.		20,500,000	20,500,000
	Subsidio Maternidad y Enfermedad		25,000,000	25,000,000
	Incremento Jubilaciones (Ley 22)			
	Gratificacion Salarial a funcionarios Publicos			
	Aporte Junta Tecnica Actuarial		90,000	90,000
	Deficit de Fideicomiso IVM			
	I.D.A.A.N.		10,000,000	10,000,000
	Municipios	7,100,000		7,100,000
	C.S.S. Planilla Prestac. - Fondo Complementario	74,751,000		74,751,000
	Al Sector Externo	775,800		775,800
13	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	460,700		460,700



	Becas de Estudio	24,000		24,000
	Al Sector Externo	436,700		436,700
14	MIN. DE VIVIENDA Y ORDEN. TERRIT.	160,200	1,125,000	1,285,200
	A Personas	159,200		159,200
	Subsidio (Agua) Banco Hipotecario Nacional		1,125,000	1,125,000
	Al Sector Externo	1,000		1,000
16	MINISTERIO DE ECONOMÍA Y FINANZAS	298,343,600	71,702,100	370,045,700
	A Personas	60,000		60,000
	Becas de Estudio	445,500		445,500
	Al Sector Privado	271,745,300		271,745,300
	Autoridad Nacional del Ambiente		16,233,500	16,233,500
	Autoridad Nacional de Aduana		18,937,300	18,937,300
	Consejo de Administración del SIACAP		1,764,100	1,764,100
	Dirección General de Contrataciones Públicas		2,864,200	2,864,200
	Tribunal de Contrataciones Públicas		1,420,200	1,420,200
	Empresa de Generacion Eléctrica S.A.		29,771,000	29,771,000
	Comisión Nacional de Valores		711,800	711,800
	Municipios	500,000		500,000
	Propias	24,179,000		24,179,000
	Al Sector Externo	1,413,800		1,413,800
17	MINISTERIO DE GOBIERNO	27,989,400	6,000,000	33,989,400
	Pensiones y Jubilaciones	5,440,900		5,440,900
	Becas de Estudio	41,200		41,200
	Al Sector Privado	7,400,000		7,400,000
	Aeronautica Civil		6,000,000	6,000,000
	Municipios	5,317,400		5,317,400
	Propias	9,666,100		9,666,100
	Al Sector Externo	123,800		123,800
18	MINISTERIO DE SEGURIDAD PUBLICA	41,749,200		41,749,200
	Pensiones y Jubilaciones	39,225,300		39,225,300
	A Personas	1,495,100		1,495,100
	Becas de Estudio	939,000		939,000
	Al Sector Privado	1,500		1,500
	Al Sector Externo	88,300		88,300
21	MIN. DE DESARROLLO SOCIAL	3,557,200	9,023,200	12,580,400
	Pensiones y Jubilaciones	2,100		2,100
	A Personas	185,800		185,800
	Becas de Estudio	12,700		12,700
	Al Sector Privado	3,306,500		3,306,500
	SENADIS		4,687,000	4,687,000
	INAMU		1,861,900	1,861,900
	SENIAF		2,474,300	2,474,300
	Al Sector Externo	50,100		50,100



26	TRIBUNAL ADMINISTRATIVO TRIBUTARIO	3,500	3,500
	Becas de Estudio	3,500	3,500
30	ÓRGANO JUDICIAL	409,500	409,500
	Pensiones y Jubilaciones	69,500	69,500
	Becas de Estudio	340,000	340,000
36	PROCURADURÍA GENERAL DE LA NACIÓN	442,100	442,100
	Pensiones y Jubilaciones	162,100	162,100
	Becas de Estudio	280,000	280,000
37	PROCURADURÍA DE LA ADMINISTRACIÓN	150,800	150,800
	Becas de Estudio	150,800	150,800
40	TRIBUNAL ELECTORAL	4,274,300	4,274,300
	Pensiones y Jubilaciones	45,900	45,900
	Becas de Estudio	179,400	179,400
	Al Sector Privado	4,044,000	4,044,000
	Al Sector Externo	5,000	5,000
45	OTROS GASTOS DE LA ADMINISTRACIÓN	51,800	51,800
	Becas de Estudio	51,800	51,800
46	TRIBUNAL DE CUENTAS	51,500	51,500
	A Personas	6,600	6,600
	Becas de Estudio	44,900	44,900
47	FISCALÍA DE CUENTAS	19,300	19,300
	Becas de Estudio	19,300	19,300
49	DEFENSORÍA DEL PUEBLO	76,200	76,200
	A Personas	3,000	3,000
	Becas de Estudio	34,600	34,600
	Propias	30,200	30,200
	Al Sector Externo	5,000	5,000
	Créditos Reconocidos por Transferencias Corrientes	3,400	3,400

ARTÍCULO 38. Apruébase las transferencias de capital de acuerdo al siguientes detalle:

CÓDIGO	INSTITUCIÓN DESTINO	MONTO
	TOTAL TRANSFERENCIAS DE CAPITAL	371,026,100
03	PRESIDENCIA DE LA REPÚBLICA	55,658,900
	SENACYT	26,658,900
	AUTORIDAD NAL. PARA LA INNOV. GUB.	29,000,000



07	MINISTERIO DE EDUCACIÓN	116,298,800
	IFARHU	76,100,000
	INAC	11,910,000
	SERTV	1,500,000
	INSTITUTO PANAMEÑO DE DEPORTES	8,000,000
	IPHE	1,500,000
	UNACHI	3,136,000
	UNIV. DE PANAMÁ	6,817,800
	UDELAS	1,835,000
	UNIV. TECNOLÓGICA	5,500,000
08	MINISTERIO DE COMERCIO E INDUSTRIAS	29,895,500
	AMPYME	21,000,000
	APCDC	95,500
	AUTORIDAD DE TURISMO DE PANAMÁ	1,000,000
	AGENCIA DEL ÁREA PANAMA PACÍFICO	7,800,000
10	MINISTERIO DE DESARROLLO AGROPECUARIO	9,509,800
	I.D.I.A.P.	2,601,200
	A.R.A.P.	1,828,600
	I.M.A.	2,550,000
	B.D.A.	2,500,000
	I.S.A.	30,000
12	MINISTERIO DE SALUD	53,984,000
	INST. CONMEMORATIVO GORGAS	2,984,000
	IDAAN	51,000,000
13	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	50,000,000
	INADEH	50,000,000
16	MINISTERIO DE ECONOMÍA Y FINANZAS	10,614,600
	ANAM	4,254,600
	AUTORIDAD NACIONAL DE ADUANAS	3,360,000
	CONTRATACIONES PÚBLICAS	940,000
	TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	250,000
	EMPRESA DE GENERACIÓN ELÉCTRICA	
	EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	1,810,000
17	MINISTERIO DE GOBIERNO	40,115,000
	AERONÁUTICA CIVIL	40,115,000
21	MINISTERIO DE DESARROLLO SOCIAL	4,949,500
	SECRETARÍA NACIONAL DE DISCAPACIDAD	3,600,000
	INAMU	372,000
	SENIAF	977,500



CAPÍTULO XXVII
FONDO LEY DE SEGURO EDUCATIVO

ARTÍCULO 39. Los recursos provenientes del Seguro Educativo a que se refiere el Decreto de Gabinete 168 de 27 de julio de 1971 reformado por las Leyes 24 de 21 de julio de 1980; 18 de 29 de septiembre de 1982; 13 de 28 de julio de 1987; y, 16 de 29 de noviembre de 1987; y modificados por la ley 49 de septiembre de 2002, cuyo destino específico lo constituyen programas de educación, y formación de mano de obra, se asignan para el 2011, según el siguiente detalle.

INSTITUCIÓN DESTINO	MONTO
TOTAL INGRESOS AUTORIZADOS	180,419,400
FONDO DE SEGURO EDUCATIVO	180,419,400
Ingresos Tributarios	180,419,400
Impuestos Directos	180,419,400
Seguro Educativo	180,419,400
MINISTERIO DE EDUCACIÓN	58,591,200
Educación Agropecuaria	8,560,900
Fondo Exon. de Matrícula	48,713,200
Capacitación Gremial Docente	1,317,100
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	6,585,300
Educación Sindical	6,585,300
IFARHU	76,389,500
Becas	55,306,400
Crédito Educativo	21,083,100
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	7,902,400
Gastos de Funcionamiento	7,902,400
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA EL DESARROLLO HUMANO	24,365,700
Programas Regulares (INADEH / MITRADEL)	18,438,900
Capacitacion del Recursos Humano del Sector Privado	3,951,200
Formación Dual	1,975,600
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	6,585,300
Gastos de Funcionamiento	6,585,300



TÍTULO III

PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

ARTÍCULO 40. Apruébase los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2011 cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	3,044,878,100	839,815,600	3,884,693,700	2,658,754,550	1,225,939,150	3,884,693,700
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	2,217,000	21,000,000	23,217,000	2,046,000	21,171,000	23,217,000
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	31,025,000	0	31,025,000	12,819,700	18,205,300	31,025,000
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	13,180,000	0	13,180,000	10,822,700	2,357,300	13,180,000
AUTORIDAD NACIONAL DEL AMBIENTE	23,063,500	28,738,500	51,802,000	21,046,500	30,755,500	51,802,000
AUTORIDAD NACIONAL DE ADUANAS	22,483,300	3,360,000	25,843,300	21,923,200	3,920,100	25,843,300
CAJA DE SEGURO SOCIAL	2,354,323,000	523,052,000	2,877,375,000	2,128,548,800	748,826,200	2,877,375,000
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	4,792,500	2,984,000	7,776,500	4,762,250	3,014,250	7,776,500
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	9,304,500	95,500	9,400,000	8,703,900	696,100	9,400,000
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,764,100	0	1,764,100	1,646,100	118,000	1,764,100
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	85,900,500	95,884,500	181,785,000	15,447,700	166,337,300	181,785,000
SECRETARÍA NACIONAL DE DISCAPACIDAD	4,687,000	3,600,000	8,287,000	4,605,500	3,681,500	8,287,000
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	5,281,800	0	5,281,800	5,004,700	277,100	5,281,800
INST. DE INVESTIGACIONES AGROPECUARIAS	8,300,000	3,801,500	12,101,500	8,030,300	4,071,200	12,101,500
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	8,058,600	3,021,000	11,079,600	8,058,600	3,021,000	11,079,600
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	2,864,200	940,000	3,804,200	2,522,500	1,281,700	3,804,200
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	1,420,200	250,000	1,670,200	1,352,100	318,100	1,670,200
INSTITUTO NACIONAL DE CULTURA	15,353,300	12,332,700	27,686,000	15,197,200	12,488,800	27,686,000



Continuación...

RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	7,902,400	2,000,000	9,902,400	7,642,900	2,259,500	9,902,400
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	3,287,000	29,658,900	32,945,900	2,712,000	30,233,900	32,945,900
INSTITUTO NACIONAL DE LA MUJER	1,861,900	372,000	2,233,900	1,690,600	543,300	2,233,900
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	2,474,300	977,500	3,451,800	2,359,800	1,092,000	3,451,800
INSTITUTO PANAMEÑO DE DEPORTES	10,759,400	8,000,000	18,759,400	10,555,000	8,204,400	18,759,400
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA DES. H.	24,515,600	50,000,000	74,515,600	11,110,000	63,405,600	74,515,600
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	23,288,800	1,500,000	24,788,800	22,767,500	2,021,300	24,788,800
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	7,330,300	0	7,330,300	6,517,000	813,300	7,330,300
AUTORIDAD DE TURISMO DE PANAMÁ	47,482,800	1,000,000	48,482,800	16,683,500	31,799,300	48,482,800
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	4,360,200	29,000,000	33,360,200	4,360,200	29,000,000	33,360,200
REGISTRO PÚBLICO DE PANAMÁ	47,762,500	158,700	47,921,200	35,884,400	12,036,800	47,921,200
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	28,100,900	3,936,000	32,036,900	27,620,600	4,416,300	32,036,900
UNIVERSIDAD DE PANAMÁ	164,728,400	6,817,800	171,546,200	161,774,000	9,772,200	171,546,200
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	7,941,800	0	7,941,800	6,606,400	1,335,400	7,941,800
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	11,768,300	1,835,000	13,603,300	11,385,700	2,217,600	13,603,300
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	56,885,000	5,500,000	62,385,000	56,149,500	6,235,500	62,385,000
ZONA FRANCA DE BARÚ	410,000	0	410,000	397,700	12,300	410,000



ARTÍCULO 41. Apruébase los gastos corrientes de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	1,378,398,764	1,254,534,986	25,800,800	0	20,000	2,658,754,550
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	1,980,700	65,300	0	0	0	2,046,000
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	12,703,700	116,000	0	0	0	12,819,700
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	9,987,631	835,069	0	0	0	10,822,700
AUTORIDAD NACIONAL DEL AMBIENTE	20,634,900	411,600	0	0	0	21,046,500
AUTORIDAD NACIONAL DE ADUANAS	23,753,000	170,200	0	0	0	23,923,200
CAJA DE SEGURO SOCIAL	883,916,223	1,244,632,577	0	0	0	2,128,548,800
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	4,706,050	56,200	0	0	0	4,762,250
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	8,558,400	145,500	0	0	0	8,703,900
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,597,100	49,000	0	0	0	1,646,100
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	14,999,400	448,300	0	0	0	15,447,700
SECRETARÍA NACIONAL DE DISCAPACIDAD	4,010,500	595,000	0	0	0	4,605,500
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	4,932,800	71,900	0	0	0	5,004,700
INST. DE INVESTIGACIONES AGROPECUARIAS	7,895,600	134,700	0	0	0	8,030,300
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	7,453,260	605,340	0	0	0	8,058,600
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	2,411,500	111,000	0	0	0	2,522,500
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	1,337,100	15,000	0	0	0	1,352,100
INSTITUTO NACIONAL DE CULTURA	14,744,500	452,700	0	0	0	15,197,200
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	7,423,300	219,600	0	0	0	7,642,900
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	2,693,600	18,400	0	0	0	2,712,000
INSTITUTO NACIONAL DE LA MUJER	1,678,600	12,000	0	0	0	1,690,600
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	2,359,800	0	0	0	0	2,359,800
INSTITUTO PANAMEÑO DE DEPORTES	8,435,500	2,119,500	0	0	0	10,555,000
INSTITUTO NAL. DE FORMACIÓN PROF. Y CAP. PARA DES. H.	10,957,500	152,500	0	0	0	11,110,000
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	22,099,800	667,700	0	0	0	22,767,500
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	6,364,000	153,000	0	0	0	6,517,000
AUTORIDAD DE TURISMO DE PANAMÁ	15,917,000	356,500	400,000	0	10,000	16,683,500
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	4,330,200	30,000	0	0	0	4,360,200
REGISTRO PÚBLICO DE PANAMÁ	10,319,300	154,300	25,400,800	0	10,000	35,884,400
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	27,489,200	131,400	0	0	0	27,620,600
UNIVERSIDAD DE PANAMÁ	160,804,000	970,000	0	0	0	161,774,000
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	6,526,300	80,100	0	0	0	6,606,400
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	11,301,000	84,700	0	0	0	11,385,700
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	55,684,100	465,400	0	0	0	56,149,500
ZONA FRANCA DE BARÚ	393,200	4,500	0	0	0	397,700

ARTÍCULO 42. Apruébase los gastos de capital de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	1,212,836,900	11,382,250	0	2,520,000	1,225,939,150
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	21,000,000	171,000	0	0	21,171,000
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	17,872,600	332,700	0	0	18,205,300
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	2,357,300	0	0	0	2,357,300
AUTORIDAD NACIONAL DEL AMBIENTE	30,590,500	165,000	0	0	30,755,500
AUTORIDAD NACIONAL DE ADUANAS	3,360,000	560,100	0	0	3,920,100
CAJA DE SEGURO SOCIAL	748,826,200	0	0	0	748,826,200
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	2,984,000	30,250	0	0	3,014,250
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	95,500	600,600	0	0	696,100
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	0	118,000	0	0	118,000
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	164,516,100	1,821,200	0	0	166,337,300
SECRETARÍA NACIONAL DE DISCAPACIDAD	3,600,000	81,500	0	0	3,681,500
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	0	277,100	0	0	277,100
INST. DE INVESTIGACIONES AGROPECUARIAS	3,801,500	269,700	0	0	4,071,200
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	3,021,000	0	0	0	3,021,000
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	940,000	341,700	0	0	1,281,700
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	250,000	68,100	0	0	318,100
INSTITUTO NACIONAL DE CULTURA	12,332,700	156,100	0	0	12,488,800
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	2,144,500	115,000	0	0	2,259,500
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	30,158,900	75,000	0	0	30,233,900
INSTITUTO NACIONAL DE LA MUJER	372,000	171,300	0	0	543,300
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	977,500	114,500	0	0	1,092,000
INSTITUTO PANAMEÑO DE DEPORTES	8,000,000	204,400	0	0	8,204,400
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA DES. H.	63,405,600	0	0	0	63,405,600
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	1,500,000	521,300	0	0	2,021,300
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	369,100	444,200	0	0	813,300
AUTORIDAD DE TURISMO DE PANAMÁ	31,137,700	141,600	0	520,000	31,799,300
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	29,000,000	0	0	0	29,000,000
REGISTRO PÚBLICO DE PANAMÁ	10,000,000	36,800	0	2,000,000	12,036,800
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	3,936,000	480,300	0	0	4,416,300
UNIVERSIDAD DE PANAMÁ	6,817,800	2,954,400	0	0	9,772,200
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	1,335,400	0	0	0	1,335,400
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	1,835,000	382,600	0	0	2,217,600
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	5,500,000	735,500	0	0	6,235,500
ZONA FRANCA DE BARÚ	0	12,300	0	0	12,300

CAPÍTULO II
1.02 AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA

ARTÍCULO 43. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2011:

Ingresos Totales	23,217,000
Menos: Aumento de Reservas	
Ingresos Disponibles	23,217,000
Gastos	23,217,000

ARTÍCULO 44. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

102.0.0.0.0.00.	AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMP.	23,217,000
102.1.0.0.0.00.	INGRESOS CORRIENTES	2,217,000
102.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,217,000
102.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,217,000
102.1.2.3.1.00.	GOBIERNO CENTRAL	2,217,000
102.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	2,217,000
102.2.0.0.0.00.	INGRESOS DE CAPITAL	21,000,000
102.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	21,000,000
102.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	21,000,000
102.2.3.2.1.00.	GOBIERNO CENTRAL	21,000,000
102.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	21,000,000

ARTÍCULO 45. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		1,877,600
Fomento y Desarrollo		339,400
	Total del Presupuesto de funcionamiento	**2,217,000**
	Inversión	
Fondo de Garantías		5,000,000
Capacitación y Asistencia Técnica		10,000,000
Micro Crédito		2,000,000
Capital Semilla		4,000,000
	Total del Presupuesto de inversión	**21,000,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**23,217,000**



CAPÍTULO III

1.03 AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE

ARTÍCULO 46. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2011:

Ingresos Totales	31,025,000
Menos: Aumento de Reservas	
Ingresos Disponibles	31,025,000
Gastos	31,025,000

ARTÍCULO 47. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

103.0.0.0.0.00.	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	31,025,000
103.1.0.0.0.00.	INGRESOS CORRIENTES	31,025,000
103.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	31,025,000
103.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,500,000
103.1.2.3.7.00.	SECTOR PRIVADO	1,500,000
103.1.2.3.7.08.	1% APORTE DE ASEGURADORAS	1,500,000
103.1.2.4.0.00.	TASAS Y DERECHOS	10,335,000
103.1.2.4.1.00.	DERECHOS	6,900,000
103.1.2.4.1.55.	LICENCIA PARA CONDUCTOR	6,900,000
103.1.2.4.2.00.	TASAS	3,435,000
103.1.2.4.2.09.	REVISIÓN DE VEHÍCULOS	3,435,000
103.1.2.6.0.00.	INGRESOS VARIOS	19,190,000
103.1.2.6.0.14.	MULTAS DE TRÁNSITO	12,780,000
103.1.2.6.0.25.	COLISIONES	710,000
103.1.2.6.0.99.	OTROS INGRESOS VARIOS	5,700,000

ARTÍCULO 48. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		**ASIGNACIÓN EN BALBOAS**
	Funcionamiento	
Dirección y Administración General		4,938,598
Desarrollo del Transporte y Operación		8,213,802
	Total del Presupuesto de funcionamiento	**13,152,400**
	Inversión	
Fortalec. / Tránsito y Transp. Terrest.		17,872,600
	Total del Presupuesto de inversión	**17,872,600**
	TOTAL DEL PRESUPUESTO DE GASTOS	**31,025,000**



CAPÍTULO IV
1.06 AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS

ARTÍCULO 49. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2011:

Ingresos Totales	13,180,000
Menos: Aumento de Reservas	
Ingresos Disponibles	13,180,000
Gastos	13,180,000

ARTÍCULO 50. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

106.0.0.0.0.00.	AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS	13,180,000
106.1.0.0.0.00.	INGRESOS CORRIENTES	13,180,000
106.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	13,180,000
106.1.2.4.0.00.	TASAS Y DERECHOS	13,130,000
106.1.2.4.2.00.	TASAS	13,130,000
106.1.2.4.2.49.	TASA DE REGULACIÓN DE LOS SERV.	13,130,000
106.1.2.6.0.00.	INGRESOS VARIOS	50,000
106.1.2.6.0.99.	OTROS INGRESOS VARIOS	50,000

ARTÍCULO 51. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		5,022,186
Regulación de los Servicios Públicos		5,800,514
	Total del Presupuesto de funcionamiento	**10,822,700**
	Inversión	
Admón. y Reg. de los Servicios Públicos		2,357,300
	Total del Presupuesto de inversión	**2,357,300**
	TOTAL DEL PRESUPUESTO DE GASTOS	**13,180,000**

CAPÍTULO V
1.08 AUTORIDAD NACIONAL DEL AMBIENTE

ARTÍCULO 52. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DEL AMBIENTE



para la vigencia fiscal de 2011:

Ingresos Totales	51,802,000
Menos: Aumento de Reservas	
Ingresos Disponibles	51,802,000
Gastos	51,802,000

ARTÍCULO 53. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

108.0.0.0.0.00.	AUTORIDAD NACIONAL DEL AMBIENTE	51,802,000
108.1.0.0.0.00.	INGRESOS CORRIENTES	23,063,500
108.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	23,063,500
108.1.2.1.0.00.	RENTA DE ACTIVOS	2,230,700
108.1.2.1.1.00.	ARRENDAMIENTOS	367,900
108.1.2.1.1.01.	ARRENDAMIENTOS	6,500
108.1.2.1.1.02.	DE LOTES Y TIERRAS	322,400
108.1.2.1.1.04.	DE VIVIENDAS	39,000
108.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	30,500
108.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	30,500
108.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	1,832,300
108.1.2.1.4.30.	ESTUDIOS AMBIENTALES	1,832,300
108.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	16,233,500
108.1.2.3.1.00.	GOBIERNO CENTRAL	16,233,500
108.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	16,233,500
108.1.2.4.0.00.	TASAS Y DERECHOS	4,201,700
108.1.2.4.1.00.	DERECHOS	4,201,700
108.1.2.4.1.29.	GUÍAS Y EXTRACCIÓN DE MADERA	2,202,600
108.1.2.4.1.36.	CONCESIONES Y ACTIVIDADES DE FLORA Y FAUNA	583,200
108.1.2.4.1.45.	CONCESIONES VARIAS	770,800
108.1.2.4.1.56.	ACTIVIDADES ÁREAS PROTEGIDAS	645,100
108.1.2.6.0.00.	INGRESOS VARIOS	397,600
108.1.2.6.0.99.	OTROS INGRESOS VARIOS	397,600
108.2.0.0.0.00.	INGRESOS DE CAPITAL	28,738,500
108.2.2.0.0.00.	RECURSOS DEL CRÉDITO	8,247,200
108.2.2.2.0.00.	CRÉDITO EXTERNO	8,247,200
108.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	8,247,200
108.2.2.2.1.14.	CORPORACIÓN ANDINA DE FOMENTO	3,230,700
108.2.2.2.1.33.	B.I.D. - ANAM (Pn-0122)	3,006,500
108.2.2.2.1.60.	BANCO MUNDIAL	2,010,000
108.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	19,751,300
108.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	19,751,300
108.2.3.2.1.00.	GOBIERNO CENTRAL	4,254,600
108.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	4,254,600
108.2.3.2.8.00.	SECTOR EXTERNO	15,496,700
108.2.3.2.8.17.	DONACIONES VARIAS	15,496,700
108.2.4.0.0.00.	SALDO EN CAJA Y BANCO	740,000
108.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	740,000



108.2.4.2.0.01.	SALDO DE CAPITAL	740,000

ARTÍCULO 54. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD NACIONAL DEL AMBIENTE para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,012,000
Áreas Protegidas y Vida Silvestre	2,748,000
Gestión Ambiental	3,519,500
Gestión Integrada de Cuencas Hidrogr	2,932,000
Total del Presupuesto de funcionamiento	**21,211,500**
Inversión	
Investigación y Manejo de Rec. Naturales	11,879,400
Conservación y Desarrollo Sostenible	7,830,500
Fortalecimiento Institucional	10,880,600
Total del Presupuesto de inversión	**30,590,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**51,802,000**

CAPÍTULO VI
1.09 AUTORIDAD NACIONAL DE ADUANAS

ARTÍCULO 55. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2011:

Ingresos Totales	25,843,300
Menos: Aumento de Reservas	
Ingresos Disponibles	25,843,300
Gastos	25,843,300

ARTÍCULO 56. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

109.0.0.0.0.00.	AUTORIDAD NACIONAL DE ADUANAS	25,843,300
109.1.0.0.0.00.	INGRESOS CORRIENTES	22,483,300
109.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	22,483,300
109.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	18,937,300
109.1.2.3.1.00.	GOBIERNO CENTRAL	18,937,300
109.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	18,937,300
109.1.2.6.0.00.	INGRESOS VARIOS	3,546,000
109.1.2.6.0.99.	OTROS INGRESOS VARIOS	3,546,000
109.2.0.0.0.00.	INGRESOS DE CAPITAL	3,360,000
109.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,360,000
109.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,360,000
109.2.3.2.1.00.	GOBIERNO CENTRAL	3,360,000
109.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	3,360,000



ARTÍCULO 57. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		16,557,918
Operaciones Aduaneras		5,925,382
	Total del Presupuesto de funcionamiento	**22,483,300**
	Inversión	
Desarrollo del Sistema Aduanero		3,360,000
	Total del Presupuesto de inversión	**3,360,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**25,843,300**

CAPÍTULO VII

1.10 CAJA DE SEGURO SOCIAL

ARTÍCULO 58. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2011:

Ingresos Totales	2,877,375,000
Menos: Aumento de Reservas	
Ingresos Disponibles	2,877,375,000
Gastos	2,877,375,000

ARTÍCULO 59. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

110.0.0.0.0.00.	CAJA DE SEGURO SOCIAL	2,877,375,000
110.1.0.0.0.00.	INGRESOS CORRIENTES	2,354,323,000
110.1.1.0.0.00.	INGRESOS TRIBUTARIOS	1,819,181,000
110.1.1.1.0.00.	IMPUESTOS DIRECTOS	1,819,181,000
110.1.1.1.3.00.	CONTRIBUCIONES A LA SEGURIDAD SOCIAL	1,819,181,000
110.1.1.1.3.01.	CUOTAS S.S. REGULAR Y ESPECIALES	1,689,376,000
110.1.1.1.3.02.	PRIMAS DE SEGUROS-RIESGO PROFESIONALES	129,805,000
110.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	416,985,000
110.1.2.1.0.00.	RENTA DE ACTIVOS	381,000
110.1.2.1.1.00.	ARRENDAMIENTOS	81,000
110.1.2.1.1.04.	DE VIVIENDAS	81,000
110.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	300,000
110.1.2.1.4.10.	PRIMA DE SEGUROS	300,000
110.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	277,355,000
110.1.2.3.1.00.	GOBIERNO CENTRAL	277,355,000
110.1.2.3.1.12.	MINISTERIO DE SALUD	277,355,000



110.1.2.6.0.00.	INGRESOS VARIOS	
110.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	139,249,000
110.1.2.6.0.10.	VIGENCIAS EXPIRADAS	13,505,000
110.1.2.6.0.24.	PLANILLA-PRESTACIONES FONDOS COMPLEMENT.	37,500,000
110.1.2.6.0.99.	OTROS INGRESOS VARIOS	74,751,000
110.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	13,493,000
110.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	118,157,000
110.1.3.1.0.14.	A INTERMEDIARIOS FINANCIEROS	2,402,000
110.1.3.1.0.17.	A SECTOR PRIVADO	99,000
110.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	2,303,000
110.1.3.2.0.14.	INTERMEDIARIOS FINANCIEROS	113,813,000
110.1.3.2.0.21.	POR GOBIERNO CENTRAL	3,745,000
110.1.3.3.0.00.	CONTRIBUCIÓN FONDOS DE PENSIONES	110,068,000
110.1.3.3.0.01.	CAJA DE SEGURO SOCIAL JUBILADOS	1,942,000
110.1.3.3.0.03.	PLAN DE RETIRO ANTICIPADO AUTOFINANCIABLE	495,000
110.2.0.0.0.00.	INGRESOS DE CAPITAL	1,447,000
110.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	523,052,000
110.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	25,540,000
110.2.1.3.4.00.	INTERMEDIARIOS FINANCIEROS	3,130,000
110.2.1.3.4.30.	BANCO HIPOTECARIO NACIONAL	180,000
110.2.1.3.7.00.	SECTOR PRIVADO	180,000
110.2.1.3.7.03.	PRÉSTAMOS HIPOTECARIOS	2,950,000
110.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	2,950,000
110.2.1.4.1.00.	GOBIERNO CENTRAL	22,410,000
110.2.1.4.1.01.	VALORES PÚBLICOS	5,000,000
110.2.1.4.7.00.	SECTOR PRIVADO	5,000,000
110.2.1.4.7.01.	BONOS CORPORATIVOS Y DPF	17,410,000
110.2.6.0.0.00.	RESERVA	17,410,000
110.2.6.0.0.00.	USO DE RESERVA	497,512,000
110.2.6.0.1.00.	USO DE RESERVA	497,512,000
110.2.6.0.1.01.	RESERVA PARA INVERSIONES	497,512,000
110.2.6.0.1.02.	RESERVA PARA GASTOS CORRIENTES	491,430,000
		6,082,000

ARTÍCULO 60. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Plan de Retiro Anticipado		631,800
Administración		94,648,000
Enfermedad y Maternidad		728,444,000
Invalidez, Vejez y Muerte		1,097,781,000
Riesgos Profesionales		131,345,000
Fondo Complementario		74,751,000
SIACAP		453,000
Fideicomiso IRHE - INTEL		495,000

Total del Presupuesto de funcionamiento	**2,128,548,800**
Inversión	
Remod.y Const. de Establecim. de Salud	39,382,400
Adquisición de Maquinaria y Equipos	43,141,000
Inversiones Financieras	666,302,800
Total del Presupuesto de inversión	**748,826,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,877,375,000**

CAPÍTULO VIII

1.11 INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD

ARTÍCULO 61. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos de la INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2011:

Ingresos Totales	7,776,500
Menos: Aumento de Reservas	
Ingresos Disponibles	7,776,500
Gastos	7,776,500

ARTÍCULO 62. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

111.0.0.0.0.00.	INSTITUTO CONMEMORATIVO GORGAS DE EST. DE LA SALUD	7,776,500
111.1.0.0.0.00.	INGRESOS CORRIENTES	4,792,500
111.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,792,500
111.1.2.1.0.00.	RENTA DE ACTIVOS	400,800
111.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	400,800
111.1.2.1.4.21.	SERVICIOS DE LABORATORIOS	400,800
111.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,391,700
111.1.2.3.1.00.	GOBIERNO CENTRAL	4,391,700
111.1.2.3.1.12.	MINISTERIO DE SALUD	4,391,700
111.2.0.0.0.00.	INGRESOS DE CAPITAL	2,984,000
111.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,984,000
111.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,984,000
111.2.3.2.1.00.	GOBIERNO CENTRAL	2,984,000
111.2.3.2.1.12.	MINISTERIO DE SALUD	2,984,000

ARTÍCULO 63. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	1,897,700
Investigación en Salud Pública	2,894,800



	Total del Presupuesto de funcionamiento	**4,792,500**
	Inversión	
Const. y Remodelac. de Instalaciones		500,000
Investigación		2,484,000
	Total del Presupuesto de inversión	**2,984,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**7,776,500**

CAPÍTULO IX
1.14 AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA

ARTÍCULO 64. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2011:

Ingresos Totales	9,400,000
Menos: Aumento de Reservas	
Ingresos Disponibles	9,400,000
Gastos	9,400,000

ARTÍCULO 65. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

114.0.0.0.0.00.	AUT. DE PROTEC.AL CONSUMIDOR Y DEFENSA DE LA COMPET.	9,400,000
114.1,0.0.0.00.	INGRESOS CORRIENTES	9,304,500
114.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	9,304,500
114.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	9,304,500
114.1.2.3.1.00.	GOBIERNO CENTRAL	9,304,500
114.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	9,304,500
114.2.0.0.0.00.	INGRESOS DE CAPITAL	95,500
114.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	95,500
114.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	95,500
114.2.3.2.1.00.	GOBIERNO CENTRAL	95,500
114.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	95,500

ARTÍCULO 66. Para la ejecución de programa de funcionamiento apruébase el presupuesto de gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que continuación se indica:

PROGRAMAS		**ASIGNACIÓN EN BALBOAS**
	Funcionamiento	
Dirección y Administración General		6,685,638
Libre Competencia		537,185
Protección al Consumidor		2,081,677
	Total del Presupuesto de funcionamiento	**9,304,500**
	Inversión	
Prog. de Promoción de la Competencia		95,500
	Total del Presupuesto de inversión	**95,500**



TOTAL DEL PRESUPUESTO DE GASTOS 9,400,000

CAPÍTULO X
1.15 CONSEJO DE ADMINISTRACIÓN DEL SIACAP

ARTÍCULO 67. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2011:

Ingresos Totales	1,764,100
Menos: Aumento de Reservas	
Ingresos Disponibles	1,764,100
Gastos	1,764,100

ARTÍCULO 68. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

115.0.0.0.0.00.	CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,764,100
115.1.0.0.0.00.	INGRESOS CORRIENTES	1,764,100
115.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,764,100
115.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,764,100
115.1.2.3.1.00.	GOBIERNO CENTRAL	1,764,100
115.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	1,764,100

ARTÍCULO 69. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	1,764,100
Total del Presupuesto de funcionamiento	**1,764,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,764,100**

CAPÍTULO XI
1.20 INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS

ARTÍCULO 70. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2011:

Ingresos Totales	181,785,000
Menos: Aumento de Reservas	
Ingresos Disponibles	181,785,000



Gastos 181,785,000

ARTÍCULO 71. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

120.0.0.0.0.00.	IFARHU	181,785,000
120.1.0.0.0.00.	INGRESOS CORRIENTES	85,900,500
120.1.1.0.0.00.	INGRESOS TRIBUTARIOS	76,389,500
120.1.1.1.0.00.	IMPUESTOS DIRECTOS	76,389,500
120.1.1.1.4.00.	SEGURO EDUCATIVO	76,389,500
120.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	76,389,500
120.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,511,000
120.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	416,100
120.1.2.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	109,600
120.1.2.3.2.10.	CAJA DE SEGURO SOCIAL	109,600
120.1.2.3.7.00.	SECTOR PRIVADO	306,500
120.1.2.3.7.02.	PAPELERA ISTMEÑA	6,500
120.1.2.3.7.03.	OTRAS DONACIONES	300,000
120.1.2.4.0.00.	TASAS Y DERECHOS	1,850,000
120.1.2.4.2.00.	TASAS	1,850,000
120.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	1,850,000
120.1.2.6.0.00.	INGRESOS VARIOS	244,900
120.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	74,500
120.1.2.6.0.99.	OTROS INGRESOS VARIOS	170,400
120.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	7,000,000
120.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	7,000,000
120.1.3.1.0.17.	A SECTOR PRIVADO	7,000,000
120.2.0.0.0.00.	INGRESOS DE CAPITAL	95,884,500
120.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	17,500,000
120.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	17,500,000
120.2.1.3.7.00.	SECTOR PRIVADO	17,500,000
120.2.1.3.7.02.	PRÉSTAMOS EDUCATIVOS	17,500,000
120.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	76,100,000
120.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	76,100,000
120.2.3.2.1.00.	GOBIERNO CENTRAL	76,100,000
120.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	76,100,000
120.2.4.0.0.00.	SALDO EN CAJA Y BANCO	2,284,500
120.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	2,284,500
120.2.4.2.0.01.	SALDO DE CAPITAL	2,284,500

ARTÍCULO 72. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		15,701,900



Asistencia y Crédito Educativo	1,226,100
Planificación de Recursos Humanos	340,900
Total del Presupuesto de funcionamiento	**17,268,900**
Inversión	
Crédito Educativo	20,000,000
Construcciones, Mej. y Equipamiento	1,300,000
Becas de Asistencia Educ y Auxilio Econ	142,716,100
Convenio Hewlett Packard	500,000
Total del Presupuesto de inversión	**164,516,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**181,785,000**

CAPÍTULO XII

1.21 SECRETARÍA NACIONAL DE DISCAPACIDAD

ARTÍCULO 73. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del SECRETARÍA NACIONAL DE DISCAPACIDAD. para la vigencia fiscal de 2011:

Ingresos Totales	8,287,000
Menos: Aumento de Reservas	
Ingresos Disponibles	8,287,000
Gastos	8,287,000

ARTÍCULO 74. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

121.0.0.0.0.00.	SECRETARIA NACIONAL DE DISCAPACIDAD	8,287,000
121.1.0.0.0.00.	INGRESOS CORRIENTES	4,687,000
121.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,687,000
121.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,687,000
121.1.2.3.1.00.	GOBIERNO CENTRAL	4,687,000
121.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	4,687,000
121.2.0.0.0.00.	INGRESOS DE CAPITAL	3,600,000
121.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,600,000
121.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,600,000
121.2.3.2.1.00.	GOBIERNO CENTRAL	3,600,000
121.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	3,600,000

ARTÍCULO 75. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del SECRETARÍA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	2,673,100
Equiparación de Oportunidades	2,013,900



Total del Presupuesto de funcionamiento	**4,687,000**
Inversión	
Construcción, Mejoras, Equip. y Cap.	450,000
Equiparación de Oportunidades	3,150,000
Total del Presupuesto de inversión	**3,600,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**8,287,000**

CAPÍTULO XIII
1.24 AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS

ARTÍCULO 76. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2011:

Ingresos Totales	5,281,800
Menos: Aumento de Reservas	
Ingresos Disponibles	5,281,800
Gastos	5,281,800

ARTÍCULO 77. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

124.0.0.0.0.00.	AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	5,281,800
124.1.0.0.0.00.	INGRESOS CORRIENTES	5,281,800
124.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,281,800
124.1.2.1.0.00.	RENTA DE ACTIVOS	1,420,000
124.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	1,420,000
124.1.2.1.4.20.	SERVICIOS DE INSPECCIÓN DE ALIMENTOS	1,420,000
124.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,781,800
124.1.2.3.1.00.	GOBIERNO CENTRAL	3,781,800
124.1.2.3.1.12.	MINISTERIO DE SALUD	3,781,800
124.1.2.6.0.00.	INGRESOS VARIOS	80,000
124.1.2.6.0.99.	OTROS INGRESOS VARIOS	80,000

ARTÍCULO 78. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	2,722,100
Protección y Seguridad Alimentaria	2,559,700
Total del Presupuesto de funcionamiento	**5,281,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**5,281,800**



CAPÍTULO XIV
1.25 INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ

ARTÍCULO 79. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	12,101,500
Menos: Aumento de Reservas	
Ingresos Disponibles	12,101,500
Gastos	12,101,500

ARTÍCULO 80. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

125.0.0.0.0.00.	INST. DE INVESTIGACIONES AGROPECUARIAS	12,101,500
125.1.0.0.0.00.	INGRESOS CORRIENTES	8,300,000
125.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,300,000
125.1.2.1.0.00.	RENTA DE ACTIVOS	600,000
125.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	600,000
125.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	600,000
125.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	7,700,000
125.1.2.3.1.00.	GOBIERNO CENTRAL	7,700,000
125.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	7,700,000
125.2.0.0.0.00.	INGRESOS DE CAPITAL	3,801,500
125.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,801,500
125.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,801,500
125.2.3.2.1.00.	GOBIERNO CENTRAL	2,601,200
125.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	2,601,200
125.2.3.2.8.00.	SECTOR EXTERNO	1,200,300
125.2.3.2.8.08.	DONACIONES VARIAS	1,200,300

ARTÍCULO 81. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		3,640,600
Investigaciones Agropecuarias		4,659,400
	Total del Presupuesto de funcionamiento	**8,300,000**
	Inversión	
Investigación e innovación Agropecuaria		1,880,400



Apoyo a la investigaciòn e Innovaciòn	1,576,200
Crédito de Contingencia	344,900
Total del Presupuesto de inversión	**3,801,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**12,101,500**

CAPÍTULO XV
1.26 AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ

ARTÍCULO 82. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AUTORIDAD DE LOS RECURSOS ACUATICOS DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	11,079,600
Menos: Aumento de Reservas	
Ingresos Disponibles	11,079,600
Gastos	11,079,600

ARTÍCULO 83. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

126.0.0.0.0.00.	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	11,079,600
126.1.0.0.0.00.	INGRESOS CORRIENTES	8,058,600
126.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,058,600
126.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,900,500
126.1.2.3.1.00.	GOBIERNO CENTRAL	4,900,500
126.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	4,900,500
126.1.2.4.0.00.	TASAS Y DERECHOS	2,492,100
126.1.2.4.1.00.	DERECHOS	2,492,100
126.1.2.4.1.07.	LICENCIAS PARA CAZA-PESCA Y OTRAS ACTIV.	2,492,100
126.1.2.6.0.00.	INGRESOS VARIOS	666,000
126.1.2.6.0.99.	OTROS INGRESOS VARIOS	666,000
126.2.0.0.0.00.	INGRESOS DE CAPITAL	3,021,000
126.2.2.0.0.00.	RECURSOS DEL CRÉDITO	895,000
126.2.2.2.0.00.	CRÉDITO EXTERNO	895,000
126.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	895,000
126.2.2.2.1.01.	PRÉSTAMO AMP- ARAP 01152 BID	630,000
126.2.2.2.1.11.	SENACYT-BID	265,000
126.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,126,000
126.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,126,000
126.2.3.2.1.00.	GOBIERNO CENTRAL	1,828,600
126.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	1,828,600
126.2.3.2.8.00.	SECTOR EXTERNO	297,400
126.2.3.2.8.03.	DONACIÓN GEF- ARAP	297,400

ARTÍCULO 84. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación



se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	3,568,825
Admón. de los Recursos Acuáticos		4,489,775
Desarr. y Conserv. Rec. Acuáticos	**Total del Presupuesto de funcionamiento**	**8,058,600**
	Inversión	3,021,000
Invest. y Desar. Recursos Acuáticos	**Total del Presupuesto de inversión**	**3,021,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**11,079,600**

CAPITULO XVI
1.27 DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS

ARTÍCULO 85. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2011:

Ingresos Totales	3,804,200
Menos: Aumento de Reservas	
Ingresos Disponibles	3,804,200
Gastos	3,804,200

ARTÍCULO 86. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

ARTÍCULO 87. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	1,666,800
Admon. y Regulac. de las Contrataciones		1,197,400
Admon.y Desarrollo de la Compras Gub.	**Total del Presupuesto de funcionamiento**	**2,864,200**
	Inversión	940,000
Modernización de los Serv. de Cont. Pub.	**Total del Presupuesto de inversión**	**940,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**3,804,200**



CAPÍTULO XVII
1.28 TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS

ARTÍCULO 88. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2011:

Ingresos Totales	1,670,200
Menos: Aumento de Reservas	
Ingresos Disponibles	1,670,200
Gastos	1,670,200

ARTÍCULO 89. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

128.0.0.0.0.00.	TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	1,670,200
128.1.0.0.0.00.	INGRESOS CORRIENTES	1,420,200
128.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,420,200
128.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,420,200
128.1.2.3.1.00.	GOBIERNO CENTRAL	1,420,200
128.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	1,420,200
128.2.0.0.0.00.	INGRESOS DE CAPITAL	250,000
128.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	250,000
128.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	250,000
128.2.3.2.1.00.	GOBIERNO CENTRAL	250,000
128.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	250,000

ARTÍCULO 90. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	806,800
Operaciones Jurisdiccionales	613,400
Total del Presupuesto de funcionamiento	**1,420,200**
Inversión	
Construcción y Rehab. de Instalaciones	185,000
Modernización del Sistema Jurídico	65,000
Total del Presupuesto de inversión	**250,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,670,200**



CAPÍTULO XVIII
1.30 INSTITUTO NACIONAL DE CULTURA

ARTÍCULO 91. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2011:

Ingresos Totales	27,686,000
Menos: Aumento de Reservas	
Ingresos Disponibles	27,686,000
Gastos	27,686,000

ARTÍCULO 92. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

130.0.0.0.0.00.	INSTITUTO NACIONAL DE CULTURA	27,686,000
130.1.0.0.0.00.	INGRESOS CORRIENTES	15,353,300
130.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	15,353,300
130.1.2.1.0.00.	RENTA DE ACTIVOS	224,000
130.1.2.1.1.00.	ARRENDAMIENTOS	156,000
130.1.2.1.1.01.	ARRENDAMIENTOS	156,000
130.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	18,000
130.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	18,000
130.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	50,000
130.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	50,000
130.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	14,804,300
130.1.2.3.1.00.	GOBIERNO CENTRAL	14,804,300
130.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	14,804,300
130.1.2.4.0.00.	TASAS Y DERECHOS	300,000
130.1.2.4.1.00.	DERECHOS	300,000
130.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	300,000
130.1.2.6.0.00.	INGRESOS VARIOS	25,000
130.1.2.6.0.99.	OTROS INGRESOS VARIOS	25,000
130.2.0.0.0.00.	INGRESOS DE CAPITAL	12,332,700
130.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	12,332,700
130.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	12,332,700
130.2.3.2.1.00.	GOBIERNO CENTRAL	11,910,000
130.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	11,910,000
130.2.3.2.8.00.	SECTOR EXTERNO	422,700
130.2.3.2.8.04.	DONACIÓN FOMIN-BID	422,700

ARTÍCULO 93. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		8,809,120
Patrimonio Histórico		1,020,700
Extensión Cultural		2,582,344
Educación Artística		2,941,136
	Total del Presupuesto de funcionamiento	**15,353,300**
	Inversión	
Mantenimiento y Restauraciones de Obras		12,332,700
	Total del Presupuesto de inversión	**12,332,700**
	TOTAL DEL PRESUPUESTO DE GASTOS	**27,686,000**

CAPÍTULO XIX
1.31 SISTEMA ESTATAL DE RADIO Y TELEVISIÓN

ARTÍCULO 94. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2011:

Ingresos Totales	9,902,400
Menos: Aumento de Reservas	
Ingresos Disponibles	9,902,400
Gastos	9,902,400

ARTÍCULO 95. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

131.0.0.0.0.00.	SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	9,902,400
131.1.0.0.0.00.	INGRESOS CORRIENTES	7,902,400
131.1.1.0.0.00.	INGRESOS TRIBUTARIOS	7,902,400
131.1.1.1.0.00.	IMPUESTOS DIRECTOS	7,902,400
131.1.1.1.4.00.	SEGURO EDUCATIVO	7,902,400
131.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	7,902,400
131.2.0.0.0.00.	INGRESOS DE CAPITAL	2,000,000
131.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,500,000
131.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,500,000
131.2.3.2.1.00.	GOBIERNO CENTRAL	1,500,000
131.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	1,500,000
131.2.4.0.0.00.	SALDO EN CAJA Y BANCO	500,000
131.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	500,000
131.2.4.2.0.01.	SALDO DE CAPITAL	500,000

ARTÍCULO 96. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		4,021,840
Operaciones de Radio y Televisión		3,736,060
	Total del Presupuesto de funcionamiento	**7,757,900**
	Inversión	
Modernización de Radio y Telev. Estatal		2,144,500
	Total del Presupuesto de inversión	**2,144,500**
	TOTAL DEL PRESUPUESTO DE GASTOS	**9,902,400**

CAPÍTULO XX
1.32 SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN

ARTÍCULO 97. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2011:

Ingresos Totales	32,945,900
Menos: Aumento de Reservas	
Ingresos Disponibles	32,945,900
Gastos	32,945,900

ARTÍCULO 98. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

132.0.0.0.0.00.	SECRETARIA NACIONAL DE CIENCIA, TECNOLOG. E INN.	32,945,900
132.1.0.0.0.00.	INGRESOS CORRIENTES	3,287,000
132.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,287,000
132.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,787,000
132.1.2.3.1.00.	GOBIERNO CENTRAL	2,787,000
132.1.2.3.1.03.	PRESIDENCIA	2,787,000
132.1.2.6.0.00.	INGRESOS VARIOS	500,000
132.1.2.6.0.99.	OTROS INGRESOS VARIOS	500,000
132.2.0.0.0.00.	INGRESOS DE CAPITAL	29,658,900
132.2.2.0.0.00.	RECURSOS DEL CRÉDITO	3,000,000
132.2.2.2.0.00.	CRÉDITO EXTERNO	3,000,000
132.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	3,000,000
132.2.2.2.1.11.	SENACYT-BID	3,000,000
132.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	26,658,900
132.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	26,658,900
132.2.3.2.1.00.	GOBIERNO CENTRAL	26,658,900
132.2.3.2.1.03.	PRESIDENCIA DE LA REPÚBLICA	26,658,900

ARTÍCULO 99. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Des. de la Ciencia, Tecno. e Innovación		2,787,000
	Total del Presupuesto de funcionamiento	**2,787,000**
	Inversión	
Ciencia y Tecnología		30,158,900
	Total del Presupuesto de inversión	**30,158,900**
	TOTAL DEL PRESUPUESTO DE GASTOS	**32,945,900**

CAPÍTULO XXI
1.33 INSTITUTO NACIONAL DE LA MUJER

ARTÍCULO 100. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2011:

Ingresos Totales	2,233,900
Menos: Aumento de Reservas	
Ingresos Disponibles	2,233,900
Gastos	2,233,900

ARTÍCULO 101. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

133.0.0.0.0.00.	INSTITUTO NACIONAL DE LA MUJER	2,233,900
133.1.0.0.0.00.	INGRESOS CORRIENTES	1,861,900
133.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,861,900
133.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,861,900
133.1.2.3.1.00.	GOBIERNO CENTRAL	1,861,900
133.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	1,861,900
133.2.0.0.0.00.	INGRESOS DE CAPITAL	372,000
133.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	372,000
133.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	372,000
133.2.3.2.1.00.	GOBIERNO CENTRAL	372,000
133.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	372,000

ARTÍCULO 102. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		1,861,900
	Total del Presupuesto de funcionamiento	**1,861,900**
	Inversión	
Construcción y Equipamiento		109,200



Desarrollo de Oportunidad para Mujeres		262,800
	Total del Presupuesto de inversión	**372,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**2,233,900**

CAPÍTULO XXII
1.34 SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA

ARTÍCULO 103. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2011:

Ingresos Totales	3,451,800
Menos: Aumento de Reservas	
Ingresos Disponibles	3,451,800
Gastos	3,451,800

ARTÍCULO 104. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

134.0.0.0.0.00.	SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	3,451,800
134.1.0.0.0.00.	INGRESOS CORRIENTES	2,474,300
134.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,474,300
134.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,474,300
134.1.2.3.1.00.	GOBIERNO CENTRAL	2,474,300
134.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	2,474,300
134.2.0.0.0.00.	INGRESOS DE CAPITAL	977,500
134.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	977,500
134.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	977,500
134.2.3.2.1.00.	GOBIERNO CENTRAL	977,500
134.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	977,500

ARTÍCULO 105. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se i

PROGRAMAS		**ASIGNACIÓN EN BALBOAS**
	Funcionamiento	
Dirección y Administración General		1,535,900
Prot. y Prom. Integral de Niñez y Adolec		938,400
	Total del Presupuesto de funcionamiento	**2,474,300**
	Inversión	
Sistema de Protección Integral de Niñez		639,000
Impl. Derechos Niñez, Adolesc. Familia		338,500
	Total del Presupuesto de inversión	**977,500**
	TOTAL DEL PRESUPUESTO DE GASTOS	**3,451,800**



CAPÍTULO XXIII
1.35 INSTITUTO PANAMEÑO DE DEPORTES

ARTÍCULO 106. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2011:

Ingresos Totales	18,759,400
Menos: Aumento de Reservas	
Ingresos Disponibles	18,759,400
Gastos	18,759,400

ARTÍCULO 107. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

135.0.0.0.0.00.	INSTITUTO PANAMEÑO DE DEPORTES	18,759,400
135.1.0.0.0.00.	INGRESOS CORRIENTES	10,759,400
135.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	10,759,400
135.1.2.1.0.00.	RENTA DE ACTIVOS	320,000
135.1.2.1.1.00.	ARRENDAMIENTOS	200,000
135.1.2.1.1.01.	ARRENDAMIENTOS	200,000
135.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	120,000
135.1.2.1.5.06.	ESPECTÁCULOS PÚBLICOS	120,000
135.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	10,274,400
135.1.2.3.1.00.	GOBIERNO CENTRAL	10,274,400
135.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	10,274,400
135.1.2.6.0.00.	INGRESOS VARIOS	165,000
135.1.2.6.0.99.	OTROS INGRESOS VARIOS	165,000
135.2.0.0.0.00.	INGRESOS DE CAPITAL	8,000,000
135.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	8,000,000
135.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	8,000,000
135.2.3.2.1.00.	GOBIERNO CENTRAL	8,000,000
135.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	8,000,000

ARTÍCULO 108. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		5,076,606
Fomento y Promoción del Deporte		3,518,129
Diseño Const. y Mant. de Obras e Inst.		1,846,765
Transferencias Varias		317,900
	Total del Presupuesto de funcionamiento	**10,759,400**
	Inversión	
Construcciones y Mejoras		8,000,000



Total del Presupuesto de inversión	**8,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**18,759,400**

CAPÍTULO XXIV
1.37 INSTITUTO NAL. DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO

ARTÍCULO 109. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2011:

Ingresos Totales	74,515,600
Menos: Aumento de Reservas	
Ingresos Disponibles	74,515,600
Gastos	74,515,600

ARTÍCULO 110. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

137.0.0.0.0.00.	INSTITUTO NACIONAL DE FORMACION PROFESIONAL Y CAP.	74,515,600
137.1.0.0.0.00.	INGRESOS CORRIENTES	24,515,600
137.1.1.0.0.00.	INGRESOS TRIBUTARIOS	24,365,600
137.1.1.1.0.00.	IMPUESTOS DIRECTOS	24,365,600
137.1.1.1.4.00.	SEGURO EDUCATIVO	24,365,600
137.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	24,365,600
137.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	150,000
137.1.2.1.0.00.	RENTA DE ACTIVOS	90,000
137.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	90,000
137.1.2.1.3.09.	TALLERES ARTESANALES	90,000
137.1.2.6.0.00.	INGRESOS VARIOS	60,000
137.1.2.6.0.99.	OTROS INGRESOS VARIOS	60,000
137.2.0.0.0.00.	INGRESOS DE CAPITAL	50,000,000
137.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	50,000,000
137.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	50,000,000
137.2.3.2.1.00.	GOBIERNO CENTRAL	50,000,000
137.2.3.2.1.13.	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	50,000,000

ARTÍCULO 111. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAl Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuaciónse indica:

PROGRAMAS		**ASIGNACIÓN EN BALBOAS**
	Funcionamiento	
Dirección y Administración General		5,967,800
Formación de Recursos Humanos		5,142,200
	Total del Presupuesto de funcionamiento	**11,110,000**



Inversión

Construcciones y Mejoras a Obras	8,074,200
Equipamiento de Centros y Sub-Centros	5,000,000
Granjas Sostenibles	605,100
Sistema de Formación Profesional - Dual	1,975,600
Formación y Capacitación Desarrollo H.	43,596,700
Fortalecimiento Institucional	4,154,000
Total del Presupuesto de inversión	**63,405,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**74,515,600**

CAPÍTULO XXV
1.40 INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL

ARTÍCULO 112. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2011:

Ingresos Totales	24,788,800
Menos: Aumento de Reservas	
Ingresos Disponibles	24,788,800
Gastos	24,788,800

ARTÍCULO 113. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

140.0.0.0.0.00.	INSTITUTO PANAMEÑO DE HABILITACION ESPECIAL	24,788,800
140.1.0.0.0.00.	INGRESOS CORRIENTES	23,288,800
140.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	23,288,800
140.1.2.1.0.00.	RENTA DE ACTIVOS	277,500
140.1.2.1.1.00.	ARRENDAMIENTOS	4,500
140.1.2.1.1.99.	OTROS ARRENDAMIENTOS N.E.O.C.	4,500
140.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	268,000
140.1.2.1.3.09.	TALLERES ARTESANALES	250,000
140.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	18,000
140.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	5,000
140.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	5,000
140.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	22,556,300
140.1.2.3.1.00.	GOBIERNO CENTRAL	22,556,300
140.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	22,556,300
140.1.2.4.0.00.	TASAS Y DERECHOS	185,000
140.1.2.4.1.00.	DERECHOS	35,000
140.1.2.4.1.33.	SERVICIO DE GUARDERÍA	35,000
140.1.2.4.2.00.	TASAS	150,000
140.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	150,000
140.1.2.6.0.00.	INGRESOS VARIOS	270,000
140.1.2.6.0.99.	OTROS INGRESOS VARIOS	270,000
140.2.0.0.0.00.	INGRESOS DE CAPITAL	1,500,000
140.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,500,000



140.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,500,000
140.2.3.2.1.00.	GOBIERNO CENTRAL	1,500,000
140.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	1,500,000

ARTÍCULO 114. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		4,204,784
Servicios de Habilitación		16,142,504
Servicio de Apoyo		1,360,228
Producción y Capacitación Laboral		1,047,484
Transferencias Varias		533,800
	Total del Presupuesto de funcionamiento	**23,288,800**
	Inversión	
Construcciones y Reparaciones		900,000
Suministros y Equipamiento		600,000
	Total del Presupuesto de inversión	**1,500,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**24,788,800**

CAPÍTULO XXVI
1.42 INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO

ARTÍCULO 115. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO para la vigencia fiscal de 2011:

Ingresos Totales	7,330,300
Menos: Aumento de Reservas	
Ingresos Disponibles	7,330,300
Gastos	7,330,300

ARTÍCULO 116. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

142.0.0.0.0.00.	INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	7,330,300
142.1.0.0.0.00.	INGRESOS CORRIENTES	7,330,300
142.1.1.0.0.00.	INGRESOS TRIBUTARIOS	6,585,300
142.1.1.1.0.00.	IMPUESTOS DIRECTOS	6,585,300
142.1.1.1.4.00.	SEGURO EDUCATIVO	6,585,300
142.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	6,585,300
142.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	745,000



142.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	730,000
142.1.2.3.7.00.	SECTOR PRIVADO	730,000
142.1.2.3.7.01.	5% APORTE DE LAS COOPERATIVAS	730,000
142.1.2.6.0.00.	INGRESOS VARIOS	15,000
142.1.2.6.0.99.	OTROS INGRESOS VARIOS	15,000

ARTÍCULO 117. Para la ejecución de programas de funcionamiento apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO AUTONÓMO COOPERATIVO para vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		2,851,408
Promoción y Fortalecimiento		4,059,992
Transferencias Varias		49,800
	Total del Presupuesto de funcionamiento	**6,961,200**
	Inversión	
Construcción		369,100
	Total del Presupuesto de inversión	**369,100**
	TOTAL DEL PRESUPUESTO DE GASTOS	**7,330,300**

CAPÍTULO XXVII
1.45 AUTORIDAD DE TURISMO DE PANAMÁ

ARTÍCULO 118. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AUTORIDAD DE TURISMO DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	48,482,800
Menos: Aumento de Reservas	
Ingresos Disponibles	48,482,800
Gastos	48,482,800

ARTÍCULO 119. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

145.0.0.0.0.00.	AUTORIDAD DE TURISMO DE PANAMÁ	48,482,800
145.1.0.0.0.00.	INGRESOS CORRIENTES	47,482,800
145.1.1.0.0.00.	INGRESOS TRIBUTARIOS	30,682,500
145.1.1.2.0.00.	IMPUESTOS INDIRECTOS	30,682,500
145.1.1.2.4.00.	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	30,682,500
145.1.1.2.4.03.	PASAJE AÉREO	9,361,700
145.1.1.2.4.04.	HOSPEDAJES	21,320,800
145.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	16,800,300
145.1.2.1.0.00.	RENTA DE ACTIVOS	1,822,000
145.1.2.1.1.00.	ARRENDAMIENTOS	1,822,000



145.1.2.1.1.01.	ARRENDAMIENTOS	1,822,000
145.1.2.4.0.00.	TASAS Y DERECHOS	14,673,700
145.1.2.4.2.00.	TASAS	14,673,700
145.1.2.4.2.24.	TASA DE SERVICIO AEROPORTUARIO (25%)	14,673,700
145.1.2.6.0.00.	INGRESOS VARIOS	304,600
145.1.2.6.0.99.	OTROS INGRESOS VARIOS	304,600
145.2.0.0.0.00.	INGRESOS DE CAPITAL	1,000,000
145.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,000,000
145.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,000,000
145.2.3.2.1.00.	GOBIERNO CENTRAL	1,000,000
145.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	1,000,000

ARTÍCULO 120. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD DE TURISMO DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		10,161,500
Fomento del Turismo		6,145,600
Transferencias Varias		508,000
Operaciones Financieras		530,000
	Total del Presupuesto de funcionamiento	**17,345,100**
	Inversión	
Promoción Turística		31,137,700
	Total del Presupuesto de inversión	**31,137,700**
	TOTAL DEL PRESUPUESTO DE GASTOS	**48,482,800**

CAPÍTULO XXVIII

1.46 AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL

ARTÍCULO 121. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2011:

Ingresos Totales	33,360,200
Menos: Aumento de Reservas	
Ingresos Disponibles	33,360,200
Gastos	33,360,200

ARTÍCULO 122. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

146.0.0.0.0.00.	AUTORIDAD NACIONAL PARA LA INNOVACION GUBERNAMENTAL	33,360,200
146.1.0.0.0.00.	INGRESOS CORRIENTES	4,360,200
146.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,360,200



146.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,360,200
146.1.2.3.1.00.	GOBIERNO CENTRAL	4,360,200
146.1.2.3.1.03.	PRESIDENCIA	4,360,200
146.2.0.0.0.00.	INGRESOS DE CAPITAL	29,000,000
146.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	29,000,000
146.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	29,000,000
146.2.3.2.1.00.	GOBIERNO CENTRAL	29,000,000
146.2.3.2.1.03.	PRESIDENCIA DE LA REPÚBLICA	29,000,000

ARTÍCULO 123. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continu:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		2,521,500
Modernización de la Gestión Pública		1,838,700
	Total del Presupuesto de funcionamiento	**4,360,200**
	Inversión	
Mejoras Instalac. y Equipamiento		29,000,000
	Total del Presupuesto de inversión	**29,000,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**33,360,200**

CAPÍTULO XXIX
1.48 REGISTRO PÚBLICO DE PANAMÁ

ARTÍCULO 124. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	47,921,200
Menos: Aumento de Reservas	
Ingresos Disponibles	47,921,200
Gastos	47,921,200

ARTÍCULO 125. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

148.0.0.0.0.00.	REGISTRO PÚBLICO DE PANAMÁ	47,921,200
148.1.0.0.0.00.	INGRESOS CORRIENTES	47,762,500
148.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	40,000,000
148.1.2.4.0.00.	TASAS Y DERECHOS	38,000,000
148.1.2.4.1.00.	DERECHOS	35,000,000
148.1.2.4.1.58.	DERECHO DE REGISTRO	20,550,000



148.1.2.4.1.59.	DERECHO DE CERTIFICACIÓN	4,950,000
148.1.2.4.1.60.	DERECHO DE CALIFICACIÓN	9,500,000
148.1.2.4.2.00.	TASAS	3,000,000
148.1.2.4.2.61.	SERVICIO INTERIOR DE NAVES	2,800,000
148.1.2.4.2.62.	SERVICIO EXTERIOR DE NAVES	200,000
148.1.2.6.0.00.	INGRESOS VARIOS	2,000,000
148.1.2.6.0.99.	OTROS INGRESOS VARIOS	2,000,000
148.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	7,762,500
148.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	7,762,500
148.1.4.2.0.01.	DISPONIBLE LIBRE EN BANCO	7,762,500
148.2.0.0.0.00.	INGRESOS DE CAPITAL	158,700
148.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	158,700
148.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	158,700
148.2.3.2.8.00.	SECTOR EXTERNO	158,700
148.2.3.2.8.48.	SECTOR EXTERNO	158,700

ARTÍCULO 126. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		6,032,300
Operaciones de Registro Público		5,791,600
Archivos Nacionales		623,700
Tansferencias Varias		25,473,600
	Total del Presupuesto de funcionamiento	**37,921,200**
	Inversión	
Edificaciones		4,340,000
Equipo de Informàtica		5,660,000
	Total del Presupuesto de inversión	**10,000,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**47,921,200**

CAPÍTULO XXX
1.87 UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ

ARTÍCULO 127. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2011:

Ingresos Totales	32,036,900
Menos: Aumento de Reservas	
Ingresos Disponibles	32,036,900
Gastos	32,036,900



ARTÍCULO 128. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

187.0.0.0.0.00.	UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	32,036,900
187.1.0.0.0.00.	INGRESOS CORRIENTES	28,100,900
187.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	28,100,900
187.1.2.1.0.00.	RENTA DE ACTIVOS	454,400
187.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	454,400
187.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	54,400
187.1.2.1.3.12.	PRODUCTOS PROCESADOS	400,000
187.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	25,698,300
187.1.2.3.1.00.	GOBIERNO CENTRAL	25,698,300
187.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	25,698,300
187.1.2.4.0.00.	TASAS Y DERECHOS	1,682,900
187.1.2.4.1.00.	DERECHOS	1,627,500
187.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	19,000
187.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	427,300
187.1.2.4.1.98.	OTROS SERVICIOS DE GESTIÓN INSTIT.	1,181,200
187.1.2.4.2.00.	TASAS	55,400
187.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	9,400
187.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	46,000
187.1.2.6.0.00.	INGRESOS VARIOS	265,300
187.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	250,300
187.1.2.6.0.99.	OTROS INGRESOS VARIOS	15,000
187.2.0.0.0.00.	INGRESOS DE CAPITAL	3,936,000
187.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,136,000
187.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,136,000
187.2.3.2.1.00.	GOBIERNO CENTRAL	3,136,000
187.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	3,136,000
187.2.4.0.0.00.	SALDO EN CAJA Y BANCO	800,000
187.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	800,000
187.2.4.2.0.01.	SALDO DE CAPITAL	800,000

ARTÍCULO 129. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		8,818,300
Educación Superior		18,624,500
Investigación		658,100
	Total del Presupuesto de funcionamiento	**28,100,900**
	Inversión	
Construcción y Rehabilitación		1,339,300
Equipamiento		96,700
Investigación		2,500,000



Total del Presupuesto de inversión	**3,936,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**32,036,900**

CAPÍTULO XXXI
1.90 UNIVERSIDAD DE PANAMÁ

ARTÍCULO 130. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	171,546,200
Menos: Aumento de Reservas	
Ingresos Disponibles	171,546,200
Gastos	171,546,200

ARTÍCULO 131. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

190.0.0.0.0.00.	UNIVERSIDAD DE PANAMÁ	171,546,200
190.1.0.0.0.00.	INGRESOS CORRIENTES	164,728,400
190.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	164,728,400
190.1.2.1.0.00.	RENTA DE ACTIVOS	6,671,700
190.1.2.1.1.00.	ARRENDAMIENTOS	200,000
190.1.2.1.1.01.	ARRENDAMIENTOS	200,000
190.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	3,203,200
190.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	25,000
190.1.2.1.3.12.	PRODUCTOS PROCESADOS	1,111,000
190.1.2.1.3.98.	OTROS SERVICIOS AUTOGESTIÓN	2,042,200
190.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	25,000
190.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	3,268,500
190.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	3,268,500
190.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	140,816,400
190.1.2.3.1.00.	GOBIERNO CENTRAL	140,667,200
190.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	140,667,200
190.1.2.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	149,200
190.1.2.3.2.06.	ENTE REGULADOR DE LOS SERVICIOS PÚBLICOS	149,200
190.1.2.4.0.00.	TASAS Y DERECHOS	11,246,500
190.1.2.4.1.00.	DERECHOS	10,406,500
190.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	78,000
190.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	3,000,000
190.1.2.4.1.98.	OTROS SERVICIOS DE GESTIÓN INSTIT.	7,328,500
190.1.2.4.2.00.	TASAS	840,000
190.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	60,000
190.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	680,000
190.1.2.4.2.28.	REVÁLIDA DE TÍTULOS	100,000
190.1.2.6.0.00.	INGRESOS VARIOS	5,993,800
190.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	5,893,800
190.1.2.6.0.99.	OTROS INGRESOS VARIOS	100,000



190.2.0.0.0.00.	INGRESOS DE CAPITAL	6,817,800
190.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	6,817,800
190.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	6,817,800
190.2.3.2.1.00.	GOBIERNO CENTRAL	6,817,800
190.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	6,817,800
		6,817,800

ARTÍCULO 132. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		**ASIGNACIÓN EN BALBOAS**
	Funcionamiento	
Dirección y Administración General		52,201,554
Educación Superior.		102,055,977
Investigación		7,656,034
Extensión Cultural		2,814,135
Transferencias Varias		700
	Total del Presupuesto de funcionamiento	**164,728,400**
	Inversión	
Construcciones y Equipamiento		6,667,800
Seguimiento a Proy .de Inversión		150,000
	Total del Presupuesto de inversión	**6,817,800**
	TOTAL DEL PRESUPUESTO DE GASTOS	**171,546,200**

CAPÍTULO XXXII
1.91 UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ

ARTÍCULO 133. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	7,941,800
Menos: Aumento de Reservas	
Ingresos Disponibles	7,941,800
Gastos	7,941,800

ARTÍCULO 134. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

191.0.0.0.0.00.	UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	7,941,800
191.1.0.0.0.00.	INGRESOS CORRIENTES	7,941,800
191.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7,941,800
191.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,203,000
191.1.2.3.1.00.	GOBIERNO CENTRAL	3,103,000
191.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	3,103,000
191.1.2.3.3.00.	EMPRESAS PÚBLICAS	2,100,000
191.1.2.3.3.03.	TRANSFERENCIA CORRIENTE-AMP	2,100,000



191.1.2.4.0.00.	TASAS Y DERECHOS	2,638,800
191.1.2.4.1.00.	DERECHOS	2,638,800
191.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	2,638,800
191.1.2.6.0.00.	INGRESOS VARIOS	100,000
191.1.2.6.0.99.	OTROS INGRESOS VARIOS	100,000

ARTÍCULO 135. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección Y Adminitración General		3,276,600
Educación Superior		3,329,800
	Total del Presupuesto de funcionamiento	**6,606,400**
	Inversión	
Rehabilitación de Edificio		670,000
Instalación de Laboratorios/Simuladores		275,000
Equipamiento		390,400
	Total del Presupuesto de inversión	**1,335,400**
	TOTAL DEL PRESUPUESTO DE GASTOS	**7,941,800**

CAPÍTULO XXXIII
1.93 UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS

ARTÍCULO 136. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2011:

Ingresos Totales	13,603,300
Menos: Aumento de Reservas	
Ingresos Disponibles	13,603,300
Gastos	13,603,300

ARTÍCULO 137. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

193.0.0.0.0.00.	UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	13,603,300
193.1.0.0.0.00.	INGRESOS CORRIENTES	11,768,300
193.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	11,768,300
193.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	8,710,900
193.1.2.3.1.00.	GOBIERNO CENTRAL	8,710,900
193.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	8,710,900
193.1.2.4.0.00.	TASAS Y DERECHOS	1,900,000
193.1.2.4.1.00.	DERECHOS	1,900,000
193.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	1,900,000
193.1.2.6.0.00.	INGRESOS VARIOS	1,157,400



193.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	1,142,200
193.1.2.6.0.99.	OTROS INGRESOS VARIOS	15,200
193.2.0.0.0.00.	INGRESOS DE CAPITAL	1,835,000
193.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,835,000
193.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,835,000
193.2.3.2.1.00.	GOBIERNO CENTRAL	1,835,000
193.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	1,835,000

ARTÍCULO 138. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		4,726,000
Educación Superior		7,042,300
	Total del Presupuesto de funcionamiento	**11,768,300**
	Inversión	
Remodelaciones		460,000
Construcciones		1,000,000
Equipam. de Labora. y Clínica Interdisc.		375,000
	Total del Presupuesto de inversión	**1,835,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**13,603,300**

CAPÍTULO XXXIV
1.95 UNIVERSIDAD TECNOLÓGICA DE PANAMÁ

ARTÍCULO 139. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	62,385,000
Menos: Aumento de Reservas	
Ingresos Disponibles	62,385,000
Gastos	62,385,000

ARTÍCULO 140. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

195.0.0.0.0.00.	UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	62,385,000
195.1.0.0.0.00.	INGRESOS CORRIENTES	56,885,000
195.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	56,885,000
195.1.2.1.0.00.	RENTA DE ACTIVOS	5,162,300
195.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	5,162,300
195.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	602,000



195.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	4,560,300
195.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	48,233,300
195.1.2.3.1.00.	GOBIERNO CENTRAL	48,233,300
195.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	48,233,300
195.1.2.4.0.00.	TASAS Y DERECHOS	2,803,000
195.1.2.4.1.00.	DERECHOS	2,487,000
195.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	2,447,000
195.1.2.4.1.99.	OTROS - BIBLIOTECA	40,000
195.1.2.4.2.00.	TASAS	316,000
195.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	316,000
195.1.2.6.0.00.	INGRESOS VARIOS	686,400
195.1.2.6.0.99.	OTROS INGRESOS VARIOS	686,400
195.2.0.0.0.00.	INGRESOS DE CAPITAL	5,500,000
195.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	5,500,000
195.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	5,500,000
195.2.3.2.1.00.	GOBIERNO CENTRAL	5,500,000
195.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	5,500,000

ARTÍCULO 141. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		**ASIGNACIÓN EN BALBOAS**
	Funcionamiento	
Dirección y Administración General		14,670,554
Educación Superior Tecnológica		35,969,406
Investigación, Post-Grado y Extensión		6,245,040
	Total del Presupuesto de funcionamiento	**56,885,000**
	Inversión	
Construcciones Educativas		4,274,500
Mobiliario, Libros y Equipo Educacional		1,225,500
	Total del Presupuesto de inversión	**5,500,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**62,385,000**

CAPÍTULO XXXV
1.97 ZONA FRANCA DE BARÚ

ARTÍCULO 142. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2011:

Ingresos Totales	410,000
Menos: Aumento de Reservas	
Ingresos Disponibles	410,000
Gastos	410,000



ARTÍCULO 143. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

197.0.0.0.0.00.	ZONA FRANCA DE BARÚ	410,000
197.1.0.0.0.00.	INGRESOS CORRIENTES	410,000
197.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	410,100
197.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	377,100
197.1.2.3.1.00.	GOBIERNO CENTRAL	377,100
197.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	377,100
197.1.2.4.0.00.	TASAS Y DERECHOS	32,900
197.1.2.4.2.00.	TASAS	32,900
197.1.2.4.2.43.	CLAVES DE OPERACIÓN	30,800
197.1.2.4.2.45.	EXPEDICIÓN DE DOCUMENTO	2,100
197.1.2.6.0.00.	INGRESOS VARIOS	100
197.1.2.6.0.99.	OTROS INGRESOS VARIOS	100
197.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	-100
197.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	-100
197.1.4.2.0.01.	DISPONIBLE LIBRE EN BANCO	-100

ARTÍCULO 144. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2011 cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		**ASIGNACIÓN EN BALBOAS**
	Funcionamiento	
Dirección y Administración General		410,000
	Total del Presupuesto de funcionamiento	**410,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**410,000**



TÍTULO IV
PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

ARTÍCULO 145. Apruébase los presupuestos de las Empresas Públicas para la vigencia fiscal de 2011 cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	833,772,800	191,141,600	1,024,914,400	725,600,300	299,314,100	1,024,914,400
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	99,232,100	52,807,300	152,039,400	75,866,700	76,172,700	152,039,400
AUTORIDAD MARÍTIMA DE PANAMÁ	164,500,000	0	164,500,000	150,608,600	13,891,400	164,500,000
BINGOS NACIONALES	1,034,000	0	1,034,000	1,018,000	16,000	1,034,000
AUTORIDAD AERONÁUTICA CIVIL	30,500,000	40,115,000	70,615,000	23,143,800	47,471,200	70,615,000
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	139,255,000	51,000,000	190,255,000	113,542,600	76,712,400	190,255,000
INSTITUTO DE MERCADEO AGROPECUARIO	6,155,800	2,550,000	8,705,800	5,290,600	3,415,200	8,705,800
EMPRESA DE GENERACION ELÉCTRICA S.A.	35,410,700	0	35,410,700	35,281,700	129,000	35,410,700
EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	75,165,400	13,048,000	88,213,400	42,020,800	46,192,600	88,213,400
LOTERÍA NACIONAL DE BENEFICENCIA	183,492,100	0	183,492,100	176,878,300	6,613,800	183,492,100
ZONA LIBRE DE COLÓN	90,800,000	21,442,500	112,242,500	93,803,900	18,438,600	112,242,500
AGENCIA DEL ÁREA PANAMÁ PACÍFICO	8,227,700	10,178,800	18,406,500	8,145,300	10,261,200	18,406,500

ARTÍCULO 146. Apruébase los gastos corrientes de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2011, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIO	INTERESES DE LA DEUDA	TOTAL
TOTAL	387,812,900	64,793,100	252,602,900	6,600,000	13,791,400	725,600,300
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	36,502,100	26,864,100	0	4,500,000	8,000,500	75,866,700
AUTORIDAD MARÍTIMA DE PANAMÁ	44,569,800	10,007,100	93,500,000	2,100,000	431,700	150,608,600
BINGOS NACIONALES	984,000	34,000	0	0	0	1,018,000
AUTORIDAD AERONÁUTICA CIVIL	20,969,500	1,501,200	0	0	673,100	23,143,800
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	112,349,600	852,100	0	0	340,900	113,542,600
INSTITUTO DE MERCADEO AGROPECUARIO	5,111,800	167,500	0	0	11,300	5,290,600
EMPRESA DE GENERACION ELÉCTRICA S.A.	33,049,700	2,232,000	0	0	0	35,281,700
EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	25,643,300	13,299,200	0	0	3,078,300	42,020,800
LOTERÍA NACIONAL DE BENEFICENCIA	88,506,700	4,371,500	84,000,100	0	0	176,878,300
ZONA LIBRE DE COLÓN	13,409,000	4,036,500	75,102,800	0	1,255,600	93,803,900
AGENCIA DEL ÁREA PANAMÁ PACÍFICO	6,717,400	1,427,900	0	0	0	8,145,300



1/ Aporte al fisco incluye impuestos

ARTÍCULO 147. Apruébanse los gastos de capital de los Presupuestos de las Empresas Públicas para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
TOTAL	**275,239,400**	**2,568,300**	**0**	**21,506,400**	**299,314,100**
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	71,467,300	705,400	0	4,000,000	76,172,700
AUTORIDAD MARÍTIMA DE PANAMÁ	11,696,800	0	0	2,194,600	13.891,400
BINGOS NACIONALES	0	16,000	0	0	16,000
AUTORIDAD AERONÁUTICA CIVIL	45,720,400	435,000	0	1,315,800	47,471,200
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	74,257,400	430,000	0	2,025,000	76,712,400
INSTITUTO DE MERCADEO AGROPECUARIO	2,950,000	364,400	0	100,800	3.415,200
EMPRESA DE GENERACION ELÉCTRICA S.A.	0	129,000	0	0	129,000
EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	39,560,400	45,000	0	6,587,200	46,192,600
LOTERÍA NACIONAL DE BENEFICENCIA	6,414,100	199,700	0	0	6,613,800
ZONA LIBRE DE COLÓN	12,994,200	161,400	0	5,283,000	18,438,600
AGENCIA DEL ÁREA PANAMÁ PACÍFICO	10,178,800	82,400	0	0	10,261,200

CAPÍTULO II

2.02 AEROPUERTO INTERNACIONAL TOCUMEN, S.A.

ARTÍCULO 148. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2011:

Ingresos Totales	152,039,400
Menos: Aumento de Reservas	
Ingresos Disponibles	152,039,400
Gastos	152,039,400

ARTÍCULO 149. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

202.0.0.0.0.00.	AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.	152,039,400
202.1.0.0.0.00.	INGRESOS CORRIENTES	99,232,100
202.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	99,232,100
202.1.2.1.0.00.	RENTA DE ACTIVOS	24,716,200
202.1.2.1.1.00.	ARRENDAMIENTOS	5,579,800
202.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	5,579,800
202.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	4,529,400

202.1.2.1.3.04.	VENTA DE ENERGÍA	2,420,600
202.1.2.1.3.07.	AGUA	31,400
202.1.2.1.3.11.	COMBUSTIBLE	2,077,400
202.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	14,607,000
202.1.2.1.4.03.	SERVICIOS TELÉFONICOS Y CABLEGRÁFICOS	5,500
202.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	8,567,200
202.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	284,300
202.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	5,317,400
202.1.2.1.4.17.	MOVILIZACIÓN DE CARGA (PROY.ARENERO)	432,600
202.1.2.4.0.00.	TASAS Y DERECHOS	73,461,400
202.1.2.4.1.00.	DERECHOS	73,461,400
202.1.2.4.1.17.	USO DE AEROPUERTOS	49,455,900
202.1.2.4.1.34.	ESTACIONAMIENTO PÚBLICO Y ESTAC	1,385,500
202.1.2.4.1.45.	OTRAS CONCESIONES	22,620,000
202.1.2.6.0.00.	INGRESOS VARIOS	1,054,500
202.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	450,000
202.1.2.6.0.99.	OTROS INGRESOS VARIOS	604,500
202.2.0.0.0.00.	INGRESOS DE CAPITAL	52,807,300
202.2.2.0.0.00.	RECURSOS DEL CRÉDITO	38,757,300
202.2.2.1.0.00.	CRÉDITO INTERNO	38,757,300
202.2.2.1.4.00.	PRÉSTAMOS	38,757,300
202.2.2.1.4.10.	BNP- PARIBAS	38,757,300
202.2.4.0.0.00.	SALDO EN CAJA Y BANCO	14,050,000
202.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	14,050,000
202.2.4.2.0.01.	SALDO DE CAPITAL	14,050,000

ARTÍCULO 150. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		52,438,900
Operaciones Aeroportuarias		28,133,200
	Total del Presupuesto de funcionamiento	**80,572,100**
	Inversión	
Ampliación y Remodelación		32,710,000
Plan de Expansión		38,757,300
	Total del Presupuesto de inversión	**71,467,300**
	TOTAL DEL PRESUPUESTO DE GASTOS	**152,039,400**

CAPÍTULO III

2.03 AUTORIDAD MARÍTIMA DE PANAMÁ

ARTÍCULO 151. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2011:



Ingresos Totales	164,500,000
Menos: Aumento de Reservas	
Ingresos Disponibles	164,500,000
Gastos	164,500,000

ARTÍCULO 152. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

203.0.0.0.0.00.	AUTORIDAD MARÍTIMA DE PANAMÁ	164,500,000
203.1.0.0.0.00.	INGRESOS CORRIENTES	164,500,000
203.1.1.0.0.00.	INGRESOS TRIBUTARIOS	34,242,702
203.1.1.1.0.00.	IMPUESTOS DIRECTOS	34,242,702
203.1.1.1.2.00.	SOBRE LA PROPIEDAD Y PATRIMONIO	34,242,702
203.1.1.1.2.03.	IMPUESTOS DE NAVES	34,242,702
203.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	130,257,298
203.1.2.1.0.00.	RENTA DE ACTIVOS	38,378,000
203.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	38,378,000
203.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	27,878,000
203.1.2.1.4.17.	MOVILIZACIÓN DE CARGA (PROY.ARENERO)	10,500,000
203.1.2.4.0.00.	TASAS Y DERECHOS	88,134,887
203.1.2.4.1.00.	DERECHOS	26,710,750
203.1.2.4.1.06.	ABANDERAMIENTO DE NAVES	3,410,350
203.1.2.4.1.44.	CONCESIONES EN ÁREAS PORTUARIAS	23,300,400
203.1.2.4.2.00.	TASAS	61,424,137
203.1.2.4.2.07.	FAROS Y BOYAS	5,000,000
203.1.2.4.2.08.	RECAUDOS CONSULARES	7,701,000
203.1.2.4.2.13.	DOCUMENTACIÓN DE NAVES	5,949,600
203.1.2.4.2.55.	ARQUEO Y AVALUO DE NAVES	100,000
203.1.2.4.2.56.	INVESTIGACIÓN DE ACCIDENTES	4,861,000
203.1.2.4.2.57.	CERTIFICACIÓN DE COMPETENCIA	21,000,000
203.1.2.4.2.58.	3% DE NAVES ACCIDENTADAS	5,610,487
203.1.2.4.2.59.	INSPECCIÓN DE NAVES	10,802,050
203.1.2.4.2.60.	EXÁMENES A OFICIALES MARINOS	400,000
203.1.2.6.0.00.	INGRESOS VARIOS	3,744,411
203.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	744,411
203.1.2.6.0.50.	INGRESOS VARIOS NAVES	1,500,000
203.1.2.6.0.51.	INGRESOS VARIOS CONSULARES	1,500,000

ARTÍCULO 153. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	20,397,400
Servicios de la Act. Marítima	25,908,200
Servicios Portuarios	6,989,800



Transferencias		95,600,000
Terminales de Combustibles		3,907,800
	Total del Presupuesto de funcionamiento	**152,803,200**
	Inversión	
Adquisición de Equipo y Consultorías		5,846,800
Puertos		5,380,000
Eq. Estudios y Evaluaciones en Puertos		470,000
	Total del Presupuesto de inversión	**11,696,800**
	TOTAL DEL PRESUPUESTO DE GASTOS	**164,500,000**

CAPÍTULO IV

2.08 BINGOS NACIONALES

ARTÍCULO 154. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de los BINGOS NACIONALES para la vigencia fiscal de 2011:

Ingresos Totales	1,034,000
Menos: Aumento de Reservas	
Ingresos Disponibles	1,034,000
Gastos	1,034,000

ARTÍCULO 155. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

208.0.0.0.0.00.	BINGOS NACIONALES	1,034,000
208.1.0.0.0.00.	INGRESOS CORRIENTES	1,034,000
208.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,034,000
208.1.2.1.0.00.	RENTA DE ACTIVOS	1,034,000
208.1.2.1.1.00.	ARRENDAMIENTOS	62,000
208.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	62,000
208.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	972,000
208.1.2.1.5.05.	VENTA DE FORMULARIOS Y FICHAS	972,000

ARTÍCULO 156. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de los BINGOS NACIONALES para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		**ASIGNACIÓN EN BALBOAS**
	Funcionamiento	
Dirección y Administración General		177,500
Administración de Bingos		856,500
	Total del Presupuesto de funcionamiento	**1,034,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**1,034,000**



CAPÍTULO V

2.38 AUTORIDAD AERONÁUTICA CIVIL

ARTÍCULO 157. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de los AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2011:

Ingresos Totales	70,615,000
Menos: Aumento de Reservas	
Ingresos Disponibles	70,615,000
Gastos	70,615,000

ARTÍCULO 158. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

238.0.0.0.0.00.	AUTORIDAD AERONÁUTICA CIVIL	70,615,000
238.1.0.0.0.00.	INGRESOS CORRIENTES	30,500,000
238.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	30,500,000
238.1.2.1.0.00.	RENTA DE ACTIVOS	16,420,000
238.1.2.1.1.00.	ARRENDAMIENTOS	1,000,000
238.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	1,000,000
238.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	60,000
238.1.2.1.3.11.	COMBUSTIBLE	60,000
238.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	15,360,000
238.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	780,000
238.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	230,000
238.1.2.1.4.18.	SER. DE PROTECCIÓN AL VUELO	14,350,000
238.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	10,500,000
238.1.2.3.1.00.	GOBIERNO CENTRAL	6,000,000
238.1.2.3.1.17.	MINISTERIO DE GOBIERNO	6,000,000
238.1.2.3.3.00.	EMPRESAS PÚBLICAS	4,500,000
238.1.2.3.3.02.	AERO. INTENAL. TOCUMEN. S.A.	4,500,000
238.1.2.4.0.00.	TASAS Y DERECHOS	2,450,000
238.1.2.4.1.00.	DERECHOS	2,450,000
238.1.2.4.1.17.	USO DE AEROPUERTOS	1,700,000
238.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	750,000
238.1.2.6.0.00.	INGRESOS VARIOS	1,130,000
238.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	50,000
238.1.2.6.0.10.	VIGENCIAS EXPIRADAS	650,000
238.1.2.6.0.99.	OTROS INGRESOS VARIOS	430,000
238.2.0.0.0.00.	INGRESOS DE CAPITAL	40,115,000
238.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	40,115,000
238.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	40,115,000
238.2.3.2.1.00.	GOBIERNO CENTRAL	40,115,000
238.2.3.2.1.17.	MINISTERIO DE GOBIERNO	40,115,000

ARTÍCULO 159. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de los AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		12,074,088
Servicios Aeronáuticos		5,662,996
Operación de Aeropuertos		3,975,616
Transferencias Varias		1,193,000
Operaciones Financieras		1,988,900
	Total del Presupuesto de funcionamiento	**24,894,600**
	Inversión	
Adquisición y Rehabilitación de Equipo		1,465,000
Rehabil. y Mantenim. Aeroportuario		44,255,400
	Total del Presupuesto de inversión	**45,720,400**
	TOTAL DEL PRESUPUESTO DE GASTOS	**70,615,000**

CAPÍTULO VI

2.66 INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES

ARTÍCULO 160. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2011:

Ingresos Totales	190,255,000
Menos: Aumento de Reservas	
Ingresos Disponibles	190,255,000
Gastos	190,255,000

ARTÍCULO 161. El detalle del presupuesto de ingresos aprobado en el artículo anterior, es el que a continuación se indica:

266.0.0.0.0.00.	INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	190,255,000
266.1.0.0.0.00.	INGRESOS CORRIENTES	139,255,000
266.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	139,255,000
266.1.2.1.0.00.	RENTA DE ACTIVOS	89,179,000
266.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	89,179,000
266.1.2.1.3.07.	AGUA	89,179,000
266.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	10,000,000
266.1.2.3.1.00.	GOBIERNO CENTRAL	10,000,000
266.1.2.3.1.12.	MINISTERIO DE SALUD	10,000,000
266.1.2.4.0.00.	TASAS Y DERECHOS	12,000,000
266.1.2.4.1.00.	DERECHOS	12,000,000
266.1.2.4.1.19.	SERVICIO DE ALCANTARILLADO	12,000,000
266.1.2.5.0.00.	CONTRIBUCIÓN DE MEJORAS	2,000,000



266.1.2.5.0.01.	TASA DE VALORIZACIÓN	
266.1.2.6.0.00.	INGRESOS VARIOS	2,000,000
266.1.2.6.0.10.	VIGENCIAS EXPIRADAS	26,076,000
266.1.2.6.0.99.	OTROS INGRESOS VARIOS	20,476,000
266.2.0.0.0.00.	INGRESOS DE CAPITAL	5,600,000
266.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	51,000,000
266.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	51,000,000
266.2.3.2.1.00.	GOBIERNO CENTRAL	51,000,000
266.2.3.2.1.12.	MINISTERIO DE SALUD	51,000,000
		51,000,000

ARTÍCULO 162. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		
Dotación de Agua y Alcant. Sanitario		14,619,100
Comercialización		83,368,900
Servicios Regionales		1,570,400
Operaciones Financieras		14,073,300
		2,365,900
	Total del Presupuesto de funcionamiento	**115,997,600**
	Inversión	
Desarrollo del Sistema de Agua		
Desarrollo Sist. Alcantarillado		57,663,500
Inversiones Complementarias		11,450,000
		5,143,900
	Total del Presupuesto de inversión	**74,257,400**
	TOTAL DEL PRESUPUESTO DE GASTOS	**190,255,000**

CAPÍTULO VII

2.70 INSTITUTO DE MERCADEO AGROPECUARIO

ARTÍCULO 163. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2011:

Ingresos Totales	
Menos: Aumento de Reservas	8,705,800
Ingresos Disponibles	
	8,705,800
Gastos	
	8,705,800

ARTÍCULO 164. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

270.0.0.0.0.00.	INSTITUTO DE MERCADEO AGROPECUARIO	8,705,800



270.1.0.0.0.00.	INGRESOS CORRIENTES	6,155,800
270.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,155,800
270.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,220,700
270.1.2.3.1.00.	GOBIERNO CENTRAL	5,220,700
270.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	5,220,700
270.1.2.6.0.00.	INGRESOS VARIOS	935,100
270.1.2.6.0.99.	OTROS INGRESOS VARIOS	935,100
270.2.0.0.0.00.	INGRESOS DE CAPITAL	2,550,000
270.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,550,000
270.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,550,000
270.2.3.2.1.00.	GOBIERNO CENTRAL	2,550,000
270.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	2,550,000

ARTÍCULO 165. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		2,573,389
Apoyo a la Comercialización		3,070,311
Operaciones Financieras		112,100
	Total del Presupuesto de funcionamiento	**5,755,800**
	Inversión	
Comercialización		400,000
Modernizacion Serv. Agropecuarios		2,550,000
	Total del Presupuesto de inversión	**2,950,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**8,705,800**

CAPÍTULO VIII

2.73 EMPRESA DE GENERACIÓN ELÉCTRICA , S.A.

ARTÍCULO 166. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA S.A. para la vigencia fiscal de 2011:

Ingresos Totales	35,410,700
Menos: Aumento de Reservas	
Ingresos Disponibles	35,410,700
Gastos	35,410,700

ARTÍCULO 167. El detalle del presupuesto de ingresos aprobado en el artículo anterior que a continuación se indica:

273.0.0.0.0.0.00.	EMPRESA DE GENERACION ELÉCTRICA S.A.	35,410,700
273.1.0.0.0.0.00.	INGRESOS CORRIENTES	35,410,700



273.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	33,410,700
273.1.2.1.0.00.	RENTA DE ACTIVOS	3,639,700
273.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	3,639,700
273.1.2.1.3.04.	VENTA DE ENERGÍA	3,639,700
273.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	29,771,000
273.1.2.3.1.00.	GOBIERNO CENTRAL	29,771,000
273.1.2.3.1.16.	TRANSFERENCIA CORRIENTE MEF	29,771,000
273.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	2,000,000
273.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	2,000,000
273.1.4.2.0.01.	SALDO CORRIENTE	2,000,000

ARTÍCULO 168. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del EMPRESA DE GENERACIÓN ELÉCTRICA S.A. para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	33,285,700
Transferencias Varias	2,125,000
Total del Presupuesto de funcionamiento	**35,410,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**35,410,700**

CAPÍTULO IX

2.78 EMPRESA DE TRANSMISIÓN ELÉCTRICA , S.A.

ARTÍCULO 169. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2011:

Ingresos Totales	88,213,400
Menos: Aumento de Reservas	
Ingresos Disponibles	88,213,400
Gastos	88,213,400

ARTÍCULO 170. El detalle del presupuesto de ingresos aprobado en el artículo anterior que a continuación se indica:

278.0.0.0.0.00.	EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	88,213,400
278.1.0.0.0.00.	INGRESOS CORRIENTES	75,165,400
278.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	75,065,400
278.1.2.4.0.00.	TASAS Y DERECHOS	72,065,400
278.1.2.4.2.00.	TASAS	72,065,400
278.1.2.4.2.65.	PEAJE POR TRANSMISIÓN DE ENERGÍA	72,065,400
278.1.2.6.0.00.	INGRESOS VARIOS	3,000,000
278.1.2.6.0.99.	OTROS INGRESOS VARIOS	3,000,000
278.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	100,000



278.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	100,000
278.1.3.2.0.23.	A EMPRESAS	100,000
278.2.0.0.0.00.	INGRESOS DE CAPITAL	13,048,000
278.2.2.0.0.00.	RECURSOS DEL CRÉDITO	11,238,000
278.2.2.2.0.00.	CRÉDITO EXTERNO	11,238,000
278.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	11,238,000
278.2.2.2.1.31.	B.I.D-2024 OC/PN	11,238,000
278.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,810,000
278.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,810,000
278.2.3.2.1.00.	GOBIERNO CENTRAL	1,810,000
278.2.3.2.1.16.	MEF	1,810,000

ARTÍCULO 171. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		25,679,700
Operación Integrada		13,307,800
Operaciones Financieras		9,665,500
	Total del Presupuesto de funcionamiento	**48,653,000**
	Inversión	
Transmision		33,356,800
Fortalec. de Otras Inv. de Etesa		6,203,600
	Total del Presupuesto de inversión	**39,560,400**
	TOTAL DEL PRESUPUESTO DE GASTOS	**88,213,400**

CAPÍTULO X

2.82 LOTERÍA NACIONAL DE BENEFICENCIA

ARTÍCULO 172. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2011:

Ingresos Totales	183,492,100
Menos: Aumento de Reservas	
Ingresos Disponibles	183,492,100
Gastos	183,492,100

ARTÍCULO 173. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

282.0.0.0.0.00.	LOTERÍA NACIONAL DE BENEFICENCIA	183,492,100
282.1.0.0.0.00.	INGRESOS CORRIENTES	183,492,100



282.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	183,492,100
282.1.2.1.0.00.	RENTA DE ACTIVOS	183,393,100
282.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	183,393,100
282.1.2.1.5.01.	EMISIONES DE BILLETES DE LOTERÍA	134,425,000
282.1.2.1.5.04.	PREMIOS DEVUELTOS Y CADUCADOS	48,968,100
282.1.2.6.0.00.	INGRESOS VARIOS	99,000
282.1.2.6.0.99.	OTROS INGRESOS VARIOS	99,000

ARTÍCULO 174. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		16,876,054
Administración de Billetes		72,170,346
Transferencias		88,031,600
	Total del Presupuesto de funcionamiento	**177,078,000**
	Inversión	
Infraestructura		1,700,000
Equipamiento		4,714,100
	Total del Presupuesto de inversión	**6,414,100**
	TOTAL DEL PRESUPUESTO DE GASTOS	**183,492,100**

CAPÍTULO XI

2.96 ZONA LIBRE DE COLÓN

ARTÍCULO 175. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2011:

Ingresos Totales	112,242,500
Menos: Aumento de Reservas	
Ingresos Disponibles	112,242,500
Gastos	112,242,500

ARTÍCULO 176. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

296.0.0.0.0.00.	ZONA LIBRE DE COLÓN	112,242,500
296.1.0.0.0.00.	INGRESOS CORRIENTES	90,800,000
296.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	90,638,000
296.1.2.1.0.00.	RENTA DE ACTIVOS	68,420,000
296.1.2.1.1.00.	ARRENDAMIENTOS	33,612,000
296.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	9,000,000



296.1.2.1.1.02.	DE LOTES Y TIERRAS	24,612,000
296.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	16,560,000
296.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	16,560,000
296.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	18,248,000
296.1.2.1.4.02.	ASEO Y RECOLECCIÓN DE BASURA	1,248,000
296.1.2.1.4.06.	SERVICIO DE ALMACENAJE	17,000,000
296.1.2.4.0.00.	TASAS Y DERECHOS	21,858,000
296.1.2.4.2.00.	TASAS	21,858,000
296.1.2.4.2.21.	REFRENDO DE DOCUMENTOS	216,000
296.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	468,000
296.1.2.4.2.45.	EXPEDICIÓN DE DOCUMENTO	2,484,000
296.1.2.4.2.51.	TASA DE SEGURIDAD Y VIGILANCIA	4,440,000
296.1.2.4.2.99.	OTRAS TASAS	14,250,000
296.1.2.6.0.00.	INGRESOS VARIOS	360,000
296.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	240,000
296.1.2.6.0.99.	OTROS INGRESOS VARIOS	120,000
296.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	162,000
296.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	162,000
296.1.3.2.0.21.	POR GOBIERNO CENTRAL	162,000
296.2.0.0.0.00.	INGRESOS DE CAPITAL	21,442,500
296.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	21,442,500
296.2.1.1.0.00.	VENTA DE ACTIVOS	21,442,500
296.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	21,442,500
296.2.1.1.1.02.	EDIFICIOS	21,442,500

ARTÍCULO 177. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		10,224,100
Comercialización y Desarrollo		3,830,800
Transferencias Varias		78,654,800
Operaciones Financieras		6,538,600
	Total del Presupuesto de funcionamiento	**99,248,300**
	Inversión	
Inversiones Estratégicas de Zona Libre		12,994,200
	Total del Presupuesto de inversión	**12,994,200**
	TOTAL DEL PRESUPUESTO DE GASTOS	**112,242,500**

CAPÍTULO XII

2.97 AGENCIA DEL ÁREA PANAMÁ PACÍFICO

ARTÍCULO 178. Para la ejecución de los programas de funcionamiento e inversión apruébase el



presupuesto de ingresos y gastos de la AGENCIA DEL ÁREA PANAMÁ PACÍFICO para la vigencia fiscal de 2011:

Ingresos Totales	18,406,500
Menos: Aumento de Reservas	
Ingresos Disponibles	18,406,500
Gastos	18,406,500

ARTÍCULO 179. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

297.0.0.0.0.00.	AGENCIA DEL AREA PANAMA PACÍFICO	18,406,500
297.1.0.0.0.00.	INGRESOS CORRIENTES	8,227,700
297.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,227,700
297.1.2.1.0.00.	RENTA DE ACTIVOS	963,000
297.1.2.1.1.00.	ARRENDAMIENTOS	963,000
297.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	316,400
297.1.2.1.1.02.	DE LOTES Y TIERRAS	646,600
297.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	7,014,700
297.1.2.3.1.00.	GOBIERNO CENTRAL	7,014,700
297.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	7,014,700
297.1.2.6.0.00.	INGRESOS VARIOS	250,000
297.1.2.6.0.99.	OTROS INGRESOS VARIOS	250,000
297.2.0.0.0.00.	INGRESOS DE CAPITAL	10,178,800
297.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	2,378,800
297.2.1.1.0.00.	VENTA DE ACTIVOS	2,378,800
297.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	2,378,800
297.2.1.1.1.01.	TERRENOS	2,378,800
297.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	7,800,000
297.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	7,800,000
297.2.3.2.1.00.	GOBIERNO CENTRAL	7,800,000
297.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	7,800,000

ARTÍCULO 180. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AGENCIA DEL ÁREA PANAMÁ PACÍFICO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		3,679,380
Desarrollo del Area Panamá Pacífico		4,548,320
	Total del Presupuesto de funcionamiento	**8,227,700**
	Inversión	
Desarrollo de Infraestructura		10,178,800
	Total del Presupuesto de inversión	**10,178,800**
	TOTAL DEL PRESUPUESTO DE GASTOS	18,406,500



TÍTULO V

PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

ARTÍCULO 181. Apruébase los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2011, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas :

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	**462,605,800**	**1,597,042,900**	**2,059,648,700**	**393,586,300**	**1,666,062,400**	**2,059,648,700**
SUPERINTENDENCIA DE BANCOS	12,315,000	0	12,315,000	11,586,100	728,900	12,315,000
BANCO DE DESARROLLO AGROPECUARIO	36,900,000	43,200,000	80,100,000	13,287,000	66,813,000	80,100,000
BANCO HIPOTECARIO NACIONAL	6,072,400	14,327,800	20,400,200	11,081,800	9,318,400	20,400,200
BANCO NACIONAL DE PANAMÁ	273,985,700	1,191,135,700	1,465,121,400	253,338,300	1,211,783,100	1,465,121,400
CAJA DE AHORROS	121,565,600	347,935,400	469,501,000	95,739,100	373,761,900	469,501,000
COMISIÓN NACIONAL DE VALORES	3,721,400	0	3,721,400	3,593,900	127,500	3,721,400
INSTITUTO DE SEGURO AGROPECUARIO	8,045,700	444,000	8,489,700	4,960,100	3,529,600	8,489,700

ARTÍCULO 182. Apruébase los gastos corrientes de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2011, cuya composición se expresa a continuación en Balboas :

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACION CORRIENTES	TRANSFERENCIAS CORRIENTES	APORTES AL FISCO	SUBSIDIO	INTERESES DE LA DEUDA	TOTAL
TOTAL	**288,328,700**	**98,453,700**	**0**	**0**	**6,803,900**	**393,586,300**
SUPERINTENDENCIA DE BANCOS	11,111,600	474,500	0	0	0	11,586,100
BANCO DE DESARROLLO AGROPECUARIO	12,252,000	221,000	0	0	814,000	13,287,000
BANCO HIPOTECARIO NACIONAL	7,781,500	158,600	0	0	3,141,700	11,081,800
BANCO NACIONAL DE PANAMÁ	158,828,900	94,495,700	0	0	13,700	253,338,300
CAJA DE AHORROS	91,871,700	1,032,900	0	0	2,834,500	95,739,100
COMISIÓN NACIONAL DE VALORES	3,485,400	108,500	0	0	0	3,593,900
INSTITUTO DE SEGURO AGROPECUARIO	2,997,600	1,962,500	0	0	0	4,960,100



ARTÍCULO 183. Apruébase los gastos de capital de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2011 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
TOTAL	**1,637,700,000**	**15,332,600**	**0**	**13,029,800**	**1,666,062,400**
SUPERINTENDENCIA DE BANCOS	0	728,900	0	0	728,900
BANCO DE DESARROLLO AGROPECUARIO	55,324,000	150,000	0	11,339,000	66,813,000
BANCO HIPOTECARIO NACIONAL	7,518,900	270,100	0	1,529,400	9,318,400
BANCO NACIONAL DE PANAMÁ	1,210,106,400	1,515,300	0	161,400	1,211,783,100
CAJA DE AHORROS	361,291,000	12,470,900	0	0	373,761,900
COMISIÓN NACIONAL DE VALORES	0	127,500	0	0	127,500
INSTITUTO DE SEGURO AGROPECUARIO	3,459,700	69,900	0	0	3,529,600

CAPÍTULO II

3.10 SUPERINTENDENCIA DE BANCOS

ARTÍCULO 184. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2011:

Ingresos Totales	12,315,000
Menos: Aumento de Reservas	
Ingresos Disponibles	12,315,000
Gastos	12,315,000

ARTÍCULO 185. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

310.0.0.0.0.00.	SUPERINTENDENCIA DE BANCOS	12,315,000
310.1.0.0.0.00.	INGRESOS CORRIENTES	12,315,000
310.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	11,212,400
310.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,474,900
310.1.2.3.7.00.	SECTOR PRIVADO	1,474,900
310.1.2.3.7.02.	FECI	1,474,900
310.1.2.4.0.00.	TASAS Y DERECHOS	9,472,000
310.1.2.4.2.00.	TASAS	9,472,000
310.1.2.4.2.15.	INSPECCIONES Y AVALÚOS	6,020,200
310.1.2.4.2.50.	TASA DE REGULACIÓN BANCARIA	3,451,800
310.1.2.6.0.00.	INGRESOS VARIOS	265,500



310.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	50,000
310.1.2.6.0.26.	INGRESOS VARIOS	115,500
310.1.2.6.0.99.	OTROS INGRESOS VARIOS	100,000
310.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	10,000
310.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	10,000
310.1.3.1.0.12.	INSTITUCIONES DESCENTRALIZADAS	10,000
310.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	1,092,600
310.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,092,600
310.1.4.2.0.01.	SALDO CORRIENTE	1,092,600

ARTÍCULO 186. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,435,520
Desarrollo y Regulación Bancaria	6,879,480
Total del Presupuesto de funcionamiento	**12,315,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**12,315,000**

CAPÍTULO III
3.15 BANCO DE DESARROLLO AGROPECUARIO

ARTÍCULO 187. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2011:

Ingresos	80,100,000
Menos: Aumento de Reservas	
Ingresos Disponibles	80,100,000
Gastos	80,100,000

ARTÍCULO 188. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

315.0.0.0.0.00.	BANCO DE DESARROLLO AGROPECUARIO	80,100,000
315.1.0.0.0.00.	INGRESOS CORRIENTES	36,900,000
315.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	25,900,000
315.1.2.1.0.00.	RENTA DE ACTIVOS	10,000
315.1.2.1.1.00.	ARRENDAMIENTOS	10,000
315.1.2.1.1.01.	ARRENDAMIENTOS	10,000
315.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	25,000,000
315.1.2.3.7.00.	SECTOR PRIVADO	25,000,000



315.1.2.3.7.02.	FECI	25,000,000
315.1.2.4.0.00.	TASAS Y DERECHOS	890,000
315.1.2.4.2.00.	TASAS	890,000
315.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	890,000
315.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	11,000,000
315.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	11,000,000
315.1.3.1.0.17.	A SECTOR PRIVADO	11,000,000
315.2.0.0.0.00.	INGRESOS DE CAPITAL	43,200,000
315.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	36,500,000
315.2.1.1.0.00.	VENTA DE ACTIVOS	3,100,000
315.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	3,100,000
315.2.1.1.1.03.	OTRAS INSTALACIONES	3,100,000
315.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	33,400,000
315.2.1.3.7.00.	SECTOR PRIVADO	33,400,000
315.2.1.3.7.01.	PRÉSTAMOS AGROPECUARIOS	33,400,000
315.2.2.0.0.00.	RECURSOS DEL CRÉDITO	4,200,000
315.2.2.1.0.00.	CRÉDITO INTERNO	4,200,000
315.2.2.1.4.00.	PRÉSTAMOS	4,200,000
315.2.2.1.4.01.	GOBIERNO CENTRAL (BDA-CBN)	4,200,000
315.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,500,000
315.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,500,000
315.2.3.2.1.00.	GOBIERNO CENTRAL	2,500,000
315.2.3.2.1.10.	GOBIERNO CENTRAL (MIDA)	2,500,000

ARTÍCULO 189. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	7,250,700
Servicio de Crédito Agropecuario	5,372,300
Operaciones Financieras	12,153,000
Total del Presupuesto de funcionamiento	**24,776,000**
Inversión	
Crédito Agropecuario	48,362,500
Equipamiento	3,324,000
Rehabilitación de Sucursales	1,137,500
Prog.Espec.Crédito Contingente	2,500,000
Total del Presupuesto de inversión	**55,324,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**80,100,000**

CAPÍTULO IV
3.30 BANCO HIPOTECARIO NACIONAL

ARTÍCULO 190. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2011:



Ingresos Totales	20,400,200
Menos: Aumento de Reservas	
Ingresos Disponibles	20,400,200
Gastos	20,400,200

ARTÍCULO 191. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

330.0.0.0.0.00.	BANCO HIPOTECARIO NACIONAL	20,400,200
330.1.0.0.0.00.	INGRESOS CORRIENTES	6,072,400
330.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,320,900
330.1.2.1.0.00.	RENTA DE ACTIVOS	255,200
330.1.2.1.1.00.	ARRENDAMIENTOS	255,200
330.1.2.1.1.01.	ARRENDAMIENTOS	255,200
330.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,125,000
330.1.2.3.1.00.	GOBIERNO CENTRAL	1,125,000
330.1.2.3.1.14.	TRANSFERENCIA CORRIENTE	1,125,000
330.1.2.4.0.00.	TASAS Y DERECHOS	15,000
330.1.2.4.2.00.	TASAS	15,000
330.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	15,000
330.1.2.6.0.00.	INGRESOS VARIOS	925,700
330.1.2.6.0.11.	REINTEGROS	300,400
330.1.2.6.0.99.	OTROS INGRESOS VARIOS	625,300
330.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	3,751,500
330.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	3,751,500
330.1.3.1.0.17.	A SECTOR PRIVADO	3,751,500
330.2.0.0.0.00.	INGRESOS DE CAPITAL	14,327,800
330.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	14,327,800
330.2.1.1.0.00.	VENTA DE ACTIVOS	7,200,000
330.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	7,200,000
330.2.1.1.1.01.	TERRENOS	7,200,000
330.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	7,127,800
330.2.1.3.7.00.	SECTOR PRIVADO	7,127,800
330.2.1.3.7.03.	PRÉSTAMOS HIPOTECARIOS	7,127,800

ARTÍCULO 192. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	6,110,800
Operaciones de Créditos	2,080,800
Transferencias Varias	18,600
Operaciones Financieras	4,671,100
Total del Presupuesto de funcionamiento	**12,881,300**



Inversión

Inversiones Propias Del B.H.N.	7,518,900
Total del Presupuesto de inversión	**7,518,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**20,400,200**

CAPÍTULO V

3.45 BANCO NACIONAL DE PANAMÁ

ARTÍCULO 193. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2011:

Ingresos Totales	1,465,121,400
Menos: Aumento de Reservas	
Ingresos Disponibles	1,465,121,400
Gastos	1,465,121,400

ARTÍCULO 194. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que continuación se indica:

345.0.0.0.0.00.	BANCO NACIONAL DE PANAMÁ	1,465,121,400
345.1.0.0.0.00.	INGRESOS CORRIENTES	273,985,700
345.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,467,100
345.1.2.1.0.00.	RENTA DE ACTIVOS	370,000
345.1.2.1.1.00.	ARRENDAMIENTOS	20,000
345.1.2.1.1.99.	OTROS ARRENDAMIENTOS N.E.O.C.	20,000
345.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	350,000
345.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	350,000
345.1.2.4.0.00.	TASAS Y DERECHOS	8,097,100
345.1.2.4.2.00.	TASAS	8,097,100
345.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	8,097,100
345.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	265,518,600
345.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	248,967,800
345.1.3.1.0.11.	AL GOBIERNO CENTRAL	14,466,900
345.1.3.1.0.12.	INSTITUCIONES DESCENTRALIZADAS	5,600
345.1.3.1.0.13.	A EMPRESAS PÚBLICAS	5,584,200
345.1.3.1.0.17.	A SECTOR PRIVADO	151,384,300
345.1.3.1.0.99.	OTROS INTERESES Y COMISIONES	77,526,800
345.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	16,550,800
345.1.3.2.0.27.	POR SECTOR PRIVADO	16,550,800
345.2.0.0.0.00.	INGRESOS DE CAPITAL	1,191,135,700
345.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	1,191,135,700
345.2.1.1.0.00.	VENTA DE ACTIVOS	9,000,000
345.2.1.1.2.00.	VENTA DE BIENES INMUEBLES	9,000,000
345.2.1.1.2.99.	OTROS BIENES MUEBLES	9,000,000
345.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	1,182,135,700
345.2.1.3.1.00.	GOBIERNO CENTRAL	385,337,900



345.2.1.3.1.01.	GOBIERNO CENTRAL	385,337,900
345.2.1.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	513,800
345.2.1.3.2.45.	AUTORIDAD DE TURISMO DE PANAMA	513,800
345.2.1.3.3.00.	EMPRESAS PÚBLICAS	22,082,600
345.2.1.3.3.02.	AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.	3,750,000
345.2.1.3.3.38.	AUTORIDAD DE AERONAUTICA CIVIL	5,904,800
345.2.1.3.3.66.	IDAAN	76,500
345.2.1.3.3.70.	INST. DE MERCADEO AGROPECUARIO (IMA)	10,000,000
345.2.1.3.3.78.	ETESA	2,200,000
345.2.1.3.3.96.	ZONA LIBRE DE COLÓN	151,300
345.2.1.3.7.00.	SECTOR PRIVADO	774,201,400
345.2.1.3.7.04.	PRÉSTAMOS VARIOS	774,201,400

ARTÍCULO 195. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Servicios Bancarios		164,523,900
Operaciones Financieras		175,100
Transferencias Varias		90,316,000
	Total del Presupuesto de funcionamiento	**255,015,000**
	Inversión	
Crédito Comercial		906,982,900
Obras y Construcciones		25,840,000
Crédito Agropecuario		166,142,600
Crédito Para Vivienda		77,200,000
Equipamiento de Sucursales		33,940,900
	Total del Presupuesto de inversión	**1,210,106,400**
	TOTAL DEL PRESUPUESTO DE GASTOS	**1,465,121,400**

CAPÍTULO VI

3.60 CAJA DE AHORROS

ARTÍCULO 196. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la CAJA DE AHORROS para la vigencia fiscal de 2011:

Ingresos Totales	469,501,000
Menos: Aumento de Reservas	
Ingresos Disponibles	469,501,000
Gastos	469,501,000



ARTÍCULO 197. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

360.0.0.0.0.00.	CAJA DE AHORROS	469,501,000
360.1.0.0.0.00.	INGRESOS CORRIENTES	121,565,600
360.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	24,600
360.1.2.1.0.00.	RENTA DE ACTIVOS	24,600
360.1.2.1.1.00.	ARRENDAMIENTOS	24,600
360.1.2.1.1.01.	ARRENDAMIENTOS	24,600
360.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	115,044,500
360.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	115,044,500
360.1.3.1.0.17.	A SECTOR PRIVADO	115,044,500
360.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	6,496,500
360.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	6,496,500
360.1.4.2.0.01.	SALDO CORRIENTE	6,496,500
360.2.0.0.0.00.	INGRESOS DE CAPITAL	347,935,400
360.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	213,140,500
360.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	163,140,500
360.2.1.3.7.00.	SECTOR PRIVADO	163,140,500
360.2.1.3.7.04.	PRÉSTAMOS VARIOS	163,140,500
360.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	50,000,000
360.2.1.4.9.00.	RECUPERACIÓN DE COLOCACIONES	50,000,000
360.2.1.4.9.01.	OTROS RECUPERACIÓN DE COLOCACIONES	50,000,000
360.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	134,794,900
360.2.3.4.0.00.	OTROS	134,794,900
360.2.3.4.0.01.	OTROS	134,794,900

ARTÍCULO 198. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CAJA DE AHORROS para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Administración General		14,890,000
Captación y Colocación		63,390,800
Control de Operaciones		27,038,600
Operaciones Financieras		2,834,500
Fiscalización Gubernamental		56,100
	Total del Presupuesto de funcionamiento	**108,210,000**
	Inversión	
Hipotecarios y Construcción		130,360,000
Adquisición Inmuebles y Equipo		19,521,000
Otros Préstamos		211,410,000
	Total del Presupuesto de inversión	**361,291,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**469,501,000**



CAPÍTULO VII

3.65 COMISIÓN NACIONAL DE VALORES

ARTÍCULO 199. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la COMISIÓN NACIONAL DE VALORES para la vigencia fiscal de 2011:

Ingresos Totales	3,721,400
Menos: Aumento de Reservas	
Ingresos Disponibles	3,721,400
Gastos	3,721,400

ARTÍCULO 200. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

365.0.0.0.0.00.	COMISIÓN NACIONAL DE VALORES	3,721,400
365.1.0.0.0.00.	INGRESOS CORRIENTES	3,721,400
365.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,721,400
365.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	711,800
365.1.2.3.1.00.	GOBIERNO CENTRAL	711,800
365.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	711,800
365.1.2.4.0.00.	TASAS Y DERECHOS	2,580,000
365.1.2.4.2.00.	TASAS	2,580,000
365.1.2.4.2.60.	TASA REGULACIÓN DE VALORES	2,580,000
365.1.2.6.0.00.	INGRESOS VARIOS	429,600
365.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	427,200
365.1.2.6.0.99.	OTROS INGRESOS VARIOS	2,400

ARTÍCULO 201. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la COMISIÓN NACIONAL DE VALORES para la vigencia fiscal de 2011, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,684,400
Regulación del Mercado de Valores	1,037,000
Total del Presupuesto de funcionamiento	**3,721,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,721,400**

CAPÍTULO VIII

3.90 INSTITUTO DE SEGURO AGROPECUARIO

ARTÍCULO 202. Para la ejecución de los programas de funcionamiento el presupuesto de ingresos y gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2011:



Ingresos Totales	8,489,700
Menos: Aumento de Reservas	
Ingresos Disponibles	8,489,700
Gastos	8,489,700

ARTÍCULO 203. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

390.0.0.0.0.00.	INSTITUTO DE SEGURO AGROPECUARIO	8,489,700
390.1.0.0.0.00.	INGRESOS CORRIENTES	8,045,700
390.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,045,700
390.1.2.1.0.00.	RENTA DE ACTIVOS	6,645,400
390.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	6,645,400
390.1.2.1.4.10.	PRIMA DE SEGUROS	6,645,400
390.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,395,300
390.1.2.3.1.00.	GOBIERNO CENTRAL	1,395,300
390.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	1,395,300
390.1.2.6.0.00.	INGRESOS VARIOS	5,000
390.1.2.6.0.99.	OTROS INGRESOS VARIOS	5,000
390.2.0.0.0.00.	INGRESOS DE CAPITAL	444,000
390.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	30,000
390.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	30,000
390.2.3.2.1.00.	GOBIERNO CENTRAL	30,000
390.2.3.2.1.10.	GOBIERNO CENTRAL (MIDA)	30,000
390.2.4.0.0.00.	SALDO EN CAJA Y BANCO	414,000
390.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	414,000
390.2.4.2.0.01.	SALDO DE CAPITAL	414,000

ARTÍCULO 204. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2011 cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		**ASIGNACIÓN EN BALBOAS**
	Funcionamiento	
Dirección y Administración General		1,418,160
Seguro Agropecuario		3,611,840
	Total del Presupuesto de funcionamiento	**5,030,000**
	Inversión	
Equipamento		274,000
Infraestructura		625,000
Garantias para actividad Agropecuaria		2,560,700
	Total del Presupuesto de inversión	**3,459,700**
	TOTAL DEL PRESUPUESTO DE GASTOS	**8,489,700**



TÍTULO VI
NORMAS GENERALES DE ADMINISTRACIÓN PRESUPUESTARIA

CAPÍTULO I
OBJETO Y ÁMBITO

ARTÍCULO 205. EL PRESUPUESTO GENERAL DEL ESTADO. El Presupuesto General del Estado es la estimación de los ingresos y la autorización máxima de los gastos que podrán comprometer las Instituciones del Gobierno Central, las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros para ejecutar sus planes, programas y proyectos, así como para lograr los objetivos y las metas institucionales de acuerdo con las políticas del Gobierno, en materia de desarrollo económico y social.

ARTÍCULO 206. OBJETO. Las Normas Generales de Administración Presupuestaria contienen el conjunto de disposiciones que regirán la ejecución, el seguimiento y la evaluación, así como el cierre y la liquidación del Presupuesto General del Estado para la vigencia fiscal de 2011.

ARTÍCULO 207. ÁMBITO. Las Normas Generales de Administración Presupuestaria se aplicarán para el manejo del Presupuesto y serán de obligatorio cumplimiento para las Instituciones del Gobierno Central, Instituciones Descentralizadas, Empresas Públicas y los Intermediarios Financieros.

En los Municipios y Juntas Comunales estas normas se aplicarán supletoriamente. De igual forma, en las Sociedades Anónimas en las que el Estado posea el 51% o más de las acciones o del patrimonio, en los temas que no desarrolle el respectivo instrumento jurídico mediante el cual se constituyen.

CAPÍTULO II
EJECUCIÓN DEL PRESUPUESTO

ARTÍCULO 208. EJECUCIÓN DEL PRESUPUESTO. La ejecución del Presupuesto es el conjunto de decisiones y acciones operativas, administrativas y financieras que se desarrollan para la realización de los planes, programas y proyectos establecidos en el Presupuesto General del Estado. La ejecución del Presupuesto de Ingresos se fundamenta



en el concepto de caja, que es la captación física de los recursos financieros, cuya disponibilidad permite la ejecución del Presupuesto de Gastos.

Con el objeto de evaluar la gestión presupuestaria institucional, la información sobre la ejecución presupuestaria de gastos se elaborará sobre la base del compromiso, el devengado y el pago realizado por todos los bienes y servicios que reciben las instituciones que integran el Sector Público.

ARTÍCULO 209. PRINCIPIOS DE LA ADMINISTRACIÓN PRESUPUESTARIA. Las actuaciones de quienes participen en las distintas fases de la administración presupuestaria se regirán por los principios de legalidad, transparencia, eficiencia, eficacia, publicidad y responsabilidad, para hacer efectivo el ejercicio periódico de la rendición de cuentas.

ARTÍCULO 210. PRINCIPIO GENERAL. No se podrá tramitar la adquisición de bienes y servicios, si en el Presupuesto no se cuenta con la partida asignada específica que autoriza el gasto, ni se podrá realizar ningún pago, si no se ha cumplido previamente con la formalización del registro presupuestario de esta obligación.

ARTÍCULO 211. ASIGNACIONES MENSUALES. Las instituciones públicas presentarán, al Ministerio de Economía y Finanzas, a más tardar quince días después de aprobado el Proyecto de Ley de Presupuesto General del Estado por el Consejo de Gabinete:

1. Las solicitudes de asignaciones mensuales de ingresos y gastos.
2. El flujo de caja por mes para el periodo fiscal.
3. Las metas en función de su estructura programática.

Las autorizaciones máximas de los gastos de funcionamiento e inversión se distribuirán en asignaciones mensuales, de acuerdo con el cronograma de ejecución. Las asignaciones mensuales serán aprobadas para cada partida por el Ministerio de Economía y Finanzas, basándose en los programas de trabajo, los cronogramas de actividades y la previsión del comportamiento de los ingresos. En caso de que las instituciones públicas no presenten las solicitudes en el plazo señalado, el Ministerio procederá a determinar tales asignaciones.



El Ministerio de Economía y Finanzas informará a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional sobre el detalle del Presupuesto General del Estado, incluyendo las asignaciones mensuales de los ingresos y gastos.

ARTÍCULO 212. UNIDAD DE CAJA. Todos los ingresos del Gobierno Central deberán consignarse en el Presupuesto, y se depositarán a favor del Tesoro Nacional en el Banco Nacional de Panamá, contra el cual se expedirá toda orden de pago para cubrir los compromisos causados por las autorizaciones de gastos, originadas en sus distintas dependencias.

Las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros se regirán por el mismo principio de unidad de caja, de conformidad con la autonomía administrativa y financiera dispuesta en su respectiva ley.

En el caso de los ingresos creados por leyes especiales con destino específico, su recaudación y depósito se harán de acuerdo con el presente artículo. Para mantener información actualizada sobre estos ingresos, la respectiva entidad beneficiaria de estos informará los detalles de cada caso, al Ministerio de Economía y Finanzas y a la Contraloría General de la República, cada vez que sea creado uno de ellos.

ARTÍCULO 213. FASES DE LA EJECUCIÓN DEL PRESUPUESTO DE GASTOS. La ejecución del presupuesto de gastos se realiza en tres etapas secuenciales: Compromiso, Devengado y Pago, conceptos que se definen a continuación:

COMPROMISO es el registro de la obligación adquirida por una institución pública, conforme a los procedimientos y a las normas establecidas, que conlleva una erogación a favor de terceros con cargo a la disponibilidad de fondos de la respectiva partida presupuestaria del periodo fiscal vigente, y constituye la compra de bienes o servicios independientemente de su entrega, pago o consumo.

DEVENGADO es el registro de la obligación de pagar por los bienes o servicios recibidos, entregados por el proveedor, sin considerar el momento en que se consumen. Su registro se hará mediante los informes de recepción de almacén o de servicios.

PAGO es el registro de la emisión y entrega de efectivo por caja menuda, cheque o transferencia electrónica de fondos a favor de los proveedores, por los bienes y servicios recibidos.



SECCIÓN 1ª

INGRESOS O RENTAS

ARTÍCULO 214. PRINCIPIOS DE UNIVERSALIDAD, UNIDAD Y TRANSPARENCIA. El Presupuesto de Ingresos reflejará el total de los ingresos corrientes y de capital, incluyendo los de gestión institucional, del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas y de los Intermediarios Financieros, de acuerdo con las fuentes de ingresos establecidas en el Manual de Clasificación Presupuestaria del Ingreso Público.

Esta información debe hacerse de conocimiento público a través de los medios de acceso masivo.

ARTÍCULO 215. INGRESOS DE GESTIÓN INSTITUCIONAL. Son los ingresos generados por las unidades administrativas de la entidad para solventar gastos específicos.

La totalidad de los ingresos de gestión institucional del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas (incluyendo las constituidas como sociedades anónimas) y de los Intermediarios Financieros deberá incluirse en el Presupuesto General del Estado en cada vigencia fiscal. Los ingresos de gestión no podrán utilizarse para sustentar gastos de planilla, contratos, alquileres o cualquier otro gasto que genere una obligación recurrente.

Deben excluirse las donaciones en especie, los ingresos generados por los comités de salud, los clubes de padres de familia y las asociaciones de docentes y de servidores públicos, ya que no constituyen ingresos de gestión institucional por tratarse de organismos no gubernamentales. También deben excluirse los ingresos generados en centros educativos y universidades por la venta de bienes o servicios concesionados a terceras personas. En los casos de servicios concesionados, solo se ingresarán a la entidad los montos originados por el pago de la concesión o el alquiler acordado en el contrato.

Cuando una entidad pública dedicada al desarrollo de la ciencia, la tecnología y la investigación científica reciba fondos de organismos o empresas nacionales o del extranjero para realizar estudios, investigaciones y análisis relativos al desarrollo científico, tecnológico y sanitario, utilizará los mecanismos establecidos en los términos



acordados en el respectivo documento suscrito con el suscriptor. Los gastos y activos resultantes en cada ejercicio fiscal deberán ser incorporados en cada periodo fiscal.

ARTÍCULO 216. INGRESOS ADICIONALES. Si una entidad del Gobierno Central o del Sector Descentralizado devenga, recauda o percibe un ingreso adicional autorizado por ley, decreto o resolución, y quiere hacer uso de este ingreso, deberá incorporarlo al presupuesto mediante crédito adicional. Se incluyen en este concepto los ingresos de gestión institucional y las donaciones voluntarias o producto de convenios.

Igual tratamiento se dará a las donaciones en especie; no obstante, deberán ser puestas en conocimiento del Ministerio de Economía y Finanzas y de la Contraloría General de la República, para efectos del cierre y la liquidación del presupuesto, según los procedimientos establecidos por dichas entidades.

ARTÍCULO 217. INGRESOS DEL CRÉDITO INTERNO. Las entidades públicas podrán gestionar la contratación de recursos del crédito, previa autorización del Ministerio de Economía y Finanzas.

Las entidades públicas de financiamiento que otorgan facilidades de crédito a instituciones públicas suministrarán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que refleje el estado del crédito concedido a las entidades públicas.

ARTÍCULO 218. EXCEDENTES DE LOS INGRESOS. Cuando las recaudaciones de los ingresos excedan a los ingresos estimados en el Presupuesto General del Estado podrán ser incorporadas, mediante créditos adicionales, para su uso.

En caso de no procederse según lo indicado, se reflejará como saldo en caja al final del periodo. Cuando se trate de ingresos de aplicación específica, el excedente se determinará en forma individual.

ARTÍCULO 219. INGRESOS RECAUDADOS INFERIORES A LOS PRESUPUESTADOS. Cuando en cualquier época del año fiscal el Ministerio de Economía y Finanzas considere que los ingresos recaudados son inferiores a los establecidos en el Presupuesto General del Estado y no exista previsión para solventar tal condición, presentará al Órgano Ejecutivo un plan de reducción del gasto, tomando en



consideración lo señalado en el artículo 275 de la Constitución Política. Este plan será sometido a la aprobación del Consejo de Gabinete y de la Comisión de Presupuesto de la Asamblea Nacional para la correspondiente modificación del Presupuesto General del Estado.

ARTÍCULO 220. MODIFICACIÓN DE LOS INGRESOS. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas reducciones e incrementos entre las partidas de ingresos, a fin de mantener el monto de la recaudación programada y del equilibrio presupuestario. El Ministerio de Economía y Finanzas realizará las adecuaciones en la fuente de la partida de gastos cuando se requiera, y lo comunicará, según proceda, al solicitante, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 221. DEPÓSITO DE LOS FONDOS PÚBLICOS. El Banco Nacional de Panamá será el depositario oficial de los fondos públicos, y la Contraloría General de la República será la responsable de vigilar que, por ningún concepto, se abran cuentas en otras entidades financieras. En caso de que así se hiciera, aun cuando se trate de depósitos a plazo fijo, la Contraloría General de la República procederá a cancelar los fondos y a ingresar los depósitos al Tesoro Nacional o a la cuenta de la institución del Sector Descentralizado en el Banco Nacional de Panamá, según sea el caso.

Se exceptúan de esta disposición la Caja de Seguro Social, el Instituto para la Formación y Aprovechamiento de los Recursos Humanos, el Registro Público y las entidades autónomas del Estado reconocidas como tales en su respectivo instrumento orgánico, instituciones que, por la naturaleza de sus operaciones y el origen de sus recursos y reservas, podrán colocar parte de estos en la Caja de Ahorros, para lo cual deberán solicitar previamente autorización al Ministerio de Economía y Finanzas y notificar a la Contraloría General de la República para implementar el mecanismo de fiscalización y refrendo de esos recursos.

PARÁGRAFO. Los ingresos netos generados en concepto de arrendamiento de las viviendas del área revertida se depositarán en la cuenta especial denominada Fondo Especial para Viviendas de Interés Social (FEVIS), la cual administra el Ministerio de Vivienda y Ordenamiento Territorial; no obstante, en la medida en que se realicen las ventas de dichas viviendas, los recursos se transferirán al Fondo Fiduciario para el Desarrollo, creado mediante la Ley 20 de 1995, modificada por la Ley 22 de 2000 y la Ley 57 de 2004.



SECCIÓN 2ª
EGRESOS O GASTOS

ARTÍCULO 222. NIVELES DE ASIGNACIÓN DE RECURSOS. La asignación de recursos corresponderá al último rango o nivel de la estructura programática, que está constituida por: programa, subprograma y actividad o proyecto.

ARTÍCULO 223. EJECUCIÓN DE LAS ASIGNACIONES MENSUALES. La ejecución del presupuesto de gastos se realizará en función de las asignaciones mensuales y sobre la base de las fases de Compromiso, Devengado y Pago.

ARTÍCULO 224. CONTROL DE LAS ASIGNACIONES MENSUALES. El control de las asignaciones mensuales y del pago de estas lo llevarán las propias instituciones, el Ministerio de Economía y Finanzas, por medio de la Dirección de Presupuesto de la Nación y de la Dirección General de Tesorería, y la Contraloría General de la República, en el ámbito de sus respectivas competencias y responsabilidades. El saldo libre de una partida al finalizar un mes será acumulado a la asignación del siguiente mes.

ARTÍCULO 225. REDISTRIBUCIÓN DE LAS ASIGNACIONES MENSUALES. Las instituciones públicas podrán solicitar redistribución de las asignaciones mensuales al Ministerio de Economía y Finanzas, que la autorizará y comunicará al solicitante cuando proceda.

En las entidades incorporadas al Sistema de Administración Financiera de Panamá (SIAFPA), la autorización y comunicación se harán electrónicamente. En las entidades que aún no están incorporadas al SIAFPA, se autorizará y comunicará al solicitante cuando proceda y a la Comisión de Presupuesto de la Asamblea Nacional, para su conocimiento.

ARTÍCULO 226. ESCALA SALARIAL Y LÍMITE DE REMUNERACIÓN. La escala salarial para el nivel directivo de la Administración Pública quedará consignada conforme a la Estructura de Puestos aprobada para cada institución.

Con excepción del Presidente de la República, el Vicepresidente, los Ministros de Estado y demás cargos establecidos por ley, ningún funcionario podrá recibir en concepto de



sueldo, gastos de representación o cualquiera otra remuneración una suma mayor que la asignada para el cargo de Viceministro de Estado, en cada concepto.

Quedan comprendidos dentro de la excepción que señala este artículo, los cargos que en forma expresa autorice el Órgano Ejecutivo, mediante decreto ejecutivo.

ARTÍCULO 227. PAGO DE VACACIONES. Solo se pagarán las vacaciones a funcionarios activos cuando se haga uso del tiempo, y a los ex funcionarios, con cargo a créditos reconocidos, cuando la partida esté consignada en el presupuesto de la respectiva institución.

Los funcionarios que hayan acumulado más de dos meses de vacaciones deberán hacer uso del excedente en forma programada.

El Órgano Ejecutivo podrá determinar lo conducente en cuanto a los Organismos de Seguridad del Estado.

PARÁGRAFO. Se exceptúa el caso de los funcionarios activos con periodos constitucionales o legales que sean nombrados y reelectos en sus cargos, quienes tendrán derecho a cobrar en efectivo las vacaciones correspondientes a periodos anteriores al que desempeñan, cuando exista la partida presupuestaria asignada en el Presupuesto.

ARTÍCULO 228. PROHIBICIÓN DE EJERCER UN CARGO ANTES DE LA TOMA DE POSESIÓN. Ninguna persona entrará a ejercer cargo público de carácter permanente, probatorio o transitorio, sin que antes hubiera tomado posesión del cargo, previa autorización del nombramiento mediante el decreto o resuelto de personal correspondiente, y solo tendrá vigencia fiscal con posterioridad a la fecha de la toma de posesión.

Si un funcionario pasa a ocupar otro cargo público o recibe un ajuste salarial, recibirá la nueva remuneración desde la fecha de toma de posesión y en ningún caso tendrá efecto retroactivo.

El personal que designe el Órgano Ejecutivo y el personal docente del Ministerio de Educación y de las universidades oficiales, así como los médicos y odontólogos internos y médicos residentes del Ministerio de Salud y de la Caja de Seguro Social, podrán iniciar sus servicios, siempre que la entidad cuente con la asignación presupuestaria



correspondiente, antes de la formalización de su nombramiento, mediante una toma de posesión provisional, en la cual se constate el cargo, el número de posición, el monto de los emolumentos, la fecha de inicio de labores y las partidas presupuestarias correspondientes.

PARÁGRAFO. En los casos de sociedades anónimas en que el Estado sea dueño del 51% o más de sus acciones o del patrimonio y cuya relación laboral es regida por el Ministerio de Trabajo y Desarrollo Laboral, el inicio de labores del funcionario quedará expresado en el respectivo contrato de trabajo.

ARTÍCULO 229. ACCIONES DE PERSONAL. Las acciones de personal relativas a nombramientos, destituciones, ajustes salariales y ascensos emitidos por las instituciones del Gobierno Central de los cargos de Carrera Administrativa se presentarán a la Dirección General de Carrera Administrativa del Ministerio de la Presidencia para su evaluación y recomendación, posteriormente, se remitirán al Ministerio de Economía y Finanzas para su revisión y al Presidente de la República para su consideración y aprobación. Los cargos que no son de Carrera Administrativa se remitirán al Ministerio de Economía y Finanzas para su revisión y al Presidente de la República para su consideración y aprobación. Las acciones de personal de las instituciones del Sector Descentralizado de los cargos de Carrera Administrativa se presentarán a la Dirección General de Carrera Administrativa del Ministerio de la Presidencia para su evaluación y recomendación, posteriormente, se remitirán al Ministerio de Economía y Finanzas para su revisión y autorización.

Se exceptúan de esta norma los nombramientos de Ministros, Viceministros, Directores y Subdirectores Generales, Gerentes y Subgerentes Generales, Rectores y Vicerrectores y Administradores y Subadministradores Generales, que se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento y a la Contraloría General de la República para su pronta incorporación a la planilla correspondiente.

Las acciones de personal (nombramientos, destituciones, ajustes salariales y ascensos) que realicen la Asamblea Nacional, la Contraloría General de la República, el Órgano Judicial, el Ministerio Público, el Tribunal Electoral, la Fiscalía General Electoral, el Tribunal de Cuentas, la Fiscalía de Cuentas, la Defensoría del Pueblo, la Caja de Seguro Social y la Superintendencia de Bancos se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento, y a la Contraloría General de la República para su pronta incorporación a la planilla correspondiente.



ARTÍCULO 230. PERSONAL TRANSITORIO Y CONTINGENTE. Personal transitorio son los funcionarios que ocupan cargos en programas o actividades, debidamente incluidos en la estructura de personal, cuyo periodo no será mayor de doce meses y expirará con la vigencia fiscal. Personal contingente son los funcionarios que ocupan cargos en programas o actividades con base en el detalle de la estructura de puestos, cuyo periodo no será mayor de seis meses y expirará con la vigencia fiscal.

En los casos de nombramiento de personal transitorio y contingente, se requerirá la acción de personal mediante resuelto interno, el cual será sometido a la fiscalización de la Contraloría General de la República.

Cuando se trate de nombramientos nuevos, la entidad correspondiente remitirá copia de dichas acciones de personal al Ministerio de Economía y Finanzas para su debido registro y control.

Cuando en cualquier caso se identifique inconsistencia en las partidas asignadas, el Ministerio de Economía y Finanzas comunicará a la entidad que emitió dicho resuelto para que proceda con los ajustes correspondientes, y remitirá copia de dicho informe a la Contraloría General de la República.

El personal asignado a proyectos de inversión, cuyas fuentes de financiamiento involucren recursos locales y externos, se imputará al objeto de gasto 004 - Personal Transitorio para Inversiones.

PARÁGRAFO. Las instituciones del Sector Público que realicen nombramientos de personal transitorio y contingente deberán incluir obligatoriamente el pago de las cuotas a la seguridad social cuando se confeccionen las planillas adicionales y eventuales.

Cuando se requiera transferir personal transitorio o contingente a personal permanente, deberá realizarse a través de una posición vacante. Se exceptúa a educación, salud y seguridad pública.

ARTÍCULO 231. PROHIBICIÓN DE NOMBRAR PERSONAL INTERINO. No se podrá nombrar personal con carácter interino cuando el titular del cargo se encuentre en uso de vacaciones o de licencia con derecho a sueldo, con excepción de los casos de funcionarios cuyas actividades están relacionadas directamente con la función de



enseñanza-aprendizaje y de asistencia médica de las instituciones de educación y salud, respectivamente.

ARTÍCULO 232. SERVICIOS ESPECIALES. Los servicios especiales comprenden los servicios prestados por profesionales, técnicos o personas naturales que no son empleados públicos, siempre que no se tengan cargos similares en la estructura de puestos de la entidad. Se podrá cargar a esta partida la contratación de funcionarios, cuando estos obtengan licencia sin sueldo en la institución donde laboran y los servicios sean prestados en una institución distinta a la que concede la licencia.

Los honorarios mensuales para este tipo de contratación no excederán el monto equivalente a dos mil balboas (B/.2,000.00) mensuales, y la autorización se otorgará de acuerdo con el detalle incluido en el Presupuesto General del Estado. Los contratos que por la calidad del servicio excedan el monto establecido deberán contar con la autorización del Órgano Ejecutivo. Dichas contrataciones tendrán que reflejar la siguiente información: tipo de servicio especial requerido, número de meses y monto de la cuantía mensual y total, y disponibilidad presupuestaria para cubrir las contribuciones a la seguridad social.

Los pagos de estos honorarios se podrán hacer mensualmente o en forma parcial contra informe de avance, y el pago final contra la aprobación del producto final de los servicios contratados, de acuerdo con la Estructura de Puestos, previamente autorizada y registrada por el Ministerio de Economía y Finanzas.

PARÁGRAFO. Los contratos por servicios especiales requerirán la autorización e incorporación en el sistema de registro presupuestario bajo la administración del Ministerio de Economía y Finanzas. Se remitirá constancia de estos registros a la Comisión de Presupuesto.

ARTÍCULO 233. CONSULTORÍA. La contratación de consultorías se ceñirá a los procedimientos contenidos en la Ley 22 de 2006, sobre contrataciones públicas, y deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que cuenta con el financiamiento garantizado.

Los pagos de estos contratos se harán en forma parcial contra informe de avance y nota de aceptación satisfactoria, y el pago final, contra la aprobación del producto final de los servicios contratados.



Los contratos de consultoría con profesionales o técnicos, personas naturales o jurídicas, nacionales o extranjeros, para la realización de estudios, investigaciones, diseños, supervisión de obras, capacitación y otros de similar naturaleza se imputarán a la partida de consultorías, y deberán definir los objetivos, las tareas que se van a realizar y el cronograma de actividades.

ARTÍCULO 234. GASTOS DE REPRESENTACIÓN. Solo tendrán derecho a gastos de representación los funcionarios que ocupen como titulares los cargos de: Presidente de la República, Vicepresidente de la República, Ministros y Viceministros de Estado, Secretarios Generales, Diputados, Secretario y Subsecretarios Generales de la Asamblea Nacional, Director y Subdirector General de Asesoría Legal y Técnica, Director y Subdirector Nacional de Asesoría Legal y Técnica de Comisiones, Director Nacional de Asesoría en Asuntos Plenarios, Director Nacional de Asesoría Legal en Asuntos Administrativos, Rectores y Vicerrectores de las universidades oficiales, Procurador General de la Nación, Procurador de la Administración, Magistrados de la Corte Suprema de Justicia, Magistrados de los Tribunales Superiores, Magistrados del Tribunal Administrativo de Contrataciones Públicas, Magistrados del Tribunal Electoral y el Fiscal General Electoral, Magistrados del Tribunal de Cuentas y el Fiscal de Cuentas, Defensor del Pueblo, Adjunto del Defensor del Pueblo, Contralor y Subcontralor General de la República, Gobernadores, Directores y Subdirectores Generales de las instituciones del Sector Descentralizado, Administradores y Subadministradores Generales de las instituciones del Sector Descentralizado, Gerentes y Subgerentes Generales de las instituciones del Sector Descentralizado, Director y Subdirector General de la Policía Nacional, Director y Subdirector Nacional de Inteligencia y Seguridad, Director y Subdirector General del Servicio Nacional de Fronteras, Director y Subdirector General del Servicio Nacional Aeronaval, Director y Subdirector del Servicio de Protección Institucional de la Presidencia de la República, Secretarios Ejecutivos Nacionales de la Presidencia de la República, Jefes de Misiones Diplomáticas, Directores y Subdirectores Nacionales, Presidente, Secretario y Tesorero de los Consejos Provinciales de Coordinación, Directores Regionales y Provinciales, Comisionados, Subcomisionados, Mayores y Capitanes de la Policía Nacional, del Servicio Nacional Aeronaval, del Servicio de Protección Institucional de la Presidencia de la República y los cargos que por ley tengan derecho, siempre que en el Presupuesto se provea la correspondiente asignación. Los gastos de representación se pagarán a los funcionarios mientras ejerzan sus respectivos cargos.



Durante la vigencia de la presente Ley, no podrán incrementarse los gastos de representación, respecto a la asignación original para el cargo ni crearse para cargos que no están expresamente citados en el párrafo anterior.

ARTÍCULO 235. SOBRETIEMPO. Solo se reconocerá remuneración por sobretiempo cuando el funcionario haya sido previamente autorizado por el jefe inmediato a laborar en horarios extraordinarios. Dicho sobretiempo solo se podrá autorizar cuando exista la disponibilidad en la partida presupuestaria correspondiente y no exceda del 25% de la jornada regular de acuerdo con las limitaciones y excepciones establecidas en las leyes existentes. Solo se pagará remuneración por trabajos extraordinarios efectivamente realizados hasta un monto que no exceda el 50% del sueldo regular de un mes. Quedan exceptuados de los límites anteriores los funcionarios del Tribunal Electoral cuando se requieran consultas populares y los funcionarios del Sector Salud, por razones de servicios médicos asistenciales requeridos.

ARTÍCULO 236. VIÁTICOS EN EL INTERIOR DEL PAÍS. Cuando se viaje en misión oficial dentro del territorio nacional, se reconocerán viáticos por concepto de alimentación y hospedaje de acuerdo con la siguiente tabla:

1. Para Ministros, Viceministros, Diputados Principales y Suplentes, Secretario y Subsecretarios Generales de la Asamblea Nacional, Procurador General de la Nación, Procurador de la Administración, Magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas y del Tribunal Administrativo de Contrataciones Públicas, Contralor y Subcontralor General, Fiscal General Electoral, Fiscal de Cuentas, Defensor del Pueblo, Adjunto del Defensor del Pueblo, Secretarios Ejecutivos Nacionales de la Presidencia de la República, Directores y Subdirectores Generales, Gerentes y Subgerentes Generales, Administradores y Subadministradores Generales y Rectores y Vicerrectores de las universidades oficiales, ex Presidentes y ex Vicepresidentes de la República, en función pública: B/.100.00 diarios.

2. Para otros funcionarios: B/.75.00 diarios.

Cuando la misión se cumpla en un día, solo se reconocerán como viáticos los gastos de transporte y alimentación. En caso de que deba cumplirse en el lugar habitual de trabajo, fuera de las horas laborables, podrá reconocerse el gasto de alimentación y transporte con cargo a dichas partidas. Estos pagos se harán de acuerdo con el reglamento que



establezcan las entidades, y en ningún caso excederán la tabla general de viáticos que establezca el Ministerio de Economía y Finanzas.

Los funcionarios públicos deberán rendir un informe de los resultados de la misión oficial realizada a su superior jerárquico.

ARTÍCULO 237. VIÁTICOS EN EL EXTERIOR DEL PAÍS. En los casos en que sea necesario enviar a funcionarios en misiones oficiales fuera del país, el titular de la institución pública que solicite la autorización para el viaje presentará al Ministerio de la Presidencia la petición de autorización con no menos de quince días de antelación a la fecha de partida. Esta autorización solamente será revocada por el Ministerio de la Presidencia. La solicitud debe tener la siguiente información: el nombre del funcionario que habrá de viajar; el país o los países que visitará; el objeto del viaje; los resultados esperados de la misión; el costo total del viaje, desglosando los gastos de transporte y de viáticos del funcionario, y el detalle de la ruta o itinerario de las líneas aéreas que se utilizarán. Se excluyen de este requisito los funcionarios de los Órganos Legislativo y Judicial, así como del Ministerio Público, la Contraloría General de la República, el Tribunal Electoral, las sociedades anónimas y las entidades financieras. Los viáticos serán los siguientes:

1. Para Ministros, Viceministros, Diputados Principales y Suplentes, Secretario y Subsecretarios Generales de la Asamblea Nacional, Procurador General de la Nación, Procurador de la Administración, Magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas y del Tribunal Administrativo de Contrataciones Públicas, Contralor y Subcontralor General de la República, Fiscal General Electoral, Fiscal de Cuentas, Defensor del Pueblo, Adjunto del Defensor del Pueblo, Secretarios Ejecutivos Nacionales de la Presidencia de la República, Directores y Subdirectores Generales, Gerentes y Subgerentes Generales, Administradores y Subadministradores Generales y Rectores y Vicerrectores de las universidades oficiales, ex Presidentes y ex Vicepresidentes de la República, en función pública:

Europa, Asia, África y Oceanía	B/.700.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.550.00 diarios.
México, Centroamérica, el Caribe y el resto de América Latina	B/.400.00 diarios.

2. Para otros funcionarios:

Europa, Asia, África y Oceanía	B/.600.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.450.00 diarios.
México, Centroamérica, el Caribe y resto de América Latina	B/.350.00 diarios.

Cuando un funcionario participe en un evento internacional, cuya duración no exceda de diez días laborables y la institución patrocinadora del exterior no cubra la totalidad de los viáticos, recibirá la diferencia del viático establecido para misiones oficiales. En los casos en que la institución patrocinadora del exterior cubra los gastos, se apoyará al funcionario con un diferencial del 30% del viático establecido para misiones oficiales.

Los funcionarios que reciban esta asignación deberán presentar un informe sustantivo sobre los resultados de la misión atendida a su regreso al país.

ARTÍCULO 238. VIAJES DE FUNCIONARIOS AL EXTERIOR. El Presidente y el Vicepresidente de la República, los Ministros y Viceministros, los Diputados Principales y Suplentes, el Secretario y los Subsecretarios Generales de la Asamblea Nacional, el Defensor del Pueblo, el Adjunto del Defensor del Pueblo, el Procurador General de la Nación, el Procurador de la Administración, los Magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas y del Tribunal Administrativo de Contrataciones Públicas, el Fiscal General Electoral, el Fiscal de Cuentas, el Contralor y el Subcontralor General de la República, los Embajadores, los Directores y Subdirectores Generales, los Gerentes y Subgerentes Generales, los Rectores y los Administradores y Subadministradores Generales de las entidades del Sector Descentralizado, ex Presidentes y ex Vicepresidentes de la República, en función pública, cuando viajen al exterior en misión oficial, podrán hacerlo en clase ejecutiva. En el caso de los viajes transcontinentales que realice un Director Nacional de una entidad y se encuentre acompañado de un Ministro o Viceministro, el Ministro del ramo podrá autorizar el viaje en clase ejecutiva. El resto de los funcionarios que viajen al exterior en misión oficial viajarán en clase económica.

Los funcionarios que requieran viajar en una clase superior deberán pagar la diferencia de su propio peculio.



ARTÍCULO 239. TRANSFERENCIAS A ENTIDADES DESCENTRALIZADAS. Las transferencias corrientes y de capital a favor de las entidades descentralizadas se asignarán y ejecutarán a través del ministerio coordinador del sector para fines de registro e información sectorial.

ARTÍCULO 240. PAGO DE OBLIGACIONES A LA SEGURIDAD SOCIAL. La porción correspondiente al pago de las obligaciones de la seguridad social será centralizada a través de la Dirección General de Tesorería del Ministerio de Economía y Finanzas, de acuerdo con las siguientes modalidades:

1. Las entidades del Gobierno Central deberán efectuar los trámites necesarios dentro de la entidad para la consecución de las partidas presupuestarias y así proceder al registro presupuestario y financiero de estas.
2. En el caso de las entidades descentralizadas subsidiadas, se retendrá, a través de la Dirección General de Tesorería, la porción correspondiente al pago de las obligaciones de la seguridad social.
3. Las entidades públicas no subsidiadas deberán realizar los trámites necesarios dentro de la entidad para la consecución de las partidas presupuestarias y así proceder al registro presupuestario y pagos de las obligaciones de la seguridad social.

ARTÍCULO 241. TRANSFERENCIAS A PERSONAS NATURALES O JURÍDICAS. Cuando se trate de transferencias a personas naturales o jurídicas y a organismos internacionales, el ministerio respectivo autorizará la disposición de dichos recursos y llevará un registro y control de los desembolsos, de conformidad con las normas y procedimientos vigentes.

ARTÍCULO 242. INDEMNIZACIONES ORDENADAS POR LOS TRIBUNALES. Las sentencias de los tribunales que ordenen indemnizaciones son de obligatorio cumplimiento para las instituciones públicas. Para cumplir esta obligación, la respectiva institución podrá solicitar una transferencia de partida o un crédito adicional para cubrir tal erogación si no hubiera asignación para ese propósito. Cuando estas indemnizaciones causen erogación en más de un ejercicio fiscal, las partidas correspondientes deberán consignarse anualmente en el presupuesto de la institución pública respectiva hasta su cancelación.



ARTÍCULO 243. USO DE CELULARES. El gasto en concepto de celulares adquiridos para el servicio público, de acuerdo con los límites contratados, incluyendo los de tecnología avanzada, solo se reconocerá a los funcionarios que ejercen los cargos de Presidente y Vicepresidente de la República, Diputados, Secretario y Subsecretarios Generales de la Asamblea Nacional, Ministros y Viceministros de Estado, Gobernadores, Magistrados de la Corte Suprema de Justicia, Procurador General de la Nación, Procurador de la Administración, Contralor y Subcontralor General de la República, Defensor del Pueblo, Adjunto del Defensor del Pueblo, Magistrados del Tribunal Electoral y Fiscal General Electoral, Magistrados del Tribunal Administrativo de Contrataciones Públicas, Magistrados del Tribunal de Cuentas, Fiscal de Cuentas, Directores y Subdirectores Generales, Gerentes y Subgerentes Generales, Administradores y Subadministradores Generales, Rectores de universidades oficiales y Secretarios y Subsecretarios Generales de las entidades del Sector Público.

Adicionalmente a los funcionarios señalados en el párrafo anterior, tendrán derecho al uso de celulares en los Ministerios los Directores y Subdirectores Nacionales, así como los asistentes, la secretaria del Ministro y el personal de seguridad del Ministro o Viceministro que así lo requiera por la naturaleza de sus funciones y lo haya autorizado por escrito.

De igual manera, tendrán el mismo derecho los Directores y Subdirectores Nacionales de las entidades del sector descentralizado.

Los funcionarios no autorizados en los párrafos anteriores deberán cubrir dicho gasto de su propio peculio.

ARTÍCULO 244. ADQUISICIONES Y CONTRATOS MULTIANUALES. En las compras de medicamentos, de equipo e instrumental médico-quirúrgico, de laboratorio, sanitario, odontológico, de rayos X y otros similares, así como en los contratos de alquiler, de mantenimiento, de arrendamiento financiero y operativo y de consultoría, cuya duración sea mayor de un año, se procederá como sigue:

1. La institución sustentará, ante la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas, el tiempo estimado de los contratos por adquisiciones de bienes y servicios y los pagos efectivos durante el transcurso de dicha ejecución, para cada vigencia fiscal.
2. El acto público se realizará por el valor total del contrato de la adquisición de bienes y servicios. El contrato indicará la partida presupuestaria correspondiente al



pago estimado para la vigencia en curso y la obligación de la institución de incluir, en los presupuestos de las próximas vigencias fiscales, las partidas presupuestarias programadas por los montos a pagar en dichas vigencias.

SECCIÓN 3ª

EJECUCIÓN DE LAS INVERSIONES PÚBLICAS

ARTÍCULO 245. EJECUCIÓN DE INVERSIONES. La ejecución de inversiones se inicia con el llamado al acto público o la solicitud de excepción. Para tal fin, se deberá contar previamente con su autorización en el Presupuesto General del Estado y la disponibilidad de la partida presupuestaria correspondiente.

El llamado al acto público o la solicitud de excepción deberá indicar la partida presupuestaria con cargo a la cual se realizará el gasto. En los casos a que se refiere el artículo 23 de la Ley 22 de 2006, sobre contrataciones públicas, se deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que el proyecto cuenta con el financiamiento garantizado.

ARTÍCULO 246. INVERSIONES PÚBLICAS POR CONTRATO. Las inversiones públicas se realizarán por contrato. Para este propósito, las instituciones ejecutoras prepararán o contratarán, con cargo al proyecto, los servicios de profesionales o técnicos y de firmas privadas para la confección de los correspondientes pliegos, planos, especificaciones y cronogramas de trabajo que servirán para la realización del acto público y demás trámites pertinentes.

ARTÍCULO 247. INVERSIONES PÚBLICAS POR ADMINISTRACIÓN DIRECTA. En caso de urgencia, las inversiones podrán ejecutarse por administración directa. La institución ejecutora deberá contar, antes del inicio de la obra, con los planos terminados, el presupuesto de la obra y el cronograma de realizaciones. El personal asignado a las oficinas ejecutoras de proyectos se podrá contratar como personal contingente o transitorio con cargo al presupuesto de funcionamiento, y podrá permanecer hasta que concluya la ejecución del proyecto. En los casos de proyectos de inversión, cuyas fuentes de financiamiento involucren recursos tanto locales como externos, se viabiliza la utilización del objeto de gastos Personal Transitorio para Inversiones (004). La contratación requerida por servicios profesionales se hará con base en lo establecido en el artículo 232 de la presente Ley.



PARÁGRAFO. Los costos de la administración del proyecto, incluyendo al personal asignado, no excederán el 30% del monto total de la asignación anual del proyecto.

ARTÍCULO 248. ANTICIPO Y PAGO A CONTRATISTAS. No se autorizarán pagos sin la presentación de las cuentas debidamente examinadas por la Contraloría General de la República, sobre obras efectivamente realizadas o sobre sus avances. Cuando la ejecución del contrato o de la obra requiera de desembolsos anticipados, el pliego de cargos y las especificaciones técnicas de la licitación pública así lo hará constar, al igual que el respectivo contrato de ejecución de obra, con indicación del requisito de constitución de la fianza de anticipo que deberá ser del 100% del valor anticipado.

ARTÍCULO 249. PAGO MEDIANTE CARTAS DE CRÉDITO. La forma de pago mediante el mecanismo de carta de crédito, tanto para compras locales como para compras en el exterior, se utilizará por parte del Sector Público cuando la naturaleza de la obra así lo amerite, siempre que el pliego de cargos de la respectiva licitación así lo haga constar y quede debidamente estipulado en el correspondiente contrato. La gestión para la apertura del crédito ante el Banco Nacional de Panamá deberá ser previamente autorizada por el Ministerio de Economía y Finanzas y refrendada por la Contraloría General de la República.

ARTÍCULO 250. INVERSIONES MULTIANUALES. Para los efectos de proyectos de inversión de duración mayor de un año, se procederá como sigue:

1. La institución, junto con la Dirección de Presupuesto de la Nación y la Dirección de Programación de Inversiones del Ministerio de Economía y Finanzas, estimará el tiempo de ejecución del proyecto y los pagos efectivos durante el transcurso de ejecución de este.
2. La licitación pública se realizará por la totalidad del proyecto, y el contrato entre el Estado y el contratista incluirá la partida presupuestaria correspondiente al pago estimado para la vigencia en curso, debidamente certificada por la Dirección de Presupuesto de la Nación. De igual forma, el contrato deberá incluir una cláusula que obliga a la institución, y por ende al Estado, a incluir en los presupuestos de la institución de las próximas vigencias fiscales los recursos financieros programados a pagar durante esas vigencias correspondientes. Estos proyectos tendrán prioridad sobre cualquier otro proyecto, y la institución estará obligada a ejecutar el proyecto en forma prioritaria. El Ministerio de Economía y Finanzas, de igual forma, a través del Presupuesto General del Estado de las

vigencias fiscales correspondientes, honrará las obligaciones contraídas y les dará prioridad a los proyectos en ejecución.

ARTÍCULO 251. AUMENTO DEL COSTO DE LA INVERSIÓN. Los aumentos del costo total de un proyecto de inversión, debidamente justificados por razones técnicas no previstas en los planos y especificaciones originales, deberán contar previamente con las asignaciones presupuestarias respectivas.

PARÁGRAFO. En los contratos que tengan como garantía adicional la retención de un porcentaje de las cuentas presentadas por avance de obras, se podrá devolver esta retención al contratista cuando se compruebe que el alcance del contrato original se ha cumplido, aun cuando queden pendientes la aprobación y autorización de acuerdos suplementarios que hubieran sido acordados.

ARTÍCULO 252. INVERSIONES DE DESARROLLO LOCAL Y OBRAS COMUNITARIAS. Las transferencias de capital del presupuesto de inversión correspondiente a los Proyectos de Desarrollo Local y Obras Comunitarias serán asignadas en forma igualitaria y desembolsadas de acuerdo con los avances de ejecución de obras y de los ingresos recaudados.

ARTÍCULO 253. REGISTRO DE GASTOS EN LOS PROYECTOS DE INVERSIÓN. Los desembolsos de los fondos a través de convenios de empréstitos o donaciones deberán ingresar a la Cuenta del Tesoro Nacional para efectos de registro y, posteriormente, podrán ser depositados en las cuentas indicadas en dichos convenios o donaciones, para los efectos de su administración.

No se registrarán gastos en los proyectos de inversión con financiamiento local, si previamente no se han recibido los desembolsos correspondientes.

ARTÍCULO 254. REGISTRO DE LAS INVERSIONES FINANCIERAS DEL BANCO NACIONAL DE PANAMÁ, LA CAJA DE AHORROS Y LA CAJA DE SEGURO SOCIAL. Por la naturaleza de las inversiones financieras que realizan el Banco Nacional de Panamá, la Caja de Ahorros y la Caja de Seguro Social, los cuales compiten en el mercado financiero, se autoriza para que estas entidades en su Programa de Inversiones Financieras realicen las modificaciones en ejecución de las asignaciones presupuestarias, con la finalidad de mantener el equilibrio entre los gastos y el presupuesto autorizado.

De igual manera, esta medida se aplicará a los intereses que se pagan a los cuentahabientes de estas entidades financieras.

ARTÍCULO 255. CONTRATOS DE PRÉSTAMOS EXTERNOS. Los pliegos de cargos y demás documentos de las licitaciones para la ejecución de obras o adquisición de bienes y servicios, financiados con fondos provenientes de contratos de préstamos con organismos financieros internacionales o gobiernos extranjeros, podrán incluir las normas y procedimientos previstos en dichos contratos.

PARÁGRAFO. Solamente se comprometerá el pago con fuente externa cuando se haya recibido el desembolso o esté garantizada su recepción oficialmente.

SECCIÓN 4ª
MODIFICACIONES AL PRESUPUESTO

ARTÍCULO 256. TRASLADO DE PARTIDA. El traslado de partida es la transferencia de recursos en las partidas del Presupuesto, con saldo disponible de fondos o sin utilizar, a otras que se hayan quedado con saldos insuficientes o que no tengan asignación presupuestaria.

Los traslados de partidas se podrán realizar entre el 15 de enero y el 30 de noviembre; no obstante, podrán realizarse en cualquier época del año en el caso de obras de inversiones y gastos para la atención de servicios sociales.

Las instituciones públicas presentarán las solicitudes de traslados de saldos disponibles de fondos entre las partidas presupuestarias al Ministerio de Economía y Finanzas, el cual autorizará o no la correspondiente solicitud, previa verificación de la efectiva disponibilidad de los saldos no comprometidos. Los traslados de partidas de trescientos mil balboas (B/.300,000.00) o más se remitirán a la Comisión de Presupuesto de la Asamblea Nacional para su consideración. Si la Comisión de Presupuesto no realiza ninguna actuación dentro de los veinte días siguientes al recibo de la solicitud, se entenderá que ha sido aprobada la modificación correspondiente. Si por el contrario, la Comisión de Presupuesto realiza actuación, se suspende el término, y se comunicará a la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y a la entidad solicitante, hasta tanto la entidad solicitante realice la sustentación ante la Comisión, que la aprobará o la rechazará.



La documentación correspondiente a los traslados de partidas menores de trescientos mil balboas (B/.300,000.00) se remitirá a la Comisión de Presupuesto de la Asamblea Nacional. Esta Comisión podrá hacer las citaciones a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados.

PARÁGRAFO 1. En los casos de emergencia nacional declarada por el Consejo de Gabinete mediante resolución, se faculta al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, para realizar traslados de partidas con el fin de hacerle frente a dicha emergencia, por un monto de hasta un millón de balboas (B/.1,000,000.00). La documentación correspondiente se remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento. Esta Comisión podrá citar a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados.

PARÁGRAFO 2. No se podrá dividir el objeto de gasto de la partida presupuestaria en partes o grupos, con el fin de que el monto objeto del traslado no alcance los trescientos mil balboas (B/.300,000.00). Se exceptúan las transferencias corrientes y de capital a las Juntas Comunales y Municipios.

PARÁGRAFO 3. Los traslados de partidas que soliciten las entidades y que afecten los proyectos del Plan Estratégico de Gobierno deberán solicitarse primeramente a la Secretaría de Metas del Ministerio de la Presidencia para su evaluación y opinión. Posteriormente, se remitirán al Ministerio de Economía y Finanzas para su trámite correspondiente.

ARTÍCULO 257. LIMITACIONES A LOS TRASLADOS DE PARTIDAS. Las solicitudes de traslados de saldos de las partidas de gastos deberán ajustarse a las siguientes normas:

1. Los saldos de las partidas de servicios básicos y de contribuciones a la Caja de Seguro Social solamente se podrán utilizar para reforzar objetos de gastos entre sí, o sea entre servicios básicos y entre contribuciones a la Caja de Seguro Social.
2. Los saldos de las partidas de gastos de funcionamiento podrán ser trasladados entre sí, con excepción de los saldos de las partidas de sueldos fijos, de cuotas a organismos internacionales, y del Servicio de la Deuda Pública, cuando corresponda a ahorros comprobados, los cuales serán verificados por el Ministerio de Economía y Finanzas.



3. Los saldos de las partidas de funcionamiento podrán reforzar proyectos de inversión; no obstante, las partidas de inversión no podrán trasladarse para reforzar partidas de funcionamiento.
4. Los saldos de las partidas de inversiones podrán trasladarse entre sí.
5. La cancelación o posposición de proyectos de inversión presupuestados en la vigencia podrán reforzar otros proyectos con partidas insuficientes o crear nuevos proyectos de inversión.
6. Se prohíbe trasladar saldos disponibles para reforzar las partidas del objeto del gasto codificadas en el grupo de Asignaciones Globales, con excepción de los Gastos del Servicio Exterior y de Emergencias Nacionales.

ARTÍCULO 258. CRÉDITOS ADICIONALES. Los créditos adicionales son los que aumentan el monto del Presupuesto General del Estado y se dividen en dos clases: extraordinarios y suplementarios. Los extraordinarios son los que se aprueban con el fin de atender causas imprevistas y urgentes, así como los gastos que demanden la creación de un servicio y/o proyecto no previsto en el Presupuesto. Los suplementarios son los destinados a proveer la insuficiencia en las partidas existentes en el Presupuesto.

ARTÍCULO 259. VIABILIDAD DE LOS CRÉDITOS ADICIONALES. Los créditos adicionales serán viables cuando exista un superávit o excedente real en el Presupuesto de Ingresos, cuando exista un ingreso que no haya sido incluido en el Presupuesto o cuando se cree uno nuevo.

Dichas solicitudes de créditos adicionales se tramitarán de acuerdo con los niveles de ejecución de los programas, las actividades y los proyectos, demostrados por las entidades solicitantes.

ARTÍCULO 260. PLAZOS PARA LOS CRÉDITOS ADICIONALES. Los créditos adicionales que se generen en las instituciones públicas se solicitarán al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, acompañados de una justificación que permita a este Ministerio realizar un análisis evaluativo de su viabilidad. En el caso de las entidades del Sector Descentralizado, se deberá incluir la resolución de aprobación de la respectiva Junta Directiva. Las solicitudes se podrán presentar, entre el 1 de marzo y el 30 de septiembre del año de la vigencia del Presupuesto, al Ministerio de Economía y Finanzas, y a la Comisión de Presupuesto de la Asamblea Nacional hasta el 15 de octubre, a fin de ser votadas por esta.



El Consejo Económico Nacional y el Consejo de Gabinete, según lo que corresponda, por solicitud expresa del Presidente de la República, están facultados para considerar créditos adicionales fuera de los periodos establecidos en este artículo, y la Comisión de Presupuesto de la Asamblea Nacional estará facultada para darles el trámite correspondiente.

ARTÍCULO 261. PROCEDIMIENTO DE LOS CRÉDITOS ADICIONALES. Las instituciones públicas presentarán las solicitudes de créditos adicionales al Ministerio de Economía y Finanzas, el cual elaborará el proyecto de resolución.

Cuando el proyecto de resolución recomendado no exceda un monto de tres millones de balboas (B/.3,000,000.00), será remitido al Consejo Económico Nacional para su aprobación y, posteriormente, junto con el informe sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, se someterá a la aprobación final de la Comisión de Presupuesto de la Asamblea Nacional. Cuando el proyecto de resolución recomendado exceda un monto de tres millones de balboas (B/.3,000,000.00), se remitirá al Consejo Económico Nacional para que emita su opinión favorable; posteriormente, junto con el informe favorable sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, será remitido para la aprobación del Consejo de Gabinete, que lo remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo.

La Contraloría General de la República deberá pronunciarse por escrito sobre la viabilidad financiera y la conveniencia, en un plazo no mayor de quince días hábiles, contado desde la fecha en que recibe la documentación enviada por el Ministerio de Economía y Finanzas.

ARTÍCULO 262. MODIFICACIONES PRESUPUESTARIAS ENTRE INSTITUCIONES. El Ministerio de Economía y Finanzas podrá tramitar modificaciones al Presupuesto General del Estado, a través de la Dirección de Presupuesto de la Nación, por medio de la reducción del monto de una o más instituciones, con el propósito de incrementar la asignación de otra u otras, mediante el procedimiento de traslado de partidas.

ARTÍCULO 263. GASTO TRIBUTARIO. Son las concesiones o exenciones (subsidios u otros) a una estructura tributaria que reducen la recaudación de ingresos del Gobierno.



El Ministerio de Economía y Finanzas registrará el gasto tributario a través de la Dirección Nacional de Contabilidad, la cual las coordinará con la Dirección General de Ingresos, las entidades ejecutoras de Gobierno Central que den reconocimiento a este tipo de gastos y la Contraloría General de la República.

ARTÍCULO 264. MODIFICACIÓN A LA ESTRUCTURA DE PUESTOS. Las modificaciones a la estructura de puestos que requieran las instituciones públicas, cuyos cargos se encuentran acreditados en la Carrera Administrativa, deberán ser solicitadas a la Dirección General de Carrera Administrativa, que las evaluará y recomendará, a partir del 15 de enero hasta el 15 de septiembre, posteriormente las remitirá al Ministerio de Economía y Finanzas para su evaluación y registro. Los cargos o las entidades que no están acreditadas en la Carrera Administrativa remitirán al Ministerio de Economía y Finanzas, a partir del 15 de enero hasta el 15 de septiembre, las solicitudes de modificaciones, a fin de eliminar posiciones vacantes, crear posiciones nuevas, modificar posiciones existentes y asignar dietas y sobresueldos debidamente autorizados. El Ministerio de Economía y Finanzas enviará a la Comisión de Presupuesto de la Asamblea Nacional la documentación correspondiente para su conocimiento.

El monto de los aumentos y de las creaciones establecidas en los cambios de la estructura de puestos solo podrá ser financiado mediante la disminución y eliminación de puestos.

Cuando la modificación a la estructura de puestos solicitada conlleva un traslado de partida, este podrá ser tramitado simultáneamente con la solicitud de modificación.

En el caso de las solicitudes que incluyan cargos bajo el régimen de Carrera Administrativa, deberán adjuntar la recomendación favorable de la Dirección General de Carrera Administrativa. El Ministerio de Economía y Finanzas determinará la forma en que dichas solicitudes serán presentadas mediante el procedimiento de resoluciones.

CAPÍTULO III
SEGUIMIENTO Y EVALUACIÓN DEL PRESUPUESTO

ARTÍCULO 265. SEGUIMIENTO Y EVALUACIÓN. Seguimiento es verificar si la ejecución del Presupuesto se está realizando de acuerdo con los planes, programas, proyectos y decisiones, así como identificar problemas y solucionarlos. Evaluación es



verificar si los resultados obtenidos y logros alcanzados han sido oportunos y a costos razonables, y reajustar los programas si es indispensable.

ARTÍCULO 266. PROCEDIMIENTO. El Ministerio de Economía y Finanzas realizará el seguimiento y la evaluación de los programas incluidos en el Presupuesto General del Estado para asegurar que su avance físico y financiero corresponda a lo previsto.

En caso de determinarse atraso en los calendarios de ejecución preparados por las propias instituciones ejecutoras, el Ministerio de Economía y Finanzas podrá retener los pagos, con base en las asignaciones mensuales establecidas, hasta que se solucionen los problemas que obstaculizan la ejecución del Presupuesto.

El Ministerio de Economía y Finanzas dará seguimiento a la ejecución financiera del Sector Público y, si en cualquier época del año considera fundadamente que el total de los ingresos disponibles pueda ser inferior al total de los gastos autorizados en el Presupuesto General del Estado, presentará un plan de contención del gasto público al Consejo de Gabinete para su aprobación y posterior comunicación a las instituciones públicas. Este plan también podrá ser aprobado mediante resolución ejecutiva, con el concepto favorable de la Comisión de Presupuesto de la Asamblea Nacional, para lo cual el Órgano Ejecutivo remitirá toda la documentación necesaria a dicha Comisión.

El Ministerio de Economía y Finanzas también podrá presentar al Órgano Ejecutivo un plan de reducción del gasto público, cuando en cualquier época del año los ingresos efectivamente recaudados sean inferiores a los presupuestados y no exista previsión para solventar tal condición. Este plan será sometido a la aprobación del Consejo de Gabinete y a la Comisión de Presupuesto de la Asamblea Nacional, para la correspondiente modificación del Presupuesto General del Estado.

PARÁGRAFO 1. Los ajustes por contención o reducción del gasto a los presupuestos del Órgano Legislativo, del Órgano Judicial, del Ministerio Público, del Tribunal Electoral, de la Defensoría del Pueblo y de la Contraloría General de la República no serán porcentualmente superiores en cada una de estas instituciones al ajuste del Presupuesto General del Estado, y afectarán los renglones que estas determinen, respetando los gastos de forzoso cumplimiento.



PARÁGRAFO 2. Desde el año fiscal en que se inicie un presupuesto de elecciones con miras a la realización de estas y hasta el año fiscal en que se celebren, el Tribunal Electoral queda exceptuado de la aplicación de esta norma restrictiva. Durante este periodo, el Tribunal Electoral tendrá siempre a su disposición las partidas que le hubieran sido aprobadas en el Presupuesto General del Estado.

ARTÍCULO 267. PLAZOS E INFORMES. Las instituciones públicas remitirán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que muestre la ejecución presupuestaria con todos los detalles que sean solicitados, especialmente la información referente a sus ingresos, gastos, inversiones, deuda pública, flujo de caja, gestión administrativa, indicadores de gestión, logros programáticos y volúmenes de trabajo. En adición y dentro de los primeros diez días del vencimiento de cada trimestre, presentarán a estas instituciones una copia de sus estados financieros.

Con base en lo anterior, el Ministerio de Economía y Finanzas, junto con la Contraloría General de la República, presentará a la Presidencia de la República y a la Comisión de Presupuesto de la Asamblea Nacional un informe trimestral analítico consolidado sobre la Ejecución Presupuestaria del Sector Público dentro de los cuarenta y cinco días siguientes a la terminación del trimestre correspondiente. El Ministerio de Economía y Finanzas presentará el Informe Trimestral de Ejecución Física y Financiera de las Inversiones del Sector Público, que incluye las inversiones financiadas por el Fondo Fiduciario para el Desarrollo. La ejecución presupuestaria de los egresos o gastos deberá reflejar los compromisos registrados en la contabilidad presupuestaria a la fecha de presentación del informe, ajustados los gastos contingentes que se hayan comprometido.

La Contraloría General de la República presentará al Órgano Ejecutivo y al Órgano Legislativo un informe trimestral sobre el estado financiero de la Administración Pública, sin perjuicio de hacerlo con mayor frecuencia cuando las circunstancias lo ameriten o cuando le sea requerido por cualquiera de estos. Por su parte, el Ministerio de Economía y Finanzas presentará trimestralmente a la Comisión de Presupuesto un informe sobre el Estado de la Deuda Pública y su servicio. Estos informes se presentarán dentro de los cuarenta y cinco días siguientes a la terminación del siguiente trimestre.

ARTÍCULO 268. REASIGNACIÓN DE PARTIDAS PRESUPUESTARIAS. Con la finalidad de dar seguimiento a la ejecución de las partidas presupuestarias consignadas en



el presupuesto mensualizado, el Ministerio de Economía y Finanzas evaluará dicha ejecución y determinará la reasignación de partidas presupuestarias al Presupuesto General del Estado, a través de traslados de partidas presupuestarias, con el propósito de fortalecer prioridades en programas, proyectos y/o actividades con insuficiencias o con falta de asignación presupuestaria en otras entidades o programas.

CAPÍTULO IV
CIERRE Y LIQUIDACIÓN DEL PRESUPUESTO

ARTÍCULO 269. CIERRE PRESUPUESTARIO. Cierre es la finalización de la vigencia presupuestaria anual después de la cual no se registra recaudación de ingresos ni se realiza compromiso de gastos con cargo al Presupuesto clausurado. El cierre se realizará el 31 de diciembre del 2011.

El Ministerio de Economía y Finanzas presentará el informe de cierre a la Comisión de Presupuesto de la Asamblea Nacional para analizar el cumplimiento en la ejecución del Presupuesto General del Estado, a más tardar dentro de los sesenta días siguientes al cierre fiscal.

ARTÍCULO 270. RESERVA DE CAJA. Con el propósito de facilitar el cierre del Presupuesto, las instituciones públicas deberán solicitar al Ministerio de Economía y Finanzas reservas de caja de los compromisos devengados existentes al 31 de diciembre, estos deben ser pagados a más tardar el último día laborable del mes de abril del siguiente año.

Para el caso de proyectos o cuentas que cubren más de una vigencia, las instituciones deberán incluir en las solicitudes de reserva solamente los compromisos a pagar durante el año de la vigencia presupuestaria.

ARTÍCULO 271. LIQUIDACIÓN PRESUPUESTARIA. Liquidación es el conocimiento de los resultados de la ejecución presupuestaria de la situación financiera del Sector Público. La liquidación del Presupuesto del 2011 se realizará hasta el 30 de abril del año 2012.

Corresponde al Ministerio de Economía y Finanzas, coordinadamente con la Contraloría General de la República, realizar la liquidación del Presupuesto General del Estado, con

base en los informes presentados por las entidades públicas y en la información proporcionada por la contabilidad gubernamental.

ARTÍCULO 272. SALDO EN CAJA LIBRE. El saldo en caja libre es la disponibilidad financiera de recursos menos las reservas de caja autorizadas por el Ministerio de Economía y Finanzas.

CAPÍTULO V
DISPOSICIONES VARIAS

ARTÍCULO 273. PRESENTACIÓN DE ANTEPROYECTO DE PRESUPUESTO. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas su anteproyecto de presupuesto para cada vigencia fiscal, a más tardar el 30 de abril de cada año. A las entidades que no cumplan con esta disposición, se les tomará como anteproyecto la cifra preliminar que presenta el Ministerio de Economía y Finanzas a través de la Dirección de Presupuesto de la Nación.

El anteproyecto de presupuesto deberá incluir los indicadores de gestión, los objetivos y metas programáticas vinculadas con los recursos, así como las proyecciones de ingresos y gastos de funcionamiento e inversión, a mediano plazo, para un periodo no menor de tres años adicionales.

ARTÍCULO 274. MODIFICACIÓN A LA ESTRUCTURA PROGRAMÁTICA. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas, a partir del 1 de febrero hasta el 30 de abril, modificaciones a su estructura programática, a través de la Dirección de Presupuesto de la Nación, que las evaluará y recomendará.

ARTÍCULO 275. TRASLADOS DE FUNCIONARIOS ENTRE ENTIDADES DEL ESTADO. Del 15 de enero hasta el 30 de junio y previa consulta a la Dirección General de Carrera Administrativa, el servidor público nombrado para prestar servicios en una entidad del Estado, que es requerido por otra, podrá ser transferido a esta última mediante la solicitud formulada al Ministerio de Economía y Finanzas por la institución interesada, la aceptación de la institución que hizo el nombramiento y el consentimiento del funcionario afectado. El Ministerio de Economía y Finanzas preparará la resolución ejecutiva correspondiente con el detalle de las afectaciones presupuestarias y, una vez aprobada, comunicará la acción a las entidades involucradas y a la Contraloría General de



la República. La ejecución de esta decisión requerirá únicamente de la aprobación del Presidente de la República y del acta de inicio de labores correspondiente.

ARTÍCULO 276. AUTORIZACIÓN PARA DESCUENTOS MENSUALES DE LAS CUENTAS CORRIENTES DE LAS INSTITUCIONES. Se autoriza al Ministerio de Economía y Finanzas, a través de la Dirección General de Tesorería, para que instruya al Banco Nacional de Panamá a descontar mensualmente, de las cuentas corrientes de las instituciones públicas, las sumas de dinero correspondientes a su cuenta de consumo de servicios básicos (agua, teléfono, aseo y energía eléctrica), contribuciones a la seguridad social y aportes al Gobierno Central.

Se incluyen en esta disposición las transferencias o aportes a favor de instituciones públicas, consignadas en los presupuestos de las instituciones receptoras como parte de sus ingresos, así como las establecidas por leyes especiales.

ARTÍCULO 277. COMPENSACIÓN DE CRÉDITOS Y DÉBITOS ENTRE INSTITUCIONES PÚBLICAS. Se autoriza la compensación de créditos a favor y deudas a cargo del Gobierno Central, entre este y las entidades del Sector Descentralizado, y de estas entre sí. La autorización para la compensación en referencia estará a cargo del Órgano Ejecutivo a través del Consejo de Gabinete. Para hacer efectiva esta disposición, deberá cumplirse con los mecanismos presupuestarios correspondientes.

A los efectos de cumplir con los trámites de compensación antes señalados, el Ministerio de Economía y Finanzas, junto con las entidades afectadas, acordará el procedimiento apropiado para los ajustes y registros necesarios. Este procedimiento deberá ser notificado a la Contraloría General de la República y a la Comisión de Presupuesto.

ARTÍCULO 278. INFORME SOBRE POLÍTICAS Y SISTEMA SALARIAL. Con el propósito de conformar una base de datos central del sistema presupuestario y salarial, las instituciones públicas deberán remitir mensualmente al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional copias de sus respectivos sistemas de planilla con la siguiente información:

1. Datos básicos individuales de cada funcionario.
2. Clase ocupacional a la que pertenece el funcionario.
3. Carrera y régimen al que pertenece.
4. Unidad organizativa a la que pertenece.
5. Clasificación presupuestaria programática del cargo.



6. Conceptos e importes pagados según la planilla.

PARÁGRAFO. La Dirección General de Carrera Administrativa tendrá acceso a esta información. Se faculta al Ministerio de Economía y Finanzas para que establezca los procedimientos necesarios a efecto de cumplir con esta disposición.

ARTÍCULO 279. MANUAL DE ORGANIZACIÓN Y DE CLASES OCUPACIONALES. Las instituciones del Sector Público deberán actualizar sus respectivos manuales institucionales de organización y de clases ocupacionales, según la metodología adoptada por el Ministerio de Economía y Finanzas y la Dirección General de Carrera Administrativa, en lo que corresponde al Manual de Clases Ocupacionales.

La actualización de ambos manuales será adoptada para la elaboración de los subsiguientes presupuestos.

ARTÍCULO 280. BONIFICACIÓN POR ANTIGÜEDAD A LOS SERVIDORES PÚBLICOS DE CARRERA ADMINISTRATIVA Y DE CARRERA DEL SERVICIO LEGISLATIVO. La bonificación por antigüedad se calcula tomando en cuenta los años laborados, desde la adquisición del estatus de servidor público de Carrera Administrativa o de Carrera del Servicio Legislativo al último sueldo devengado, cuyo derecho se adquiere por renuncia, jubilación o reducción de fuerza.

El servidor público, al completar diez años de servicio, tendrá derecho a cuatro meses de sueldo por bonificación; al completar quince años de servicio, tendrá derecho a seis meses de sueldo por bonificación; al completar veinte años de servicio, tendrá derecho a ocho meses de sueldo por bonificación, y al completar veinticinco años de servicio, tendrá derecho a diez meses de sueldo por bonificación.

Para tales efectos, las instituciones incorporadas al Régimen de Carrera Administrativa deben establecer las reservas correspondientes en cada anteproyecto de presupuesto.

En caso de fallecimiento del servidor público, se le concederá seis meses de sueldo al beneficiario previamente designado o, en su defecto, a sus herederos.

ARTÍCULO 281. MODIFICACIÓN A LA ESTRUCTURA ORGANIZATIVA. Las instituciones del Sector Público podrán solicitar, al Ministerio de Economía y Finanzas,



modificaciones a su estructura organizativa, a través de la Dirección de Desarrollo Institucional del Estado, que la evaluará y autorizará.

ARTÍCULO 282. CONTROL PREVIO. Para los efectos de esta Ley, se entiende por Control Previo la fiscalización y el análisis de las actuaciones administrativas que afectan o puedan afectar un patrimonio público, antes de que tal afectación se produzca, a fin de lograr que se realicen con corrección y dentro de los marcos legales. Para tal fin, la Contraloría General de la República, a través del funcionario que la represente, consignará su conformidad con acto de manejo mediante su refrendo, una vez se compruebe que cumple con los requisitos legales necesarios. Por el contrario, cuando medien razones jurídicas objetivas que ameriten la oposición de la Contraloría a que el acto se emita, el representante de dicha institución improbará el acto por escrito e indicará al funcionario u organismo encargado de emitirlo las razones en que se funda tal improbación. El refrendo a que se refiere este artículo puede hacerse vía electrónica.

El Control Objetivo o Previo se limitará a la verificación de la partida de gasto autorizada por la Ley de Presupuesto General del Estado y las normas legales aplicables. Este control se aplicará en los contratos y actos públicos, de conformidad con la legislación correspondiente.

ARTÍCULO 283. INVERSIONES SOCIALES A TRAVÉS DEL PROGRAMA DE DINAMIZACIÓN. Las inversiones públicas podrán ejecutarse a través del Programa de Dinamización de Inversiones para aplicar las normas del Convenio con el Programa de las Naciones Unidas para el Desarrollo (PNUD) o cualesquiera otros programas que autorice el Órgano Ejecutivo.

ARTÍCULO 284. CONTRATACIONES QUE CELEBRE EL PROGRAMA DE AYUDA NACIONAL- PAN. Los contratos que celebre el Programa de Ayuda Nacional- PAN estarán exceptuados de la aplicación de la Ley 22 de 2006 hasta el 31 de diciembre de 2011.

ARTÍCULO 285. SALDO DE VIGENCIA DE SEGURO EDUCATIVO. La Contraloría General de la República, según lo establecido en la Ley 49 de 2002, que modifica artículos del Decreto de Gabinete 168 de 1971, sobre el Seguro Educativo, modificado por las leyes 13 y 16 de 1987, deberá certificar, a más tardar el 15 de enero del año 2011, sobre el excedente del Seguro Educativo existente, al Ministerio de Economía y



Finanzas y al Ministerio de Educación, para que puedan proceder a incluir dichas sumas en el presupuesto y para los fines propuestos por la Ley 49 de 2002.

ARTÍCULO 286. AFECTACIONES PRESUPUESTARIAS. Todas las afectaciones presupuestarias que realicen las instituciones públicas deberán ser imputadas a los objetos de gastos establecidos en el Manual de Clasificaciones Presupuestarias del Gasto Público, autorizado por el Ministerio de Economía y Finanzas.

ARTÍCULO 287. APLICACIÓN DE LAS NORMAS. Se autoriza al Ministerio de Economía y Finanzas y a la Contraloría General de la República para que, mediante instructivos, circulares y cualquiera otra forma de comunicación que estimen apropiada, instruyan a las instituciones públicas sobre la correcta aplicación de estas Normas Generales de Administración Presupuestaria. Dichas comunicaciones serán remitidas igualmente a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

ARTÍCULO 288. VIGENCIA. Esta Ley comenzará a regir desde el 1 de enero del 2011.

COMUNÍQUESE Y CÚMPLASE.

Proyecto 185 de 2010 aprobado en tercer debate, en el Palacio Justo Arosemena, ciudad de Panamá, a los días 21 del mes de octubre del año dos mil diez.

El Presidente,



José Muñoz Molina

El Secretario General,



Wigberto E. Quintero G.



ÓRGANO EJECUTIVO NACIONAL. PRESIDENCIA DE LA REPÚBLICA.

PANAMÁ, REPÚBLICA DE PANAMÁ, DE 2 DE noviembre DE 2010.



RICARDO MARTINELLI BERROCAL
Presidente de la República



ALBERTO VALLARINO CLÉMENT
Ministro de Economía y Finanzas